As filed with the Securities and Exchange Commission on December 20, 2018

Registration No. [●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	1311	20-0467835
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5320 Legacy Drive,

Plano, TX 75024

(972) 673-2000

(Address, including Zip Code, and telephone number, including area code, of registrant’s principal executive offices)

James S. Matthews, Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Denbury Resources Inc., 5320 Legacy Drive, Plano, TX 75024

(972) 673-2000

(Name, address, including Zip Code, and telephone number, including area code, of agent for service)

With a copy to:

Stephen M. Gill Jeffery B. Floyd Vinson & Elkins LLP 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Katherine Ryan Vice President, Chief Legal Counsel and Corporate Secretary Penn Virginia Corporation 16285 Park Ten Place, Suite 500 Houston, Texas 77084 (713) 722-6500

Frank E. Bayouth

Leif King

Skadden, Arps, Slate, Meagher & Flom LLP

1000 Louisiana Street, Suite 6800

Houston, Texas 77002

(713) 655-5100

Hillary H. Holmes

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, Texas 77002

(346) 718-6600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value $0.001 per share	191,784,216 (1)	N/A	$859,549,015 (2)	$104,177 (3)

(1)

Represents the maximum number of shares of common stock, par value $0.001 per share, of Denbury Resources Inc. (“Denbury Common Stock”) estimated to be issuable upon the completion of the merger described herein. The number of shares of Denbury Common Stock being registered is based on (a) 15,466,469 shares of common stock, par value $0.01 per share, of Penn Virginia Corporation (“Penn Virginia Common Stock”) outstanding as of December 18, 2018, which includes service-based restricted stock and performance-based restricted stock granted under Penn Virginia’s stock plan as of December 18, 2018 that will be converted into the right to receive the merger consideration in accordance with the merger agreement upon completion of the merger as described herein and (b) an exchange ratio of 12.4000 shares of Denbury Common Stock for each share of Penn Virginia Common Stock.

(2)

Calculated pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee based on the average of the high and low prices for shares of Penn Virginia Common Stock as reported on the New York Stock Exchange on December 18, 2018 ($55.58 per share), multiplied by the estimated maximum number of shares (15,466,469) that may be exchanged or converted for the securities being registered.

(3)

The registration fee for the securities registered hereby has been calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended, by multiplying the proposed maximum aggregate offering price for the securities by .0001212.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY—SUBJECT TO COMPLETION, DATED DECEMBER 20, 2018

JOINT LETTER TO STOCKHOLDERS OF DENBURY RESOURCES INC.

AND SHAREHOLDERS OF PENN VIRGINIA CORPORATION

Dear Denbury Stockholders and Penn Virginia Shareholders:

Denbury Resources Inc. (“Denbury”) and Penn Virginia Corporation (“Penn Virginia”) have entered into a merger agreement (which, as it may be amended from time to time, we refer to as the “Merger Agreement”) providing for the acquisition of Penn Virginia by Denbury pursuant to a merger between a wholly owned subsidiary of Denbury and Penn Virginia (which we refer to as the “Merger”).

Denbury stockholders as of the close of business on [●], 2019, the record date, are invited to attend a special meeting of Denbury stockholders on [●], 2019, at [●], Central Time, to consider and vote upon a proposal to approve the issuance of shares of Denbury common stock, par value $0.001 per share (“Denbury Common Stock”), in connection with the Merger (which we refer to as the “Denbury Issuance Proposal”) and an amendment to Denbury’s Second Restated Certificate of Incorporation to increase the number of shares of Denbury Common Stock authorized for issuance thereunder (which we refer to as the “Denbury Charter Amendment Proposal”). Penn Virginia shareholders as of the close of business on the record date are invited to attend a special meeting of Penn Virginia shareholders on [●], 2019, at [●], Central Time, to consider and vote upon a proposal to approve the Merger Agreement (the “Penn Virginia Merger Proposal”) and a non-binding advisory proposal to approve certain compensation that may be paid or become payable to Penn Virginia’s named executive officers that is based on or otherwise relates to the Merger (which we refer to as the “Penn Virginia Non-Binding Compensation Advisory Proposal”).

For Penn Virginia shareholders, if the Merger is completed, at your election you will be entitled to receive, for each issued and outstanding share of Penn Virginia common stock, par value $0.01 per share (“Penn Virginia Common Stock”), owned by you immediately prior to the effective time of the Merger, either (i) $25.86 in cash without interest and 12.4000 shares of Denbury Common Stock (which we refer to as the “Mixed Election”), (ii) $79.80 in cash without interest (which we refer to as the “Cash Election”) or (iii) 18.3454 shares of Denbury Common Stock (which we refer to as the “Stock Election”). Each Cash Election and Stock Election, however, will be subject to proration to ensure that the total amount of cash paid to Penn Virginia shareholders is equal to $400 million. This consideration (which we refer to as the “Merger Consideration”) is further described in the joint proxy statement/prospectus accompanying this letter.

The market value of the Merger Consideration will fluctuate with the price of Denbury Common Stock. Penn Virginia shareholders should obtain current stock price quotations for Denbury Common Stock and Penn Virginia Common Stock. Denbury Common Stock is traded on the New York Stock Exchange under the symbol “DNR,” and Penn Virginia Common Stock is traded on NASDAQ under the symbol “PVAC.”

The Denbury board of directors has unanimously determined that the Merger is in the best interests of, and is advisable to, Denbury and its stockholders; has approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, the issuance of shares of Denbury Common Stock in connection with the Merger and the amendment to Denbury’s Second Restated Certificate of Incorporation to increase the number of shares of Denbury Common Stock authorized for issuance thereunder; and unanimously recommends that Denbury stockholders vote “FOR” the Denbury Issuance Proposal and “FOR” the Denbury Charter Amendment Proposal.

The Penn Virginia board of directors has unanimously determined that the Merger is in the best interests of, and is advisable to, Penn Virginia and its shareholders; has approved and adopted the Merger Agreement, including the Merger and the transactions contemplated thereby; and unanimously recommends that Penn Virginia shareholders vote “FOR” the Penn Virginia Merger Proposal and “FOR” the Penn Virginia Non-Binding Compensation Advisory Proposal.

Denbury and Penn Virginia cannot complete the Merger unless, among other things, Denbury stockholders approve the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal and Penn Virginia shareholders approve the Penn Virginia Merger Proposal.

Your vote is very important. To ensure your representation at your company’s special meeting, complete and return the applicable enclosed Denbury proxy card or Penn Virginia WHITE proxy card, or submit your proxy by phone or the Internet. Please vote promptly whether or not you expect to attend your company’s special meeting. Submitting a proxy now will not prevent you from being able to vote in person at your company’s special meeting.

The joint proxy statement/prospectus accompanying this letter is also being delivered to Penn Virginia shareholders as Denbury’s prospectus for its offering of shares of Denbury Common Stock in connection with the Merger.

The obligations of Denbury and Penn Virginia to complete the Merger are subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, a copy of which is included as part of the accompanying joint proxy statement/prospectus. The joint proxy statement/prospectus provides you with detailed information about the Merger. It also contains or references information about Denbury and Penn Virginia and certain related matters. You are encouraged to read the joint proxy statement/prospectus carefully and in its entirety. In particular, you should carefully read the section entitled “Risk Factors” beginning on page  51 of the joint proxy statement/prospectus for a discussion of risks you should consider in evaluating the Merger and the issuance of shares of Denbury Common Stock in connection with the Merger and how they will affect you.

Sincerely,	Sincerely,

Christian S. Kendall	John A. Brooks
President and Chief Executive Officer	President and Chief Executive Officer
Denbury Resources Inc.	Penn Virginia Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying joint proxy statement/prospectus or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

The joint proxy statement/prospectus is dated [●], 2019 and is first being mailed to Denbury stockholders and Penn Virginia shareholders on or about [●], 2019.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [●], 2019

AT DENBURY RESOURCES INC.

5320 LEGACY DRIVE

PLANO, TEXAS 75024

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Denbury Resources Inc. (“Denbury”) will be held on [●], 2019, at [●], Central Time, at 5320 Legacy Drive, Plano, Texas 75024, to consider and vote on a proposal:

•

to approve the issuance of shares of Denbury common stock, par value $0.001 per share (“Denbury Common Stock”) (which we refer to as the “Denbury Issuance Proposal”), in connection with the merger (the “Merger”) between a wholly owned subsidiary of Denbury and Penn Virginia Corporation (“Penn Virginia”), as contemplated by the Agreement and Plan of Merger, dated October 28, 2018 among Denbury, Penn Virginia, DR Sub LLC and Dragon Merger Sub Inc. (which, as it may be amended from time to time, we refer to as the “Merger Agreement”); and

•

to approve an amendment to Denbury’s Second Restated Certificate of Incorporation to increase the number of shares of Denbury Common Stock authorized for issuance from 600,000,000 shares to 984,000,000 shares (the “Denbury Charter Amendment Proposal”).

Denbury stockholder approval of the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal is required to complete the Merger. Denbury will transact no other business at the Denbury special meeting. The record date for the Denbury special meeting has been set as [●], 2019. Only Denbury stockholders of record as of the close of business on such record date are entitled to notice of, and to vote at, the Denbury special meeting or any adjournments and postponements of the Denbury special meeting. For additional information regarding the Denbury special meeting, see the section entitled “Special Meeting of Denbury Stockholders” beginning on page 64 of the joint proxy statement/prospectus accompanying this notice.

The Denbury board of directors unanimously recommends that you vote “FOR” the Denbury Issuance Proposal and “FOR” the Denbury Charter Amendment Proposal.

The Denbury Issuance Proposal and the Denbury Charter Amendment Proposal are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully and in its entirety before you vote. A copy of the Merger Agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE DENBURY SPECIAL MEETING. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

Your vote is very important. Approval of the Denbury Issuance Proposal by Denbury stockholders is a condition to the Merger and requires the affirmative vote of the holders of a majority of the shares of Denbury Common Stock represented in person or by proxy at the Denbury special meeting and entitled to vote on the proposal. Approval of the Denbury Charter Amendment Proposal by Denbury stockholders is also a condition to the Merger and requires the affirmative vote of holders of a majority of the outstanding shares of Denbury Common Stock entitled to vote on the proposal. Denbury stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes by phone or the Internet. Simply follow the instructions provided on the enclosed Denbury proxy card. Abstentions will have the same effect as a vote “AGAINST” the Denbury Issuance Proposal and broker non-votes will have no effect on the outcome of the vote. Abstentions, failure to submit a proxy or vote in person at the Denbury special meeting and broker non-votes will have the same effect as a vote “AGAINST” the Denbury Charter Amendment Proposal.

BY ORDER OF THE BOARD OF DIRECTORS,

Christian S. Kendall President and Chief Executive Officer Denbury Resources Inc.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [●], 2019

AT [●]

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Penn Virginia Corporation (“Penn Virginia”) will be held on [●], 2019, at [●], Central Time, at [●], to consider and vote on a proposal:

•

to approve the Agreement and Plan of Merger, dated October 28, 2018 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), among Penn Virginia, Denbury Resources Inc. (“Denbury”), DR Sub LLC and Dragon Merger Sub Inc. (which we refer to as the “Penn Virginia Merger Proposal”); and

•

to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to Penn Virginia’s named executive officers that is based on or otherwise relates to the merger contemplated by the Merger Agreement (which we refer to as the “Penn Virginia Non-Binding Compensation Advisory Proposal”).

Penn Virginia shareholder approval of the Penn Virginia Merger Proposal is required to complete the merger between a wholly owned subsidiary of Denbury and Penn Virginia (the “Merger”), as contemplated by the Merger Agreement. Penn Virginia shareholders will also be asked to approve the Penn Virginia Non-Binding Compensation Advisory Proposal. Penn Virginia will transact no other business at the Penn Virginia special meeting. The record date for the Penn Virginia special meeting has been set as [●], 2019. Only Penn Virginia shareholders of record as of the close of business on such record date are entitled to notice of, and to vote at, the Penn Virginia special meeting or any adjournments and postponements of the Penn Virginia special meeting. For additional information regarding the Penn Virginia special meeting, see the section entitled “Special Meeting of Penn Virginia Shareholders” beginning on page 71 of the joint proxy statement/prospectus accompanying this notice.

The Penn Virginia board of directors unanimously recommends that you vote “FOR” the Penn Virginia Merger Proposal and “FOR” the Penn Virginia Non-Binding Compensation Advisory Proposal.

The Penn Virginia shareholder proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully and in its entirety before you vote. A copy of the Merger Agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE PENN VIRGINIA SPECIAL MEETING. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

Your vote is very important. Approval of the Penn Virginia Merger Proposal by Penn Virginia shareholders is a condition to the Merger and requires the affirmative vote of the holders of more than two-thirds of the outstanding shares of Penn Virginia common stock entitled to vote on the proposal. Penn Virginia shareholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes by phone or the Internet. Simply follow the instructions provided on the enclosed Penn Virginia WHITE proxy card. Abstentions, failure to submit a proxy or vote in person at the Penn Virginia special meeting and broker non-votes will have the same effect as a vote “AGAINST” the Penn Virginia Merger Proposal.

BY ORDER OF THE BOARD OF DIRECTORS,

John A. Brooks President and Chief Executive Officer Penn Virginia Corporation

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Denbury Resources Inc. (which we refer to as “Denbury”) and Penn Virginia Corporation (which we refer to as “Penn Virginia”) from other documents that are not included in or delivered with this joint proxy statement/prospectus, including documents that Denbury and Penn Virginia have filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”). For a listing of documents incorporated by reference herein, see the section entitled “Where You Can Find More Information” beginning on page 221. This information is available for you to review free of charge at the public reference room of the SEC located at 100 F Street, N.E., Washington, DC 20549, and through the SEC’s website at www.sec.gov.

You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or other information concerning Denbury or Penn Virginia, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and phone numbers of such principal executive offices are listed below.

For Denbury Stockholders:	For Penn Virginia Shareholders:

Denbury Resources Inc. 5320 Legacy Drive Plano, Texas 75024 Attention: Investor Relations Telephone: (972) 673-2000 ir@denbury.com	Penn Virginia Corporation 16285 Park Ten Place, Suite 500 Houston, TX 77084 Attention: Investor Relations Telephone: (713) 722-6540 invest@pennvirginia.com

To obtain timely delivery of these documents before the Denbury special meeting, Denbury stockholders must request the information no later than [●], 2019 (which is five business days before the date of the Denbury special meeting).

To obtain timely delivery of these documents before the Penn Virginia special meeting, Penn Virginia shareholders must request the information no later than [●], 2019 (which is five business days before the date of the Penn Virginia special meeting).

In addition, if you have questions about the Merger (as defined below) or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, contact MacKenzie Partners, Inc., the proxy solicitor for Denbury, toll-free at (800) 322-2885 or, for brokers and banks, collect at (212) 929-5500, or Okapi Partners LLC, the proxy solicitor for Penn Virginia, toll-free at (855) 305-0856 or, for brokers and banks, collect at (212) 297-0720. You will not be charged for any of these documents that you request.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Denbury (File No. [●]), constitutes a prospectus of Denbury under Section 5 of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), with respect to the shares of common stock of Denbury, par value $0.001 per share (which we refer to as “Denbury Common Stock”), to be issued to Penn Virginia shareholders pursuant to the Agreement and Plan of Merger, dated October 28, 2018 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), among Penn Virginia, Denbury, Dragon Merger Sub Inc. (which we refer to as “Merger Sub”) and DR Sub LLC (which we refer to as “LLC Sub”).

This document also constitutes a notice of meeting and proxy statement of each of Denbury and Penn Virginia under Section 14(a) of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”).

Denbury has supplied all information contained or incorporated by reference herein relating to Denbury, and Penn Virginia has supplied all information contained or incorporated by reference herein relating to Penn Virginia. Denbury and Penn Virginia have both contributed to the information relating to the Merger Agreement contained in this joint proxy statement/prospectus.

You should rely only on the information contained in or incorporated by reference herein in connection with any vote, the giving or withholding of any proxy or any investment decision in connection with the Merger Agreement. Denbury and Penn Virginia have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference herein. This joint proxy statement/prospectus is dated [●], 2019, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference herein is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to Denbury stockholders or Penn Virginia shareholders nor the issuance by Denbury of shares of Denbury Common Stock pursuant to the Merger Agreement will create any implication to the contrary.

All currency amounts referenced in this joint proxy statement/prospectus are in U.S. dollars.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are answers to certain questions that you may have regarding the Denbury and Penn Virginia special meetings. Denbury and Penn Virginia urge you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this document.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

You are receiving this joint proxy statement/prospectus because Denbury, Penn Virginia, Merger Sub and LLC Sub have entered into the Merger Agreement, pursuant to which, on the terms and subject to the conditions included in the Merger Agreement, Denbury has agreed to acquire Penn Virginia by means of a merger, pursuant to which Merger Sub will merge with and into Penn Virginia, with Penn Virginia surviving the merger as a direct wholly owned subsidiary of Denbury (the “Merger”). Immediately following the effective time of the Merger, the surviving corporation in the Merger will merge with and into LLC Sub, with LLC Sub surviving the merger as a direct wholly owned subsidiary of Denbury (the “LLC Sub Merger”).

Your vote is required in connection with the Merger. The Merger Agreement, which governs the terms of the Merger, is attached to this joint proxy statement/prospectus as Annex A.

Denbury. In order for the Merger to be consummated, Denbury stockholders must approve (i) the issuance of shares of Denbury Common Stock in connection with the Merger in accordance with the rules of the New York Stock Exchange (which we refer to as the “NYSE”) and (ii) an amendment to the Second Restated Certificate of Incorporation of Denbury (which we refer to as the “Denbury certificate of incorporation”) to increase the number of shares of Denbury Common Stock authorized for issuance thereunder. Denbury is holding a special meeting of its stockholders (which we refer to as the “Denbury special meeting”) to obtain that approval. Your vote is very important. We encourage you to submit a proxy to have your shares of Denbury Common Stock voted as soon as possible.

Penn Virginia. In order for the Merger to be consummated, Penn Virginia shareholders must approve the Merger Agreement in accordance with the Virginia Stock Corporation Act (which we refer to as the “VSCA”). Penn Virginia is holding a special meeting of its shareholders (which we refer to as the “Penn Virginia special meeting”) to obtain that approval. Your vote is very important. We encourage you to submit a proxy to have your shares of common stock, par value $0.01 per share, of Penn Virginia (“Penn Virginia Common Stock”) voted as soon as possible.

Q:	When and where will the special meetings take place?

A:	Denbury. The Denbury special meeting will be held at [●], Central Time, on [●], 2019, at 5320 Legacy Drive, Plano, Texas 75024.

Penn Virginia. The Penn Virginia special meeting will be held at [●], Central Time, on [●], 2019, at [●].

Q:	What matters will be considered at the special meetings?

A:	Denbury. Denbury stockholders are being asked to consider and vote on:

•

a proposal to approve the issuance of shares of Denbury Common Stock in connection with the Merger (the “Denbury Stock Issuance”) as contemplated by the Merger Agreement (which we refer to as the “Denbury Issuance Proposal”); and

•

a proposal to approve an amendment to the Denbury certificate of incorporation (the “Denbury Charter Amendment”) to increase the number of shares of Denbury Common Stock authorized for issuance from 600,000,000 shares to 984,000,000 shares (which we refer to as the “Denbury Charter Amendment Proposal”).

Penn Virginia. Penn Virginia shareholders are being asked to consider and vote on:

•	a proposal to approve the Merger Agreement (which we refer to as the “Penn Virginia Merger Proposal”); and

•

a proposal to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to Penn Virginia’s named executive officers that is based on or otherwise relates to the Merger (which we refer to as the “Penn Virginia Non-Binding Compensation Advisory Proposal”).

Q:	Is my vote important?

A:

Denbury. Yes. Your vote is very important. The Merger cannot be completed unless (i) the Denbury Issuance Proposal is approved by the affirmative vote of the holders of a majority of the outstanding shares of Denbury Common Stock represented in person or by proxy at the Denbury special meeting and (ii) the Denbury Charter Amendment Proposal is approved by the affirmative vote of the holders of a majority of the outstanding shares of Denbury Common Stock entitled to vote on the proposal. Only Denbury stockholders as of the close of business on the record date are entitled to vote at the Denbury special meeting. The board of directors of Denbury (which we refer to as the “Denbury board” or the “Denbury board of directors”) unanimously recommends that such Denbury stockholders vote “FOR” the approval of the Denbury Issuance Proposal and “FOR” the approval of the Denbury Charter Amendment Proposal.

Penn Virginia. Yes. Your vote is very important. The Merger cannot be completed unless the Penn Virginia Merger Proposal is approved by the affirmative vote of the holders of more than two-thirds of the outstanding shares of Penn Virginia Common Stock entitled to vote on the proposal. Only Penn Virginia shareholders as of the close of business on the record date are entitled to vote at the Penn Virginia special meeting. The board of directors of Penn Virginia (which we refer to as the “Penn Virginia board” or the “Penn Virginia board of directors”) unanimously recommends that such Penn Virginia shareholders vote “FOR” the approval of the Penn Virginia Merger Proposal and “FOR” the approval of the Penn Virginia Non-Binding Compensation Advisory Proposal.

Q:	If my shares of Denbury and/or Penn Virginia Common Stock are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote those shares for me?

A:

If your shares are held through a broker, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you. If this is the case, this joint proxy statement/prospectus has been forwarded to you by your broker, bank or other nominee. You must provide the record holder of your shares with instructions on how to vote your shares. Otherwise, your broker, bank or other nominee may not vote your shares on any of the proposals to be considered at the Denbury special meeting or the Penn Virginia special meeting, as applicable. A so-called “broker non-vote” will result if your broker, bank or other nominee returns a proxy but does not provide instruction as to how shares should be voted on a particular matter.

Under current NYSE rules, brokers, banks or other nominees do not have discretionary authority to vote on the Denbury Issuance Proposal or the Denbury Charter Amendment Proposal because they are “non-routine” proposals. If there are any broker non-votes, they will have (i) no effect on the Denbury Issuance Proposal and (ii) the same effect as a vote “AGAINST” the Denbury Charter Amendment Proposal.

Under current NASDAQ rules, brokers, banks or other nominees do not have discretionary authority to vote on the Penn Virginia Merger Proposal or the Penn Virginia Non-Binding Compensation Advisory Proposal because they are “non-routine” proposals. If there are any broker non-votes, they will have (i) the same effect as a vote “AGAINST” the Penn Virginia Merger Proposal and (ii) no effect on the Penn Virginia Non-Binding Compensation Advisory Proposal.

Q:	What Denbury stockholder vote is required for the approval of the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal?

A:

The Denbury Issuance Proposal. Approval of the Denbury Issuance Proposal requires the affirmative vote of the holders of a majority of the shares of Denbury Common Stock represented in person or by proxy at the Denbury special meeting. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

The Denbury Charter Amendment Proposal. Approval of the Denbury Charter Amendment Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Denbury Common Stock entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the proposal. Failure to vote on the Denbury Charter Amendment Proposal will have the same effect as a vote “AGAINST” the proposal.

Q:	What Penn Virginia shareholder vote is required for the approval of the Penn Virginia Merger Proposal and Penn Virginia Non-Binding Compensation Advisory Proposal?

A:

The Penn Virginia Merger Proposal. Approval of the Penn Virginia Merger Proposal requires the affirmative vote of the holders of more than two-thirds of the outstanding shares of Penn Virginia Common Stock entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the proposal. Failure to vote on the Penn Virginia Merger Proposal will have the same effect as a vote “AGAINST” the Penn Virginia Merger Proposal.

The Penn Virginia Non-Binding Compensation Advisory Proposal. Approval of the Penn Virginia Non-Binding Compensation Advisory Proposal requires that the number of votes cast “FOR” the proposal exceed the number of votes cast “AGAINST” the proposal. Abstentions, broker non-votes and failure to vote will not count as votes cast and will have no effect on the outcome of the vote. As an advisory vote, this proposal is not binding upon Penn Virginia or the Penn Virginia board or Denbury or the Denbury board, and approval of this proposal is not a condition to the completion of the Merger.

Q:	Who will count the votes?

A:

The votes at the Denbury special meeting will be counted by an independent inspector of elections appointed by the Denbury board. The votes at the Penn Virginia special meeting will be counted by an independent inspector of elections appointed by the Penn Virginia board.

Q:	What will Penn Virginia shareholders receive if the Merger is completed?

A:

As a result of the Merger, each share of Penn Virginia Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than any excluded shares, as defined in the section entitled “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” beginning on page 144, and any shares of Penn Virginia service-based restricted stock and Penn Virginia performance-based restricted stock (each, as defined and discussed in the Question and Answer directly below) not treated as shares of Penn Virginia Common Stock) will be converted into the right to receive, at the election of the holder of such share of Penn Virginia Common Stock, either (i) $25.86 in cash without interest and 12.4000 shares of Denbury Common Stock (the “Mixed Election Consideration” and such election, the “Mixed Election”), (ii) $79.80 in cash without interest (the “Cash Election Consideration” and such election, the “Cash Election”) or (iii) 18.3454 shares of Denbury Common Stock (the “Stock Election Consideration” and such election, the “Stock Election”) (which we refer to collectively as the “Merger Consideration”). We refer to such shares of Penn Virginia Common Stock eligible to receive the Merger Consideration as “eligible shares.” Each share for which a Cash Election, Stock Election or no election was made will be subject to proration to ensure that the total amount of cash paid to holders of Penn Virginia Common Stock is equal to $400 million.

Penn Virginia shareholders will not be entitled to receive any fractional shares of Denbury Common Stock in the Merger, and no Penn Virginia shareholder will be entitled to voting or other rights in respect of any fractional shares of Denbury Common Stock. Each holder of Penn Virginia Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Denbury Common Stock (after taking into account all shares of Penn Virginia Common Stock exchanged by such holder) will receive, in lieu thereof, cash in an amount equal to such fractional amount multiplied by the average of the volume weighted average price per share of Denbury Common Stock on the NYSE on each of the five consecutive trading days ending with the last complete trading day prior to the closing date of the Merger. For additional information regarding the Merger Consideration, see the sections entitled “The Merger—Consideration to Penn Virginia Shareholders” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” beginning on pages 79 and 144, respectively.

Q:	What will holders of Penn Virginia equity awards receive in the Merger?

A:

As of the effective time of the Merger, (i) each restricted stock unit granted under Penn Virginia’s 2016 Management Incentive Plan (which we refer to as the “Penn Virginia stock plan”) that is (x) subject solely to service-based vesting and (y) payable in Penn Virginia Common Stock or the value of which is determined with reference to the value of Penn Virginia Common Stock (which we refer to as the “Penn Virginia service-based restricted stock”), and (ii) each restricted stock unit that is (x) subject in whole or in part to performance-based vesting and (y) payable in Penn Virginia Common Stock or the value of which is determined with reference to the value of Penn Virginia Common Stock (which we refer to as the “Penn Virginia performance-based restricted stock”) that is outstanding as of immediately prior to the effective time of the Merger, whether vested or unvested, will automatically and without any required action on the part of the holder thereof, be converted into the right to receive:

•

an amount in cash, without interest, equal to the product of (A) the number of shares of Penn Virginia Common Stock subject to such Penn Virginia service-based restricted stock unit award or earned under such Penn Virginia performance-based restricted stock unit award, as applicable and (B) $25.86; and

•

a number of shares of Denbury Common Stock equal to the product of (A) the number of shares of Penn Virginia Common Stock subject to such Penn Virginia service-based restricted stock unit award or earned under such Penn Virginia performance-based restricted stock unit award, as applicable, and (B) 12.4000, rounded up to the nearest whole share.

The number of shares of Penn Virginia Common Stock deemed earned under each Penn Virginia performance-based restricted stock unit award will be reasonably determined by the compensation committee of the Penn Virginia board after consultation with Denbury based on actual level of achievement. However, the number of shares of Penn Virginia Common Stock deemed earned under any Penn Virginia performance-based restricted stock unit award with respect to any performance period scheduled to commence on or after January 1, 2019 will vest based on maximum level of achievement. Such shares deemed earned as described in this paragraph are referred to herein as the “earned Penn Virginia performance-based restricted stock.”

For additional information regarding the treatment of Penn Virginia equity awards, see the section entitled “The Merger—Treatment of Penn Virginia Equity Awards” beginning on page 134.

Q:	What equity stake will Penn Virginia shareholders hold in Denbury immediately following the Merger?

A:

Based on the number of issued and outstanding shares of Denbury and Penn Virginia Common Stock (including shares of Penn Virginia service-based restricted stock and earned Penn Virginia performance-based restricted stock) as of December 11, 2018 and the Mixed Election exchange ratio of 12.4000 shares of Denbury Common Stock for each share of Penn Virginia Common Stock, holders of shares of Penn Virginia Common Stock as of immediately prior to the effective time of the Merger would hold, in the aggregate, approximately 29% of the issued and outstanding shares of Denbury Common Stock immediately following the effective time of the Merger. The exact equity stake of Penn Virginia shareholders in Denbury immediately following the effective time of the Merger will depend on the number of shares of Denbury

Common Stock and Penn Virginia Common Stock issued and outstanding (including shares of Penn Virginia service-based restricted stock and earned Penn Virginia performance-based restricted stock) immediately prior to the effective time of the Merger, as provided in the section entitled “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” beginning on page 144.

Q:	How do the Denbury and Penn Virginia boards recommend that I vote?

A:

Denbury. The Denbury board unanimously recommends that Denbury stockholders vote “FOR” the approval of the Denbury Issuance Proposal and “FOR” the approval of the Denbury Charter Amendment Proposal. For additional information regarding how the Denbury board recommends that Denbury stockholders vote, see the section entitled “The Merger—Recommendation of the Denbury Board of Directors and Reasons for the Merger” beginning on page 93.

Penn Virginia. The Penn Virginia board unanimously recommends that Penn Virginia shareholders vote “FOR” the approval of the Penn Virginia Merger Proposal and “FOR” the approval of the Penn Virginia Non-Binding Compensation Advisory Proposal. For additional information regarding how the Penn Virginia board recommends that Penn Virginia shareholders vote, see the section entitled “The Merger—Recommendation of the Penn Virginia Board of Directors and Reasons for the Merger” beginning on page 112.

Q:	Who is entitled to vote at the special meeting?

A:

Denbury special meeting. The Denbury board has fixed [●], 2019 as the record date for the Denbury special meeting. All holders of record of shares of Denbury Common Stock as of the close of business on the record date are entitled to receive notice of, and to vote at, the Denbury special meeting, provided that those shares remain outstanding on the date of the Denbury special meeting. As of the record date, there were [●] shares of Denbury Common Stock outstanding. Physical attendance at the Denbury special meeting is not required to vote. Instructions on how to vote your shares without attending the Denbury special meeting are provided in this section below.

Penn Virginia special meeting. The Penn Virginia board has fixed [●], 2019 as the record date for the Penn Virginia special meeting. All holders of record of shares of Penn Virginia Common Stock as of the close of business on the record date are entitled to receive notice of, and to vote at, the Penn Virginia special meeting. As of the record date, there were [●] shares of Penn Virginia Common Stock outstanding. Physical attendance at the Penn Virginia special meeting is not required to vote. Instructions on how to vote your shares without attending the Penn Virginia special meeting are provided in this section below.

Q:	How many votes do I have?

A:	Denbury Stockholders. Each Denbury stockholder of record is entitled to one vote for each share of Denbury Common Stock held of record by him or her as of the close of business on the record date.

Penn Virginia Shareholders. Each Penn Virginia shareholder of record is entitled to one vote for each share of Penn Virginia Common Stock held of record by him or her as of the close of business on the record date.

Q:	What constitutes a quorum for the Denbury and Penn Virginia special meetings?

A:	A quorum is the minimum number of stockholders or shareholders necessary to hold a valid meeting.

Quorum for Denbury special meeting. The presence at the Denbury special meeting of the holders of not less than one-third of the shares of Denbury Common Stock issued and outstanding and entitled to vote at the Denbury special meeting, present in person or represented by proxy, will constitute a quorum. If you submit a properly executed Denbury proxy card, even if you do not vote for the proposal or vote to “abstain” in respect of the proposal, your shares of Denbury Common Stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the Denbury special meeting. Broker non-votes will not be treated as present for purposes of determining the presence of a quorum at the Denbury special meeting.

Quorum for Penn Virginia special meeting. The presence at the Penn Virginia special meeting of the holders of a majority in voting power of the outstanding shares of Penn Virginia Common Stock entitled to vote at the Penn Virginia special meeting, present in person or represented by proxy, will constitute a quorum. If you submit a properly executed Penn Virginia WHITE proxy card, even if you do not vote for the proposals or vote to “abstain” in respect of the proposals, your shares of Penn Virginia Common Stock will be counted for purposes of calculating whether a quorum is present and entitled to vote for the transaction of business at the Penn Virginia special meeting. Broker non-votes will not be treated as present and entitled to vote for purposes of determining the presence of a quorum at the Penn Virginia special meeting, unless the broker, bank or other nominee has been instructed to vote on at least one of the proposals.

Q:	What will happen to Penn Virginia as a result of the Merger?

A:

If the Merger is completed, Merger Sub will merge with and into Penn Virginia, and Penn Virginia will continue as the surviving corporation as a direct wholly owned subsidiary of Denbury. Immediately following the effective time of the Merger, Penn Virginia will merge with and into LLC Sub and the separate corporate existence of Penn Virginia will cease, and LLC Sub will continue as the surviving limited liability company as a direct wholly owned subsidiary of Denbury. Shares of Penn Virginia Common Stock will no longer be publicly traded following the effective time of the Merger.

Q:	I own shares of Penn Virginia Common Stock. What will happen to those shares as a result of the Merger?

A:

If the Merger is completed, your shares of Penn Virginia Common Stock will be converted into the right to receive the Merger Consideration. Each holder of a share of Penn Virginia Common Stock that was outstanding immediately prior to the effective time of the Merger will cease to have any rights with respect to shares of Penn Virginia Common Stock except the right to receive the Merger Consideration, any dividends or distributions made with respect to shares of Denbury Common Stock with a record date after the effective time of the Merger, and any cash to be paid in lieu of any fractional shares of Denbury Common Stock, in each case to be issued or paid upon the exchange of any certificates or book-entry shares of Penn Virginia Common Stock for Merger Consideration. For additional information, see the sections entitled “The Merger—Consideration to Penn Virginia Shareholders” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” beginning on pages 79 and 144, respectively.

Q:	Where will the Denbury Common Stock that Penn Virginia shareholders receive in the Merger be publicly traded?

A:	Assuming the Merger is completed, the shares of Denbury Common Stock that Penn Virginia shareholders receive in the Merger will be listed and traded on the NYSE.

Q:	What happens if the Merger is not completed?

A:

If the Penn Virginia Merger Proposal is not approved by Penn Virginia shareholders, if either the Denbury Issuance Proposal or the Denbury Charter Amendment Proposal is not approved by Denbury stockholders or if the Merger is not completed for any other reason, Penn Virginia shareholders will not receive any Merger Consideration in connection with the Merger, and their shares of Penn Virginia Common Stock will remain outstanding. Penn Virginia will remain an independent public company and Penn Virginia Common Stock will continue to be listed and traded on the NASDAQ. Additionally, if the Penn Virginia Merger Proposal is not approved by Penn Virginia shareholders or if the Merger is not completed for any other reason, Denbury will not issue shares of Denbury Common Stock to Penn Virginia shareholders, regardless of whether the Denbury Issuance Proposal or the Denbury Charter Amendment Proposal is approved. If the Merger Agreement is terminated under specified circumstances, either Penn Virginia or Denbury (depending on the circumstances) may be required to pay the other party a termination fee. For a more detailed discussion of the termination fees, see “The Merger Agreement—Termination” beginning on page 180.

Q:	What is a proxy and how can I vote my shares in person at the special meetings?

A:	A proxy is a legal designation of another person to vote the stock you own.

Denbury. Shares of Denbury Common Stock held directly in your name as the stockholder of record as of the close of business on [●], 2019, the record date, may be voted in person at the Denbury special meeting. If you choose to attend the Denbury special meeting, you will need to bring valid, government-issued photo identification. If you are a beneficial owner of Denbury Common Stock but not the stockholder of record of such shares of Denbury Common Stock, you will also need proof of stock ownership to be admitted to the Denbury special meeting. A recent brokerage statement or a letter from a broker, bank or other nominee are examples of proof of ownership. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the Denbury special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner and present it to the inspector of election with your ballot at the Denbury special meeting. To request a legal proxy, contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Denbury special meeting.

Failure to bring the appropriate documentation may delay your entry into or prevent you from attending the Denbury special meeting. The doors to the meeting room will be closed promptly at the start of the meeting and stockholders will not be permitted to enter after that time.

Penn Virginia. Shares of Penn Virginia Common Stock held directly in your name as the shareholder of record as of the close of business on [●], 2019, the record date, may be voted in person at the Penn Virginia special meeting. If you choose to attend the Penn Virginia special meeting, you will need to bring valid, government-issued photo identification. If you are a beneficial owner of Penn Virginia Common Stock, but not the shareholder of record of such shares of Penn Virginia Common Stock, you will also need proof of stock ownership to be admitted to the Penn Virginia special meeting. A recent brokerage statement or a letter from a broker, bank or other nominee are examples of proof of ownership. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the Penn Virginia special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner and present it to the inspector of election with your ballot at the Penn Virginia special meeting. To request a legal proxy, contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Penn Virginia special meeting.

Failure to bring the appropriate documentation may delay your entry into or prevent you from attending the Penn Virginia special meeting. The doors to the meeting room will be closed promptly at the start of the meeting and shareholders will not be permitted to enter after that time.

Q:	How can I vote my shares without attending the special meetings?

A:

Denbury. If you are a stockholder of record of Denbury Common Stock as of the close of business on [●], 2019, the record date, you can vote by proxy by phone, the Internet or mail by following the instructions provided in the enclosed Denbury proxy card. Please note that if you are a beneficial owner, you may vote by submitting voting instructions to your broker, bank or other nominee, or otherwise by following instructions provided by your broker, bank or other nominee. Phone and Internet voting may be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or other nominee.

Penn Virginia. If you are a shareholder of record of Penn Virginia Common Stock as of the close of business on [●], 2019, the record date, you can vote by proxy by phone, the Internet or mail by following the instructions provided in the enclosed Penn Virginia WHITE proxy card. Please note that if you are a beneficial owner, you may vote by submitting voting instructions to your broker, bank or other nominee, or otherwise by following instructions provided by your broker, bank or other nominee. Phone and Internet voting may be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or other nominee.

Q:	What is the difference between holding shares as a stockholder or shareholder of record and as a beneficial owner?

A:

Denbury. If your shares of Denbury Common Stock are registered directly in your name with Denbury’s transfer agent, Broadridge Corporate Issuer Solutions, Inc., you are considered the stockholder of record with respect to those shares, and the proxy materials are being provided directly to you. If your shares are held in a stock brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name.” The proxy materials are being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Penn Virginia. If your shares of Penn Virginia Common Stock are registered directly in your name with Penn Virginia’s transfer agent, American Stock Transfer & Trust Company, LLC, you are considered the shareholder of record with respect to those shares, and the proxy materials are being provided directly to you. If your shares are held in a stock brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name.” The proxy materials are being provided to you by your broker, bank or other nominee who is considered the shareholder of record with respect to those shares.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials relating to the Denbury special meeting and/or the Penn Virginia special meeting if you hold shares of both Denbury and Penn Virginia Common Stock or if you hold shares of Denbury and/or Penn Virginia Common Stock in “street name” and also directly in your name as a stockholder or shareholder of record or otherwise or if you hold shares of Denbury and/or Penn Virginia Common Stock in more than one brokerage account.

Direct holders (stockholders or shareholders of record). For shares of Denbury and/or Penn Virginia Common Stock held directly, complete, sign, date and return each Denbury proxy card or Penn Virginia WHITE proxy card (or cast your vote by phone or the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Denbury and/or Penn Virginia Common Stock are voted.

Shares in “street name.” For shares of Denbury and/or Penn Virginia Common Stock held in “street name” through a broker, bank or other nominee, follow the instructions provided by your broker, bank or other nominee to vote your shares.

Q:	I hold shares of both Denbury and Penn Virginia Common Stock. Do I need to vote separately for each company?

A:

Yes. You will need to separately follow the applicable procedures described in this joint proxy statement/prospectus both with respect to the voting of shares of Denbury Common Stock and with respect to the voting of shares of Penn Virginia Common Stock in order to effectively vote the shares of common stock you hold in each company.

Q:	If a stockholder or shareholder gives a proxy, how will the shares of Denbury or Penn Virginia Common Stock, as applicable, covered by the proxy be voted?

A:

If you provide a proxy, regardless of whether you provide that proxy by phone, the Internet or completing and returning the applicable enclosed Denbury proxy card or Penn Virginia WHITE proxy card, the individuals named on the enclosed proxy card will vote your shares of Denbury or Penn Virginia Common Stock, as applicable, in the way that you indicate when providing your proxy in respect of the shares of common stock you hold in such company. When completing the phone or Internet processes or the Denbury proxy card or Penn Virginia WHITE proxy card, you may specify whether your shares of Denbury or Penn Virginia Common Stock, as applicable, should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the Denbury special meeting or the Penn Virginia special meeting, as applicable.

Q:	How will my shares of common stock be voted if I return a blank proxy?

A:

Denbury. If you sign, date and return your proxy and do not indicate how you want your shares of Denbury Common Stock to be voted, then your shares of Denbury Common Stock will be voted “FOR” the approval of the Denbury Issuance Proposal and “FOR” the approval of the Denbury Charter Amendment Proposal.

Penn Virginia. If you sign, date and return your proxy and do not indicate how you want your shares of Penn Virginia Common Stock to be voted, then your shares of Penn Virginia Common Stock will be voted “FOR” the approval of the Penn Virginia Merger Proposal and “FOR” the approval of the Penn Virginia Non-Binding Compensation Advisory Proposal.

Q:	Can I change my vote after I have submitted my proxy?

A:

Denbury. Yes. If you are a stockholder of record of Denbury Common Stock as of the close of business on the record date, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the Denbury special meeting in one of the following ways:

•	submit a new Denbury proxy card bearing a later date;

•	vote again by phone or the Internet at a later time;

•	give written notice of your revocation to Denbury’s Secretary at 5320 Legacy Drive, Plano, Texas 75024 stating that you are revoking your proxy; or

•	vote in person at the Denbury special meeting. Please note that your attendance at the Denbury special meeting will not alone serve to revoke your proxy.

If you are a beneficial owner of Denbury Common Stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Penn Virginia. Yes. If you are a shareholder of record of Penn Virginia Common Stock as of the close of business on the record date, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the Penn Virginia special meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again by phone or the Internet at a later time;

•	give written notice of your revocation to Penn Virginia’s Corporate Secretary at 16285 Park Ten Place, Suite 500, Houston, Texas 77084 stating that you are revoking your proxy; or

•	vote in person at the Penn Virginia special meeting. Please note that your attendance at the Penn Virginia special meeting will not alone serve to revoke your proxy.

If you are a beneficial owner of Penn Virginia Common Stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:	Where can I find the voting results of the special meetings?

A:

Within four business days following certification of the final voting results, Denbury and Penn Virginia each intend to file the final voting results of its special meeting with the SEC in a Current Report on Form 8-K.

Q:	If I do not favor the approval of the Merger Agreement as a Denbury stockholder and/or Penn Virginia shareholder, what are my rights?

A:

Denbury Stockholders. Under Delaware law, Denbury stockholders are not entitled to dissenters’ or appraisal rights in connection with the Denbury Stock Issuance or the Denbury Charter Amendment. Denbury stockholders may vote against the Denbury Issuance Proposal or the Denbury Charter Amendment Proposal if they do not favor the Merger.

Penn Virginia Shareholders. Penn Virginia shareholders are not entitled to exercise dissenters’ or appraisal rights under Virginia law in connection with the Merger. Penn Virginia shareholders may vote against the Penn Virginia Merger Proposal if they do not favor the Merger.

Q:	Are there any risks that I should consider as a Denbury stockholder and/or Penn Virginia shareholder in deciding how to vote?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 51. You also should read and carefully consider the risk factors of Denbury and Penn Virginia contained in the documents that are incorporated by reference in this joint proxy statement/prospectus.

Q:	What happens if I sell my shares before the special meetings?

A:

Denbury Stockholders. The record date for Denbury stockholders entitled to vote at the Denbury special meeting is earlier than the date of the Denbury special meeting. If you transfer your shares of Denbury Common Stock after the record date but before the Denbury special meeting, you will, unless special arrangements are made, retain your right to vote at the Denbury special meeting.

Penn Virginia Shareholders. The record date for Penn Virginia shareholders entitled to vote at the Penn Virginia special meeting is earlier than the date of the Penn Virginia special meeting. If you transfer your shares of Penn Virginia Common Stock after the record date but before the Penn Virginia special meeting, you will, unless special arrangements are made, retain your right to vote at the Penn Virginia special meeting but will have transferred the right to receive the Merger Consideration to the person to whom you transferred your shares of Penn Virginia Common Stock.

Q:	What are the material U.S. federal income tax consequences of the Integrated Mergers to Penn Virginia shareholders?

A:

Denbury and Penn Virginia intend for the Merger and the LLC Sub Merger (together, the “Integrated Mergers”), taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). It is a condition to each of Denbury’s and Penn Virginia’s obligation to complete such mergers that it receive a written opinion from its counsel, Vinson & Elkins LLP (“Vinson & Elkins”) and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), respectively, to the effect that the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The U.S. federal income tax consequences of the Integrated Mergers, taken together, to a U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences of the Integrated Mergers”) generally will depend on whether such U.S. holder exchanges its Penn Virginia Common Stock for cash consideration, stock consideration or a combination of cash consideration and stock consideration. Assuming the receipt and accuracy of the opinions described above:

•

U.S. Holders Who Receive Solely Cash: A U.S. holder who receives solely cash consideration in exchange for Penn Virginia Common Stock in the Merger generally will recognize gain or loss in an amount equal to the difference, if any, between (1) the amount of cash received and (2) such U.S. holder’s adjusted tax basis in the shares of Penn Virginia Common Stock surrendered.

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U.S. Holders Who Receive Solely Shares of Denbury Common Stock: A U.S. holder who receives solely shares of Denbury Common Stock in exchange for Penn Virginia Common Stock in the Merger generally will not recognize any gain or loss, except with respect to cash received in lieu of a fractional share of Denbury Common Stock.

•

U.S. Holders Who Receive a Combination of Shares of Denbury Common Stock and Cash: A U.S. holder who receives a combination of shares of Denbury Common Stock and cash in exchange for Penn Virginia Common Stock in the Merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Denbury Common Stock and cash received by the U.S. holder exceeds such U.S. holder’s adjusted tax basis in its shares of Penn Virginia Common Stock surrendered and (ii) the amount of cash received by such U.S. holder.

Holders of Penn Virginia Common Stock that are not U.S. holders and that receive cash pursuant to the Merger may be subject to U.S. withholding tax with respect to any cash received.

Penn Virginia shareholders should read the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers” beginning on page 185 for a more complete discussion of the U.S. federal income tax consequences of the Integrated Mergers. Tax matters can be complicated, and the tax consequences to a particular holder will depend on such holder’s particular facts and circumstances. Penn Virginia shareholders should consult their tax advisors to determine the specific consequences to them of the Integrated Mergers.

Q:	When is the Merger expected to be completed?

A:

Denbury and Penn Virginia are working to complete the Merger as quickly as possible. Subject to the satisfaction or waiver of the conditions described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 178, including the approval of the Penn Virginia Merger Proposal by Penn Virginia shareholders at the Penn Virginia special meeting and the approval of the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal by Denbury stockholders at the Denbury special meeting, the Merger is expected to close in the first quarter of 2019. However, neither Denbury nor Penn Virginia can predict the actual date on which the Merger will be completed, nor can the parties assure that the Merger will be completed, because completion is subject to conditions beyond either company’s control.

Q:	If I am a Penn Virginia shareholder, how will I receive the Merger Consideration to which I am entitled?

A:

You will be paid the Merger Consideration to which you are entitled (i) in the case of shares of Penn Virginia Common Stock that are represented by certificates, upon surrender to the exchange agent of such certificates, by physical surrender of such certificates in accordance with the terms of the letter of transmittal and accompanying instructions, (ii) in the case of shares of Penn Virginia Common Stock that are book-entry shares not held through DTC, upon the transfer of such shares in accordance with the terms of the letter of transmittal and accompanying instructions, or (iii) in the case of shares of Penn Virginia Common Stock that are book-entry shares held through DTC, upon the transfer of such shares in accordance with DTC’s customary procedures and such other procedures as agreed by Denbury, Penn Virginia, the exchange agent and DTC.

No interest will be paid or accrued on any amount payable for shares of Penn Virginia Common Stock eligible to receive the Merger Consideration pursuant to the Merger Agreement.

For additional information on the exchange of Penn Virginia Common Stock for the Merger Consideration, see the section entitled “The Merger Agreement—Payment for Securities; Exchange” beginning on page 146.

Q:	How and when do I make my Mixed Election, Cash Election or Stock Election?

A:

If you are a record holder of shares of Penn Virginia Common Stock, not less than 30 days prior to the anticipated effective time of the Merger, you will receive a form of election in a separate mailing. You should carefully review and follow the instructions accompanying that form of election. The election form will contain instructions for making your Mixed Election, Cash Election or Stock Election and for surrendering your Penn Virginia Common Stock in exchange for the Merger Consideration. The exchange agent must receive your properly completed and signed election form and your stock certificates or book-entry shares, or an appropriate and customary guarantee of delivery thereof, and any additional documents specified in the election form, by no later than the election deadline in order for your choice as to the form of Merger Consideration to be considered with those timely made by the other Penn Virginia shareholders. The election deadline will be 5:00 p.m., New York time, on the second business day prior to the effective time of the Merger or such other time as mutually agreed by Denbury and Penn Virginia. Denbury will publicly announce the anticipated election deadline at least five business days prior to the election deadline in a press release.

If you do not properly complete and return your election form and letter of transmittal (along with any Penn Virginia Common Stock certificates) prior to the election deadline, your shares of Penn Virginia Common Stock will be deemed “No Election Shares,” and the Merger Consideration to be received for such shares will depend on the number of other shares making a Mixed Election, Cash Election or Stock Election. See “The Merger—Non-Electing Holders” beginning on page 81. You will then receive a separate letter of transmittal following the effectiveness of the Merger with instructions on how to surrender your shares of Penn Virginia Common Stock and to receive the Merger Consideration.

If your shares of Penn Virginia Common Stock are held in “street name” by your broker, bank or other nominee, contact the nominee and request that the nominee make your Mixed Election, Cash Election or Stock Election for you. Penn Virginia shareholders who hold their shares in “street name” may be subject to an earlier deadline. Therefore, Penn Virginia shareholders should carefully read any materials received from their bank, broker, nominee, trust company or other fiduciary.

For more details on the election procedures, see “The Merger—Form of Election” beginning on page 80.

Q:	Can I change my election after the form of election has been submitted?

A:

Yes, as long as you do so before the election deadline. If you are a record holder, you may revoke your election prior to the election deadline by submitting a written notice of revocation to the exchange agent or by submitting new later-dated form of election. Revocations must specify the name in which your shares of Penn Virginia Common Stock are registered on the share transfer books of Penn Virginia and such other information as the exchange agent may request. If you wish to submit a new election, you must do so in accordance with the election procedures described in this joint proxy statement/prospectus and in the form of election that you will receive in a separate mailing. If you instructed a bank, broker, nominee, trust company or other fiduciary to submit an election for your shares of Penn Virginia Common Stock, you must follow the directions of your bank, broker, nominee, trust company or other fiduciary for changing those instructions. Whether you revoke your election by submitting a written notice of revocation or by submitting a new form of election, the notice of revocation or new form of election must be received by the exchange agent by the election deadline in order for the revocation or new form of election to be valid. See “The Merger—Election Revocation and Changes” beginning on page 80.

Q:	May I transfer my shares of Penn Virginia Common Stock after I make my election?

A:

Yes. Penn Virginia shareholders who have made elections will be able to sell or otherwise transfer their shares of Penn Virginia Common Stock after making the election. However, any election made with respect to a share of Penn Virginia Common Stock will be automatically revoked upon a sale of transfer of any such shares. See “The Merger—Impact of Selling Shares of Penn Virginia Common Stock as to which an Election Has Already Been Made” beginning on page 80.

Q:	What if I do not send a form of election or it is not received?

A:

If the exchange agent does not receive a properly completed form of election from you before the election deadline and any additional documents required by the procedures set forth in the form of election, then you will have no control over the type of Merger Consideration you receive. Shares of Penn Virginia Common Stock for which no election is made will be deemed “No Election Shares,” and the Merger Consideration to be received for such shares will depend on the number of other shares making a Mixed Election, Cash Election or Stock Election. See “The Merger—Non-Electing Holders” beginning on page 81. You bear the risk of delivery and should send any form of election by courier or by hand delivery to the appropriate address shown in the form of election.

If you do not make a valid election with respect to any shares of Penn Virginia Common Stock you own of record, you will receive written instructions from the exchange agent after completion of the Merger on how to exchange your shares of Penn Virginia Common Stock for the Merger Consideration.

Q:	May I submit a form of election even if I do not vote for the approval of the Merger Agreement?

A:	Yes. You may submit a form of election even if you vote against the approval of the Merger Agreement or if you abstain from voting.

Q:	If I am a holder of Penn Virginia Common Stock certificates, do I need to send in my stock certificates at this time to receive the Merger Consideration?

A:

No. Please DO NOT send your Penn Virginia Common Stock certificates with your Penn Virginia WHITE proxy card. You should carefully review and follow the instructions set forth in the letter of transmittal, which will be mailed to you, regarding the surrender of your stock certificates.

Q:	If I am a Penn Virginia shareholder, will the shares of Denbury Common Stock issued in the Merger receive a dividend?

A:

After the completion of the Merger, the shares of Denbury Common Stock issued in connection with the Merger will carry with them the right to receive the same dividends on shares of Denbury Common Stock as all other holders of shares of Denbury Common Stock, for any dividend the record date for which occurs after the Merger is completed.

For the past three years, Denbury has not paid a dividend on the shares of Denbury Common Stock, as described in greater detail in the section entitled “Comparative Per Share Market Price and Dividend Information—Denbury and Penn Virginia Historical Market Price and Dividend Information” beginning on page 49. Any future Denbury dividends will remain subject to approval by the Denbury board.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Denbury. Denbury has retained MacKenzie Partners, Inc. (which we refer to as “MacKenzie Partners”) to assist in the solicitation process. Denbury has paid MacKenzie Partners a retainer of $25,000 to be applied against a final fee to be mutually agreed between Denbury and MacKenzie Partners. Denbury also has agreed to indemnify MacKenzie Partners against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Penn Virginia. Penn Virginia has retained Okapi Partners LLC (which we refer to as “Okapi Partners”) to assist in the solicitation process. Penn Virginia has paid Okapi Partners an initial retainer fee of $15,000, and also agreed to pay Okapi Partners (a) fees for additional services that may be incurred, (b) a performance fee to be mutually agreed in light of effort expended and outcome achieved and (c) reasonable out-of-pocket expenses. Penn Virginia also has agreed to indemnify Okapi Partners against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Q:	What is “householding”?

A:

To reduce the expense of delivering duplicate proxy materials to Penn Virginia shareholders and Denbury stockholders who may have more than one account holding Penn Virginia Common Stock or Denbury Common Stock but who share the same address, Penn Virginia and Denbury have each adopted a procedure approved by the SEC called “householding.” Under this procedure, certain shareholders of record or stockholders of record who have the same address and last name will receive only one copy of this joint proxy statement/prospectus until such time as one or more of these shareholders or stockholders notifies Penn Virginia or Denbury, as applicable, that they want to receive separate copies. In addition, the broker, bank or other nominee for any shareholder or stockholder who is a beneficial owner of Penn Virginia Common Stock or Denbury Common Stock may deliver only one copy of this joint proxy statement/prospectus to multiple shareholders or stockholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the Penn Virginia shareholders or the Denbury stockholders, as applicable. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Penn Virginia shareholders and Denbury stockholders who participate in householding will utilize separate proxy voting instructions.

Q:	What should I do now?

A:

You should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated Denbury proxy card or Penn Virginia WHITE proxy card by mail in the enclosed postage-paid envelope or submit your voting instructions by phone or the Internet as soon as possible so that your shares of Denbury and/or Penn Virginia Common Stock will be voted in accordance with your instructions.

Q:	Who can answer my questions about the Denbury and/or Penn Virginia special meeting or the transactions contemplated by the Merger Agreement?

A:

Denbury Stockholders. If you have questions about the Denbury special meeting or the information contained in this joint proxy statement/prospectus, or desire additional copies of this joint proxy statement/prospectus or additional proxies, contact Denbury’s proxy solicitor:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Denbury@mackenziepartners.com

Call Collect: (212) 929-5500

Toll-Free: (800) 322-2885

Penn Virginia shareholders. If you have questions about the Penn Virginia special meeting or the information contained in this joint proxy statement/prospectus, or desire additional copies of this joint proxy statement/prospectus or additional proxies, contact Penn Virginia’s proxy solicitor:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

info@okapipartners.com

Call Collect: (212) 297-0720

Toll-Free: (855) 305-0856

Q:	Where can I find more information about Denbury, Penn Virginia and the Merger?

A:

You can find out more information about Denbury, Penn Virginia and the Merger by reading this joint proxy statement/prospectus and, with respect to Denbury and Penn Virginia, from various sources described in the section entitled “Where You Can Find More Information” beginning on page 221.

SUMMARY

This summary highlights selected information included in this joint proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this joint proxy statement/prospectus and its annexes carefully and in its entirety and the other documents to which Denbury and Penn Virginia refer before you decide how to vote with respect to the proposals to be considered and voted on at the special meeting for your company. In addition, Denbury and Penn Virginia incorporate by reference important business and financial information about Denbury and Penn Virginia into this joint proxy statement/prospectus, as further described in the section entitled “Where You Can Find More Information” beginning on page 221. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 221. Each item in this summary includes a page reference directing you to a more complete description of that item in this joint proxy statement/prospectus.

Information About the Companies (page 63)

Denbury Resources Inc.

5320 Legacy Drive

Plano, Texas 75024

Phone: (972) 673-2000

Denbury, whose legal name is Denbury Resources Inc., was incorporated in Delaware in December 2003. Based in Plano, Texas, Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. Denbury’s goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO2 enhanced oil recovery operations.

Penn Virginia Corporation

16285 Park Ten Place, Suite 500

Houston, Texas 77084

Phone: (713) 722-6500

Penn Virginia, whose legal name is Penn Virginia Corporation, was incorporated in Virginia in January 1882. Based in Houston, Texas, Penn Virginia is an independent oil and gas company engaged in the exploration, development and production of oil, natural gas liquids (“NGLs”) and natural gas in the Eagle Ford Shale in Gonzales, Lavaca and DeWitt Counties in South Texas.

Dragon Merger Sub Inc.

c/o Denbury Resources Inc.

5320 Legacy Drive

Plano, Texas 75024

Phone: (972) 673-2000

Merger Sub, whose legal name is Dragon Merger Sub Inc., is a direct wholly owned subsidiary of Denbury. Upon the completion of the Merger, Merger Sub will cease to exist. Merger Sub was incorporated in Virginia on October 18, 2018, for the sole purpose of effecting the Merger.

DR LLC Sub

c/o Denbury Resources Inc.

5320 Legacy Drive

Plano, Texas 75024

Phone: (972) 673-2000

LLC Sub, whose legal name is DR LLC Sub, is a direct wholly owned subsidiary of Denbury. Immediately after the consummation of the Merger, the surviving corporation will merge with and into LLC Sub, with LLC Sub surviving such merger. LLC Sub was formed in Virginia on October 18, 2018, for the sole purpose of effecting the transactions contemplated by the Merger Agreement.

The Merger and the Merger Agreement (page 142)

The terms and conditions of the Merger are contained in the Merger Agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference herein in its entirety. Denbury and Penn Virginia encourage you to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Merger.

The Denbury board and Penn Virginia board have each unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement. Pursuant to the terms and subject to the conditions included in the Merger Agreement, Denbury has agreed to acquire Penn Virginia by means of a merger of Merger Sub with and into Penn Virginia, with Penn Virginia surviving the merger as a wholly owned subsidiary of Denbury.

Merger Consideration (page 79)

On the terms and subject to the conditions set forth in the Merger Agreement, upon the effective time of the Merger, each share of Penn Virginia Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than as described in the Merger Agreement) will be converted into the right to receive, at the election of the holder of such share of Penn Virginia Common Stock, either, (i) the Mixed Election Consideration ($25.86 in cash without interest and 12.4000 shares of Denbury Common Stock), (ii) the Cash Election Consideration ($79.80 in cash without interest) or (iii) the Stock Election Consideration (18.3454 shares of Denbury Common Stock). The Cash and Stock Elections will be subject to proration to ensure that the total amount of cash paid to holders of Penn Virginia Common Stock is equal to $400 million. Shares of Penn Virginia Common Stock not making an election will be deemed “No Election Shares,” and the Merger Consideration to be received for such shares will depend on the number of other shares making a Mixed Election, Cash Election or Stock Election. See “The Merger—Non-Electing Holders” beginning on page 81.

Penn Virginia shareholders will not be entitled to receive any fractional shares of Denbury Common Stock in the Merger, and no Penn Virginia shareholder will be entitled to voting or other rights in respect of any fractional shares of Denbury Common Stock. Each holder of Penn Virginia Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Denbury Common Stock (after taking into account all shares of Penn Virginia Common Stock exchanged by such holder) will receive, in lieu thereof, cash in an amount equal to such fractional amount multiplied by the average of the volume weighted average price per share of Denbury Common Stock on the NYSE (as reported by Bloomberg, L.P. or, if not reported by Bloomberg, L.P., in another authoritative source mutually selected by Denbury and Penn Virginia) on each of the five consecutive trading days ending with the last complete trading day prior to the effective time of the Merger.

Risk Factors (page 51)

The Merger and an investment in Denbury Common Stock involve risks, some of which are related to the transactions contemplated by the Merger Agreement. You should carefully consider the information about these risks set forth under the section entitled “Risk Factors” beginning on page 51, together with the other information included or incorporated by reference in this joint proxy statement/prospectus, particularly the risk factors contained in Denbury’s and Penn Virginia’s Annual Reports on Form 10-K. Penn Virginia shareholders should carefully consider the risks set out in that section before deciding how to vote with respect to the Penn Virginia

Merger Proposal and Penn Virginia Non-Binding Compensation Advisory Proposal to be considered and voted on at the Penn Virginia special meeting, and Denbury stockholders should carefully consider the risks set out in that section before deciding how to vote with respect to the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal to be considered and voted on at the Denbury special meeting. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 221.

Treatment of Penn Virginia Equity Awards (page 134)

As of the effective time of the Merger, (i) each restricted stock unit granted under the Penn Virginia stock plan that is (x) subject solely to service-based vesting and (y) payable in Penn Virginia Common Stock or the value of which is determined with reference to the value of the Penn Virginia Common Stock, and (ii) each restricted stock unit that is (x) subject in whole or in part to performance-based vesting and (y) payable in Penn Virginia Common Stock or the value of which is determined with reference to the value of the Penn Virginia Common Stock that is outstanding as of immediately prior to the effective time of the Merger, whether vested or unvested, will automatically and without any required action on the part of the holder thereof, be converted into the right to receive:

•

an amount in cash, without interest, equal to the product of (A) the number of shares of Penn Virginia Common Stock subject to such Penn Virginia service-based restricted stock unit award or earned under such Penn Virginia performance-based restricted stock unit award, as applicable and (B) $25.86; and

•

a number of shares of Denbury Common Stock equal to the product of (A) the number of shares of Penn Virginia Common Stock subject to such Penn Virginia service-based restricted stock unit award or earned under such Penn Virginia performance-based restricted stock unit award, as applicable, and (B) 12.4000, rounded up to the nearest whole share.

The number of shares of Penn Virginia Common Stock deemed earned under each Penn Virginia performance-based restricted stock unit award will be reasonably determined by the compensation committee of the Penn Virginia board after consultation with Denbury based on actual level of achievement. However, the number of shares of Penn Virginia Common Stock deemed earned under any Penn Virginia performance-based restricted stock unit award with respect to any performance period scheduled to commence on or after January 1, 2019 will vest based on maximum level of achievement. Such shares deemed earned as described in this paragraph are referred to herein as the “earned Penn Virginia performance-based restricted stock units.”

Recommendation of the Denbury Board of Directors and Reasons for the Merger (page 93)

The Denbury board unanimously recommends that Denbury stockholders vote “FOR” the approval of the Denbury Issuance Proposal and “FOR” the approval of the Denbury Charter Amendment Proposal. For the factors considered by the Denbury board in reaching this decision and additional information on the recommendation of the Denbury board, see the section entitled “The Merger—Recommendation of the Denbury Board of Directors and Reasons for the Merger” beginning on page 93.

Recommendation of the Penn Virginia Board of Directors and Reasons for the Merger (page 112)

The Penn Virginia board unanimously recommends that Penn Virginia shareholders vote “FOR” the approval of the Penn Virginia Merger Proposal and “FOR” the approval of the Penn Virginia Non-Binding Compensation Advisory Proposal. For the factors considered by the Penn Virginia board in reaching this decision and additional information on the recommendation of the Penn Virginia board, see the section entitled “The Merger—Recommendation of the Penn Virginia Board of Directors and Reasons for the Merger” beginning on page 112.

Opinions of Financial Advisors (pages 97 and 115)

Opinion of Guggenheim, Denbury’s financial advisor

Denbury retained Guggenheim Securities, LLC (which we refer to as “Guggenheim”) as its financial advisor in connection with Denbury’s possible acquisition of or merger with Penn Virginia. Guggenheim delivered an opinion to the Denbury board to the effect that, as of October 28, 2018 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Merger Consideration was fair, from a financial point of view, to Denbury. The full text of Guggenheim’s written opinion, which is attached as Annex B to this joint proxy statement/prospectus, and which you should read carefully and in its entirety, is subject to the assumptions, limitations, qualifications and other conditions contained in such opinion and is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim, as of the date of such opinion.

Guggenheim’s opinion was provided to the Denbury board (in its capacity as such) for its information and assistance in connection with its evaluation of the Merger Consideration. Guggenheim’s opinion and any materials provided in connection therewith did not constitute a recommendation to the Denbury board with respect to the Merger, nor does Guggenheim’s opinion or the summary of its underlying financial analyses elsewhere in this joint proxy statement/prospectus constitute advice or a recommendation to any holder of Denbury Common Stock or Penn Virginia Common Stock as how to vote or act in connection with the Merger or otherwise or what form of Merger Consideration any holder of Penn Virginia Common Stock should elect to receive pursuant to the Merger Consideration election mechanisms described in the Merger Agreement. Guggenheim’s opinion addresses only the fairness, from a financial point of view and as of the date of such opinion, of the Merger Consideration to Denbury to the extent expressly specified in such opinion. Guggenheim’s opinion does not address (1) any other term, aspect or implication of (a) the Merger or the Merger Agreement (including, without limitation, the form or structure of the Merger or the Merger Consideration election procedures, adjustments, limitations or prorationing mechanisms contemplated by the Merger Agreement) or (b) the Voting Agreements or any other agreement, transaction document or instrument contemplated by the transaction documentation or to be entered into or amended in connection with the Merger.

For a description of the opinion that the Denbury board received from Guggenheim, see “The Merger—Opinion of Guggenheim, Denbury’s Financial Advisor” beginning on page 97. For the full text of Guggenheim’s written opinion, see Annex B.

Opinion of Jefferies, Penn Virginia’s financial advisor

In July 2018, Penn Virginia retained Jefferies LLC (which we refer to as “Jefferies”) to act as Penn Virginia’s financial advisor in connection with certain potential strategic transactions, including a possible sale, disposition or other business transaction or series of related transactions involving all or a majority of the voting securities or assets of Penn Virginia. At a meeting of the Penn Virginia board on October 28, 2018, a representative of Jefferies rendered Jefferies’ opinion to the Penn Virginia board to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as set forth in its opinion, the Merger Consideration as set forth in the Merger Agreement was fair, from a financial point of view, to the holders of Penn Virginia Common Stock (other than Denbury and its affiliates), as more fully described in the section of this joint proxy statement/prospectus entitled “The Merger—Opinion of Jefferies, Penn Virginia’s Financial Advisor” beginning on page 115.

The full text of the written opinion of Jefferies, dated as of October 28, 2018, is attached hereto as Annex C. Jefferies’ opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. Penn Virginia encourages you to read Jefferies’ opinion carefully and in its entirety. Jefferies’ opinion was directed to the Penn

Virginia board (in its capacity as such) and addresses only the fairness, from a financial point of view, to holders of Penn Virginia Common Stock (other than Denbury and its affiliates) of the Merger Consideration as set forth in the Merger Agreement. It does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to Penn Virginia, nor does it address the underlying business decision by Penn Virginia to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein. Jefferies’ opinion does not constitute a recommendation as to how any holder of Penn Virginia Common Stock or Denbury Common Stock should vote or act with respect to the Merger or any matter related thereto, including, without limitation, whether any shareholder should elect to receive the Mixed Election Consideration, the Cash Election Consideration or the Stock Election Consideration or make no election in connection with the Merger.

For additional information, see the section entitled “The Merger—Opinion of Jefferies, Penn Virginia’s Financial Advisor” beginning on page 115 and Annex C.

Special Meeting of Denbury Stockholders (page 64)

Date, Time, Place and Purpose of the Denbury Special Meeting

The Denbury special meeting will be held on [●], 2019, at [●] a.m., Central Time, at 5320 Legacy Drive, Plano, Texas 75024. The purpose of the Denbury special meeting is to consider and vote on the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal. Approval of the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal is a condition to the obligation of Denbury and Penn Virginia to complete the Merger.

Record Date and Outstanding Shares of Denbury Common Stock

Only holders of record of issued and outstanding shares of Denbury Common Stock as of the close of business on [●], 2019, the record date for the Denbury special meeting, are entitled to notice of, and to vote at, the Denbury special meeting or any adjournment or postponement of the Denbury special meeting.

As of the close of business on the record date, there were [●] shares of Denbury Common Stock issued and outstanding and entitled to vote at the Denbury special meeting. You may cast one vote for each share of Denbury Common Stock that you held as of the close of business on the record date.

A complete list of Denbury stockholders entitled to vote at the Denbury special meeting will be available for inspection at Denbury’s principal place of business during regular business hours for a period of no less than 10 days before the Denbury special meeting and during the Denbury special meeting at 5320 Legacy Drive, Plano, Texas 75024.

Quorum; Abstentions and Broker Non-Votes

A quorum of Denbury stockholders is necessary to hold a valid meeting. The presence at the Denbury special meeting of the holders of not less than one-third of the shares of Denbury Common Stock issued and outstanding and entitled to vote at the Denbury special meeting, present in person or represented by proxy, will constitute a quorum. If you submit a properly executed Denbury proxy card, even if you do not vote for the proposal or vote to “abstain” in respect of the proposal, your shares of Denbury Common Stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the Denbury special meeting. Broker non-votes will not be treated as present for purposes of determining the presence of a quorum at the Denbury special meeting.

Denbury Common Stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee, and Denbury Common Stock with respect to which the beneficial owner otherwise fails to vote, will not be considered present and entitled to vote at the Denbury special meeting for the purpose of determining the presence of a quorum.

A broker non-vote will result if your broker, bank or other nominee returns a proxy but does not provide instruction as to how shares should be voted on a particular matter. Under the current rules of the NYSE, brokers, banks or other nominees do not have discretionary authority to vote on the Denbury Issuance Proposal or the Denbury Charter Amendment Proposal because they are “non-routine” proposals. If there are any broker non-votes, the shares will not be considered present and entitled to vote at the Denbury special meeting for the purpose of determining the presence of a quorum.

Executed but unvoted proxies will be voted in accordance with the recommendations of the Denbury board.

Required Vote to Approve the Denbury Issuance Proposal

Approval of the Denbury Issuance Proposal requires the affirmative vote of the holders of a majority of the shares of Denbury Common Stock represented in person or by proxy at the Denbury special meeting. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

The Denbury Issuance Proposal is described in the section entitled “Denbury Proposals” beginning on page 69.

Required Vote to Approve the Denbury Charter Amendment Proposal

Approval of the Denbury Charter Amendment Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Denbury Common Stock entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the proposal. Failure to vote on the Denbury Charter Amendment Proposal will have the same effect as a vote “AGAINST” the Denbury Charter Amendment Proposal.

The Denbury Charter Amendment Proposal is described in the section entitled “Denbury Proposals” beginning on page 69.

Voting by Directors and Executive Officers

As of December 11, 2018, Denbury directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 4,826,795 shares of Denbury Common Stock, or approximately 1.0% of the total outstanding shares of Denbury Common Stock as of December 11, 2018.

Denbury currently expects that all of its directors and executive officers will vote their shares “FOR” the Denbury Issuance Proposal and “FOR” the Denbury Charter Amendment Proposal.

Adjournment

In accordance with the Second Amended and Restated Bylaws of Denbury (which we refer to as the “Denbury bylaws”), whether or not a quorum is present, the chairman of the Denbury special meeting will have the power to adjourn the Denbury special meeting from time to time for the purpose of, among other things, soliciting additional proxies. If the Denbury special meeting is adjourned, Denbury stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. At any subsequent reconvening of the Denbury special meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Denbury special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

In addition, the Merger Agreement provides that Denbury (1) will be required to adjourn or postpone the Denbury special meeting (A) to the extent necessary to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to the Denbury stockholders or (B) if, as of the time the Denbury special meeting is scheduled, there are insufficient shares of Denbury Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Denbury special meeting, or (2) may, and at Penn Virginia’s request must, adjourn or postpone the Denbury special meeting if, as of the time for which the Denbury special meeting is scheduled, there are insufficient shares of Denbury Common Stock represented (either in person or by proxy) to obtain the approval of the Denbury Issuance Proposal or the Denbury Charter Amendment Proposal. However, the Denbury special meeting will not be adjourned or postponed to a date that is more than 30 days after the date for which the Denbury special meeting was previously scheduled (though the Denbury special meeting may be adjourned or postponed every time the circumstances described in (1)(A) and (1)(B) exist, and, upon Penn Virginia’s request, every time the circumstances described in (2) exist) or to a date on or after two business days prior to April 30, 2019.

Special Meeting of Penn Virginia Shareholders (page 71)

Date, Time, Place and Purpose of the Penn Virginia Special Meeting

The Penn Virginia special meeting will be held on [●], 2019, at [●] a.m., Central Time, at [●]. The purpose of the Penn Virginia special meeting is to consider and vote on the Penn Virginia Merger Proposal and the Penn Virginia Non-Binding Compensation Advisory Proposal. Approval of the Penn Virginia Merger Proposal is a condition to the obligation of Penn Virginia and Denbury to complete the Merger. Approval of the Penn Virginia Non-Binding Compensation Advisory Proposal is not a condition to the obligation of either Penn Virginia or Denbury to complete the Merger.

Record Date and Outstanding Shares of Penn Virginia Common Stock

Only holders of record of issued and outstanding shares of Penn Virginia Common Stock as of the close of business on [●], 2019, the record date for the Penn Virginia special meeting, are entitled to notice of, and to vote at, the Penn Virginia special meeting or any adjournment or postponement of the Penn Virginia special meeting.

As of the close of business on the record date, there were [●] shares of Penn Virginia Common Stock issued and outstanding and entitled to vote at the Penn Virginia special meeting. You may cast one vote for each share of Penn Virginia Common Stock that you held as of the close of business on the record date.

A complete list of Penn Virginia shareholders entitled to vote at the Penn Virginia special meeting will be available for inspection at Penn Virginia’s principal place of business during regular business hours for a period of no less than 10 days before the Penn Virginia special meeting and during the Penn Virginia special meeting at 16285 Park Ten Place, Suite 500, Houston, Texas 77084.

Quorum; Abstentions and Broker Non-Votes

A quorum of Penn Virginia shareholders is necessary to hold a valid meeting. The presence at the Penn Virginia special meeting, in person or by proxy, of the holders of a majority in voting power of the outstanding shares of capital stock of Penn Virginia entitled to vote at the Penn Virginia special meeting constitutes a quorum. If you submit a properly executed Penn Virginia WHITE proxy card, even if you do not vote for one or both of the proposals or vote to “abstain” in respect of one or both of the proposals, your shares of Penn Virginia Common Stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the Penn Virginia special meeting.

Penn Virginia Common Stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee will not be considered present and entitled to vote at the Penn Virginia special meeting for the purpose of determining the presence of a quorum.

A broker non-vote will result if your broker, bank or other nominee returns a proxy but does not provide instruction as to how shares should be voted on a particular matter. Under the current rules of the NASDAQ, brokers, banks or other nominees do not have discretionary authority to vote on any of the proposals at the Penn Virginia special meeting because they are “non-routine” proposals. Broker non-votes will not be considered present and entitled to vote at the Penn Virginia special meeting for the purpose of determining the presence of a quorum, unless the broker, bank or other nominee has been instructed to vote on at least one of the proposals.

Executed but unvoted proxies will be voted in accordance with the recommendations of the Penn Virginia board.

Required Vote to Approve the Penn Virginia Merger Proposal

Approval of the Penn Virginia Merger Proposal requires the affirmative vote of the holders of more than two-thirds of the outstanding shares of Penn Virginia Common Stock entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the proposal. Failure to vote on the Penn Virginia Merger Proposal will have the same effect as a vote “AGAINST” the Penn Virginia Merger Proposal.

The Penn Virginia Merger Proposal is described in the section entitled “Penn Virginia Proposals” beginning on page 77.

Required Vote to Approve the Penn Virginia Non-Binding Compensation Advisory Proposal

Approval of the Penn Virginia Non-Binding Compensation Advisory Proposal requires that the number of votes cast “FOR” the proposal exceed the number of votes cast “AGAINST” the proposal. Abstentions, broker non-votes and failure to vote will not count as votes cast and will have no effect on the outcome of the vote. As an advisory vote, this proposal is not binding upon Penn Virginia or the Penn Virginia board or Denbury or the Denbury board, and approval of this proposal is not a condition to completion of the Merger.

The Penn Virginia Non-Binding Compensation Advisory Proposal is described in the section entitled “Penn Virginia Proposals” beginning on page 77.

Voting by Directors and Executive Officers

As of December 11, 2018, Penn Virginia directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 40,144 shares of Penn Virginia Common Stock, or approximately 0.3% of the total outstanding shares of Penn Virginia Common Stock as of December 11, 2018 (excluding Penn Virginia service-based restricted stock and Penn Virginia performance-based stock).

Penn Virginia currently expects that all of its directors and executive officers will vote their shares “FOR” the approval of the Penn Virginia Merger Proposal and “FOR” the approval of the Penn Virginia Non-Binding Compensation Advisory Proposal.

Agreements with Certain Penn Virginia Shareholders

Concurrently with the execution of the Merger Agreement, Denbury entered into voting and support agreements (each, a “Voting Agreement” and, collectively, the “Voting Agreements”) with (i) Strategic Value Partners, LLC (“SVP”) on behalf of certain investment funds directly and indirectly managed by SVP, (ii) KLS

Diversified Asset Management LP (“KLS”) and (iii) each director and executive officer of Penn Virginia, pursuant to which each such shareholder has agreed, among other matters and upon the terms and subject to the conditions set forth in the Voting Agreements, to vote all of their shares of Penn Virginia Common Stock in favor of the Penn Virginia Merger Proposal and the other actions contemplated by the Merger Agreement and against any proposal that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger. As of December 11, 2018, such shareholders subject to the Voting Agreements held 2,279,741 shares of Penn Virginia Common Stock in the aggregate (excluding Penn Virginia service-based restricted stock and Penn Virginia performance-based restricted stock), or approximately 15.1% of the voting power of Penn Virginia (excluding Penn Virginia service-based restricted stock and Penn Virginia performance-based restricted stock). The Voting Agreements are attached to this joint proxy statement/prospectus as Annex E, Annex F and Annex G, respectively.

Adjournment

In accordance with the Third Amended and Restated Bylaws of Penn Virginia (which we refer to as the “Penn Virginia bylaws”), whether or not a quorum is present, the chairman of the Penn Virginia special meeting will have the power to adjourn the Penn Virginia special meeting from time to time for the purpose of, among other things, soliciting additional proxies. If the Penn Virginia special meeting is adjourned, Penn Virginia shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. At any subsequent reconvening of the Penn Virginia special meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Penn Virginia special meeting, except for any proxies that have been validly revoked or withdrawn prior to the reconvened meeting.

In addition, the Merger Agreement provides that Penn Virginia (1) will be required to adjourn or postpone the Penn Virginia special meeting (A) to the extent necessary to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to the Penn Virginia shareholders or (B) if, as of the time the Penn Virginia special meeting is scheduled, there are insufficient shares of Penn Virginia Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Penn Virginia special meeting, and (2) may, and at Denbury’s request must, adjourn or postpone the Penn Virginia special meeting if, as of the time for which the Penn Virginia special meeting is scheduled, there are insufficient shares of Penn Virginia Common Stock represented (either in person or by proxy) to obtain the approval of the Penn Virginia Merger Proposal. However, the Penn Virginia special meeting will not be adjourned or postponed to a date that is more than 30 business days after the date for which the Penn Virginia special meeting was previously scheduled (though the Penn Virginia special meeting may be adjourned or postponed every time the circumstances described in (1)(A) and 1(B) exist, and, with Denbury’s consent, every time the circumstances described in (2) exist) or to a date on or after two business days prior to April 30, 2019.

Board of Directors and Management of Denbury Following Completion of the Merger (page 134)

Under the terms of the Merger Agreement, Denbury has agreed to take all necessary corporate action so that upon and after the effective time of the Merger, the size of the Denbury board is increased by two members, and two members of the Penn Virginia board who are mutually agreed by Denbury and Penn Virginia and would qualify as independent directors under Section 303A.02 of the NYSE Listed Company Manual are appointed to the Denbury board to fill the vacancies on the Denbury board created by such increase. Denbury, through the Denbury board and subject to the Denbury board’s fiduciary duties to Denbury stockholders, has agreed to take all necessary action to recommend that the two applicable members of the Penn Virginia board be elected to the Denbury board in the proxy statement relating to the first annual meeting of Denbury stockholders following the completion of the Merger.

Upon completion of the Merger, the current directors and executive officers of Denbury are expected to continue in their current positions, other than as may be publicly announced by Denbury in the normal course.

Interests of Penn Virginia Directors and Executive Officers in the Merger (page 134)

In considering the recommendation of the Penn Virginia board with respect to the Penn Virginia Merger Proposal and the Penn Virginia Non-Binding Compensation Advisory Proposal, Penn Virginia shareholders should be aware that the executive officers and directors of Penn Virginia have interests in the Merger that may be different from, or in addition to, the interests of Penn Virginia shareholders generally. These interests include, but are not limited to, the treatment in the Merger of awards of Penn Virginia service-based restricted stock and Penn Virginia performance-based restricted stock held by Penn Virginia directors and executive officers, potential benefits upon a qualifying termination of employment in connection with the Merger and rights to ongoing indemnification and insurance coverage.

These interests are described in more detail in the sections entitled “The Merger—Interests of Penn Virginia Directors and Executive Officers in the Merger,” “The Merger—Treatment of Penn Virginia Equity Awards,” “The Merger—Executive Officer Severance Arrangements” and “The Merger—Quantification of Potential Payments” beginning on pages 134, 134, 135 and 137, respectively.

The members of the Penn Virginia board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, in approving the Merger Agreement and in determining to recommend that Penn Virginia shareholders approve the Penn Virginia Merger Proposal.

Conditions to the Completion of the Merger (page 178)

Each party’s obligation to complete the Merger is subject to the satisfaction or waiver of the following mutual conditions:

•

Denbury Stockholder Approval. The Denbury Issuance Proposal and the Denbury Charter Amendment Proposal must have been approved in accordance with applicable law and the Denbury organizational documents, as applicable.

•	Penn Virginia Shareholder Approval. The Penn Virginia Merger Proposal must have been approved in accordance with applicable law and the Penn Virginia organizational documents, as applicable.

•

Government Approval. Any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which we refer to as the “HSR Act”) applicable to the Merger and the other transactions contemplated by the Merger Agreement must have expired or been terminated.

•

No Legal Restraints. There must not be any applicable law and no judgment, preliminary, temporary or permanent, issued by any court or tribunal of competent jurisdiction in effect that prevents, makes illegal or prohibits the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

•

Effectiveness of the Registration Statement. The registration statement, of which this joint proxy statement/prospectus forms a part, must have been declared effective by the SEC under the Securities Act and must not be the subject of any stop order or proceedings seeking a stop order.

•

NYSE Listing. The shares of Denbury Common Stock issuable to Penn Virginia shareholders pursuant to the Merger Agreement must have been authorized for listing on the NYSE, upon official notice of issuance.

The obligations of Denbury and Merger Sub to complete the Merger are subject to the satisfaction or waiver of further conditions, including:

•

the accuracy of the representations and warranties of Penn Virginia contained in the Merger Agreement as of October 28, 2018 and as of the closing date (other than representations that by their terms speak specifically as of another date or period of time), subject to the materiality standards provided in the Merger Agreement;

•

Penn Virginia having performed, or complied with, in all material respects all agreements, obligations and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the effective time of the Merger;

•

Denbury having received a certificate of Penn Virginia signed by an executive officer of Penn Virginia, dated as of the closing date, confirming that the conditions described in the two bullets directly above have been satisfied; and

•

Denbury having received an opinion from Vinson & Elkins (or other counsel with a national reputation and experience in comparable corporate and tax law matters, selected by Denbury and reasonably acceptable to Penn Virginia), in form and substance reasonably satisfactory to Denbury, dated as of the closing date (and, if requested, dated as of the date on which the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective by the SEC), to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The obligation of Penn Virginia to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

•

the accuracy of the representations and warranties of Denbury contained in the Merger Agreement as of October 28, 2018 and as of the closing date (other than representations that by their terms speak specifically as of another date or period of time), subject to the materiality standards provided in the Merger Agreement;

•

Denbury and Merger Sub having performed, or complied with, in all material respects all agreements, obligations and covenants required to be performed or complied with by them under the Merger Agreement at or prior to the effective time of the Merger;

•

Penn Virginia having received a certificate of Denbury signed by an executive officer of Denbury, dated as of the closing date, confirming that the conditions described in the two bullets directly above have been satisfied; and

•

Penn Virginia having received an opinion from Skadden (or other counsel with a national reputation and experience in comparable corporate and tax law matters, selected by Penn Virginia and reasonably acceptable to Denbury), in form and substance reasonably satisfactory to Penn Virginia, dated as of the closing date (and, if requested, dated as of the date on which the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective by the SEC), to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

No Solicitation (page 157)

No Solicitation by Denbury

Denbury has agreed that, from October 28, 2018 until the earlier of the effective time of the Merger or the termination of the Merger Agreement, Denbury will, and will cause its subsidiaries and its and their respective directors, officers, and employees and use its reasonable best efforts to cause its and their respective representatives to:

•

immediately cease and cause to be terminated all discussions or negotiations with any person conducted prior to October 28, 2018 with respect to any Denbury Takeover Proposal (as such term is defined in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes—Definitions of Takeover Proposals” beginning on page 165) or any inquiry, proposal or offer that could reasonably be expected to lead to a Denbury Takeover Proposal;

•

promptly (and in any event within 24 hours) request the prompt return or destruction of all confidential information previously furnished to any such person or its representatives and use reasonable best efforts to obtain the return or the destruction of such confidential information; and

•	immediately terminate all physical and electronic data room access previously granted to any such person or its representatives.

In addition, Denbury has agreed that, from October 28, 2018 until the earlier of the effective time of the Merger or the termination of the Merger Agreement, Denbury will not, and it will cause its subsidiaries and its and their respective directors, officers, and employees and use its reasonable best efforts to cause its and their respective representatives not to, directly or indirectly:

•

solicit, initiate, or knowingly encourage or facilitate (including by way of furnishing or affording access to any non-public information) any Denbury Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Denbury Takeover Proposal;

•

furnish any non-public information regarding Denbury or any of its subsidiaries or afford access to the business, properties, books or records of Denbury or any of its subsidiaries to any person (other than Penn Virginia or its directors, officers, employees, affiliates or representatives) in connection with or in response to any Denbury Takeover Proposal or any inquiries, proposals or offers that could reasonably be expected to lead to a Denbury Takeover Proposal; or

•

enter into or participate in any discussions or negotiations with any person (other than Penn Virginia or its directors, officers, employees, affiliates or representatives) with respect to any Denbury Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Denbury Takeover Proposal.

Further, Denbury has agreed to notify Penn Virginia orally and in writing if (i) Denbury receives a Denbury Takeover Proposal in which the person making such Denbury Takeover Proposal requests that Denbury terminate the Merger Agreement or otherwise not consummate the transactions contemplated thereby, including the Merger, or (ii) Denbury determines to begin providing information or commence discussions or negotiations concerning a Denbury Takeover Proposal in the event the Denbury board determines in good faith that the failure to do so would be inconsistent with the fiduciary duties owed by the Denbury board to Denbury stockholders. Thereafter, Denbury has agreed to promptly (and in any event within 24 hours) after its receipt of any Disclosable Denbury Takeover Proposal (as such term is defined in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes—Denbury: No Solicitation Exceptions” beginning on page 160) or information relating to Denbury or any of its subsidiaries in connection with a Disclosable Denbury Takeover Proposal, notify Penn Virginia (orally and in writing) of such Disclosable Denbury Takeover Proposal, inquiry or request (including providing the identity of the person making or submitting such Disclosable Denbury Takeover Proposal, inquiry or request), and, (i) if it is in writing, a copy of such Disclosable Denbury Takeover Proposal, inquiry or request and any related draft agreements and (ii) if oral, a reasonably detailed written summary thereof, including the financial and other terms thereof, in each case including any modifications thereto. Denbury has agreed to keep Penn Virginia informed in all material respects on a prompt basis (and in any event within 24 hours) with respect to any material development regarding the status or terms of any such Disclosable Denbury Takeover Proposal (including any change to the terms of any such Disclosable Denbury Takeover Proposal) or inquiry or request. Denbury has agreed to provide to Penn Virginia as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all correspondence and other written materials sent by or provided to Denbury or its representatives to or from any person making a Disclosable Denbury Takeover Proposal, as applicable, with respect to any material development regarding the status or terms of any such Disclosable Denbury Takeover Proposal.

Notwithstanding the agreements described above, prior to, but not after, Denbury stockholders have approved the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal, in response to an unsolicited, bona fide, written, Denbury Takeover Proposal made after October 28, 2018, that did not result from or arise in connection with a material breach of Denbury’s non-solicitation obligations in the Merger Agreement and that the Denbury board determines in good faith (after consultation with outside counsel and its financial advisor) constitutes or is reasonably expected to lead to a Superior Denbury Proposal (as such term is defined in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes—Definition of Superior Denbury Proposal” beginning on page 166), and that the failure to do so would be inconsistent with the fiduciary duties owed by the Denbury board to Denbury stockholders under applicable law, Denbury may (and may authorize its directors, officers, employees and representatives to) (x) furnish information with respect to Denbury and its subsidiaries to the person making such Denbury Takeover Proposal and its representatives and financing sources (provided that all such information has previously been provided to Penn Virginia or is provided to Penn Virginia prior to or substantially concurrently with the time it is provided to such person) pursuant to a customary confidentiality agreement that is not less restrictive of such person than the confidentiality agreement in place between Denbury and Penn Virginia (provided that such confidentiality agreement will not prohibit such counterparty from making any private proposal to the Denbury board) and that does not prohibit Denbury from complying with Denbury’s non-solicitation obligations in the Merger Agreement, including the provision of any information to Penn Virginia in accordance with the Merger Agreement, and (y) participate in discussions regarding the terms of such Denbury Takeover Proposal and the negotiation of such terms with, and only with, the person making such Denbury Takeover Proposal (and such person’s representatives and financing sources).

No Solicitation by Penn Virginia

Penn Virginia has agreed that, from October 28, 2018 until the earlier of the effective time of the Merger or the termination of the Merger Agreement, Penn Virginia will, and will cause its subsidiaries and its and their respective directors, officers, and employees and use its reasonable best efforts to cause its and their respective representatives to:

•

immediately cease and cause to be terminated all discussions or negotiations with any person conducted heretofore with respect to any Penn Virginia Takeover Proposal (as such term is defined in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes—Definitions of Takeover Proposals” beginning on page 165) or any inquiry, proposal or offer that could reasonably be expected to lead to a Penn Virginia Takeover Proposal;

•

promptly (and in any event within 24 hours) request the prompt return or destruction of all confidential information previously furnished to any such person or its representatives and use reasonable best efforts to obtain the return or the destruction of such confidential information; and

•	immediately terminate all physical and electronic data room access previously granted to any such person or its representatives.

In addition, Penn Virginia has agreed that, from October 28, 2018 until the earlier of the effective time of the Merger or the termination of the Merger Agreement, Penn Virginia will not, and it will cause its subsidiaries and its and their respective directors, officers, and employees and use its reasonable best efforts to cause its and their respective representatives not to, directly or indirectly:

•

solicit, initiate, or knowingly encourage or facilitate (including by way of furnishing or affording access to any non-public information) any Penn Virginia Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Penn Virginia Takeover Proposal;

•

furnish any non-public information regarding Penn Virginia or any of its subsidiaries or afford access to the business, properties, books or records of Penn Virginia or any of its subsidiaries to any person (other than Denbury or its directors, officers, employees, affiliates or representatives) in connection with or in response to any Penn Virginia Takeover Proposal or any inquiries, proposals or offers that could reasonably be expected to lead to a Penn Virginia Takeover Proposal; or

•

enter into or participate in any discussions or negotiations with any person (other than Denbury or its representatives) with respect to any Penn Virginia Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Penn Virginia Takeover Proposal.

Further, Penn Virginia has agreed to promptly (and in any event within 24 hours) after its receipt of any Penn Virginia Takeover Proposal or any inquiry or request for discussions or negotiations regarding a Penn Virginia Takeover Proposal or information relating to Penn Virginia or any of its subsidiaries in connection with a Penn Virginia Takeover Proposal, notify Denbury (orally and in writing) of such Penn Virginia Takeover Proposal, inquiry or request (including providing the identity of the person making or submitting such Penn Virginia Takeover Proposal, inquiry or request), and, (i) if it is in writing, a copy of such Penn Virginia Takeover Proposal, inquiry or request and any related draft agreements and (ii) if oral, a reasonably detailed written summary thereof, including the financial and other terms thereof, in each case including any modifications thereto.

Penn Virginia has also agreed to notify Denbury in writing if Penn Virginia determines to begin providing information or to commence discussions or negotiations concerning a Penn Virginia Takeover Proposal, prior to providing any such information or commencing any such discussions or negotiations. Penn Virginia must keep Denbury informed in all material respects on a prompt basis (and in any event within 24 hours) with respect to any material development regarding the status or terms of any such Penn Virginia Takeover Proposal (including any change to the terms of any such Penn Virginia Takeover Proposal) or inquiry or request. Penn Virginia must provide to Denbury as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all correspondence and other written materials sent by or provided to Penn Virginia or its representatives to or from any person making a Penn Virginia Takeover Proposal, as applicable, with respect to any material development regarding the status or terms of any such Penn Virginia Takeover Proposal.

Notwithstanding the agreements described above, prior to, but not after, Penn Virginia shareholders approving the Penn Virginia Merger Proposal, in response to an unsolicited, bona fide, written, Penn Virginia Takeover Proposal made after October 28, 2018 that did not result from or arise in connection with a material breach of Penn Virginia’s non-solicitation obligations under the Merger Agreement and that the Penn Virginia board determines in good faith (after consultation with outside counsel and its financial advisor) constitutes or is reasonably expected to lead to a Superior Penn Virginia Proposal (as such term is defined in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes—Definition of Superior Penn Virginia Proposal” beginning on page 166), and that the failure to do so would be inconsistent with the fiduciary duties owed by the Penn Virginia board to Penn Virginia shareholders under applicable law, Penn Virginia may (and may authorize its directors, officers, employees and representatives to), subject to compliance with the terms of the Merger Agreement, (x) furnish information with respect to Penn Virginia and its subsidiaries to the person making such Penn Virginia Takeover Proposal and its representatives and financing sources (provided that all such information has previously been provided to Denbury or is provided to Denbury prior to or substantially concurrently with the time it is provided to such person) pursuant to a customary confidentiality agreement that is not less restrictive of such person than the confidentiality agreement between Penn Virginia and Denbury (provided that such confidentiality agreement will not be required to prohibit such counterparty from making any private proposal to the Penn Virginia board) and that does not prohibit Penn Virginia from complying with Penn Virginia’s non-solicitation obligations in the Merger Agreement, including the provision of any information to Denbury in accordance with the Merger Agreement, and (y) participate in discussions regarding the terms of such Penn Virginia Takeover Proposal and the negotiation of such terms with, and only with, the person making such Penn Virginia Takeover Proposal (and such person’s representatives and financing sources).

Adverse Recommendation Changes (page 157)

Denbury Restrictions on Adverse Recommendation Change

Subject to certain exceptions described below, the Denbury board may not effect a Denbury Adverse Recommendation Change (as defined in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes—Denbury: Restrictions on Adverse Recommendation Changes” beginning on page 161).

Penn Virginia Restrictions on Adverse Recommendation Change

Subject to certain exceptions described below, the Penn Virginia board may not effect a Penn Virginia Adverse Recommendation Change (as defined in the section entitled “The Merger Agreement—No-Solicitation; Adverse Recommendation Changes—Penn Virginia: Restrictions on Adverse Recommendation Changes” beginning on page 161).

Denbury: Permitted Adverse Recommendation Changes and Permitted Termination to Enter into a Superior Proposal

Prior to, but not after, Denbury stockholders have approved the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal, in response to an unsolicited, bona fide, written, Denbury Takeover Proposal that did not result from or arise in connection with a breach of Denbury’s non-solicitation obligations in the Merger Agreement described above and in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes—No Solicitation by Denbury” beginning on page 157, the Denbury board may make a Denbury Adverse Recommendation Change and/or terminate the Merger Agreement if:

•	the Denbury board determines in good faith (after consultation with outside legal counsel and its financial advisor) that such Denbury Takeover Proposal is a Superior Denbury Proposal;

•

the Denbury board determines in good faith (after consultation with outside legal counsel) that the failure to take such action in response to such Superior Denbury Proposal would be inconsistent with the fiduciary duties owed by the Denbury board to Denbury stockholders under applicable law; and

•

Denbury provides Penn Virginia with written notice of such proposed action and the basis thereof five business days in advance and complies with certain obligations, each as described in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes—Denbury: Permitted Adverse Recommendation Changes and Permitted Termination to Enter into a Superior Proposal” beginning on page 162.

Denbury: Permitted Adverse Recommendation Changes in Connection with Intervening Events

Prior to, but not after, Denbury stockholders have approved the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal, in response to a Denbury Intervening Event (as defined in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes—Denbury: Permitted Adverse Recommendation Changes in Connection with Intervening Events” beginning on page 163) that did not arise from or in connection with a material breach of the Merger Agreement by Denbury, the Denbury board may make a Denbury Adverse Recommendation Change if:

•

the Denbury board determines in good faith (after consultation with outside legal counsel and its financial advisor) that the failure to effect a Denbury Adverse Recommendation Change in response to such Denbury Intervening Event would be inconsistent with the fiduciary duties owed by the Denbury board to Denbury stockholders under applicable law; and

•

Denbury provides Penn Virginia with written notice of such proposed action and the basis thereof five business days in advance and complies with certain obligations, each as described in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes—Denbury: Permitted Adverse Recommendation Changes in Connection with Intervening Events” beginning on page 163.

Penn Virginia: Permitted Adverse Recommendation Changes and Permitted Termination to Enter into a Superior Proposal

Prior to, but not after, Penn Virginia shareholders have approved the Penn Virginia Merger Proposal, in response to an unsolicited, bona fide, written, Penn Virginia Takeover Proposal that did not result from or arise in connection with a breach of Penn Virginia’s non-solicitation obligations under the Merger Agreement described above and in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes—No Solicitation by Penn Virginia” beginning on page 159, the Penn Virginia board may make a Penn Virginia Adverse Recommendation Change and/or terminate the Merger Agreement if:

•

the Penn Virginia board determines in good faith (after consultation with outside legal counsel and its financial advisor) that such Penn Virginia Takeover Proposal is a Superior Penn Virginia Proposal;

•

the Penn Virginia board determines in good faith (after consultation with outside legal counsel) that the failure to take such action in response to such Superior Penn Virginia Proposal would be inconsistent with the fiduciary duties owed by the Penn Virginia board to Penn Virginia shareholders under applicable law; and

•

Penn Virginia provides Denbury with written notice of such proposed action and the basis thereof five business days in advance and complies with certain obligations, each as described in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes—Penn Virginia: Permitted Adverse Recommendation Changes and Permitted Termination to Enter into a Superior Proposal” beginning on page 162.

Penn Virginia: Adverse Recommendation Change in Connection with Intervening Events

Prior to, but not after, Penn Virginia shareholders have approved the Penn Virginia Merger Proposal, in response to a Penn Virginia Intervening Event (as defined in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes—Penn Virginia: Permitted Adverse Recommendation Changes in Connection with Intervening Events” beginning on page 164) that did not arise from or in connection with a material breach of the Merger Agreement by Penn Virginia, the Penn Virginia board may make a Penn Virginia Adverse Recommendation Change if:

•	the Penn Virginia board determines in good faith (after consultation with outside legal counsel and its financial advisor) that the failure to effect a Penn Virginia Adverse Recommendation Change in response to such Penn Virginia Intervening Event would be inconsistent with the fiduciary duties owed by the Penn Virginia board to Penn Virginia shareholders under applicable law; and

•

Penn Virginia provides Denbury with written notice of such proposed action and the basis thereof five business days in advance and complies with certain obligations, each as described in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes—Penn Virginia: Permitted Adverse Recommendation Changes in Connection with Intervening Events” beginning on page 164.

Termination (page 180)

Denbury and Penn Virginia may terminate the Merger Agreement and abandon the Merger at any time prior to the effective time of the Merger by mutual written consent of Denbury and Penn Virginia.

The Merger Agreement may also be terminated by either Denbury or Penn Virginia at any time prior to the effective time of the Merger in any of the following situations:

•	upon an end date termination event (as defined in the section entitled “The Merger Agreement—Termination—Termination Rights” beginning on page 180);

•

if any applicable law is in effect or any court or tribunal of competent jurisdiction issues a final and non-appealable order that prevents, makes illegal or prohibits the consummation of the transactions contemplated by the Merger Agreement, including the Merger, so long as such law or order is not the result of a breach by the terminating party of its obligations under the Merger Agreement; or

•

upon a Penn Virginia shareholder approval termination event or a Denbury stockholder approval termination event (as each term is defined in the section entitled “The Merger Agreement—Termination—Termination Rights” beginning on page 180).

In addition, the Merger Agreement may be terminated by Denbury:

•	upon a Penn Virginia breach termination event (as defined in the section entitled “The Merger Agreement—Termination—Termination Rights” beginning on page 180);

•	if a Penn Virginia Adverse Recommendation Change has occurred (whether or not such Penn Virginia Adverse Recommendation Change is permitted by the Merger Agreement);

•

if Penn Virginia, any of its subsidiaries or any of its or their representatives has materially breached its non-solicitation obligations under the Merger Agreement (which are described in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes” beginning on page 157); or

•

prior to Denbury stockholders approving the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal, if Denbury has complied in all material respects with its non-solicitation obligations (which are described in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes” beginning on page 157), in order to enter into a definitive agreement with respect to a Superior Denbury Proposal.

Further, the Merger Agreement may be terminated by Penn Virginia:

•	upon a Denbury breach termination event (as defined in the section entitled “The Merger Agreement—Termination—Termination Rights” beginning on page 180);

•	if a Denbury Adverse Recommendation Change has occurred (whether or not such Denbury Adverse Recommendation Change is permitted by the Merger Agreement);

•

if Denbury, any of its subsidiaries or any of its or their representatives has materially breached its non-solicitation obligations under the Merger Agreement (which are described in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes” beginning on page 157); or

•

prior to Penn Virginia shareholders approving the Penn Virginia Merger Proposal, if Penn Virginia has complied in all material respects with its non-solicitation obligations (which are described in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes” beginning on page 157), in order to enter into a definitive agreement with respect to a Superior Penn Virginia Proposal.

Termination Fees (page 182)

Termination Fees Payable by Denbury

The Merger Agreement requires Denbury to pay Penn Virginia a termination fee of $45 million if:

•	Penn Virginia terminates the Merger Agreement due to a Denbury Adverse Recommendation Change or a breach of Denbury’s non-solicitation obligations under the Merger Agreement;

•

Denbury terminates the Merger Agreement due to Denbury stockholders not approving the Denbury Issuance Proposal or the Denbury Charter Amendment Proposal following a Denbury Adverse Recommendation Change;

•	Denbury terminates the Merger Agreement due to entry into a Superior Denbury Proposal; or

•

(A) prior to the Denbury special meeting, a Denbury Takeover Proposal is made to Denbury or is made directly to Denbury stockholders or otherwise becomes publicly known or any person has publicly announced an intention (whether or not conditional) to make a Denbury Takeover Proposal, and such Denbury Takeover Proposal or intended Denbury Takeover Proposal has not been publicly withdrawn without qualification at least five business days prior to (1) the Denbury special meeting or (2) if the Denbury special meeting has not been held at the time of termination, the date of such termination, (B) Denbury or Penn Virginia, as applicable, terminates the Merger Agreement due to (1) an end date termination event (if the Denbury special meeting has not been held), (2) a Denbury stockholder approval termination event or (3) a Denbury breach termination event, and (C) within 12 months of such termination Denbury enters into a definitive contract (other than a confidentiality agreement) with respect to a Denbury Takeover Proposal (or Denbury publicly approves or recommends to Denbury stockholders or otherwise does not oppose, in the case of a tender or exchange offer, a Denbury Takeover Proposal which is ultimately consummated regardless of whether outside such 12-month period) or consummates a Denbury Takeover Proposal. For purposes of this paragraph only, any reference in the definition of Denbury Takeover Proposal to “40%” and “60%” will be deemed to be “50%.”

In no event will Denbury be required to pay the termination fee on more than one occasion.

Termination Fees Payable by Penn Virginia

The Merger Agreement requires Penn Virginia to pay Denbury a termination fee of $45 million if:

•	Denbury terminates the Merger Agreement due to a Penn Virginia Adverse Recommendation Change or a breach of Penn Virginia’s non-solicitation obligations under the Merger Agreement;

•	Penn Virginia terminates the Merger Agreement due to Penn Virginia shareholders not approving the Penn Virginia Merger Proposal following a Penn Virginia Adverse Recommendation Change;

•	Penn Virginia terminates the Merger Agreement due to entry into a Superior Penn Virginia Proposal; or

•

(A) prior to the Penn Virginia special meeting, a Penn Virginia Takeover Proposal is made to Penn Virginia or is made directly to Penn Virginia shareholders or otherwise becomes publicly known or any person has publicly announced an intention (whether or not conditional) to make a Penn Virginia Takeover Proposal, and such Penn Virginia Takeover Proposal or intended Penn Virginia Takeover Proposal has not been publicly withdrawn without qualification at least five business days prior to (1) the Penn Virginia special meeting or (2) if the Penn Virginia special meeting has not been held at the time of termination, the date of such termination, (B) Denbury or Penn Virginia, as applicable, terminates the Merger Agreement due to (1) an end date termination event (if the Penn Virginia special meeting has not been held), (2) a Penn Virginia shareholder approval termination event or (3) a Penn Virginia breach termination event, and (C) within 12 months of such termination Penn Virginia enters into a definitive contract (other than a confidentiality agreement) with respect to a Penn Virginia Takeover Proposal (or Penn Virginia publicly approves or recommends to Penn Virginia shareholders or otherwise does not oppose, in the case of a tender or exchange offer, a Penn Virginia Takeover Proposal which is ultimately consummated regardless of whether outside such 12-month period) or consummates a Penn Virginia Takeover Proposal. For purposes of this paragraph only, any reference in the definition of Penn Virginia Takeover Proposal to “15%” will be deemed to be “50%.”

In no event will Penn Virginia be required to pay the termination fee on more than one occasion.

Regulatory Approvals (page 133)

The completion of the Merger is subject to the receipt of antitrust clearance in the United States. Under the HSR Act, and the rules promulgated thereunder, the Merger may not be completed until notification and report forms have been filed with the Federal Trade Commission (which we refer to as the “FTC”) and the Department of Justice (which we refer to as the “DOJ”) and the applicable waiting period (or any extension of such waiting period) has expired or been terminated.

Neither Denbury nor Penn Virginia is aware of any material governmental approvals or actions that are required for completion of the Merger other than as described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

For additional information, see the section entitled “The Merger Agreement—Required Actions” beginning on page 170.

Specific Performance; Remedies (page 183)

Denbury, Penn Virginia and Merger Sub have agreed that each will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement.

Except in the case of fraud or a knowing and intentional breach of the Merger Agreement, the monetary remedies and the specific performance remedies set forth in the Merger Agreement will be the receiving party’s sole and exclusive remedy against the paying party.

No Dissenters’ or Appraisal Rights (page 149)

No dissenters’ or appraisal rights will be available with respect to the transactions contemplated by the Merger Agreement.

Material U.S. Federal Income Tax Consequences of the Integrated Mergers (page 185)

Denbury and Penn Virginia intend for the Integrated Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to each of Denbury’s and Penn Virginia’s obligation to complete such mergers that it receive a written opinion from its counsel, Vinson & Elkins and Skadden, respectively, to the effect that the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The U.S. federal income tax consequences of the Integrated Mergers to a U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences of the Integrated Mergers”) generally will depend on whether such U.S. holder exchanges its Penn Virginia Common Stock for cash consideration, stock consideration or a combination of cash consideration and stock consideration. Assuming the receipt and accuracy of the opinions described above:

•

U.S. Holders Who Receive Solely Cash: A U.S. holder who receives solely cash consideration in exchange for Penn Virginia Common Stock in the Merger generally will recognize gain or loss in an amount equal to the difference, if any, between (1) the amount of cash received and (2) such U.S. holder’s adjusted tax basis in the shares of Penn Virginia Common Stock surrendered.

•

U.S. Holders Who Receive Solely Shares of Denbury Common Stock: A U.S. holder who receives solely shares of Denbury Common Stock in exchange for Penn Virginia Common Stock in the Merger generally will not recognize any gain or loss, except with respect to cash received in lieu of a fractional share of Denbury Common Stock.

•

U.S. Holders Who Receive a Combination of Shares of Denbury Common Stock and Cash: A U.S. holder who receives a combination of shares of Denbury Common Stock and cash in exchange for Penn Virginia Common Stock in the Merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Denbury Common Stock and cash received by the U.S. holder exceeds such U.S. holder’s adjusted tax basis in its shares of Penn Virginia Common Stock surrendered and (ii) the amount of cash received by such U.S. holder.

Holders of Penn Virginia Common Stock that are not U.S. holders and that receive cash pursuant to the

Merger may be subject to U.S. withholding tax with respect to any cash received.

Holders of Penn Virginia Common Stock should read the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers” beginning on page 185 for a more complete discussion of the U.S. federal income tax consequences of the Integrated Mergers. Tax matters can be complicated, and the tax consequences to a particular holder will depend on such holder’s particular facts and circumstances. Penn Virginia shareholders should consult their tax advisors to determine the specific consequences to them of the Integrated Mergers.

Litigation Relating to the Merger (page 141)

As of the date of this registration statement, there are no pending legal proceedings relating to the Merger against Denbury or Penn Virginia.

For additional information, see the section entitled “The Merger—Litigation Relating to the Merger” beginning on page 141.

Comparison of Stockholders’ Rights (page 201)

The rights of Penn Virginia shareholders who receive shares of Denbury Common Stock in the Merger will be governed by the Denbury certificate of incorporation, as amended by the Denbury Charter Amendment, the

Denbury bylaws and the Delaware General Corporation Law (“DGCL”), rather than by the Second Amended and Restated Articles of Incorporation of Penn Virginia (which we refer to as the “Penn Virginia articles of incorporation”), the Penn Virginia bylaws and the VSCA. As a result, Penn Virginia shareholders will have different rights once they become Denbury stockholders due to the differences in the organizational documents of Penn Virginia and Denbury. The key differences are described in the section entitled “Comparison of Stockholders’ Rights” beginning on page 201.

Listing of Denbury Common Stock; Delisting and Deregistration of Penn Virginia Common Stock (page 140)

If the Merger is completed, the shares of Denbury Common Stock to be issued in the Merger will be listed for trading on the NYSE, shares of Penn Virginia Common Stock will be delisted from the NASDAQ and deregistered under the Exchange Act, and Penn Virginia will no longer be required to file periodic reports with the SEC pursuant to the Exchange Act.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF DENBURY

The following table presents selected historical consolidated financial data for Denbury (1) as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 and (2) as of and for the nine months ended September 30, 2018 and 2017. The selected consolidated financial data for each of the years ended December 31, 2017, 2016 and 2015, and as of December 31, 2017 and 2016 have been derived from Denbury’s selected financial data and audited consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which is incorporated by reference herein in its entirety. The selected historical consolidated financial data for each of the years ended December 31, 2014 and 2013, and as of December 31, 2015, 2014 and 2013 have been derived from Denbury’s selected financial data and audited consolidated financial statements for such years, which have not been incorporated by reference herein. The selected historical consolidated financial data for the nine months ended September 30, 2018 and 2017 and as of September 30, 2018 have been derived from Denbury’s unaudited consolidated financial data included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, which is incorporated by reference herein in its entirety. This selected balance sheet data as of September 30, 2017 has been derived from Denbury’s unaudited consolidated financial statements as of September 30, 2017, which have not been incorporated by reference herein.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end, and the results of operations for the interim periods presented herein are not necessarily indicative of results to be expected for the year. In management’s opinion, the accompanying unaudited historical consolidated financial data include all adjustments of a normal recurring nature necessary for a fair statement of Denbury’s consolidated financial position as of September 30, 2018 and 2017, and its consolidated results of operations and cash flows for the nine months ended September 30, 2018 and 2017.

The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Denbury, nor does it include the effects of the Merger. This summary should be read together with the other information contained in Denbury’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 221.

	Unaudited Nine Months Ended September 30,		Year Ended December 31,
In thousands, except per share data	2018	2017	2017	2016	2015	2014	2013
Consolidated statements of operations data
Revenues and other income
Oil, natural gas, and related product sales	$1,095,214	$776,088	$1,089,666	$935,751	$1,213,026	$2,372,473	$2,466,234
CO2 sales and transportation fees	22,416	18,533	26,182	24,816	30,626	44,643	27,950
Other income	17,640	8,576	13,938	15,029	13,908	18,089	22,943

Total revenues and other income	1,135,270	803,197	1,129,786	975,596	1,257,560	2,435,205	2,517,127

Expenses
Lease operating expenses	361,267	342,926	447,799	414,937	515,043	647,559	730,574
Marketing and plant operating expenses	36,400	39,758	51,820	57,454	55,746	64,379	49,246
CO2 discovery and operating expenses	1,670	2,452	3,099	3,374	4,557	25,222	16,916
Taxes other than income	81,897	62,848	87,207	77,892	109,992	169,701	176,231
General and administrative expenses	61,223	81,303	101,806	109,926	144,564	158,343	145,211
Interest, net of amounts capitalized (a)	51,974	75,785	99,263	125,145	159,268	183,003	140,709
Depletion, depreciation, and amortization	156,711	154,448	207,713	846,043	531,660	592,972	509,943
Commodity derivatives expense (income)	189,601	(9,712)	77,576	127,944	(147,999)	(555,255)	41,024
Loss (gain) on debt extinguishment	—	—	—	(115,095)	—	113,908	44,651
Write-down of oil and natural gas properties	—	—	—	810,921	4,939,600	—	—
Impairment of goodwill	—	—	—	—	1,261,512	—	—
Other expenses	7,241	—	7,003	37,402	9,599	12,816	20,242

Total expenses	947,984	749,808	1,083,286	2,495,943	7,583,542	1,412,648	1,874,747

Income (loss) before income taxes	187,286	53,389	46,500	(1,520,347)	(6,325,982)	1,022,557	642,380
Income tax provision (benefit)	39,067	17,018	(116,652)	(544,170)	(1,940,534)	387,066	232,783

Net income (loss)	$148,219	$36,371	$163,152	$(976,177)	$(4,385,448)	$635,491	$409,597

Net income (loss) per common share
Basic	$0.35	$0.09	$0.42	$(2.61)	$(12.57)	$1.82	$1.12
Diluted	0.33	0.09	0.41	(2.61)	(12.57)	1.81	1.11
Dividends declared per common share	—	—	—	—	0.1875	0.25	—
Consolidated statements of cash flows data
Cash provided by (used in)
Operating activities	$393,530	$142,859	$267,143	$219,223	$864,304	$1,222,825	$1,361,195
Investing activities (b)	(216,732)	(293,811)	(357,304)	(205,417)	(550,185)	(1,076,755)	(1,275,309)
Financing activities	(109,807)	149,600	88,613	(15,012)	(334,460)	(135,104)	(172,210)

(a)

Denbury’s capitalized interest was $26.8 million and $22.2 million for the nine months ended September 30, 2018 and 2017, respectively, and $30.8 million, $26.0 million, $32.1 million, $24.2 million and $79.3 million for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively. Interest expense reflected in Denbury’s consolidated financial data is lower than the actual cash interest payments during certain periods, primarily due to the accounting for exchange transactions in accordance with Financial Accounting Standards Board Codification 470-60, Troubled Debt Restructuring by Debtors, whereby interest of $64.8 million and $37.8 million for the nine months ended September 30, 2018 and 2017, respectively, and $52.5 million and $32.1 million for the years ended December 31, 2017 and 2016, respectively, are not reflected as interest for financial reporting purposes.

(b)

For the years ended December 31, 2017, 2016, 2015, 2014 and 2013, cash provided by (used in) investing activities presented in this table does not reflect the adoption of Financial Accounting Standards Board Accounting Standards Update (“ASU”) 2016-18, Statement of Cash Flows (“ASU 2016-18”), whereby changes in restricted cash are now included in the consolidated statements of cash flows. Denbury adopted ASU 2016-18 effective January 1, 2018, which has been applied retrospectively for the nine months ended September 30, 2017.

	Unaudited September 30,		December 31,
In thousands	2018	2017	2017	2016	2015	2014	2013
Consolidated balance sheet data
Total assets	$4,644,017	$4,440,929	$4,471,299	$4,274,578	$5,885,533	$12,690,156	$11,698,406
Total long-term debt (c)	2,693,424	3,057,439	2,979,086	2,909,732	3,245,114	3,498,255	3,223,048
Stockholders’ equity	963,184	517,447	648,165	468,448	1,248,912	5,703,856	5,301,406

(c)

Total long-term debt reflected in Denbury’s consolidated financial data includes future interest payable of $190.4 million and $153.2 million as of September 30, 2018 and 2017, respectively, and $241.5 million and $178.5 million as of December 31, 2017 and 2016, respectively.

The following table sets forth certain historical information with respect to Denbury’s estimated oil and natural gas reserves and other data as of the dates indicated. The estimates of Denbury’s net proved oil and natural gas reserves presented below were prepared by DeGolyer and MacNaughton, an independent petroleum engineering firm located in Dallas, Texas. Estimates of reserves were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices on the first day of each month within the applicable fiscal 12-month period in accordance with rules and regulations of the SEC. Our oil and natural gas reserve estimates do not include any value for probable or possible reserves that may exist. The reserve estimates represent our net revenue interest in our properties. The estimates of proved CO2 reserves presented below were also prepared by DeGolyer and MacNaughton.

The following information should be read in conjunction with the information contained in Denbury’s 2017 consolidated financial statements and notes related thereto included in its Annual Report on Form 10-K for the year ended December 31, 2017, incorporated herein by reference.

	Unaudited December 31,
	2017	2016	2015	2014	2013
Summary oil and natural gas reserves data
Estimated proved reserves
Oil (MBbls)	252,625	247,103	282,250	362,335	386,659
Natural gas (MMcf)	42,721	44,315	38,305	452,402	489,954
Oil equivalent (MBOE)	259,745	254,489	288,634	437,735	468,318
Percentage of total MBOE
Proved developed producing	75%	69%	68%	57%	55%
Proved developed non-producing	13%	13%	11%	20%	7%
Proved undeveloped	12%	18%	21%	23%	38%
Representative oil and natural gas prices (a)
Oil—NYMEX	$51.34	$42.75	$50.28	$94.99	$96.94
Natural gas—Henry Hub	2.98	2.55	2.63	4.30	3.67
Present values (thousands) (b)
Discounted estimated future net cash flow before income taxes (“PV-10 Value”) (c)	$2,533,798	$1,541,684	$2,318,555	$8,748,069	$10,633,783
Standardized measure of discounted estimated future net cash flow after income taxes (“Standardized Measure”)	2,232,429	1,399,217	1,890,124	5,908,128	7,128,744
Summary non-hydrocarbon reserves data
Estimated proved carbon dioxide reserves
Gulf Coast region (MMcf) (d)	5,164,741	5,332,576	5,501,175	5,697,642	6,070,619
Rocky Mountain region (MMcf) (e)	1,187,787	1,214,428	1,237,603	3,035,286	3,272,428

(a)

The reference prices were based on the arithmetic average of the first-day-of-the-month NYMEX commodity prices for each month during the respective year. These prices do not reflect adjustments for market differentials by field that are utilized in the preparation of our reserve report to arrive at the appropriate net price we receive.

(b)

Determined based on the average first-day-of-the-month prices for each month, adjusted to prices received by field in accordance with standards set forth in the Financial Accounting Standards Board Codification (“FASC”).

(c)

PV-10 Value is a non-GAAP measure and is different from the Standardized Measure in that PV-10 Value is a pre-tax number and the Standardized Measure is an after-tax number. The information used to calculate PV-10 Value is derived directly from data determined in accordance with FASC Topic 932, Extractive Industries—Oil and Gas. The difference between these two amounts, the discounted estimated future income tax, was $301.4 million at December 31, 2017; $142.5 million at December 31, 2016; $428.4 million at December 31, 2015; $2.84 billion at December 31, 2014; and $3.51 billion at December 31, 2013. We believe that PV-10 Value is a useful supplemental disclosure to the Standardized Measure because the Standardized Measure can be impacted by a company’s unique tax situation, and it is not practical to calculate the Standardized Measure on a property-by-property basis. Because of this, PV-10 Value is a widely used measure within the industry and is commonly used by securities analysts, banks and credit rating agencies to evaluate the estimated future net cash flows from proved reserves on a comparative basis across companies or specific properties. PV-10 Value is commonly used by us and others in our industry to evaluate properties that are bought and sold, to assess the potential return on investment in our oil and natural gas properties, and to perform our impairment testing of oil and natural gas properties. PV-10 Value is not a measure of financial or operating performance under GAAP, nor should it be considered in isolation or as a substitute for the Standardized Measure. Our PV-10 Value and the Standardized Measure do not purport to represent the fair value of our oil and natural gas reserves.

(d)

Proved CO2 reserves in the Gulf Coast region consist of reserves from our reservoirs at Jackson Dome and are presented on a gross or 8/8ths working interest basis, of which our net revenue interest was approximately 4.1 Tcf, 4.2 Tcf, 4.4 Tcf, 4.5 Tcf and 4.8 Tcf at December 31, 2017, 2016, 2015, 2014 and 2013, respectively, and include reserves dedicated to volumetric production payments of 7.6 Bcf, 12.3 Bcf, 25.3 Bcf, 9.3 Bcf and 28.9 Bcf at December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

(e)

Proved CO2 reserves in the Rocky Mountain region consist of our overriding royalty interest in LaBarge Field and our reserves at Riley Ridge (presented on a gross (8/8ths) basis), of which our net revenue interest was approximately 1.2 Tcf, 1.2 Tcf, 1.2 Tcf, 2.6 Tcf and 2.9 Tcf at December 31, 2017, 2016, 2015, 2014 and 2013, respectively. As of December 31, 2015, Riley Ridge CO2 reserves were reclassified and are no longer considered proved reserves primarily as a result of the decline in average first-day-of-the-month natural gas prices utilized in preparing our December 31, 2015 reserve report.

The following table sets forth certain historical information with respect to Denbury’s production and other data for the periods indicated, and should be read in conjunction with the information contained in Denbury’s consolidated financial statements and notes thereto in Denbury’s Annual Report on Form 10-K for the year ended December 31, 2017 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, which are incorporated by reference in this document.

	Unaudited Nine Months Ended September 30,		Unaudited Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Summary operating data
Average daily production volumes (a)
Oil (Bbls)	58,621	58,182	58,410	61,440	69,165	70,606	66,286
Natural gas (Mcf)	11,275	10,985	11,329	15,378	22,172	22,955	23,742
BOE (6:1)	60,500	60,013	60,298	64,003	72,861	74,432	70,243
Unit sales price—excluding impact of derivative settlements
Oil (per Bbl)	$67.99	$48.41	$50.64	$41.12	$47.30	$90.74	$100.67
Natural gas (per Mcf)	2.34	2.39	2.41	1.98	2.35	4.07	3.53
Unit sales price—including impact of derivative settlements
Oil (per Bbl)	$58.63	$45.98	$48.40	$44.86	$67.41	$90.82	$100.64
Natural gas (per Mcf)	2.34	2.39	2.41	1.98	2.83	3.99	3.53
Costs per BOE
Lease operating expenses	$21.87	$20.93	$20.35	$17.71	$19.37	$23.84	$28.50
Taxes other than income	4.96	3.82	3.96	3.33	4.13	6.25	6.87
General and administrative expenses	3.71	4.96	4.63	4.69	5.44	5.83	5.66
Depletion, depreciation, and amortization (b)	9.49	9.43	9.44	36.12	19.99	21.83	19.89

(a)

Includes production related to non-core assets in the Williston Basin of North Dakota and Montana sold during 2016, production from Lockhart Crossing Field sold in the third quarter of 2018, plus other minor asset sales, which production totaled 420 BOE/d and 575 BOE/d during the nine months ended September 30, 2018 and 2017, respectively, and 549 BOE/d, 1,806 BOE/d, 3,033 BOE/d, 3,200 BOE/d and 3,531 BOE/d for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

(b)

Depletion, depreciation, and amortization during the year ended December 31, 2016 includes an accelerated depreciation charge of $591.0 million, or $25.23 per BOE, associated with the Riley Ridge gas processing facility and related assets.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PENN VIRGINIA

The following table sets forth Penn Virginia’s selected consolidated historical financial information that has been derived from Penn Virginia’s consolidated financial statements (1) as of and for the year ended December 31, 2017, for the period from September 13, 2016 through December 31, 2016 and as of December 31, 2016 (Successor), (2) as of and for the period from January 1, 2016 through September 12, 2016, as of September 12, 2016 and as of and for the years ended December 31, 2015, 2014 and 2013 (Predecessor) and (3) as of and for the nine months ended September 30, 2018 and 2017. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Penn Virginia nor does it include the effects of the Merger. The selected consolidated financial data for the year ended December 31, 2017, the period from September 13, 2016 through December 31, 2016, the period from January 1, 2016 through September 12, 2016 and the year ended December 31, 2015 and as of December 31, 2017 and 2016 have been derived from Penn Virginia’s selected financial data and audited consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which is incorporated by reference herein in its entirety. The historical consolidated financial data for each of the years ended December 31, 2014 and 2013, and as of September 12, 2016, December 31, 2015, 2014 and 2013 have been derived from Penn Virginia’s selected financial data and audited consolidated financial statements for such years, which have not been incorporated by reference herein. The selected historical consolidated financial data for the nine months ended September 30, 2018 and 2017 and as of September 30, 2018 have been derived from Penn Virginia’s unaudited consolidated financial data included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, which is incorporated by reference herein in its entirety. This selected balance sheet data as of September 30, 2017 has been derived from Penn Virginia’s unaudited consolidated financial statements as of September 30, 2017, which have not been incorporated by reference herein.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end, and the results of operations for the interim periods presented herein are not necessarily indicative of results to be expected for the year. In management’s opinion, the accompanying unaudited historical consolidated financial data include all adjustments of a normal recurring nature necessary for a fair statement of Penn Virginia’s consolidated financial position as of September 30, 2018 and 2017, and its consolidated results of operations and cash flows for the nine months ended September 30, 2018 and 2017.

The consolidated historical financial information presented below reflect Penn Virginia’s emergence from bankruptcy proceedings and fresh start accounting following relief under Chapter 11 of Title 11 of the United States Bankruptcy Code. On August 11, 2016, the United States Bankruptcy Court for the Eastern District of Virginia confirmed Penn Virginia’s Second Amended Joint Chapter 11 Plan of Reorganization of Penn Virginia Corporation and its Debtor Affiliates, and subsequently emerged from bankruptcy on September 12, 2016, or the Effective Date. Upon the Effective Date, Penn Virginia adopted and applied the relevant guidance with respect to the accounting and financial reporting for entities that have emerged from bankruptcy proceedings, or Fresh Start Accounting. The adoption of Fresh Start Accounting resulted in a new reporting entity, the Successor, for financial reporting purposes. The reorganized company is referred to below as the “Successor” for periods subsequent to September 12, 2016, and the “Predecessor” for periods prior to September 13, 2016.

The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Penn Virginia, nor does it include the effects of the Merger. This summary should be read together with the other information contained in Penn Virginia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 221.

	Successor				Predecessor
	Unaudited Nine Months Ended September 30,		Year Ended December 31,	September 13, Through December 31,	January 1, Through September 12,	Year Ended December 31,
In thousands, except per share data	2018	2017	2017	2016	2016	2015	2014	2013
Consolidated statements of operations data
Revenues
Crude oil	$290,033	$92,387	$140,886	$33,157	$81,377	$220,596	$420,286	$347,407
Natural gas liquids	14,455	6,738	10,066	2,707	6,064	16,905	34,552	30,748
Natural gas	10,470	6,200	8,517	2,790	6,208	25,479	58,044	52,538
Gain (loss) on sales of assets, net	81	(60)	(36)	(49)	1,261	41,335	120,769	(266)
Other revenues, net	937	462	621	398	(600)	983	3,122	1,041

Total revenues	315,976	105,727	160,054	39,003	94,310	305,298	636,773	431,468

Operating expenses
Lease operating	25,924	15,540	21,784	5,331	15,626	42,428	48,298	35,461
Gathering, processing and transportation	12,861	7,505	10,734	3,043	13,235	23,815	18,294	12,839
Production and ad valorem taxes	17,039	5,766	8,814	2,498	3,490	16,282	27,990	22,404
General and administrative	17,948	14,741	18,201	5,066	38,956	43,263	48,940	53,671
Exploration	—	—	—	—	10,288	12,583	17,063	20,994
Depreciation, depletion and amortization	88,370	31,545	48,649	11,652	33,582	334,479	300,299	245,594
Impairments	—	—	—	—	—	1,397,424	791,809	132,224

Total operating expenses	162,142	75,097	108,182	27,590	115,177	1,870,274	1,252,693	523,187

Operating income (loss)	153,834	30,630	51,872	11,413	(20,867)	(1,564,976)	(615,920)	(91,719)
Other income (expense)
Interest expense, net of amounts capitalized (a)	(18,073)	(3,014)	(6,392)	(879)	(58,018)	(90,951)	(88,831)	(78,841)
Loss on extinguishment of debt	—	—	—	—	—	—	—	(29,174)
Derivatives	(111,725)	15,802	(17,819)	(16,622)	(8,333)	71,247	162,212	(20,852)
Other, net	167	45	58	792	(3,173)	(3,652)	1,269	(180)
Reorganization items, net	—	—	—	—	1,144,993	—	—	—

Income (loss) before income taxes	24,203	43,463	27,719	(5,296)	1,054,602	(1,588,332)	(541,270)	(220,766)
Income tax benefit (expense)	(153)	—	4,943	—	—	5,371	131,678	77,696

Net income (loss)	24,050	43,463	32,662	(5,296)	1,054,602	(1,582,961)	(409,592)	(143,070)
Preferred stock dividends	—	—	—	—	(5,972)	(22,789)	(17,148)	(6,900)
Induced conversion of preferred stock	—	—	—	—	—	—	(4,256)	—

Net income (loss) attributable to common shareholders	$24,050	$43,463	$32,662	$(5,296)	$1,048,630	$(1,605,750)	$(430,996)	$(149,970)

Net income (loss) per common share
Basic	$1.60	$2.90	$2.18	$(0.35)	$11.91	$(21.81)	$(6.26)	$(2.41)
Diluted	1.57	2.89	2.17	(0.35)	8.50	(21.81)	(6.26)	(2.41)
Dividends declared per common share	—	—	—	—	—	—	—	—

(a)

Penn Virginia’s capitalized interest was $7.1 million and $0.1 million for the nine months ended September 30, 2018 and 2017, respectively, $2.7 million for the year ended December 31, 2017, $0.03 million for the period from September 13, 2016 through

December 31, 2016, $0.2 million for the period from January 1, 2016 through September 12, 2016, and $6.3 million, $7.2 million and $5.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

	Successor				Predecessor
	Unaudited Nine Months Ended September 30,		Year Ended December 31,	September 13, Through December 31,	January 1, Through September 12,	Year Ended December 31,
In thousands	2018	2017	2017	2016	2016	2015	2014	2013
Consolidated statements of cash flows data
Cash provided by (used in)
Operating activities	$192,905	$50,294	$81,710	$30,774	$30,247	$169,303	$282,724	$261,512
Investing activities	(400,657)	(268,006)	(315,667)	(4,916)	(13,949)	(279,655)	(426,494)	(884,951)
Financing activities	204,746	218,438	238,213	(50,511)	3,161	116,055	126,548	629,263

	Successor				Predecessor
	Unaudited September 30,		December 31,		September 12,	December 31,
In thousands	2018	2017	2017	2016	2016	2015	2014	2013
Consolidated balance sheet data
Total assets	$953,636	$562,241	$629,597	$291,686	$333,974	$517,725	$2,201,810	$2,472,830
Total long-term debt	472,344	245,055	265,267	25,000	75,350	1,224,383	1,085,429	1,252,808
Stockholders’ equity	245,908	231,762	221,639	185,548	190,895	(915,121)	675,817	788,804

The following table sets forth certain historical information with respect to Penn Virginia’s estimated oil and natural gas reserves and other data as of the dates indicated. The estimates of Penn Virginia’s net proved oil and natural gas reserves presented below were prepared by DeGolyer and MacNaughton, an independent petroleum engineering firm located in Dallas, Texas for the years ended December 31, 2017, 2016 and 2015 and were prepared by Wright & Company, Inc., an independent petroleum engineering firm located in Brentwood, Tennessee for the years ended December 31, 2014 and 2013. Estimates of reserves were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices on the first day of each month within the applicable fiscal 12-month period in accordance with rules and regulations of the SEC. Penn Virginia’s oil and natural gas reserve estimates do not include any value for probable or possible reserves that may exist. The reserve estimates represent Penn Virginia’s net revenue interest in its properties.

The following information should be read in conjunction with the information contained in Penn Virginia’s consolidated financial statements and notes related thereto included in its Annual Report on Form 10-K for the year ended December 31, 2017, incorporated herein by reference.

	Successor (Unaudited)		Predecessor (Unaudited)
	December 31,		December 31,
	2017	2016	2015	2014	2013
Summary oil and natural gas reserves data
Estimated proved reserves
Oil (MMBbls)	55.8	36.6	29.5	69.0	60.7
Natural gas liquids (MMBbls)	8.9	6.8	7.2	19.2	21.9
Natural gas (Bcf)	47.3	36.7	42.2	159.2	322.1
Oil equivalent (MMBOE)	72.6	49.5	43.7	114.8	136.3
Percentage of total MBOE
Proved developed producing	44%	52%	73%	37%	37%
Proved developed non-producing	—%	1%	2%	3%	3%
Proved undeveloped	56%	47%	25%	60%	60%
Representative oil and natural gas prices (a)
Oil—NYMEX	$51.34	$42.75	$50.28	$94.99	$96.78
Natural gas—Henry Hub	2.98	2.48	2.59	4.35	3.67
Present values (millions) (b)
Discounted estimated future net cash flow before income taxes (PV-10 Value) (c)	$609.0	$317.5	$323.3	$1,472.5	$1,716.6
Standardized measure of discounted estimated future net cash flow after income taxes (“Standardized Measure”)	590.5	317.5	323.3	1,182.4	1,263.8

(a)

The reference prices were based on the arithmetic average of the first-day-of-the-month NYMEX commodity prices for each month during the respective year. These prices do not reflect adjustments for market differentials by field that are utilized in the preparation of our reserve report to arrive at the appropriate net price we receive.

(b)

Determined based on the average first-day-of-the-month prices for each month, adjusted to prices received by field in accordance with standards set forth in the Financial Accounting Standards Board Codification (“FASC”).

(c)

PV-10 Value is a non-GAAP measure and is different from the Standardized Measure in that PV-10 Value is a pre-tax number and the Standardized Measure is an after-tax number. The information used to calculate PV-10 Value is derived directly from data determined in accordance with FASC Topic 932, Extractive Industries—Oil and Gas. The difference between these two amounts, the discounted estimated future income tax, was $18.5 million at December 31, 2017; $290.1 million at December 31, 2014; and $452.8 million at December 31, 2013. The Standardized Measures for 2016 and 2015 did not include any income tax effect; thus, PV-10 and Standardized Measure are equivalent as of those dates. We believe that PV-10 Value is a useful supplemental disclosure to the Standardized Measure because the Standardized Measure can be impacted by a company’s unique tax situation, and it is not practical to calculate the Standardized Measure on a property-by-property basis. Because of this, PV-10 Value is a widely used measure within the industry and is commonly used by securities analysts, banks and credit rating agencies to evaluate the estimated future net cash flows from proved reserves on a comparative basis across companies or specific properties. PV-10 Value is commonly used by us and others in our industry to evaluate properties that are bought and sold, to assess the potential return on investment in our oil and natural gas properties, and to perform our impairment testing of oil and natural gas properties. PV-10 Value is not a measure of financial or operating performance under GAAP, nor should it be considered in isolation or as a substitute for the Standardized Measure. Our PV-10 Value and the Standardized Measure do not purport to represent the fair value of our oil and natural gas reserves.

The following table sets forth certain historical information with respect to Penn Virginia’s production and other data for the periods indicated, and should be read in conjunction with the information contained in Penn Virginia’s consolidated financial statements and notes thereto in Penn Virginia’s Annual Report on Form 10-K for the year ended December 31, 2017 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, which are incorporated by reference in this document.

	Successor (Unaudited)				Predecessor (Unaudited)
	Nine Months Ended September 30,		Year Ended December 31,	September 13, Through December 31,	January 1, Through September 12,	Year Ended December 31,
	2018	2017	2017	2016	2016	2015	2014	2013
Summary operating data
Average daily production volumes (a)
Oil (Bbls)	15,599	7,032	7,573	6,463	9,028	13,523	12,723	9,412
Natural gas liquids (Bbls)	2,565	1,373	1,432	1,491	2,082	3,893	3,040	2,692
Natural gas (MMcf)	14	8	8	9	11	29	36	40
BOE (6:1)	20,444	9,683	10,353	9,454	13,081	22,323	21,738	18,696
Unit sales price—excluding impact of derivative settlements
Oil (per Bbl)	$68.10	$48.12	$50.96	$46.63	$35.21	$44.81	$90.50	$101.13
Natural gas liquids (per Bbl)	20.64	17.98	19.25	16.51	11.37	12.24	31.14	31.30
Natural gas (per Mcf)	2.80	2.96	2.89	2.81	2.06	2.62	4.44	3.64
Unit sales price—including impact of derivative settlements
Oil (per Bbl)	$59.84	$47.25	$49.69	$47.17	$55.98	$72.74	$89.17	$100.38
Natural gas liquids (per Bbl)	20.64	17.98	19.25	16.51	11.37	12.24	31.14	31.30
Natural gas (per Mcf)	2.80	2.96	2.89	2.81	2.06	2.69	4.34	3.75
Costs per BOE
Lease operating	$4.65	$5.88	$5.76	$5.13	$4.67	$5.36	$6.09	$5.20
Gathering, processing and transportation	2.30	2.84	2.84	2.93	3.96	3.01	2.31	1.88
Production and ad valorem taxes	3.05	2.18	2.33	2.40	1.04	2.06	3.53	3.28
General and administrative	3.22	5.58	4.83	4.90	11.64	5.47	6.18	7.91
Depreciation, depletion and amortization	15.83	11.93	12.87	11.21	10.04	42.22	37.85	35.99

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma combined financial information is compressed for illustrative purposes and does not include the pro forma adjustment columns and corresponding notes contained in the full unaudited pro forma combined financial information beginning on page 189 of this joint proxy statement/prospectus.

The following tables set forth Denbury’s pro forma combined financial information to give effect to the Merger and related financing transactions. The unaudited pro forma combined statements of operations data assume the Merger and related financing transactions occurred on January 1, 2017 and the unaudited pro forma combined balance sheet data assumes the Merger and related financing transactions occurred on September 30, 2018.

This unaudited pro forma combined financial data is not necessarily indicative of the results of operations or the financial position that would have occurred had the Merger been consummated on the assumed dates nor is it necessarily indicative of future results of operations or financial position. The pro forma combined financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical financial statements and related notes of Denbury and Penn Virginia incorporated by reference in this document and the pro forma combined financial information provided in the section “Unaudited Pro Forma Combined Financial Statements” beginning on page 189 of this joint proxy statement/prospectus.

In thousands, except per-share data	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Unaudited Pro Forma Combined Statement of Operations Data:
Total revenues and other income	$1,451,413	$1,289,959
Net income	132,367	109,545
Net income per common share
Basic	$0.21	$0.19
Diluted	$0.20	$0.19

In thousands	September 30, 2018
Unaudited Pro Forma Combined Balance Sheet Data:
Cash and cash equivalents	$—
Total assets	6,125,487
Long-term debt	3,540,952
Stockholders’ equity	1,342,592

SUMMARY PRO FORMA COMBINED OIL AND NATURAL GAS RESERVE DATA

The following tables set forth summary pro forma information with respect to Denbury’s and Penn Virginia’s pro forma combined estimated net proved and proved developed oil and natural gas reserves and the standardized measure of discounted future net cash flows as of December 31, 2017. This pro forma information gives effect to the Merger as if it occurred on January 1, 2017. The Denbury and Penn Virginia oil and natural gas reserve data presented below was derived from each company’s 2017 Annual Report on Form 10-K, which are incorporated by reference in this joint proxy statement/prospectus. Future exploration, exploitation and development expenditures, as well as future commodity prices and service costs, will affect the reserve volumes attributable to the acquired properties and the standardized measure of discounted future net cash flows.

Estimated Quantities of Oil and Natural Gas Reserves as of

December 31, 2017

	Denbury Historical	Penn Virginia Historical	Denbury Pro Forma Combined
Estimated Proved Reserves
Oil (MBbls)	252,625	55,829	317,318
NGLs (MBbls) (a)		8,864
Natural gas (MMcf)	42,721	47,267	89,988
Oil equivalent (MBOE)	259,745	72,572	332,317
Estimated Proved Developed Reserves
Oil (MBbls)	222,531	22,412	249,825
NGLs (MBbls)		4,882
Natural gas (MMcf)	42,435	27,229	69,664
Oil equivalent (MBOE)	229,603	31,832	261,435

(a)	For the purposes of the pro forma combined information, Penn Virginia’s NGLs have been combined with oil reserves to conform to Denbury’s two-stream presentation.

Standardized Measure of Discounted Future Net Cash Flows as of

December 31, 2017

In thousands	Denbury Historical	Penn Virginia Historical	Denbury Pro Forma Combined
Future cash inflows	$12,421,620	$3,091,366	$15,512,986
Future production costs	(6,623,563)	(1,069,910)	(7,693,473)
Future development costs	(1,433,900)	(689,998)	(2,123,898)
Future income taxes	(528,767)	(84,350)	(613,117)

Future net cash flows	3,835,390	1,247,108	5,082,498
10% annual discount for estimated timing of cash flows	(1,602,961)	(656,624)	(2,259,585)

Standardized measure of discounted future net cash flows	$2,232,429	$590,484	$2,822,913

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table presents Denbury’s and Penn Virginia’s historical and pro forma per share data for the year ended December 31, 2017 and as of and for the nine months ended September 30, 2018. The pro forma per share data for the year ended December 31, 2017 and as of and for the nine months ended September 30, 2018 is presented as if the Merger had been completed on January 1, 2017, assuming that for the equity portion of the Merger Consideration 12.4 shares of Denbury Common Stock will be issued for each share of Penn Virginia Common Stock. Except for the historical information for the year ended December 31, 2017, the information provided in the table below is unaudited. This information should be read together with the historical consolidated financial statements and related notes of Denbury and Penn Virginia, filed by each with the SEC, and incorporated by reference in this joint proxy statement/prospectus, and with the unaudited pro forma combined financial statements included in the section entitled “Unaudited Pro Forma Combined Financial Statements” beginning on page 189.

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Historical—Denbury
Net Income (Loss) Per Share:
Basic	$0.35	$0.42
Diluted	0.33	0.41
Cash dividends (1)	—	—
Net Book Value Per Share	2.08	1.61
Historical—Penn Virginia
Net Income (Loss) Per Share:
Basic	$1.60	$2.18
Diluted	1.57	2.17
Cash dividends (2)	—	—
Net Book Value Per Share	16.31	14.76
Pro Forma Combined (Unaudited)
Net Income (Loss) Per Share:
Basic	$0.21	$0.19
Diluted	0.20	0.19
Net Book Value Per Share	2.05	N/A
Equivalent Pro Forma (3)
Net Income (Loss) Per Share
Basic	$2.66	$2.33
Diluted	2.53	2.31
Net Book Value Per Share	25.45	N/A

(1)	Denbury is not currently paying dividends on its common stock and does not anticipate paying cash dividends on its common stock in the foreseeable future.
(2)	Penn Virginia is not currently paying dividends on its common stock and does not anticipate paying cash dividends on its common stock in the foreseeable future.
(3)	Equivalent pro forma amounts are calculated by multiplying pro forma amounts by the exchange ratio attributable to the equity portion of the Merger Consideration.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Denbury and Penn Virginia Historical Market Price and Dividend Information

Denbury’s common stock is listed on the New York Stock Exchange under the symbol “DNR.” Penn Virginia’s common stock is listed on the Nasdaq under the symbol “PVAC.” The following table sets forth the high and low closing prices per share of Denbury’s common stock on the New York Stock Exchange and Penn Virginia Common Stock on the Nasdaq for the periods indicated, in each case rounded to the nearest whole cent. The trading prices of Penn Virginia Common Stock do not reflect prices under Penn Virginia’s formerly traded symbol “PVA” prior to emergence from Chapter 11 proceedings in late 2016. On November 15, 2016, Penn Virginia was listed on the OTCQX Premier Market under the symbol “PVAC,” and on December 28, 2016, Penn Virginia began trading on the Nasdaq under the symbol “PVAC.” Prior to such time, there was no established trading market for Penn Virginia’s common stock. You are urged to obtain current market quotations before making any decision with respect to the Merger.

	Denbury Common Stock			Penn Virginia Common Stock
	High	Low	Dividend	High	Low	Dividend
2016
First Quarter	$3.66	$0.95	—	N/A	N/A	—
Second Quarter	4.68	2.01	—	N/A	N/A	—
Third Quarter	3.67	2.62	—	N/A	N/A	—
Fourth Quarter (1)	4.03	2.39	—	$49.00	$36.99	—
2017
First Quarter	$3.88	$2.21	—	$57.90	$42.70	—
Second Quarter	2.53	1.30	—	48.83	32.61	—
Third Quarter	1.67	0.96	—	40.50	35.87	—
Fourth Quarter	2.21	1.07	—	42.16	33.39	—
2018
First Quarter	$2.82	$1.84	—	$47.14	$34.53	—
Second Quarter	4.88	2.55	—	84.89	33.96	—
Third Quarter	6.21	4.19	—	93.62	73.44	—
Fourth Quarter (through December 12, 2018)	6.61	2.08	—	85.57	54.84	—

(1)

Prices for Penn Virginia Common Stock represent the period from November 15, 2016, the date the entity began trading under the symbol “PVAC,” to December 31, 2016. Prior to such time, there was no established trading market for Penn Virginia’s common stock.

Comparison of Denbury and Penn Virginia Market Prices and Implied Share Value of the Mixed Election Consideration

The following table sets forth the closing sale price per share of Denbury Common Stock and Penn Virginia Common Stock as reported on the NYSE and NASDAQ, respectively, on October 26, 2018, the last trading day prior to the public announcement of the Merger, and on [•], the last practicable trading day prior to the mailing of this joint proxy statement/prospectus. The table also shows the estimated implied value of the Mixed Election Consideration proposed for each share of Penn Virginia Common Stock as of the same two dates. This implied value was calculated by multiplying the closing price of a share of Denbury Common Stock on the relevant date by the exchange ratio for the Mixed Election Consideration of 12.4 shares of Denbury Common Stock per share of Penn Virginia Common Stock, plus $25.86 in cash, for each issued and outstanding share of Penn Virginia Common Stock.

	Denbury Closing Price	Penn Virginia Closing Price	Implied Per Share Value of Merger Consideration
October 26, 2018	$4.35	$67.39	$79.80
[●], 20[●]	[●]	[●]	[●]

Denbury stockholders and Penn Virginia shareholders are encouraged to obtain current market quotations for Denbury Common Stock and Penn Virginia Common Stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference herein. The market value of shares of Denbury Common Stock has declined since the last trading day prior to the public announcement of the Merger, and may decline or fluctuate before or after the effective date of the Merger as a result of a variety of factors, including general market and economic conditions, changes in commodity prices, changes in Denbury’s businesses, operations and prospects and regulatory considerations. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 51, including the risk factor titled “Because the exchange ratio is fixed and because the market price of Denbury Common Stock may continue to fluctuate, Penn Virginia shareholders cannot be certain of the precise value of any Merger Consideration they may receive in the Merger.” No assurance can be given concerning the market price of Denbury Common Stock before or after the effective date of the Merger. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 221.

RISK FACTORS

In addition to the other information contained in or incorporated by reference herein, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 61, Penn Virginia shareholders should carefully consider the following risks before deciding how to vote with respect to the Penn Virginia Merger Proposal and Penn Virginia Non-Binding Compensation Advisory Proposal to be considered and voted on at the Penn Virginia special meeting, and Denbury stockholders should carefully consider the following risks before deciding how to vote with respect to the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal to be considered and voted on at the Denbury special meeting. Penn Virginia shareholders and Denbury stockholders should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference herein, particularly the risk factors contained in Denbury’s and Penn Virginia’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 221.

Because the exchange ratio is fixed and because the market price of Denbury Common Stock may continue to decline or fluctuate, Penn Virginia shareholders cannot be certain of the precise value of any Merger Consideration they may receive in the Merger.

Penn Virginia shareholders who either make a Stock Election, Mixed Election or no election or who make a Cash Election that is prorated, as described in the section entitled “The Merger—Proration and Adjustment Procedures” beginning on page 81 will receive Denbury Common Stock as part of the Merger Consideration. The market value of the Denbury Common Stock that such Penn Virginia shareholders will receive in the Merger will depend on the trading price of the Denbury Common Stock as of the effective time of the Merger. The exchange ratio that determines the number of shares of Denbury Common Stock that Penn Virginia shareholders will receive in the Merger is fixed. This means that there is no mechanism contained in the Merger Agreement that would adjust the number of shares of Denbury Common Stock that Penn Virginia shareholders will receive based on any change in the trading price of the Denbury Common Stock or Penn Virginia Common Stock.

If the Merger is completed, there will be a time lapse between each of the date on which the Merger Agreement was entered into, the date of this joint proxy statement/prospectus, the dates on which Penn Virginia shareholders vote to approve the Penn Virginia Merger Proposal at the Penn Virginia special meeting and Denbury stockholders vote to approve the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal at the Denbury special meeting, and the date on which Penn Virginia shareholders entitled to receive the Merger Consideration actually receive the Merger Consideration. The market value of shares of Denbury Common Stock has declined from $4.35 per share on the trade date immediately prior to the public announcement of the Merger to $2.17 per share on December 12, 2018. The market value may decline or fluctuate during and after these periods as a result of a variety of factors, including general market and economic conditions, prevailing and expected commodity prices, changes in Denbury’s businesses, operations and prospects and regulatory considerations. Such factors are difficult to predict and in many cases may be beyond the control of Denbury and Penn Virginia. For instance, the NYMEX-WTI oil price has declined from $67.04 per Bbl on October 29, 2018 to $46.24 per Bbl on December 18, 2018, and the NYMEX strip pricing with respect to future commodity prices for crude oil as of December 18, 2018 through 2022 is lower than the NYMEX strip pricing assumptions as of October 19, 2018 through 2022 reflected in the unaudited forecasted financial data used by Jefferies and Guggenheim in their respective financial analyses. Consequently, at the time Penn Virginia shareholders must decide whether to approve the Penn Virginia Merger Proposal, they will not know the actual market value of any Merger Consideration they will receive when the Merger is completed. The actual value of any Merger Consideration received by Penn Virginia shareholders at the completion of the Merger will depend on the market value of the shares of Denbury Common Stock at that time. This market value may be lower, possibly materially, than the market value of shares of Denbury Common Stock at the time the Merger Agreement was entered into or at any other time. Penn Virginia shareholders should obtain current stock quotations for shares of Denbury Common Stock before voting their shares of Penn Virginia Common Stock. For additional information about the Merger Consideration, see the sections entitled “The Merger—Consideration to Penn Virginia Shareholders,” “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” and “The Merger—Proration and Adjustment Procedures” beginning on pages 79, 144 and 81, respectively.

Penn Virginia shareholders may not receive the amount of cash consideration or stock consideration they elected to receive due to proration and adjustment, and therefore such shareholders may receive consideration having an aggregate value that is less than the aggregate value of the consideration they elected to receive.

Penn Virginia shareholders who make either a Cash Election, Stock Election or no election will be subject to proration if Penn Virginia shareholders, in the aggregate, elect to receive more or less cash consideration than the aggregate amount of $400 million cash consideration to be paid in the Merger. Accordingly, some of the consideration Penn Virginia shareholders receive in the Merger may differ from the type of consideration they elected to receive. The relative proportion of Denbury Common Stock and cash that a Penn Virginia shareholder receives in the Merger also may have an aggregate value that is higher or lower than the relative proportion of stock and cash that the Penn Virginia shareholder elected to receive. A discussion of the proration mechanism can be found under the heading “The Merger—Proration and Adjustment Procedures” beginning on page 81.

The market price of Denbury Common Stock will continue to fluctuate after the Merger.

Upon completion of the Merger, Penn Virginia shareholders who either make a Stock Election or Mixed Election or who make a Cash Election that is prorated as described in the section entitled “The Merger—Proration and Adjustment Procedures” beginning on page 81 will, and Penn Virginia shareholders who make no election may, become holders of shares of Denbury Common Stock. The market price of Denbury Common Stock may decline or fluctuate significantly following completion of the Merger, and holders of Penn Virginia Common Stock could lose some or all of the value of their investment in Denbury Common Stock. In addition, the stock market has experienced significant price and volume fluctuations in recent times which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, the Denbury Common Stock, regardless of Denbury’s actual operating performance.

Penn Virginia shareholders will have a reduced ownership and voting interest in the combined company after the Merger compared to their ownership in Penn Virginia and will exercise less influence over management.

Currently, Penn Virginia shareholders have the right to vote in the election of the Penn Virginia board and the power to approve or reject any matters requiring shareholder approval under Virginia law and the Penn Virginia articles of incorporation and bylaws. Upon completion of the Merger, each Penn Virginia shareholder who receives shares of Denbury Common Stock in the Merger will become a stockholder of Denbury with a percentage ownership of Denbury that is smaller than the Penn Virginia shareholder’s current percentage ownership of Penn Virginia. Based on the number of issued and outstanding shares of Denbury Common Stock and shares of Penn Virginia Common Stock as of December 11, 2018 and the exchange ratio of 12.4000 shares of Denbury Common Stock and $25.86 of cash for each share of Penn Virginia Common Stock, after the Merger Penn Virginia shareholders are expected to collectively own approximately 29% of the outstanding shares of Denbury Common Stock, without giving effect to any shares of Denbury Common Stock held by Penn Virginia shareholders prior to the completion of the Merger. Even if all former Penn Virginia shareholders voted together on all matters presented to Denbury stockholders from time to time, the former Penn Virginia shareholders would exercise significantly less influence over Denbury after the completion of the Merger relative to their influence over Penn Virginia prior to the completion of the Merger, and thus would have a less significant impact on the election of the Denbury board and the approval or rejection of future Denbury proposals submitted to a stockholder vote.

The Merger may not be completed and the Merger Agreement may be terminated in accordance with its terms.

The Merger is subject to a number of conditions that must be satisfied or waived prior to the completion of the Merger, which are described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 178. These conditions to the completion of the Merger may not be satisfied or waived in a timely manner or at all, and, accordingly, the Merger may be delayed or may not be completed.

In addition, if the Merger is not completed by April 30, 2019 either Denbury or Penn Virginia may choose not to proceed with the Merger, and the parties can mutually decide to terminate the Merger Agreement at any time, before or after stockholder and/or shareholder approval. In addition, Denbury and Penn Virginia may elect to terminate the Merger Agreement in certain other circumstances as further detailed in the section entitled “The Merger Agreement—Termination” beginning on page 180.

The Merger is subject to receipt of approvals from the Penn Virginia shareholders and the Denbury stockholders.

In order for the Merger to be completed, (i) the Penn Virginia Merger Proposal must be approved by the holders of more than two-thirds of the outstanding shares of Penn Virginia Common Stock entitled to vote on the proposal, (ii) the Denbury Issuance Proposal must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Denbury Common Stock represented in person or by proxy at the Denbury special meeting and (iii) the Denbury Charter Amendment Proposal must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Denbury Common Stock entitled to vote on the proposal. There can be no assurance that any such approvals will be obtained. In that regard, one shareholder of Penn Virginia has announced its intention to engage in a public campaign to prevent Penn Virginia shareholder approval of the Penn Virginia Merger Proposal, which campaign could include a proxy contest. Other Penn Virginia shareholders or Denbury stockholders could oppose the proposals for approval of the Merger. Any such campaign could result in substantial costs and divert each company’s respective management’s and directors’ attention and resources from each company’s respective business.

The Merger Agreement limits Denbury’s ability and Penn Virginia’s ability to pursue alternatives to the Merger.

The Merger Agreement contains provisions that may discourage a third party from submitting a Denbury Takeover Proposal or a Penn Virginia Takeover Proposal that might result in greater value to Denbury’s stockholders or Penn Virginia’s shareholders than the Merger, or may result in a potential acquirer of Denbury, or a potential competing acquirer of Penn Virginia, proposing to pay a lower per share price to acquire Denbury or Penn Virginia, respectively, than it might otherwise have proposed to pay. These provisions include a general prohibition on Denbury and Penn Virginia from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the Denbury board or Penn Virginia board, entering into discussions with any third party regarding any Denbury Takeover Proposal or Penn Virginia Takeover Proposal or offer for a competing transaction. Denbury has an unqualified obligation to submit the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal to a vote by its stockholders, unless the Merger Agreement is terminated in accordance with its terms prior to such time. Penn Virginia also has an unqualified obligation to submit a Penn Virginia Merger Proposal to a vote, unless the Merger Agreement is terminated in accordance with its terms prior to such time. For additional information, see the section entitled “The Merger Agreement—Termination” beginning on page 180.

Failure to complete the Merger could negatively impact the price of shares of Denbury Common Stock and the price of shares of Penn Virginia Common Stock, as well as Denbury’s and Penn Virginia’s respective future businesses and financial results.

The Merger Agreement contains a number of conditions that must be satisfied or waived prior to the completion of the Merger. There can be no assurance that all of the conditions to the completion of the Merger will be so satisfied or waived. If any of these conditions is not satisfied or waived, Denbury and Penn Virginia will be unable to complete the Merger.

If the Merger is not completed for any reason, including the failure to receive the required approvals of Denbury stockholders and Penn Virginia shareholders, Denbury’s and Penn Virginia’s respective businesses and financial results may be adversely affected, including as follows:

•	Denbury and Penn Virginia may experience negative reactions from the financial markets, including negative impacts on the market price of Denbury Common Stock and Penn Virginia Common Stock;

•

the manner in which customers, vendors, business partners and other third parties perceive Denbury and Penn Virginia may be negatively impacted, which in turn could affect Denbury’s and Penn Virginia’s marketing operations or their ability to compete for new business or obtain renewals in the marketplace more broadly;

•	Denbury and Penn Virginia may experience negative reactions from employees or other stakeholders; and

•

Denbury and Penn Virginia will have expended time and resources that could otherwise have been spent on Denbury’s and Penn Virginia’s existing businesses and the pursuit of other opportunities that could have been beneficial to each company, and Denbury’s and Penn Virginia’s ongoing business and financial results may be adversely affected.

In addition to the above risks, if the Merger Agreement is terminated and either party’s board seeks an alternative transaction, such party’s stockholders or shareholders cannot be certain that such party will be able to find a party willing to engage in a transaction on more attractive terms than the Merger.

Required regulatory approvals may not be received, may take longer than expected to be received or may impose conditions that are not presently anticipated or cannot be met.

Completion of the Merger is conditioned upon the approval by the NYSE of the listing of the shares of Denbury Common Stock to be issued in the Merger upon official notice of issuance and the expiration or termination of the waiting period applicable to the Merger under the HSR Act. Although Denbury has agreed to use its reasonable best efforts to obtain NYSE approval to list the shares issued in connection with the Denbury Stock Issuance, there can be no assurance that such approval will be obtained and that the other conditions to completing the Merger will be satisfied.

Denbury and Penn Virginia will be subject to business uncertainties while the Merger is pending, which could adversely affect their respective businesses.

Uncertainty about the effect of the Merger on employees, vendors and customers may have an adverse effect on Denbury and Penn Virginia. These uncertainties may impair Denbury’s and Penn Virginia’s ability to attract, retain and motivate key personnel until the Merger is completed and for a period of time thereafter and could cause vendors, customers and others that deal with Denbury and Penn Virginia to seek to change their existing business relationships with Denbury and Penn Virginia, respectively. Employee retention at Penn Virginia may be particularly challenging during the pendency of the Merger, as employees may experience uncertainty about their roles with Denbury following the Merger. In addition, the Merger Agreement restricts Denbury and Penn Virginia from entering into certain corporate transactions and taking other specified actions without the consent of the other party, and generally requires each party to continue its operations in the ordinary course, until completion of the Merger. These restrictions may prevent Denbury and Penn Virginia from pursuing attractive business opportunities that may arise prior to the completion of the Merger. For a description of the restrictive covenants to which Denbury and Penn Virginia are subject, see the section entitled “The Merger Agreement—Interim Operations of Penn Virginia and Denbury Pending the Merger” beginning on page 152.

Directors and executive officers of Penn Virginia may have interests in the Merger that are different from, or in addition to, the interests of Penn Virginia shareholders.

Directors and executive officers of Penn Virginia have interests in the Merger that may be different from, or in addition to, the interests of Penn Virginia shareholders generally. These interests include, but are not limited to, the treatment in the Merger of awards of Penn Virginia service-based restricted stock units and Penn Virginia performance-based restricted stock units held by Penn Virginia directors and executive officers, potential payments and benefits upon a qualifying termination of employment in connection with the Merger, Denbury’s agreement to appoint two mutually agreed upon directors of Penn Virginia as directors of Denbury, and rights to ongoing indemnification and insurance coverage. These interests are described in more detail in the section entitled “The Merger—Interests of Penn Virginia Directors and Executive Officers in the Merger” beginning on page 134.

The Merger may not be accretive, and may be dilutive, to Denbury’s earnings per share, which may negatively affect the market price of Denbury Common Stock.

Because shares of Denbury Common Stock will be issued in the Merger, it is possible that, although Denbury currently expects the Merger to be accretive to earnings per share, the Merger may be dilutive to Denbury’s earnings per share, which could negatively affect the market price of Denbury Common Stock.

In connection with the completion of the Merger, based on the number of issued and outstanding shares of Penn Virginia Common Stock as of December 11, 2018 and the number of outstanding Penn Virginia equity awards currently estimated to be payable in Denbury Common Stock following the Merger, Denbury will issue up to approximately 191.8 million shares of Denbury Common Stock. The issuance of these new shares of Denbury Common Stock could have the effect of depressing the market price of Denbury Common Stock, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, Denbury’s earnings per share could cause the price of shares of Denbury Common Stock to decline or increase at a reduced rate.

Denbury and Penn Virginia will incur significant transaction and merger-related costs in connection with the Merger, which may be in excess of those anticipated by Denbury or Penn Virginia.

Each of Denbury and Penn Virginia have incurred and expect to continue to incur a number of significant non-recurring costs associated with negotiating and completing the Merger, combining the operations of the two companies and achieving desired synergies. These fees and costs have been, and will continue to be, substantial. The substantial majority of non-recurring expenses will consist of transaction costs related to the Merger and include, among others, employee retention costs, fees paid to financial, legal and accounting advisors, costs of soliciting shareholder approval, severance and benefit costs and filing fees.

Denbury and Penn Virginia will also incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Denbury and Penn Virginia will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Merger and the integration of the two companies’ businesses. Although Denbury and Penn Virginia each expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Denbury and Penn Virginia to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. For additional information, see the risk factor entitled “The integration of Penn Virginia into Denbury may not be as successful as anticipated” below.

The costs described above, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of Denbury following the completion of the Merger.

Many of these costs will be borne by Denbury or Penn Virginia even if the Merger is not completed.

The opinions of Denbury’s and Penn Virginia’s respective financial advisors will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Merger.

Denbury and Penn Virginia have received opinions from their respective financial advisors in connection with the signing of the Merger Agreement, but have not obtained updated opinions from their respective financial advisors as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of Denbury or Penn Virginia, general market and economic conditions, changes in commodity prices, and other factors that may be beyond the control of Denbury or Penn Virginia, and on which Denbury’s and Penn Virginia’s financial advisors’ opinions were based, may significantly alter the value of Denbury or Penn Virginia or the prices of the shares of Denbury Common Stock or of the shares of Penn Virginia Common Stock by the time the Merger is completed. The opinions do not speak as of the time the Merger will be completed or as of any date other than the date of such opinions. Because Denbury and Penn Virginia do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the Merger Consideration from a financial point of view at the time the Merger is completed. The Denbury board’s recommendation that Denbury stockholders vote “FOR” approval of the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal and the Penn Virginia board’s recommendation that Penn Virginia shareholders vote “FOR” approval of the Penn Virginia Merger Proposal and the Penn Virginia Non-Binding Compensation Advisory Proposal, however, is made as of the date of this joint proxy statement/prospectus.

For a description of the opinions that Denbury and Penn Virginia received from their respective financial advisors, see the sections entitled “The Merger—Opinion of Guggenheim, Denbury’s Financial Advisor” and “The Merger—Opinion of Jefferies, Penn Virginia’s Financial Advisor” beginning on pages 97 and 115, respectively. A copy of the opinion of Guggenheim, Denbury’s financial advisor, is attached as Annex B to this joint proxy statement/prospectus, and a copy of the opinion of Jefferies, Penn Virginia’s financial advisor, is attached as Annex C to this joint proxy statement/prospectus, and each is incorporated by reference herein in its entirety.

Completion of the Merger may trigger change in control or other provisions in certain agreements to which Penn Virginia is a party.

The completion of the Merger may trigger change in control or other provisions in certain agreements to which Penn Virginia is a party. If Denbury and Penn Virginia are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Denbury and Penn Virginia are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Penn Virginia.

The combined company’s debt may limit its financial flexibility.

As of September 30, 2018, Denbury had approximately $2.5 billion of outstanding indebtedness, consisting of $1,521 million of second lien notes, $183 million of pipeline capital lease obligations, $11 million of other capital lease obligations, and $826 million of senior subordinated indebtedness. As of September 30, 2018, Penn Virginia had approximately $483 million of outstanding indebtedness, consisting of $283 million outstanding under its bank credit facility and $200 million on its second lien term loan. Denbury continues to review the treatment of its and Penn Virginia’s existing indebtedness and Denbury may seek to repay, refinance, repurchase, redeem, exchange or otherwise terminate its or Penn Virginia’s existing indebtedness prior to, in connection with or following the completion of the Merger. If Denbury does seek to refinance its or Penn Virginia’s existing indebtedness, there can be no guarantee that Denbury would be able to execute the refinancing on favorable terms or at all. Denbury has received a financing commitment letter (the “commitment letter”) from JPMorgan Chase Bank, N.A. for a new $1.2 billion senior secured bank credit facility, replacing its current credit facility and a $400 million senior secured second lien bridge financing. The new debt financings will be used to fully or partially fund the $400 million cash portion of the consideration, potentially retire and replace Penn Virginia’s $200 million second lien term loan, and replace Penn Virginia’s existing bank credit facility, which had $283 million drawn and outstanding as of September 30, 2018, and pay fees and expenses. Upon consummation of the new debt financings and the repayment or replacement of Penn Virginia’s indebtedness as described above, the combined company is expected to have outstanding indebtedness of approximately $3.40 billion following the closing of the Merger, based on Denbury’s and Penn Virginia’s outstanding indebtedness as of September 30, 2018.

Any increase in Denbury’s indebtedness could have adverse effects on its financial condition and results of operations, including:

•	imposing additional cash requirements on Denbury in order to support interest payments, which reduces the amount Denbury has available to fund its operations and other business activities;

•	increasing the risk that Denbury may default on its debt obligations;

•	increasing Denbury’s vulnerability to adverse changes in general economic and industry conditions, economic downturns and adverse developments in its business;

•	limiting Denbury’s ability to sell assets, engage in strategic transactions or obtain additional financing for working capital, capital expenditures, general corporate and other purposes;

•	limiting Denbury’s flexibility in planning for or reacting to changes in its business and the industry in which it operates; and

•	increasing Denbury’s exposure to a rise in interest rates, which will generate greater interest expense to the extent Denbury does not have applicable interest rate fluctuation hedges.

The unaudited pro forma combined financial information and unaudited forecasted financial information included in this joint proxy statement/prospectus is presented for illustrative purposes only and does not represent the actual financial position or results of operations of the combined company following the completion of the Merger. Future results of Denbury or Penn Virginia may differ, possibly materially, from the unaudited pro forma combined financial information and unaudited forecasted financial information presented in this joint proxy statement/prospectus.

The unaudited pro forma combined financial statements and unaudited forecasted financial information contained in this joint proxy statement/prospectus is presented for illustrative purposes only, contains a variety of adjustments, assumptions and preliminary estimates and does not represent the actual financial position or results of operations of Denbury and Penn Virginia prior to the Merger or that of the combined company following the Merger for several reasons. Specifically, the unaudited pro forma combined financial statements do not reflect the effect of any potential divestitures that may occur prior to or subsequent to the completion of the Merger, integration costs or Denbury’s projected reduction of its debt to capitalization ratio following the completion of the Merger. For additional information, see the section entitled “Unaudited Pro Forma Combined Financial Statements” beginning on page 189. In addition, the Merger and post-merger integration process may give rise to unexpected liabilities and costs, including costs associated with the defense and resolution of transaction-related litigation or other claims. Unexpected delays in completing the Merger or in connection with the post-merger integration process may significantly increase the related costs and expenses incurred by Denbury. The actual financial positions and results of operations of Denbury and Penn Virginia prior to the Merger and that of the combined company following the Merger may be different, possibly materially, from the unaudited pro forma combined financial statements or forecasted financial information included in this joint proxy statement/prospectus. In addition, the assumptions used in preparing the unaudited pro forma combined financial statements and forecasted financial information included in this joint proxy statement/prospectus may not prove to be accurate and may be affected by other factors. Any significant changes in the market price of Denbury Common Stock may cause a significant change in the purchase price used for Denbury’s accounting purposes and the unaudited pro forma financial statements contained in this joint proxy statement/prospectus.

The integration of Penn Virginia into Denbury may not be as successful as anticipated.

The Merger involves numerous operational, strategic, financial, accounting, legal, tax and other risks, potential liabilities associated with the acquired businesses, and uncertainties related to design, operation and integration of Penn Virginia’s internal control over financial reporting. Difficulties in integrating Penn Virginia into Denbury may result in the combined company performing differently than expected, in operational challenges or in the failure to realize anticipated expense-related efficiencies. Denbury’s and Penn Virginia’s existing businesses could also be negatively impacted by the Merger. Potential difficulties that may be encountered in the integration process include, among other factors:

•	the inability to successfully integrate the businesses of Penn Virginia into Denbury in a manner that permits Denbury to achieve the full financial benefits anticipated from the Merger;

•	complexities associated with managing the larger, more complex, integrated business;

•	not realizing anticipated synergies;

•	integrating personnel from the two companies and the loss of key employees;

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the Merger;

•	integrating relationships with customers, vendors and business partners;

•

performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the Merger and integrating Penn Virginia’s operations into Denbury; and

•	the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures and policies.

Denbury’s results may suffer if it does not effectively manage its expanded operations following the Merger.

Following completion of the Merger, Denbury’s success will depend, in part, on its ability to manage its expansion, which poses numerous risks and uncertainties, including the need to integrate the operations and business of Penn Virginia into its existing business in an efficient and timely manner, to combine systems and management controls and to integrate relationships with customers, vendors and business partners.

Even if Denbury and Penn Virginia complete the Merger, Denbury may fail to realize all of the anticipated benefits of the Merger.

The success of the Merger will depend, in part, on Denbury’s ability to realize the anticipated financial benefits from combining Denbury’s and Penn Virginia’s businesses, including synergies. The anticipated financial benefits of the Merger may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that Denbury does not currently foresee. Some of the assumptions that Denbury has made, such as the achievement of synergies, may not be realized. The integration process may, for each of Denbury and Penn Virginia, result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies. There could be potential unknown liabilities and unforeseen expenses associated with the Merger that were not discovered in the course of performing due diligence.

Uncertainties associated with the Merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company.

Denbury and Penn Virginia are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. Each company’s success until the Merger and the combined company’s success after the Merger will depend in part upon the ability of Denbury and Penn Virginia to retain key management personnel and other key employees. Current and prospective employees of Denbury and Penn Virginia may experience uncertainty about their roles within the combined company following the Merger, which may have an adverse effect on the ability of each of Denbury and Penn Virginia to attract or retain key management and other key personnel. Accordingly, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of Denbury and Penn Virginia to the same extent that Denbury and Penn Virginia have previously been able to attract or retain their own employees.

The market price of Denbury Common Stock may decline in the future as a result of the sale of shares of Denbury Common Stock held by former Penn Virginia shareholders or current Denbury stockholders.

Based on the number of shares of Penn Virginia Common Stock outstanding as of December 11, 2018 and the number of outstanding Penn Virginia equity awards currently estimated to be payable in Denbury Common Stock following the Merger, Denbury expects to issue approximately 191.8 million shares of Denbury Common Stock to Penn Virginia shareholders in the Merger. Following their receipt of shares of Denbury Common Stock as Merger Consideration in the Merger, former Penn Virginia shareholders may seek to sell the shares of Denbury Common Stock delivered to them, and the Merger Agreement contains no restriction on the ability of former Penn Virginia shareholders to sell such shares of Denbury Common Stock following completion of the Merger. Other Denbury stockholders may also seek to sell shares of Denbury Common Stock held by them following, or in anticipation of, completion of the Merger. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of Denbury Common Stock, may affect the market for, and the market price of, Denbury Common Stock in an adverse manner.

The combined company may record goodwill and other intangible assets that could become impaired and may result in material non-cash charges to the results of operations of the combined company in the future.

The Merger will be accounted for as an acquisition by Denbury in accordance with accounting principles generally accepted in the United States (which we refer to as “GAAP”). Under the acquisition method of accounting, the assets and liabilities of Penn Virginia and its subsidiaries will be recorded, as of completion, at their respective fair values and added to those of Denbury. The reported financial condition and results of operations of Denbury for periods after completion of the Merger will reflect Penn Virginia balances and results after completion of the Merger but will not be restated retroactively to reflect the historical financial position or results of operations of Penn Virginia and its subsidiaries for periods prior to the Merger. For additional information, see the section entitled “Unaudited Pro Forma Combined Financial Statements” beginning on page 189.

Under the acquisition method of accounting, the total purchase price will be allocated to Penn Virginia’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the Merger. The excess, if any, of the purchase price over those fair values will be recorded as goodwill. Denbury and Penn Virginia expect that the Merger may result in the creation of goodwill based upon the application of the acquisition method of accounting. To the extent the value of goodwill or intangibles becomes impaired, the combined company may be required to incur material non-cash charges relating to such impairment. The combined company’s operating results may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment.

Shares of Denbury Common Stock received by Penn Virginia shareholders as a result of the Merger will have different rights from shares of Penn Virginia Common Stock.

Upon completion of the Merger, Penn Virginia shareholders will no longer be shareholders of Penn Virginia, and Penn Virginia shareholders who receive Merger Consideration will become Denbury stockholders. There will be important differences between the current rights of Penn Virginia shareholders and the rights to which such shareholders will be entitled as Denbury stockholders. For a discussion of the different rights associated with shares of Denbury Common Stock, see the section entitled “Comparison of Stockholders’ Rights” beginning on page 201.

The market price of Denbury Common Stock may be affected by factors different from those that historically have affected Penn Virginia Common Stock.

Upon completion of the Merger, holders of Penn Virginia Common Stock who receive Merger Consideration (other than any holder that receives solely cash) will become holders of Denbury Common Stock.

The businesses of Denbury differ from those of Penn Virginia in certain respects, and, accordingly, the financial position or results of operations and/or cash flows of Denbury after the Merger, as well as the market price of Denbury Common Stock, may be affected by factors different from those currently affecting the financial position or results of operations and/or cash flows of Penn Virginia. Following the completion of the Merger, Penn Virginia will be part of a larger company, so decisions affecting Penn Virginia may be made in respect of the larger combined business as a whole rather than the Penn Virginia business individually. For a discussion of the businesses of Denbury and Penn Virginia and of some important factors to consider in connection with those businesses, see the section entitled “Information About the Companies” and the documents incorporated by reference in the section entitled “Where You Can Find More Information” beginning on pages 63 and 221, respectively, including, in particular, in the sections entitled “Risk Factors” in each of Denbury’s and Penn Virginia’s Annual Report on Form 10-K for the year ended December 31, 2017 and in Penn Virginia’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018.

Following the completion of the Merger, Denbury may incorporate Penn Virginia’s hedging activities into Denbury’s business, and Denbury may be exposed to additional commodity price risks arising from such hedges.

To mitigate its exposure to changes in commodity prices, Penn Virginia hedges oil, natural gas and NGL prices from time to time, primarily through the use of certain derivative instruments. If Denbury assumes existing Penn Virginia hedges, then Denbury will bear the economic impact of all of Penn Virginia’s current hedges following the completion of the Merger. Actual crude oil, natural gas and NGL prices may differ from the combined company’s expectations and, as a result, such hedges may or may not have a negative impact on Denbury’s business.

Denbury and Penn Virginia may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Denbury’s and Penn Virginia’s respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, then that injunction may delay or prevent the Merger from being completed, which may adversely affect Denbury’s and Penn Virginia’s respective business, financial position and results of operation.

Risks Relating to Denbury’s Business.

You should read and consider risk factors specific to Denbury’s businesses that will also affect the combined company after the completion of the Merger. These risks are described in Part I, Item 1A of Denbury’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in Part II, Item 1A of Denbury’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this joint proxy statement/prospectus, see the section entitled “Where You Can Find More Information” beginning on page 221.

Risks Relating to Penn Virginia’s Business.

You should read and consider risk factors specific to Penn Virginia’s businesses that will also affect the combined company after the completion of the Merger. These risks are described in Part I, Item 1A of Penn Virginia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in Part II, Item 1A of Penn Virginia’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this joint proxy statement/prospectus, see the section entitled “Where You Can Find More Information” beginning on page 221.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, and the documents to which Penn Virginia and Denbury refer you in this joint proxy statement/prospectus, as well as oral statements made or to be made by Penn Virginia and Denbury, include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this joint proxy statement/prospectus that address activities, events or developments that Denbury or Penn Virginia expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Merger, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this joint proxy statement/prospectus. These include:

•

the expected timing and likelihood of completion of the Merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Merger that could reduce anticipated benefits or cause the parties to abandon the Merger;

•	the ability to successfully integrate the businesses;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of or amendment to the Merger Agreement;

•

the possibility that Denbury stockholders may not approve the Denbury Issuance Proposal or the Denbury Charter Amendment Proposal or that Penn Virginia shareholders may not approve the Penn Virginia Merger Proposal;

•	the risk that the parties may not be able to satisfy the conditions to the Merger in a timely manner or at all;

•	the risk that any announcements relating to the Merger by Denbury, Penn Virginia or others could have adverse effects on the market price of Denbury Common Stock or Penn Virginia Common Stock;

•

the risk that the Merger and its announcement could have an adverse effect on the ability of Denbury and Penn Virginia to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally;

•	the risk the pending Merger could distract management of both entities from ongoing business operations or cause them to incur substantial costs;

•	the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; and

•

the risk that the combined company may be unable to achieve the anticipated financial benefits of the Merger or it may take longer than expected to achieve the anticipated financial benefits of the Merger and other important factors that could cause actual results to differ materially from those projected.

All such factors are difficult to predict and are beyond Denbury or Penn Virginia’s control, including those detailed in Denbury’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at www.denbury.com and on the SEC’s website at www.sec.gov, and those detailed in Penn Virginia’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Penn Virginia’s website at www.pennvirginia.com and on the SEC’s website at www.sec.gov. All forward-looking statements are based on assumptions that Denbury or Penn Virginia believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Denbury and Penn Virginia undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

INFORMATION ABOUT THE COMPANIES

Denbury Resources Inc.

5320 Legacy Drive

Plano, Texas 75024

Phone: (972) 673-2000

Denbury, whose legal name is Denbury Resources Inc., was incorporated in Delaware in December 2003. Based in Plano, Texas, Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. Denbury’s goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO2 enhanced oil recovery operations.

Penn Virginia Corporation

16285 Park Ten Place, Suite 500

Houston, Texas 77084

Phone: (713) 722-6500

Penn Virginia, whose legal name is Penn Virginia Corporation, was incorporated in Virginia in January 1882. Based in Houston, Texas, Penn Virginia is an independent oil and gas company engaged in the exploration, development and production of oil, NGLs and natural gas in the Eagle Ford Shale in Gonzales, Lavaca and DeWitt Counties in South Texas.

Dragon Merger Sub Inc.

c/o Denbury Resources Inc.

5320 Legacy Drive

Plano, Texas 75024

Phone: (972) 673-2000

Merger Sub, whose legal name is Dragon Merger Sub Inc., is a direct wholly owned subsidiary of Denbury. Upon the completion of the Merger, Merger Sub will cease to exist. Merger Sub was incorporated in Virginia on October 18, 2018, for the sole purpose of effecting the Merger.

DR LLC Sub

c/o Denbury Resources Inc.

5320 Legacy Drive

Plano, Texas 75024

Phone: (972) 673-2000

LLC Sub, whose legal name is DR LLC Sub, is a direct wholly owned subsidiary of Denbury. Immediately after the consummation of the Merger, the surviving corporation will merge with and into LLC Sub, with LLC Sub surviving such merger. LLC Sub was formed in Virginia on October 18, 2018, for the sole purpose of effecting the transactions contemplated by the Merger Agreement.

SPECIAL MEETING OF DENBURY STOCKHOLDERS

Date, Time and Place

The Denbury special meeting will be held on [●], 2019, at [●], Central Time, at 5320 Legacy Drive, Plano, Texas 75024.

Purpose of the Denbury Special Meeting

The purpose of the Denbury special meeting is to consider and vote on:

•	the Denbury Issuance Proposal; and

•	the Denbury Charter Amendment Proposal.

Denbury will transact no other business at the Denbury special meeting.

Recommendation of the Denbury Board of Directors

The Denbury board unanimously recommends that Denbury stockholders vote:

•	“FOR” the approval of the Denbury Issuance Proposal; and

•	“FOR” the approval of the Denbury Charter Amendment Proposal.

For additional information on the recommendation of the Denbury board, see the section entitled “The Merger—Recommendation of the Denbury Board of Directors and Reasons for the Merger” beginning on page 93.

Record Date and Outstanding Shares of Denbury Common Stock

Only holders of record of issued and outstanding shares of Denbury Common Stock as of the close of business on [●], 2019, the record date for the Denbury special meeting, are entitled to notice of, and to vote at, the Denbury special meeting or any adjournment or postponement of the Denbury special meeting.

As of the close of business on the record date, there were [●] shares of Denbury Common Stock issued and outstanding and entitled to vote at the Denbury special meeting. You may cast one vote for each share of Denbury Common Stock that you held as of the close of business on the record date.

A complete list of Denbury stockholders entitled to vote at the Denbury special meeting will be available for inspection at Denbury’s principal place of business during regular business hours for a period of no less than 10 days before the Denbury special meeting and during the Denbury special meeting at 5320 Legacy Drive, Plano, Texas 75024.

Quorum; Abstentions and Broker Non-Votes

A quorum of Denbury stockholders is necessary to hold a valid meeting. The presence at the Denbury special meeting of the holders of not less than one-third of the shares of Denbury Common Stock issued and outstanding and entitled to vote at the Denbury special meeting, present in person or represented by proxy, will constitute a quorum. If you submit a properly executed Denbury proxy card, even if you do not vote for the proposal or vote to “abstain” in respect of the proposal, your shares of Denbury Common Stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the Denbury special meeting. Broker non-votes will not be treated as present for purposes of determining the presence of a quorum at the Denbury special meeting.

Denbury Common Stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee, and Denbury Common Stock with respect to which the beneficial owner otherwise fails to vote, will not be considered present and entitled to vote at the Denbury special meeting for the purpose of determining the presence of a quorum.

A broker non-vote will result if your broker, bank or other nominee returns a proxy but does not provide instruction as to how shares should be voted on a particular matter. Under the current rules of the NYSE, brokers, banks or other nominees do not have discretionary authority to vote on the Denbury Issuance Proposal or the Denbury Charter Amendment Proposal because they are “non-routine” proposals. If there are any broker non-votes, the shares will not be considered present and entitled to vote at the Denbury special meeting for the purpose of determining the presence of a quorum.

Executed but unvoted proxies will be voted in accordance with the recommendations of the Denbury board.

Required Vote

Approval of the Denbury Issuance Proposal requires the affirmative vote of the holders of a majority of the shares of Denbury Common Stock represented in person or by proxy at the Denbury special meeting. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

Approval of the Denbury Charter Amendment Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Denbury Common Stock entitled to vote on the proposal. Abstentions and broker-non votes will have the same effect as a vote “AGAINST” the proposal. Failure to vote on the Denbury Charter Amendment Proposal will have the same effect as a vote “AGAINST” the Denbury Charter Amendment Proposal.

The Denbury Charter Amendment Proposal and the Denbury Issuance Proposal are described in the section entitled “Denbury Proposals” beginning on page 69.

Methods of Voting

Denbury stockholders, whether holding shares directly as stockholders of record or beneficially in “street name,” may vote on the Internet by going to the web address provided on the enclosed Denbury proxy card and following the instructions for Internet voting, by phone using the toll-free phone number listed on the enclosed proxy card, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Denbury stockholders of record may vote their shares in person by ballot at the Denbury special meeting or by submitting their proxies:

•	by phone until 11:59 p.m. Eastern Time on [●];

•	by the Internet until 11:59 p.m. Eastern Time on [●]; or

•	by completing, signing and returning your proxy or voting instruction card via mail. If you vote by mail, your Denbury proxy card must be received by 11:59 p.m. Eastern Time on [●].

Denbury stockholders who hold their shares in “street name” by a broker, bank or other nominee should refer to the Denbury proxy card, voting instruction form or other information forwarded by their broker, bank or other nominee for instructions on how to vote their shares.

Voting in Person

Shares held directly in your name as stockholder of record may be voted in person at the Denbury special meeting. If you choose to vote your shares in person at the Denbury special meeting, bring your enclosed

Denbury proxy card and proof of identification. Even if you plan to attend the Denbury special meeting, the Denbury board recommends that you vote your shares in advance as described herein so that your vote will be counted if you later decide not to attend the Denbury special meeting.

If you are a beneficial holder, you will receive separate voting instructions from your broker, bank or other nominee explaining how to vote your shares. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the Denbury special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner. You are encouraged to request a legal proxy from your broker, bank or other nominee promptly as the process can be lengthy.

Voting by Proxy

Whether you hold your shares of Denbury Common Stock directly as the stockholder of record or beneficially in “street name,” you may direct your vote by proxy without attending the Denbury special meeting. You can vote by proxy by phone, the Internet or mail by following the instructions provided in the enclosed Denbury proxy card.

Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of Denbury Common Stock, you may contact MacKenzie Partners, the proxy solicitor for Denbury, toll-free at (800) 322-2885 or, for brokers and banks, collect at (212) 929-5500.

Adjournment

In accordance with the Denbury bylaws, whether or not a quorum is present, the chairman of the Denbury special meeting will have the power to adjourn the Denbury special meeting from time to time for the purpose of, among other things, soliciting additional proxies. If the Denbury special meeting is adjourned, Denbury stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. At any subsequent reconvening of the Denbury special meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Denbury special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

In addition, the Merger Agreement provides that Denbury (1) will be required to adjourn or postpone the Denbury special meeting (A) to the extent necessary to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to the Denbury stockholders or (B) if, as of the time the Denbury special meeting is scheduled, there are insufficient shares of Denbury Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Denbury special meeting, or (2) may, and at Penn Virginia’s request must, adjourn or postpone the Denbury special meeting if, as of the time for which the Denbury special meeting is scheduled, there are insufficient shares of Denbury Common Stock represented (either in person or by proxy) to obtain the approval of the Denbury Issuance Proposal or the Denbury Charter Amendment Proposal. However, the Denbury special meeting will not be adjourned or postponed to a date that is more than 30 days after the date for which the Denbury special meeting was previously scheduled (though the Denbury special meeting may be adjourned or postponed every time the circumstances described in (1)(A) and (1)(B) exist, and, upon Penn Virginia’s request, every time the circumstances described in (2) exist) or to a date on or after two business days prior to April 30, 2019.

Revocability of Proxies

If you are a stockholder of record of Denbury, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•	submit a new Denbury proxy card bearing a later date;

•	vote again by phone or the Internet at a later time;

•	give written notice before the meeting to Denbury’s Secretary at 5320 Legacy Drive, Plano, Texas 75024 stating that you are revoking your proxy; or

•	attend the Denbury special meeting and vote your shares in person. Please note that your attendance at the meeting will not alone serve to revoke your proxy.

Proxy Solicitation Costs

The enclosed Denbury proxy card is being solicited by Denbury and the Denbury board. In addition to solicitation by mail, Denbury’s directors, officers and employees may solicit proxies in person, by phone or by electronic means. These persons will not be specifically compensated for conducting such solicitation.

Denbury has retained MacKenzie Partners to assist in the solicitation process. Denbury has paid MacKenzie Partners a retainer of $25,000 to be applied against a final fee to be mutually agreed between Denbury and MacKenzie Partners. Denbury also has agreed to indemnify MacKenzie Partners against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Denbury will ask brokers, banks and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of Denbury Common Stock held of record by such nominee holders. Denbury will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

No Dissenters’ or Appraisal Rights

Under Delaware law, Denbury stockholders are not entitled to dissenters’ or appraisal rights in connection with the Merger Agreement.

Other Information

The matters to be considered at the Denbury special meeting are of great importance to the Denbury stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy by phone or the Internet or complete, date, sign and promptly return the enclosed Denbury proxy card in the enclosed postage-paid envelope. If you submit your proxy by phone or the Internet, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your Denbury proxy card or have questions regarding the Denbury special meeting, contact:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Denbury@mackenziepartners.com

Call Collect: (212) 929-5500

Toll-Free: (800) 322-2885

Vote of Denbury’s Directors and Executive Officers

As of December 11, 2018, Denbury directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 4,826,795 shares of Denbury Common Stock, or approximately 1.0% of the total outstanding shares of Denbury Common Stock as of December 11, 2018.

Denbury currently expects that all of its directors and executive officers will vote their shares “FOR” the approval of the Denbury Issuance Proposal and “FOR” the approval of the Denbury Charter Amendment Proposal.

Attending the Denbury Special Meeting

You are entitled to attend the Denbury special meeting only if you were a stockholder of record of Denbury at the close of business on the record date or you held your shares of Denbury beneficially in the name of a broker, bank or other nominee as of the record date, or you hold a valid proxy for the Denbury special meeting.

If you were a stockholder of record of Denbury at the close of business on the record date and wish to attend the Denbury special meeting, so indicate on your Denbury proxy card or as prompted by the phone or Internet voting system. Your name will be verified against the list of stockholders of record prior to your being admitted to the Denbury special meeting.

If a broker, bank or other nominee is the record owner of your shares of Denbury Common Stock, you will need to have proof that you are the beneficial owner as of the record date to be admitted to the Denbury special meeting. A recent statement or letter from your broker, bank or other nominee confirming your ownership as of the record date, or presentation of a valid proxy from a broker, bank or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.

You should be prepared to present government-issued photo identification for admittance. If you do not provide photo identification or comply with the other procedures outlined above upon request, you might not be admitted to the Denbury special meeting.

Results of the Denbury Special Meeting

Within four business days following the Denbury special meeting, Denbury intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, Denbury will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.

DENBURY STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE DENBURY ISSUANCE PROPOSAL AND THE DENBURY CHARTER AMENDMENT PROPOSAL.

DENBURY PROPOSALS

Denbury Issuance Proposal

It is a condition to the completion of the Merger that Denbury stockholders approve the issuance of shares of Denbury Common Stock in the Merger. In the Merger, each Penn Virginia shareholder will receive, at its election and subject to proration, either, (i) $25.86 in cash without interest and 12.4000 shares of Denbury Common Stock, (ii) $79.80 in cash without interest or (iii) 18.3454 shares of Denbury Common Stock, as further described in the sections entitled “The Merger—Consideration to Penn Virginia Shareholders” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” beginning on pages 79 and 144, respectively.

Under NYSE rules, a company is required to obtain stockholder approval prior to the issuance of shares of common stock if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the shares of common stock. If the Merger is completed pursuant to the Merger Agreement, Denbury expects to issue up to approximately 191.8 shares of Denbury Common Stock in connection with the Merger based on the number of shares of Penn Virginia Common Stock outstanding as of December 11, 2018. Accordingly, the aggregate number of shares of Denbury Common Stock that Denbury will issue in the Merger will exceed 20% of the shares of Denbury Common Stock outstanding before such issuance, and for this reason, Denbury is seeking the approval of Denbury stockholders for the issuance of shares of Denbury Common Stock pursuant to the Merger Agreement. In the event the Denbury Issuance Proposal is not approved by Denbury stockholders, the Merger will not be completed.

In the event the Denbury Issuance Proposal is approved by Denbury stockholders, but the Merger Agreement is terminated, Denbury will not issue any shares of Denbury Common Stock pursuant to the Merger Agreement as a result of the approval of the Denbury Issuance Proposal.

Approval of the Denbury Issuance Proposal requires the affirmative vote of holders of a majority of the shares of Denbury Common Stock represented in person or by proxy at the Denbury special meeting. Abstentions will have the same effect as a vote “AGAINST” the proposal, and broker non-votes will have no effect on the outcome of the vote.

The Denbury board unanimously recommends a vote “FOR” the Denbury Issuance Proposal.

Denbury Charter Amendment Proposal

It is a condition to the completion of the Merger that Denbury stockholders approve the Denbury Charter Amendment Proposal to increase the total number of authorized shares of Denbury Common Stock from 600,000,000 shares to 984,000,000 shares in order to enable Denbury to have sufficient shares of authorized but unissued Denbury Common Stock for the issuance of shares of Denbury Common Stock in the Merger, as further described in the sections entitled “The Merger—Consideration to Penn Virginia Shareholders” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” beginning on pages 79 and 144, respectively. The proposed Denbury Charter Amendment is attached to this joint proxy statement/prospectus as Annex D.

As of the close of business on the record date, [●], 2019, Denbury had no shares of Denbury preferred stock and [●] shares of Denbury Common Stock issued and outstanding. As of the close of business on the record date, [●], 2019, there were approximately [●] shares of Denbury Common Stock reserved for issuance under Denbury’s Amended and Restated 2004 Omnibus Stock and Incentive Plan. Based on the number of shares of Penn Virginia Common Stock, service-based restricted stock and performance-based restricted stock outstanding as of such date, if the Merger is completed, Denbury would be required to issue approximately [●] additional shares of Denbury Common Stock to the holders of Penn Virginia Common Stock, service-based restricted stock and performance-based restricted stock. Denbury has determined that the 600 million shares of Denbury Common Stock currently authorized under the Denbury certificate of incorporation will be insufficient to complete the Merger. It is estimated that following completion of the Merger, approximately [●] million shares of Denbury Common Stock will be outstanding. The Denbury board believes that it is advisable to have additional authorized shares of Denbury Common Stock available for important corporate purposes, such as to provide the ability to react quickly to strategic opportunities and to attract and retain talented employees through the use of equity incentive compensation. Although there are no present plans or commitments for the issuance of any of the additional shares of Denbury Common Stock that would be authorized upon approval of the Denbury Charter Amendment Proposal, other than the issuance of shares in connection with the Merger, such additional shares would be available for equity incentive plans, possible future stock splits and dividends, public or private offerings of Denbury Common Stock or securities convertible into Denbury Common Stock, equity-based acquisitions and other corporate purposes that might be proposed. The additional shares of Denbury Common Stock will not be entitled to preemptive rights nor will existing Denbury stockholders have any preemptive right to acquire any of those shares when issued.

In the event the Denbury Charter Amendment Proposal is approved by Denbury stockholders, but the Merger Agreement is terminated, Denbury will not issue any shares of Denbury Common Stock pursuant to the Merger Agreement as a result of the approval of the Denbury Charter Amendment Proposal. However, the newly authorized shares pursuant to the Denbury Charter Amendment will be available for future issuance.

Approval of the Denbury Charter Amendment Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Denbury Common Stock entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the proposal. Failure to vote on the Denbury Charter Amendment Proposal will have the same effect as a vote “AGAINST” the Denbury Charter Amendment Proposal.

The Denbury board unanimously recommends a vote “FOR” the approval of the Denbury Charter Amendment Proposal.

SPECIAL MEETING OF PENN VIRGINIA SHAREHOLDERS

Date, Time and Place

The Penn Virginia special meeting will be held on [●], 2019, at [●], Central Time, at [●].

Purpose of the Penn Virginia Special Meeting

The purpose of the Penn Virginia special meeting is to consider and vote on the Penn Virginia Merger Proposal and the Penn Virginia Non-Binding Compensation Advisory Proposal.

Penn Virginia will transact no other business at the Penn Virginia special meeting.

Recommendation of the Penn Virginia Board of Directors

The Penn Virginia board unanimously recommends that Penn Virginia shareholders vote “FOR” the approval of the Penn Virginia Merger Proposal and “FOR” the approval of the Penn Virginia Non-Binding Compensation Advisory Proposal.

For additional information on the recommendation of the Penn Virginia board, see the section entitled “The Merger—Recommendation of the Penn Virginia Board of Directors and Reasons for the Merger” beginning on page 93.

Record Date and Outstanding Shares of Penn Virginia Common Stock

Only holders of record of issued and outstanding shares of Penn Virginia Common Stock as of the close of business on [●], 2019, the record date for the Penn Virginia special meeting, are entitled to notice of, and to vote at, the Penn Virginia special meeting or any adjournment or postponement of the Penn Virginia special meeting.

As of the close of business on the record date, there were [●] shares of Penn Virginia Common Stock issued and outstanding and entitled to vote at the Penn Virginia special meeting. You may cast one vote for each share of Penn Virginia Common Stock that you held as of the close of business on the record date.

A complete list of Penn Virginia shareholders entitled to vote at the Penn Virginia special meeting will be available for inspection at Penn Virginia’s principal place of business during regular business hours for a period of no less than 10 days before the Penn Virginia special meeting and during the Penn Virginia special meeting at [●].

Quorum; Abstentions and Broker Non-Votes

A quorum of Penn Virginia shareholders is necessary to hold a valid meeting. The presence at the Penn Virginia special meeting, in person or by proxy, of the holders of a majority in voting power of the outstanding shares of capital stock of Penn Virginia entitled to vote at the Penn Virginia special meeting constitutes a quorum. If you submit a properly executed Penn Virginia WHITE proxy card, even if you do not vote for one or both of the proposals or vote to “abstain” in respect of one or both of the proposals, your shares of Penn Virginia Common Stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the Penn Virginia special meeting.

Penn Virginia Common Stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee will not be considered present and entitled to vote at the Penn Virginia special meeting for the purpose of determining the presence of a quorum.

A broker non-vote will result if your broker, bank or other nominee returns a proxy but does not provide instruction as to how shares should be voted on a particular matter. Under the current rules of the NASDAQ, brokers, banks or other nominees do not have discretionary authority to vote on any of the proposals at the Penn Virginia special meeting because they are “non-routine” proposals. Broker non-votes will not be considered present and entitled to vote at the Penn Virginia special meeting for the purpose of determining the presence of a quorum, unless the broker, bank or other nominee has been instructed to vote on at least one of the proposals.

Executed but unvoted proxies will be voted in accordance with the recommendations of the Penn Virginia board.

Required Vote

Approval of the Penn Virginia Merger Proposal requires the affirmative vote of the holders of more than two-thirds of the outstanding shares of Penn Virginia Common Stock entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the proposal. Failure to vote on the Penn Virginia Merger Proposal will have the same effect as a vote “AGAINST” the Penn Virginia Merger Proposal.

The Penn Virginia Merger Proposal is described in the section entitled “Penn Virginia Proposals” beginning on page 77.

Approval of the Penn Virginia Non-Binding Compensation Advisory Proposal requires that the number of votes cast “FOR” the proposal exceed the number of votes cast “AGAINST” the proposal. Abstentions, broker non-votes and failure to vote will not count as votes cast and will have no effect on the outcome of the vote. As an advisory vote, this proposal is not binding upon Penn Virginia or the Penn Virginia, Denbury or their respective boards, and approval of this proposal is not a condition to completion of the Merger.

The Penn Virginia Non-Binding Compensation Advisory Proposal is described in the section entitled “Penn Virginia Proposals” beginning on page 77.

Methods of Voting

Penn Virginia shareholders, whether holding shares directly as shareholders of record or beneficially in “street name,” may vote on the Internet by going to the web address provided on the enclosed Penn Virginia WHITE proxy card and following the instructions for Internet voting, by phone using the toll-free phone number listed on the enclosed Penn Virginia WHITE proxy card, or by completing, signing, dating and returning the enclosed Penn Virginia WHITE proxy card in the postage-paid envelope provided.

Penn Virginia shareholders of record may vote their shares in person by ballot at the Penn Virginia special meeting or by submitting their proxies:

•	by phone until 11:59 p.m. Eastern Time on [●];

•	by the Internet until 11:59 p.m. Eastern Time on [●]; or

•	by completing, signing and returning your proxy or voting instruction card via mail. If you vote by mail, your Penn Virginia WHITE proxy card must be received by 11:59 p.m. Eastern Time on [●].

Penn Virginia shareholders who hold their shares in “street name” by a broker, bank or other nominee should refer to the Penn Virginia WHITE proxy card, voting instruction form or other information forwarded by their broker, bank or other nominee for instructions on how to vote their shares.

Voting in Person

Shares held directly in your name as shareholder of record may be voted in person at the Penn Virginia special meeting. If you choose to vote your shares in person at the Penn Virginia special meeting, bring your enclosed Penn Virginia WHITE proxy card and proof of identification. Even if you plan to attend the Penn Virginia special meeting, the Penn Virginia board recommends that you vote your shares in advance as described herein so that your vote will be counted if you later decide not to attend the Penn Virginia special meeting.

If you are a beneficial holder, you will receive separate voting instructions from your broker, bank or other nominee explaining how to vote your shares. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the Penn Virginia special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner. You are encouraged to request a legal proxy from your broker, bank or other nominee promptly as the process can be lengthy.

Voting by Proxy

Whether you hold your shares of Penn Virginia Common Stock directly as the shareholder of record or beneficially in “street name,” you may direct your vote by proxy without attending the Penn Virginia special meeting. You can vote by proxy by phone, the Internet or mail by following the instructions provided in the enclosed Penn Virginia WHITE proxy card.

Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of Penn Virginia Common Stock, you may contact Okapi Partners, Penn Virginia’s proxy solicitor, toll-free at (855) 305-0856 or collect at (212) 297-0720.

Agreements with Certain Penn Virginia Shareholders

Concurrently with the execution of the Merger Agreement, Denbury entered into voting and support agreements (each, a “Voting Agreement” and, collectively, the “Voting Agreements”) with (i) Strategic Value Partners, LLC on behalf of certain investment funds directly and indirectly managed by SVP, (ii) KLS Diversified Asset Management LP and (iii) each director and executive officer of Penn Virginia, pursuant to which each such shareholder has agreed, among other matters and upon the terms and subject to the conditions set forth in the Voting Agreements, to vote all of their shares of Penn Virginia Common Stock in favor of the Penn Virginia Merger Proposal and the other actions contemplated by the Merger Agreement and against any proposal that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger. As of December 11, 2018, such shareholders subject to the Voting Agreements held 2,279,741 shares of Penn Virginia Common Stock in the aggregate (excluding Penn Virginia service-based restricted stock and Penn Virginia performance-based restricted stock), or approximately 15.1% of the voting power of Penn Virginia (excluding Penn Virginia service-based restricted stock and Penn Virginia performance-based restricted stock). The Voting Agreements are attached to this joint proxy statement/prospectus as Annex E, Annex F and Annex G, respectively.

Adjournment

In accordance with the Penn Virginia bylaws, whether or not a quorum is present, the chairman of the Penn Virginia special meeting will have the power to adjourn the Penn Virginia special meeting from time to time for the purpose of, among other things, soliciting additional proxies. If the Penn Virginia special meeting is adjourned, Penn Virginia shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. At any subsequent reconvening of the Penn Virginia special meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Penn Virginia special meeting, except for any proxies that have been validly revoked or withdrawn prior to the reconvened meeting.

In addition, the Merger Agreement provides that Penn Virginia (1) will be required to adjourn or postpone the Penn Virginia special meeting (A) to the extent necessary to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to the Penn Virginia shareholders or (B) if, as of the time the Penn Virginia special meeting is scheduled, there are insufficient shares of Penn Virginia Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Penn Virginia special meeting, and (2) may, and at Denbury’s request must, adjourn or postpone the Penn Virginia special meeting if, as of the time for which the Penn Virginia special meeting is scheduled, there are insufficient shares of Penn Virginia Common Stock represented (either in person or by proxy) to obtain the approval of the Penn Virginia Merger Proposal. However, the Penn Virginia special meeting will not be adjourned or postponed to a date that is more than 30 business days after the date for which the Penn Virginia special meeting was previously scheduled (though the Penn Virginia special meeting may be adjourned or postponed every time the circumstances described in (1)(A) and 1(B) exist, and, with Denbury’s consent, every time the circumstances described in (2) exist) or to a date on or after two business days prior to April 30, 2019.

Revocability of Proxies

If you are a shareholder of record of Penn Virginia, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•	submit a new Penn Virginia WHITE proxy card bearing a later date;

•	vote again by phone or the Internet at a later time;

•	give written notice before the meeting to Penn Virginia’s Corporate Secretary at 16285 Park Ten Place, Suite 500, Houston, Texas 77084 stating that you are revoking your proxy; or

•	attend the Penn Virginia special meeting and vote your shares in person. Please note that your attendance at the meeting will not alone serve to revoke your proxy.

Proxy Solicitation Costs

The enclosed Penn Virginia WHITE proxy card is being solicited on behalf of the Penn Virginia board. In addition to solicitation by mail, Penn Virginia’s directors, officers and employees may solicit proxies in person, by phone or by electronic means. These persons will not be specifically compensated for conducting such solicitation.

Penn Virginia has retained Okapi Partners to assist in the solicitation process. Penn Virginia has paid Okapi Partners an initial retainer fee of $15,000, and also agreed to pay Okapi Partners (a) fees for additional services that may be incurred, (b) a performance fee to be mutually agreed in light of effort expended and outcome achieved and (c) reasonable out-of-pocket expenses. Penn Virginia also has agreed to indemnify Okapi Partners against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Penn Virginia will ask brokers, banks and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of Penn Virginia Common Stock held of record by such nominee holders. Penn Virginia will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

No Dissenters’ or Appraisal Rights

Holders of shares of Penn Virginia Common Stock are not entitled to exercise dissenters’ or appraisal rights under Virginia law in connection with the Merger.

Other Information

The matter to be considered at the Penn Virginia special meeting is of great importance to the Penn Virginia shareholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy by phone or the Internet or complete, date, sign and promptly return the enclosed Penn Virginia WHITE proxy card in the enclosed postage-paid envelope. If you submit your proxy by phone or the Internet, you do not need to return the enclosed Penn Virginia WHITE proxy card.

Assistance

If you need assistance in completing your Penn Virginia WHITE proxy card or have questions regarding the Penn Virginia special meeting, contact:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

info@okapipartners.com

Call Collect: (212) 297-0720

Toll-Free: (855) 305-0856

Vote of Penn Virginia’s Directors and Executive Officers

As of December 11, 2018, Penn Virginia directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 40,144 shares of Penn Virginia Common Stock (excluding Penn Virginia service-based restricted stock and Penn Virginia performance-based stock), or approximately 0.3% of the total outstanding shares of Penn Virginia Common Stock as of December 11, 2018. Each director and executive officer has entered into a Voting Agreement pursuant to which each director and executive officer has agreed, among other matters and upon the terms and subject to the conditions set forth in the Voting Agreements, to vote all of his or her shares of Penn Virginia Common Stock in favor of the Penn Virginia Merger Proposal.

Penn Virginia currently expects that all of its directors and executive officers will vote their shares “FOR” the approval of the Penn Virginia Merger Proposal.

Attending the Penn Virginia Special Meeting

You are entitled to attend the Penn Virginia special meeting only if you were a shareholder of record of Penn Virginia at the close of business on the record date or you held your shares of Penn Virginia beneficially in the name of a broker, bank or other nominee as of the record date, or you hold a valid proxy for the Penn Virginia special meeting.

If you were a shareholder of record of Penn Virginia at the close of business on the record date and wish to attend the Penn Virginia special meeting, so indicate on the Penn Virginia WHITE proxy card or as prompted by the phone or Internet voting system. Your name will be verified against the list of Penn Virginia shareholders of record prior to your being admitted to the Penn Virginia special meeting.

If a broker, bank or other nominee is the record owner of your shares of Penn Virginia Common Stock, you will need to have proof that you are the beneficial owner as of the record date to be admitted to the Penn Virginia special meeting. A recent statement or letter from your broker, bank or other nominee confirming your ownership as of the record date, or presentation of a valid proxy from a broker, bank or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.

You should be prepared to present government-issued photo identification for admittance. If you do not provide photo identification or comply with the other procedures outlined above upon request, you might not be admitted to the Penn Virginia special meeting.

Results of the Penn Virginia Special Meeting

Within four business days following the Penn Virginia special meeting, Penn Virginia intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, Penn Virginia will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.

PENN VIRGINIA SHAREHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE PENN VIRGINIA MERGER PROPOSAL.

PENN VIRGINIA PROPOSALS

Penn Virginia Merger Proposal

It is a condition to completion of the Merger that Penn Virginia shareholders approve the Merger Agreement, which is attached to this joint proxy statement/prospectus as Annex A. In the Merger, each Penn Virginia shareholder will receive, at its election and subject to proration, either (i) $25.86 in cash without interest and 12.4000 shares of Denbury Common Stock, (ii) $79.80 in cash without interest or (iii) 18.3454 shares of Denbury Common Stock, as further described in the sections entitled “The Merger—Consideration to Penn Virginia Shareholders” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” beginning on pages 79 and 144, respectively.

The approval by such shareholders of this proposal is required by Virginia law and is a condition to the completion of the Merger.

Approval of the Penn Virginia Merger Proposal requires the affirmative vote of the holders of more than two-thirds of the outstanding shares of Penn Virginia Common Stock entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the approval of the Penn Virginia Merger Proposal. Failure to vote on the Penn Virginia Merger Proposal will have the same effect as a vote “AGAINST” the approval of the Penn Virginia Merger Proposal.

The Penn Virginia board unanimously recommends a vote “FOR” the approval of the Penn Virginia Merger Proposal.

Penn Virginia Non-Binding Compensation Advisory Proposal

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, Penn Virginia is required to provide its shareholders the opportunity to vote to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to Penn Virginia’s named executive officers in connection with the Merger, as described in the section entitled “The Merger—Quantification of Potential Payments” beginning on page 137 . Accordingly, Penn Virginia shareholders are being provided the opportunity to cast an advisory vote on such payments.

As an advisory vote, this proposal is not binding upon Penn Virginia, Denbury or their respective boards, and approval of this proposal is not a condition to completion of the Merger and is a vote separate and apart from the Penn Virginia Merger Proposal. Accordingly, you may vote to approve the Penn Virginia Merger Proposal and vote not to approve the Penn Virginia Non-Binding Compensation Advisory Proposal, and vice versa. Because the merger-related executive compensation to be paid in connection with the Merger is based on the terms of the Merger Agreement as well as the contractual arrangements with Penn Virginia’s named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, if the Penn Virginia Merger Proposal is approved (subject only to the contractual conditions applicable thereto) and the Merger is completed. However, Penn Virginia seeks the support of its shareholders and believes that shareholders support is appropriate because Penn Virginia has a comprehensive executive compensation program designed to link the compensation of its executives with Penn Virginia’s performance and the interests of Penn Virginia shareholders. Accordingly, holders of shares of Penn Virginia Common Stock are being asked to vote on the following resolution:

RESOLVED, that the shareholders of Penn Virginia Corporation approve, on an advisory, non-binding basis, certain compensation that may be paid or become payable to the named executive officers of Penn Virginia Corporation in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Merger—Quantification of Potential Payments.”

Approval of the Penn Virginia Non-Binding Compensation Advisory Proposal requires that the number of votes cast “FOR” the proposal exceed the number of votes cast “AGAINST” the proposal. Abstentions, broker non-votes and failure to vote will not count as votes cast and will have no effect on the outcome of the vote.

The Penn Virginia board unanimously recommends a vote “FOR” the Penn Virginia Non-Binding Compensation Advisory Proposal.

THE MERGER

This discussion of the Merger is qualified in its entirety by reference to the Merger Agreement, which is attached to this joint proxy statement/prospectus as Annex A and incorporated by reference herein in its entirety. You should read the entire Merger Agreement carefully as it is the legal document that governs the Merger.

Transaction Structure

At the effective time of the Merger, Merger Sub will be merged with and into Penn Virginia and the separate corporate existence of Merger Sub will cease, and Penn Virginia will continue as the surviving entity in the Merger as a direct wholly owned subsidiary of Denbury. Immediately following the effectiveness of the Merger, Penn Virginia will be merged with and into LLC Sub and the separate corporate existence of Penn Virginia will cease, and LLC Sub will continue as the surviving entity as a direct wholly owned subsidiary of Denbury.

Consideration to Penn Virginia Shareholders

On the terms and subject to the conditions set forth in the Merger Agreement, upon the effective time of the Merger, each share of Penn Virginia Common Stock issued and outstanding immediately prior to the effective time of the Merger (except for shares owned by Penn Virginia, which will be cancelled with no consideration being delivered therefor) will be converted into the right to receive, at the election of the holder of such share of Penn Virginia Common Stock, either (i) the Mixed Election Consideration ($25.86 in cash without interest and 12.4000 shares of Denbury Common Stock), (ii) the Cash Election Consideration ($79.80 in cash without interest) or (iii) the Stock Election Consideration (18.3454 shares of Denbury Common Stock). The Cash and Stock Elections will be subject to proration to ensure that the total amount of cash paid to holders of Penn Virginia Common Stock is equal to $400 million.

Penn Virginia shareholders will not be entitled to receive any fractional shares of Denbury Common Stock in the Merger, and no Penn Virginia shareholder will be entitled to voting or other rights in respect of any fractional shares of Denbury Common Stock. Each holder of Penn Virginia Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Denbury Common Stock (after taking into account all shares of Penn Virginia Common Stock exchanged by such holder) will receive, in lieu thereof, cash in an amount equal to such fractional amount multiplied by the average of the volume weighted average price per share of Denbury Common Stock traded on the NYSE (as reported by Bloomberg, L.P. or, if not reported by Bloomberg, L.P., in another authoritative source mutually selected by Denbury and Penn Virginia) on each of the five consecutive trading days ending with the last complete trading day prior to the closing date.

Election Deadline

The election deadline will be 5:00 p.m., New York time, on the second business day prior to the effective time of the Merger or such other time as mutually agreed by Denbury and Penn Virginia. Denbury will publicly announce the anticipated election deadline at least five business days prior to the election deadline. If the effective time of the Merger is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date (which will be the second business day prior to the new effective time of the Merger or such other time as mutually agreed by Denbury and Penn Virginia), and Denbury will promptly announce any such delay and, when determined, the rescheduled election deadline.

Penn Virginia shareholders who hold their shares in “street name” may be subject to an earlier deadline. Therefore, Penn Virginia shareholders should carefully read any materials received from their bank, broker, nominee, trust company or other fiduciary.

Form of Election

The applicable form of election must be properly completed, signed and accompanied by:

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duly endorsed original certificates representing all of the shares of Penn Virginia Common Stock to which such form of election relates, duly endorsed in blank or otherwise in a form acceptable for transfer on Penn Virginia’s books (or appropriate evidence as to loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, as described in the form of election);

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a properly completed and signed notice of guaranteed delivery, as described in the instructions accompanying the form of election, from a firm which is a member of a registered national securities exchange or commercial bank or trust company having an office or correspondent in the U.S., provided that the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the notice of guaranteed delivery; or

•	if the shares of Penn Virginia Common Stock are held in book-entry form, the documents specified in the instructions accompanying the form of election.

In order to make a Mixed Election, Cash Election or Stock Election and/or no election, the properly completed and signed form of election, together with one of the items described above, must be actually received by the exchange agent at or prior to the election deadline in accordance with the instructions accompanying the form of election. Any shares with respect to which an election has not been properly made by the election deadline will be deemed No Election Shares.

Impact of Selling Shares of Penn Virginia Common Stock as to which an Election Has Already Been Made

Any subsequent transfer of shares of Penn Virginia Common Stock after an election has properly been made with respect to such shares will automatically revoke such election. Thus, any transferee of such shares of Penn Virginia Common Stock must properly make an election with respect to such shares of Penn Virginia Common Stock. If a transfer occurs after the election deadline, the election will automatically be revoked and the transferee will be deemed to have made no election with respect to such shares. See “—Election Revocation and Changes” below.

Election Revocation and Changes

An election may be revoked or changed with respect to all or a portion of the shares of Penn Virginia Common Stock covered by the election by the holder who submitted the applicable form of election, but only by written notice received by the exchange agent prior to the election deadline. If an election is revoked, or the Merger Agreement is terminated, and any share certificates have been transmitted to the exchange agent, the exchange agent will return those certificates to the Penn Virginia shareholder who submitted such certificates. Penn Virginia shareholders will not be entitled to revoke or change their elections following the election deadline, unless the Merger Agreement is thereafter terminated or the election deadline is thereafter delayed. As a result, Penn Virginia shareholders who have made elections will be unable to revoke their elections during the period between the election deadline and the date of completion of the Merger or termination of the Merger Agreement. Further, if a Penn Virginia shareholder transfers shares for which an election has been made following the election deadline, the election will automatically be revoked and, unless the election deadline is thereafter delayed, the transferee of such shares will not be permitted to make an election and such shares will be deemed No Election Shares.

Penn Virginia shareholders not making a valid election in respect of their shares of Penn Virginia Common Stock prior to the election deadline, including as a result of revocation, will be deemed non-electing holders. If it is determined that any purported Mixed Election, Cash Election or Stock Election was not properly made, the purported election will be deemed to be of no force or effect and the applicable shares will be deemed No

Election Shares, unless a proper election is subsequently made on a timely basis. The exchange agent has reasonable discretion to determine whether any election, revocation or change has been properly or timely made.

Non-Electing Holders

Penn Virginia shareholders who do not make the Mixed Election, Cash Election or Stock Election, whose election form and letter of transmittals are not received by the exchange agent by the election deadline, or whose forms of election are revoked and not resubmitted, improperly completed or not signed will be deemed No Election Shares. Penn Virginia shareholders not making an election in respect of some or all of their shares of Penn Virginia Common Stock will receive consideration based on the number of Penn Virginia shareholders who make the Mixed Election, Cash Election and Stock Election. See “—Proration and Adjustment Procedures” below.

Penn Virginia shareholders who do not make a valid election with respect to any shares of Penn Virginia Common Stock will receive written instructions from the exchange agent after completion of the Merger on how to exchange their shares of Penn Virginia Common Stock for the Merger Consideration.

Proration and Adjustment Procedures

Penn Virginia shareholders should be aware that any Cash Election or Stock Election they make, and any No Election Shares, may be subject to the proration and adjustment procedures provided in the Merger Agreement to ensure that the total amount of cash paid to holders of Penn Virginia Common Stock is equal to $400 million.

Therefore, if the aggregate amount of cash to be paid by Denbury in the Merger taking into account all Cash Elections and Mixed Elections would be more than $400 million, then the amount of cash per share of Penn Virginia Common Stock to be received by holders making a Cash Election will be reduced (pro rata across all outstanding shares of Penn Virginia Common Stock subject to a Cash Election, which are referred to as the “Cash Election Shares”), so that the aggregate cash paid to all Penn Virginia shareholders is equal to $400 million, and the remainder of the consideration in respect of those shares of Penn Virginia Common Stock subject to a Cash Election will be payable in shares of Denbury Common Stock and cash in lieu of fractional shares as described below.

Alternatively, if the aggregate amount of cash to be paid by Denbury in the Merger taking into account all Cash Elections and Mixed Elections and the number of No Election Shares would be less than $400 million, then each share of Penn Virginia Common Stock subject to a Stock Election, which shares are referred to collectively as the “Stock Election Shares,” would receive such amount of cash as is necessary to make the aggregate amount of cash to be paid by Denbury in the Merger equal $400 million, and the number of shares of Denbury Common Stock per Stock Election Share would be reduced as described below.

The proration and adjustment procedures work as follows:

If (A) the product of the number of the Cash Election Shares and $79.80 (the Cash Election Consideration) (such product being referred to as the “Cash Election Amount”) exceeds (B) (1) $400,000,000 minus (2) the product of the number of shares of Penn Virginia Common Stock that have made the Mixed Election and $25.86 (such difference being referred to as the “Available Cash Election Amount”), then each Cash Election Share will be converted into the right to receive (y) an amount of cash without interest equal to the product of the Cash Election Consideration and a fraction, the numerator of which will be the Available Cash Election Amount and the denominator of which will be the Cash Election Amount (such fraction, the “Cash Fraction”) and (z) a number of shares of Denbury Common Stock equal to the product of (1) the Exchange Ratio of 18.3454 shares of Denbury Common Stock per share of Penn Virginia Common Stock and (2) one minus the Cash Fraction.

If the Available Cash Election Amount exceeds the Cash Election Amount and the number of No Election Shares is less than the Cash Election Shortfall Number (as defined below), then each Stock Election Share will be converted into the right to receive (A) an amount of cash (without interest) equal to (1) the Cash Election Shortfall Amount (as defined below) minus the product of the number of No Election Shares and the Cash Election Consideration, divided by (2) the number of Stock Election Shares and (B) a number of shares of Denbury Common Stock equal to the product of (1) the Exchange Ratio of 18.3454 shares of Denbury Common Stock per share of Penn Virginia Common Stock and (2) a fraction, the numerator of which will be the Cash Election Consideration minus the amount calculated in clause (A) and the denominator of which will be the Cash Election Consideration.

If the Cash Election Amount equals or exceeds the Available Cash Election Amount, then each No Election Share will be converted into the right to receive 18.3454 shares of Denbury Common Stock. If the Available Cash Election Amount exceeds the Cash Election Amount (the amount by which the Available Cash Election Amount exceeds the Cash Election Amount referred to as the “Cash Election Shortfall Amount”), then (A) if the number of No Election Shares is less than or equal to an amount equal to the Cash Election Shortfall Amount divided by the Cash Election Consideration (such quotient referred to as the “Cash Election Shortfall Number”), then each No Election Share will be converted into the right to receive the Cash Election Consideration, and (B) if the number of No Election Shares is greater than the Cash Election Shortfall Number, then each No Election Share will be converted into the right to receive (A) an amount of cash (without interest) equal to the Cash Election Shortfall Amount divided by the number of No Election Shares and (B) a number of shares of Denbury Common Stock equal to the product of (1) the Exchange Ratio of 18.3454 shares of Denbury Common Stock per share of Penn Virginia Common Stock and (2) a fraction, the numerator of which will be the Cash Election Consideration minus the amount calculated in clause (A) and the denominator of which will be the Cash Election Consideration.

Neither Denbury nor Penn Virginia is making any recommendation as to whether Penn Virginia shareholders should make a Cash Election, Stock Election, Mixed Election or no election in the Merger. You must make your own decision with respect to such election. No guarantee can be made that you will receive the amount of cash consideration or stock consideration you elect. As a result of the proration procedures and other limitations described in this joint proxy statement/prospectus and in the Merger Agreement, you may receive stock consideration or cash consideration in amounts that are different from the amounts you elect to receive. Because the value of the stock consideration and cash consideration may differ, you may receive consideration having an aggregate value that is less than the aggregate value of the consideration you elected to receive.

Background of the Merger

On May 12, 2016, Penn Virginia and eight of its subsidiaries filed voluntary petitions (In re Penn Virginia Corporation, et al., Case No. 16-32395) seeking relief under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia. On August 11, 2016, the bankruptcy court confirmed the Second Amended Joint Chapter 11 Plan of Reorganization of Penn Virginia Corporation and its debtor affiliates, and Penn Virginia subsequently emerged from bankruptcy on September 12, 2016. Upon emergence, the Penn Virginia board consisted of three directors: Messrs. Harry Quarls, Darin Holderness and Marc McCarthy, with Mr. Quarls serving as chairman of the Penn Virginia board. In October 2016, the size of the Penn Virginia board was expanded by one director, and Mr. Jerry Schuyler was appointed to the Penn Virginia board. On December 28, 2016, shares of Penn Virginia Common Stock began trading on the Nasdaq Global Select Stock Market.

In December 2016, the Penn Virginia board and senior management began an informal review and assessment of Penn Virginia’s strategic alternatives and authorized the engagement of Jefferies to act as Penn Virginia’s exclusive financial advisor in connection with the review and assessment. The Penn Virginia board considered other financial advisors and selected Jefferies based upon, among other things, Jefferies’ reputation, experience in mergers and acquisitions and familiarity with Penn Virginia.

During the first quarter of 2017, Penn Virginia’s senior management and the Penn Virginia board, in consultation with Jefferies, began to identify candidates for a potential transaction with Penn Virginia based on, among other criteria, financial strength, quality of assets and management and relative performance of publicly traded equity securities, if applicable. In its earnings release in March 2017, Penn Virginia publicly disclosed that Penn Virginia was evaluating strategic alternatives available to the company to maximize shareholder value.

During the second quarter of 2017, at the direction of the Penn Virginia board, Jefferies contacted 37 potential buyers or merger partners, 23 of whom entered into nondisclosure agreements with Penn Virginia. At the direction of the Penn Virginia board, Jefferies provided these parties with financial, operational and reserves data, as well as other data to help in their evaluation of a potential combination with Penn Virginia. At various times, representatives of Jefferies provided updates to the Penn Virginia board regarding the process. Three companies submitted indications of interest on June 1, 2017. One bid involved an acquisition of Penn Virginia by another public company and two bids involved a combination of Penn Virginia with private companies. At meetings of the Penn Virginia board in early June 2017, representatives of Jefferies and Gibson Dunn & Crutcher LLP (“Gibson Dunn”), counsel to Penn Virginia, reviewed with the Penn Virginia board the proposals. The Penn Virginia board discussed each submission and instructed Jefferies to clarify certain information with one bidder. Following further discussion, the Penn Virginia board ultimately determined it was in the best interests of Penn Virginia and its shareholders to not pursue such indications of interest further.

On June 5, 2017, another potential buyer entered into a nondisclosure agreement with Penn Virginia and was provided with data room access on June 13, 2017. Following joint management presentations in mid-June, the potential buyer submitted a merger proposal to Penn Virginia on June 30, 2017. Additionally, on June 12, 2017, another potential buyer submitted an indication of interest to Penn Virginia management. Following discussion with Jefferies, the Penn Virginia board decided that it was in the best interests of Penn Virginia shareholders to not move forward with either party.

In July 2017, Penn Virginia announced the acquisition from Devon Energy Corporation of approximately 19,600 net acres in the Eagle Ford, expanding its core leasehold position and increasing its working interest in certain Penn Virginia owned properties.

In August 2017, Mr. John Brooks, interim principal executive officer and chief operating officer since Penn Virginia’s emergence from bankruptcy, was named chief executive officer of Penn Virginia and appointed to the expanded Penn Virginia board, and Mr. Quarls was named executive chairman of the Penn Virginia board.

At various times in 2017 and 2018, Penn Virginia engaged in discussions with certain of its largest shareholders, who were party to confidentiality agreements, regarding strategic alternatives for Penn Virginia. Penn Virginia also engaged in discussions with certain private equity firms regarding potential alternatives for financing acquisitions by Penn Virginia.

In January 2018, Penn Virginia announced the acquisition from Hunt Oil Company of approximately 9,700 net acres in the Eagle Ford, increasing its working interest in, and operatorship of, existing Penn Virginia owned properties.

Additionally, in January 2018, Mr. Quarls retired from the Penn Virginia board effective February 28, 2018, and agreed to provide consulting services as requested by the Penn Virginia board through the end of 2018.

In addition, in January 2018, the size of the Penn Virginia board was increased by one, such that there were two vacancies. Pursuant to a support agreement between Penn Virginia and Penn Virginia shareholder, SVP, and funds affiliated with SVP, Mr. David Geenberg was appointed to fill one of the vacancies. Mr. Michael Hanna, affiliated with Penn Virginia shareholder, KLS, was appointed to fill the other vacancy. Each of Messrs. Holderness and Geenberg was elected non-executive co-chairman of the Penn Virginia board, and the Penn Virginia bylaws were amended to provide for the co-chairman structure.

In March 2018, Mr. McCarthy resigned from the Penn Virginia board and the size of the Penn Virginia board was reduced by one director.

From time to time, Denbury has evaluated the potential for enhanced oil recovery in basins in which it does not currently have operations, including the Eagle Ford.

On March 1, 2018, Guggenheim met with Denbury’s senior management to review and discuss the market generally, including a summary of recent acquisitions and divestitures activity. In that meeting, Guggenheim also presented ideas around potential expansion opportunities for Denbury in new basins where Denbury could utilize its enhanced oil recovery expertise, with particular emphasis on the Eagle Ford. During such discussion, Guggenheim also noted Penn Virginia’s position in the Eagle Ford as a potentially attractive area for enhanced oil recovery development. Following the March 1 meeting, Denbury’s senior management met with Guggenheim again on March 21, 2018 to review in further detail enhanced oil recovery activity in the Eagle Ford and a potential strategic business combination with Penn Virginia.

Following the March 21 meeting with Guggenheim, Denbury formed a technical team to collaborate with Guggenheim on assessing the merits of enhanced oil recovery operations in the Eagle Ford. The results of the evaluation were encouraging, particularly the results from recent multi-well enhanced oil recovery pilot programs conducted by other operators. The team continued to progress its technical evaluation throughout the process.

On March 29, 2018, Denbury management met with the Denbury board at a regularly scheduled board meeting. Among other topics discussed in that meeting, Denbury management provided a preliminary review of enhanced oil recovery operations in the Eagle Ford and raised the prospect of a combination of Denbury with Penn Virginia. After the board meeting, the Denbury board authorized Guggenheim to approach Penn Virginia to discuss the possibility of a combination with Denbury.

On April 2, 2018, representatives of Jefferies reviewed with the Penn Virginia board the M&A market and the trading history of Penn Virginia Common Stock.

On April 4, 2018, Guggenheim contacted Mr. Holderness to discuss the possibility of a strategic combination between Denbury and Penn Virginia and convey Denbury’s interest in scheduling a meeting with the management of Penn Virginia to further explore these topics. Mr. Holderness indicated that he would like to discuss the proposal with members of the Penn Virginia board to assess their interest in further exploring a combination with Denbury.

On April 10, 2018, there was a follow-up conversation between Mr. Holderness and a representative of Guggenheim in which Mr. Holderness conveyed that the Penn Virginia board was interested in learning more about Denbury’s business and was potentially open to subsequent discussions.

On April 23, 2018, a representative of Guggenheim contacted Mr. Holderness again on behalf of Denbury to raise the prospect of a combination of Penn Virginia and Denbury and to attempt to arrange a meeting between principals of Penn Virginia and Denbury to discuss Denbury’s business and the potential of a combination of the companies. Mr. Holderness later informed the Penn Virginia board of the conversation with Guggenheim. Also on April 23, 2018, Guggenheim sent Mr. Holderness a short presentation that was based on publicly available information that described Denbury’s business, the potential for enhanced oil recovery in the Eagle Ford, and the rationale supporting a potential combination with Penn Virginia.

On April 26, 2018, Mr. Holderness and Guggenheim agreed to schedule a meeting between the management teams of Denbury and Penn Virginia and their respective advisors. The purpose of the meeting would be for Denbury management to make a short presentation about Denbury’s business and to highlight the benefits of a combination with Penn Virginia.

On May 2, 2018, a representative from the financial advisor to a publicly traded E&P company (“Party A”), contacted Mr. Brooks to raise the prospect of a combination of Penn Virginia and Party A and to attempt to arrange a meeting between principals of Penn Virginia and Party A to discuss Party A’s business and the potential of a combination of the companies. Mr. Brooks later informed the Penn Virginia board of the conversation with Party A’s financial advisor. Also in May of 2018, Party A’s financial advisor provided a presentation to Jefferies regarding Party A’s business.

On May 15, 2018, members of Penn Virginia’s management met with a member of senior management of Party A to discuss a potential combination of Penn Virginia and Party A.

On May 21, 2018, members of Penn Virginia’s management met with members of Denbury’s management and were accompanied by representatives of Guggenheim and Jefferies. In the meeting, Mr. Kendall provided an overview of Denbury’s business and also discussed the merits of a combination with Penn Virginia. At the conclusion of the meeting, Mr. Holderness suggested that Penn Virginia’s board would give further consideration to the proposed transaction.

On May 22, 2018, Guggenheim gave a presentation to the Denbury board that summarized Guggenheim’s perspectives on enhanced oil recovery operations in the Eagle Ford and the potential strategic rationale and financial benefits of a combination with Penn Virginia.

In June 2018, representatives of Guggenheim and Jefferies had several conversations about the possibility of advancing discussions regarding a potential combination between Denbury and Penn Virginia.

At a special meeting of the Penn Virginia board held on June 15, 2018 attended by representatives of Jefferies and Gibson Dunn, at the request of the Penn Virginia board, representatives of Jefferies reviewed with the Penn Virginia board the M&A market and a potential strategic alternatives process for Penn Virginia. The Penn Virginia board determined to commence a formal evaluation of Penn Virginia’s strategic alternatives to maximize shareholder value and authorized the engagement of Jefferies in connection with such strategic review.

On June 20, 2018, Jefferies contacted Guggenheim and indicated that Penn Virginia would likely conduct a review of strategic alternatives and that Denbury would be invited to participate in the process.

During the remainder of June and July 2018, Jefferies and Penn Virginia senior management identified 30 potential candidates who could have an interest in a potential transaction with Penn Virginia based on, among other criteria, financial strength, strategy, quality of management and quality of assets and proximity of assets to Penn Virginia’s leasehold interests, and performance of publicly traded equity securities where applicable. These companies consisted of public independent E&P companies, selected private companies and private equity firms.

On July 16, 2018, Guggenheim met with the Denbury board to provide an update on recent discussions with Jefferies and to continue reviewing a potential combination with Penn Virginia.

On July 23, 2018, Penn Virginia issued a press release announcing the intent of the Penn Virginia board to evaluate a range of strategic alternatives to enhance shareholder value, including without limitation, a corporate sale, merger or other business combination, one or more strategic acquisitions or other transactions. Following issuance of the press release, Party A’s financial advisor contacted Jefferies and indicated that Party A would not be interested in pursuing a transaction at that time given other strategic commitments.

On July 27, 2018, Denbury executed a confidentiality agreement with Penn Virginia, and in August and September 2018, Penn Virginia entered into confidentiality agreements with 11 other companies. The confidentiality agreements were entered into in order to share confidential information in connection with potential interest in a transaction with Penn Virginia. The form confidentiality agreement provided to each of these companies contained a two-year standstill with customary “don’t ask, don’t waive” provisions prohibiting a party from requesting amendment, modification or waiver of any provision of the standstill. Each of the 12 parties conducted varying levels of preliminary due diligence. Based on expressed interest, data room presentations were made on behalf of Penn Virginia to nine of those parties, including a presentation by Jefferies on August 15, 2018 to Denbury management and Guggenheim regarding Penn Virginia’s business.

On a regular basis between August 17 and September 26, 2018, representatives of Jefferies provided the Penn Virginia board with updates on the process. Representatives of Jefferies reviewed for the Penn Virginia board the status of each participant’s due diligence review, as well as any feedback from the participants regarding Penn Virginia or their interest in pursuing a transaction.

On August 17, 2018, Penn Virginia engaged Skadden to serve as special counsel to Penn Virginia, along with Gibson Dunn, in connection with its strategic review process.

On September 4, 2018, the Penn Virginia board held a telephonic meeting with representatives of Jefferies and Skadden to receive an update on the status of the strategic alternatives process. Jefferies reported that 10 of the prospective bidders were actively conducting diligence of Penn Virginia and making inquiries of management. The remaining prospective bidders were not actively participating in the diligence process.

On September 6, 2018, Penn Virginia posted to the virtual data room a form of merger agreement for a transaction with Penn Virginia. Prospective counterparties were instructed to submit a mark-up of the form merger agreement with their non-binding proposals by September 25, 2018.

On September 10, 2018, the size of the Penn Virginia board was increased by one director and Mr. Frank Pottow was appointed to the Penn Virginia board.

On September 18, 2018, the Denbury board held a regularly scheduled in-person meeting attended by Denbury management and, for a portion thereof, representatives of Vinson & Elkins, Denbury’s outside legal counsel, and Guggenheim. Guggenheim detailed a preliminary financial analysis of the proposed transaction with Penn Virginia. Guggenheim also reviewed the bid instructions provided by Penn Virginia to the prospective bidders, as well as reverse due diligence requests. Vinson & Elkins then reviewed with the Denbury board a presentation detailing the duties and responsibilities of the Denbury board relative to the potential transaction. Following discussion, Vinson & Elkins reviewed the structure and financial terms of the potential transaction, the key approvals required, the conditions to closing, and various other terms and covenants set forth in the draft merger agreement that Penn Virginia had made available in the virtual data room. After Guggenheim and Vinson & Elkins left the meeting, Denbury management and the Denbury board continued to discuss the potential transaction, including long-term strategy and rationale, as well as matters related to proposed merger consideration (including amount, potential premium, and the mix between Denbury stock and cash). Following such discussion, the Denbury board provided its unanimous approval for Denbury management to continue moving the process forward towards the submission of a non-binding bid.

Between September 18 and September 23, 2018, Denbury management, Vinson & Elkins and Guggenheim worked on a non-binding proposal, including the economic terms and a high-level summary of the issues presented in Penn Virginia’s bid-form merger agreement.

On September 23, 2018, the Denbury board held a telephonic meeting attended by Denbury management and representatives of Vinson & Elkins and Guggenheim. Denbury management and Guggenheim reviewed a draft bid letter. The draft bid letter provided for the acquisition of 100% of the equity interests in Penn Virginia at a 20% premium to Penn Virginia’s five-day volume weighted average price (“VWAP”), via a cash election merger, with the consideration comprised of 75% stock and 25% cash as of the date of signing a definitive merger agreement. Based on the respective closing prices of Denbury and Penn Virginia shares on September 21,

2018, Penn Virginia shareholders would have the right to elect to receive 16.53 shares of Denbury common stock or $92.40 in cash, both fixed at the time of signing a definitive agreement, for each share of Penn Virginia common stock they own, with Penn Virginia shareholders owning approximately 30% of the combined company on a net fully diluted basis upon completion of the transaction. The Denbury board, Denbury management and the Denbury advisors also discussed other matters included in the draft bid proposal, such as the requested list of reverse due diligence items, the potential acquisition timeline, and governance matters, including the potential expansion of the Denbury board to include one or more Penn Virginia directors. Vinson & Elkins reviewed the merger agreement issues list to be attached to the bid letter and noted the high-level contract issues based on a review of the draft merger agreement. Guggenheim also provided the Denbury board with a preliminary financial analysis of the proposed transaction and potential exchange ratios. After dismissing Guggenheim and Vinson & Elkins from the meeting, the Denbury board and Denbury management continued a discussion of the potential bid, following which the Denbury board unanimously approved moving forward with the non-binding bid pursuant to the terms set forth in the bid letter, as well as conditioning the proposal on Penn Virginia agreeing to negotiate exclusively with Denbury through November 1, 2018.

On September 25, 2018, Denbury submitted its non-binding proposal to Penn Virginia. Based on the five-day VWAP of $77.6124 on September 24, 2018, the date of Denbury’s non-binding proposal, Denbury’s non-binding proposal on the terms as indicated above represented an implied value of $93.13 per share of Penn Virginia Common Stock. In lieu of a mark-up of the form merger agreement, Denbury submitted a detailed issues list with its non-binding proposal.

On September 26, 2018, the Penn Virginia board held a telephonic meeting with representatives of Jefferies, Skadden and Gibson Dunn to discuss initial reactions to three non-binding written proposals submitted by each of Denbury, a publicly-traded E&P company (“Party B”), and a privately held E&P portfolio company of a private equity firm (“Party C”), and one non-binding verbal proposal submitted by a publicly-traded E&P company (“Party D”).

Party B’s non-binding proposal contemplated a merger transaction where each share of Penn Virginia Common Stock would receive between $76.61 and $80.51 in cash and common stock of Party B. Party B’s proposal did not specify the percentage of cash or stock consideration or the method for valuing the stock component and did not provide the means by which Party B would finance all consideration necessary to fund the transaction, but did indicate that the transaction would be contingent upon Party B’s divestiture of certain assets prior to a transaction with Penn Virginia. Party B did not submit a mark-up of the form merger agreement or a list of issues with respect to the form merger agreement.

Party C’s non-binding proposal contemplated a transaction in which Party C would merge with a subsidiary of Penn Virginia in an “up-c” transaction structure, where the existing Penn Virginia shareholders would continue to own their shares of Penn Virginia Common Stock, and the equityholders of Party C would be entitled to approximately 50% of the outstanding shares of Penn Virginia Common Stock on a pro forma basis. Party C’s proposal did not provide detail supporting the pro forma ownership of Penn Virginia shareholders following the consummation of the proposed merger or the implied value to Penn Virginia shareholders. Party C did not submit a mark-up of the form merger agreement or a list of issues with respect to the form merger agreement.

Party D’s non-binding proposal contemplated a merger transaction at an enterprise value of $1.3 billion, implying that each share of Penn Virginia common stock would receive an estimated value of approximately $56.36, with the consideration comprising 30% cash and 70% Party D common stock. Party D’s proposal did not specify the method for valuing the stock component. Party D did not submit a mark-up of the form merger agreement or a list of issues with respect to the form merger agreement.

During the September 26 meeting of the Penn Virginia board, representatives of Jefferies reviewed with the Penn Virginia board the details of the four proposals, including the amount and form of consideration proposed, further due diligence requests, conditions and necessary approvals included in, and the implied value to Penn Virginia shareholders represented by, each proposal. The Penn Virginia board then discussed each proposal in detail but focused primarily on the Denbury proposal because the Denbury proposal represented the highest implied value and was the most fully developed proposal received. Following discussion, the Penn Virginia board decided to seek further information regarding Denbury and its proposal, given that Denbury’s proposal included a significant amount of Denbury Common Stock as a form of consideration.

On September 28, 2018, the Penn Virginia board held a telephonic meeting with representatives of Jefferies, Skadden and Gibson Dunn to again review the non-binding proposals Penn Virginia had received from Denbury, Party B, Party C and Party D, which had further submitted its written non-binding proposal on September 27, 2018. The Penn Virginia board directed Jefferies to contact Party B and Party C with respect to their proposals and following discussions with Jefferies, concluded that Party D’s offer was too low, and the likelihood of raising it meaningfully too remote, to warrant further discussion with Party D. At this meeting, representatives of Jefferies reviewed with the Penn Virginia board information relating to Denbury. The Penn Virginia board also discussed whether Denbury had the ability to increase the cash component of the consideration or otherwise reduce the exposure of Penn Virginia shareholders to declines in the Denbury share price between signing and closing. The Penn Virginia board decided to meet again on October 1, 2018 to provide each director with additional time to evaluate the proposals.

On October 1, 2018, the Penn Virginia board held a telephonic meeting with representatives of Jefferies, Skadden and Gibson Dunn to further discuss the non-binding proposals. Representatives of Jefferies updated the Penn Virginia board on its recent discussions with Guggenheim regarding the terms of Denbury’s proposal. Jefferies informed the Penn Virginia board that, based on such discussions, it was unlikely that Denbury would be willing to substantially increase the cash component of the consideration or to include in its proposal a mechanism to reduce the exposure of Penn Virginia shareholders to declines in the Denbury share price between signing and closing. Representatives of Jefferies also discussed with Penn Virginia management and the Penn Virginia board Jefferies’ ongoing review of Denbury’s valuation.

On October 5, 2018, the Penn Virginia board held a telephonic meeting with representatives of Jefferies, Skadden and Gibson Dunn to discuss ongoing diligence of Denbury and the status of Jefferies’ discussions with Denbury, Party B, Party C and Party D. During this meeting, representatives of Jefferies advised that, based on discussions with Party B and Party C, it was unlikely Party B and Party C would be able to significantly improve their respective proposals. After discussion, the Penn Virginia board instructed Jefferies to obtain further financial information with respect to Denbury and to make a counterproposal of $105 per share of Penn Virginia Common Stock with at least 30% of the consideration consisting of cash. Following the Penn Virginia board meeting, representatives of Jefferies contacted Guggenheim and summarized the Penn Virginia counterproposal.

On October 7, 2018, the Denbury board held a telephonic meeting attended by Denbury management and representatives of Vinson & Elkins and Guggenheim. Mark Allen, Denbury’s Chief Financial Officer, provided a status update on negotiations with Penn Virginia and Guggenheim and then summarized Penn Virginia’s verbal counterproposal. Guggenheim also reviewed certain preliminary financial information related to the Penn Virginia counterproposal. After discussion, the Denbury board authorized Guggenheim to communicate to Jefferies a revised, non-binding proposal from Denbury to include a 25% premium to Penn Virginia’s five-day VWAP as of October 5, 2018, and a cash component fixed at $400 million, with the remaining consideration to be in the form of Denbury Common Stock. As in the prior non-binding proposal, the offer would be conditioned upon Penn Virginia agreeing to negotiate exclusively with Denbury through November 1, 2018. Following the meeting, Guggenheim contacted Jefferies and detailed the Denbury counterproposal.

On October 8, 2018, the Penn Virginia board held a telephonic meeting with representatives of Jefferies, Skadden and Gibson Dunn. Representatives of Jefferies relayed to the Penn Virginia board the terms of a revised proposal from Denbury. The revised proposal contemplated a 25% premium to Penn Virginia’s five-day VWAP as of Friday, October 5, 2018. Representatives of Jefferies also reported that Denbury had again rejected a request to include in the proposal a collar to reduce the exposure of Penn Virginia shareholders to declines in the Denbury share price between signing and closing. The Penn Virginia board discussed the revised proposal, as well as the proposals that had been received from Party B and Party C, and following discussion, concluded to continue discussions with Denbury. The Penn Virginia board then instructed Jefferies to make a counterproposal to Denbury of a 25% premium to Penn Virginia’s five-day VWAP as of Monday, October 8, 2018, with the cash component fixed at $400 million. The counterproposal represented an implied value of $103.77 per share of Penn Virginia Common Stock.

On October 10, 2018, the Penn Virginia board held a meeting with Penn Virginia senior management and representatives of Jefferies, Skadden and Gibson Dunn in attendance. Representatives of Jefferies provided an update on discussions with Denbury and Denbury’s latest proposal, which reflected a 25% premium based on a 15-day VWAP immediately prior to signing a definitive agreement, with the aggregate cash component fixed at $400 million. Representatives of Skadden provided the Penn Virginia board with an overview of the fiduciary duties governing transactions of this nature. Representatives of Skadden also discussed the issues that Denbury had raised with respect to the draft merger agreement. After further discussion and consultation with Penn Virginia senior management and Penn Virginia’s financial and legal advisors, the Penn Virginia board instructed Jefferies to make a counterproposal to Denbury based on an implied fixed exchange ratio of 16.2 shares of Denbury Common Stock per share of Penn Virginia Common Stock, instead of an exchange ratio based on a VWAP prior to execution of a merger agreement. The counterproposal retained the cash component of the consideration at an aggregate of $400 million. Subsequently, members of Denbury’s senior management team made a presentation to the Penn Virginia board regarding Denbury’s business.

On October 11, 2018, representatives of Vinson & Elkins and Skadden discussed Denbury’s merger agreement issues list.

Also on October 11, 2018, the Denbury board held a telephonic meeting attended by Denbury management and representatives of Vinson & Elkins and Guggenheim. Chris Kendall, Denbury’s President and Chief Executive Officer, provided the Denbury board with a status update on the negotiations with Penn Virginia, as well as a review of the management team’s presentation to the Penn Virginia board the previous day. Mr. Kendall also provided a summary review of a revised bid proposal received from Jefferies, including a fixed exchange ratio of 12.094 shares of Denbury Common Stock per share of Penn Virginia Common Stock and a fixed cash component of $400 million, implying an aggregate fixed exchange ratio of 16.2 shares of Denbury Common Stock per share of Penn Virginia Common Stock. Guggenheim then reviewed with the Denbury board preliminary financial analyses of the offer and potential counterproposals. Discussion and inquiry ensued, following which the Denbury board discussed a proposed counteroffer and revised draft bid letter providing for the acquisition of 100% of the equity interests in Penn Virginia via a cash election merger in which Denbury would issue in the aggregate 186.397 million shares and $400 million in cash to Penn Virginia’s shareholders, or 12.094 Denbury shares and $25.88 in cash per Penn Virginia share. The Denbury board further discussed other aspects of the potential transaction, the proposed financing, the requested list of reverse due diligence items, the potential acquisition timeline, and governance matters, including the potential expansion of the Denbury board to include a certain number of current Penn Virginia directors. After such discussion, the Denbury board unanimously approved moving forward with the revised bid pursuant to the terms set forth in the bid letter presented to the Denbury board, including a condition that Penn Virginia agree to negotiate exclusively with Denbury through November 5, 2018, and authorized Guggenheim to communicate the terms of the revised bid to Penn Virginia’s financial advisor. Later on October 11, Denbury delivered to Jefferies a revised proposal.

During the evening on October 11, 2018, the Penn Virginia board held a telephonic meeting attended by Penn Virginia senior management and representatives of Jefferies, Skadden and Gibson Dunn. The Penn Virginia board discussed Denbury’s revised proposal and the request for exclusivity and authorized Penn Virginia to enter into an exclusivity agreement with Denbury.

During the period from October 11 through October 28, 2018, the parties and their representatives conducted due diligence on each other.

On October 12, 2018, Vinson & Elkins sent a revised draft of the merger agreement to Skadden. Among other things, the revised draft contained (i) an election mechanism whereby Penn Virginia shareholders would be given the option to elect to receive either all Denbury Common Stock, all cash or a mix of Denbury Common Stock and cash in exchange for their shares of Penn Virginia Common Stock, in each case subject to proration and adjustment based on the actual elections of Penn Virginia shareholders; (ii) a reciprocal termination fee of 3.75% of Penn Virginia’s equity value payable under specified circumstances, including if the merger agreement was terminated in response to a party’s breach of the “no shop” provision; and (iii) a separate, reciprocal expense reimbursement fee of 1% of Penn Virginia’s equity value payable by either party if such party’s shareholders voted against the proposed merger without an alternative, competing proposal. The revised draft merger agreement prepared by Vinson & Elkins also provided that Penn Virginia would enforce its existing confidentiality agreements, with an exception that permitted the Penn Virginia board to waive the standstill to allow for confidential offers if the Penn Virginia board determined, in consultation with its outside counsel, that failing to do so would be inconsistent with its fiduciary duties.

On October 16, 2018, Penn Virginia senior management and representatives of Skadden and Gibson Dunn discussed the key outstanding issues based on the latest revised draft of the merger agreement.

On October 17, 2018, Skadden sent a revised draft of the merger agreement to Vinson & Elkins. The draft included a revised election consideration mechanism with a proration component, such that the amount of cash to be paid in the transaction would be $400 million. The revised draft contained a lower reciprocal termination fee of 3.40% of Penn Virginia’s equity value payable under specified circumstances, not including termination for breach of the “no-shop” provision. It did not contain an expense reimbursement fee in the event of a stockholder “no” vote.

On October 19, 2018, the Penn Virginia board held a meeting with Penn Virginia senior management and representatives of Jefferies, Skadden and Gibson Dunn in attendance. Representatives of Jefferies reviewed with the Penn Virginia board Jefferies’ preliminary financial analysis regarding the merger consideration proposed to be paid by Denbury. The Penn Virginia board discussed the recent decline in the trading price of Denbury’s Common Stock and its effect on the implied value of the proposed merger consideration. Representatives of Skadden reviewed for the Penn Virginia board the open issues on the merger agreement.

On October 20, 2018, representatives of Vinson & Elkins and Skadden discussed open issues on the merger agreement.

On October 21, 2018, the Denbury board held a telephonic meeting attended by Denbury management and representatives of Guggenheim to discuss the status of the negotiations with Penn Virginia. Jim Matthews, Denbury’s General Counsel, reviewed with the Denbury board the status of negotiations on the draft merger agreement and noted certain of the high-level issues, as well as the status of due diligence and potential voting agreements from certain of Penn Virginia’s significant shareholders. Guggenheim summarized the discussions it had held with Jefferies relating to an acquisition timeline and proposed signing date. Mr. Allen then provided the Denbury board with an overview of the proposed financing for the potential transaction.

Also on October 21, 2018, Vinson & Elkins sent a revised draft of the merger agreement to Skadden. The revised draft included the higher termination fee percentage of 3.75% of Penn Virginia’s equity value, payable for breach of the “no-shop” provision. It also contained an expense reimbursement fee of 1% of Penn Virginia’s equity value, or approximately $12.6 million, in the event of a shareholder “no” vote. The draft also rejected an acknowledgment that, in the event of a breach by Denbury, Penn Virginia’s damages would include, to the extent proven, the loss by Penn Virginia’s shareholders of the premium in the transaction and further provided that two Penn Virginia directors would be appointed to the Denbury board at closing.

On October 22, 2018, Penn Virginia senior management and representatives of Skadden and Gibson Dunn discussed the key outstanding issues based on the latest revised draft of the merger agreement.

Also on October 22, 2018, the Denbury board held a telephonic meeting attended by Denbury management, representatives of Vinson & Elkins and representatives of JPMorgan Chase Bank, N.A. (“JP Morgan”) to discuss the proposed commitment of JP Morgan related to the financing of the transaction.

On October 23, 2018, Skadden sent a revised draft of the merger agreement to Vinson & Elkins. The revised draft (i) rejected the previously proposed termination fee of 3.75% of Penn Virginia’s equity value (without including a specific counter-proposal), (ii) rejected the proposal that the termination fee be payable for a breach of the “no-shop” provisions, (iii) rejected the requirement of an expense reimbursement fee of 1% of Penn Virginia’s equity value payable by a party whose shareholders fail to approve the transaction, (iv) included an acknowledgment that, in the event of a breach by Denbury, Penn Virginia’s damages would include, to the extent proven, the loss by its shareholders of the premium in the transaction and (v) rejected Denbury’s proposal that two members of the Penn Virginia board be appointed to the Denbury board at closing (without including a specific counter-proposal).

That evening, the Denbury board held a telephonic meeting attended by Denbury management and representatives of Vinson & Elkins and Guggenheim. Guggenheim advised the Denbury board that based on discussions with Jefferies, Guggenheim anticipated that Penn Virginia would make a counterproposal due to the volatility in Denbury’s stock price. Mr. Matthews and Vinson & Elkins provided the Denbury board with a summary of the major legal issues in the negotiation of the merger agreement, including the amount of the termination fee and under what circumstances it would be due, the reimbursement of expenses, the calculation of damages and governance issues with respect to board seats.

On October 24, 2018, the Penn Virginia board held a meeting with Penn Virginia senior management and representatives of Jefferies, Skadden and Gibson Dunn in attendance. Representatives of Jefferies reviewed with the Penn Virginia board Jefferies’ updated preliminary financial analysis regarding the merger consideration proposed to be paid by Denbury. The Penn Virginia board also discussed the greater decline in Denbury’s stock price relative to the decline in price of Penn Virginia’s stock, the effect of such declines on the implied price and premium represented by the Denbury proposal and the potential effect on Penn Virginia’s ability to obtain the approval of its shareholders for a transaction with Denbury. Representatives of Skadden then reviewed for the Penn Virginia board the open issues on the merger agreement and provided a summary of the proposed voting agreements that Denbury was requiring from certain large shareholders of Penn Virginia, as well as the directors and officers of Penn Virginia (beneficially owning, in the aggregate, approximately 15% of the outstanding Penn Virginia Common Stock). Following discussion, the Penn Virginia board instructed Jefferies to make a counterproposal to Denbury that reflected a 25% premium to Penn Virginia’s five-day VWAP as of the close of business on October 26, 2018, and a cash component fixed at $400 million, with the remaining consideration to be in the form of Denbury Common Stock.

Following the Penn Virginia board meeting, Jefferies contacted Guggenheim and detailed the terms of Penn Virginia’s counterproposal.

Later that evening, the Denbury board held a telephonic meeting attended by Denbury management and representatives of Vinson & Elkins and Guggenheim. Mr. Kendall provided an overview for the Denbury board of Penn Virginia’s counterproposal. Guggenheim informed the Denbury board that Jefferies had noted that the counterproposal was made following a Penn Virginia board meeting and due to the decline in stock prices since the initial bid proposal. Following discussion and feedback from each Denbury board member and Denbury management, as well as counsel and guidance from Denbury’s financial and legal advisors, the Denbury board determined to monitor the market through its closing on Friday, October 26, 2018, following which a response to Penn Virginia’s counterproposal would be formulated.

On October 26, 2018, the Denbury board held a telephonic meeting attended by Denbury management and representatives of Vinson & Elkins and Guggenheim. Mr. Kendall, together with Guggenheim, provided the Denbury board with an update on the negotiations with Penn Virginia and its advisors. Vinson & Elkins reviewed for the Denbury board the outstanding legal points in the merger agreement negotiations, and Mr. Matthews provided an update on ongoing due diligence. The Denbury board then authorized Guggenheim to provide Penn Virginia with Denbury’s counterproposal in the form of a “best and final offer” and in line with the parameters discussed at the meeting, including an exchange ratio of 12.400 shares of Denbury Common Stock and $25.86 in cash per Penn Virginia share, together with, and conditioned upon, Penn Virginia’s agreement and accommodation on the material outstanding legal issues in the draft merger agreement.

On October 26, 2018, after the market closed, Guggenheim provided Jefferies with the revised proposal from Denbury, which Guggenheim characterized as Denbury’s “best and final offer.” Vinson & Elkins also distributed a revised draft of the merger agreement as part of Denbury’s proposal. The draft merger agreement proposed (i) a termination fee of $45 million (3.575% of the equity value of Penn Virginia under the terms of the transaction), (ii) the payment of the termination fee by either party if it materially breaches the “no-shop” provisions and the other party terminates, (iii) a payment of a $9 million expense reimbursement by a party if such party’s shareholders failed to approve the merger, (iv) a rejection of an acknowledgment that, in the event of a breach by Denbury, Penn Virginia’s damages would be based on the loss by its shareholders of the premium in the transaction, and (v) that two members of the Penn Virginia board be appointed to the Denbury board at closing.

Later that day, the Penn Virginia board held a telephonic meeting with senior management of Penn Virginia and representatives of Jefferies, Skadden and Gibson Dunn. Representatives of Jefferies provided the Penn Virginia board with a summary of the revised proposal, which reflected an implied value of $83.77 per share of Penn Virginia Common Stock, representing a 21.2% premium, based on the five-day VWAPs of Denbury and Penn Virginia as of the close of business on October 26, 2018. After the Penn Virginia board’s discussion of the revised proposal, representatives of Skadden reviewed for the Penn Virginia board the remaining open issues on the merger agreement. The Penn Virginia board then decided to adjourn until the following day to provide time for SVP and KLS to consider the revised proposal in light of Denbury’s requirement that each sign a voting and support agreement in favor of the transaction and to provide the Penn Virginia board additional time to evaluate the revised proposal and the remaining open issues in the merger agreement.

At noon Houston time on October 27, 2018, the Penn Virginia board held a telephonic meeting with senior management of Penn Virginia and representatives of Jefferies, Skadden and Gibson Dunn. Mr. Geenberg reported to the Penn Virginia board that SVP would agree to execute a voting agreement with Denbury at a 23% premium using a five-day VWAP calculated as of the close of business on Friday, October 26, 2018. Following discussion, the Penn Virginia board instructed Jefferies to make a counterproposal to Denbury that reflected a 23% premium using a five-day VWAP calculated as of the close of business on Friday, October 26, 2018. Jefferies communicated the counterproposal to Denbury.

On October 27, 2018, the Denbury board held a telephonic meeting attended by Denbury management and representatives of Vinson & Elkins and Guggenheim. Guggenheim updated the Denbury board on the discussions with Penn Virginia and its advisors, noting the Penn Virginia proposal of a 23% premium and a continued rejection of a mutual expense reimbursement of $9 million in the event either party’s shareholders failed to approve the merger. After discussion, the Denbury board instructed Denbury management and Guggenheim to reject the Penn Virginia counterproposal of a 23% premium but to concede the expense reimbursement point. After Guggenheim left the meeting, Vinson & Elkins then reviewed the terms of the merger agreement and the voting agreements with the Denbury board and refreshed the Denbury board on its fiduciary obligations under Delaware law in considering the proposed transaction.

Later that day, the Penn Virginia board held another telephonic meeting with senior management of Penn Virginia and representatives of Jefferies, Skadden and Gibson Dunn. Representatives of Jefferies reported

Denbury’s rejection of the counterproposal of a 23% premium and concession of the removal of the expense reimbursement provision from the merger agreement. Mr. Geenberg reported to the Penn Virginia board that he had relayed Denbury’s position to SVP and that SVP had determined to support the transaction under the financial terms of Denbury’s proposal. Following further discussion of the financial terms of Denbury’s revised proposal, the Penn Virginia board instructed Jefferies to inform Denbury that it would support the general framework of the transaction under the proposed financial terms.

Thereafter, representatives of Skadden, Gibson Dunn and Vinson & Elkins finalized the terms of the proposed merger agreement, the voting and support agreements and related documents. The final draft of the merger agreement included a termination fee of $45 million.

On October 28, 2018, the Penn Virginia board held a special meeting, together with members of Penn Virginia senior management and representatives of Jefferies, Skadden and Gibson Dunn, to consider the proposed transaction. Representatives of Skadden provided an updated draft of the merger agreement and reviewed the terms thereof and the terms of the voting and support agreements related thereto with the Penn Virginia board. Jefferies reviewed with the Penn Virginia board Jefferies’ financial analyses of the Merger Consideration set forth in the draft merger agreement and, following discussion thereof, rendered Jefferies’ opinion to the Penn Virginia board (in its capacity as such) to the effect that, as of October 28, 2018 and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as set forth in its opinion, the Merger Consideration was fair, from a financial point of view, to the holders of Penn Virginia Common Stock (other than Denbury and its affiliates). Following additional discussion, the Penn Virginia board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were advisable and in the best interests of Penn Virginia and its shareholders, adopted the Merger Agreement and determined to recommend that Penn Virginia’s shareholders approve the Merger Agreement. The final agreed upon merger consideration contemplated an exchange ratio of 12.400 shares of Denbury Common Stock and $25.86 in cash per share of Penn Virginia Common Stock, which reflected an implied value of $83.77 per share of Penn Virginia Common Stock, representing a 21.2% premium, based on the five-day VWAPs of Denbury Common Stock and Penn Virginia Common Stock as of the close of business on October 26, 2018.

Also on October 28, 2018, the Denbury board held a telephonic meeting attended by Denbury management and representatives of Vinson & Elkins and Guggenheim. Mr. Kendall provided an overview of key terms for the proposed transaction and noted that all of the open issues had been resolved. Guggenheim then rendered its oral opinion, which was subsequently confirmed in writing, that, as of such date and based upon and subject to the factors and assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Guggenheim as set forth therein, the merger consideration to be paid by Denbury for the outstanding shares of Penn Virginia Common Stock pursuant to the merger agreement was fair from a financial point of view to Denbury. Vinson & Elkins then reviewed material provisions in the merger agreement and the voting agreements and reviewed the fiduciary obligations of the Denbury board under Delaware law. Denbury management then recommended that the Denbury board approve the merger transactions and the Denbury board unanimously approved the merger transactions.

In the evening of October 28, 2018, the respective parties to the Merger Agreement and the Voting Agreements executed such agreements. Following such execution, Denbury and Penn Virginia issued a joint press release announcing the proposed merger. The following morning, Denbury, with participation of Penn Virginia management, hosted a conference call for the investment community to discuss the proposed merger.

Recommendation of the Denbury Board of Directors and Reasons for the Merger

The Denbury board unanimously determined the Merger Agreement and the transactions contemplated thereby, including the Denbury Issuance Proposal and Denbury Charter Amendment Proposal, to be in the best interests of, and advisable to, Denbury and its stockholders and approved the Merger Agreement and the transactions contemplated thereby, including the Denbury Issuance Proposal and Denbury Charter Amendment Proposal. The Denbury board unanimously recommends that Denbury stockholders vote “FOR” the Denbury Issuance Proposal and “FOR” the Denbury Charter Amendment Proposal.

In evaluating the Merger, the Denbury board consulted with Denbury management, as well as Denbury’s legal and financial advisors, and considered a number of factors, weighing both perceived benefits of the Merger as well as potential risks of the Merger.

In the course of its deliberations, the Denbury board considered a variety of factors and information that it believes support its determinations and recommendations, including the following (which are not necessarily presented in order of relative importance):

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Denbury’s expectation that the increased size, scale, and resources of Denbury following the Merger will create additional stockholder value and allow Denbury to be even more competitive in leveraging its operating capabilities and capturing strategic opportunities.

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Denbury’s expectation that the combined company would have core acreage positions in the Gulf Coast region, Rocky Mountain region and the Eagle Ford shale—three prolific, high-quality oil-weighted plays in North America—providing Denbury with regional diversity.

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Denbury’s expectation that its expertise in enhanced oil recovery techniques combined with Penn Virginia’s knowledge of the Eagle Ford will create the opportunity to expand the combined company’s asset potential.

•	Denbury’s expectation that the Merger will be accretive in the first year to Denbury’s key per-share metrics (before synergies), including net asset value and cash flow.

•	Denbury’s expectation that the Merger will increase Denbury’s operating margin.

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Denbury’s expectation that the cash flow of the combined company would provide additional capital investment flexibility, deleveraging capability, and potential future capacity to return capital to its stockholders.

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Denbury’s expectation that the Merger will be credit enhancing to Denbury, including in respect of reduced debt leverage, strengthened balance sheet and enhanced liquidity, which together with the combined company’s increased size and scale, is expected to improve the combined company’s access to capital and reduce its overall cost of capital.

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The attractiveness of the Merger to Denbury in comparison to other acquisition opportunities reasonably available to Denbury, including the belief that Denbury and Penn Virginia have similar execution-focused cultures, values, businesses and operational models and exceptional technical teams with complementary skill sets, which will facilitate the integration of Penn Virginia into Denbury.

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The Denbury board’s knowledge of, and discussions with Denbury management and its advisors regarding, each of Denbury’s and Penn Virginia’s business operations, financial condition, earnings and prospects, taking into account Penn Virginia’s publicly filed information and the results of Denbury’s due diligence investigation of Penn Virginia.

•	The recommendation of the Merger by Denbury’s senior management team.

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The oral opinion of Guggenheim rendered on October 28, 2018 and the written opinion of Guggenheim, dated October 28, 2018, to the Denbury board to the effect that as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Guggenheim as set forth therein, the Merger Consideration pursuant to the Merger Agreement was fair from a financial point of view to Denbury. For additional information regarding the opinion of Guggenheim, see the section entitled “The Merger—Opinion of Guggenheim, Denbury’s Financial Advisor” beginning on page 97. The full text of the written opinion of Guggenheim is attached as Annex B to this joint proxy statement/prospectus.

•	That the Denbury board believes the restrictions imposed on Denbury’s business and operations during the pendency of the Merger are reasonable and not unduly burdensome.

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That the exchange ratio for the stock component of the Merger Consideration and the aggregate cash to be paid as part of the Merger Consideration is fixed and will not fluctuate in the event that the market price of Penn Virginia Common Stock or the market price of Denbury Common Stock changes between the date of the Merger Agreement and the completion of the Merger.

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That Denbury will continue to be led by the current strong, experienced Denbury management team and that the addition of two current Penn Virginia directors to the Denbury board post-Merger will add further valuable expertise and experience and in-depth familiarity with Penn Virginia to the Denbury board, which will enhance the likelihood of realizing the strategic benefits that Denbury expects to derive from the Merger.

•	That the Denbury stockholders will have the opportunity to vote on the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal, which is a condition precedent to the Merger.

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That certain Penn Virginia shareholders holding, in the aggregate, approximately 15.1% of the issued and outstanding shares of Penn Virginia Common Stock entitled to vote at the Penn Virginia special meeting had entered into voting and support agreements with Denbury obligating such shareholders to vote all of the shares of Penn Virginia Common Stock held by them in favor of the Penn Virginia Merger Proposal, as more fully described in “—Voting and Support Agreements” beginning on page 136.

•	The representations, warranties, covenants and conditions contained in the Merger Agreement, including the following (which are not necessarily presented in order of relative importance):

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That Denbury has the ability, in specified circumstances, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited takeover proposal, as further described in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes” beginning on page 157.

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That the Denbury board has the ability, in specified circumstances, to change its recommendation to Denbury stockholders in favor of the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal, as further described in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes—Denbury: Permitted Adverse Recommendation Changes in Connection with Intervening Events” beginning on page 163.

•

That there are limited circumstances in which the Penn Virginia board may terminate the Merger Agreement or change its recommendation that Penn Virginia shareholders approve the Penn Virginia Merger Proposal, and if the Merger Agreement is terminated by Denbury as a result of a change in recommendation of the Penn Virginia board or because of a breach by Penn Virginia of its non-solicitation obligations or by Penn Virginia in order to enter into a definitive agreement with a third party providing for the consummation of a Penn Virginia superior proposal, then in each case Penn Virginia has agreed to pay Denbury a termination fee of $45 million. For additional information, see the section entitled “The Merger Agreement—Termination” beginning on page 180.

In the course of its deliberations, the Denbury board also considered a variety of risks, uncertainties and other potentially negative factors, including the following (which are not necessarily presented in order of relative importance):

•	That the Merger may not be completed in a timely manner or at all and the potential consequences of non-completion or delays in completion.

•

The effect that the length of time from announcement of the Merger until completion of the Merger could have on the market price of Denbury Common Stock, Denbury’s operating results and the relationship with Denbury’s employees, stockholders, customers, suppliers, regulators and others who do business with Denbury.

•	That the anticipated benefits of the Merger may not be realized in full or in part or that the anticipated benefits may not be realized in the expected time frame.

•

That the attention of Denbury’s senior management may be diverted from other strategic priorities to implement the Merger and make arrangements for the integration of Penn Virginia’s and Denbury’s operations, assets and employees following the Merger.

•	That Penn Virginia shareholders may not approve the Penn Virginia Merger Proposal or that Denbury stockholders may not approve the Denbury Issuance Proposal or the Denbury Charter Amendment Proposal.

•

That the exchange ratio for the stock component of the Merger Consideration is fixed and will not fluctuate in the event that the market price of Denbury Common Stock or the market price of Penn Virginia Common Stock changes between the date of the Merger Agreement and the completion of the Merger.

•

The possibility that changes in global economic conditions or oil and gas industry and fluctuations in exchange and interest rates could make Denbury’s financing difficult to obtain on favorable terms.

•

That the Merger Agreement imposes restrictions on Denbury’s ability to solicit alternative transactions and make certain acquisitions, which are described in the sections entitled “The Merger Agreement—Interim Operations of Penn Virginia and Denbury Pending the Merger” and “The Merger Agreement—No Solicitation; Adverse Recommendation Changes” beginning on page 152 and 157, respectively.

•

That there are limited circumstances in which the Denbury board may terminate the Merger Agreement or change its recommendation that Denbury stockholders approve the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal, and if the Merger Agreement is terminated by Penn Virginia as a result of a change in recommendation of the Denbury board, then Denbury has agreed to pay Penn Virginia a termination fee of $45 million. For additional information, see the section entitled “The Merger Agreement—Termination” beginning on page 180.

•	The transaction costs to be incurred by Denbury in connection with the Merger.

•

The risks associated with the occurrence of events that may materially and adversely affect the financial condition, properties, assets, liabilities, business or results of operations of Penn Virginia and its subsidiaries but that will not entitle Denbury to terminate the Merger Agreement.

•	The potential impact on the market price of Denbury Common Stock as a result of the issuance of the stock component of the Merger Consideration to Penn Virginia shareholders.

•	That forecasts of future financial results of the combined company are necessarily estimates based on assumptions and may vary significantly from future performance.

•	Various other risks described in the section entitled “Risk Factors” beginning on page 51.

The Denbury board considered all of these factors as a whole and unanimously concluded that they supported a determination to approve the Merger Agreement and the transactions contemplated thereby,

including the Denbury Stock Issuance and Denbury Charter Amendment. The foregoing discussion of the information and factors considered by the Denbury board is not exhaustive. In view of the wide variety of factors considered by the Denbury board in connection with its evaluation of the Merger and the complexity of these matters, the Denbury board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above and any other factors, individual members of the Denbury board may have viewed factors differently or given different weight or merit to different factors.

The foregoing discussion of the information and factors considered by the Denbury board is forward-looking in nature and should be read in light of the factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 61.

Opinion of Guggenheim, Denbury’s Financial Advisor

Overview

Denbury retained Guggenheim as its financial advisor in connection with Denbury’s possible acquisition of or merger with Penn Virginia. In selecting Guggenheim as its financial advisor, Denbury considered that, among other things, Guggenheim is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the oil and gas industry. Guggenheim, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the October 28, 2018 meeting of the Denbury board, Guggenheim rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Denbury board to the effect that, as of October 28, 2018 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Merger Consideration was fair, from a financial point of view, to Denbury.

This description of Guggenheim’s opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex B to this joint proxy statement/prospectus and which you should read carefully and in its entirety. Guggenheim’s written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim. Guggenheim’s written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim, is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim, as of the date of such opinion. Guggenheim has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

In reading the discussion of Guggenheim’s opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith or the summary of Guggenheim’s underlying financial analyses elsewhere in this joint proxy statement/prospectus):

•	was provided to the Denbury board (in its capacity as such) for its information and assistance in connection with its evaluation of the Merger Consideration;

•	did not constitute a recommendation to the Denbury board with respect to the Merger;

•

does not constitute advice or a recommendation to any holder of Denbury Common Stock or Penn Virginia Common Stock as to how to vote or act in connection with the Merger or otherwise or what form of Merger Consideration any holder of Penn Virginia Common Stock should elect to receive pursuant to the cash/stock election mechanism described in the Merger Agreement;

•

did not address Denbury’s underlying business or financial decision to pursue the Merger, the relative merits of the Merger as compared to any alternative business or financial strategies that might exist for Denbury, the financing or funding of the cash component of the Merger Consideration by Denbury or the effects of any other transaction in which Denbury might engage;

•	addressed only the fairness, from a financial point of view and as of the date of such opinion, of the Merger Consideration to Denbury;

•

expressed no view or opinion as to (1) any other term, aspect or implication of (a) the Merger or the Merger Agreement (including, without limitation, the form or structure of the Merger or the cash/stock election procedures, adjustments, limitations or prorationing mechanisms contemplated by the Merger Agreement) or (b) the Voting Agreements or any other agreement, transaction document or instrument contemplated by the Merger Agreement or the Voting Agreements or to be entered into or amended in connection with the Merger, or (2) the fairness, financial or otherwise, of the Merger to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified in Guggenheim’s opinion), creditors or other constituencies of Denbury or Penn Virginia; and

•

expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Denbury’s or Penn Virginia’s directors, officers or employees, or any class of such persons, in connection with the Merger relative to the Merger Consideration or otherwise.

In the course of performing its reviews and analyses for rendering its opinion, Guggenheim:

•	reviewed drafts of the Merger Agreement and the Voting Agreements dated as of October 27, 2018;

•

reviewed certain publicly available business and financial information regarding each of Denbury and Penn Virginia, including information regarding the oil and gas reserves included or reflected in certain filings of each of Denbury and Penn Virginia with the SEC and other publicly available reports and filings and information regarding the oil and gas reserves of each of Denbury and Penn Virginia;

•	reviewed certain non-public information relating to Penn Virginia, including certain:

•	information with respect to the oil and gas resource potential of Penn Virginia prepared by Penn Virginia’s senior management (the “Penn Virginia Oil and Gas Information”);

•	alternative risking scenarios for the oil and gas resource potential of Penn Virginia prepared and approved for Guggenheim’s use by Denbury’s senior management (the “Penn Virginia Riskings”); and

•

financial forecasts relating to the future financial performance of Penn Virginia (which reflect prospective commodity price curve assumptions) prepared and approved for Guggenheim’s use by Denbury’s senior management (the “Penn Virginia Projections”);

•	reviewed certain non-public information relating to Denbury, including certain:

•

information with respect to the oil and gas resource potential and other non-oil and gas assets of Denbury prepared and approved for Guggenheim’s use by Denbury’s senior management (the “Denbury Oil and Gas Information” and, together with the Penn Virginia Oil and Gas Information, the “Oil and Gas Information”);

•

alternative risking scenarios for the oil and gas resource potential of Denbury prepared and approved for Guggenheim’s use by Denbury’s senior management (the “Denbury Riskings” and, together with the Penn Virginia Riskings, the “Riskings”); and

•

financial forecasts relating to the future financial performance of Denbury (which reflect prospective commodity price curve assumptions) prepared and approved for Guggenheim’s use by Denbury’s senior management (the “Denbury Projections” and, together with the Penn Virginia Projections, the “Projections”);

•

reviewed certain estimated revenue enhancements and other combination benefits and estimated costs to achieve the same (collectively, the “combination benefits”) expected to result from the Merger, all as prepared and approved for Guggenheim’s use by Denbury’s senior management;

•

discussed with Denbury’s senior management their strategic and financial rationale for the Merger as well as their views of Denbury’s and Penn Virginia’s respective businesses, operations, oil and gas potential, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the oil and gas sector;

•

discussed with Penn Virginia’s senior management their views of Penn Virginia’s business, operations, oil and gas potential, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the oil and gas sector;

•	reviewed certain historical prices, trading multiples and trading activity of the shares of Denbury Common Stock and Penn Virginia Common Stock;

•

compared certain information with respect to the financial performance of Denbury and Penn Virginia and the trading multiples and trading activity of the shares of Denbury Common Stock and Penn Virginia Common Stock with corresponding data with respect to certain other publicly traded companies that Guggenheim deemed relevant in evaluating Denbury and Penn Virginia;

•	reviewed the valuation and financial metrics of certain mergers and acquisitions that Guggenheim deemed relevant in evaluating the Merger;

•	estimated the net asset value (“NAV”) of each of Denbury and Penn Virginia based on the Projections, the Riskings and the combination benefits;

•	reviewed the estimated pro forma financial results, NAV, financial condition and capitalization of Denbury giving effect to Merger; and

•

conducted such other studies, analyses, inquiries and investigations and considered such other information and financial, economic and market criteria as Guggenheim deemed appropriate for purposes of its opinion.

With respect to the information used in arriving at its opinion, Guggenheim noted that:

•

Guggenheim relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, the Oil and Gas Information, the Projections, the Riskings, the combination benefits, any other estimates and any other forward-looking information) provided by or discussed with Denbury or Penn Virginia or obtained from public sources, data suppliers and other third parties.

•

Guggenheim (1) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim did not independently verify, any such information (including, without limitation, any of the Oil and Gas Information, the Projections, the Riskings, the combination benefits, any other estimates and any other forward-looking information), (2) expressed no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of the Oil and Gas Information, the Projections, the Riskings, the combination benefits, such other estimates or such other forward-looking information or the assumptions upon which they are based and (3) relied upon the assurances of Denbury’s senior management and Penn Virginia’s senior management (as the case may be) that they are unaware of any facts or circumstances that would make such information (including, without limitation, the Oil and Gas Information, the Projections, the Riskings, the combination benefits, such other estimates and such other forward-looking information) incomplete, inaccurate or misleading.

•

Specifically, with respect to (1) the Oil and Gas Information, the Projections, the Riskings and the combination benefits provided by or discussed with Denbury or Penn Virginia, (a) Guggenheim was advised by Denbury’s senior management and Penn Virginia’s senior management (as the case may be), and Guggenheim assumed, that the Oil and Gas Information, the Projections, the Riskings, the combination benefits, such other estimates and such other forward-looking information utilized in its analyses had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of Denbury’s senior management and Penn Virginia’s senior management (as the case may be) as to the expected future performance of Denbury and Penn Virginia (as the case may be) and the expected amounts and realization of such combination benefits (and Guggenheim assumed that such combination benefits would be realized in the amounts and at the times projected) and (b) Guggenheim assumed that the Oil and Gas Information, the Projections, the Riskings, the combination benefits, such other estimates and such other forward-looking information had been reviewed by the Denbury board with the understanding that such information would be used and relied upon by Guggenheim in connection with rendering its opinion, and (2) any financial projections, oil and gas reserve reports, other estimates and/or other forward-looking information obtained by us from public sources, data suppliers and other third parties, Guggenheim assumed that such information is reasonable and reliable.

Guggenheim also noted certain other considerations with respect to its engagement and the rendering of its opinion:

•

Guggenheim did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Denbury or Penn Virginia or any other entity or the solvency or fair value of Denbury, Penn Virginia or any other entity, nor was Guggenheim furnished with any such appraisals.

•

Guggenheim’s professionals are not legal, regulatory, tax, consulting, accounting, appraisal, actuarial or petroleum engineering experts and Guggenheim’s opinion should not be construed as constituting advice with respect to such matters; accordingly, Guggenheim relied on the assessments of Denbury’s senior management, Penn Virginia’s senior management and Denbury’s other professional advisors with respect to such matters. Guggenheim assumed that the Integrated Mergers, taken together, will qualify, for U.S. federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Code, as amended. Guggenheim did not express any view or render any opinion regarding the tax consequences of the Merger to Denbury, Penn Virginia or their respective securityholders.

•	Guggenheim further assumed that:

•

in all respects meaningful to its analyses, (1) the final executed forms of the Merger Agreement and the Voting Agreements would not differ from the drafts that Guggenheim reviewed, (2) each of the parties to the Merger Agreement and the Voting Agreements will comply with all terms and provisions of those agreements and (3) the representations and warranties of each party to the Merger Agreement and the Voting Agreements contained in the those agreements are true and correct and all conditions to the obligations of each party to consummate the Merger will be satisfied without any waiver, amendment or modification thereof; and

•

the Merger will be consummated in a timely manner in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, divestiture or other requirements, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Denbury, Penn Virginia or the Merger (including its contemplated benefits) in any way meaningful to Guggenheim’s analyses or opinion.

•	Guggenheim did not express any view or opinion as to the price or range of prices at which the shares of Denbury Common Stock or Penn Virginia Common Stock or other securities or financial instruments of or relating to Denbury or Penn Virginia may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Merger.

Summary of Financial Analyses

Overview

This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim and presented to the Denbury board in connection with the rendering of Guggenheim’s opinion. Such presentation to the Denbury board was supplemented by Guggenheim’s oral discussion, the nature and substance of which may not be fully described herein.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim’s financial analyses.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim’s view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim’s opinion.

In arriving at its opinion, Guggenheim:

•

based its financial analyses on various assumptions, including assumptions concerning general business, economic and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of Denbury, Penn Virginia and Guggenheim;

•	did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

•	considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and

•

ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the Merger Consideration to Denbury.

With respect to the financial analyses performed by Guggenheim in connection with rendering its opinion:

•

Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•

None of the companies used in the selected publicly traded companies analysis described below is identical or directly comparable to Denbury or Penn Virginia, as the case may be, and none of the transactions used in the selected precedent merger and acquisition transactions analysis described below is identical or directly comparable to the Merger. However, such companies and transactions were selected by Guggenheim, among other reasons, because they involved publicly traded companies or represented target companies which may be considered broadly similar, for purposes of Guggenheim’s financial analyses, to Penn Virginia and Denbury based on Guggenheim’s familiarity with the oil and gas sector in the United States.

•

In any event, selected publicly traded companies analysis and selected precedent merger and acquisition transactions analysis and are not mathematical. Rather, such analyses involve complex considerations and judgments concerning the differences in business, operating, financial and capital markets-related characteristics and other factors regarding the selected publicly traded companies to which Denbury and Penn Virginia were compared and the selected precedent merger and acquisition transactions to which the merger was compared.

•	Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Certain Definitions

Throughout this “Summary of Financial Analyses,” the following financial terms are used in connection with Guggenheim’s various financial analyses:

•	CAGR: means compound annual growth rate over the indicated period of time.

•	CapEx: means capital expenditures.

•	CFPS: means cash flow per share calculated as the sum of EBITDA less CapEx less interest paid on debt for borrowed money divided by diluted common shares outstanding.

•	EBITDA: means the relevant company’s operating earnings (after deduction of stock-based compensation) before interest, taxes, depreciation and amortization.

•	EBITDA multiple or EV/EBITDA: represents the relevant company’s enterprise value divided by its historical or projected EBITDA, as applicable.

•

Enterprise value: represents the relevant company’s net equity value (as defined below) plus (1) the principal or face amount of total debt and preferred stock, less (2) cash, cash equivalents, short- and long-term marketable investments and certain other cash-like items.

•	LTM: means latest twelve months.

•	NAV: means net asset value.

•	Net equity value: represents the fair market value of the relevant company’s assets less its liabilities.

•	P/CFPS ratio: represents the relevant company’s stock price divided by its historical or projected CFPS.

•	Production multiple or EV/Production: represents the relevant company’s enterprise value divided by its historical or projected production (in dollars per barrel of oil equivalent per day ($/Boepd).

•	VWAP: means volume-weighted average share price over the indicated period of time

Recap of Implied Merger Financial Metrics

Based on the Merger Consideration and Denbury’s closing stock price of $4.35 on October 26, 2018, the last trading day prior to the announcement of the Merger, Guggenheim calculated various merger implied premia and transaction multiples as outlined in the table below:

Merger Transaction Value, Implied Premia and Transaction Multiples
Stock Consideration per Penn Virginia Share	$53.94	(1)
Cash Consideration per Penn Virginia Share	25.86

Total Merger Consideration per Penn Virginia Share	$79.80
Transaction Equity Value	$1,234
Transaction Enterprise Value	$1,724
Implied Premia as of October 26, 2018:
Closing Stock Price	18.4%
5-day VWAP	21.2%
15-day VWAP	24.2%

Implied Transaction Multiples: (2)
EV/Penn Virginia 2019E Production ($/Boepd)	$48,297
EV/Penn Virginia 2020E Production ($/Boepd)	38,351
EV/Penn Virginia 2019E EBITDA	3.3	x
EV/Penn Virginia 2020E EBITDA	2.9	x
Penn Virginia Price/2019E CFPS	2.5	x
Penn Virginia Price/2020E CFPS	2.1	x

Note: All amounts are U.S. dollars in millions, except per share data

(1)	Based on Denbury’s closing price on October 26, 2018.
(2)	Calculation based on the Penn Virginia Projections based on NYMEX strip pricing as of October 19, 2018.

Recap of Penn Virginia Financial Analyses

In evaluating Penn Virginia in connection with rendering its opinion, Guggenheim performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including NAV analyses, selected publicly traded companies analysis and selected precedent merger and acquisition transactions analysis. Solely for informational reference purposes, Guggenheim also reviewed the historical trading price range for Penn Virginia’s Common Stock during the LTM period ending October 26, 2018, premia paid in precedent corporate acquisition transactions and Wall Street equity research analysts’ price targets for Penn Virginia’s Common Stock available as of October 26, 2018.

Recap of Penn Virginia Financial Analyses
Merger Consideration Per Penn Virgina Share	$79.80

	Reference Range for Valuation of Penn Virgina Per Share
	Low	High
Core Financial Analyses:
NAV Analysis (Strip Pricing)	$87.80	$102.82
NAV Analysis (Consensus Pricing)	100.83	117.48

Recap of Penn Virginia Financial Analyses
Selected Publicly Traded Companies Analysis:
EV/2019E EBITDA (3.25x - 4.25x)	76.89	110.29
EV/Production ($/Boepd) ($45,000 - $60,000)	72.19	106.82
Price/2019E CFPS (1.75x - 3.75x)	23.12	101.41
Selected Precedent Transaction Analysis	47.26	126.21
Supplemental Financial Analyses (For Informational Reference Purposes Only):
Penn Virginia’s Stock Price during the LTM Period	$33.39	$93.62
Premia Paid in Precedent Corporate Transactions	80.87	96.37
Wall Street Price Targets	104.00	110.00

Penn Virginia NAV Analysis: Guggenheim calculated the NAV of Penn Virginia by adding the present value of the pre-tax cash flows (after taking into account capital expenditures and operating expenses) generated by Penn Virginia’s producing assets and development program, including the value associated with infill drilling, Generation 4 and Generation 5 oil drilling uplift and the anticipated benefits of enhanced oil recovery, less the book value of Penn Virginia’s net debt, less the present value of unrealized hedging losses, less the present value of general and administrative expenses and less the present value of unlevered cash taxes (net of projected impacts from book and tax differences and tax attributes), in each case as provided by Denbury senior management.

In performing its NAV analyses with respect to Penn Virginia:

•

Guggenheim utilized the Penn Virginia Oil and Gas Information, the Penn Virginia Riskings and the Penn Virginia Projections for the full life of the asset base as provided and approved for Guggenheim’s use by Denbury’s senior management.

•

At the direction of Denbury’s senior management, Guggenheim used Penn Virginia Projections which reflected two separate commodity pricing assumptions, including (1) NYMEX strip pricing as of October 19, 2018 through 2022, with crude oil held flat at $60/Bbl thereafter and natural gas held flat at $2.61/MMBtu thereafter and (2) Wall Street research consensus pricing estimates as of October 19, 2018 through 2022, with crude oil held flat at $64.99/Bbl thereafter and natural gas held flat at $2.94/MMBtu thereafter.

•	Guggenheim used a discount rate range of 9.0% to 11.0% based on its estimate of Penn Virginia’s weighted average cost of capital.

Guggenheim’s NAV analysis resulted in an overall reference range of (1) $87.80 to $102.82 per share of Penn Virginia Common Stock on a stand-alone basis based on NYMEX strip pricing and (ii) $100.83 to $117.48 per share of Penn Virginia Common Stock on a stand-alone basis based on Wall Street research consensus pricing.

Penn Virginia Selected Publicly Traded Companies Analysis. Guggenheim reviewed and analyzed Penn Virginia’s historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim deemed relevant for purposes of this analysis. Specifically, the selected publicly traded companies included (1) E&P companies with operations focused in the liquids rich window of the Eagle Ford basin and (2) E&P companies in other U.S. shale basins with enterprise values between $1.0 billion and $5.0 billion, current production consisting of 70% or more liquids and excluding operations in the DJ Basin due to the Proposition 112 ballot in Colorado. Guggenheim calculated, among other things, various public market trading multiples for Penn Virginia and the selected publicly traded companies (in the case of the selected publicly traded companies, based on Wall Street equity research consensus estimates and each company’s most recent publicly available financial filings), which are summarized in the table below:

	Selected Publicly Traded Company Valuation Multiples
	EV / EBITDA		EV / Production ($/Mboepd)		P / CFPS
Company	2019E	2020E	2019E	2020E	2019E	2020E
Jagged Peak	5.4x	3.7x	$71,024	$56,235	5.0x	3.4x
WildHorse	3.8x	3.2x	$58,518	$49,770	2.6x	2.0x
Carrizo	3.2x	3.1x	$44,487	$38,889	1.7x	1.6x
Magnolia	4.1x	3.8x	$57,623	$51,763	4.2x	4.1x
Callon	4.3x	3.2x	$62,589	$49,324	3.7x	2.7x
EP Energy	4.3x	4.2x	$47,479	$45,294	0.7x	0.7x
Alta Mesa	5.6x	4.1x	$70,157	$50,987	2.0x	1.3x
Laredo Petroleum	2.9x	2.5x	$26,399	$22,678	1.8x	1.5x
Sanchez Energy	3.3x	3.0x	$22,029	$19,837	0.4x	0.4x
Statistical Summary:
75th Percentile:	4.8x	3.9x	$66,373	$51,375	3.9x	3.0x
Mean:	4.1x	3.4x	51,145	42,753	2.5x	2.0x
Median:	4.1x	3.2x	57,623	49,324	2.0x	1.6x
25th Percentile:	3.3x	3.0x	35,443	30,784	1.2x	1.0x
Penn Virginia valuation based on the closing stock price as of October 26, 2018	3.0x	2.5x	$42,920	$34,081	2.2x	1.8x
Penn Virginia valuation based on the Merger Consideration	3.3x	2.9x	$48,297	$38,351	2.5x	2.1x

Note: Bolded line items represent peer companies with operations focused primarily in the Eagle Ford basin.

In performing its selected publicly traded companies analysis with respect to Penn Virginia, Guggenheim selected reference ranges of trading multiples for purposes of evaluating Penn Virginia on a stand-alone public market trading basis as follows: (1) trading enterprise value / forward EBITDA multiple range of 3.25x to 4.25x based on estimates for 2019; (2) trading enterprise value/forward production range of $45,000 to $60,000/Boepd based on estimates for 2019 and (3) trading price / forward CFPS range based of 1.75x to 4.25x CFPS based on estimates for 2019.

Guggenheim’s selected publicly traded companies analysis resulted in an overall reference range of $23.12 to $101.41 per share for purposes of evaluating Penn Virginia’s Common Stock on a stand-alone public market trading basis.

Guggenheim noted that the foregoing evaluation of Penn Virginia’s Common Stock did not reflect any acquisition premium that typically is paid in connection with change-of-control transactions such as the Merger.

Penn Virginia Selected Precedent Merger and Acquisition Transactions Analysis. Guggenheim reviewed and analyzed certain financial metrics in selected precedent merger and acquisition transactions that Guggenheim deemed relevant for purposes of this analysis, which generally included oil and gas transactions primarily in the Eagle Ford basin announced after January 1, 2013 with publicly available financial metrics and transaction values greater than $250 million, but excluding royalty transactions. Guggenheim calculated, to the extent publicly available, implied change-of-control transaction production multiples for the selected precedent merger and acquisition transactions (based on Wall Street equity research consensus estimates, each company’s most recent publicly available financial filings and certain other publicly available information). In addition, given the significant volatility in commodity prices during the period in which the precedent transactions were completed, Guggenheim also calculated EV/production multiples adjusted for changes in the NYMEX strip pricing since the date of the announcement of each such transaction as summarized in the table below:

Precedent Merger & Acquisition Transaction Analysis*
Date	Buyer	Seller	EV / Production ($ / Boepd)	Strip Pricing Oil (1)	EV (Strip Adj.) (2)/Prod’n
3/20/2018	TPG Pace Energy	EnerVest Management	$66,550	$61.73	$71,768
12/20/2017	Venado Oil & Gas	Cabot	$48,863	$57.17	$56,897
5/11/2017	WildHorse Resources	Anadarko; KKR	$82,421	$49.06	$111,838
4/10/2017	Venado Oil & Gas	Exco	$73,171	$54.05	$90,120
1/24/2017	Hawkwood Energy	Halcón Resources	$89,286	$55.19	$107,696
1/12/2017	Sanchez Energy; Gavilan	Anadarko	$33,955	$55.90	$40,436
1/3/2017	Venado Oil & Gas	SM Energy	$29,347	$55.12	$35,443
11/21/2016	Shun Cheong Holdings	Stonegate Production	$42,115	$50.60	$55,407
10/24/2016	WildHorse Resources II	Clayton Williams	$102,564	$52.76	$129,410
8/3/2016	Protege Energy III; Hilcorp	Newfield Exploration	$30,709	$43.93	$46,535
4/29/2016	EnerVest	GulfTex III; BlackBrush	$85,529	$48.06	$118,470
5/11/2015	Noble Energy	Rosetta Resources	$58,554	$61.87	$63,002
5/21/2014	Sanchez Energy	Shell	$31,950	$98.61	$21,569
5/7/2014	EnCana	Freeport-McMoRan Inc.	$58,125	$95.95	$40,327
11/20/2013	Devon Energy	GeoSouthern Energy	$113,208	$93.23	$80,835
2/6/2014	Baytex Energy	Aurora Oil & Gas	$122,434	$94.02	$86,688
7/2/2013	Exco	Chesapeake	$111,658	$95.46	$77,866
4/2/2013	Penn Virginia	Magnum Hunter Resources	$126,379	$96.54	$87,146
3/18/2013	Sanchez Energy	Hess	$58,889	$93.56	$41,901
		25th Percentile:	$45,489		$44,218
		Median:	$66,550		$71,768
		75th Percentile:	$95,925		$88,633
10/29/2018	Denbury	Penn Virginia	$77,697	$66.57	$77,697

(1)	Strip pricing at transaction date per 1Derrick.
(2)	Adjusted for ratio of rolling 12-month NYMEX strip pricing as of 10/26/18 to transaction date rolling 12-month NYMEX strip pricing.

In performing its selected precedent merger and acquisition transactions analysis with respect to Penn Virginia, Guggenheim selected a reference range of EV/Production of $55,000/Boepd to $110,000/Boepd based on estimated 2019 production. Guggenheim’s selected precedent merger and acquisition transactions analysis resulted in an overall reference range of $47.26-$126.21 per share for purposes of evaluating Penn Virginia’s Common Stock on a change-of-control basis.

Other Penn Virginia Supplemental Financial Analyses (Solely for Informational Reference Purposes)

In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim undertook various supplemental financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim did not consider such additional financial reviews and analyses to be determinative methodologies for purposes of its opinion.

Penn Virginia Stock Price Trading History. Guggenheim reviewed Penn Virginia’s stock price trading history over the twelve-month period prior to announcement of the merger. Guggenheim noted that from October 26, 2017 through October 26, 2018 (the last trading day prior to announcement of the Merger), Penn Virginia’s Common Stock generally had traded in a range of approximately $33.39 to $93.62 per share. Guggenheim noted that volatility in commodity prices had resulted in significant volatility in the price of Penn Virginia’s Common Stock during that period.

Premia Paid in Selected Precedent Merger and Acquisition Transactions. Guggenheim reviewed, based on publicly available information, the implied premia (discounts) paid or proposed to be paid in connection with public-to-public corporate U.S. E&P transactions announced since January 1, 2009 with transaction values in excess of $1.0 billion. The observed premia (discounts) paid or proposed to be paid in those transactions to the target company’s unaffected spot closing stock price and the target company’s unaffected 5-day VWAP are summarized in the table below:

Premia (Discounts) Paid in Precedent Corporate Merger and Acquisition Transactions
			% Premium
Date	Buyer	Seller	Spot	5-Day VWAP
8/14/2018	Diamondback Energy	Energen Resources	19%	18%
3/28/2018	Concho Resources	RSP Permian	29%	30%
6/19/2017	EQT Corporation	Rice Energy	22%	36%
1/16/2017	Noble Energy	Clayton Williams Energy	34%	29%
5/15/2016	Range Resources Corp	Memorial Resource	17%	20%
5/11/2015	Noble Energy	Rosetta Resources	28%	36%
12/15/2014	Repsol	Talisman Energy	86%	59%
9/27/2014	EnCana	Athlon Energy	25%	29%
7/24/2014	BreitBurn Energy Partners LP	QR Energy LP	19%	20%
7/13/2014	Whiting Petroleum	Kodiak Oil & Gas	(2%)	(4%)
3/12/2014	Energy XXI	EPL Oil & Gas	34%	31%
2/6/2014	Baytex Energy	Aurora Oil & Gas	56%	38%
2/21/2013	Linn Energy	Berry Petroleum	20%	41%
12/5/2012	Freeport-McMoRan	McMoRan Exploration	74%	71%
12/5/2012	Freeport-McMoRan	Plains Exploration	39%	40%
10/17/2011	Statoil	Brigham Exploration	20%	28%
7/14/2011	BHP Billiton	Petrohawk	62%	62%
11/9/2010	Chevron	Atlas Energy	37%	24%
4/15/2010	Apache	Mariner Energy	45%	48%
11/1/2009	Denbury Resources	Encore Acquisition Company	35%	24%
		25th Percentile:	20%	24%
		Mean:	35%	34%
		Median:	31%	30%
		75th Percentile:	43%	40%
10/26/2018	Denbury	Penn Virginia	18%	21%

Guggenheim noted that the premium to be paid to Penn Virginia in connection with the Merger would be 18% based on the closing stock price and 21% based on a 5-day VWAP basis, in each case as of October 26, 2018, both of which were below the 25th percentile in the range of premia paid in the considered precedent merger and acquisition transactions.

Penn Virginia Wall Street Equity Research Analyst Stock Price Targets. Guggenheim reviewed selected Wall Street equity research analyst stock price targets for Penn Virginia as of October 26, 2018. Guggenheim noted that the high end of such Wall Street equity research analyst stock price targets for Penn Virginia’s Common Stock ranged from $104.00 to $110.00 per share. For comparison purposes, Guggenheim noted that the Merger Consideration had a notional value as of October 26, 2018 of $79.80 per share of Penn Virginia Common Stock, below the high end of the Wall Street research price target ranges for Penn Virginia on a stand-alone basis.

Recap of Denbury Stand-alone Financial Analyses

In evaluating Denbury on a stand-alone basis in connection with rendering its opinion, Guggenheim performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including NAV analyses and selected publicly traded companies analysis. Solely for informational reference purposes, Guggenheim also reviewed the historical trading price range for Denbury’s common stock during the LTM period ending October 26, 2018 and Wall Street equity research analysts’ price targets for Denbury’s common stock available as of October 26, 2018.

Denbury NAV Analysis: Guggenheim calculated the NAV of Denbury by adding the present value of the pre-tax cash flows (after taking into account capital expenditures and other operating expenses) generated by Denbury’s proved developed producing reserves, proved developed non-producing reserves and undeveloped reserves, less the book value of Denbury’s net debt, plus the sum of the present values of hedges and less the sum of the present values of general and administrative expenses and unlevered cash taxes (net of the projected impacts from book and tax differences and tax attributes), plus the sum of the value of surface land sales and present values of industrial CO2 contracts, third party CO2 transportation income and Hartzog Draw field deep rights, in each case as estimated by Denbury senior management.

In performing its NAV analyses with respect to Denbury:

•

Guggenheim utilized the Denbury Oil and Gas Information, the Denbury Riskings and the Denbury Projections for the full life of the asset base as provided and approved for Guggenheim’s use by Denbury’s senior management.

•

At the direction of Denbury management, Guggenheim used Denbury Projections which reflected two separate commodity pricing assumptions, including (1) NYMEX strip pricing as of October 19, 2018 through 2022, with crude oil held flat at $60/Bbl thereafter and natural gas held flat at $2.61/MMBtu thereafter and (2) Wall Street research consensus pricing estimates as of October 19, 2018 through 2022, with crude oil held flat at $64.99/Bbl thereafter and natural gas held flat at $2.94/MMBtu thereafter.

•	Guggenheim used a discount rate range of 9.0% to 11.0% based on its estimate of Denbury’s weighted average cost of capital.

Guggenheim’s NAV analysis resulted in an overall reference range of (1) $4.75 to $6.11 per share of Denbury Common Stock on a stand-alone basis based on NYMEX strip pricing and (ii) $5.81 to $7.37 per share of Denbury Common Stock on a stand-alone basis based on the Wall Street research consensus pricing.

Denbury Selected Publicly Traded Companies Analysis. Guggenheim reviewed and analyzed Denbury’s historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim deemed relevant for purposes of this analysis. Specifically, the selected publicly traded companies included E&P companies in U.S. shale basins with enterprise values between $2.0 billion and $8.0 billion, current production consisting of 70% or more liquids and excluding E&P companies with material operations in the DJ Basin due to the Proposition 112 ballot in Colorado. Guggenheim calculated, among other things, various public market trading multiples for Denbury and the selected publicly traded companies (in the case of the selected publicly traded companies, based on Wall Street equity research consensus estimates and each company’s most recent publicly available financial filings), which are summarized in the table below:

	Selected Publicly Traded Company Valuation Multiples
	EV / EBITDA		EV / Production ($/Mboepd)		P / CFPS
Company	2019E	2020E	2019E	2020E	2019E	2020E
Jagged Peak	5.4x	3.7x	$71,024	$56,235	5.0x	3.4x
WildHorse	3.8x	3.2x	$58,518	$49,770	2.6x	2.0x
Carrizo	3.2x	3.1x	$44,487	$38,889	1.7x	1.6x
Oasis	4.3x	3.7x	$60,237	$51,289	2.5x	2.2x
Centennial	5.6x	4.0x	$62,893	$49,232	5.3x	3.6x
Callon	4.3x	3.2x	$62,589	$49,324	3.7x	2.7x
EP Energy	4.3x	4.2x	$47,479	$45,294	0.7x	0.7x
California Res.	5.7x	6.5x	$52,697	$50,672	1.7x	2.4x
Alta Mesa	5.6x	4.1x	$70,157	$50,987	2.0x	1.3x
Laredo	2.9x	2.5x	$26,399	$22,678	1.8x	1.5x
Whiting	3.7x	3.8x	$43,281	$40,058	2.3x	2.2x
Statistical Summary:
75th Percentile:	5.6x	4.1x	$62,893	$51,214	3.7x	3.1x
Mean:	4.4x	3.9x	$54,524	$47,881	2.7x	2.2x
Median:	4.3x	3.7x	$58,518	$49,547	2.3x	2.2x
25th Percentile:	3.7x	3.2x	$44,487	$41,367	1.7x	1.5x
Denbury	5.2x	5.5x	$71,520	$70,143	3.0x	3.2x

In performing its selected publicly traded companies analysis with respect to Denbury, Guggenheim selected reference ranges of trading multiples for purposes of evaluating Denbury on a stand-alone public market trading basis as follows: (1) trading EV/ forward EBITDA multiple range of 3.75x to 5.75x based on 2019E; (2) trading EV/forward production range of $42,500 to $70,000/Boepd based on estimates for 2019 and (3) trading price per share / forward CFPS range based of 1.75x to 3.75x CFPS based on estimates for 2019.

Guggenheim’s selected publicly traded companies analysis resulted in an overall reference range of $0.41 to $5.47 per share of Denbury Common Stock for purposes of evaluating Denbury’s Common Stock on a stand-alone public market trading basis.

Other Denbury Supplemental Financial Information (Solely for Informational Reference Purposes)

In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim reviewed additional supplemental financial information relating to Denbury as summarized below solely for informational reference purposes. As a general matter, Guggenheim did not consider the review of such additional financial information to be determinative for purposes of its opinion.

Denbury Price Trading History. Guggenheim reviewed Denbury’s stock price trading history over the twelve-month period prior to announcement of the Merger. Guggenheim noted that from October 26, 2017 through October 26, 2018, Denbury’s Common Stock generally traded in a range of approximately $1.07 to $6.61 per share. Guggenheim noted that volatility in commodity prices had resulted in significant volatility in the price of Denbury’s Common Stock during that period.

Denbury Wall Street Equity Research Analyst Stock Price Targets. Guggenheim reviewed selected Wall Street equity research analyst stock price targets for Denbury as of October 26, 2018, the last trading day prior to announcement of the Merger. Guggenheim noted that the high end of such Wall Street equity research analyst stock price target ranges for Denbury’s Common Stock were $5.96 to $9.00 per share.

Pro Forma Effects of the Merger

Denbury Cash Flow Per Share Accretion/(Dilution) Analysis. Guggenheim analyzed the pro forma financial impact of the Merger on Denbury’s projected CFPS based on (1) the Denbury Projections and the Penn Virginia Projections and (2) the Merger Consideration based on NYMEX strip pricing as of October 19, 2018. The results of the CFPS accretion/(dilution) analysis are summarized in the table below.

	Denbury Cash Flow Per Share Accretion/(Dilution) Analysis
	2019E	2020E	2021E
Denbury Stand-alone	$1.46	$1.36	$1.20
Denbury Pro Forma	1.78	1.90	1.97
CFPS Accretion/(Dilution):
$	$0.32	$0.54	$0.77
%	22%	40%	64%

Denbury NAV Accretion/(Dilution) Analysis. Guggenheim conducted a NAV accretion/(dilution) analysis for Denbury by calculating the NAV per share of Denbury Common Stock after giving effect to the Merger and comparing it to the NAV per share of Denbury Common Stock on a stand-alone basis. The results of the NAV accretion/(dilution) analysis are summarized in the table below:

In performing its pro forma NAV analyses:

•

Guggenheim utilized the Penn Virginia Oil and Gas Information, the Penn Virginia Riskings and the Penn Virginia Projections for the full life of the asset base as provided and approved for Guggenheim’s use by Denbury’s senior management.

•

Guggenheim utilized the Denbury Oil and Gas Information, the Denbury Riskings and the Denbury Projections for the full life of the asset base as provided and approved for Guggenheim’s use by Denbury’s senior management.

•

At the direction of Denbury management, Guggenheim used Penn Virginia Projections and Denbury Projections which reflected two separate commodity pricing assumptions, including (1) NYMEX strip pricing as of October 19, 2018 through 2022, with crude oil held flat at $60/Bbl thereafter and natural gas held flat at $2.61/MMBtu thereafter and (2) Wall Street research consensus pricing estimates as of October 19, 2018 through 2022, with crude oil held flat at $64.99/Bbl thereafter and natural gas held flat at $2.94/MMBtu thereafter.

•

Guggenheim used a discount rate range of 9.0% to 11.0% for Denbury’s status quo NAV based on its estimate of Denbury’s weighted average cost of capital on a stand-alone basis and a discount rate range of 8.75% to 10.75% for Denbury’s pro forma NAV based on its estimate of Denbury’s cost of capital on a pro forma basis.

The results of Denbury’s pro forma NAV analysis are reflected in the table below:

	Denbury NAV per Share Accretion/(Dilution) Analysis
	Strip Pricing			Consensus Pricing
	Low	Mid	High	Low	Mid	High
Discount Rate Assumptions:
Denbury Standalone	11.00%	10.00%	9.00%	11.00%	10.00%	9.00%
Denbury Pro Forma	10.75%	9.75%	8.75%	10.75%	9.75%	8.75%
NAV per Share:
Denbury Standalone	$4.75	$5.39	$6.11	$5.81	$6.55	$7.37
Denbury Pro Forma	4.92	5.56	6.28	6.00	6.73	7.54
NAVPS Accretion / (Dilution):
$ / Share	$0.17	$0.17	$0.17	$0.19	$0.18	$0.17
%	3.6%	3.1%	2.7%	3.3%	2.8%	2.4%

Other Considerations

Except as described in the summary above, Denbury did not provide specific instructions to, or place any limitations on, Guggenheim with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the Merger were determined through negotiations between Denbury and Penn Virginia and were approved by the Denbury board. The decision to enter into the Merger Agreement was solely that of the Denbury board. Guggenheim’s opinion was just one of the many factors taken into consideration by the Denbury board. Consequently, Guggenheim’s financial analyses should not be viewed as determinative of the decision of the Denbury board with respect to the fairness, from a financial point of view, of the Merger Consideration to Denbury.

Pursuant to the terms of Guggenheim’s engagement, Denbury has agreed to pay Guggenheim a cash transaction fee of $13.0 million payable upon closing of the Merger. In connection with Guggenheim’s engagement, Denbury has previously paid Guggenheim a cash milestone fee of $2.0 million that became payable upon delivery of Guggenheim’s opinion, which will be credited against the foregoing cash transaction fee. In addition, Denbury has agreed to reimburse Guggenheim for certain expenses and to indemnify Guggenheim against certain liabilities arising out of its engagement. Denbury has also granted Guggenheim the right to provide certain investment banking and other services to Denbury in the future on customary terms and conditions.

During the past two years prior to rendering its opinion, Guggenheim has not been engaged by Denbury or Penn Virginia to provide any financial advisory or other investment banking services for which Guggenheim received compensation. Guggenheim may seek to provide Denbury and Penn Virginia and their respective affiliates with certain financial advisory and investment banking services unrelated to the Merger in the future, for which services Guggenheim would expect to receive compensation.

Guggenheim and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim and its affiliates and related entities may (1) provide such financial services to Denbury, Penn Virginia, other participants in the Merger and their respective affiliates, for which services Guggenheim and its affiliates and related entities may have received, and may in the future receive, compensation and (2) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Denbury, Penn Virginia, other participants in the Merger and their respective affiliates.

Furthermore, Guggenheim and its affiliates and related entities and its or their respective directors, officers, employees, consultants and agents may have investments in Denbury, Penn Virginia, other participants in the Merger and their respective affiliates.

Consistent with applicable legal and regulatory guidelines, Guggenheim has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim’s research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Denbury, Penn Virginia, other participants in the Merger and their respective affiliates, the Merger and the oil and gas sector generally that differ from the views of Guggenheim’s investment banking personnel.

Recommendation of the Penn Virginia Board of Directors and Reasons for the Merger

At a meeting on October 28, 2018, the Penn Virginia board, by unanimous vote, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were advisable and fair to, and in the best interests of Penn Virginia and its shareholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) determined to recommend that the holders of Penn Virginia Common Stock vote to approve the Merger Agreement.

In evaluating the Merger, the Penn Virginia board consulted with Penn Virginia’s management, as well as Penn Virginia’s legal and financial advisors, and, in reaching its conclusion, considered the following factors:

•

The Penn Virginia board’s knowledge of Penn Virginia’s business, operations, financial condition, earnings and prospects and of Denbury’s business, operations, financial condition, earnings and prospects, taking into account the results of Penn Virginia’s due diligence review of Denbury.

•

The Merger Agreement provides that Penn Virginia shareholders will receive, in the aggregate, approximately 191.8 million shares of Denbury Common Stock and $400 million in cash. Subject to the election rights of Penn Virginia shareholders, each Penn Virginia shareholder will have the right to elect one of three forms of consideration: (i) 18.3454 shares of Denbury Common Stock, subject to proration, (ii) $79.80 in cash, subject to proration, or (iii) 12.400 shares of Denbury Common Stock and $25.86 in cash for each share of Penn Virginia Common Stock held.

•	The Merger Consideration, with an implied value of $83.77 per share of Penn Virginia Common Stock based on the closing price of Denbury Common Stock on October 26, 2018, represents:

•	a 24.3% premium to the closing price of Penn Virginia Common Stock on October 26, 2018; and

•	a 21.2% premium to the volume weighted average price of Penn Virginia Common Stock for the five trading days ended October 26, 2018.

•

The stock-election exchange ratio and the mixed-election exchange ratio are fixed and therefore the value of the consideration payable to Penn Virginia shareholders will increase or decrease in the event that the market price of Denbury Common Stock increases or decreases prior to the closing of the Merger. Following the Merger, former Penn Virginia shareholders who continue to hold Denbury Common Stock will participate in future increases or decreases in the market price of Denbury Common Stock.

•	Based on the implied value of the Merger Consideration as of October 28, 2018, Penn Virginia shareholders would own approximately 29% of the combined company on a pro forma basis.

•

That the trading market for the Denbury Common Stock should provide Penn Virginia shareholders who receive Denbury shares in the Merger with greater trading liquidity than is currently available with respect to Penn Virginia shares.

•	Penn Virginia had explored a variety of strategic alternatives and the Penn Virginia board had conducted a strategic alternatives review which included an auction process to solicit interest from multiple potential buyers. This strategic alternatives review included analysis of a potential strategic transaction with a number of parties identified in the auction process, and, following discussions with its financial advisors, the Penn Virginia board concluded that the transaction with Denbury offered the greatest potential for Penn Virginia to engage in a strategic transaction at that time.

•

The Penn Virginia board retained financial and legal advisors with knowledge and experience with respect to public merger and acquisition transactions, Penn Virginia’s and Denbury’s industry generally and Penn Virginia particularly, as well as substantial experience advising other E&P companies with respect to transactions similar to the Merger.

•

The presentation of representatives of Jefferies to the Penn Virginia board on October 28, 2018 and the opinion of Jefferies, dated October 28, 2018, to the Penn Virginia board to the effect that, as of October 28, 2018, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as set forth in its opinion, the Merger Consideration set forth in the Merger Agreement was fair, from a financial point of view, to the holders of Penn Virginia Common Stock (other than Denbury and its affiliates), as more fully described in the section of this joint proxy statement/prospectus entitled “The Merger—Opinion of Jefferies, Penn Virginia’s Financial Advisor” beginning on page 115.

•

The potential shareholder value that might result from other alternatives available to Penn Virginia, including the alternative of remaining as an independent public company, considering, in particular, the potential for Penn Virginia shareholders to share in future revenues, costs, earnings and cash flows and risks and uncertainties associated with continuing to operate as a public company, fluctuations in the availability of capital and the volatility of commodity prices.

•

The potential to leverage Denbury’s enhanced oil recovery expertise to conduct enhanced oil recovery operations in the Eagle Ford. In this regard, the Penn Virginia board considered the characteristics of Penn Virginia’s Eagle Ford assets that could make them attractive candidates for enhanced oil recovery.

•

The fact that the Merger would provide Penn Virginia shareholders with the benefits of ownership in a larger company with a more diversified asset base, a high oil weighting and greater financial capacity to explore, develop and exploit Penn Virginia’s portfolio of assets. In that regard, the Penn Virginia board considered the potential benefits of the combination to Denbury, including the expanded free cash flow, the deleveraging that would be achieved by virtue of the Merger, the availability to Denbury of new, lower cost investment opportunities, the opportunity to act as a consolidator in the Eagle Ford and the prospect of having the ability to return capital to shareholders in the future.

•

The fact that 32% of the Merger Consideration will be paid in cash, based on the closing price of Denbury Common Stock on October 26, 2018, which provides Penn Virginia shareholders with some protection against the value of the Merger Consideration diminishing due to a decrease in the trading price of Denbury Common Stock before the closing of the Merger.

•

The Penn Virginia board’s review, in consultation with Penn Virginia’s legal advisors, of the structure of the Merger and the other terms and conditions of the Merger Agreement, including the Merger Consideration, the Penn Virginia board’s expectation that the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Penn Virginia board’s view of the likelihood of completing the Merger on the anticipated schedule.

•	The belief that regulatory approvals and clearances necessary to complete the Merger will likely be obtained promptly without material cost or burden.

•	The terms of the Merger Agreement, principally:

•

the provisions allowing the Penn Virginia board to withdraw or change its recommendation of or to terminate the Merger Agreement, subject to the payment of a $45 million termination fee upon termination under certain circumstances, in the event of a superior proposal, or to change its recommendation in the event of certain intervening events, if the Penn Virginia board makes a good faith determination that the failure to change its recommendation or terminate the Merger Agreement would be inconsistent with its fiduciary duties under applicable law; and

•

the provisions allowing the Denbury board to terminate the Merger Agreement or change its recommendation that Denbury stockholders approve the Denbury Stock Issuance or Denbury Charter Amendment, and if the Merger Agreement is terminated by Penn Virginia as a result of a change in recommendation by the Denbury board or by Denbury in order to enter into a definitive agreement with a third party providing for the consummation of a Denbury superior proposal, then in each case Denbury has agreed to pay Penn Virginia a termination fee of $45 million. For additional information, see the section entitled “The Merger Agreement—Termination” beginning on page 180.

•

The Penn Virginia board’s understanding of, and management’s review of, overall market conditions, including then-current commodity prices and the current and historical trading prices for Penn Virginia and Denbury Common Stock, and the Penn Virginia board’s determination that, in light of these factors, the timing of the potential transaction was favorable to Penn Virginia.

•	Penn Virginia management’s recommendation in favor of the Merger.

The Penn Virginia board also considered potential risks and potentially negative factors concerning the Merger in connection with its deliberations of the proposed transaction, including:

•

The fact that the stock-election exchange ratio and the mixed-election exchange ratio are fixed and therefore the value of the consideration payable to Penn Virginia shareholders will decrease in the event that the market price of Denbury Common Stock decreases prior to the closing of the Merger.

•

The fact that, depending on the elections made by the Penn Virginia shareholders, there may be a proration of the Stock Election Consideration and the Cash Election Consideration to ensure that the aggregate amount of cash paid by Denbury equals $400 million, which may deprive some Penn Virginia shareholders of the immediate certainty of the cash-election consideration or may deprive some Penn Virginia shareholders of the opportunity to participate fully in the value of the combined company.

•

The possibility that the Merger may not be completed, or that completion may be unduly delayed, for reasons beyond the control of Penn Virginia and Denbury, which could result in significant costs and disruption to Penn Virginia’s normal business.

•	Certain terms of the Merger Agreement, principally:

•

restrictions on the ability of Penn Virginia to solicit offers for alternative proposals or to engage in discussions regarding such proposals, subject to exceptions. The Penn Virginia board understood that these provisions, which the Penn Virginia board was advised were fairly standard, may have the effect of discouraging alternative proposals and may make it less likely that the transactions related to such proposals would be negotiated or pursued, even if potentially more favorable to the Penn Virginia shareholders than the Merger;

•

the termination fee that would be payable by Penn Virginia in connection with a termination of the Merger Agreement as a result of a superior proposal for Penn Virginia, which, although within the range of such fees normally seen in similar transactions, could have the effect of discouraging an alternative proposal for Penn Virginia; and

•	restrictions on the conduct of Penn Virginia’s business during the period between the signing of the Merger Agreement and completion of the Merger.

•	The fact that Penn Virginia’s shareholders will be foregoing the potential benefits, if any, that could be realized by remaining as shareholders of Penn Virginia as a standalone entity.

•

The potential for diversion of management and employee attention and for increased employee attrition during the period prior to completion of the Merger, and the potential effect of the Merger on Penn Virginia’s business and relations with customers, suppliers and regulators.

•	The substantial costs to be incurred in connection with the Merger, including the costs of integrating the businesses of Penn Virginia and Denbury and the transaction expenses arising from the Merger.

•	The risks of the type and nature described under “Risk Factors” beginning on page 51, and the matters described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 61.

The foregoing discussion is not intended to be exhaustive, but is intended to address the material information and principal factors considered by the Penn Virginia board in considering the Merger. In view of the number and variety of factors and the amount of information considered, the Penn Virginia board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Penn Virginia board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the Penn Virginia board may have given different weights to different factors.

The Penn Virginia board made its recommendation based on the totality of information presented to, and the investigation conducted by, the Penn Virginia board. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 61.

The Penn Virginia board recommends that Penn Virginia shareholders vote “FOR” the Penn Virginia Merger Proposal and “FOR” the Penn Virginia Non-Binding Compensation Advisory Proposal.

Opinion of Jefferies, Penn Virginia’s Financial Advisor

In July 2018, Penn Virginia retained Jefferies to act as Penn Virginia’s financial advisor in connection with certain potential strategic transactions, including a possible sale, disposition or other business transaction or series of related transactions involving all or a majority of the voting securities or assets of Penn Virginia. At a meeting of the Penn Virginia board on October 28, 2018, a representative of Jefferies rendered Jefferies’ opinion to the Penn Virginia board to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as set forth in its opinion, the Merger Consideration set forth in the Merger Agreement was fair, from a financial point of view, to the holders of Penn Virginia Common Stock (other than Denbury and its affiliates).

The full text of the written opinion of Jefferies, dated as of October 28, 2018, is attached hereto as Annex C. Jefferies’ opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. Penn Virginia encourages you to read Jefferies’ opinion carefully and in its entirety. Jefferies’ opinion was directed to the Penn Virginia board (in its capacity as such) and addresses only the fairness, from a financial point of view, to the holders of Penn Virginia Common Stock (other than Denbury and its affiliates) of the Merger Consideration set forth in the Merger Agreement. It does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to Penn Virginia, nor does it address the underlying business decision by Penn Virginia to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein. Jefferies’ opinion does not constitute a recommendation as to how any holder of Penn Virginia Common Stock or Denbury Common Stock should vote or act with respect to the Merger or any matter related thereto, including, without limitation, whether any stockholder should elect to receive the Mixed Election Consideration, the Cash Election Consideration or the

Stock Election Consideration or make no election in connection with the Merger. The summary of the opinion of Jefferies set forth below is qualified in its entirety by reference to the full text of the opinion, a copy of which as attached as Annex C to this joint proxy statement/prospectus.

In arriving at its opinion, Jefferies, among other things:

•	reviewed a draft dated October 28, 2018 of the Merger Agreement;

•	reviewed certain publicly available financial and other information about Penn Virginia and Denbury;

•

reviewed certain information furnished to Jefferies by Penn Virginia’s management, including financial forecasts and analyses, relating to the business, operations and prospects of Penn Virginia, which we refer to as the “Penn Virginia Forecasts”;

•

reviewed certain information furnished to Jefferies by Denbury’s management, and approved for Jefferies’ use by Penn Virginia’s management, including financial forecasts and analyses, relating to the business, operations and prospects of Denbury, which we refer to as the “Denbury Forecasts”;

•

reviewed alternative versions of the Denbury Forecasts incorporating certain adjustments thereto made by Penn Virginia’s management, and approved for Jefferies’ use by Penn Virginia’s management, which we refer to as the “Adjusted Denbury Forecasts,” which, together with the Denbury Forecasts and the Penn Virginia Forecasts, we refer to as the “Forecasts”;

•

held discussions with members of senior management of Penn Virginia concerning the matters described in the second, third, fourth and fifth bullet points above and held discussions with members of senior management of Denbury concerning the Denbury Forecasts;

•

reviewed the share trading price history and valuation multiples for Penn Virginia Common Stock and Denbury Common Stock and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

•	compared the proposed financial terms of the Merger with the financial terms of certain other transactions that Jefferies deemed relevant; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Penn Virginia or Denbury or that was publicly available to Jefferies (including, without limitation, the information described above) or that was or otherwise reviewed by Jefferies. Jefferies relied on assurances of the management of Penn Virginia (with respect to the information concerning Penn Virginia and Denbury) and Denbury (with respect to the information concerning Denbury) that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, Penn Virginia or Denbury, nor was Jefferies furnished with any such evaluations or appraisals, nor did Jefferies assume any responsibility to obtain any such evaluations or appraisals.

With respect to the Forecasts provided to and examined by Jefferies, Jefferies’ opinion noted that projecting future results of any company is inherently subject to uncertainty. With respect to the Penn Virginia Forecasts, Penn Virginia informed Jefferies, and Jefferies assumed, that such Penn Virginia Forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Penn Virginia as to the future financial performance of Penn Virginia. With respect to the Denbury Forecasts, Denbury informed Jefferies, and Jefferies assumed, that such Denbury Forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Denbury as to the future financial performance of Denbury. With respect to the Adjusted Denbury Forecasts, Penn

Virginia informed Jefferies, and Jefferies assumed, that such Adjusted Denbury Forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Penn Virginia as to the future financial performance of Denbury. At the direction of Penn Virginia’s management, Jefferies used and relied upon the Penn Virginia Forecasts and the Adjusted Denbury Forecasts in its review and analysis and in rendering its opinion. Jefferies expressed no opinion as to the Forecasts or the assumptions on which they were made and Jefferies’ opinion assumed that the Penn Virginia Forecasts and the Adjusted Denbury Forecasts will be realized in the amounts and at the times projected.

Jefferies opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion. The credit, financial and stock markets, the industry in which Penn Virginia and Denbury operate and the securities of Penn Virginia and Denbury have experienced and continue to experience volatility, and Jefferies expressed no view or opinion as to any potential effects of such volatility on Penn Virginia, Denbury or the Merger.

Jefferies made no independent investigation of, and expressed no view or opinion as to, any legal, regulatory, accounting or tax matters affecting Penn Virginia, Denbury or the Merger, and Jefferies assumed the correctness in all respects material to its analysis of all legal, regulatory, accounting and tax advice given to Penn Virginia and the Penn Virginia board, including, without limitation, advice as to the legal, regulatory, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to Penn Virginia and its stockholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the transaction to any holder of Penn Virginia Common Stock. Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by Jefferies, and Jefferies assumed that the Integrated Mergers, taken together, would qualify as a tax-free “reorganization” for U.S. federal income tax purposes. Jefferies also assumed that the Merger would be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment in any respect material to its analysis or opinion of any term, condition or agreement, and in compliance with applicable laws, documents and other requirements and that in the course of obtaining the necessary regulatory or third-party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Penn Virginia, Denbury or the contemplated benefits of the Merger.

Jefferies’ opinion was rendered for the use and benefit of the Penn Virginia board (in its capacity as such) in its consideration of the Merger, and its opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to Penn Virginia, nor did it address the underlying business decision by Penn Virginia to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein. Jefferies’ opinion did not constitute a recommendation as to how any holder of Penn Virginia Common Stock or Denbury Common Stock should vote or act with respect to the Merger or any matter related thereto, including, without limitation, whether any stockholder should elect to receive the Mixed Election Consideration, the Cash Election Consideration or the Stock Election Consideration or make no election in connection with the Merger.

In addition, Jefferies was not asked to address, and its opinion did not address, (i) the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Penn Virginia, other than the holders of shares of Penn Virginia Common Stock or (ii) the allocation of the Merger Consideration as between holders of Penn Virginia Common Stock who receive the Mixed Election Consideration, the Cash Election Consideration or the Stock Election Consideration or (iii) the relative fairness of the Mixed Election Consideration, the Cash Election Consideration and the Stock Election Consideration. Jefferies expressed no opinion as to what the value of the Denbury Common Stock would be when issued or the price at which shares of Penn Virginia Common Stock or Denbury Common Stock would trade at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of Penn Virginia’s officers, directors or employees, or any class of such persons, in connection with the Merger relative to the Merger Consideration to be received by holders of shares of Penn Virginia Common Stock. Jefferies’ opinion was authorized by the fairness committee of Jefferies.

In preparing its opinion, Jefferies performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description.

Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies’ analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies’ opinion. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Jefferies’ view of Penn Virginia or Denbury’s actual value. Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies’ own experience and judgment.

In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond Penn Virginia’s, Denbury’s and Jefferies’ control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per share value of Penn Virginia Common Stock and Denbury Common Stock do not purport to be appraisals or to reflect the prices at which the Penn Virginia Common Stock or Denbury Common Stock may actually be sold. The analyses performed were prepared solely as part of Jefferies’ analysis of the fairness, from a financial point of view, of the Merger Consideration set forth in the Merger Agreement to the holders of Penn Virginia Common Stock (other than Denbury and its affiliates), and were provided to the Penn Virginia board in connection with the delivery of Jefferies’ opinion.

The following is a summary of the material financial and comparative analyses performed by Jefferies in connection with Jefferies’ delivery of its opinion and that was presented to the Penn Virginia board on October 28, 2018. The financial analyses summarized below include information presented in tabular format. In order to understand fully Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

The following summary does not purport to be a complete description of the financial analyses performed by Jefferies. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 28, 2018, and is not necessarily indicative of current or future market conditions.

Net Asset Valuation Analysis

Jefferies performed a net asset value analysis of Penn Virginia and Denbury to estimate the present value of the after-tax future cash flows that Penn Virginia and Denbury could be expected to generate from their respective assets and/or reserves, using the Penn Virginia Forecasts and the Denbury Forecasts and the Adjusted Denbury Forecasts, and adjusted such values to take into account net debt and other assets and liabilities for each of Penn Virginia and Denbury provided by Penn Virginia management and Denbury management. The present value of the future after-tax cash flows was determined for Penn Virginia using discount rates ranging from 10.8% to 12.8%, which rates were based on the estimated weighted average cost of capital for Penn Virginia, and assuming corporate tax rates of 21%, which tax rate assumption was provided by Penn Virginia management, and for Denbury using discount rates ranging from 9.1% to 11.1%, which rates were based on the estimated weighted average cost of capital for Denbury, and assuming corporate tax rates of 21%, which tax rate assumption was provided by Denbury’s management. The net asset valuation analysis for Penn Virginia and Denbury was based on commodity price assumptions using NYMEX pricing as of October 19, 2018 and an effective date of January 1, 2019.

Penn Virginia NAV Analysis

Jefferies calculated the net asset value of Penn Virginia by adding the present value of the pre-tax cash flows (after taking into account capital expenditures and other operating expenses) generated by Penn Virginia’s producing assets and development program, as estimated by Penn Virginia management, less the book value of Penn Virginia’s projected net debt as of December 31, 2018, plus the sum of the present values of hedges and less the sum of the present values of general and administrative expenses and taxes, in each case as estimated by Penn Virginia management. This analysis indicated a range of implied equity values per share of Penn Virginia Common Stock of $69.46 to $81.80.

Denbury NAV Analysis

At the request of Penn Virginia management and the Penn Virginia board, Jefferies calculated three net asset value scenarios for Denbury based on the Denbury Forecasts and the Adjusted Denbury Forecasts.

Denbury NAV Analysis—Denbury Case

Jefferies calculated the net asset value of Denbury by adding the present value of the pre-tax cash flows (after taking into account capital expenditures and other operating expenses) generated by Denbury’s proved developed producing reserves, proved developed non-producing reserves and undeveloped reserves, less the book value of Denbury’s projected net debt as of December 31, 2018, plus the sum of the present values of hedges and less the sum of the present values of general and administrative expenses and taxes, plus the sum of the value of surface land sales, Hartzog Draw field deep rights and present values of industrial CO2 contracts, third party CO2 transportation income, North Region acceleration, additional Jackson Dome CO2 sales and Cotton Valley and Haynesville exploration, in each case as estimated by Denbury management. This analysis indicated a range of implied equity values per share of Denbury Common Stock of $4.49 to $6.62, compared to the closing price per share of Denbury Common Stock on October 26, 2018, the last trading day prior to announcement of the Merger, of $4.35.

Denbury NAV Analysis—Penn Virginia Case

Jefferies calculated the net asset value of Denbury by adding the present value of the pre-tax cash flows (after taking into account capital expenditures and other operating expenses) generated by Denbury’s proved developed producing reserves, proved developed non-producing reserves and undeveloped reserves, less the book value of Denbury’s projected net debt as of December 31, 2018, plus the sum of the present values of hedges and less the sum of the present values of general and administrative expenses and taxes, plus the sum of the value of surface land sales, Hartzog Draw field deep rights and present values of industrial CO2 contracts, third party CO2 transportation income, in each case as estimated by Denbury management and adjusted by Penn Virginia management. This analysis indicated a range of implied equity values per share of Denbury Common Stock of $4.08 to $5.51, compared to the closing price per share of Denbury Common Stock on October 26, 2018, the last trading day prior to announcement of the Merger, of $4.35.

Denbury NAV Analysis—Penn Virginia Case (Includes Additional Corporate Adjustments)

Jefferies calculated the net asset value of Denbury by adding the present value of the pre-tax cash flows (after taking into account capital expenditures and other operating expenses) generated by Denbury’s proved developed producing reserves, proved developed non-producing reserves and undeveloped reserves, less the book value of Denbury’s projected net debt as of December 31, 2018, plus the sum of the present values of hedges and less the sum of the present values of general and administrative expenses and taxes, plus the sum of the value of surface land sales, Hartzog Draw field deep rights and present values of industrial CO2 contracts, third party CO2 transportation income, in each case as estimated by Denbury management and adjusted by Penn Virginia management, less the value of certain corporate adjustments (including lease operating expense and capital expenditure adjustments), as estimated by Penn Virginia management. This analysis indicated a range of implied equity values per share of Denbury Common Stock of $3.18 to $4.58, compared to the closing price per share of Denbury Common Stock on October 26, 2018, the last trading day prior to announcement of the Merger, of $4.35.

Transaction Consideration Implied by NAV Analysis

Using the low and high implied equity values per share of Denbury Common Stock derived using the net asset value analyses summarized above, Jefferies calculated the implied transaction consideration by multiplying such low and high implied equity values per share of Denbury Common Stock by the exchange ratio of 12.400 and adding $25.86 of cash consideration per share of Penn Virginia Common Stock. This analysis indicated the ranges of implied transaction consideration per share of Penn Virginia Common Stock set forth opposite the relevant benchmarks below.

Benchmark	Implied Transaction Consideration Per share of Penn Virginia Common Stock
NAV—Denbury Case (Excludes Corporate Adjustments)	$81.52 – $107.91
NAV—Penn Virginia Case (Excludes Corporate Adjustments)	$76.46 – $94.21
NAV—Penn Virginia Case (Includes Corporate Adjustments)	$65.23 – $82.63

Discounted Cash Flow Analysis

Penn Virginia DCF Analysis

Jefferies performed a discounted cash flow analysis to estimate the present value of the unlevered free cash flows (defined as estimated earnings before interest, tax, depreciation and amortization, and, where applicable, adjusted for certain non-cash expenses and non-recurring items (hereinafter referred to as “Adjusted EBITDA”), less capital expenditures and less taxes) of Penn Virginia from calendar year 2019 through calendar year 2022 using the Penn Virginia Forecasts. The terminal value of Penn Virginia was then calculated by applying a range of multiples of Adjusted EBITDA in the terminal year of 1.75x to 2.75x, which range was selected by Jefferies in its professional judgment. The present values of the unlevered free cash flows and the terminal value of Penn Virginia were then calculated using discount rates ranging from 10.8% to 12.8%, which rates were based on the estimated weighted average cost of capital for Penn Virginia. Jefferies determined ranges of implied enterprise values for Penn Virginia, then added total projected cash and cash equivalents as of December 31, 2018 and subtracted total projected debt as of December 31, 2018, in each case as provided by Penn Virginia’s management, to determine ranges of implied equity values per share of Penn Virginia Common Stock. This analysis was based on commodity price assumptions using NYMEX pricing as of October 19, 2018 and an effective date of January 1, 2019. This analysis indicated a range of implied equity values per share of Penn Virginia Common Stock of $57.37 to $96.11, compared to the implied offer price of $83.77 per share of Penn Virginia Common Stock, based on the five-day volume weighted average price of Denbury Common Stock ending October 26, 2018, the last trading day prior to announcement of the Merger, multiplied by the exchange ratio of 12.400 plus $25.86 in cash consideration.

Denbury DCF Analysis

Jefferies performed a discounted cash flow analysis to estimate the present value of the unlevered free cash flows (defined as Adjusted EBITDA, less capital expenditures and less taxes) of Denbury from calendar year 2019 through calendar year 2022 using the Adjusted Denbury Forecasts. The terminal value of Denbury was then calculated by applying a range of multiples of Adjusted EBITDA in the terminal year of 5.25x to 6.25x, which range was selected by Jefferies in its professional judgment. The present values of the unlevered free cash flows and the terminal value of Denbury were then calculated using discount rates ranging from 9.1% to 11.1%, which rates were based on the estimated weighted average cost of capital for Denbury. Jefferies determined ranges of implied enterprise values for Denbury, added total projected cash and cash equivalents as of December 31, 2018 and subtracted total projected debt as of December 31, 2018, in each case as provided by Denbury’s management, to determine ranges of implied equity values per share of Denbury Common Stock. This analysis was based on commodity price assumptions using NYMEX pricing as of October 19, 2018 and an effective date of January 1, 2019. This analysis indicated a range of implied equity values per share of Denbury Common Stock of $2.71 to $4.17.

Transaction Consideration Implied by DCF Analysis

Using the low and high implied equity values per share of Denbury Common Stock derived using the discounted cash flow analysis summarized above, Jefferies calculated the implied transaction consideration by multiplying such low and high implied equity values per share of Denbury Common Stock by the exchange ratio of 12.400 and adding $25.86 of cash consideration per share of Penn Virginia Common Stock. This analysis indicated a range of implied transaction consideration per share of Penn Virginia Common Stock of $59.43 to $77.54, compared to the implied offer price of $83.77 per share of Penn Virginia Common Stock, based on the five-day volume weighted average price of Denbury Common Stock ending October 26, 2018, the last trading day prior to announcement of the Merger, multiplied by the exchange ratio of 12.400 plus $25.86 in cash consideration.

Selected Companies Analysis

With respect to Penn Virginia, Jefferies reviewed publicly available financial and stock market information of the following nine publicly traded natural gas and oil exploration and production companies that Jefferies in its professional judgment considered generally relevant to Penn Virginia for purposes of its financial analyses (which are referred to as the “Penn Virginia Selected Public Companies”), and compared such information with similar financial data of Penn Virginia provided by the management of Penn Virginia to Jefferies, including the Penn Virginia Forecasts:

•	Carrizo Oil & Gas, Inc.

•	Extraction Oil & Gas, Inc.

•	Halcón Resources Corporation

•	HighPoint Resources Corporation

•	Laredo Petroleum, Inc.

•	PDC Energy, Inc.

•	Resolute Energy Corporation

•	SRC Energy Inc.

•	WildHorse Resource Development Corporation

With respect to Denbury, Jefferies reviewed publicly available financial and stock market information of the following six publicly traded natural gas and oil exploration and production companies that Jefferies in its professional judgment considered generally relevant to Denbury for purposes of its financial analyses (which are referred to as the “Denbury Selected Public Companies” and together with the Penn Virginia Selected Public Companies, the “Selected Companies”), and compared such information with similar financial data of Denbury provided by the management of Denbury and Penn Virginia to Jefferies, including the Adjusted Denbury Forecasts:

•	California Resources Corporation

•	EP Energy Corporation

•	Magnolia Oil & Gas Corporation

•	Murphy Oil Corporation

•	Oasis Petroleum Inc.

•	Whiting Petroleum Corporation

In its analysis, Jefferies derived multiples for the Selected Companies as follows:

•

the total enterprise value, defined as equity market value as of October 26, 2018 less cash and cash equivalents, plus total debt, preferred equity and non-controlling interests (as applicable), divided by Adjusted EBITDA for calendar year 2019 (which are referred to as “TEV / 2019E Adjusted EBITDA”),

•	the total enterprise value divided by estimated Adjusted EBITDA for calendar year 2020 (which are referred to as “TEV / 2020E Adjusted EBITDA”),

•	the total enterprise value divided by proved reserves (on a Boe basis) for the year ended December 31, 2017 (which are referred to as “TEV / 1P Reserves”), and

•	the total enterprise value divided by production (on a Boe per day basis) for the quarter ended June 30, 2018 (which are referred to as “TEV / Production”).

Estimated Adjusted EBITDA of the Selected Companies was based on publicly available research analysts’ estimates.

This analysis indicated the following:

Selected Companies—Penn Virginia

Benchmark	1st Quartile		Mean		Median		3rd Quartile
TEV / 2019E Adjusted EBITDA	3.0	x	3.3	x	3.2	x	3.4	x
TEV / 2020E Adjusted EBITDA	2.5	x	2.6	x	2.6	x	2.7	x
TEV / 1P Reserves ($ / Boe)	$8.96		$12.70		$9.96		$13.28
TEV / Production ($ / Boe/d)	$39,336		$53,443		$49,472		$58,352

Selected Companies—Denbury

Benchmark	1st Quartile		Mean		Median		3rd Quartile
TEV / 2019E Adjusted EBITDA	3.9	x	4.3	x	4.3	x	4.9	x
TEV / 2020E Adjusted EBITDA	3.8	x	4.3	x	3.9	x	4.7	x
TEV / 1P Reserves ($ / Boe)	$10.87		$18.03		$11.57		$18.11
TEV / Production ($ / Boe/d)	$53,357		$60,158		$56,866		$63,943

Penn Virginia Selected Companies Analysis

Using the reference ranges for the benchmarks set forth below, which ranges were selected by Jefferies in its professional judgment, and the Penn Virginia Forecasts, Jefferies determined ranges of implied enterprise values for Penn Virginia, then added total projected cash and cash equivalents as of December 31, 2018 and subtracted total projected debt as of December 31, 2018, in each case as provided by Penn Virginia’s management, to determine ranges of implied equity values per share of Penn Virginia Common Stock. This analysis indicated the ranges of implied equity values per share of Penn Virginia Common Stock set forth opposite the relevant benchmarks below, compared in each case to the implied offer price of $83.77 per share of Penn Virginia Common Stock based on the five-day volume weighted average price of Denbury Common Stock ending October 26, 2018, the last trading day prior to announcement of the Merger, multiplied by the exchange ratio of 12.400 plus $25.86 in cash consideration:

Benchmark	Reference Range	Implied Equity Value Range Per Share of Penn Virginia Common Stock
TEV / 2019E Adjusted EBITDA	2.8x – 3.3x	$66.34 – $83.97
TEV / 2020E Adjusted EBITDA	2.1x – 2.6x	$68.94 – $93.07
TEV / 1P Reserves ($ / Boe)	$10.00 – $15.00	$21.02 – $47.72
TEV / Production ($ / Boe/d)	$50,000 – $70,000	$39.38 – $68.08

Denbury Selected Companies Analysis

Using the reference ranges for the benchmarks set forth below, which ranges were selected by Jefferies in its professional judgment, and the Adjusted Denbury Forecasts, Jefferies determined ranges of implied enterprise values for Denbury, then added projected cash and cash equivalents as of December 31, 2018 and subtracted total projected debt as of December 31, 2018, in each case as provided by Denbury’s management, to determine ranges of implied equity values per share of Denbury Common Stock. This analysis indicated the ranges of implied equity values per share of Denbury Common Stock set forth opposite the relevant benchmarks below, compared in each case to the closing price per share of Denbury Common Stock on October 26, 2018, the last trading day prior to announcement of the Merger, of $4.35:

Benchmark	Reference Range	Implied Equity Value Range Per Share of Denbury Common Stock
TEV / 2019E Adjusted EBITDA	4.9x – 5.4x	$3.85 – $4.78
TEV / 2020E Adjusted EBITDA	5.0x – 6.0x	$3.52 – $5.28
TEV / 1P Reserves ($ / Boe)	$15.00 – $20.00	$3.16 – $5.97
TEV / Production ($ / Boe/d)	$60,000 – $80,000	$2.78 – $5.46

Transaction Consideration Implied by Selected Companies Analysis

Using the low and high implied equity values per share of Denbury Common Stock derived using the Selected Companies analyses summarized above, Jefferies calculated the implied transaction consideration by multiplying such low and high implied equity values per share of Denbury Common Stock by the exchange ratio of 12.400 and adding $25.86 of cash consideration per share of Penn Virginia Common Stock, compared to the implied offer price of $83.77 per share of Penn Virginia Common Stock, based on the five-day volume weighted average price of Denbury Common Stock ending October 26, 2018, the last trading day prior to announcement of the Merger, multiplied by the exchange ratio of 12.400 plus $25.86 in cash consideration:

Benchmark	Implied Transaction Consideration Range Per Share of Penn Virginia Common Stock
TEV / 2019E Adjusted EBITDA	$73.56 – $85.10
TEV / 2020E Adjusted EBITDA	$69.49 – $91.27
TEV / 1P Reserves	$65.01 – $99.83
TEV / Production	$60.27 – $93.52

No Selected Company is identical to Penn Virginia or Denbury. In evaluating the Selected Companies, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Penn Virginia’s, Denbury’s and Jefferies’ control. Mathematical analysis, such as determining the median, is not in itself a meaningful method of using the Selected Companies’ data.

Selected Transactions Analysis

Using publicly available information, Jefferies reviewed financial data to the extent available relating to 18 selected transactions announced since 2015 involving assets or companies outside the Permian Basin with values between $500 million and $3 billion and the comparable commodity mix that Jefferies in its professional judgment considered generally relevant to Penn Virginia for purposes of its financial analyses, which are referred to as the “Selected Transactions”.

The Selected Transactions and the month and year each was announced, were as follows:

Month and Year Announced	Buyer	Seller
April 2018	Comstock Resources, Inc.	Arkoma Drilling, L.P.
March 2018	TPG Pace Energy Holdings Corp.	EnerVest Ltd.
December 2017	Venado Oil & Gas LLC	Cabot Oil & Gas Corporation
December 2017	Bill Barrett Corporation	Fifth Creek Energy Operating Company, LLC
August 2017	RimRock Oil & Gas Williston, LLC	Whiting Petroleum Corporation
July 2017	Bruin Williston Holdings, LLC	Halcón Resources Corporation
May 2017	WildHorse Resource Development Corporation	Anadarko Petroleum Corporation and Kohlberg Kravis Roberts & Co. L.P.
March 2017	Chisholm Oil & Gas, LLC	Staghorn Petroleum LLC
January 2017	Hawkwood Energy, LLC	Halcón Resources Corporation
October 2016	Oasis Petroleum Inc.	SM Energy Company
October 2016	Sentinel Peak Resources California LLC	Freeport-McMoRan Inc.
May 2016	EnerVest Ltd.	BlackBrush Oil & Gas LP
May 2016	Synergy Resources Corporation	Noble Energy, Inc.
April 2016	EnerVest Ltd.	GulfTex Energy Corporation
April 2016	Merit Energy Company	Marathon Oil Corporation
December 2015	Devon Energy Corporation	RKI Exploration & Production LLC
October 2015	Lime Rock Resources	Occidental Petroleum Corporation
April 2015	Kohlberg Kravis Roberts & Co. L.P. and Fleur de Lis Energy, LLC	Anadarko Petroleum Corporation

In its analysis, Jefferies derived multiples for each of the Selected Transactions, calculated as follows:

•	the transaction value divided by proved reserves (on a Boe basis) for the latest year ended prior to the transaction announcement (which are referred to as “TV / 1P Reserves”); and

•	the transaction value divided by latest reported production (on a Boe per day basis) prior to the transaction announcement (which are referred to as “TV / Production”).

This analysis indicated the following:

Benchmark	1st Quartile	Mean	Median	3rd Quartile
TV / 1P Reserves ($ / Boe)	$16.80	$20.93	$21.61	$26.20
TV / Production ($ / Boe/d)	$49,201	$87,718	$63,461	$85,119

Using the reference ranges for the benchmarks set forth below, which ranges were selected by Jefferies in its professional judgment, and the Penn Virginia Forecasts, Jefferies determined ranges of implied enterprise values for Penn Virginia, then added total projected cash and cash equivalents as of December 31, 2018 and subtracted total projected debt as of December 31, 2018, in each case as provided by Penn Virginia’s management, to determine ranges of implied equity values per share of Penn Virginia Common Stock. This analysis indicated the ranges of implied equity values per share of Penn Virginia Common Stock set forth opposite the relevant benchmarks below, compared in each case to the implied offer price of $83.77 per share of Penn Virginia Common Stock based on the five-day volume weighted average price of Denbury Common Stock ending October 26, 2018, the last trading day prior to announcement of the Merger, multiplied by the exchange ratio of 12.400 plus $25.86 in cash consideration, which Jefferies also compared to the ranges of implied transaction consideration of $65.01 to $99.83 and $60.27 to $93.52 derived from the Denbury Selected Public Companies analysis summarized above for TEV / 1P Reserves and TEV / Production, respectively:

Benchmark	Reference Range	Implied Equity Value Range Per Share of Penn Virginia Common Stock
TV / 1P Reserves ($ / Boe)	$15.00 – $20.00	$47.72 – $74.41
TV / Production ($ / Boe/d)	$60,000 – $80,000	$53.73 – $82.42

No Selected Transaction is identical to the Merger, and none of the target companies in the selected transactions is identical to Penn Virginia. In evaluating the Selected Transactions, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Penn Virginia’s, Denbury’s and Jefferies’ control. Mathematical analysis, such as determining the median, is not in itself a meaningful method of using the Selected Transactions’ data.

General

Jefferies’ opinion was one of many factors taken into consideration by the Penn Virginia board in making its determination to approve the Merger and the Merger Agreement and should not be considered determinative of the view of the Penn Virginia board or Penn Virginia management with respect to the Merger or the Merger Consideration.

Jefferies was selected by Penn Virginia based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

In July 2018, Penn Virginia retained Jefferies to act as Penn Virginia’s financial advisor in connection with certain potential strategic transactions, including a possible sale, disposition or other business transaction or series of related transactions involving all or a majority of the voting securities or assets of Penn Virginia. For its services, Penn Virginia has agreed to pay Jefferies a transaction fee in an amount which is estimated to be approximately $13.8 million, based upon a percentage of the transaction value implied by the Merger Consideration, $750,000 of which became payable upon delivery of Jefferies’ opinion and is creditable against the transaction fee, and the remainder of which is payable contingent upon the consummation of the Merger. No portion of the opinion fee was contingent on the conclusion expressed in Jefferies’ opinion. Penn Virginia has agreed to reimburse Jefferies for certain of its expenses incurred. Penn Virginia has also agreed to indemnify Jefferies and its affiliates against liabilities as incurred, relating to or arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement. In the past, Jefferies has provided financial advisory and financing services to Penn Virginia and may continue to do so and has received, and may receive, fees for the rendering of such services. Specifically, during the two years prior to the date of its opinion, Jefferies received fees from Penn Virginia for financing and financial advisory services in the amount of approximately $9.513 million. During the two years prior to the date of its opinion, Jefferies did not receive any fees from Denbury for financing or financial advisory services. In the ordinary course of its business, Jefferies and its affiliates may trade or hold securities of Penn Virginia or Denbury and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to Penn Virginia, Denbury or entities that are affiliated with Penn Virginia or Denbury, for which Jefferies would expect to receive compensation.

Denbury Unaudited Forecasted Financial Information

Denbury does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, certain non-public financial forecasts covering multiple years which were prepared by Denbury management and not for public disclosure, were provided to the Denbury board and Penn Virginia in connection with their evaluations of the merger and to Jefferies, Penn Virginia’s financial advisor, and Guggenheim, Denbury’s financial advisor, for their use in advising their respective clients and reliance in connection with their separate financial analyses and opinions as described in the sections entitled “The Merger—Opinion of Guggenheim, Denbury’s Financial Advisor” and “The Merger—Opinion of Jefferies, Penn Virginia’s Financial Advisor” beginning on pages 97 and 115, respectively.

A summary of certain of those financial forecasts is not being included in this joint proxy statement/prospectus to influence your decision whether to vote for or against the Denbury Issuance Proposal, the Denbury Charter Amendment Proposal or the Penn Virginia Merger Proposal, but is being included because they were made available to the Denbury board, Denbury’s financial advisor and Penn Virginia and its financial advisor. The Denbury forecasted financial information was prepared by and is the responsibility of Denbury management.

The inclusion of this information should not be regarded as an indication that the Denbury board, Denbury (or any of its affiliates, officers, directors, advisors or other representatives) or any other person considered, or now considers, the Denbury forecasted financial information to be necessarily predictive of actual future events or results of Denbury’s operations and should not be relied upon as such. Denbury management’s internal financial forecasts, upon which the Denbury forecasted financial information was based, are subjective in many respects. There can be no assurance that the Denbury forecasted financial information will be realized or that actual results will not be significantly higher or lower than forecasted. The Denbury forecasted financial information covers multiple years and such information by its nature becomes less predictive with each successive year. As a result, the inclusion of the Denbury forecasted financial information in this joint proxy statement/prospectus should not be relied on as necessarily predictive of actual future events.

In addition, the Denbury forecasted financial information was not prepared with a view toward public disclosure or toward complying with GAAP and the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of forecasted financial information. The forecasted financial information included in this document has been prepared by, and is the responsibility of, Denbury’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying forecasted financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference in this document relates to Denbury’s previously issued financial statements. It does not extend to the forecasted financial information and should not be read to do so.

The Denbury forecasted financial information was based on numerous variables and assumptions that were deemed to be reasonable as of the respective dates when such projections were finalized. However, such assumptions are inherently uncertain and difficult or impossible to predict or estimate and most of them are beyond Denbury’s control. Assumptions that were used by Denbury in developing the Denbury forecasted financial information include, but are not limited to: organic growth and the amounts and timing of related costs (including capital costs) and potential economic returns; no unannounced acquisitions; outstanding debt during applicable periods; the availability and cost of capital; the cash flow from existing assets and business activities and the cash effect of income taxes; the level of production of crude oil and natural gas; and other general business, market and financial assumptions. The Denbury forecasted financial information also reflects assumptions regarding the continuing nature of certain business decisions that, in reality, would be subject to change.

Important factors that may affect actual results and cause the Denbury forecasted financial information not to be achieved include, but are not limited to, risks and uncertainties relating to Denbury’s business (including its ability to achieve strategic goals, objectives and targets), industry performance, the legal and regulatory environment, general business and economic conditions and other factors described in this joint proxy/statement prospectus or described or referenced in Denbury’s filings with the SEC, including Denbury’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected. For more information, see the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 61. In addition, the Denbury forecasted financial information reflects assumptions that are subject to change and do not reflect revised prospects for Denbury’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Denbury forecasted financial information was prepared.

The Denbury forecasted financial information was developed through Denbury’s customary strategic planning and budgeting process utilizing reasonable available estimates and judgments at the time of its preparation. The Denbury forecasted financial information was developed on a standalone basis without giving effect to the Merger, and therefore the Denbury forecasted financial information does not give effect to the Merger or any changes to Denbury’s operations or strategy that may be implemented after the effective time of the Merger if the Merger is completed, including potential synergies to be realized as a result of the Merger, or to any costs incurred in connection with the Merger. Furthermore, the Denbury forecasted financial information does not take into account the effect of any failure of the Merger to be completed and should not be viewed as accurate or continuing in that context.

Accordingly, there can be no assurance that the Denbury forecasted financial information will be realized or that Denbury’s future financial results will not vary materially from the Denbury forecasted financial information. None of Denbury, Penn Virginia nor any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Denbury forecasted financial information, and none of Denbury, Penn Virginia, nor any of their respective affiliates undertakes any obligation to update or otherwise revise or reconcile the Denbury forecasted financial information to reflect circumstances existing or developments and events occurring after the date of the Denbury forecasted financial information or that may occur in the future, even in the event that any or all of the assumptions underlying the Denbury forecasted financial information are not realized. Denbury does not intend to make available publicly any update or other revision to the Denbury forecasted financial information, except as otherwise required by applicable law. None of Denbury nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Denbury or Penn Virginia stockholder or any other person regarding the ultimate performance of Denbury compared to the information contained in the Denbury forecasted financial information or that the Denbury forecasted financial information will be achieved.

In light of the foregoing factors and the uncertainties inherent in the Denbury forecasted financial information, Denbury and Penn Virginia stockholders are cautioned not to place undue, if any, reliance on the information presented in this summary of the Denbury forecasted financial information.

Summary of Denbury Forecasted Financial Information

The selected unaudited forecasted financial data were prepared utilizing the following NYMEX strip pricing assumptions with respect to future commodity prices for crude oil and natural gas as of October 19, 2018:

	2019E	2020E	2021E	2022E
Crude Oil (WTI) ($/Bbl)	69.24	66.20	62.64	59.29
Natural Gas (Henry Hub) ($/MMbtu)	2.89	2.68	2.60	2.61

The following table presents selected unaudited forecasted financial data for the fiscal years ending 2019 through 2022 based on the above referenced assumptions.

($ in millions, other than operating data)	2019E	2020E	2021E	2022E
Adjusted EBITDAX (1)	860	813	741	660
Adjusted cash flows from operations less interest treated as debt reduction (2)	702	671	621	565
Capital expenditures (3)	504	305	236	204
Production (Mboe/d)	62	64	65	65

In addition, Denbury provided Guggenheim, its financial advisor, with updated financial forecasts, adjusted to reflect the following Wall Street consensus pricing as of October 19, 2018 with prices held flat after 2022:

	2019E	2020E	2021E	2022E
Crude Oil (WTI) ($/Bbl)	69.15	69.02	64.99	64.99
Natural Gas (Henry Hub) ($/MMbtu)	2.93	2.89	2.94	2.94

The following table presents selected unaudited forecasted financial data for the fiscal years ending 2019 through 2022 based on the above Wall Street consensus pricing.

($ in millions, other than operating data)	2019E	2020E	2021E	2022E
Adjusted EBITDAX (1)	859	872	792	783
Adjusted cash flows from operations less interest treated as debt reduction (2)	701	731	678	703
Capital expenditures (3)	503	305	236	204
Production (Mboe/d)	62	64	65	65

The selected unaudited forecasted financial numbers shown in the tables above are not measures that have a standardized meaning prescribed by GAAP and may not be comparable with similar measures presented by other issuers.

(1)

Adjusted EBITDAX is a non-GAAP financial measure which management uses and is calculated based upon (but not identical to) a financial covenant related to “Consolidated EBITDAX” in Denbury’s senior secured bank credit facility, which excludes certain items that are included in net income, the most directly comparable GAAP financial measure. Items excluded include interest, income taxes, franchise taxes, depletion, depreciation, and amortization, stock-based compensation, non-cash fair value (gains) losses on commodity derivatives, deferred rent, and (gains) losses on asset sales.

(2)

Adjusted cash flows from operations less interest treated as debt reduction is a non-GAAP measure that represents cash flows provided by operations before changes in assets and liabilities and removes interest associated with Denbury’s senior secured second lien notes not reflected as interest expense for financial reporting purposes.

(3)	Capital expenditures excludes acquisitions and capitalized interest.

ACTUAL FINANCIAL RESULTS AND COMMODITY PRICES MAY DIFFER FROM THE ABOVE ASSUMPTIONS. DENBURY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED FINANCIAL FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED FINANCIAL FORECASTS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

Non-GAAP Financial Information

The non-GAAP financial measures used in this section were relied upon by Denbury’s financial advisor, at the direction of Denbury management, for purposes of its opinion, and by the Denbury board in connection with its consideration of the Merger. Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Denbury’s financial advisor for purposes of its opinion or by the Denbury board in connection with its consideration of the Merger. Accordingly, reconciliation of the financial measures included in the financial projections have not been provided.

Penn Virginia Unaudited Forecasted Financial Information

Penn Virginia does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, certain non-public financial forecasts covering multiple years which were prepared by Penn Virginia management and not for public disclosure, were provided to the Penn Virginia board and Denbury in connection with their evaluations of the merger and to Jefferies, Penn Virginia’s financial advisor, and Guggenheim, Denbury’s financial advisor, for their use in advising their respective clients and reliance in connection with their separate financial analyses and opinions as described in the sections entitled “The Merger—Opinion of Guggenheim, Denbury’s Financial Advisor” and “The Merger—Opinion of Jefferies, Penn Virginia’s Financial Advisor” beginning on pages 97 and 115, respectively.

A summary of certain of those financial forecasts is not being included in this joint proxy statement/prospectus to influence your decision whether to vote for or against the Penn Virginia Merger Proposal, the Denbury Issuance Proposal, or the Denbury Charter Amendment Proposal, but is being included because they were made available to the Penn Virginia board, Penn Virginia’s financial advisor and Denbury and its financial advisor. The Penn Virginia forecasted financial information was prepared by and is the responsibility of Penn Virginia management.

The inclusion of this information should not be regarded as an indication that the Penn Virginia board, Penn Virginia (or any of its affiliates, officers, directors, advisors or other representatives) or any other person considered, or now considers, the Penn Virginia forecasted financial information to be necessarily predictive of actual future events or results of Penn Virginia’s operations and should not be relied upon as such. Penn Virginia management’s internal financial forecasts, upon which the Penn Virginia forecasted financial information was based, are subjective in many respects. There can be no assurance that the Penn Virginia forecasted financial information will be realized or that actual results will not be significantly higher or lower than forecasted. The Penn Virginia forecasted financial information covers multiple years and such information by its nature becomes less predictive with each successive year. As a result, the inclusion of the Penn Virginia forecasted financial information in this joint proxy statement/prospectus should not be relied on as necessarily predictive of actual future events.

In addition, the Penn Virginia forecasted financial information was not prepared with a view toward public disclosure or toward complying with GAAP and the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of forecasted financial information. Neither Grant Thornton LLP, Penn Virginia’s independent registered public accounting firm, nor any other independent accountants, have audited, compiled, examined or performed any procedures with respect to the Penn Virginia forecasted financial information contained in this joint proxy statement/prospectus, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

The Penn Virginia forecasted financial information was based on numerous variables and assumptions that were deemed to be reasonable as of the respective dates when such projections were finalized. However, such assumptions are inherently uncertain and difficult or impossible to predict or estimate and most of them are beyond Penn Virginia’s control. Assumptions that were used by Penn Virginia in developing the Penn Virginia forecasted financial information include, but are not limited to: organic growth and the amounts and timing of related costs (including capital costs) and potential economic returns; no unannounced acquisitions; outstanding debt during applicable periods; the availability and cost of capital; the cash flow from existing assets and business activities and the cash effect of income taxes; the level of production of crude oil and natural gas; and other general business, market and financial assumptions. The Penn Virginia forecasted financial information also reflects assumptions regarding the continuing nature of certain business decisions that, in reality, would be subject to change.

Important factors that may affect actual results and cause the Penn Virginia forecasted financial information not to be achieved include, but are not limited to, risks and uncertainties relating to Penn Virginia’s business (including its ability to achieve strategic goals, objectives and targets), industry performance, the legal and regulatory environment, general business and economic conditions and other factors described in this joint proxy/statement prospectus or described or referenced in Penn Virginia’s filings with the SEC, including Penn Virginia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected. For more information, see the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 61. In addition, the Penn Virginia forecasted financial information reflects assumptions that are subject to change and do not reflect revised prospects for Penn Virginia’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Penn Virginia forecasted financial information was prepared.

The Penn Virginia forecasted financial information was developed through Penn Virginia’s customary strategic planning and budgeting process utilizing reasonable available estimates and judgments at the time of its preparation. The Penn Virginia forecasted financial information was developed on a standalone basis without giving effect to the Merger, and therefore the Penn Virginia forecasted financial information does not give effect to the Merger or any changes to Penn Virginia’s operations or strategy that may be implemented after the effective time of the Merger if the Merger is completed, including potential cost synergies to be realized as a result of the Merger, or to any costs incurred in connection with the Merger. Furthermore, the Penn Virginia forecasted financial information does not take into account the effect of any failure of the Merger to be completed and should not be viewed as accurate or continuing in that context.

Accordingly, there can be no assurance that the Penn Virginia forecasted financial information will be realized or that Penn Virginia’s future financial results will not vary materially from the Penn Virginia forecasted financial information. None of Penn Virginia, Denbury nor any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Penn Virginia forecasted financial information, and none of Penn Virginia, Denbury, nor any of their respective affiliates undertakes any obligation to update or otherwise revise or reconcile the Penn Virginia forecasted financial information to reflect circumstances existing or developments and events occurring after the date of the Penn Virginia forecasted financial information or that may occur in the future, even in the event that any or all of the assumptions underlying the Penn Virginia forecasted financial information are not realized. Penn Virginia does not intend to make available publicly any update or other revision to the Penn Virginia forecasted financial information, except as otherwise required by applicable law. None of Penn Virginia nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Penn Virginia or Denbury stockholder or any other person regarding the ultimate performance of Penn Virginia compared to the information contained in the Penn Virginia forecasted financial information or that the Penn Virginia forecasted financial information will be achieved.

In light of the foregoing factors and the uncertainties inherent in the Penn Virginia forecasted financial information, Penn Virginia and Denbury stockholders are cautioned not to place undue, if any, reliance on the information presented in this summary of the Penn Virginia forecasted financial information.

Summary of Penn Virginia Forecasted Financial Information

The selected unaudited forecasted financial data were prepared utilizing the following NYMEX strip pricing assumptions with respect to future commodity prices for crude oil and natural gas as of October 19, 2018:

	NYMEX
	2019E	2020E	2021E	2022E
Commodity Prices
Oil ($/Bbl)	$69.24	$66.20	$62.64	$59.29
Gas ($/MMbtu)	$2.89	$2.68	$2.60	$2.61

In addition to the assumptions with respect to commodity prices, the Penn Virginia unaudited forecasted financial information is based on various other assumptions, including, but not limited to, assumptions relating to the following: organic growth and the amounts and timing of related costs (including capital costs) and potential economic returns; no unannounced acquisitions; outstanding debt during applicable periods; the availability and cost of capital; the cash flow from existing assets and business activities and the cash effect of income taxes; the level of production of crude oil and natural gas; development at the current pace using three drilling rigs; no changes in drilling and completion costs; ongoing investment in leases to replace drilled locations; and other general business, market and financial assumptions. The Penn Virginia unaudited forecasted financial information also reflects assumptions regarding the continuing nature of ordinary course operations that may be subject to change.

Penn Virginia Management Projections for Penn Virginia

The following table presents select unaudited forecasted financial information of Penn Virginia for the fiscal years ending 2019 through 2022 prepared by Penn Virginia’s management and provided to the Penn Virginia board and Penn Virginia’s financial advisors, which is referred to as the “Penn Virginia unaudited forecasted financial information.” As described above, the Penn Virginia unaudited forecasted financial information is based on commodity pricing assumptions as of October 19, 2018.

The following table presents select unaudited forecasted financial information of Penn Virginia on a standalone basis for the fiscal years ending 2019 through 2022 prepared by Penn Virginia management and provided to the Penn Virginia board and the Denbury board, as well as Penn Virginia’s and Denbury’s respective financial advisors, which is referred to as the Penn Virginia unaudited forecasted financial information:

($MM unless noted otherwise)	2019E	2020E	2021E	2022E
Commodity Prices
Oil ($/Bbl)	$69.24	$66.20	$62.64	$59.29
Gas ($/MMbtu)	$2.89	$2.68	$2.60	$2.61
Net Production (MMBoe)	14.3	19.2	20.9	21.2
Total Revenue	$710	$956	$1,011	$990
Operating Cash Flow (1)	$570	$772	$810	$782
EBITDA	$545	$746	$783	$755
Unlevered Free Cash Flow (2)	$105	$268	$269	$251

(1)

Operating cash flow means total revenue (adjusted for cash settlements of derivatives) minus lease operating expenses, gathering, processing and transportation expenses and taxes (other than income taxes).

(2)	Unlevered free cash flow means EBITDA minus capital expenditures and cash income taxes.

The estimates and assumptions underlying the Penn Virginia unaudited forecasted financial information are inherently uncertain and, though considered reasonable by the management of Penn Virginia as of the date of the preparation of such unaudited forecasted financial information, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited forecasted financial information, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 61 and 51, respectively. Accordingly, there can be no assurance that the forecasted results are indicative of the future performance of Penn Virginia, or that actual results will not differ materially from those presented in the Penn Virginia unaudited forecasted financial information. Inclusion of the Penn Virginia unaudited forecasted financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the Penn Virginia unaudited forecasted financial information will be achieved.

The Penn Virginia unaudited forecasted financial information is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals at the Denbury special meeting or the Penn Virginia special meeting.

Denbury Adjusted Forecasted Financial Information

The following table presents select unaudited forecasted financial information of Denbury on a standalone basis for the fiscal years ending 2019 through 2022 prepared by Penn Virginia’s management and provided to the Penn Virginia board and Penn Virginia’s financial advisor. Such Denbury adjusted forecasted financial information was prepared by Penn Virginia management from the Denbury forecasted financial information provided by Denbury to Penn Virginia:

($MM unless noted otherwise)	2019E	2020E	2021E	2022E
Commodity Prices
Oil ($/bbl)	$69.24	$66.20	$62.64	$59.29
Gas ($/MMbtu)	$2.89	$2.68	$2.60	$2.61
Net Production (MMBoe)	22.8	23.3	23.8	23.6
Total Revenue	$1,585	$1,527	$1,444	$1,346
Operating Cash Flow (1)	$928	$879	$806	$726
EBITDA	$860	$813	$741	$660
Unlevered Free Cash Flow (2)	$348	$488	$490	$447

(1)

Operating cash flow means total revenue (adjusted for cash settlements of derivatives) minus lease operating expenses, gathering, processing and transportation expenses and taxes (other than income taxes).

(2)	Unlevered free cash flow means EBITDA minus capital expenditures and cash income taxes.

ACTUAL FINANCIAL RESULTS AND COMMODITY PRICES MAY DIFFER FROM THE ABOVE ASSUMPTIONS. PENN VIRGINIA DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED FINANCIAL FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED FINANCIAL FORECASTS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

Non-GAAP Financial Information

The non-GAAP financial measures used in this section were relied upon by Penn Virginia’s financial advisor, at the direction of Penn Virginia management, for purposes of its opinion, and by the Penn Virginia board in connection with its consideration of the Merger. Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Penn Virginia’s financial advisor for purposes of its opinion or by the Penn Virginia board in connection with its consideration of the Merger. Accordingly, reconciliation of the financial measures included in the financial projections have not been provided.

Financing of the Merger

Denbury expects to use a combination of the following to finance the Merger: (i) the issuance of Denbury Common Stock to Penn Virginia shareholders pursuant to the Denbury Stock Issuance and (ii) two new debt financings as described below.

Denbury has received the commitment letter from JPMorgan Chase Bank, N.A. providing for a new $1.2 billion senior secured bank credit facility, replacing its current credit facility and a $400 million senior secured second lien bridge financing that will be available to the extent Denbury does not secure alternate financing prior to the end of the bridge takedown period. The new debt financings will be used to fully or partially fund the $400 million cash portion of the consideration, potentially retire and replace Penn Virginia’s $200 million second lien term loan, and replace Penn Virginia’s existing bank credit facility, which had $283 million drawn and outstanding as of September 30, 2018, and pay fees and expenses.

The Merger is not contingent upon receipt by Denbury of the proceeds of any financing.

Regulatory Approvals

The completion of the Merger is subject to the receipt of antitrust clearance in the United States. Under the HSR Act and the rules promulgated thereunder, the Merger may not be completed until notification and report forms have been filed with the FTC and the DOJ, and the applicable waiting period (or any extensions of such waiting period) has expired or been terminated. For additional information regarding regulatory approvals in connection with the Merger, see the section entitled “The Merger Agreement—Required Actions” beginning on page 170.

Neither Denbury nor Penn Virginia is aware of any material governmental approvals or actions that are required for completion of the Merger other than as described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

Board of Directors and Management of Denbury Following Completion of the Merger

Under the terms of the Merger Agreement, Denbury has agreed to take all necessary corporate action so that upon and after the effective time of the Merger, the size of the Denbury board is increased by two members, and two members of the Penn Virginia board who are mutually agreed by Denbury and Penn Virginia and would qualify as independent directors under Section 303A.02 of the NYSE Listed Company Manual are appointed to the Denbury board to fill the vacancies on the Denbury board created by such increase. Denbury, through the Denbury board and subject to the Denbury board’s fiduciary duties to Denbury stockholders, has agreed to take all necessary action to recommend that the two applicable members of the Penn Virginia board be elected to the Denbury board in the proxy statement relating to the first annual meeting of Denbury stockholders following the completion of the Merger.

Upon completion of the Merger, the current directors and executive officers of Denbury are expected to continue in their current positions, other than as may be publicly announced by Denbury in the normal course.

Interests of Penn Virginia Directors and Executive Officers in the Merger

In considering the recommendation of the Penn Virginia board to approve the Penn Virginia Merger Proposal and the Penn Virginia Non-Binding Compensation Advisory Proposal, Penn Virginia shareholders should be aware that the executive officers and directors of Penn Virginia have interests in the Merger that may be different from, or in addition to, those of Penn Virginia’s shareholders generally. The members of the Penn Virginia board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, in approving the Merger Agreement and in determining to recommend that Penn Virginia shareholders approve the Penn Virginia Merger Proposal.

Treatment of Penn Virginia Equity Awards

As of the effective time of the Merger, (i) each restricted stock unit granted under the Penn Virginia stock plan that is (x) subject solely to service-based vesting and (y) payable in Penn Virginia Common Stock or the value of which is determined with reference to the value of the Penn Virginia Common Stock, and (ii) each restricted stock unit that is (x) subject in whole or in part to performance-based vesting and (y) payable in Penn Virginia Common Stock or the value of which is determined with reference to the value of the Penn Virginia Common Stock that is outstanding as of immediately prior to the effective time of the Merger, whether vested or unvested, will vest in full (as applicable) and automatically and without any required action on the part of the holder thereof, be converted into the right to receive:

•

an amount in cash, without interest, equal to the product of (A) the number of shares of Penn Virginia Common Stock subject to such Penn Virginia service-based restricted stock unit award or earned under such Penn Virginia performance-based restricted stock unit award, as applicable and (B) $25.86; and

•

a number of shares of Denbury Common Stock equal to the product of (A) the number of shares of Penn Virginia Common Stock subject to such Penn Virginia service-based restricted stock unit award or earned under such Penn Virginia performance-based restricted stock unit award, as applicable, and (B) 12.4000, rounded up to the nearest whole share.

The number of shares of Penn Virginia Common Stock deemed earned under each Penn Virginia performance-based restricted stock unit award will be reasonably determined by the compensation committee of the Penn Virginia board based on actual level of achievement after consultation with Denbury (provided that, the number of shares of Penn Virginia Common Stock deemed earned under any Penn Virginia performance-based restricted stock unit award with respect to any performance period scheduled to commence on or after January 1, 2019 will vest based on maximum level of achievement). Such shares deemed earned as described in this paragraph are referred to herein as the “earned Penn Virginia performance-based restricted stock units.”

The following table shows, as of December 11, 2018, with respect to the executive officers and directors of Penn Virginia (as identified in Penn Virginia’s Proxy Statement on Schedule 14A filed with the SEC on

March 28, 2018) and each other executive officer or director who served as an executive officer or director of Penn Virginia at any point in time on or following January 1, 2017: (1) the number of shares of Penn Virginia Common Stock underlying each Penn Virginia service-based restricted stock unit award held by such individual, (2) the cash payment to be received as the result of the conversion of such Penn Virginia service-based restricted stock unit awards as of the effective time of the Merger, (3) the number of shares of Denbury Common Stock to be received as the result of the conversion of Penn Virginia service-based restricted stock unit awards as of the effective time of the Merger, (4) the number of shares of Penn Virginia Common Stock underlying each earned Penn Virginia performance-based restricted stock unit award held by such individual (assuming maximum level of performance), (5) the cash payment to be received as the result of the conversion of such earned Penn Virginia performance-based restricted stock unit awards and (6) the number of shares of Denbury Common Stock to be received as the result of the conversion of such earned Penn Virginia performance-based restricted stock unit awards.

Name	Number of Penn Virginia Shares Underlying RSUs (#)	Cash Payment In Exchange for RSUs ($)	Number of Denbury Shares In Exchange for RSUs (#)	Number of Penn Virginia Shares Underlying Earned PSUs (#) (3)	Cash Payment In Exchange for Earned PSUs ($) (3)	Number of Denbury Shares In Exchange for Earned PSUs (#) (3)
Executive Officers
John A. Brooks	33,004	$853,483	409,250	82,510	$2,133,709	1,023,124
Steven A. Hartman	25,254	$653,068	313,150	10,000	$258,600	124,000
Benjamin A. Mathis	15,456	$399,692	191,654	26,122	$675,515	323,913
Harry Quarls (1)	—	—	—	—	—	—
Directors
David Geenberg	—	—	—	—	—	—
Michael Hanna	—	—	—	—	—	—
Darin G. Holderness	5,562	$143,833	68,969	—	—	—
Jerry R. Schuyler	5,562	$143,833	68,969	—	—	—
Frank Pottow	1,898	$49,082	23,535	—	—	—
Marc McCarthy (2)	—	—	—	—	—	—

(1)	Mr. Quarls ceased employment with Penn Virginia effective February 28, 2018.
(2)	Mr. McCarthy ceased to serve on the Penn Virginia board effective March 6, 2018.
(3)	Assumes vesting at maximum level of achievement.

Executive Officer Severance Arrangements

Penn Virginia’s executive officers do not currently have individual agreements providing for severance payments or benefits. Instead, such executive officers participate in the Penn Virginia Corporation 2017 Special Severance Plan (as amended and restated effective July 18, 2018) (the “Severance Plan”). The Severance Plan provides for the following payments and benefits in the event of a termination of employment without “Cause” or resignation for “Good Reason” (each as defined in the Severance Plan) within the six-month period following a “qualifying transaction” (which the Merger will constitute):

•

A lump-sum cash payment in an amount equal to a specified number of weeks of “Base Pay” with Mr. Brooks eligible to receive 130 weeks of Base Pay and the other executive officers eligible to receive 78 weeks of Base Pay. “Base Pay” refers to the base salary or base wages that the executive officer earns during a week, based upon rate of pay in effect for the participant immediately before the participant’s termination of employment, excluding overtime, bonuses, incentive compensation or any other special payments.

•

An additional lump sum payment in an amount equal to the annual bonus, if any, earned by the executive officer for the year preceding the year of termination (based on the target level of performance) to the extent unpaid as of the executive’s last day of employment.

•

If the executive officer elects continuation coverage under COBRA, continued coverage at the same contribution rate paid by Penn Virginia for active employees for the executive officer and his or her covered dependents following the executive officer’s date of termination for the number of weeks indicated above (or such shorter period during which the executive is eligible to receive COBRA coverage).

The payments and benefits under the Severance Plan are subject to the executive’s execution and non-revocation of a release of claims.

The following table shows, assuming the closing of the Merger occurs on December 11, 2018, the severance payments and benefits to which each executive officer of Penn Virginia (as identified in Penn Virginia’s Proxy Statement on Schedule 14A filed with the SEC on March 28, 2018) and each other executive officer who served as an executive officer of Penn Virginia at any point in time on or following January 1, 2017, would be entitled upon a qualifying termination of employment immediately following the closing of the Merger.

Name	Cash Severance (2) ($)	Estimated Cost of COBRA Continuation Coverage ($)	Total ($)
Executive Officers
John A. Brooks	$1,532,125	$36,000	$1,568,125
Steven A. Hartman	$665,638	$36,000	$701,638
Benjamin A. Mathis	$775,500	$36,000	$811,500
Harry Quarls (1)	—	—	—

(1)	Mr. Quarls ceased employment with Penn Virginia effective February 28, 2018.
(2)

Includes (i) an amount equal to a specified number of weeks of “Base Pay” with Mr. Brooks eligible to receive 130 weeks of Base Pay and the other executive officers eligible to receive 78 weeks of Base Pay and (ii) the annual bonus, if any, earned by the executive officer for the year preceding the year of termination (based on the target level of performance) to the extent unpaid as of the executive’s last day of employment.

280G Mitigation Actions

While Penn Virginia will be permitted to take certain actions to reduce the amount of any potential “excess parachute payments” for “disqualified individuals” (each as defined in Section 280G of the Code), with Denbury’s consent, the compensation committee of the Penn Virginia board has not yet approved any specific actions to mitigate the expected impact of Section 280G of the Code on Penn Virginia and any disqualified individuals. Executives are not entitled to receive gross-ups or tax reimbursements from Penn Virginia with respect to any potential excise taxes.

Voting and Support Agreements

In connection with the execution of the Merger Agreement, Denbury entered into the Voting Agreements with (i) Strategic Value Partners, LLC on behalf of certain investment funds directly and indirectly managed by SVP, (ii) KLS Diversified Asset Management LP and (iii) each director and executive officer of Penn Virginia, pursuant to which each such shareholder has agreed, among other matters and upon the terms and subject to the conditions set forth in the Voting Agreements, to vote all of their shares of Penn Virginia Common Stock in favor of the Penn Virginia Merger Proposal and the other actions contemplated by the Merger Agreement and against any proposal that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger. As of December 11, 2018, such shareholders subject to the Voting Agreements held 2,279,741 shares of Penn Virginia Common Stock in the aggregate (excluding Penn Virginia service-based restricted stock and Penn Virginia performance-based restricted stock), or approximately 15.1% of the voting power of Penn Virginia (excluding Penn Virginia service-based restricted stock and Penn Virginia performance-based restricted stock). The Voting Agreements are attached to this joint proxy statement/prospectus as Annex E, Annex F and Annex G, respectively.

The Voting Agreement entered into with each director and executive officer of Penn Virginia will terminate upon the earliest to occur of:

•	the termination of the Merger Agreement;

•	the effective time of the Merger;

•

the date of any modification, waiver or amendment to the Merger Agreement effected without the Voting Agreement parties’ consent that (i) decreases the amount or changes the form of consideration payable to all of the Penn Virginia shareholders pursuant to the terms of the Merger Agreement or (ii) otherwise materially adversely affects the interests of the Penn Virginia shareholders; and

•	by mutual written consent of Denbury and the directors and executive officers party to such Voting Agreement.

The Voting Agreements entered into with SVP and KLS will terminate upon the earliest to occur of:

•	the termination of the Merger Agreement in compliance with its terms;

•	the effective time of the Merger;

•

the date of any modification, waiver or amendment to the Merger Agreement effected without the Voting Agreement parties’ consent that (i) decreases the amount or changes the form of consideration payable to all of the Penn Virginia shareholders pursuant to the terms of the Merger Agreement or (ii) otherwise materially adversely affects the interests of the Penn Virginia shareholders;

•	by mutual written consent of Denbury and the respective party to such Voting Agreement;

•	April 30, 2019; and

•	any material breach of the Merger Agreement by Denbury.

Quantification of Potential Payments

The information set forth in this section is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation that may become payable to each named executive officer of Penn Virginia in connection with the Merger. For additional details regarding the terms of the payments and benefits described below, see the section entitled “—Interests of Penn Virginia Directors and Executive Officers in the Merger” above.

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the transaction. For purposes of calculating such amounts, the following assumptions were used:

•	The effective time is December 11, 2018, which is the latest practicable date prior to this joint proxy statement/prospectus solely for purposes of the disclosure in this section.

•

Each Penn Virginia service-based restricted stock unit award and Penn Virginia performance-based restricted stock unit award held by each named executive officer of Penn Virginia as of immediately prior to the effective time will be accelerated in full and will be converted into the right to receive, per share of Penn Virginia Common Stock underlying such individual’s Penn Virginia service-based restricted stock unit award or Penn Virginia earned performance-based restricted stock unit award, (i) $25.86 in cash and (ii) 12.4 shares of Denbury Common Stock (rounded up to the nearest whole share). For purposes of the following table, the value of a share of Denbury Common Stock is assumed to be $4.66, which is the average closing price per share of Denbury Common Stock over the five business days following the first public announcement of the transaction on October 28, 2018. For a description of the consideration payable to the named executive officers in connection with their Penn Virginia service-based restricted stock unit awards and Penn Virginia performance-based restricted stock unit awards, see “—Treatment of Penn Virginia Equity Awards” beginning on page 134.

•

The employment of each named executive officer of Penn Virginia is terminated by Penn Virginia without “Cause” or by the named executive officer for “Good Reason” (each as defined in the Severance Plan) in connection with the Merger, in either case immediately following the assumed effective time of December 11, 2018.

As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below. For purposes of this discussion, “single-trigger” refers to benefits that are payable solely as a result of the closing of the Merger and “double-trigger” refers to benefits that require the closing of the Merger, as well as the occurrence of another event (such as termination of employment or continued service), to become payable.

Golden Parachute Compensation
Name	Cash (1)	Equity (2)	Perquisites / Benefits (3)	Total (4)
Harry Quarls	—	—	—	—
Former Executive Chairman
John A. Brooks	$1,532,125	$9,662,053	$36,000	$11,230,178
President and Chief Executive Officer
Steven A. Hartman	$665,638	$2,948,786	$36,000	$3,650,424
Senior Vice President and Chief Financial Officer

(1) Cash.

Mr. Quarls. Mr. Quarls ceased to serve as an employee of Penn Virginia on February 28, 2018 and is not eligible to receive any payments in connection with the Merger.

Mr. Brooks. The amount set forth for Mr. Brooks includes the following payments: (i) $1,094,375 representing a lump sum cash payment equal to 130 weeks of base pay pursuant to the Severance Plan and (ii) $437,750 representing a lump sum cash payment equal to the annual bonus, if any, earned by Mr. Brooks for the year preceding the year of termination (based on the target level of performance) to the extent unpaid as of the last day of employment. These payments are considered to be double-trigger payments.

Mr. Hartman. The amount set forth for Mr. Hartman includes the following payments: (i) $424,875 representing the lump sum cash payment equal to 78 weeks of base pay pursuant to the Severance Plan and (ii) $240,763 representing a lump sum cash payment equal to the annual bonus, if any, earned by Mr. Hartman for the year preceding the year of termination (based on the target level of performance) to the extent unpaid as of the last day of employment. These payments are considered to be double-trigger payments.

(2) Equity.

Mr. Quarls. Mr. Quarls ceased to serve as an employee of Penn Virginia on February 28, 2018 and no longer held any outstanding equity awards as of the assumed effective time of December 11, 2018.

Messrs. Brooks and Hartman. The amounts set forth for Messrs. Brooks and Hartman represent the full vesting of the Penn Virginia service-based restricted stock unit awards and Penn Virginia performance-based restricted stock unit awards held by each of Messrs. Brooks and Hartman as of the effective time of the Merger. Such accelerated vesting is considered to be “single-trigger” vesting. The aggregate value of the unvested and accelerated Penn Virginia service-based restricted stock unit awards is equal to $4,872,932 (representing $1,506,552 attributable to the cash consideration and $3,366,380 attributable to the consideration payable in shares of Denbury Common Stock). The aggregate value of the unvested and accelerated Penn Virginia performance-based restricted stock unit awards is equal to $7,737,907 (representing $2,392,309 attributable to the cash consideration and $5,345,598 attributable to the consideration payable in shares of Denbury Common Stock), assuming maximum level of performance. For further details regarding the treatment of Penn Virginia equity awards in connection with the Merger, see the section entitled “—Treatment of Penn Virginia Equity Awards” beginning on page 134. The value of the unvested and accelerated equity awards held by Messrs. Brooks and Hartman is set forth in the table below.

Estimated Value of Single-Trigger Equity Awards
Name	Estimated Value of Single-Trigger RSUs	Estimated Value of Single-Trigger PSUs	Total
Mr. Brooks	$2,760,587	$6,901,466	$9,662,053
Mr. Hartman	$2,112,346	$836,440	$2,948,786

(3) Perquisites/Benefits.

Mr. Quarls. Mr. Quarls ceased to serve as an employee of Penn Virginia on February 28, 2018 and is not eligible to receive any benefits in connection with the Merger.

Messrs. Brooks and Hartman. The amounts set forth for Messrs. Brooks and Hartman represent the value of 130 weeks and 78 weeks, respectively, (or such shorter period during which COBRA coverage is provided to the executive) of company-paid COBRA coverage pursuant to the Severance Plan. Pursuant to the terms of the applicable benefit plan, Mr. Brooks may not be eligible to receive such company-paid COBRA coverage for the full 130 weeks.

(4) Section 280G of the Code.

No named executive officer is entitled to a gross-up or other make-whole payment in connection with any golden parachute excise taxes imposed due to Section 280G of the Code on the payments and benefits that he may receive in connection with the transaction, including the payments and benefits reflected above.

Indemnification and Insurance

Denbury and the surviving corporation have agreed to, jointly and severally, (i) indemnify and hold harmless each person who is now, or has been or becomes at any time prior to the effective time of the Merger, (A) an officer or director of Penn Virginia or any of its subsidiaries or (B) a director, officer, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Penn Virginia or any of its subsidiaries, together with such person’s heirs, executors, trustees, fiduciaries and administrators (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable law from and against any losses, claims, damages, liabilities, costs, indemnification expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) arising out of or in connection with any threatened, asserted, pending or completed action or proceeding, any governmental entity or any other person, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director or officer of Penn Virginia or any of its subsidiaries or as a trustee of (or in a similar capacity with) any compensation and benefit plan of any thereof; and (ii) promptly pay on behalf of or, within 15 days after any request for advancement, advance to each of the Indemnified Parties, any indemnification expenses (including reasonable attorneys’ fees) incurred in defending, serving as a witness with respect to or otherwise participating with respect to any such action or proceeding in advance of the final disposition of such claim or action, including payment on behalf of or advancement to the Indemnified Party of any indemnification expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security.

In the event that Denbury, the surviving corporation, LLC Sub or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, Denbury, the surviving corporation or LLC Sub, as applicable, must cause proper provision to be made so that the successors and assigns of Denbury, the surviving corporation or LLC Sub, as applicable, assume the indemnification obligations set forth above contemporaneous with the closing of any such consolidation, merger, transfer or conveyance.

On or prior to the effective time of the Merger, Denbury is required to purchase a “tail” directors’ and officers’ liability insurance policy covering the six-year period from and after the effective time of the Merger for Penn Virginia and its current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by Penn Virginia from a carrier with the same or better credit rating to Penn Virginia’s current directors’ and officers’ liability insurance carrier on terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by Penn Virginia as of the date of the Merger Agreement with respect to claims arising from facts or events that occurred on or before the effective time of the Merger, except that in no event will Denbury be required to pay with respect to such “tail” policy more than 300% of the aggregate annual premium currently paid by Penn Virginia for such insurance. For additional information, see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 173.

Listing of Denbury Common Stock; Delisting and Deregistration of Penn Virginia Common Stock

If the Merger is completed, the shares of Denbury Common Stock to be issued in the Merger will be listed for trading on the NYSE, shares of Penn Virginia Common Stock will be delisted from the NASDAQ and deregistered under the Exchange Act, and Penn Virginia will no longer be required to file periodic reports with the SEC pursuant to the Exchange Act.

Accounting Treatment of the Merger

Denbury prepares its financial statements in accordance with GAAP. The accounting guidance for business combinations requires the use of the acquisition method of accounting for the Merger, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. Denbury will be treated as the acquirer for accounting purposes.

Treatment of Indebtedness

As of September 30, 2018, Penn Virginia had outstanding borrowings of approximately $283 million under Penn Virginia’s revolving credit facility. Completion of the Merger would constitute an event of default under the terms of Penn Virginia’s revolving credit facility. In order to avoid an event of default, Denbury will need to either obtain waivers or consents from the lenders under the Penn Virginia revolving credit facility, or the Penn Virginia revolving credit facility will need to be repaid or refinanced in connection with the Merger. Denbury may draw on Denbury’s new $1.2 billion senior secured revolving credit facility or $400 million senior secured second lien bridge facility and/or cash on hand to prepay in full the total outstanding amount under the Penn Virginia revolving credit facility and terminate the Penn Virginia revolving credit facility. Denbury may also choose to refinance the Penn Virginia revolving credit facility (including any hedges provided by hedge banks thereunder) effective at the completion of the Merger. In the event of a refinancing of the Penn Virginia revolving credit facility, prepayment would be at par with no prepayment premium, other than LIBOR breakage costs.

As of September 30, 2018, Penn Virginia had outstanding borrowings of $200 million under Penn Virginia’s second lien term loan facility. Completion of the Merger would constitute an event of default under the terms of Penn Virginia’s second lien term loan facility. In order to avoid an event of default, Denbury will need to either obtain waivers or consents from the lenders under the Penn Virginia second lien term loan facility, or the Penn Virginia second lien term loan facility will need to be repaid or refinanced in connection with the Merger. Denbury may draw on Denbury’s new $1.2 billion senior secured revolving credit facility or $400 million senior secured second lien bridge facility and/or cash on hand to prepay in full the total outstanding amount under the Penn Virginia second lien term loan facility and terminate the Penn Virginia second lien term loan facility. Denbury may also choose to refinance the Penn Virginia second lien term loan facility (including any hedges provided by hedge banks thereunder) effective at the completion of the Merger. In the event of a refinancing of the Penn Virginia second lien term loan facility, prepayment would be at par with (i) if before September 29, 2019, a prepayment premium of 2.0%, (ii) if between September 29, 2019 and September 29, 2020, a 1.0% prepayment premium and (iii) if on or after September 29, 2020, no prepayment premium, other than LIBOR breakage costs.

For a description of Denbury’s and Penn Virginia’s existing indebtedness see Denbury’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed on November 9, 2018, and Penn Virginia’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed on November  8, 2018, each of which is incorporated by reference into this joint proxy statement/prospectus.

Litigation Relating to the Merger

As of the date of this registration statement, there are no pending legal proceedings relating to the Merger against Denbury or Penn Virginia.

THE MERGER AGREEMENT

This section describes the material terms of the Merger Agreement, which was executed on October 28, 2018. The description of the Merger Agreement in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary are included solely to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Denbury, Penn Virginia, or any of their respective subsidiaries or affiliates contained in this joint proxy statement/prospectus or in Denbury’s or Penn Virginia’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Denbury or Penn Virginia, as applicable, contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Denbury, Penn Virginia and Merger Sub were made solely for the purposes of the Merger Agreement and as of specific dates and were qualified and subject to important limitations agreed to by Denbury, Penn Virginia and Merger Sub in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to complete the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between Denbury and Penn Virginia, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders or shareholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the respective disclosure letters that Denbury and Penn Virginia delivered to each other in connection with the Merger Agreement, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since October 28, 2018. You should not rely on the Merger Agreement representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts of Denbury, Penn Virginia and Merger Sub or any of their respective subsidiaries or affiliates.

The Merger

On the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger and in accordance with the VSCA, Merger Sub will be merged with and into Penn Virginia and the separate corporate existence of Merger Sub will cease, and Penn Virginia will continue as the surviving corporation and as a direct wholly owned subsidiary of Denbury.

Immediately following the effective time of the Merger, on the terms of the LLC Sub Merger and in accordance with the VSCA and the Virginia Limited Liability Company Act, as amended, the surviving corporation will merge with and into LLC Sub, with LLC Sub continuing as the surviving entity as a direct wholly owned subsidiary of Denbury. At the time of and immediately after the LLC Sub Merger, (i) all capital stock of the surviving corporation issued and outstanding immediately prior to the effective time of the LLC Sub Merger will automatically be cancelled and extinguished and will cease to exist, and no consideration will be delivered in exchange therefor, (ii) all of the membership interests of LLC Sub issued and outstanding immediately prior to the effective time of the LLC Sub Merger will remain outstanding following the consummation of the LLC Sub Merger and will not be affected in any way by the LLC Sub Merger, (iii) Denbury will own all of the membership interests in LLC Sub and will be the sole member of LLC Sub, and (iv) LLC Sub will be treated as an entity disregarded as separate from Denbury for U.S. federal income tax purposes.

At the effective time of the Merger, all of the property, rights, privileges, powers and franchises of Penn Virginia and Merger Sub will vest in the surviving corporation, and all debts, liabilities and duties of Penn Virginia and Merger Sub will become the debts, liabilities and duties of the surviving corporation and at the effective time of the LLC Sub Merger, all of the property, rights, privileges, powers and franchises of the surviving corporation and LLC Sub will vest in LLC Sub, and all debts, liabilities and duties of the surviving corporation and LLC Sub will become the debts, liabilities and duties of LLC Sub.

Closing and Effective Time of the Merger

Unless otherwise agreed to in writing between Denbury and Penn Virginia, the completion of the Merger will take place in Houston, Texas on a date to be mutually agreed upon by Denbury and Penn Virginia, which will be no later than the second business day following the satisfaction of the conditions to the completion of the Merger (the “closing conditions”); provided, however, that if the satisfaction or waiver of the closing conditions has occurred prior to the marketing period (as defined below), the completion of the Merger will occur instead on the second business day following the final day of the marketing period (provided that Denbury may elect in its sole discretion to terminate the marketing period early on no less than two business days’ notice to Penn Virginia). For more information on the conditions to the completion of the Merger, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 178. We refer to the date on which the completion of the Merger occurs as the “closing date.”

For purposes of the Merger Agreement, “marketing period” means, subject to certain exceptions, a 15 consecutive business day period (starting with the first day of such period and continuing through and ending with the last day of such period) that begins on the later of (a) the date this joint proxy statement/prospectus is first mailed to each of the Penn Virginia shareholders and the Denbury stockholders and (b) the date that Penn Virginia has delivered certain financial information to Denbury.

Assuming timely satisfaction of the necessary closing conditions, Denbury and Penn Virginia currently expect the closing of the Merger to occur in the first quarter of 2019. The Merger will become effective at the time the State Corporation Commission of the Commonwealth of Virginia (the “SCC”) issues the certificate of merger in connection with the Merger, or at such later date or time as Denbury and Penn Virginia may agree in writing and specify in the articles of merger for the Merger. The LLC Sub Merger will become effective at the time the SCC issues the certificate of merger in connection with the LLC Sub Merger, or at such later date or time as Denbury and Penn Virginia may agree in writing and specify in the articles of merger for the LLC Sub Merger.

Organizational Documents; Directors and Officers

At the effective time of the Merger, the articles of incorporation and the bylaws of the surviving corporation will be amended and restated to be in the form of the articles of incorporation and bylaws of Merger Sub in effect as of the date of the Merger Agreement, except that the name of the surviving corporation will be changed, until such articles of incorporation and bylaws are thereafter amended and restated in accordance with their respective terms and applicable law.

At the effective time of the LLC Sub Merger, the certificate of formation and the limited liability company agreement of LLC Sub as in effect immediately prior to the LLC Sub Merger will remain unchanged and will be the certificate of formation and the limited liability company agreement of LLC Sub until duly amended in accordance with the terms thereof and applicable law.

Penn Virginia will use reasonable best efforts to obtain resignations, conditioned and automatically effective upon the effective time of the Merger, of each of its directors in office immediately prior to the effective time of the Merger. The parties will take all necessary action such that, from and after the effective time of the Merger, the directors and officers of Merger Sub will be the directors and officers of the surviving corporation, and such directors and officers will serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the organizational documents of the surviving corporation.

Effect of the Merger on Capital Stock; Merger Consideration

On the terms and subject to the conditions set forth in the Merger Agreement, upon the effective time of the Merger, each share of Penn Virginia Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than as described in the Merger Agreement) will be converted into the right to receive, at the election of the holder of such share of Penn Virginia Common Stock, either, (i) the Mixed Election Consideration ($25.86 in cash without interest and 12.4000 shares of Denbury Common Stock), (ii) the Cash Election Consideration ($79.80 in cash without interest) or (iii) the Stock Election Consideration (18.3454 shares of Denbury Common Stock).

The Cash and Stock Elections will be subject to proration to ensure that the total amount of cash paid to holders of Penn Virginia Common Stock is equal to $400 million. The proration and adjustment procedures are as follows:

If (A) the product of the number of Cash Election Shares and the Cash Election Consideration (such product, the Cash Election Amount) exceeds (B) (1) $400,000,000 minus (2) the product of the number of shares of Penn Virginia Common Stock that have made the Mixed Election and $25.86 (such difference being referred to as the “Available Cash Election Amount”), then each Cash Election Share will be converted into the right to receive (y) an amount of cash without interest equal to the product of the Cash Election Consideration and a fraction, the numerator of which will be the Available Cash Election Amount and the denominator of which will be the Cash Election Amount (such fraction, the Cash Fraction) and (z) a number of shares of Denbury Common Stock equal to the product of (1) the Exchange Ratio of 18.3454 shares of Denbury Common Stock per share of Penn Virginia Common Stock and (2) one minus the Cash Fraction.

If the Available Cash Election Amount exceeds the Cash Election Amount and the number of No Election Shares is less than the Cash Election Shortfall Number (as defined below), then each Stock Election Share will be converted into the right to receive (A) an amount of cash (without interest) equal to (1) the Cash Election Shortfall Amount (as defined below) minus the product of the number of No Election Shares and the Cash Election Consideration, divided by (2) the number of Stock Election Shares and (B) a number of shares of Denbury Common Stock equal to the product of (1) the Exchange Ratio of 18.3454 shares of Denbury Common Stock per share of Penn Virginia Common Stock and (2) a fraction, the numerator of which will be the Cash Election Consideration minus the amount calculated in clause (A) and the denominator of which will be the Cash Election Consideration.

If the Cash Election Amount equals or exceeds the Available Cash Election Amount, then each No Election Share will be converted into the right to receive 18.3454 shares of Denbury Common Stock. If the Available Cash Election Amount exceeds the Cash Election Amount (the amount by which the Available Cash Election Amount exceeds the Cash Election Amount referred to as the “Cash Election Shortfall Amount”), then (A) if the number of No Election Shares is less than or equal to an amount equal to the Cash Election Shortfall Amount divided by the Cash Election Consideration (such quotient referred to as the “Cash Election Shortfall Number”), then each No Election Share will be converted into the right to receive the Cash Election Consideration, and (B) if the number of No Election Shares is greater than the Cash Election Shortfall Number, then each No Election Share will be converted into the right to receive (A) an amount of cash (without interest) equal to the Cash Election Shortfall Amount divided by the number of No Election Shares and (B) a number of shares of Denbury Common Stock equal to the product of (1) the Exchange Ratio of 18.3454 shares of Denbury Common Stock per share of Penn Virginia Common Stock and (2) a fraction, the numerator of which will be the Cash Election Consideration minus the amount calculated in clause (A) and the denominator of which will be the Cash Election Consideration.

Penn Virginia shareholders will not be entitled to receive any fractional shares of Denbury Common Stock in the Merger, and no Penn Virginia shareholder will be entitled to voting or other rights in respect of any fractional shares of Denbury Common Stock. Each holder of Penn Virginia Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Denbury Common Stock (after taking into account all shares of Penn Virginia Common Stock exchanged by such holder) will receive, in lieu thereof, cash in an amount equal to such fractional amount multiplied by the average of the volume weighted average price per share of Denbury Common Stock on the NYSE (as reported by Bloomberg, L.P. or, if not reported by Bloomberg, L.P., in another authoritative source mutually selected by Denbury and Penn Virginia) on each of the five consecutive trading days ending with the last complete trading day prior to the closing date.

At the effective time, all shares of Penn Virginia Common Stock will cease to be outstanding, will be cancelled and will cease to exist, and each Penn Virginia Common Stock certificate formerly representing any shares of Penn Virginia Common Stock, and each non-certificated share of Penn Virginia Common Stock represented by book-entry (other than, in each case, those shares held by Penn Virginia immediately prior to the effective time of the Merger (each, an “excluded share”)) will thereafter represent only the right to receive, without interest, the applicable per share Merger Consideration, and (with respect to the Stock Election Consideration) the right, if any, to receive cash in lieu of fractional shares into which such shares have been converted and any distribution or dividend on shares of Denbury Common Stock issued in the Merger payable after the effective time of the Merger.

Each excluded share will, at the effective time of the Merger, be cancelled and cease to exist, with no consideration paid therefor.

Election Procedures

Not less than 30 days prior to the anticipated effective time of the Merger or on such other date as Denbury and Penn Virginia mutually agree (which we refer to as the “mailing date”), Penn Virginia has agreed to mail an election form and letter of transmittal, in such form as mutually acceptable to Denbury and Penn Virginia, to each holder of record of Penn Virginia Common Stock (other than Penn Virginia Common Stock owned by Penn Virginia prior to the effective time of the Merger) as of a record date that is five business days prior to the mailing date or such other date as mutually agreed to by Denbury and Penn Virginia.

To be effective, a form of election must be properly completed, signed and submitted to the exchange agent of Penn Virginia Common Stock for the Merger Consideration by the election deadline of 5:00 p.m. (Eastern Time) on the business day that is two trading days prior to the effective time of the Merger, or such other date as mutually agreed upon by Denbury and Penn Virginia. Each election form and letter of transmittal submitted to the exchange agent must specify (i) the number of shares of Penn Virginia Common Stock with respect to which such holder elects to receive the Mixed Election Consideration, (ii) the number of shares of Penn Virginia Common Stock with respect to which such holder elects to receive the Cash Election Consideration, (iii) the number of shares of Penn Virginia Common Stock with respect to which such holder elects to receive the Stock Election Consideration or (iv) that such holder makes no election with respect to such holder’s shares of Penn Virginia Common Stock. Denbury will publicly announce the anticipated election deadline at least five business days prior to the election deadline. If the effective time of the Merger is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date (which will be the second business day prior to the effective time of the Merger or such other date as mutually agreed to by Denbury and Penn Virginia), and Denbury will promptly announce any such delay and, when determined, the rescheduled election deadline.

Denbury will make available one or more election form and letter of transmittals as may reasonably be requested from time to time by all persons who become holders or beneficial owners of Penn Virginia Common Stock during the period between the mailing date and the election deadline (which we refer to as the “election period”), and Penn Virginia will provide the exchange agent all information reasonably necessary for it to perform its duties as specified herein.

Any election will be properly made only if the exchange agent actually receives a properly completed election form and letter of transmittal during the election period. After a Mixed Election, Cash Election or Stock Election has been properly made with respect to any shares of Penn Virginia Common Stock, any subsequent transfer of such shares of Penn Virginia Common Stock will automatically revoke such election. Any election form and letter of transmittal may be revoked or changed by the person submitting it, by written notice received by the exchange agent during the election period. In the event an election form and letter of transmittal is revoked during the election period, the holder of the shares of Penn Virginia Common Stock represented by such election form and letter of transmittal will be deemed to have not made an election, except to the extent a subsequent election is properly made during the election period. Subject to the terms of the Merger Agreement and of the election form and letter of transmittal, the exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in an election form and letter of transmittal, and any good faith decisions of the exchange agent regarding such matters will be binding and conclusive. None of Denbury or Penn Virginia or the exchange agent will be under any obligation to notify any person of any defect in an election form and letter of transmittal.

If your shares of Penn Virginia Common Stock are held in “street name” by your broker, bank or other nominee, contact the nominee and request that the nominee make your Mixed Election, Cash Election or Stock Election for you. Penn Virginia shareholders who hold their shares in “street name” may be subject to an earlier deadline. Therefore, Penn Virginia shareholders should carefully read any materials received from their bank, broker, nominee, trust company or other fiduciary.

Payment for Securities; Exchange

Prior to the effective time of the Merger, Denbury has agreed to appoint a bank or trust company reasonably acceptable to Penn Virginia to act as exchange agent. At or prior to the effective time of the Merger, Denbury will deposit with the exchange agent, in trust for the benefit of the former holders of Penn Virginia Common Stock entitled to receive Merger Consideration (i) the number of shares of Denbury Common Stock issuable to such holders and (ii) an amount of cash sufficient in order for the exchange agent to distribute the cash amounts necessary to cover the cash consideration. Denbury has also agreed to deposit with the exchange agent cash sufficient to make payments in lieu of fractional shares.

Certificates

As promptly as practicable after the effective time of the Merger, Denbury has agreed to cause the exchange agent to deliver to each record holder, as of immediately prior to the effective time of the Merger, of a Penn Virginia Common Stock certificate a notice advising such holder of the effectiveness of the Merger and a form of letter of transmittal with instructions thereto.

Non-DTC Book-Entry Shares

As promptly as practicable after the effective time of the Merger, Denbury has agreed to cause the exchange agent to deliver to each record holder, as of immediately prior to the effective time of the Merger, of book-entry shares of Denbury Common Stock not held through DTC, (i) a notice advising such holders of the effectiveness of the Merger, (ii) a statement reflecting the number of shares of Denbury Common Stock (which must be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Denbury Common Stock, if any, that such holder has the right to receive pursuant to the Merger Agreement (after taking into account all shares of Penn Virginia Common Stock then held by such holder) and (iii) a check in the amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to the Merger Agreement, including cash payable in lieu of any fractional shares of Denbury Common Stock.

DTC Book-Entry Shares

With respect to book-entry shares of Penn Virginia Common Stock held through DTC, Denbury and Penn Virginia have agreed to cooperate to establish procedures with the exchange agent and DTC to ensure that the exchange agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the closing date, upon surrender of shares of Penn Virginia Common Stock held of record by DTC, the Merger Consideration and cash in lieu of fractional shares of Denbury Common Stock (as subject to the applicable provisions of the Merger Agreement), in each case, that DTC has the right to receive.

No Interest

No interest will be paid or accrued on any amount payable for shares of Denbury Common Stock eligible to receive the Merger Consideration pursuant to the Merger Agreement.

Merger Consideration Received in Connection with Exchange

After the effective time of the Merger, upon the surrender of a Penn Virginia Common Stock certificate for cancellation to the exchange agent together with a letter of transmittal, duly completed and validly executed in accordance with the applicable instructions, and such other documents as may reasonably be required pursuant to the instructions accompanying such letter of transmittal, the holder of such Penn Virginia Common Stock certificate will be entitled to receive in exchange therefor the Merger Consideration into which the shares of Penn Virginia Common Stock previously represented by such Penn Virginia Common Stock certificate have been converted and any cash in lieu of fractional shares which such holder has the right to receive, pursuant to the terms of the Merger Agreement. With respect to book-entry shares of Penn Virginia Common Stock, after the effective time of the Merger, payment of the Merger Consideration (including any cash in lieu of fractional shares of Denbury Common Stock) will only be made to the person in whose name such book-entry shares are registered in the stock transfer records of Penn Virginia as of the effective time of the Merger. In the event of a transfer of ownership of Penn Virginia Common Stock that is not registered in the transfer records of Penn Virginia, the proper number of shares of Denbury Common Stock and cash in lieu of fractional shares which the holder has the right to receive may be issued to a transferee if the Penn Virginia Common Stock certificate (or, for book-entry Penn Virginia Common Stock, proper evidence of such transfer) representing such Penn Virginia Common Stock is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until such surrender, each Penn Virginia Common Stock certificate will be deemed at any time after the effective time of the Merger to represent only the right to receive upon such surrender the Merger Consideration which the holder of such Penn Virginia Common Stock certificates were entitled to receive (and cash in lieu of fractional shares).

Treatment of Unexchanged Shares

No dividends or other distributions declared or made with respect to shares of Denbury Common Stock with a record date after the effective time of the Merger will be paid to the holder of any unsurrendered Penn Virginia Common Stock certificate with respect to the shares of Denbury Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares will be paid to any such holder, until the surrender of such Penn Virginia Common Stock certificate. Subject to abandoned property, escheat, tax or other applicable law, following surrender of any such Penn Virginia Common Stock certificate, there will be paid to the holder of the shares of Denbury Common Stock issued in exchange therefor (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Denbury Common Stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the effective time of the Merger previously paid with respect to such whole shares of Denbury Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time of the Merger but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Denbury Common Stock.

No Further Ownership Rights in Penn Virginia Common Stock

The shares of Denbury Common Stock issued and cash paid upon conversion of any shares of Penn Virginia Common Stock (including any cash paid in lieu of fractional shares) will be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Penn Virginia Common Stock. From and after the effective time, there will be no further registration of transfers on the stock transfer books of the surviving corporation of shares of Penn Virginia Common Stock that were outstanding immediately prior to the effective time of the Merger. If, subject to certain limitations, after the effective time of the Merger, any Penn Virginia Common Stock certificates or book-entry shares of Penn Virginia Common Stock are presented for transfer to the surviving corporation, Denbury or the exchange agent for any reason, they will be cancelled and exchanged.

No Fractional Shares of Denbury Common Stock

No Penn Virginia Common Stock certificates or scrip representing fractional shares of Denbury Common Stock will be issued upon the conversion of shares of Penn Virginia Common Stock, and such fractional share interests will not entitle the owner of such fractional share interests to vote or to any rights of a holder of Denbury Common Stock. Each holder of a share of Penn Virginia Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Denbury Common Stock (after taking into account all shares of Penn Virginia Common Stock exchanged by such holder) will receive, in lieu thereof, cash in an amount equal to such fractional amount multiplied by the average of the volume weighted average price per share of Denbury Common Stock on the NYSE (as reported by Bloomberg, L.P. or, if not reported by Bloomberg, L.P., in another authoritative source mutually selected by Denbury and Penn Virginia) on each of the five consecutive trading days ending with the last complete trading day prior to the closing date of the Merger.

Termination of Exchange Fund

Any portion of the exchange fund that remains undistributed to the holders of Penn Virginia Common Stock for six months after the effective time of the Merger will be delivered to Denbury, upon demand, and any former holder of Penn Virginia Common Stock who has not previously complied with the terms of the Merger Agreement thereafter will look only to Denbury for, and Denbury will remain liable for, payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and other distributions.

No Liability

None of the surviving corporation, Denbury, Merger Sub, or the exchange agent will be liable to any holder of Denbury Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat, or similar law.

Investment of Exchange Fund

The exchange agent will invest any cash in the exchange fund as directed by Denbury; provided, that (i) such investments must be in (A) short-term obligations of the United States with maturities of no more than 30 days or guaranteed by the United States and backed by the full faith and credit of the United States, (B) commercial paper obligations of issuers organized under the law of a state of the United States of America, rated A1 or P1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively or (C) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, and (ii) no such investment shall have a maturity of more than 30 days. Any interest and other income resulting from such investments will be paid to Denbury; provided, however, that no investment of the exchange fund will relieve Denbury or the exchange agent from promptly making the payments required by the Merger Agreement, and following any losses from any such investment, Denbury will promptly provide additional cash funds to the exchange agent for the benefit of the holders of Penn Virginia Common Stock at the effective time of the Merger in the amount of such losses, which additional funds will be deemed to be part of the exchange fund.

Withholding Rights

Denbury, Penn Virginia, Merger Sub, the surviving corporation, LLC Sub and the exchange agent (without duplication) will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement such amounts as may be required to be deducted and withheld under the Code or any similar provisions of state, local or foreign tax law. Any such amounts so deducted or withheld must be paid over to the relevant governmental entity by Denbury, Penn Virginia, Merger Sub, LLC Sub, the surviving corporation or the exchange agent, as the case may be, and such deducted or withheld amounts must be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction or withholding was made.

Lost Certificates

If any Penn Virginia Common Stock certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Penn Virginia Common Stock certificate to be lost, stolen or destroyed and, if required by Denbury, the posting by such person of a bond, in such reasonable and customary amount as Denbury may direct, as indemnity against any claim that may be made against it with respect to such Penn Virginia Common Stock certificate, the exchange agent (or, if subsequent to the termination of the exchange fund, Denbury) will deliver and pay, in exchange for such lost, stolen or destroyed Penn Virginia Common Stock certificate, the Merger Consideration, any cash in lieu of fractional shares and any dividends or other distributions in respect thereof.

No Dissenters’ or Appraisal Rights

No dissenters’ or appraisal rights will be available with respect to the transactions contemplated by the Merger Agreement.

Representations and Warranties

Representations and Warranties

The Merger Agreement contains customary and, in certain cases, reciprocal, representations and warranties by Penn Virginia and Denbury that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement, in forms, reports, certifications, schedules, statements and documents filed with or furnished to the SEC by Penn Virginia or Denbury, as applicable, from January 1, 2017 and prior to October 28, 2018 or in the disclosure letters delivered by Penn Virginia and Denbury to each other in connection with the Merger Agreement. These representations and warranties relate to, among other things:

•	organization, good standing and qualification to conduct business;

•	capitalization, including regarding:

•

the number of shares of common stock, preferred stock and/or other capital stock of Denbury (or, as applicable, Penn Virginia) issued, outstanding and/or reserved for issuance, and that such stock has been duly authorized and validly issued;

•

the absence of preemptive rights and other rights giving any person the right to acquire, or requiring Denbury or its subsidiaries (or, as applicable, Penn Virginia and its subsidiaries) to sell, any securities of Denbury and its subsidiaries (or, as applicable, Penn Virginia and its subsidiaries) or any securities convertible into or exchangeable or exercisable for, or giving any person a right to acquire any such securities;

•

the absence of obligations of Denbury or its subsidiaries (or, as applicable, Penn Virginia and its subsidiaries) to redeem or otherwise acquire any securities of it or its affiliates or any securities convertible into or exchangeable or exercisable for, or giving any person a right to acquire any such securities;

•

the absence of any bonds, debentures, notes or other obligations having the right to vote, or which are convertible into, or exchangeable for, securities having the right to vote, on any matters on which Denbury stockholders (or, as applicable, Penn Virginia shareholders) may vote; and

•	the absence of any stockholders agreements, voting trusts or other agreements, other than disclosed agreements;

•

corporate authority and approval relating to the execution, delivery and performance of the Merger Agreement, including regarding the approval by the Denbury board and Penn Virginia board of the Merger Agreement and the transactions contemplated by the Merger Agreement;

•

the absence of a default or adverse change in the rights or obligations under any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Denbury or any of its subsidiaries (or, as applicable, Penn Virginia or any of Penn Virginia’s subsidiaries) are a party or violation of Denbury’s (or, as applicable, Penn Virginia’s) organizational documents as a result of entering into, delivering and performing under the Merger Agreement and consummating the Merger;

•

governmental filings, notices, reports, registrations, consents, permits, waivers or expirations of waiting periods or authorizations required in connection with the execution, delivery and performance of the Merger Agreement and the completion of the Merger;

•	filings with the SEC since January 1, 2017 and the financial statements included therein;

•	compliance with the applicable requirements under the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002;

•	the conduct of business in the ordinary course of business since June 30, 2018;

•	the absence of certain undisclosed liabilities;

•	compliance with applicable laws, the absence of governmental investigations and the possession of and compliance with licenses and permits necessary for the conduct of business;

•	employee benefit plan and labor matters;

•	tax matters;

•	the absence of certain legal proceedings, investigations and governmental orders against Denbury and its subsidiaries (or, as applicable, against Penn Virginia and its subsidiaries);

•	intellectual property matters;

•	real property;

•	certain consents and permissions of third parties required to conduct the business of Denbury and its subsidiaries (or, as applicable, Penn Virginia and its subsidiaries);

•	certain oil and gas matters;

•	environmental matters;

•	certain material contracts;

•	hedging arrangements and derivative transactions;

•	insurance;

•	receipt by Denbury (or, as applicable, Penn Virginia) of a fairness opinion from its financial advisor regarding the fairness of the Merger Consideration;

•	the absence of any undisclosed broker’s or finder’s fees;

•	certain regulatory matters relating to utilities and investment companies; and

•	the absence of any undisclosed related party transactions.

The Merger Agreement also contains additional representations and warranties by Penn Virginia relating to the following, among other things:

•	the absence since June 30, 2018 of any material damage, destruction or other casualty loss with respect to any of Penn Virginia’s material assets or property; and

•	the absence of any bankruptcy proceedings other than certain existing Chapter 11 cases.

The Merger Agreement also contains additional representations and warranties by Denbury and Merger Sub relating to the following, among other things:

•	conduct of business and capitalization of Merger Sub;

•	the solvency of the combined company; and

•	the commitment for financing obtained by Denbury to fund the Merger.

Definition of Material Adverse Effect

A “material adverse effect” with respect to Denbury or Penn Virginia means any fact, circumstance, effect, change, event or development that (a) would reasonably be expected to prevent, materially delay or materially impair the ability of such party or its subsidiaries to consummate the Merger and the other transactions contemplated by the Merger Agreement or (b) materially adversely affects the business, properties, financial condition or results of operations of such party and its subsidiaries, taken as a whole, excluding with respect to clause (b) only any fact, circumstance, effect, change, event or development to the extent that it results from or arises out of (i) changes in condition or developments generally applicable to the oil and gas industry in the United States or any area or areas where the assets are located, including any increase in operating costs or capital expenses or any reduction in drilling activity or production, changes in law or regulation affecting such industries, (ii) general economic or political conditions or securities, credit, financial or other capital markets conditions (including changes generally in supply, demand, price levels, interest rates, changes in the price of any commodity or general market prices, changes in the cost of fuel, sand or proppants and changes in exchange rates), in each case in the United States or any foreign jurisdiction, (iii) any failure, in and of itself, by such party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings, production or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect), (iv) the execution and delivery of the Merger Agreement or the public announcement of the Merger or any of the other transactions contemplated by the Merger Agreement (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of the Merger Agreement or the announcement of the Merger), (v) any change, in and of itself, in the market price or trading volume of such party’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect), (vi) any change in applicable law, Council of Petroleum Accountants Society or GAAP (or authoritative interpretation thereof), (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of October 28, 2018, (viii) natural declines in well performance or reclassification or recalculation of reserves in the ordinary course of business, (ix) seasonal reductions in revenues and/or earnings of such party or any of its subsidiaries in the ordinary course of their respective businesses, (x) any proceeding brought or threatened by the Penn Virginia shareholders or the Denbury stockholders (whether on behalf of Penn Virginia, Denbury or otherwise) asserting allegations of breach of fiduciary duty relating to (A) the Merger Agreement or violations of securities laws in connection with certain documents filed with the SEC by Penn Virginia or Denbury or (B) otherwise arising out of or relating to the Merger Agreement and the Merger and other transactions contemplated by the Merger Agreement or (xi) any actions taken or omitted to be taken by a party to the Merger Agreement at the written direction of the other party, provided any such directed action or omission is not contemplated or required by the express terms of the Merger Agreement (for the avoidance of doubt any action by, or omission of, a party for which such party sought or requested, and the other party provided, consent must not be deemed to be “at the written direction of” such party), except in the case of clauses (i), (ii), (vi) and (vii), to the extent such effect has a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to other similarly situated persons in the industries in which such party and any of its subsidiaries operate. A “Penn Virginia material adverse effect” means a material adverse effect with respect to Penn Virginia, and a “Denbury material adverse effect” means a material adverse effect with respect to Denbury.

Interim Operations of Penn Virginia and Denbury Pending the Merger

Interim Operations of Denbury

Denbury has agreed that, until the earlier of the effective time of the Merger and the termination of the Merger Agreement, it will, and will cause each of its subsidiaries to, use reasonable best efforts to:

•	conduct its business in the ordinary course; and

•

preserve intact its business organization, goodwill and assets, to keep available the services of its current officers and preserve its existing relationships with governmental entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with Denbury and its subsidiaries.

In addition, Denbury has further agreed that, subject to certain exceptions set forth in the Merger Agreement, the disclosure letter it delivered to Penn Virginia in connection with the Merger Agreement, required by applicable law or otherwise consented to by Penn Virginia in writing (which consent will not be unreasonably withheld, delayed or conditioned), until the earlier of the effective time of the Merger and the termination of the Merger Agreement, Denbury will not, and will not permit its subsidiaries to:

•

(A) declare, set aside or pay any dividends on, or make any other distributions, whether in cash, stock or property or any combination thereof, in respect of, any of its capital stock, voting securities or other equity interests, other than dividends and distributions by a direct or indirect wholly owned subsidiary of Denbury, (B) other than with respect to a wholly owned subsidiary of Denbury, split, reverse split, combine, consolidate, subdivide or reclassify any of its capital stock, voting securities or other equity interests, or securities convertible into or exchangeable or exercisable for any capital stock, voting securities or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, voting securities or other equity interests, other than as permitted by the Merger Agreement, or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or other equity interests in, Denbury or any subsidiary of Denbury or any securities of Denbury or any subsidiary of Denbury convertible into or exchangeable or exercisable for any capital stock or voting securities of, or other equity interests in, Denbury or any subsidiary of Denbury, or any warrants, calls, options or other rights to acquire any such capital stock, voting securities or other equity interests, other than (1) the withholding of shares of Denbury Common Stock to satisfy tax obligations with respect to awards granted pursuant to Denbury’s stock plans and (2) the acquisition by Denbury of awards granted pursuant to Denbury’s stock plans in connection with the forfeiture of such awards;

•

issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien other than liens permitted by the Merger Agreement (A) any shares of capital stock of Denbury or any subsidiary of Denbury (other than, in the case of a wholly owned subsidiary of Denbury, to Denbury or another wholly owned subsidiary of Denbury), (B) any other voting securities of or other equity interests in Denbury or any subsidiary of Denbury, (C) any securities convertible into or exchangeable or exercisable for any capital stock or voting securities of, or other equity interests in, Denbury or any subsidiary of Denbury, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, Denbury or any subsidiary of Denbury, (E) any rights issued by Denbury or any subsidiary of Denbury that are linked in any way to the price of any class of Denbury capital stock, or other equity interest in Denbury, or any shares of capital stock of, or other equity interest in, any subsidiary of Denbury, the value of Denbury, any subsidiary of Denbury or any part of Denbury or any subsidiary of Denbury or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity interest in, Denbury or any subsidiary of Denbury, or (F) any Denbury voting debt, in each case other than (1) issuances and sales of Denbury Common Stock, securities convertible into or exchangeable or exercisable for Denbury Common Stock, through any private or public registered offering, acquisition or other transaction, from time to time, of up to 7.5% in the aggregate for all such issuances and sales of the shares of Denbury Common Stock issued and outstanding as of October 28, 2018, (2) issuances of awards under the Denbury stock plan in the ordinary course of business, (3) the issuance of shares of Denbury Common Stock upon the lapse of any restrictions on any Denbury equity awards, in accordance with their terms, and (4) the issuance, delivery, sale, grant, pledge, encumbrance or subjecting to any lien of any of the foregoing (A) through (F) of a subsidiary of Denbury, in favor of or to Denbury or a wholly owned subsidiary of Denbury;

•

amend (whether by merger, consolidation or otherwise) Denbury’s certificate of incorporation (other than the Denbury Charter Amendment Proposal), the Denbury bylaws, Merger Sub’s articles of incorporation or Merger Sub’s bylaws (other than ministerial changes);

•	make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or law (after October 28, 2018);

•

directly or indirectly acquire or agree to acquire in any transaction (whether by means of merger, share exchange, consolidation, tender offer, asset purchase or otherwise) any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets other than (A) the acquisition or lease of oil and gas properties or other assets in the ordinary course of business consistent with past practice or (B) acquisitions of strategic investments as to which the aggregate amount of the consideration paid or transferred by Denbury, Merger Sub and the subsidiaries of Denbury in connection with all such transactions would not exceed $30,000,000;

•

directly or indirectly sell, lease, transfer, farmout, license, encumber with liens (except for liens permitted by the Merger Agreement and for liens which do not, individually or in the aggregate, materially impair and would not reasonably be expected to materially impair the continued use and operation of the assets or properties to which they relate in the conduct of the business of Denbury and each subsidiary of Denbury as presently conducted), discontinue or otherwise dispose of, or agree to sell, lease, transfer, farmout, license, encumber with liens (except for liens permitted by the Merger Agreement and for liens which do not, individually or in the aggregate, materially impair and would not reasonably be expected to materially impair the continued use and operation of the assets or properties to which they relate in the conduct of the business of Denbury and each subsidiary of Denbury as presently conducted), discontinue or otherwise dispose of, any portion of its assets or properties, other than (A) sales, leases or dispositions for which the consideration is less than $30,000,000 in the aggregate, (B) the sale of hydrocarbons or carbon dioxide in the ordinary course of business, or (C) the sale or other disposition of equipment that is surplus, obsolete or replaced in the ordinary course of business;

•

make any loans or advances to any other person, other than (i) routine expense advances to its employees in the ordinary course of business consistent with past practice, (ii) loans or advances in the form of trade credit granted to customers in the ordinary course of business, and (iii) pursuant to customary provisions in joint operating agreements;

•	incur, create or assume any indebtedness other than the incurrence, creation or assumption of any indebtedness permitted under or that is in compliance with certain debt instruments of Denbury;

•	enter into any new line of business outside of its existing business;

•	adopt a plan of complete or partial liquidation or dissolution;

•

take any actions or omit to take any actions that are reasonably likely to (A) result in any of the closing conditions not being satisfied, as further described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 178, (B) result in new or additional required approvals from any governmental entity in connection with the transactions contemplated by the Merger Agreement or (C) prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by the Merger Agreement, including the Merger;

•

other than in the ordinary course of business consistent with past practice, (A) change any material method of tax accounting, (B) make, change or rescind any material election relating to taxes (including any election for any joint venture, partnership, limited liability company or other investment where Denbury or any subsidiary of Denbury has the authority to make such binding election in its discretion, but excluding any election that must be made periodically and is made consistent with past practice), or (C) settle or compromise any material audit, assessment, tax claim or other controversy relating to taxes for an amount materially in excess of the amount accrued or reserved with respect thereto on the financial statements of Denbury included in certain documents filed by Denbury with the SEC;

•	enter into or amend any related party transaction; or

•	enter into any contract, commitment or arrangement to do any of the foregoing.

Interim Operations of Penn Virginia

Penn Virginia has agreed that, until the earlier of the effective time of the Merger and the termination of the Merger Agreement pursuant to the Merger Agreement, it will, and will cause each of its subsidiaries to, use reasonable best efforts to:

•	conduct its business in the ordinary course; and

•

preserve intact its business organization, goodwill and assets, to keep available the services of its current officers and preserve its existing relationships with governmental entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with Penn Virginia and its subsidiaries.

In addition, Penn Virginia has further agreed that, subject to certain exceptions set forth in the Merger Agreement, the disclosure letter Penn Virginia delivered to Denbury in connection with the Merger Agreement, required by applicable law or otherwise consented to by Denbury in writing (which consent will not be unreasonably withheld, delayed or conditioned), until the earlier of the effective time of the Merger and the termination of the Merger Agreement, Penn Virginia will not, and will not permit its subsidiaries to:

•

(A) declare, set aside or pay any dividends on, or make any other distributions, whether in cash, stock or property or any combination thereof, in respect of, any of its capital stock, voting securities or other equity interests, other than dividends and distributions by a direct or indirect wholly owned subsidiary of Penn Virginia, (B) other than with respect to a wholly owned subsidiary of Penn Virginia, split, reverse split, combine, consolidate, subdivide or reclassify any of its capital stock, voting securities or other equity interests, or securities convertible into or exchangeable or exercisable for any capital stock, voting securities or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, voting securities or other equity interests, other than as permitted by the Merger Agreement, or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or other equity interests in, Penn Virginia or any subsidiary of Penn Virginia or any securities of Penn Virginia or any subsidiary of Penn Virginia convertible into or exchangeable or exercisable for any capital stock or voting securities of, or other equity interests in, Penn Virginia or any subsidiary of Penn Virginia, or any warrants, calls, options or other rights to acquire any such capital stock, voting securities or other equity interests, other than (1) the withholding of shares of Penn Virginia Common Stock to satisfy tax obligations with respect to awards granted pursuant to Penn Virginia’s stock plan outstanding as of October 28, 2018 or otherwise in accordance with the Merger Agreement and (2) the acquisition by Penn Virginia of awards granted pursuant to Penn Virginia’s stock plan prior to October 28, 2018 or otherwise in accordance with the Merger Agreement in connection with the forfeiture of such awards;

•

issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien (A) any shares of capital stock of Penn Virginia or any subsidiary of Penn Virginia (other than, in the case of a wholly owned subsidiary of Penn Virginia, to Penn Virginia or another wholly owned subsidiary of Penn Virginia), (B) any other voting securities of or other equity interests in Penn Virginia or any subsidiary of Penn Virginia, (C) any securities convertible into or exchangeable or exercisable for any capital stock or voting securities of, or other equity interests in, Penn Virginia or any subsidiary of Penn Virginia, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, Penn Virginia or any subsidiary of Penn Virginia, (E) any rights issued by Penn Virginia or any subsidiary of Penn Virginia that are linked in any way to the price of any class of Penn Virginia capital stock, or other equity interest in Penn Virginia, or any shares of capital stock of, or other equity interest in, any subsidiary of Penn Virginia, the value of Penn Virginia, any subsidiary of Penn Virginia or any part of Penn Virginia or any subsidiary of Penn Virginia or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity interest in, Penn Virginia or any subsidiary of Penn Virginia or (F) any voting debt of Penn Virginia, in each case other than (1) the issuance of shares of Penn Virginia Common Stock upon the settlement of Penn Virginia service-based restricted stock unit awards and Penn Virginia performance-based restricted stock unit awards, in each case outstanding on October 28, 2018 and in accordance with their terms on October 28, 2018 or issued after October 28, 2018 in accordance with the Merger Agreement, (2) the delivery of reserved shares in accordance with the terms of the Merger Agreement, (3) the issuance, delivery, sale, grant, pledge, encumbrance or subjecting to any lien of any of the foregoing (A) through (F) of a subsidiary of Penn Virginia, in favor of or to Penn Virginia or a wholly owned subsidiary of Penn Virginia and (4) as collateral securing obligations under Penn Virginia credit facilities;

•

amend (whether by merger, consolidation or otherwise) Penn Virginia’s articles of incorporation or bylaws or amend the organizational documents of any subsidiary of Penn Virginia (other than ministerial changes);

•

except as required by applicable law or as required by a Penn Virginia benefit plan in accordance with its terms as in effect as of October 28, 2018, (A) grant to any Penn Virginia personnel any increase in compensation (including incentive, severance, change-in-control or retention compensation) other than ordinary course increases granted to any Penn Virginia personnel who are not officers of Penn Virginia, provided that the aggregate amount of such increases must not exceed the amount set forth in Penn Virginia’s disclosure letter, (B) establish, enter into, materially modify or terminate any Penn Virginia benefit plan (or any plan or agreement that would be a Penn Virginia benefit plan if in existence on October 28, 2018), (C) take any action to accelerate the time of vesting or payment of any material compensation or benefits under any Penn Virginia benefit plan, (D) except as may be required by GAAP, materially change any actuarial or other assumptions used to calculate funding obligations with respect to any material Penn Virginia benefit plan or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, (E) hire or promote (in each case, other than to fill an open position in the ordinary course or to replace any employee of Penn Virginia or any subsidiary of Penn Virginia with an annual compensation opportunity less than or equal to $175,000 whose employment terminates on or after October 28, 2018) or terminate the employment (other than for cause) of any employee of Penn Virginia or any subsidiary of Penn Virginia, (F) enter into, terminate, amend, extend, renew or replace any collective bargaining agreement, or (G) recognize or certify any labor union, works council or other similar organization or group of employees of Penn Virginia or any subsidiary of Penn Virginia as the bargaining representative for any employees of Penn Virginia or any subsidiary of Penn Virginia;

•	make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or law (after October 28, 2018);

•

directly or indirectly acquire or agree to acquire in any transaction (whether by means of merger, share exchange, consolidation, tender offer, asset purchase or otherwise) any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets other than (A) the acquisition or lease of oil and gas properties for which the consideration is less than $20,000,000 individually or in the aggregate, (B) strategic investments as to which the aggregate amount of the consideration paid or transferred by Penn Virginia and subsidiaries of Penn Virginia in connection with all such transactions would not exceed $10,000,000 individually or in the aggregate, or (C) asset swaps of substantially equivalent value for which the value of the consideration or properties subject to such transaction is less than $5,000,000 individually, or $20,000,000 in the aggregate;

•

directly or indirectly sell, lease, transfer, swap, farmout, license, surrender, encumber with liens (except for certain liens permitted by the Merger Agreement), discontinue or otherwise dispose of, or agree to sell, lease, transfer, farmout, license, surrender, encumber with liens (except for certain liens permitted by the Merger Agreement), discontinue or otherwise dispose of, any portion of its assets or properties, other than (A) sales, leases, swaps or dispositions for which the consideration is less than $10,000,000 in the aggregate, (B) the sale of hydrocarbons in the ordinary course of business, or (C) the sale or other disposition of equipment that is surplus, obsolete or replaced in the ordinary course of business;

•

authorize or make capital expenditures that are in the aggregate greater than 110% of the aggregate amount of capital expenditures scheduled to be made in the capital expenditure budget set forth in the Penn Virginia disclosure letter; provided, however, that Penn Virginia or any subsidiary of Penn Virginia may make such expenditures (i) to repair damage resulting from insured casualty events where there is a reasonable basis for a claim of insurance or (ii) in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

•

make any loans or advances to any other person, other than (i) routine expense advances to its employees in the ordinary course of business consistent with past practice, (ii) loans or advances in the form of trade credit granted to customers in the ordinary course of business, (iii) pursuant to customary provisions in joint operating agreements and (iv) intercompany loans or advances between Penn Virginia or any of its wholly owned subsidiaries;

•

waive, settle, release, assign, or compromise or offer to waive, settle, release, assign or compromise any pending or threatened adverse suit, action, or other proceeding, whether civil, criminal, administrative or investigative, other than settlements, releases or compromises (or offers therefor) that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages that do not exceed $5,000,000 in the aggregate and (B) with respect to any non-monetary terms and conditions therein, as would not result in any material restriction on the future activity or conduct of Penn Virginia or its subsidiaries or a finding or admission of a violation of law or criminal wrongdoing by Penn Virginia or its subsidiaries;

•

incur, create or assume any indebtedness, other than (A) guarantees by Penn Virginia of indebtedness of any wholly owned subsidiary of Penn Virginia and guarantees by any subsidiary of Penn Virginia of indebtedness of Penn Virginia or any other wholly owned subsidiary of Penn Virginia, (B) indebtedness incurred under Penn Virginia’s revolving credit facility (as existing on October 28,

2018 but after giving effect to the Borrowing Base Increase Agreement and Amendment No. 5 to Credit Agreement dated as of October 26, 2018) in the ordinary course of business consistent with past practice, or (C) any necessary hedges;

•

cancel, modify (other than any such modification that is in the ordinary course of business consistent with past practice) or waive any debts or claims held by Penn Virginia or any of its subsidiaries having in each case a value in excess of $5,000,000 in the aggregate;

•

except as expressly permitted in the Merger Agreement and other than in the ordinary course of business consistent with past practice, (A) waive, release, or assign any material rights or claims under any Penn Virginia material contract, (B) renew, materially modify or terminate any Penn Virginia material contract, other than intercompany transactions, or (C) renew or enter into any contract (other than contracts entered into or in connection with any action taken in compliance with or permitted under the Merger Agreement) that would be a Penn Virginia material contract if it had been entered into prior to October 28, 2018;

•	fail to use reasonable best efforts to maintain, with financially reputable insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

•	enter into any new line of business outside of its existing business;

•	adopt a plan of complete or partial liquidation or dissolution;

•

take any actions or omit to take any actions that would or would reasonably be expected to (A) result in any closing conditions not being satisfied, as further described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 178, (B) result in new or additional required approvals from any governmental entity in connection with the transactions contemplated by the Merger Agreement, or (C) prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by the Merger Agreement, including the Merger;

•

other than in the ordinary course of business consistent with past practice, (A) change any material method of tax accounting, (B) make, change or rescind any material election relating to taxes (including any election for any joint venture, partnership, limited liability company or other investment where Penn Virginia or any subsidiary of Penn Virginia has the authority to make such binding election in its discretion, but excluding any election that must be made periodically and is made consistent with past practice), or (C) settle or compromise any material audit, assessment, tax claim or other controversy relating to taxes for an amount materially in excess of the amount accrued or reserved with respect thereto on the financial statements of Penn Virginia included in certain documents publicly filed with the SEC;

•	enter into or amend any related party transaction;

•	enter into any contract, commitment or arrangement to do any of the foregoing;

•

take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in the Merger Agreement to not be satisfied, as further described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 178; or

•	agree to take any action described above.

No Solicitation; Adverse Recommendation Changes

No Solicitation by Denbury

Denbury has agreed that, from October 28, 2018 until the earlier of the effective time of the Merger or the termination of the Merger Agreement, Denbury will, and will cause its subsidiaries and its and their respective directors, officers, and employees and use its reasonable best efforts to cause its and their respective representatives to:

•

immediately cease and cause to be terminated all discussions or negotiations with any person conducted prior to October 28, 2018 with respect to any Denbury Takeover Proposal (as defined below) or any inquiry, proposal or offer that could reasonably be expected to lead to a Denbury Takeover Proposal;

•

promptly (and in any event within 24 hours) request the prompt return or destruction of all confidential information previously furnished to any such person or its representatives and use reasonable best efforts to obtain the return or the destruction of such confidential information; and

•	immediately terminate all physical and electronic data room access previously granted to any such person or its representatives.

In addition, Denbury has agreed that, from October 28, 2018 until the earlier of the effective time of the Merger or the termination of the Merger Agreement, Denbury will not, and it will cause its subsidiaries and its and their respective directors, officers, and employees and use its reasonable best efforts to cause its and their respective representatives not to, directly or indirectly:

•

solicit, initiate, or knowingly encourage or facilitate (including by way of furnishing or affording access to any non-public information) any Denbury Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Denbury Takeover Proposal;

•

furnish any non-public information regarding Denbury or any of its subsidiaries or afford access to the business, properties, books or records of Denbury or any of its subsidiaries to any person (other than Penn Virginia or its directors, officers, employees, affiliates or representatives) in connection with or in response to any Denbury Takeover Proposal or any inquiries, proposals or offers that could reasonably be expected to lead to a Denbury Takeover Proposal; or

•

enter into or participate in any discussions or negotiations with any person with respect to any Denbury Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Denbury Takeover Proposal.

Further, Denbury has agreed to notify Penn Virginia orally and in writing if (i) Denbury receives a Denbury Takeover Proposal in which the person making such Denbury Takeover Proposal requests that Denbury terminate the Merger Agreement or otherwise not consummate the transactions contemplated thereby, including the Merger, or (ii) Denbury determines to begin providing information or commence discussions or negotiations concerning a Denbury Takeover Proposal in the event the Denbury board determines in good faith that the failure to do so would be inconsistent with the fiduciary duties owed by the Denbury board to Denbury stockholders (such Denbury Takeover Proposals described in clauses (i) or (ii) being “Disclosable Denbury Takeover Proposals”). Thereafter, Denbury has agreed to promptly (and in any event within 24 hours) after its receipt of any Disclosable Denbury Takeover Proposal or information relating to Denbury or any of its subsidiaries in connection with a Disclosable Denbury Takeover Proposal, notify Penn Virginia (orally and in writing) of such Disclosable Denbury Takeover Proposal, inquiry or request (including providing the identity of the person making or submitting such Disclosable Denbury Takeover Proposal, inquiry or request), and, (i) if it is in writing, a copy of such Disclosable Denbury Takeover Proposal, inquiry or request and any related draft agreements and (ii) if oral, a reasonably detailed written summary thereof, including the financial and other terms thereof, in each case including any modifications thereto. Denbury has agreed to keep Penn Virginia informed in all material respects on a prompt basis (and in any event within 24 hours) with respect to any material development regarding the status or terms of any such Disclosable Denbury Takeover Proposal (including any change to the terms of any such Disclosable Denbury Takeover Proposal) or inquiry or request. Denbury has agreed to provide to Penn Virginia as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all correspondence and other written materials sent by or provided to Denbury or its representatives to or from any person making a Disclosable Denbury Takeover Proposal, as applicable, with respect to any material development regarding the status or terms of any such Disclosable Denbury Takeover Proposal.

No Solicitation by Penn Virginia

Penn Virginia has agreed that, from October 28, 2018 until the earlier of the effective time of the Merger or the termination of the Merger Agreement, Penn Virginia will, and will cause its subsidiaries and its and their respective directors, officers, and employees and use its reasonable best efforts to cause its and their respective representatives to:

•

immediately cease and cause to be terminated all discussions or negotiations with any person conducted heretofore with respect to any Penn Virginia Takeover Proposal (as defined below) or any inquiry, proposal or offer that could reasonably be expected to lead to a Penn Virginia Takeover Proposal;

•

promptly (and in any event within 24 hours) request the prompt return or destruction of all confidential information previously furnished to any such person or its representatives and use reasonable best efforts to obtain the return or the destruction of such confidential information; and

•	immediately terminate all physical and electronic data room access previously granted to any such person or its representatives.

In addition, Penn Virginia has agreed that, from October 28, 2018 until the earlier of the effective time of the Merger or the termination of the Merger Agreement, Penn Virginia will not, and it will cause its subsidiaries and its and their respective directors, officers, and employees and use its reasonable best efforts to cause its and their respective representatives not to, directly or indirectly:

•

solicit, initiate, or knowingly encourage or facilitate (including by way of furnishing or affording access to any non-public information) any Penn Virginia Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Penn Virginia Takeover Proposal;

•

furnish any non-public information regarding Penn Virginia or any of its subsidiaries or afford access to the business, properties, books or records of Penn Virginia or any of its subsidiaries to any person (other than Denbury or its directors, officers, employees, affiliates or representatives) in connection with or in response to any Penn Virginia Takeover Proposal or any inquiries, proposals or offers that could reasonably be expected to lead to a Penn Virginia Takeover Proposal; or

•

enter into or participate in any discussions or negotiations with any person (other than Denbury or its representatives) with respect to any Penn Virginia Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Penn Virginia Takeover Proposal.

Further, Penn Virginia has agreed to promptly (and in any event within 24 hours) after its receipt of any Penn Virginia Takeover Proposal or any inquiry or request for discussions or negotiations regarding a Penn Virginia Takeover Proposal or information relating to Penn Virginia or any of its subsidiaries in connection with a Penn Virginia Takeover Proposal, notify Denbury (orally and in writing) of such Penn Virginia Takeover Proposal, inquiry or request (including providing the identity of the person making or submitting such Penn Virginia Takeover Proposal, inquiry or request), and, (i) if it is in writing, a copy of such Penn Virginia Takeover Proposal, inquiry or request and any related draft agreements and (ii) if oral, a reasonably detailed written summary thereof, including the financial and other terms thereof, in each case including any modifications thereto.

Penn Virginia has also agreed to notify Denbury in writing if Penn Virginia determines to begin providing information or to commence discussions or negotiations concerning a Penn Virginia Takeover Proposal, prior to providing any such information or commencing any such discussions or negotiations. Penn Virginia must keep Denbury informed in all material respects on a prompt basis (and in any event within 24 hours) with respect to any material development regarding the status or terms of any such Penn Virginia Takeover Proposal (including any change to the terms of any such Penn Virginia Takeover Proposal) or inquiry or request. Penn Virginia must provide to Denbury as soon as practicable after receipt or delivery thereof (and in any event within 24 hours)

copies of all correspondence and other written materials sent by or provided to Penn Virginia or its representatives to or from any person making a Penn Virginia Takeover Proposal, as applicable, with respect to any material development regarding the status or terms of any such Penn Virginia Takeover Proposal.

Denbury: No Solicitation Exceptions

Prior to, but not after, Denbury stockholders have approved the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal, in response to an unsolicited, bona fide, written, Denbury Takeover Proposal made after October 28, 2018, that did not result from or arise in connection with a material breach of Denbury’s non-solicitation obligations in the Merger Agreement and that the Denbury board determines in good faith (after consultation with outside counsel and its financial advisor) constitutes or is reasonably expected to lead to a Superior Denbury Proposal (as defined below), and that the failure to do so would be inconsistent with the fiduciary duties owed by the Denbury board to Denbury stockholders under applicable law, Denbury may (and may authorize its directors, officers, employees and representatives to) (x) furnish information with respect to Denbury and its subsidiaries to the person making such Denbury Takeover Proposal and its representatives and financing sources (provided that all such information has previously been provided to Penn Virginia or is provided to Penn Virginia prior to or substantially concurrently with the time it is provided to such person) pursuant to a customary confidentiality agreement that is not less restrictive of such person than the confidentiality agreement in place between Denbury and Penn Virginia (provided that such confidentiality agreement will not prohibit such counterparty from making any private proposal to the Denbury board) and that does not prohibit Denbury from complying with Denbury’s non-solicitation obligations in the Merger Agreement, including the provision of any information to Penn Virginia in accordance with the Merger Agreement (a “Denbury Acceptable Confidentiality Agreement”), and (y) participate in discussions regarding the terms of such Denbury Takeover Proposal and the negotiation of such terms with, and only with, the person making such Denbury Takeover Proposal (and such person’s representatives and financing sources).

Penn Virginia: No Solicitation Exceptions

Prior to, but not after, Penn Virginia shareholders approving the Penn Virginia Merger Proposal, in response to an unsolicited, bona fide, written, Penn Virginia Takeover Proposal made after October 28, 2018 that did not result from or arise in connection with a material breach of Penn Virginia’s non-solicitation obligations under the Merger Agreement and that the Penn Virginia board determines in good faith (after consultation with outside counsel and its financial advisor) constitutes or is reasonably expected to lead to a Superior Penn Virginia Proposal (as defined below), and that the failure to do so would be inconsistent with the fiduciary duties owed by the Penn Virginia board to Penn Virginia shareholders under applicable law, Penn Virginia may (and may authorize its directors, officers, employees and Representatives to), subject to compliance with the terms of the Merger Agreement, (x) furnish information with respect to Penn Virginia and its subsidiaries to the person making such Penn Virginia Takeover Proposal and its representatives and financing sources (provided that all such information has previously been provided to Denbury or is provided to Denbury prior to or substantially concurrently with the time it is provided to such person) pursuant to a customary confidentiality agreement that is not less restrictive of such person than the confidentiality agreement between Penn Virginia and Denbury (provided that such confidentiality agreement will not be required to prohibit such counterparty from making any private proposal to the Penn Virginia board) and that does not prohibit Penn Virginia from complying with Penn Virginia’s non-solicitation obligations in the Merger Agreement, including the provision of any information to Denbury in accordance with the Merger Agreement (a “Penn Virginia Acceptable Confidentiality Agreement”), and (y) participate in discussions regarding the terms of such Penn Virginia Takeover Proposal and the negotiation of such terms with, and only with, the person making such Penn Virginia Takeover Proposal (and such person’s representatives and financing sources).

Denbury: Restrictions on Adverse Recommendation Changes

Subject to certain exceptions described below, the Denbury board, including any committee of the Denbury board, may not:

•

(A) withdraw (or modify or qualify in any manner adverse to Penn Virginia), or propose publicly to withdraw (or modify or qualify in any manner adverse to Penn Virginia), the Denbury board’s recommendation to stockholders that they approve the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal (the “Denbury Recommendation”), (B) fail to include the Denbury Recommendation in this joint proxy statement/prospectus or (C) adopt, approve, recommend or declare advisable, or propose publicly to adopt, approve, recommend or declare advisable, any Denbury Takeover Proposal (any action in this paragraph being referred to as a “Denbury Adverse Recommendation Change”);

•

approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow Denbury or any of its affiliates to execute or enter into, any acquisition agreement (other than a Denbury Acceptable Confidentiality Agreement) constituting a Denbury Takeover Proposal, or requiring Denbury to abandon, terminate, delay or fail to consummate the transactions contemplated by the Merger Agreement;

•

in the case of a Denbury Takeover Proposal that is structured as a tender offer or exchange offer for outstanding Denbury Common Stock, fail to recommend, in a solicitation/recommendation statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by the Denbury stockholders on or prior to ten business days after commencement of such tender offer or exchange offer; or

•

if a Denbury Takeover Proposal has been publicly announced (other than pursuant to the immediately preceding bullet) or publicly known (including through media reports and/or market rumors), fail to publicly reaffirm the Denbury Recommendation within five business days after Penn Virginia so requests in writing.

Penn Virginia: Restrictions on Adverse Recommendation Changes

Subject to certain exceptions described below, the Penn Virginia board, including any committee of the Penn Virginia board, may not:

•

(A) withdraw (or modify or qualify in any manner adverse to Denbury), or propose publicly to withdraw (or modify or qualify in any manner adverse to Denbury), the Penn Virginia board’s recommendation that Penn Virginia shareholders approve the Penn Virginia Merger Proposal (the “Penn Virginia Recommendation”), (B) fail to include the Penn Virginia Recommendation in this joint proxy statement/prospectus or (C) adopt, approve, recommend or declare advisable, or propose publicly to adopt, approve, recommend or declare advisable, any Penn Virginia Takeover Proposal (any action in this paragraph being referred to as a “Penn Virginia Adverse Recommendation Change”);

•

approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow Penn Virginia or any of its affiliates to execute or enter into, any acquisition agreement (other than a Penn Virginia Acceptable Confidentiality Agreement) constituting or that could reasonably be expected to lead to a Penn Virginia Takeover Proposal, or requiring Penn Virginia to abandon, terminate, delay or fail to consummate the transactions contemplated by the Merger Agreement;

•

in the case of a Penn Virginia Takeover Proposal that is structured as a tender offer or exchange offer for the outstanding shares of Penn Virginia Common Stock, fail to recommend, in a solicitation/recommendation statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by Penn Virginia shareholders on or prior to ten business days after commencement of such tender offer or exchange offer; or

•

if a Penn Virginia Takeover Proposal has been publicly announced (other than pursuant to the immediately preceding bullet) or publicly known (including through media reports and/or market rumors), fail to publicly reaffirm the Penn Virginia Recommendation within five business days after Denbury so requests in writing.

Denbury: Permitted Adverse Recommendation Changes and Permitted Termination to Enter into a Superior Proposal

Prior to, but not after, Denbury stockholders have approved the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal, in response to an unsolicited, bona fide, written, Denbury Takeover Proposal that did not result from or arise in connection with a breach of Denbury’s non-solicitation obligations in the Merger Agreement, the Denbury board may make a Denbury Adverse Recommendation Change and/or terminate the Merger Agreement if:

•	the Denbury board determines in good faith (after consultation with outside legal counsel and its financial advisor) that such Denbury Takeover Proposal is a Superior Denbury Proposal;

•

the Denbury board determines in good faith (after consultation with outside legal counsel) that the failure to take such action in response to such Superior Denbury Proposal would be inconsistent with the fiduciary duties owed by the Denbury board to Denbury stockholders under applicable law;

•

Denbury provides Penn Virginia with written notice of such proposed action and the basis thereof five business days in advance, which notice must set forth in writing that the Denbury board intends to take such action, and includes a copy of the available proposed Denbury Takeover Proposal (a “Denbury Notice of Superior Proposal”);

•

after giving such Denbury Notice of Superior Proposal and prior to effecting such Denbury Adverse Recommendation Change or terminating the Merger Agreement, Denbury negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Penn Virginia (to the extent Penn Virginia wishes to negotiate) to make such adjustments or revisions to the terms of the Merger Agreement as would permit the Denbury board not to effect a Denbury Adverse Recommendation Change or terminate the Merger Agreement in response thereto; and

•

at the end of the five business day period, prior to taking action to effect a Denbury Adverse Recommendation Change, the Denbury board takes into account any adjustments or revisions to the terms of the Merger Agreement proposed by Penn Virginia in writing and any other information offered by Penn Virginia in response to the Denbury Notice of Superior Proposal and determines in good faith (after consultation with outside legal counsel and its financial advisor) that the Denbury Takeover Proposal remains a Superior Denbury Proposal and that the failure to effect a Denbury Adverse Recommendation Change in response to such Denbury Takeover Proposal would be inconsistent with the duties owed by the Denbury board to Denbury stockholders under applicable law (provided, that any amendment to the financial terms or any other material term of such Superior Denbury Proposal will require a new Denbury Notice of Superior Proposal, except that references to the five business day period above will be deemed to be references to the longer of the remaining business days in the initial five business day period and a new three business day period).

Penn Virginia: Permitted Adverse Recommendation Changes and Permitted Termination to Enter into a Superior Proposal

Prior to, but not after, Penn Virginia shareholders have approved the Penn Virginia Merger Proposal, in response to an unsolicited, bona fide, written, Penn Virginia Takeover Proposal that did not result from or arise in connection with a breach of Penn Virginia’s non-solicitation obligations under the Merger Agreement, the Penn Virginia board may make a Penn Virginia Adverse Recommendation Change and/or terminate the Merger Agreement if:

•

the Penn Virginia board determines in good faith (after consultation with outside legal counsel and its financial advisor) that such Penn Virginia Takeover Proposal is a Superior Penn Virginia Proposal;

•

the Penn Virginia board determines in good faith (after consultation with outside legal counsel) that the failure to take such action in response to such Superior Penn Virginia Proposal would be inconsistent with the fiduciary duties owed by the Penn Virginia board to Penn Virginia shareholders under applicable law;

•

Penn Virginia provides Denbury with written notice of such proposed action and the basis thereof five business days in advance, which notice must set forth in writing that the Penn Virginia board intends to take such action and includes a copy of the available proposed Penn Virginia Takeover Proposal (a “Penn Virginia Notice of Superior Proposal”);

•

after giving such Penn Virginia Notice of Superior Proposal and prior to effecting such Penn Virginia Adverse Recommendation Change or terminating the Merger Agreement, Penn Virginia negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Denbury (to the extent Denbury wishes to negotiate) to make such adjustments or revisions to the terms of the Merger Agreement as would permit the Penn Virginia board not to effect a Penn Virginia Adverse Recommendation Change or terminate the Merger Agreement in response thereto; and

•

at the end of the five business day period, prior to taking action to effect a Penn Virginia Adverse Recommendation Change or terminate the Merger Agreement, the Penn Virginia board takes into account any adjustments or revisions to the terms of the Merger Agreement proposed by Denbury in writing and any other information offered by Denbury in response to the Penn Virginia Notice of Superior Proposal and determines in good faith (after consultation with outside legal counsel and its financial advisor) that the Penn Virginia Takeover Proposal remains a Superior Penn Virginia Proposal and that the failure to effect a Penn Virginia Adverse Recommendation Change or terminate the Merger Agreement in response to such Superior Penn Virginia Proposal would be inconsistent with the duties owed by the Penn Virginia board to Penn Virginia shareholders under applicable law (provided, that any amendment to the financial terms or any other material term of such Superior Penn Virginia Proposal will require a new Penn Virginia Notice of Superior Proposal, except that references to the five business day period above will be deemed to be references to the longer of the remaining business days in the initial five business day period and a new three business day period).

Denbury: Permitted Adverse Recommendation Changes in Connection with Intervening Events

Prior to, but not after, Denbury stockholders have approved the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal, in response to a Denbury Intervening Event (as defined below) that did not arise from or in connection with a material breach of the Merger Agreement by Denbury, the Denbury board may make a Denbury Adverse Recommendation Change if:

•

the Denbury board determines in good faith (after consultation with outside legal counsel and its financial advisor) that the failure to effect a Denbury Adverse Recommendation Change in response to such Denbury Intervening Event would be inconsistent with the fiduciary duties owed by the Denbury board to Denbury stockholders under applicable law;

•

Denbury provides Penn Virginia with written notice of such proposed action and the basis thereof five business days in advance, which notice must set forth in writing that the Denbury board intends to take such action and includes a reasonable description of the facts and circumstances of the Denbury Intervening Event (a “Denbury Notice of Intervening Event”);

•

after giving such Denbury Notice of Intervening Event and prior to effecting such Denbury Adverse Recommendation Change, Denbury negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Penn Virginia (to the extent Penn Virginia wishes to negotiate) to make such adjustments or revisions to the terms of the Merger Agreement as would permit the Denbury board not to effect a Denbury Adverse Recommendation Change in response thereto; and

•

at the end of the five business day period, prior to taking action to effect a Denbury Adverse Recommendation Change, the Denbury board takes into account any adjustments or revisions to the terms of the Merger Agreement proposed by Penn Virginia in writing and any other information offered by Penn Virginia in response to the Denbury Notice of Intervening Event and determines in good faith (after consultation with outside legal counsel and its financial advisor) that the failure to effect a Denbury Adverse Recommendation Change in response to such Denbury Intervening Event would be inconsistent with the duties owed by the Denbury board to Denbury stockholders under applicable law.

Penn Virginia: Permitted Adverse Recommendation Changes in Connection with Intervening Events

Prior to, but not after, Penn Virginia shareholders have approved the Penn Virginia Merger Proposal, in response to a Penn Virginia Intervening Event (as defined below) that did not arise from or in connection with a material breach of the Merger Agreement by Penn Virginia, the Penn Virginia board may make a Penn Virginia Adverse Recommendation Change if:

•

the Penn Virginia board determines in good faith (after consultation with outside legal counsel and its financial advisor) that the failure to effect a Penn Virginia Adverse Recommendation Change in response to such Penn Virginia Intervening Event would be inconsistent with the fiduciary duties owed by the Penn Virginia board to Penn Virginia shareholders under applicable law;

•

Penn Virginia provides Denbury with written notice of such proposed action and the basis thereof five business days in advance, which notice must set forth in writing that the Penn Virginia board intends to take such action and includes a reasonable description of the facts and circumstances of the Penn Virginia Intervening Event (a “Penn Virginia Notice of Intervening Event”);

•

after giving such Penn Virginia Notice of Intervening Event and prior to effecting such Penn Virginia Adverse Recommendation Change, Penn Virginia negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Denbury (to the extent Denbury wishes to negotiate) to make such adjustments or revisions to the terms of the Merger Agreement as would permit the Penn Virginia board not to effect a Penn Virginia Adverse Recommendation Change in response thereto; and

•

at the end of the five business day period, prior to taking action to effect a Penn Virginia Adverse Recommendation Change, the Penn Virginia board takes into account any adjustments or revisions to the terms of the Merger Agreement proposed by Denbury in writing and any other information offered by Denbury in response to the Penn Virginia Notice of Intervening Event and determines in good faith (after consultation with outside legal counsel and its financial advisor) that the failure to effect a Penn Virginia Adverse Recommendation Change in response to such Penn Virginia Intervening Event would be inconsistent with the duties owed by the Penn Virginia board to Penn Virginia shareholders under applicable law.

Penn Virginia: Confidentiality and Standstill Arrangements

From and after October 28, 2018 and continuing until the earlier of the effective time of the Merger and termination of the Merger Agreement, Penn Virginia must not (and it must cause its subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its subsidiaries is a party and must enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by seeking to obtain injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof. However, prior to, but not after, Penn Virginia shareholders have approved the Penn Virginia Merger Proposal, if the Penn Virginia board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties owed by the Penn Virginia board to Penn Virginia shareholders under applicable law, Penn Virginia may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Penn Virginia Takeover Proposal, on a confidential basis, to the Penn Virginia board (provided, that Penn Virginia must advise Denbury prior to taking such action, including identifying the identity of the third person who has received such a waiver).

Denbury: Certain Permitted Disclosure

Denbury may, after consultation with its outside legal counsel, make such disclosures as the Denbury board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act. However, if such disclosure has the effect of withdrawing or adversely modifying or qualifying the Denbury Recommendation, such disclosure will be deemed to be a Denbury Adverse Recommendation Change and Penn Virginia will have the right to terminate the Merger Agreement except that the following will not be deemed a Denbury Adverse Recommendation Change:

•

issuing a “stop-look-and-listen communication” pursuant to Rule 14d-9(f) promulgated under the Exchange Act or taking and disclosing to Denbury stockholders positions required by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act, in each case after the commencement of a tender offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), and

•

issuing a statement in connection with a Denbury Takeover Proposal that does not involve the commencement of a tender offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), so long as the statement includes no more information than would be required for a “stop-look-and-listen communication” under Rule 14d-9(f) promulgated under the Exchange Act if such provision was applicable.

Penn Virginia: Certain Permitted Disclosure

Penn Virginia may, after consultation with its outside legal counsel, make such disclosures as the Penn Virginia board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act. However, if such disclosure has the effect of withdrawing or adversely modifying or qualifying the Penn Virginia Recommendation, such disclosure will be deemed to be a Penn Virginia Adverse Recommendation Change and Denbury will have the right to terminate the Merger Agreement, except that the following will not be deemed a Penn Virginia Adverse Recommendation Change:

•

issuing a “stop-look-and-listen communication” pursuant to Rule 14d-9(f) promulgated under the Exchange Act or taking and disclosing to Penn Virginia shareholders positions required by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act, in each case after the commencement of a tender offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act); and

•

issuing a statement in connection with a Penn Virginia Takeover Proposal that does not involve the commencement of a tender offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), so long as the statement includes no more information than would be required for a “stop-look-and-listen communication” under Rule 14d-9(f) promulgated under the Exchange Act if such provision was applicable.

Definitions of Takeover Proposals

A “Denbury Takeover Proposal” means any proposal or offer (whether or not in writing) made by any person or persons other than Penn Virginia or its subsidiaries with respect to any:

•

merger, amalgamation, consolidation, share exchange, other business combination, recapitalization or similar transaction involving Denbury in which Denbury stockholders will own less than 60% of the voting power of the surviving company upon consummation;

•

sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, amalgamation, consolidation, share exchange, other business combination, recapitalization, partnership, joint venture, sale of capital stock of, or other equity interests in, a Denbury subsidiary or otherwise) of any business or assets of Denbury or its subsidiaries representing 40% or more of the consolidated revenues, consolidated net income or consolidated assets (by book or fair market value) of Denbury or securities convertible into or exchangeable for or representing 40% or more of the total Denbury Common Stock;

•

transaction in which any person (or the stockholders of any person) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 40% or more of the total outstanding voting power of Denbury; or

•	combination of the foregoing (in each case, other than the Merger).

A “Penn Virginia Takeover Proposal” means any proposal or offer (whether or not in writing) made by any person or persons other than Denbury or its subsidiaries, with respect to any:

•	merger, amalgamation, consolidation, share exchange, other business combination, recapitalization or similar transaction involving Penn Virginia;

•

sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, amalgamation, consolidation, share exchange, other business combination, recapitalization, partnership, joint venture, sale of capital stock of, or other equity interests in, a Penn Virginia subsidiary or otherwise) of any business or assets of Penn Virginia or its subsidiaries representing 15% or more of the consolidated revenues, consolidated net income or consolidated assets (by book or fair market value) of Penn Virginia or securities convertible into or exchangeable for or representing 15% or more of the total outstanding voting power of Penn Virginia;

•

transaction in which any person (or the stockholders of any person) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the total outstanding voting power of Penn Virginia; or

•	combination of the foregoing (in each case, other than the Merger).

Definition of Superior Denbury Proposal

A “Superior Denbury Proposal” means any unsolicited bona fide written proposal made after October 28, 2018 that did not result from a material breach of Denbury’s non-solicitation obligations in the Merger Agreement made by a third party or group pursuant to which such third party (or in a merger or consolidation involving such party, the stockholders of such third party) or group would acquire, directly or indirectly, more than 50% of the shares of Denbury Common Stock or 50% or more of the assets of Denbury and its subsidiaries, taken as a whole (based on the fair market value thereof):

•

on terms which the Denbury board determines in good faith (after consultation with its outside counsel and its financial advisor) to be on terms more favorable from a financial point of view to Denbury stockholders than the Merger, taking into account all the material terms and conditions of such offer (including the material legal, financial and regulatory aspects of the proposal) and the Merger Agreement (including any changes proposed by Penn Virginia to the terms of the Merger Agreement);

•

that the Denbury board determines is otherwise reasonably likely to be consummated on the terms proposed taking into account all material legal, financial, regulatory and other aspects of such proposal deemed relevant by the Denbury board; and

•	for which financing, if applicable, is fully committed or reasonably determined to be available by the Denbury board.

Definition of Superior Penn Virginia Proposal

A “Superior Penn Virginia Proposal” means any unsolicited, bona fide written proposal made after October 28, 2018 that did not result from a material breach of Penn Virginia’s non-solicitation obligations in the

Merger Agreement made by a third party or group pursuant to which such third party (or in a merger or consolidation, the stockholders of such third party) or group would acquire, directly or indirectly, more than 50% of the shares of Penn Virginia Common Stock or 50% or more of the assets of Penn Virginia and its subsidiaries, taken as a whole (based on the fair market value thereof):

•

on terms which the Penn Virginia board determines in good faith (after consultation with its outside counsel and its financial advisor) to be on terms more favorable from a financial point of view to Penn Virginia shareholders than the Merger, taking into account the material terms and conditions of such offer (including the material legal, financial and regulatory aspects of the proposal) and the Merger Agreement (including any changes proposed by Denbury to the terms of the Merger Agreement);

•

that the Penn Virginia board determines is otherwise reasonably likely to be consummated on the terms proposed taking into account all material legal, financial, regulatory and other aspects of such proposal deemed relevant by the Penn Virginia board; and

•	for which financing, if applicable, is fully committed or reasonably determined to be available by the Penn Virginia board.

Definition of Denbury Intervening Event

A “Denbury Intervening Event” means a material event, fact, circumstance, development or occurrence that is not known (or if known, the magnitude of consequences of which were not known) to or by the Denbury board as of October 28, 2018, which event, fact, circumstance, development or occurrence becomes known to or by the Denbury board prior to Denbury stockholders approving the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal. However, in no event will the following constitute a Denbury Intervening Event:

•	the receipt, existence or terms of an actual or possible Denbury Takeover Proposal;

•	the fact that Denbury or any of its subsidiaries exceeds internal or published projections or guidance; or

•

the trading price of Penn Virginia Common Stock or Denbury Common Stock (it being understood that the facts or occurrences giving rise to or contributing to such results referred to above or the trading prices referred to in this clause may be taken into account in determining whether a Denbury Intervening Event has occurred).

Definition of Penn Virginia Intervening Event

A “Penn Virginia Intervening Event” means a material event, fact, circumstance, development or occurrence that is not known (or if known, the magnitude of consequences of which were not known) to or by the Penn Virginia board as of October 28, 2018, which event, fact, circumstance, development or occurrence becomes known to or by the Penn Virginia board prior to Penn Virginia shareholders approving the Penn Virginia Merger Proposal. However, in no event will the following constitute a Penn Virginia Intervening Event:

•	the receipt, existence or terms of an actual or possible Penn Virginia Takeover Proposal;

•	the fact that Penn Virginia or any of its subsidiaries exceeds internal or published projections or guidance; or

•

the trading price of the Penn Virginia Common Stock or Denbury Common Stock (it being understood that the facts or occurrences giving rise to or contributing to such results referred to above or the trading prices referred to in this clause may be taken into account in determining whether a Penn Virginia Intervening Event has occurred).

Preparation of the Form S-4 and the Joint Proxy Statement/Prospectus

Denbury and Penn Virginia have agreed to use their respective reasonable best efforts to have this joint proxy statement/prospectus and the registration statement, of which this joint proxy statement/prospectus forms a part, declared effective under the Securities Act as promptly as practicable. Each of Denbury and Penn Virginia will furnish all information concerning itself and its affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of this joint proxy statement/prospectus and the registration statement, of which this joint proxy statement/prospectus forms a part, and each of Denbury and Penn Virginia have agreed to use reasonable best efforts to cause this joint proxy statement/prospectus and the registration statement, of which this joint proxy statement/prospectus forms a part, to comply with the rules and regulations promulgated by the SEC. Each of Denbury and Penn Virginia have agreed to use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Merger and the other transactions contemplated by the Merger Agreement to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Each of Denbury and Penn Virginia have agreed to promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to this joint proxy statement/prospectus and the registration statement, of which this joint proxy statement/prospectus forms a part, and must provide the other with copies of all correspondence between it and its representatives, on the one hand, and the SEC, on the other hand. Each of Denbury and Penn Virginia have agreed to use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to this joint proxy statement/prospectus and the registration statement, of which this joint proxy statement/prospectus forms a part. Prior to filing any amendment or supplement to the Form S-4 or responding to any comments of the SEC with respect thereto, each of Denbury and Penn Virginia (i) have agreed to provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) have agreed to include in such document or response all comments reasonably proposed by the other and (iii) have agreed to not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval must not be unreasonably withheld, conditioned or delayed. Each of Denbury and Penn Virginia must advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the stock consideration for offering or sale in any jurisdiction, and each of Denbury and Penn Virginia have agreed to use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of Denbury and Penn Virginia have agreed to also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act and any applicable foreign or state securities or “blue sky” laws in connection with the Merger and the Denbury Stock Issuance.

If prior to the effective time of the Merger, any event occurs with respect to Denbury or any subsidiary of Denbury, or any change occurs with respect to other information supplied by Denbury for inclusion in this joint proxy statement/prospectus and the registration statement, of which this joint proxy statement/prospectus forms a part, which is required to be described in an amendment of, or a supplement to, this joint proxy statement/prospectus and the registration statement, of which this joint proxy statement/prospectus forms a part, Denbury has agreed to promptly notify Penn Virginia of such event, and Denbury and Penn Virginia have agreed to cooperate in the prompt filing with the SEC of any necessary amendment or supplement to this joint proxy statement/prospectus and the registration statement, of which this joint proxy statement/prospectus forms a part, and, as required by law, in disseminating the information contained in such amendment or supplement to the Denbury stockholders and Penn Virginia shareholders.

If prior to the effective time of the Merger, any event occurs with respect to Penn Virginia or any subsidiary of Penn Virginia, or any change occurs with respect to other information supplied by Penn Virginia for inclusion in this joint proxy statement/prospectus and the registration statement, of which this joint proxy statement/prospectus forms a part, which is required to be described in an amendment of, or a supplement to, this joint proxy statement/prospectus and the registration statement, of which this joint proxy statement/prospectus forms a part, Penn Virginia has agreed to promptly notify Denbury of such event, and Denbury and Penn Virginia have agreed to cooperate in the prompt filing with the SEC of any necessary amendment or supplement to this joint proxy statement/prospectus or the registration statement, of which this joint proxy statement/prospectus forms a part, and, as required by law, in disseminating the information contained in such amendment or supplement to the Denbury stockholders and Penn Virginia shareholders.

Special Meetings

Denbury Special Meeting

Denbury has agreed to, as soon as reasonably practicable following October 28, 2018, duly call, give notice of, convene and hold the Denbury special meeting for the purpose of seeking approval of the Denbury Stock Issuance and the Denbury Charter Amendment. Denbury has agreed to use its reasonable best efforts to (x) cause this joint proxy statement/prospectus to be mailed to the Denbury stockholders and (y) hold the Denbury special meeting as soon as reasonably practicable after the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective under the Securities Act, in each case in accordance with applicable law, the Denbury certificate of incorporation and the Denbury bylaws. Denbury has agreed to, through the Denbury board, recommend to Denbury stockholders that they approve the Denbury Stock Issuance and the Denbury Charter Amendment, has agreed to include such recommendation in this joint proxy statement/prospectus and has agreed to use reasonable best efforts to solicit approval of the Denbury Stock Issuance and the Denbury Charter Amendment from the Denbury stockholders (which will include hiring a proxy solicitor), except to the extent that the Denbury board has made an adverse recommendation change. Denbury (i) will be required to adjourn or postpone the Denbury special meeting (A) to the extent necessary to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to the Denbury stockholders or (B) if, as of the time for which the Denbury special meeting is scheduled, there are insufficient shares of Denbury Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Denbury special meeting or (ii) may, and at Penn Virginia’s request must, adjourn or postpone the Denbury special meeting if, as of the time for which the Denbury special meeting is scheduled, there are insufficient shares of Denbury Common Stock represented (either in person or by proxy) to obtain approval of the Denbury Stock Issuance and the Denbury Charter Amendment; provided, however, that unless otherwise agreed to by Denbury and Penn Virginia, the Denbury special meeting will not be adjourned or postponed to a date that is more than 30 days after the date for which the meeting was previously scheduled; and provided further that the Denbury special meeting may not be adjourned or postponed to a date on or after two business days prior to April 30, 2019. In the event that during the five business days prior to the date that the Denbury special meeting is then scheduled to be held, Denbury delivers a notice of an intent to make an adverse recommendation change, Penn Virginia may direct Denbury to postpone the Denbury special meeting for up to six business days and Denbury has agreed to promptly, and in any event no later than the next business day, postpone the Denbury special meeting in accordance with Penn Virginia’s direction, subject to Denbury’s right to postpone the Denbury special meeting for a longer period pursuant to the immediately preceding sentence. If requested by Penn Virginia, Denbury has agreed to promptly provide Penn Virginia with all voting tabulation reports relating to the Denbury special meeting that have been prepared by Denbury or Denbury’s transfer agent, proxy solicitor or other representative.

Penn Virginia Special Meeting

Penn Virginia has agreed to, as soon as reasonably practicable following October 28, 2018, duly call, give notice of, convene and hold the Penn Virginia special meeting for the purpose of seeking the approval of the Merger from Penn Virginia shareholders. Penn Virginia has agreed to use its reasonable best efforts to (x) cause this joint proxy statement/prospectus to be mailed to Penn Virginia shareholders and (y) hold the Penn Virginia special meeting as soon as reasonably practicable after the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective under the Securities Act, in each case in accordance with applicable law, the Penn Virginia articles of incorporation and the Penn Virginia bylaws. Penn Virginia has agreed to, through the Penn Virginia board, recommend to Penn Virginia shareholders that they approve the Merger, has agreed to include such recommendation in this joint proxy statement/prospectus and has agreed to use reasonable best efforts to solicit the approval of the Penn Virginia Merger Proposal (which will include hiring a proxy solicitor), except to the extent that the Penn Virginia board has made an adverse recommendation change. Penn Virginia (i) will be required to adjourn or postpone the Penn Virginia special meeting (A) to the extent necessary to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to the Penn Virginia shareholders or (B) if, as of the time for which the Penn Virginia special meeting is scheduled, there are insufficient shares of Penn Virginia Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Penn Virginia special meeting or (ii) may, and at Denbury’s request must, adjourn or postpone the Penn Virginia special meeting if, as of the time for which the Penn Virginia special meeting is scheduled, there are insufficient shares of Penn Virginia Common Stock represented (either in person or by proxy) to obtain the approval of the Penn Virginia Merger Proposal; provided, however, that unless otherwise agreed to by Denbury and Penn Virginia, the Penn Virginia special meeting will not be adjourned or postponed to a date that is more than 30 days after the date for which the meeting was previously scheduled; and provided further that the Penn Virginia special meeting may not be adjourned or postponed to a date on or after two business days prior to April 30, 2019. In the event that during the five business days prior to the date that the Penn Virginia special meeting is then scheduled to be held, Penn Virginia delivers a notice of an intent to make an adverse recommendation change, Denbury may direct Penn Virginia to postpone the Penn Virginia special meeting for up to six business days and Penn Virginia has agreed to promptly, and in any event no later than the next business day, postpone the Penn Virginia special meeting in accordance with Denbury’s direction, subject to Penn Virginia’s right to postpone the Penn Virginia special meeting for a longer period pursuant to the immediately preceding sentence. If requested by Denbury, Penn Virginia has agreed to promptly provide Denbury with all voting tabulation reports relating to the Penn Virginia special meeting that have been prepared by Penn Virginia or Penn Virginia’s transfer agent, proxy solicitor or other representative.

Timing of Special Meetings

Each of Denbury and Penn Virginia have agreed to use their reasonable best efforts to hold the Denbury special meeting and the Penn Virginia special meeting, respectively, at the same time and on the same date.

Access to Information

Subject to applicable law, each of Denbury, Merger Sub and Penn Virginia have agreed to, and have agreed to cause each of its respective subsidiaries to, afford to the other parties and to the representatives of such other parties reasonable access during the period from October 28, 2018 to the earlier of the effective time of the Merger or the termination of the Merger Agreement, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of Denbury, Merger Sub and Penn Virginia have agreed to, and have agreed to cause each of its respective subsidiaries to, furnish promptly to the other party (i) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of securities laws and (ii) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that either party may withhold (v) prior to the closing of the Merger, any valuations of assets and any pricing assumptions, forward pricing estimates, price decks or pricing studies related thereto, (w) prior to the closing of the Merger, personnel records of such party or any of its subsidiaries relating to individual performance or evaluation records, medical histories or other information the disclosure of which would violate applicable law or that in such party’s good faith opinion could subject such party or any of its subsidiaries to risk of liability, (x) any document or information that is subject to the terms of a confidentiality agreement with a third party (provided that the withholding party must use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (y) any document or information subject to any attorney-client privilege or attorney work product doctrine (provided that the withholding party must use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege or attorney work product determination) or (z) any document or information if, in the judgment of such party, the sharing of such document or information violates applicable law; and provided further, that neither party has the right to undertake any sampling or testing, including sampling of any environmental media, at any of the properties of the other party without the express written approval of such party, such approval being in the sole discretion of such party.

Required Actions

Denbury and Penn Virginia have agreed to use their reasonable best efforts to consummate and make effective, as soon as reasonably possible, the Merger and the other transactions contemplated in the Merger Agreement.

Denbury and the Denbury board and Penn Virginia and the Penn Virginia board, as the case may be, have agreed to use their respective reasonable best efforts to (x) take all action reasonably appropriate to ensure that no takeover statute or similar statute or regulation is or becomes applicable to the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement and (y) if any takeover statute or similar statute or regulation becomes applicable to the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement, take all action reasonably appropriate to ensure that the Merger or any other transaction contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement (such actions we refer to as the “anti-takeover actions”).

Denbury has agreed to take reasonable best efforts to obtain the expiration or early termination of the HSR Act waiting period, including but not limited to (i) jointly proposing with Penn Virginia to negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture, transfer, license, or disposition of, or prohibition or limitation on the ownership or operation by Denbury, Penn Virginia or any of their respective subsidiaries of, any portion of the business, properties or assets of Denbury, Penn Virginia or any of their respective subsidiaries, (ii) terminating, modifying, or assigning existing relationships, contracts, or obligations of Denbury or its subsidiaries or affiliates or those relating to any assets, properties, or businesses to be acquired pursuant to the Merger Agreement, (iii) changing or modifying any course of conduct regarding future operations of Denbury or its subsidiaries or affiliates or the assets, properties, or businesses to be acquired pursuant to the Merger Agreement, or (iv) otherwise taking or committing to take any other action that would limit Denbury’s or its subsidiaries’ or affiliates’ freedom of action with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to the Merger Agreement (which we refer to as, a “divestiture action”); provided that Denbury or any Denbury subsidiaries are not obligated to take any divestiture action or other action unless such action is expressly conditioned upon and is only effective after the closing of the Merger and such action would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or operations of Denbury and its subsidiaries from and after the effective time of the Merger, taken as a whole. Penn Virginia has agreed to agree to take any divestiture action requested by Denbury if such actions are only effective after the effective time of the Merger and conditioned upon the consummation of the Merger. In the event that any divestiture action is proposed by or acceptable to a governmental entity, Denbury will have the right to determine the manner in which to implement the requirement of such governmental entity; provided, that in no event will Denbury or Penn Virginia (or any of their respective subsidiaries or other affiliates) be required to take or effect any such action that is not conditioned upon the consummation of the Merger; provided, further, that Denbury must consult with Penn Virginia and give consideration to the views of Penn Virginia on all matters relating to any possible divestiture action.

In addition, if any action or proceeding is instituted (or threatened) challenging the Merger or any other transaction contemplated by the Merger Agreement as violating any antitrust, competition, foreign investment, trade regulation or similar law or if any decree, order, judgment, or injunction (whether temporary, preliminary, or permanent) is entered, enforced, or attempted to be entered or enforced by any governmental entity that would make the Merger or any other transaction contemplated by the Merger Agreement illegal or otherwise delay or prohibit the consummation of the Merger or any other transaction contemplated by the Merger Agreement, Denbury, its affiliates and subsidiaries and Penn Virginia, its affiliates and subsidiaries, have agreed to use their reasonable best efforts to contest and defend any such claim, cause of action, or proceeding to avoid entry of, or to have vacated, lifted, reversed, repealed, rescinded, or terminated, any decree, order, judgment, or injunction (whether temporary, preliminary, or permanent) that prohibits, prevents, or restricts consummation of the Merger or any other transaction contemplated by the Merger Agreement. Denbury will be entitled to direct any such action or proceeding provided, however, that it must afford Penn Virginia a reasonable opportunity to participate therein.

Without limiting the generality of the foregoing, each of Denbury and Penn Virginia have agreed to:

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make or cause to be made, in consultation and cooperation with the other and as promptly as practicable after October 28, 2018, an appropriate filing of a notification and report form pursuant to the HSR Act relating to the Merger;

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use its reasonable best efforts to furnish to the other all assistance, cooperation and information required for any such registration, declaration, notice, application or filing and in order to achieve anti-takeover actions;

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give the other reasonable prior notice of any such registration, declaration, notice, application or filing and, to the extent reasonably practicable, of any communication with any governmental entity regarding the Merger, and permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such registration, declaration, notice, filing, application or communication;

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use its reasonable best efforts to respond as promptly as practicable under the circumstances to any inquiries received from any governmental entity or any other authority enforcing applicable antitrust, competition, foreign investment, trade regulation or similar laws for additional information or documentation in connection with antitrust, competition, foreign investment, trade regulation or similar matters (including a “second request” under the HSR Act), and not extend any waiting period under the HSR Act or enter into any agreement with such governmental entities or other authorities not to consummate any of the transactions contemplated by the Merger Agreement, except with the prior written consent of the other party, which consent may not be unreasonably withheld, conditioned or delayed;

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unless prohibited by applicable law or by the applicable governmental entity, (A) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any substantive conversation with any governmental entity in respect of the Merger without the other, (B) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable law or by the applicable governmental entity from participating in or attending any such meeting or engaging in any such conversation or a communication is initiated by a governmental entity without advance notice, keep the other party reasonably apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, Denbury papers, filings, correspondence or other written communications explaining or defending the Merger Agreement and the Merger, articulating any regulatory or competitive argument or responding to requests or objections made by any governmental entity, and (E) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective representatives, on the one hand, and any governmental entity or members of any governmental entity’s staff, on the other hand, with respect to the Merger Agreement and the Merger, provided that each party may designate information as “outside counsel only,” and the receiving party agrees to instruct its counsel not to disclose such information to its client.

Equity Awards

As soon as practicable, the Penn Virginia board (or, if appropriate, any committee of the Penn Virginia board) has agreed to adopt such resolutions as may be required to effect the following:

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as of the effective time of the Merger, each Penn Virginia service-based restricted stock unit award that is outstanding as of immediately prior to the effective time of the Merger, whether vested or unvested, will vest in full and will, automatically and without any required action on the part of the holder, be converted into the right to receive:

•	an amount in cash equal to the product of (A) the number of shares of Penn Virginia Common Stock subject to such Penn Virginia service-based restricted stock unit award and (B) $25.86, and

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a number of shares of Denbury Common Stock equal to the product of (A) the number of shares of Penn Virginia Common Stock subject to such Penn Virginia service-based restricted stock unit award and (B) 12.4000, rounded up to the nearest whole share.

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as of the effective time of the Merger, each Penn Virginia performance-based restricted stock unit award that is outstanding as of immediately prior to the effective time of the Merger, whether vested or unvested, will, automatically and without any required action on the part of the holder thereof, be converted into the right to receive:

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an amount in cash equal to the product of (A) the number of shares of Penn Virginia Common Stock earned under such Penn Virginia performance-based restricted stock unit award and (B) $25.86 (with the number of shares of Penn Virginia Common Stock deemed earned under such Penn Virginia performance-based restricted stock unit award reasonably determined by the compensation committee of the Penn Virginia board at least three business days prior to the effective time of the Merger based on actual level of achievement after consultation with Denbury; provided that, the number of shares of Penn Virginia Common Stock deemed earned under any Penn Virginia performance-based restricted stock unit award with respect to any performance period scheduled to commence on or after January 1, 2019 will vest based on maximum level of achievement (assuming a positive share price appreciation)), and

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a number of shares of Denbury Common Stock equal to the product of (A) the number of shares of Penn Virginia Common Stock earned under such Penn Virginia performance-based restricted stock unit award and (B) 12.4000, rounded up to the nearest whole share (with the number of shares of Penn Virginia Common Stock deemed earned under such Penn Virginia performance-based restricted stock unit award reasonably determined by the compensation committee of the Penn Virginia board at least three business days prior to the effective time of the Merger based on actual level of achievement after consultation with Denbury; provided that, the number of shares of Penn Virginia Common Stock deemed earned under any Penn Virginia performance-based restricted stock unit award with respect to any performance period scheduled to commence on or after January 1, 2019 will vest based on maximum level of achievement (assuming a positive share price appreciation)).

The consideration to be paid with respect to any Penn Virginia service-based restricted stock unit award or Penn Virginia performance-based restricted stock unit award will be paid to the holder thereof as promptly as practicable following the effective time of the Merger (but in no event later than two business days thereafter), subject to any applicable withholding or other taxes. All amounts withheld from the consideration to be paid with respect to any Penn Virginia service-based restricted stock unit award or Penn Virginia performance-based restricted stock unit award will be withheld from the $25.86 in cash without interest.

With respect to any Penn Virginia service-based restricted stock unit award or Penn Virginia performance-based restricted stock unit award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that Penn Virginia determines prior to the effective time of the Merger is not eligible to be terminated in accordance with Treasury Regulations § 1.409A-3(j)(4)(ix)(B), such payment will be made at the earliest time permitted that will not trigger a tax or penalty under Section 409A of the Code.

Denbury has agreed to take all corporate action necessary to reserve for issuance a sufficient number of shares of Denbury Common Stock for delivery upon settlement of the Penn Virginia service-based restricted stock unit awards and Penn Virginia performance-based restricted stock unit awards converted into shares of Denbury Common Stock.

Indemnification; Directors’ and Officers’ Insurance

Denbury and the surviving corporation, jointly and severally, have agreed to: (i) indemnify and hold harmless each person who is now, or has been or becomes at any time prior to the effective time of the Merger,

(A) an officer or director of Penn Virginia or any of its subsidiaries or (B) a director, officer, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Indemnified Parties (as defined above) to the fullest extent authorized or permitted by applicable law from and against any losses, claims, damages, liabilities, costs, indemnification expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) arising out of or in connection with any claim or action; and (ii) promptly pay on behalf of or, within 15 days after any request for advancement, advance to each of the Indemnified Parties, any indemnification expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any claim or action in advance of the final disposition of such claim or action, including payment on behalf of or advancement to the Indemnified Party of any indemnification expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security. The indemnification and advancement obligations of Denbury and the surviving corporation pursuant to the Merger Agreement extend to acts or omissions occurring at or before the effective time of the Merger in the capacity as a director or officer of Penn Virginia or any of its subsidiaries and any claim or action relating thereto (including with respect to any acts or omissions occurring in connection with the adoption or approval of the Merger Agreement and the consummation of the transactions contemplated thereby, including the consideration and approval thereof and the process undertaken in connection therewith and any claim or action relating thereto), and all rights to indemnification and advancement conferred under the Merger Agreement continue as to any Indemnified Party who has ceased to be a director or officer of Penn Virginia or any of its subsidiaries after October 28, 2018 (with respect to acts or omissions occurring prior to such cessation) and inure to the benefit of such Indemnified Party’s heirs, executors and personal and legal representatives.

In the event that Denbury, the surviving corporation, LLC Sub or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, Denbury, the surviving corporation or LLC Sub, as applicable, must cause proper provision to be made so that the successors and assigns of Denbury, the surviving corporation or LLC Sub, as applicable, assume the obligations set forth in the Merger Agreement contemporaneous with the closing of any such consolidation, merger, transfer or conveyance.

On or prior to the effective time of the Merger, Denbury has agreed to purchase a “tail” directors’ and officers’ liability insurance policy covering the six-year period from and after the effective time of the Merger for Penn Virginia and its current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by Penn Virginia from a carrier with the same or better credit rating to Penn Virginia’s current directors’ and officers’ liability insurance carrier on terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by Penn Virginia as of October 28, 2018 with respect to claims arising from facts or events that occurred on or before the effective time of the Merger, except that in no event will Denbury be required to pay with respect to such “tail” policy more than 300% of the aggregate annual premium currently paid by Penn Virginia for such insurance (which we refer to as the “maximum amount”). If Denbury is unable to obtain the “tail” policy described in the foregoing sentence as of the effective time of the Merger, Denbury must cause the surviving corporation or LLC Sub to provide the current and former directors and officers of Penn Virginia and subsidiaries of Penn Virginia with an insurance and indemnification policy (from an insurance carrier with the same or better credit rating as the current insurer) that provides directors’ and officers’ liability insurance for events, acts and omissions occurring at or prior to the effective time of the Merger for an aggregate period of no less than six years from the effective time of the Merger that is not materially less favorable than Penn Virginia’s existing policy or, if such coverage is unavailable, the best available coverage; provided, however, that in no event will Denbury or the surviving corporation be required to expend for such policies an aggregate premium amount greater than the maximum amount.

Fees and Expenses

Except as provided below in the section entitled “—Termination” beginning on page 180, all fees and expenses incurred in connection with the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Merger or such transactions are consummated.

Certain Tax Matters

For U.S. federal income tax purposes, it is intended that (a) the Integrated Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (b) with respect to the Integrated Mergers, the Merger Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a) and (c) with respect to the Integrated Mergers, Denbury, Merger Sub, LLC Sub and Penn Virginia each be a “party to a reorganization” within the meaning of Section 368(b) of the Code. Each of Denbury and Penn Virginia have agreed to use its reasonable best efforts to cause the Integrated Mergers, taken together, to qualify, and will not take (and will use its reasonable best efforts to prevent any affiliate of such party from taking) any actions that would reasonably be expected to prevent the Integrated Mergers, taken together, from qualifying as a “reorganization” under the provisions of Section 368(a) of the Code. Denbury and Penn Virginia have agreed to cooperate with one another and use their respective reasonable best efforts to obtain the opinions of counsel referred to in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 178, including, in connection therewith with obtaining such opinions in each case dated as of the closing date of the Merger (and, if requested, dated as of the date on which the registration statement of which this joint proxy statement/prospectus forms a part is declared effective by the SEC) and providing such other information as reasonably requested by counsel for purposes of rendering the opinions.

Transaction Litigation

In the event that any litigation or other legal proceedings by any governmental entity or other person are commenced or, to the knowledge of Penn Virginia or Denbury, as applicable, threatened, that questions the validity or legality of the Merger or other transactions contemplated by the Merger Agreement or seeks damages or injunctive relief in connection with the Merger or other transactions contemplated by the Merger Agreement, including stockholder litigation (we refer to such litigation as the “transaction litigation”), Penn Virginia or Denbury, as applicable, must promptly (and in any event, within one business day) notify the other party orally and in writing of such litigation and must keep the other party reasonably informed with respect to its status. Penn Virginia or Denbury, as applicable, must give the other party a reasonable opportunity to participate in the defense or settlement of any transaction litigation at the other party’s sole cost and expense and must consider in good faith the other party’s advice with respect to such transaction litigation; provided, that Penn Virginia or Denbury may not cease to defend any such transaction litigation without the prior written consent of the other party; provided, further, that Penn Virginia may not consent to the entry of any judgment, offer or agree to settle, or take any other material action with respect to such transaction litigation without the prior written consent of Denbury. Each of Denbury and Penn Virginia have agreed to cooperate and cause the Denbury subsidiaries and subsidiaries of Penn Virginia, as applicable, to cooperate, and have agreed to use their reasonable best efforts to cause its representatives to cooperate in the defense against any transaction litigation.

Section 16 Matters

Prior to the effective time of the Merger, Denbury and Penn Virginia each have agreed to take all such steps as may be required to cause (a) any dispositions of Penn Virginia Common Stock (including derivative securities with respect to Penn Virginia Common Stock) resulting from the Merger and the other transactions contemplated by the Merger Agreement by each individual who will be subject to the reporting requirements of section 16(a) of the Exchange Act with respect to Penn Virginia immediately prior to the effective time of the Merger to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Denbury Common Stock (including derivative securities with respect to Denbury Common Stock) resulting from the Merger and the other transactions contemplated by the Merger Agreement by each individual who may become or is reasonably expected to become subject to the reporting requirements of section 16(a) of the Exchange Act with respect to Denbury at or immediately following the effective time of the Merger to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Governance Matters

Prior to the effective time of the Merger, Denbury has agreed to take all necessary corporate action so that upon and after the effective time of the Merger (i) the size of the Denbury board is increased by two members and (ii) two members of Penn Virginia board who (A) are mutually agreed upon by Denbury and Penn Virginia, and (B) would qualify as independent directors under Section 303A.02 of the NYSE Listed Company Manual (the “Penn Virginia Appointed Directors”) are appointed to the Denbury board to fill the vacancies on the Denbury board created by such increase. Denbury, through the Denbury board and subject to the Denbury board’s fiduciary duties to the stockholders of Denbury, has agreed to take all necessary action to recommend that the Penn Virginia Appointed Directors be elected to the Denbury board in the proxy statement relating to the first annual meeting of the stockholders of Denbury following the closing of the Merger.

Public Announcements

Except with respect to (i) any Denbury Adverse Recommendation Change or Penn Virginia Adverse Recommendation Change made in accordance with the terms of the Merger Agreement or (ii) any action taken by Denbury or the Denbury board, or by Penn Virginia or the Penn Virginia board pursuant to, and in accordance with, certain terms described in the Merger Agreement, Denbury and Penn Virginia have agreed to consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other transactions contemplated by the Merger Agreement and may not issue any such press release or make any such public statement without the prior written approval of the other party, except as such party may reasonably conclude may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided, in each case, such party uses reasonable best efforts to afford the other party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon which the disclosing party must consider in good faith. Prior to initiating any written material communications to all employees of Penn Virginia or any subsidiaries of Penn Virginia pertaining to the effect of the Merger on compensation or benefit matters, Penn Virginia has agreed to provide Denbury with a copy of the intended communication, Penn Virginia has agreed to provide Denbury a reasonable period of time to review and comment on the communication, and Penn Virginia has agreed to consider any timely comments in good faith.

Stock Exchange Listing

Denbury has agreed to use its reasonable best efforts to cause the shares of Denbury Common Stock to be issued in the Merger and upon the settlement of Penn Virginia service-based restricted stock unit awards and Penn Virginia performance-based restricted stock unit awards following the effective time of the Merger, to be approved for listing on the NYSE, in each case subject to official notice of issuance, prior to the closing date of the Merger. Penn Virginia has agreed to cooperate with Denbury in connection with the foregoing, including the provision of information reasonably requested by Denbury in connection therewith.

Stock Exchange De-Listing

Each of Denbury and Penn Virginia has agreed to use its reasonable best efforts to cause the Penn Virginia Common Stock and any other securities of Penn Virginia specified by Denbury to be de-listed from the NASDAQ and de-registered under the Exchange Act as soon as reasonably practicable following the effective time of the Merger.

Employee Matters

For a period of one year following the effective time of the Merger, Denbury has agreed to provide each individual who is actively employed by Penn Virginia or any of its subsidiaries immediately prior to the effective time of the Merger and who continues employment with the surviving corporation, LLC Sub or any of their respective subsidiaries as of the closing date of the Merger (such employee we refer to as a “Penn Virginia employee”) with (i) a base salary or wage rate and target incentive compensation opportunity (including equity-based compensation) that, in each case, is no less favorable than the base salary or wage rate and target incentive compensation opportunity (including equity-based compensation) in effect for such Penn Virginia employee immediately prior to the effective time of the Merger and (ii) health, welfare and retirement benefits that are no less favorable, in the aggregate, than the health, welfare and retirement benefits provided to such Penn Virginia employee immediately prior to the effective time of the Merger.

Denbury has agreed to, and has agreed to cause the surviving corporation or LLC Sub to, provide severance benefits to each Penn Virginia employee who is terminated during the period commencing on the closing date of the Merger and ending on the one-year anniversary thereof that are at least equal to the severance benefits provided pursuant to the applicable severance benefits plan, agreement, practice or arrangement maintained by Penn Virginia or any of its subsidiaries for the benefit of such Penn Virginia employee immediately prior to the effective time of the Merger.

For all purposes (including for purposes of eligibility to participate, vesting and level of benefits, but not for purposes of defined benefit pension accrual or post-employment retiree medical benefits) with respect to the benefit plans maintained by Denbury or any subsidiary of Denbury providing benefits to any Penn Virginia employee after the closing date of the Merger, each Penn Virginia employee’s years of service with Penn Virginia or any subsidiary of Penn Virginia (or any predecessor employer of an employee of Penn Virginia or any subsidiary of Penn Virginia, to the extent service with such predecessor employer is recognized by Penn Virginia or the applicable subsidiary of Penn Virginia as of October 28, 2018) prior to the effective time of the Merger will be treated as service with Denbury or its subsidiaries; provided, however, that such service need not be recognized to the extent (A) that such recognition would result in any duplication of benefits for the same period of service or (B) not recognized by Penn Virginia or a subsidiary of Penn Virginia, as applicable, under the applicable benefit plan of Penn Virginia in which the Penn Virginia employee was eligible to participate prior to the effective time of the Merger.

For purposes of each benefit plan of Denbury or its subsidiaries, Denbury and its subsidiaries have agreed to use best efforts to (i) cause all pre-existing condition exclusions and actively-at-work requirements of such plans to be waived for each Penn Virginia employee and their covered dependents, to the extent such conditions were inapplicable or waived under the comparable benefits plans of Penn Virginia or any subsidiary of Penn Virginia in which such Penn Virginia employee participated immediately prior to the closing date of the Merger and (ii) give full credit for all co-payments, coinsurance, maximum out-of-pocket requirements and deductibles to the extent satisfied in the plan year in which the effective time of the Merger occurs (or the year in which the Penn Virginia employee and its dependents commence participation in the benefit plans of Denbury and its subsidiaries, if later) as if there had been a single continuous employer.

Financing

In connection with the Merger, Denbury entered into the commitment letter and a related fee letter to obtain committed debt financing (the “financing”) in connection with the Merger. Denbury must use, and must cause its affiliates to use, their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable to consummate the financing as promptly as possible following the date of the Merger Agreement (and, in any event, no later than the closing date of the Merger).

Financing Cooperation

From October 28, 2018 until the closing (or the earlier termination of the Merger Agreement), Penn Virginia has agreed to, use its reasonable best efforts to and to cause its representatives to, and to cause each of its subsidiaries to use their respective reasonable best efforts to and to cause their respective representatives to, provide all cooperation reasonably requested by Denbury, or as Denbury may reasonably determine necessary or advisable, in connection with Denbury’s arrangement and closing of the financing and the satisfaction of the conditions in the commitment letter.

Conditions to the Completion of the Merger

Mutual Conditions

The respective obligations of Denbury, Penn Virginia and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the effective time of the Merger of the following conditions, any or all of which may be waived jointly by Denbury, Penn Virginia and Merger Sub, in whole or in part, to the extent permitted by applicable law:

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Denbury Stockholder Approval. The Denbury Issuance Proposal and the Denbury Charter Amendment Proposal must have been approved in accordance with applicable law and the Denbury organizational documents, as applicable.

•	Penn Virginia Shareholder Approval. The Penn Virginia Merger Proposal must have been approved in accordance with applicable law and the Penn Virginia organizational documents, as applicable.

•	Government Approval. Any waiting period under the HSR Act applicable to the Merger and the other transactions contemplated by the Merger Agreement must have expired or been terminated.

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No Legal Restraints. There must not be any applicable law and no judgment, preliminary, temporary or permanent, issued by any court or tribunal of competent jurisdiction in effect that prevents, makes illegal or prohibits the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

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Effectiveness of the Registration Statement. The registration statement, of which this joint proxy statement/prospectus forms a part, must have become effective by the SEC under the Securities Act and must not be the subject of any stop order or proceedings seeking a stop order.

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NYSE Listing. The shares of Denbury Common Stock to be issued in the Merger and upon the settlement of Penn Virginia service-based restricted stock unit awards and Penn Virginia performance-based restricted stock unit awards must have been approved for listing on the NYSE, subject to official notice of issuance.

Additional Conditions to the Obligations of Denbury

The obligations of Denbury and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the effective time of the Merger of the following conditions, any or all of which may be waived exclusively by Denbury, in whole or in part, to the extent permitted by applicable law:

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The representations and warranties of Penn Virginia set forth in the Merger Agreement (except for the representations and warranties made related to (i) capital structure, (ii) authority, execution and delivery and enforceability, (iii) a Penn Virginia material adverse effect and (iv) brokers’ fees and expenses) must be true and correct (without giving effect to any limitation as to “materiality” or “Penn Virginia material adverse effect”) at and as of October 28, 2018 and the closing date of the Merger as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Penn Virginia material adverse effect;

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certain representations and warranties of Penn Virginia related to (i) capital structure and (ii) a Penn Virginia material adverse effect must be true and correct (except, with respect to capital structure for any de minimis inaccuracies) at and as of October 28, 2018 and the closing date of the Merger as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

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certain representations and warranties of Penn Virginia related to (i) authority, execution and delivery and enforceability and (ii) brokers’ fees and expenses must be true and correct (without giving effect to any limitation as to “materiality” or Penn Virginia material adverse effect) in all material respects at and as of the closing date of the Merger as if made at and as of such time. Denbury must have received a certificate signed on behalf of Penn Virginia by an executive officer of Penn Virginia to such effect;

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Penn Virginia must have performed, or complied with, in all material respects, all agreements and covenants required to be performed or complied with by it under the Merger Agreement on or prior to the effective time of the Merger;

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Denbury must have received a certificate of Penn Virginia signed by an executive officer of Penn Virginia, dated as of the closing date, confirming that the conditions described in the four bullets above have been satisfied; and

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Denbury must have received the opinion from Vinson & Elkins (or other counsel with a national reputation and experience in comparable corporate and tax law matters, selected by Denbury and reasonably acceptable to Penn Virginia) in form and substance reasonably satisfactory to Denbury, dated as of the closing date of the Merger (and, if requested, dated as of the date on which the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective by the SEC), to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion, Vinson & Elkins (or other counsel with a national reputation and experience in comparable corporate and tax law matters, selected by Denbury and reasonably acceptable to Penn Virginia) must have received and may rely upon (and may incorporate by reference) the duly executed certificate of Denbury containing such representations, warranties and covenants as will be reasonably necessary or appropriate and the duly executed certificate of Penn Virginia containing such representations, warranties and covenants as will be reasonably necessary or appropriate and such other information reasonably requested by and provided to it by Denbury or Penn Virginia for the purpose of rendering such opinion. Such opinion condition may not be waivable after receipt of approval of the Denbury Stock Issuance and Denbury Charter Amendment from the Denbury stockholders, unless further stockholder approval of the Denbury stockholders is obtained following additional disclosure.

Additional Conditions to the Obligations of Penn Virginia

The obligation of Penn Virginia to consummate the Merger is subject to the satisfaction at or prior to the effective time of the Merger of the following conditions, any or all of which may be waived exclusively by Penn Virginia, in whole or in part, to the extent permitted by applicable law:

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the representations and warranties of Denbury set forth in the Merger Agreement (except for the representations and warranties made related to (i) capital structure, (ii) authority, execution and delivery and enforceability, (iii) a Denbury material adverse effect and (iv) brokers’ fees and expenses) must be true and correct (without giving effect to any limitation as to “materiality” or “Denbury material adverse effect”) at and as of October 28, 2018 and the closing date of the Merger as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Denbury material adverse effect;

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certain representations and warranties of Denbury related to (i) capital structure and (ii) a Denbury material adverse effect must be true and correct (except, with respect to capital structure for any de minimis inaccuracies) at and as of October 28, 2018 and the closing date of the Merger as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

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certain representations and warranties of Denbury related to (i) authority, execution and delivery and enforceability and (ii) brokers’ fees and expenses must be true and correct (without giving effect to any limitation as to “materiality” or Denbury material adverse effect) in all material respects at and as of the closing date of the Merger as if made at and as of such time. Penn Virginia must have received a certificate signed on behalf of Denbury by an executive officer of Denbury to such effect;

•

Denbury must have performed, or complied with, in all material respects, all agreements and covenants required to be performed or complied with by it under the Merger Agreement on or prior to the effective time of the Merger;

•

Penn Virginia must have received a certificate of Denbury signed by an executive officer of Denbury, dated as of the closing date, confirming that the conditions described in the four bullets above have been satisfied; and

•

Penn Virginia must have received the opinion from Skadden (or other counsel with a national reputation and experience in comparable corporate and tax law matters, selected by Penn Virginia and reasonably acceptable to Denbury) in form and substance reasonably satisfactory to Penn Virginia, dated as of the closing date of the Merger (and, if requested, dated as of the date on which the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective by the SEC), to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion, Skadden (or other counsel with a national reputation and experience in comparable corporate and tax law matters, selected by Penn Virginia and reasonably acceptable to Denbury) must have received and may rely upon (and may incorporate by reference) the duly executed certificate of Penn Virginia containing such representations, warranties and covenants as will be reasonably necessary or appropriate and the duly executed certificate of Denbury containing such representations, warranties and covenants as will be reasonably necessary or appropriate and such other information reasonably requested by and provided to it by Penn Virginia or Denbury for the purpose of rendering such opinion. Such opinion condition may not be waivable after receipt of Penn Virginia Shareholder Approval, unless further stockholder approval of the Denbury stockholders is obtained following additional disclosure.

Termination

Termination Rights

Denbury and Penn Virginia may terminate the Merger Agreement and abandon the Merger at any time prior to the effective time of the Merger by mutual written consent of Denbury and Penn Virginia.

The Merger Agreement may also be terminated by either Denbury or Penn Virginia at any time prior to the effective time of the Merger in any of the following situations:

•

if the Merger is not consummated on or before April 30, 2019 (the “end date”), so long as the failure of the Merger to occur on or before the end date is not the result of a breach of the Merger Agreement by the terminating party or the failure of any representation or warranty of the terminating party contained in the Merger Agreement to be true and correct (which we refer to as the “end date termination event”);

•

if any applicable law is in effect or any court or tribunal of competent jurisdiction issues a final and non-appealable order that prevents, makes illegal or prohibits the consummation of the transactions contemplated by the Merger Agreement, including the Merger, so long as such law or order are not the result of a breach by the terminating party of its obligations under the Merger Agreement;

•

if Denbury stockholders do not approve the Denbury Issuance Proposal or the Denbury Charter Amendment Proposal at the Denbury special meeting (unless the Denbury special meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof) (which we refer to as a “Denbury stockholder approval termination event”); or

•

if Penn Virginia shareholders do not approve the Penn Virginia Merger Proposal at the Penn Virginia special meeting (unless the Penn Virginia special meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof) (which we refer to as a “Penn Virginia shareholder approval termination event”).

In addition, the Merger Agreement may be terminated by Denbury:

•

if Penn Virginia breaches or fails to perform any of its obligations under the Merger Agreement, or if any of the representations or warranties of Penn Virginia contained in the Merger Agreement fails to be true and correct, which breach or failure (i) would give rise to the failure of the closing conditions related to Penn Virginia’s representations and warranties and covenants and (ii) is not reasonably capable of being cured by Penn Virginia by the end date or is not cured by Penn Virginia within 45 days after receiving written notice from Denbury (provided that Denbury is not then in breach of any covenant or agreement contained in the Merger Agreement and no representation or warranty of Denbury contained in the Merger Agreement then fails to be true and correct such that the closing conditions related to Denbury’s representations and warranties and covenants could not then be satisfied) (which we refer to as a “Penn Virginia breach termination event”);

•	if a Penn Virginia Adverse Recommendation Change has occurred (whether or not such Penn Virginia Adverse Recommendation Change is permitted by the Merger Agreement);

•

if Penn Virginia, any of its subsidiaries or any of its or their representatives has materially breached its non-solicitation obligations under the Merger Agreement (which are described in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes” beginning on page 157); and

•

prior to Denbury stockholders approving the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal, if Denbury has complied in all material respects with its non-solicitation obligations (which are described in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes” beginning on page 157), in order to enter into a definitive agreement with respect to a Superior Denbury Proposal.

Further, the Merger Agreement may be terminated by Penn Virginia:

•

if Denbury or Merger Sub breaches or fails to perform any of their obligations under the Merger Agreement, or if any of the representations or warranties of Denbury or Merger Sub contained in the Merger Agreement fails to be true and correct, which breach or failure (i) would give rise to the failure of the closing conditions related to Denbury and Merger Sub’s representations and warranties and covenants and (ii) is not reasonably capable of being cured by Denbury by the end date or is not cured by Denbury within 45 days after receiving written notice from Penn Virginia (provided that Penn Virginia is not then in breach of any covenant or agreement contained in the Merger Agreement and no representation or warranty of Penn Virginia contained in the Merger Agreement then fails to be true and correct such that the closing conditions related to Penn Virginia’s representations and warranties and covenants could not then be satisfied) (which we refer to as a “Denbury breach termination event”);

•	if a Denbury Adverse Recommendation Change has occurred (whether or not such Denbury Adverse Recommendation Change is permitted by the Merger Agreement);

•

if Denbury, any of its subsidiaries or any of its or their representatives has materially breached its non-solicitation obligations under the Merger Agreement (which are described in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes” beginning on page 157); and

•

prior to Penn Virginia shareholders approving the Penn Virginia Merger Proposal, if Penn Virginia has complied in all material respects with its non-solicitation obligations (which are described in the section entitled “The Merger Agreement—No Solicitation; Adverse Recommendation Changes” beginning on page 157), in order to enter into a definitive agreement with respect to a Superior Penn Virginia Proposal.

Termination Fees Payable by Denbury

The Merger Agreement requires Denbury to pay Penn Virginia a termination fee of $45 million (the “Termination Fee”) if:

•	Penn Virginia terminates the Merger Agreement due to a Denbury Adverse Recommendation Change or a breach of Denbury’s non-solicitation obligations under the Merger Agreement;

•

Denbury terminates the Merger Agreement due to Denbury stockholders not approving the Denbury Issuance Proposal or the Denbury Charter Amendment Proposal following a Denbury Adverse Recommendation Change;

•	Denbury terminates the Merger Agreement due to entry into a Superior Denbury Proposal; or

•

(A) prior to the Denbury special meeting, a Denbury Takeover Proposal is made to Denbury or is made directly to Denbury stockholders or otherwise becomes publicly known or any person has publicly announced an intention (whether or not conditional) to make a Denbury Takeover Proposal, and such Denbury Takeover Proposal or intended Denbury Takeover Proposal has not been publicly withdrawn without qualification at least five business days prior to (1) the Denbury special meeting or (2) if the Denbury special meeting has not been held at the time of termination, the date of such termination, (B) Denbury or Penn Virginia, as applicable, terminates the Merger Agreement due to (1) an end date termination event (if the Denbury special meeting has not been held), (2) a Denbury stockholder approval termination event or (3) a Denbury breach termination event, and (C) within 12 months of such termination Denbury enters into a definitive contract (other than a confidentiality agreement) with respect to a Denbury Takeover Proposal (or Denbury publicly approves or recommends to Denbury stockholders or otherwise does not oppose, in the case of a tender or exchange offer, a Denbury Takeover Proposal which is ultimately consummated regardless of whether outside such 12-month period) or consummates a Denbury Takeover Proposal. For purposes of this paragraph only, any reference in the definition of Denbury Takeover Proposal to “40%” and “60%” will be deemed to be “50%.”

In no event will Denbury be required to pay the Termination Fee on more than one occasion.

Termination Fees Payable by Penn Virginia

The Merger Agreement requires Penn Virginia to pay Denbury the Termination Fee if:

•	Denbury terminates the Merger Agreement due to a Penn Virginia Adverse Recommendation Change or a breach of Penn Virginia’s non-solicitation obligations under the Merger Agreement;

•	Penn Virginia terminates the Merger Agreement due to Penn Virginia shareholders not approving the Penn Virginia Merger Proposal following a Penn Virginia Adverse Recommendation Change;

•	Penn Virginia terminates the Merger Agreement due to entry into a Superior Penn Virginia Proposal; or

•

(A) prior to the Penn Virginia special meeting, a Penn Virginia Takeover Proposal is made to Penn Virginia or is made directly to Penn Virginia shareholders or otherwise becomes publicly known or any person has publicly announced an intention (whether or not conditional) to make a Penn Virginia Takeover Proposal, and such Penn Virginia Takeover Proposal or intended Penn Virginia Takeover Proposal has not been publicly withdrawn without qualification at least five business days prior to (1) the Penn Virginia special meeting or (2) if the Penn Virginia special meeting has not been held at the time of termination, the date of such termination, (B) Denbury or Penn Virginia, as applicable, terminates the Merger Agreement due to (1) an end date termination event (if the Penn Virginia special meeting has not been held), (2) a Penn Virginia shareholder approval termination event or (3) a Penn Virginia breach termination event, and (C) within 12 months of such termination Penn Virginia enters into a definitive contract (other than a confidentiality agreement) with respect to a Penn Virginia Takeover Proposal (or Penn Virginia publicly approves or recommends to Penn Virginia shareholders or otherwise does not oppose, in the case of a tender or exchange offer, a Penn Virginia Takeover Proposal which is ultimately consummated regardless of whether outside such 12-month period) or consummates a Penn Virginia Takeover Proposal. For purposes of this paragraph only, any reference in the definition of Penn Virginia Takeover Proposal to “15%” will be deemed to be “50%.”

In no event will Penn Virginia be required to pay the Termination Fee on more than one occasion.

Effect of Termination

In the event of termination of the Merger Agreement pursuant to the provisions described in the section entitled “The Merger Agreement—Termination” beginning on page 180, the Merger Agreement (other than certain provisions as set forth in the Merger Agreement) will become void and of no effect with no liability on the part of any party to the Merger Agreement. However, except as otherwise expressly provided in the Merger Agreement, no termination of the Merger Agreement will relieve any party to the Merger Agreement of any liability for fraud or knowing and intentional breach of the Merger Agreement.

Specific Performance; Remedies

Denbury and Penn Virginia have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. Denbury and Penn Virginia have also agreed that, prior to the termination of the Merger Agreement, Denbury and Penn Virginia will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the performance of terms and provisions of the Merger Agreement in court, without proof of actual damages (and each party waived any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity. Denbury and Penn Virginia have agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Each of Denbury and Penn Virginia has (i) consented to submit for itself and its property to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware and any appellate court thereof, or, if the Court of Chancery of the State of Delaware or the Delaware Supreme Court determines that, notwithstanding section 111 of the DGCL, the Court of Chancery does not have or should not exercise subject matter jurisdiction over such matter, any Delaware state court or any federal court located in the State of Delaware and any appellate court thereof in the event any dispute arises out of the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement, (ii) agreed that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agreed that it will not bring any action relating to the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement in any court other than as provided in the Merger Agreement, (iv) agreed that service of process or summons by registered mail addressed to them at their respective addresses will be effective service of process against them for any such proceeding brought in any such court, (v) agreed to waive, to the fullest extent permitted by applicable law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such proceeding in any such court, and (vi) agreed that a final and non-appealable judgment in any such proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

Amendment

Prior to the effective time of the Merger, the Merger Agreement may be amended by Denbury or Penn Virginia at any time before or after receipt of approval of the Denbury Issuance Proposal and the Denbury Charter Amendment Proposal by Denbury stockholders or approval of the Penn Virginia Merger Proposal by Penn Virginia shareholders. However, after receipt of approval of the Denbury Stock Issuance and Denbury Charter Amendment from the Denbury stockholders, there may be made no amendment that by law requires further approval by the Denbury stockholders without the further approval of such stockholders, and after receipt of approval of the Penn Virginia Merger Proposal, there may be made no amendment that by law requires further approval by Penn Virginia shareholders without the further approval of such shareholders.

Governing Law

The Merger Agreement (other than certain financing related provisions) is governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under any applicable principles of conflicts of laws of the State of Delaware, except to the extent that the VSCA is mandatorily applicable to any provision of the Merger Agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS

The following is a general discussion of the material U.S. federal income tax consequences of the Integrated Mergers to U.S. holders (as defined below) of Penn Virginia Common Stock that exchange their Penn Virginia Common Stock for Merger Consideration in the Merger. This discussion is limited to U.S. holders who hold their Penn Virginia Common Stock as a “capital asset” (generally, property held for investment). The discussion is based on current provisions of the Code, its legislative history, U.S. Treasury Regulations promulgated under the Code, judicial interpretations thereof and administrative rulings and published positions of the Internal Revenue Service (the “IRS”), each as in effect as of the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Penn Virginia Common Stock that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury Regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Penn Virginia Common Stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, persons that, for U.S. federal income tax purposes, are treated as a partner in a partnership holding Penn Virginia Common Stock should consult their tax advisors regarding the U.S. federal income tax consequences of the Integrated Mergers to them.

This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder of Penn Virginia Common Stock in light of that U.S. holder’s particular circumstances or to a U.S. holder subject to special rules under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies; traders in securities that elect to apply a mark-to-market method of accounting; banks and certain other financial institutions; insurance companies; mutual funds; tax-exempt organizations; holders subject to the alternative minimum tax; partnerships, S corporations or other pass-through entities (or investors in such partnerships, S corporations or such other passthrough entities); regulated investment companies; real estate investment trusts; certain former citizens or long-term residents of the United States; holders whose functional currency is not the U.S. dollar; holders who hold shares of Penn Virginia Common Stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment; holders who acquired Penn Virginia Common Stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation; or holders who actually or constructively own more than 5% of Penn Virginia Common Stock). This discussion does not address any considerations under U.S. federal tax laws other than those pertaining to the income tax, nor does it address any considerations under the Medicare tax on certain net investment income or any state, local or non-U.S. tax laws. Furthermore, except as noted in the paragraph below, it does not address any tax consequences to holders of Penn Virginia Common Stock who are not U.S. holders.

The actual tax consequences of the Integrated Mergers to a holder of Penn Virginia Common Stock may be complex and will depend on such holder’s specific situation and on factors that are not within Denbury’s or Penn Virginia’s control. Holders of Penn Virginia Common Stock should consult their tax advisors with respect to the particular tax consequences to them of the Integrated Mergers, including the applicability and effect of any U.S. federal, U.S. state or local or non-U.S. tax laws or any applicable tax treaty. Holders of Penn Virginia Common Stock that are not U.S. holders should consult their tax advisors regarding the possibility that, in the event the applicable withholding agent is unable to determine whether any cash consideration paid in the Merger should be treated as a dividend for applicable U.S. federal income tax purposes, such withholding agent may withhold U.S. federal tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the entire amount of cash consideration payable to such non-U.S. holder in the Merger.

Treatment of the Integrated Mergers

Denbury and Penn Virginia intend for the Integrated Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to each of Denbury’s and Penn Virginia’s obligation to complete such mergers that it receive a written opinion from its counsel, Vinson & Elkins and Skadden, respectively, to the effect that the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on representations made by Denbury and Penn Virginia and on customary factual assumptions, as well as certain covenants and undertakings of Denbury and Penn Virginia. If any of such representations, assumptions, covenants or undertakings is or becomes incorrect, incomplete, inaccurate or is violated, the validity of the opinions described above may be affected and the U.S. federal income tax consequences of the Integrated Mergers could differ materially from those described below. In addition, neither of the opinions described above will be binding on the IRS or any court. Denbury and Penn Virginia have not sought and will not seek any ruling from the IRS regarding any matters relating to the Integrated Mergers. There can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. The following assumes the receipt and accuracy of the above-described opinions.

U.S. Federal Income Tax Consequences of the Integrated Mergers to U.S. Holders

The U.S. federal income tax consequences of the Integrated Mergers to a U.S. holder generally will depend on whether such U.S. holder exchanges its Penn Virginia Common Stock for cash consideration, stock consideration or a combination of cash consideration and stock consideration.

U.S. Holders Who Receive Solely Cash

A U.S. holder who receives solely cash consideration in exchange for Penn Virginia Common Stock in the Merger generally will recognize gain or loss in an amount equal to the difference, if any, between (1) the amount of cash received and (2) such U.S. holder’s adjusted tax basis in the shares of Penn Virginia Common Stock surrendered. Subject to the discussion below under “—Possible Dividend Treatment,” any such gain or loss generally will be long-term capital gain or loss if, as of the effective date of the Merger, the U.S. holder’s holding period in the Penn Virginia Common Stock surrendered is more than one year. The deductibility of capital losses is subject to limitations.

U.S. holders electing to receive only cash in the Merger may be subject to proration (see the discussion under “The Merger—Proration and Adjustment Procedures” beginning on page 81), which may result in the receipt of a portion of the Merger Consideration in Denbury Common Stock in addition to cash. See the discussion under “—U.S. Holders Who Receive a Combination of Shares of Denbury Common Stock and Cash” for a general description of the material U.S. federal income tax consequences to U.S. holders of the receipt of Denbury Common Stock and cash.

U.S. Holders Who Receive Solely Shares of Denbury Common Stock

A U.S. holder who receives solely shares of Denbury Common Stock in exchange for Penn Virginia Common Stock in the Merger generally will not recognize any gain or loss, except with respect to cash received in lieu of a fractional share of Denbury Common Stock (as discussed below in the section titled “—Receipt of Cash Upon the Deemed Sale of a Fractional Share”). Each U.S. holder will have an aggregate tax basis in the shares of Denbury Common Stock received in the Merger (including any fractional shares deemed received and redeemed for cash as discussed below) equal to such U.S. holder’s aggregate adjusted tax basis in the shares of Penn Virginia Common Stock surrendered in the Merger and a holding period for the shares of Denbury Common Stock received in the Merger (including any fractional shares deemed received and redeemed for cash as discussed below) that includes the holding period of the shares of Penn Virginia Common Stock surrendered in the Merger. If a U.S. holder has differing tax bases and/or holding periods in respect of its shares of Penn Virginia Common Stock, such U.S. holder should consult its tax advisor with respect to the determination of the tax bases and holding periods of the shares of Denbury Common Stock received in the Merger.

U.S. holders electing to receive only Denbury Common Stock in the Merger may be subject to proration (see the discussion under “The Merger—Proration and Adjustment Procedures”), which may result in the receipt of a portion of the Merger Consideration in cash in addition to Denbury Common Stock. See the discussion under “—U.S. Holders Who Receive a Combination of Shares of Denbury Common Stock and Cash” for a general description of the material U.S. federal income tax consequences to U.S. holders of the receipt of Denbury Common Stock and cash.

U.S. Holders Who Receive a Combination of Shares of Denbury Common Stock and Cash

A U.S. holder who receives a combination of shares of Denbury Common Stock and cash (other than cash in lieu of a fractional share of Denbury Common Stock) in exchange for Penn Virginia Common Stock in the Merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Denbury Common Stock and cash received by the U.S. holder exceeds such U.S. holder’s adjusted tax basis in its shares of Penn Virginia Common Stock surrendered and (ii) the amount of cash received by such U.S. holder (in each case excluding any cash received in lieu of fractional shares of Denbury Common Stock, which will be treated as discussed below). Subject to the discussion below under “—Possible Dividend Treatment,” any recognized gain generally will be long-term capital gain if, as of the effective date of the Merger, the U.S. holder’s holding period with respect to the shares of Penn Virginia Common Stock surrendered is more than one year.

Each U.S. holder will have an aggregate tax basis in the shares of Denbury Common Stock received in the Merger (including any fractional shares deemed received and redeemed for cash, as discussed below) equal to such U.S. holder’s aggregate adjusted tax basis in the shares of Penn Virginia Common Stock surrendered in the Merger, (i) decreased by the amount of cash received (excluding any cash received in lieu of fractional shares of Denbury Common Stock), and (ii) increased by the amount of gain recognized with respect to the exchange (regardless of whether such gain is classified as capital gain or dividend income, as discussed below, but excluding any gain recognized with respect to any fractional shares of Denbury Common Stock for which cash is received, as discussed below). Each U.S. holder will have a holding period for the shares of Denbury Common Stock received in the Merger (including any fractional shares deemed received and redeemed for cash as discussed below) that includes the holding period of the shares of Penn Virginia Common Stock surrendered in the Merger.

If a U.S. holder acquired different blocks of shares of Penn Virginia Common Stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of shares of Penn Virginia Common Stock and such U.S. holder’s basis and holding period in its shares of Denbury Common Stock may be determined with reference to each block of shares of Penn Virginia Common Stock. Any such U.S. holder should consult its tax advisor regarding the manner in which cash and shares of Denbury Common Stock received in the Merger should be allocated among different blocks of shares of Penn Virginia Common Stock and with respect to identifying the bases and holding periods of the particular shares of Denbury Common Stock received.

Receipt of Cash Upon the Deemed Sale of a Fractional Share

A U.S. holder who receives cash in lieu of a fractional share of Denbury Common Stock generally will be treated as having received such fractional share pursuant to the Merger and then as having sold such fractional share to Denbury for cash. As a result, such U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocated to such fractional share of Denbury Common Stock (as described above). Subject to the discussion below under “—Possible Dividend Treatment,” such gain or loss generally will be long-term capital gain or loss if, as of the effective date of the Merger, the U.S. holder’s holding period for such fractional share (as described above) is more than one year. The deductibility of capital losses is subject to limitation.

Possible Dividend Treatment

In some cases described above, if a U.S. holder actually or constructively owns Denbury Common Stock after the Integrated Mergers, the gain recognized by such U.S. holder could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such U.S. holder may have dividend income up to the amount of the cash received. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a U.S. holder, including the application of certain constructive ownership rules, U.S. holders should consult their tax advisors regarding the potential tax consequences of the Integrated Mergers to them.

Backup Withholding and Information Reporting

Payments of cash to a U.S. holder of Penn Virginia Common Stock in connection with the Merger generally will be subject to information reporting and may, under certain circumstances, be subject to backup withholding, unless the U.S. holder provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is timely furnished to the IRS.

The preceding discussion is intended only as a summary of the material U.S. federal income tax consequences of the Integrated Mergers. It is not a complete analysis or discussion of all potential tax effects that may be important to a particular U.S. holder. All holders of Penn Virginia Common Stock are strongly encouraged to consult their tax advisors as to the specific tax consequences of the Integrated Mergers to them, including tax reporting requirements, and the applicability and effect of any federal, state, local and non-U.S. tax laws.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial information is based on the historical consolidated financial statements of Denbury Resources Inc. (“Denbury”) and Penn Virginia Corporation (“Penn Virginia”), adjusted to reflect the proposed acquisition of Penn Virginia by Denbury and the related financing transactions.

The unaudited pro forma combined balance sheet gives effect to the acquisition of Penn Virginia by Denbury and the related financing transactions, as if they had occurred on September 30, 2018. The unaudited pro forma combined statements of operations combine the results of operations of Denbury and Penn Virginia for the year ended December 31, 2017 and the nine months ended September 30, 2018. The unaudited pro forma combined statements of operations give effect to the following events as if they had occurred on January 1, 2017:

•

Denbury’s acquisition of Penn Virginia. The acquisition of Penn Virginia will be accounted for using the acquisition method of accounting. The unaudited pro forma combined financial information reflects the allocation of (1) the fair value of the consideration transferred and (2) the fair value of the underlying assets acquired and liabilities assumed of Penn Virginia based upon their estimated fair values;

•

Borrowings under Denbury’s newly committed $1.2 billion senior secured bank credit facility (approximately $411.8 million) and $400 million senior secured second lien bridge financing (approximately $400.0 million). The newly committed credit facility and bridge facility borrowings and proceeds will be used as follows:

•	fund the aggregate cash consideration of $400.0 million to Penn Virginia shareholders upon conversion of their Penn Virginia Common Stock;

•	repay a portion of Penn Virginia’s credit facility ($282.5 million) and second lien term loan ($200.0 million); and

•	pay debt and equity issuance costs (approximately $22.6 million) and transaction expenses (approximately $23.4 million) related to the acquisition.

•	Adjustments to conform the classification of revenues and expenses in Penn Virginia’s historical statements of operations to Denbury’s classification of similar revenues and expenses; and

•	Estimated tax impact of pro forma adjustments.

The unaudited pro forma combined statements of operations exclude the impact of nonrecurring expenses Denbury and Penn Virginia will incur as a result of the acquisition and related financings, primarily non-capitalizable banking and legal fees.

The unaudited pro forma combined financial information should be read in conjunction with the respective Form 10-K of Denbury and Penn Virginia for the year ended December 31, 2017, the respective Form 10-Q of Denbury and Penn Virginia for the quarter ended September 30, 2018 and other information that both companies have filed with the SEC and incorporated by reference into this joint proxy statement/prospectus.

The unaudited pro forma combined financial information is for informational purposes only and is not intended to represent or to be indicative of the combined results of operations or financial position that Denbury or the pro forma combined company would have reported had the Penn Virginia acquisition been completed as of the dates set forth in this unaudited pro forma combined financial information and should not be taken as indicative of Denbury’s future combined results of operations or financial position. The actual results may differ significantly from those reflected in the unaudited pro forma combined financial information for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the unaudited pro forma combined financial information and actual results.

Unaudited Pro Forma Combined

Balance Sheet as of September 30, 2018

(In thousands, except per share data)

	Denbury Historical	Penn Virginia Historical	Pro Forma Adjustments (Note 2)		Denbury Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$66,711	$8,011	$(74,722)	(a)	$—
Trade, accrued production and other receivables, net	206,970	72,045	—		279,015
Other current assets	14,504	7,446	(6,467)	(b)	15,483

Total current assets	288,185	87,502	(81,189)		294,498

Property and equipment
Oil and natural gas properties (using full cost accounting)
Proved properties	10,977,038	864,426	488,723	(c)	12,336,654
			6,467	(b)
Unevaluated properties	976,378	132,576	(40,595)	(c)	1,068,359
CO2 properties	1,194,133	—	—		1,194,133
Pipelines and plants	2,299,699	—	—		2,299,699
Other property and equipment	286,443	18,701	(7,534)	(c)	297,610
Less accumulated depletion, depreciation, amortization and impairment	(11,477,873)	(156,937)	156,937	(c)	(11,477,873)

Net property and equipment	4,255,818	858,766	603,998		5,718,582
Long-term deferred tax asset, net	—	4,790	(4,790)	(c)	—
Other assets	100,014	2,578	(2,578)	(c)	112,407
			12,393	(d)

Total assets	$4,644,017	$953,636	$527,834		$6,125,487

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$201,373	$84,250	$—		$285,623
Oil and gas production payable	72,824	27,712	—		100,536
Derivative liabilities	125,354	80,641	—		205,995
Current maturities of long-term debt	126,884	—	—		126,884

Total current liabilities	526,435	192,603	—		719,038

Long-term liabilities
Long-term debt, net of current portion	2,693,424	472,344	385,434	(e)	3,540,952
			(10,250)	(d)
Asset retirement obligations	174,761	3,811	—		178,572
Derivative liabilities	13,570	37,570	—		51,140
Deferred tax liabilities, net	249,264	—	19,150	(c)	268,414
Other liabilities	23,379	1,400	—		24,779

Total long-term liabilities	3,154,398	515,125	394,334		4,063,857
Equity
Equity	963,184	245,908	(245,908)	(f)	1,342,592
			402,765	(g)
			(23,357)	(h)

Total equity	963,184	245,908	133,500		1,342,592

Total liabilities and equity	$4,644,017	$953,636	$527,834		$6,125,487

Unaudited Pro Forma Combined

Statement of Operations for the Nine Months Ended September 30, 2018

(In thousands, except per share data)

	Denbury Historical	Penn Virginia Historical	Pro Forma Adjustments (Note 3)		Denbury Pro Forma Combined
Revenues and other income
Oil, natural gas, and related product sales	$1,095,214	$—	$314,958	(a)	$1,410,172
CO2 sales and transportation fees	22,416	—	—		22,416
Other income	17,640	937	248	(a)	18,825
Crude oil	—	290,033	(290,033)	(a)	—
Natural gas liquids	—	14,455	(14,455)	(a)	—
Natural gas	—	10,470	(10,470)	(a)	—
Gain on sales of assets, net	—	81	(81)	(a)	—

Total revenues and other income	1,135,270	315,976	167		1,451,413

Expenses
Lease operating expenses	361,267	25,924	—		387,191
Marketing and plant operating expenses	36,400	—	12,861	(a)	49,261
CO2 discovery and operating expenses	1,670	—	—		1,670
Taxes other than income	81,897	—	17,039	(a)	98,936
General and administrative expenses	61,223	17,948	—		79,171
Interest, net of amounts capitalized	51,974	18,073	19,987	(b)	90,034
Depletion, depreciation, and amortization	156,711	88,370	33,216	(c)	278,297
Commodity derivatives expense	189,601	111,725	—		301,326
Other expenses	7,241	—	—		7,241
Gathering, processing and transportation	—	12,861	(12,861)	(a)	—
Production and ad valorem taxes	—	17,039	(17,039)	(a)	—
Other expense (income), net	—	(167)	167	(a)	—

Total expenses	947,984	291,773	53,370		1,293,127

Income (loss) before income taxes	187,286	24,203	(53,203)		158,286
Income tax provision (benefit)	39,067	153	(13,301)	(d)	25,919

Net income (loss)	$148,219	$24,050	$(39,902)		$132,367

Net income per common share
Basic	$0.35				$0.21
Diluted	$0.33				$0.20
Weighted average common shares outstanding
Basic	426,036		191,784	(e)	617,820
Diluted	455,934		191,784	(e)	647,718

Unaudited Pro Forma Combined

Statement of Operations for the Year Ended December 31, 2017

(In thousands, except per share data)

	Denbury Historical	Penn Virginia Historical	Pro Forma Adjustments (Note 3)		Denbury Pro Forma Combined
Revenues and other income
Oil, natural gas, and related product sales	$1,089,666	$—	$159,469	(a)	$1,249,135
CO2 sales and transportation fees	26,182	—	—		26,182
Other income	13,938	621	83	(a)	14,642
Crude oil	—	140,886	(140,886)	(a)	—
Natural gas liquids	—	10,066	(10,066)	(a)	—
Natural gas	—	8,517	(8,517)	(a)	—
Gain (loss) on sales of assets, net	—	(36)	36	(a)	—

Total revenues and other income	1,129,786	160,054	119		1,289,959

Expenses
Lease operating expenses	447,799	21,784	—		469,583
Marketing and plant operating expenses	51,820	—	10,734	(a)	62,554
CO2 discovery and operating expenses	3,099	—	—		3,099
Taxes other than income	87,207	—	8,814	(a)	96,021
General and administrative expenses	101,806	18,262	—		120,068
Interest, net of amounts capitalized	99,263	6,392	52,751	(b)	158,406
Depletion, depreciation, and amortization	207,713	48,649	86,393	(c)	342,755
Commodity derivatives expense	77,576	17,819	—		95,395
Other expenses	7,003	—	—		7,003
Gathering, processing and transportation	—	10,734	(10,734)	(a)	—
Production and ad valorem taxes	—	8,814	(8,814)	(a)	—
Other expense (income), net	—	(119)	119	(a)	—

Total expenses	1,083,286	132,335	139,263		1,354,884

Income (loss) before income taxes	46,500	27,719	(139,144)		(64,925)
Income tax benefit	(116,652)	(4,943)	(52,875)	(d)	(174,470)

Net income (loss)	$163,152	$32,662	$(86,269)		$109,545

Net income per common share
Basic	$0.42				$0.19
Diluted	$0.41				$0.19
Weighted average common shares outstanding
Basic	390,928		191,784	(e)	582,712
Diluted	395,921		191,784	(e)	587,705

Note 1. Basis of Presentation

On October 28, 2018, Denbury and Penn Virginia entered the Merger Agreement pursuant to which Denbury will acquire Penn Virginia in a stock and cash transaction valued (based upon Denbury’s per share closing price on the NYSE on October 26, 2018) at approximately $1.7 billion, including the assumption of Penn Virginia debt.

On the terms and subject to the conditions set forth in the Merger Agreement, each share of Penn Virginia Common Stock issued and outstanding immediately prior to the merger effective time (other than as described in the Merger Agreement) shall be converted into the right to receive, at the election of the holder of such share of Penn Virginia Common Stock, either, (i) $25.86 in cash without interest and 12.4 shares of Denbury Common Stock (the Mixed Election Consideration), (ii) $79.80 in cash without interest (the Cash Election Consideration), or (iii) 18.3454 shares of Denbury Common Stock (the Stock Election Consideration). The Cash Election Consideration and the Stock Election Consideration will be subject to proration to ensure that the total amount of cash paid to holders of Penn Virginia Common Stock is equal to $400 million. Based on the closing price of Denbury Common Stock on October 26, 2018, the overall mix of consideration to be received by Penn Virginia shareholders was expected to be approximately 68% Denbury Common Stock (approximately 191.8 million shares of Denbury Common Stock) and approximately 32% cash ($400 million cash) in the aggregate. Upon closing of the Merger, Denbury stockholders are expected to own approximately 71% of the outstanding equity of the combined company, and Penn Virginia shareholders are expected to own approximately 29%.

In connection with the Merger Agreement, Denbury received the commitment letter from JPMorgan Chase Bank, N.A., subject to certain funding conditions, for a proposed new $1.2 billion senior secured revolving credit facility with a maturity date of December 9, 2021 and a $400 million senior secured second lien bridge facility that will be available to the extent Denbury does not secure alternate financing prior to the end of the bridge takedown period. The two new debt financings will be used to fully or partially fund the $400 million cash portion of the consideration in the Merger, potentially retire and replace Penn Virginia’s $200 million second lien term loan, replace Penn Virginia’s existing bank credit facility, which had $283 million drawn and outstanding as of September 30, 2018, and pay fees and expenses. The unaudited pro forma combined financial information assumes that only a portion of the senior secured revolving credit facility and bridge facility have been drawn upon to effect the transaction described herein.

Penn Virginia’s second lien term loan has a prepayment premium in the event of a change in control of 102%, which requires Denbury to repay the loan at 102% of par value within a specified period after consummation of the merger.

Proceeds from Denbury’s borrowings under the new senior secured revolving credit facility and senior secured second lien bridge loan will be used as follows:

In thousands
Sources:
Cash on hand (1)	$74,722
Bridge Facility Borrowings (2)	400,000
Newly Committed Credit Facility Borrowings (3)	457,778

Total sources of cash	932,500

Uses:
Fund cash portion of purchase price (4)	$400,000
Repay Penn Virginia’s credit facility	282,500
Repay Penn Virginia’s second lien term notes	204,000
Pay debt, equity, and transaction costs	46,000

Total uses of cash	$932,500

(1)	Represents cash and cash equivalents balances of $66.7 and $8.0 million for Denbury and Penn Virginia, respectively, as of September 30, 2018.

(2)	The bridge facility will be a $400 million facility.
(3)	The Newly Committed Credit Facility will be a $1.2 billion facility.
(4)	Represents cash consideration to Penn Virginia shareholders of $400 million.

The accompanying unaudited pro forma combined balance sheet at September 30, 2018 has been prepared to give effect to the merger and the related financing transactions as if they had occurred on September 30, 2018 and the unaudited pro forma combined statements of operations have been prepared to give effect to the merger and the related financing transactions as if they had occurred on January 1, 2017.

Note 2. Unaudited Pro forma Combined Balance Sheet

The acquisition of Penn Virginia will be accounted for using the acquisition method of accounting. Denbury will receive carryover tax basis in Penn Virginia’s assets and liabilities because the Integrated Mergers will be a tax-deferred transaction under the Code. The sum of the estimated fair value of consideration transferred was allocated based on a preliminary assessment of the estimated fair value of the assets acquired and liabilities assumed at September 30, 2018 using currently available information. Denbury expects to finalize the determination and allocation of the purchase consideration as soon as practicable after completion of the proposed acquisition. The final value of the purchase consideration and purchase price allocation and the resulting effect on results of operations and financial position may significantly differ from the pro forma amounts included herein.

The purchase price allocation is preliminary and is subject to change due to several factors, including:

•	changes in the estimated fair value of the stock consideration transferred depending on its estimated fair value at the date of closing (i.e., last trading price);

•

changes in the estimated fair values of Penn Virginia’s assets and liabilities as of the acquisition date, which could result from changes in NYMEX oil and natural gas futures, changes in reserve estimates as well as other changes; and

•	the tax basis of Penn Virginia’s assets and liabilities at the acquisition date.

The consideration to be transferred, fair value of assets acquired and liabilities assumed was calculated as follows:

In thousands
Pro forma consideration
Fair value of Denbury Common Stock to be issued (1)	$402,765
Assumption of Penn Virginia debt	486,500
Cash payment to Penn Virginia shareholders (2)	400,000

Pro forma consideration	$1,289,265

Add: fair value of liabilities assumed
Accounts payable and accrued liabilities	$84,250
Oil and gas production payable	27,712
Current derivative liabilities	80,641
Asset retirement obligation	3,811
Deferred tax liability	19,150
Long-term derivative liabilities	37,570
Other liabilities	1,400

Amount attributable to liabilities assumed	$254,534

In thousands
Less: fair value of assets acquired
Cash	$8,011
Accounts receivable	72,045
Other current assets	979
Oil and gas properties—proved	1,359,616
Oil and gas properties—unproved	91,981
Other property and equipment	11,167

Amount attributable to assets acquired	$1,543,799

(1)	Represents 191.8 million Denbury common shares at $2.10 per share (closing price as of December 11, 2018).

From the date prior to the initial public announcement of the Merger to December 11, 2018, the preliminary value of Denbury’s purchase consideration to be transferred has decreased approximately $432 million as a result of the decrease in the price of Denbury Common Stock from $4.35 to $2.10. The final value of Denbury’s purchase consideration will be determined based on the actual number of shares of Denbury Common Stock issued and the market price of Denbury Common Stock on the closing date of the Merger. A ten percent increase or decrease in the closing price of Denbury Common Stock, as compared to the December 11, 2018 closing price of $2.10, would increase or decrease the purchase price by approximately $40 million, assuming all other factors are held constant.

(2)	Total amount of cash consideration payable to Penn Virginia shareholders under the Merger Agreement.

Pro Forma Adjustments to the Unaudited Pro Forma Combined Balance Sheet

(a)

Represents payment of debt and equity issuance costs (approximately $22.6 million) and transaction expenses (approximately $23.4 million) related to the acquisition and a portion of the consideration from the combined cash on hand.

(b)	Represents reclassifications of Penn Virginia’s balance sheet line items to conform to Denbury’s presentation.

(c)	Represents pro forma adjustments to:

•	allocate the sum of the estimated fair value of consideration transferred and the estimated fair value of assets acquired and liabilities assumed;

•	eliminate Penn Virginia’s historical accumulated depreciation, depletion and amortization balances;

•	eliminate deferred financing costs on Penn Virginia’s long-term debt of $2.6 million from “Other assets”;

•

record an increase in deferred tax liabilities primarily resulting from fair value adjustments to Penn Virginia’s oil and natural gas properties. Denbury will receive carryover tax basis in Penn Virginia’s assets and liabilities because the Integrated Mergers will be a tax-deferred transaction under the Code; and

•	reclassify certain of Penn Virginia’s line items to conform to Denbury’s presentation.

(d)	Represents the new deferred financing costs attributable to the Newly Committed Credit Facility and the Bridge Facility.

(e)

Represents the incremental borrowings under the Newly Committed Credit Facility and Bridge Facility required after repayment of Penn Virginia’s credit facility ($282.5 million) and Penn Virginia’s second lien term loan assuming a prepayment premium of 102% ($204.0 million) and related costs of the transaction. Denbury’s pro forma debt will consist of the following:

In thousands
New Financing
Bridge Facility ($400 million facility)	$400,000
Newly Committed Credit Facility Borrowings ($1.2 billion facility)	457,778

Total new financing	$857,778
Denbury’s Existing Debt
9% Senior Secured Second Lien Notes due 2021	$614,919
9 1⁄4% Senior Secured Second Lien Notes due 2022	455,668
7 1⁄2% Senior Secured Second Lien Notes due 2024	450,000
6 3⁄8% Senior Subordinated Notes due 2021	203,545
5 1⁄2% Senior Subordinated Notes due 2022	314,662
4 5⁄8% Senior Subordinated Notes due 2023	307,978
Pipeline financings	183,428
Capital lease obligations	11,290

Denbury’s existing debt	$2,541,490

Total combined debt	$3,399,268
Less current obligations	(126,884)
Future interest payable (1)	292,590
Debt issuance costs	(24,022)

Pro forma combined long-term debt	$3,540,952

(1)

Future interest payable represents most of the interest due over the terms of our 9% Senior Secured Second Lien Notes due 2021 (the “2021 Senior Secured Notes”), 9 1⁄4% Senior Secured Second Lien Notes due 2022 (the “2022 Senior Secured Notes”) and has been accounted for as debt in accordance with FASC 470-60, Troubled Debt Restructuring by Debtors. Our current maturities of long-term debt as of September 30, 2018 include $102.2 million of future interest payable related to the 2021 Senior Secured Notes and 2022 Senior Secured Notes that is due within the next 12 months.

(f)	Represents the elimination of Penn Virginia’s historical stockholders’ equity in connection with the acquisition method of accounting.

(g)	Represents the increase in Denbury’s common stock resulting from the issuance of Denbury shares to Penn Virginia shareholders to effect the acquisition as follows:

In thousands, except per share amounts
Denbury common stock issued	191,784
Price of Denbury stock on December 11, 2018	$2.10

Fair value of common stock issued	$402,765

(h)

Represents the estimated $23.4 million of transaction costs incurred by Denbury and Penn Virginia not reflected in the September 30, 2018 balance sheets, including estimated banking, legal and accounting fees that are not capitalizable as part of the transaction. These costs are reflected in the unaudited pro forma balance sheet as a reduction of equity as the costs will be expensed by Denbury at the acquisition date.

Note 3. Unaudited Pro Forma Combined Statement of Operations

(a)	Represents reclassifications of Penn Virginia’s revenue and expense line items to conform to Denbury’s presentation. The reclassifications include:

•	“Oil, natural gas, and related product sales” increased due to the reclassification of revenues previously classified separately on Penn Virginia’s historical statement of operations;

•

“Other income” increased due to the reclassification of income previously classified as a “Gain (loss) on sales of assets, net” and “Other expense (income)” on Penn Virginia’s historical statement of operations;

•

“Marketing and plant operating expenses” increased due to the reclassification of expenses previously classified as “Gathering, processing and transportation” on Penn Virginia’s historical statement of operations; and

•

“Taxes other than income” increased due to the reclassification of production and ad valorem taxes which were previously classified as “Production and ad valorem taxes” on Penn Virginia’s historical statement of operations.

(b)	Represents the adjustment to historical interest expense on debt to be retired and interest expense on the Newly Committed Credit Facility and Bridge Facility as follows:

In thousands	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Decrease in interest due to paydown of:
Penn Virginia credit facility	$(9,031)	$(2,481)
Penn Virginia second lien term loans	(13,969)	(4,520)
Increase in interest due to:
Denbury’s Newly Committed Credit Facility	18,263	24,351
Denbury’s Bridge Facility	23,015	30,687

Pro forma increase to cash interest expense:	$18,278	$48,037

Decrease in amortization of deferred financing costs due to paydown of:
Penn Virginia credit facility	$(987)	$(1,635)
Penn Virginia second lien term loans	(1,017)	(326)

Increase in amortization of deferred financing costs due to:
Denbury’s Newly Committed Credit Facility	2,909	3,879
Denbury’s Bridge Facility	1,098	1,464

Pro forma increase to noncash interest expense	$2,003	$3,382
Pro forma increase (decrease) to capitalized interest	(294)	1,332

Pro forma increase to interest expense	$19,987	$52,751

Pro forma borrowings at September 30, 2018 under the Newly Committed Credit Facility are $457.8 million. Interest on the Newly Committed Credit Facility is variable at LIBOR plus 2.5%-3.5%. Pro forma interest expense under the Newly Committed Credit Facility assumes an interest rate of 4.96% which was calculated using LIBOR rates at December 11, 2018. Each 1/8% fluctuation in the credit facility interest rate would change pro forma interest expense by approximately $0.4 million and $0.5 million for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively.

Pro forma borrowings at September 30, 2018 under the Bridge Facility are $400 million. Interest on the Bridge Facility will initially accrue interest at the Eurodollar rate on the closing date of the acquisition plus 5.25%. Pro forma interest expense under the Bridge Facility was calculated using LIBOR rates at December 11, 2018 and assumes an interest rate of 7.67%. Each 1/8% fluctuation in the credit facility interest rate would change pro forma interest expense by approximately $0.4 million and $0.5 million for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively.

(c)

Represents the change in depreciation, depletion, and amortization primarily resulting from the recalculation of the combined entity’s depletion expense. Depreciation, depletion, and amortization was calculated using the unit of production method under the full cost method of accounting, and includes adjustments for (1) the increase in depreciation, depletion, and amortization reflecting the fair values and production volumes attributable to the acquired properties and (2) the revision to Denbury’s DD&A rate reflecting the proved reserve volumes acquired and future development costs associated with the acquisition. The pro forma DD&A rate was $9.37 per BOE and $9.23 per BOE for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively.

(d)

Represents the income tax effect for pro forma adjustments (a) – (d) at Denbury’s estimated combined statutory rate of 25% and 38% for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-merger activities.

(e)	Reflects Denbury Common Stock estimated to be issued to Penn Virginia shareholders.

Note 4. Supplemental Pro Forma Oil and Natural Gas Reserves Information

The following tables present the estimated pro forma combined net proved developed and undeveloped oil and natural gas reserves as of December 31, 2017, along with a summary of changes in the quantities of net remaining proved reserves during the year ended December 31, 2017. The pro forma reserve information set forth below gives effect to the merger as if the merger had been completed on January 1, 2017.

	Oil and Condensate (MBbls)
	Denbury Historical	Penn Virginia Historical	Pro Forma Adjustments (a)	Denbury Pro Forma Combined
Balance—December 31, 2016	247,103	36,611	6,765	290,479
Revisions of previous estimates	14,352	(5,735)	(2,071)	6,546
Extensions and discoveries		23,850	3,571	27,421
Improved recovery (b)	1,936	—	—	1,936
Production	(21,320)	(2,764)	(523)	(24,607)
Acquisition of minerals in place	10,554	3,867	1,122	15,543

Balance—December 31, 2017	252,625	55,829	8,864	317,318
Proved Developed Reserves
December 31, 2016	201,919	17,734	4,335	223,988
December 31, 2017	222,531	22,412	4,882	249,825
Proved Undeveloped Reserves
December 31, 2016	45,184	18,877	2,430	66,491
December 31, 2017	30,094	33,417	3,982	67,493

	NGLs (MBbls)
	Penn Virginia Historical	Pro Forma Adjustments (a)	Denbury Pro Forma Combined
Balance—December 31, 2016	6,765	(6,765)	—
Revisions of previous estimates	(2,071)	2,071	—
Extensions and discoveries	3,571	(3,571)	—
Improved recovery (b)	—	—	—
Production	(523)	523	—
Acquisition of minerals in place	1,122	(1,122)	—

Balance—December 31, 2017	8,864	(8,864)	—
Proved Developed Reserves
December 31, 2016	4,335	(4,335)	—
December 31, 2017	4,882	(4,882)	—
Proved Undeveloped Reserves
December 31, 2016	2,430	(2,430)	—
December 31, 2017	3,982	(3,982)	—

	Natural Gas (MMcf)
	Denbury Historical	Penn Virginia Historical	Denbury Pro Forma Combined
Balance—December 31, 2016	44,315	36,682	80,997
Revisions of previous estimates	2,541	(10,468)	7,927
Extensions and discoveries		16,840	16,840
Improved recovery (b)	—	—	—
Production	(4,135)	(2,949)	(7,084)
Acquisition of minerals in place	—	7,162	7,162

Balance—December 31, 2017	42,721	47,267	89,988
Proved Developed Reserves
December 31, 2016	43,955	24,899	68,854
December 31, 2017	42,435	27,229	69,664
Proved Undeveloped Reserves
December 31, 2016	360	11,783	12,143
December 31, 2017	286	20,038	20,324

	Total Reserves (MBOE)
	Denbury Historical	Penn Virginia Historical	Denbury Pro Forma Combined
Balance—December 31, 2016	254,489	49,490	303,979
Revisions of previous estimates	14,775	(9,550)	5,225
Extensions and discoveries		30,228	30,228
Improved recovery (b)	1,936	—	1,936
Production	(22,009)	(3,779)	(25,788)
Acquisition of minerals in place	10,554	6,183	16,737

Balance—December 31, 2017	259,745	72,572	332,317
Proved Developed Reserves
December 31, 2016	209,245	26,219	235,464
December 31, 2017	229,603	31,832	261,435
Proved Undeveloped Reserves
December 31, 2016	45,244	23,271	68,515
December 31, 2017	30,142	40,740	70,882

(a)	Adjustment for conversion from three-stream to two-stream presentation.

(b)

Improved recovery reflects reserve additions that result from the application of secondary recovery methods such as water flooding, or tertiary recovery methods such as CO2 flooding. In order to recognize proved tertiary oil reserves, Denbury must either have an oil production response to CO2 injections or the field must be analogous to an existing tertiary flood. The magnitude of proved reserves that can be booked in any given year will depend on progress with new floods and the timing of the production response.

The pro forma standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves as of December 31, 2017 is as follows:

In thousands	Denbury Historical	Penn Virginia Historical	Denbury Pro Forma Combined
Future cash inflows	$12,421,620	$3,091,366	$15,512,986
Future production costs	(6,623,563)	(1,069,910)	(7,693,473)
Future development costs	(1,433,900)	(689,998)	(2,123,898)
Future income taxes	(528,767)	(84,350)	(613,117)

Future net cash flows	3,835,390	1,247,108	5,082,498
10% annual discount for estimated timing of cash flows	(1,602,961)	(656,624)	(2,259,585)
Standardized measure of discounted future net cash flows	$2,232,429	$590,484	$2,822,913

The changes in the pro forma standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves for the year ended December 31, 2017 are as follows:

In thousands	Denbury Historical	Penn Virginia Historical	Denbury Pro Forma Combined
Balance—December 31, 2016	$1,399,217	$317,550	$1,716,767
Sales of oil and natural gas produced, net of production costs	(523,049)	(118,137)	(641,186)
Net changes in prices and production costs	1,231,649	170,488	1,402,137
Extensions and discoveries		131,060	131,060
Improved recovery (a)	6,119	—	6,119
Previously estimated development costs incurred	89,238	74,880	164,118
Change in future development costs	39,926	30,692	70,618
Revisions of previous quantity estimates	—	(122,357)	(122,357)
Revisions due to timing and other	(71,141)	12,161	(58,980)
Accretion of discount	142,007	31,755	173,762
Acquisition of minerals in place	77,366	80,878	158,244
Net change in income taxes	(158,903)	(18,486)	(177,389)

Balance—December 31, 2017	$2,232,429	$590,484	$2,822,913

(a)	Improved recovery additions result from the application of secondary recovery methods such as water flooding or tertiary recovery methods such as CO2 flooding.

COMPARISON OF STOCKHOLDERS’ RIGHTS

Denbury is incorporated under the laws of the State of Delaware and, accordingly, the rights of Denbury’s stockholders are governed by the DGCL and Denbury’s certificate of incorporation and bylaws. Penn Virginia is incorporated under the laws of the Commonwealth of Virginia and, accordingly, the rights of Penn Virginia’s shareholders are currently governed by the VSCA and the Penn Virginia articles of incorporation and the Penn Virginia bylaws. Upon completion of the Merger, Penn Virginia’s shareholders may receive shares of Denbury Common Stock in exchange for their shares of Penn Virginia Common Stock pursuant to the terms of the Merger Agreement and may become Denbury stockholders. The rights of the former Penn Virginia shareholders who receive shares of Denbury Common Stock in connection with the Merger and Denbury stockholders will therefore be governed by the DGCL, by the Denbury certificate of incorporation and the Denbury bylaws.

The table below summarizes material differences between the rights of Penn Virginia’s shareholders and those of Denbury’s stockholders pursuant to the VSCA, the DGCL and their respective constitutive documents as they are currently in effect. While Penn Virginia and Denbury believe that the summary table includes the material differences between the rights of their respective shareholders prior to the Merger, this summary does not include a complete description of all the differences between the rights of Penn Virginia’s shareholders and those of Denbury’s stockholders, nor does it include a complete description of the specific rights of the respective shareholders discussed. The inclusion of differences in the rights in the table is not intended to indicate that all of such differences should necessarily be considered material by you or that other differences that you may consider equally important do not exist.

	Rights of Penn Virginia Shareholders	Rights of Denbury Stockholders

Authorized Capital Stock	Penn Virginia’s authorized capital stock consists of 45,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.	Denbury’s authorized capital stock consists of 600,000,000 shares of common stock (increasing to 984,000,000 shares assuming adoption of the Denbury Charter Amendment Proposal), par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.001 per share.

Outstanding Capital Stock	As of December 11, 2018, there were 15,073,776 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.	As of December 11, 2018, there were 460,417,254 shares of common stock issued and outstanding (excluding treasury shares) and no shares of preferred stock issued and outstanding.

Declaration of Dividends	Subject to the requirements of the VSCA, dividends upon the capital stock of Penn Virginia may be declared by the Penn Virginia board and may be paid in cash, in property or in shares of the capital stock, or in any combination thereof.	The Denbury bylaws provide that dividends upon shares, subject to the provisions of the certificate of incorporation, if any, may be declared by the Denbury board at any regular or special meeting, pursuant to applicable law. Dividends may be paid in cash, in property, or in shares, subject to the provisions of the certificate of incorporation.

Voting Rights	Penn Virginia shareholders are entitled to one vote for each share of Penn Virginia Common Stock they own.	Denbury stockholders are entitled to one vote for each share of Denbury Common Stock they own that has voting power.

Special Meeting of Shareholders	Penn Virginia’s bylaws provide that a special meeting of the shareholders may be called only by the Penn Virginia board, the chairman of the Penn Virginia board, or holders of a majority of the total voting power of all the shares of Penn Virginia entitled to vote generally in the election of directors.	The Denbury bylaws provide that special meetings of stockholders may be called only (i) by the Denbury board or (ii) by the secretary of Denbury, following his receipt of one or more proper demands by or on behalf of holders of record of shares representing, collectively, at least 25% of the aggregate voting power of the then outstanding shares.

Removal of Directors	A director may be removed from office, with or without cause, if the number of votes cast to remove the director constitutes a majority of the votes entitled to be cast at an election of directors.	The Denbury bylaws provide that unless otherwise restricted by the certificate of incorporation, the bylaws, or applicable law, any director or the entire Denbury board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote.

Board Vacancies	Any vacancies on the Penn Virginia board of directors, including a vacancy resulting from an increase in the number of directors, may be filled: (i) by the shareholders; (ii) by the Penn Virginia board; or (iii) if the directors remaining in office constitute fewer than a quorum, by an affirmative vote of the directors remaining in office.	Any vacancies on the Denbury board resulting from death, resignation, removal or other cause, shall only be filled by the affirmative vote of a majority of the remaining directors, even if there is less than a quorum. Newly created directorships resulting from any increase in the number of directors will be filled by the Denbury board, or if not so filled, by the stockholders.

Shareholder Proposals and Nominations of Candidates for Election to the Board of Directors

Penn Virginia’s bylaws provide that nominations for the election of directors may be made at an annual or special shareholder meeting called for the purpose of electing directors only (i) if specified in the notice of the meeting and (ii) made by (A) the Penn Virginia board or a duly authorized committee of the Penn Virginia board or (B) any shareholder of Penn Virginia who (1) is a shareholder of record on the date of the giving of the notice provided in the bylaws and on the record date for the determination of shareholders entitled to vote at such meeting and (2) complies with the notice procedures set forth in the bylaws.

To be timely, a shareholder’s notice shall be delivered to the secretary of Penn Virginia’s principal executive office no fewer than 90 nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, if no annual meeting was held the previous year or is called on

Nominations of persons for election to the Denbury board and the proposal of business to be considered by the stockholders may be made for consideration and voting at an annual meeting of stockholders only (A) pursuant to Denbury’s notice of meeting, (B) by or at the direction of the Denbury board, or (C) by any stockholder (x) who was a stockholder of record both at the time the notice is delivered to the secretary and on the record date for the determination of stockholders entitled to vote at the meeting; (y) who is entitled to vote at the meeting upon such election of directors or upon such business, as the case may be; and (z) who complies with the notice procedures set forth in the bylaws.

To be timely, a stockholder’s notice relating to an annual meeting must be delivered to, or mailed to and received by, the secretary at the principal executive offices not later than the close of business on the 90th day, and not earlier than the

	a date not within 30 days before the anniversary date, to be timely, shareholder notice must not be later than 10 days following the day on which notice of the annual meeting was provided. In the case of a special meeting for the purpose of electing directors, notice must be provided not less than 60 days prior to the meeting; provided however, if a notice of 70 days or less of the special meeting is given to the shareholders, to be timely, a shareholder notice must be no later than 10 days following the day on which notice was provided.	close of business on the 120th day, before the date of the one-year anniversary of the immediately preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before, or more than 30 days after, such anniversary date, notice by the stockholder must be so delivered, or mailed and received, not earlier than the close of business on the 120th day before such annual meeting and not later than the close of business on the later of the 90th day before such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Denbury. In no event shall the public announcement of an adjournment or postponement of an annual meeting of stockholders commence a new time period for the giving of a stockholder’s notice.

Stockholder Action by Written Consent	Any action that may be authorized or taken at a meeting of Penn Virginia’s shareholders may be authorized or taken without a meeting only by unanimous written consent of the shareholders who would be entitled to vote on the action.	The Denbury bylaws provide for stockholder action by written consent if such consent is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted.

Number of Directors

Penn Virginia’s articles of incorporation provide that the Penn Virginia board shall consist of a number more than one and that the number of directors may be changed from time to time by resolution of a majority of the Penn Virginia board.

Penn Virginia’s bylaws provide that the number of directors constituting the Penn Virginia board shall not be less than one nor more than 15 directors.

There are currently six directors serving on the Penn Virginia board.

Denbury’s certificate of incorporation provides that the number of directors which must constitute the whole Denbury board shall be fixed from time to time by the board.

The Denbury bylaws provide that the number of directors constituting the full Denbury board shall be not less than three nor more than 15 directors.

There are currently eight directors serving on the Denbury board.

Election of Directors	Penn Virginia’s bylaws provide that directors are elected by a plurality of the votes cast at any annual meeting or any special meeting of the shareholders properly called for the purpose of electing directors.	Denbury’s certificate of incorporation provides that at each election of directors, every stockholder entitled to vote at such election shall have the right to vote in person or by proxy the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote. No

No shareholder of Penn Virginia is entitled to cumulate votes on behalf of any candidate at any election of directors.

stockholder shall have the right to cumulate his votes in any election of directors.

The Denbury bylaws provide that each director to be elected will be elected by the vote of the majority of the votes cast; provided, however, that at any meeting at which directors are to be elected and at which a quorum is present, directors shall be elected by the vote of a plurality of votes if (i) Denbury receives a notice that a stockholder has nominated a person for election to the Denbury board in compliance with the advance notice requirements set forth in the bylaws, and (ii) the nomination has not been withdrawn by such stockholder on or prior to the 10th day preceding the date Denbury first mails its notice of meeting to stockholders.

The Denbury bylaws provide that directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting and until their successors are elected and qualified or until their earlier resignation or removal. At least two-thirds of the directors must be independent under the rules of the NYSE.

Limitation on Liability of Directors

Under the VSCA, to the extent provided in its articles of incorporation or its shareholder-approved bylaws, a corporation may eliminate a director’s or an officer’s personal liability for monetary damages in any proceeding brought by or in the right of the corporation or brought by or on behalf of shareholders, except for liability resulting from such director’s or officer’s willful misconduct or a knowing violation of criminal law or of any federal or state securities law.

Penn Virginia’s articles of incorporation provide that, to the fullest extent permitted by the VSCA, as it exists or as it may be amended, a director or officer will not be personally liable to Penn Virginia or its shareholders for monetary damages with respect to any transaction, occurrence or course of conduct, whether prior or subsequent to the date of the articles of incorporation.

Denbury’s certificate of incorporation provides that no director will be personally liable to Denbury or to its stockholders for monetary damages for breach of fiduciary duty as a director, provided that the certificate of incorporation does not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to Denbury or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, as it may be subsequently amended from time to time, or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

Under the VSCA, a corporation is permitted to indemnify its directors and officers in connection with certain actions, suits and proceedings brought against them if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful.

The VSCA requires such indemnification when a director or officer entirely prevails in the defense of any proceeding to which he or she was a party because he or she is or was a director or officer of the corporation.

The VSCA further provides that the corporation may make any other or further indemnity (including indemnity with respect to a proceeding by or in the right of the corporation), and may make additional provision for advances and reimbursement of expenses, if authorized by the corporation’s articles of incorporation or shareholder-adopted bylaws, except an indemnity against willful misconduct or a knowing violation of criminal law.

Penn Virginia’s articles of incorporation provide that, to the fullest extent permitted by the VSCA, Penn Virginia must indemnify any individual who is, was or is threatened to be made a party to a proceeding because such individual is or was a director or officer of Penn Virginia, or because such individual is or was serving Penn Virginia or any other legal entity in any capacity at the request of Penn Virginia, against all liabilities and reasonable expenses incurred in the proceeding.

Denbury’s certificate of incorporation provides that Denbury must, to the fullest extent permitted by law, indemnify any person threatened to be made or made a party to any action or proceeding by reason of the fact that the person is or was a director or officer of Denbury or served any other enterprise as a director, officer, employee or agent at the request of Denbury or any predecessor.

Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

The DGCL generally permits a Delaware corporation to indemnify directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement of any action or suit for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, which they had no reasonable cause to believe was unlawful; provided, that in an action by or in the right of the corporation such indemnification is limited to expenses (including attorneys’ fees).

Amendments to Certificate/Articles of Incorporation	The VSCA generally requires that any amendment to a corporation’s articles of incorporation be approved by each voting group entitled to vote on the proposed amendment by more than two-thirds of all the votes entitled to be cast by the voting group, unless the VSCA otherwise requires a greater vote or such corporation’s articles of incorporation	The DGCL provides that an amendment to a corporation’s certificate of incorporation must be adopted by the Denbury board through a resolution setting for the proposed amendment, declaring its advisability and either calling a special meeting of the stockholders or directing that the amendment proposed be considered at the next annual meeting of provide for a greater or lesser vote, or a vote by separate voting groups, so long as the vote provided for is not less than a majority of all the votes cast on the amendment by each voting group entitled to vote.

Penn Virginia’s articles of incorporation provide that the affirmative vote of the holders of at least 67% of the total voting power of all the shares entitled to vote generally in the election of directors will be required to amend, alter, change or repeal, or adopt any provision inconsistent with Article X of the articles of incorporation, which provides that, among other things, a director who is also an employee, officer or director of a shareholder does not have a duty to offer Penn Virginia the opportunity to participate in a corporate transaction of which it has knowledge except in certain specified instances.

the stockholders. At the meeting, the stockholders must approve the amendment by a majority of outstanding shares entitled to vote (and a majority of outstanding shares of each class entitled to vote, if any). Additionally, if the amendment adversely affects any class of shares, the stockholders holding a majority of the outstanding shares of such class must affirmatively vote to adopt the amendment.

Amendments to Bylaws

Under the VSCA, a corporation’s shareholders or board of directors may amend or repeal bylaws, except to the extent that the corporation’s articles of incorporation or the VSCA reserve the power exclusively to the shareholders.

Penn Virginia’s articles of incorporation provide that the Penn Virginia board is expressly authorized to make, repeal, alter, amend or rescind the bylaws by a majority vote at any regular or special meeting of the Penn Virginia board at which a quorum is present or by written consent, in accordance with the terms of the bylaws.

The Penn Virginia shareholders also have the power to make, repeal, alter, amend or rescind the bylaws, including the bylaws made by the Penn Virginia board, in accordance with the terms of the bylaws.

Penn Virginia’s bylaws provide that the Penn Virginia board is expressly authorized and empowered to amend and repeal the bylaws and adopt new bylaws, subject to the power of the shareholders of Penn Virginia to adopt, amend or repeal any of the bylaws, except for Section 3.12(b) (actions requiring two

Denbury’s certificate of incorporation provides that the Denbury board is expressly authorized to adopt, amend or repeal the bylaws, or adopt new bylaws, without any action on the part of the stockholders, except as may be otherwise provided by applicable law or the bylaws.

The Denbury bylaws provide that the bylaws may be altered, amended or repealed, or new bylaws may be adopted, by the affirmative vote of a majority of directors then in office, voting in favor thereof, at any meeting of the Denbury board, unless otherwise provided by the certificate of incorporation, the bylaws, or applicable law.

The Denbury stockholders also have the power to adopt, amend, or repeal any provisions of the bylaws by an affirmative vote of the majority of stockholders who have voting power.

thirds majority vote) of the bylaws, which may only be amended by the affirmative vote of two-thirds of the directors present at a meeting of the Penn Virginia board at which there is a quorum.

The affirmative vote of the holders of a majority of the total voting power of the shares of Penn Virginia entitled to vote generally in the election of directors, voting together as a single class, is required for the shareholders to alter, amend or repeal, or adopt any provision inconsistent with, the provisions of the bylaws.

Vote on Certain Fundamental Issues

The VSCA provides that, unless a corporation’s articles of incorporation provide for a higher or lower vote, certain significant corporate actions must be approved by the affirmative vote of the holders of more than two-thirds of the votes entitled to be cast on the matter. Corporate actions requiring a two-thirds vote include approvals of an amendment to a corporation’s articles of incorporation, plans of merger or exchange, sales of all or substantially all of the corporation’s assets other than in the ordinary course of business, conversions, domestications and plans of dissolution.

Penn Virginia’s articles of incorporation do not provide for a higher or lower vote.

Penn Virginia’s bylaws provide that the following actions may not be taken without the affirmative vote of two-thirds of the directors present at a meeting: (i) any merger, consolidation, reorganization or equity recapitalization; (ii) any sale, assignment, or other transfer of all or substantially all of the assets of Penn Virginia; (iii) any increase in the number of authorized shares of common stock or any issuance of preferred stock; (iv) any liquidation, dissolution, winding up or consenting to the entry of a decree or order appointing a trustee, custodian, receiver, liquidator, assignee or similar official.

The DGCL provides that to amend the articles of incorporation, the Denbury board must adopt a board resolution setting forth the amendment and declare its advisability, and either call a special stockholder meeting or declare that the amendment will be considered at the next annual meeting. An affirmative vote of the majority of the outstanding stock and a majority of each class entitled to a vote is required. The DGCL also requires an affirmative vote of the majority of stockholders if there is an increase in the aggregate number of authorized shares of any class of stock.

Anti-Takeover Provisions and Other Stockholder Protections

Under the VSCA anti-takeover provision regulating affiliated transactions, material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by the holders of at least two-thirds of the remaining voting shares. Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than five percent. For three years after a shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder without approval of two-thirds of the disinterested voting shares and a majority of the disinterested directors. The provisions of this statute do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder. The VSCA permits a corporation to opt out of the affiliated transactions statute by placing a statement to that effect in its articles of incorporation.

Penn Virginia has opted out of the application of the VSCA’s affiliated transactions provisions.

Under the VSCA control share acquisitions statute, shares acquired in an acquisition that would cause an acquiror’s voting strength to meet or exceed any of three specified thresholds (20%, 33 1⁄3% or 50%) have no voting rights unless (1) those rights are granted by a majority vote of all outstanding shares other than those held by the acquiror or any officer or employee director of the corporation or (2) the articles of incorporation or bylaws of the corporation provide that the provisions of the control share

Under Section 203 of the DGCL, a corporation may not engage in certain business combinations, including mergers, sales and leases of assets, issuances of securities and other similar transactions, with any stockholder that owns 15% or more of the outstanding voting stock of a corporation (an “interested stockholder”) for three years following the date such stockholder became an interested stockholder unless one of the following exceptions applies: (i) the Denbury board approved the business combination or the transaction that resulted in the person becoming an interested stockholder prior to the time that the person became an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder such person owned at least 85% of the outstanding voting stock of the corporation, excluding, for purposes of determining the voting stock outstanding, voting stock owned by directors who are also officers and certain employee stock plans or (iii) the transaction is approved by the Denbury board and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. An “interested stockholder” also includes the affiliates and associates of a 15% or more owner and any affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock within the preceding three-year period (subject to certain exceptions). The DGCL permits a corporation to opt out of the business combinations statute.

Denbury has opted out of the application of the DGCL’s business combination provisions.

acquisitions statute do not apply. An acquiring person who owns five percent or more of the corporation’s voting stock may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. The VSCA permits a corporation to opt out of the control share acquisition statute.

Penn Virginia has not opted out of the application of the VSCA’s control share acquisitions provisions.

Exclusive Forum Provision	Penn Virginia’s articles of incorporation provide that unless Penn Virginia consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of Penn Virginia; (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Penn Virginia to Penn Virginia or Penn Virginia’s shareholders; (c) any action asserting a claim arising pursuant to any provision of the VSCA; or (d) any action asserting a claim governed by the internal affairs doctrine; will be the United States District Court for the Eastern District of Virginia, (or, if United States District Court for the Eastern District of Virginia lacks subject matter jurisdiction, another state or federal court located within the Commonwealth of Virginia).	Neither Denbury’s certificate of incorporation nor bylaws provide for an exclusive forum.

Shareholder Rights Plan	Penn Virginia has no shareholder rights plan.	Denbury has no stockholder rights plan.

NO DISSENTERS’ OR APPRAISAL RIGHTS

Under Delaware law, Denbury stockholders are not entitled to dissenters’ or appraisal rights in connection with the issuance of shares of Denbury Common Stock as contemplated by the Merger Agreement.

Under Virginia law, Penn Virginia shareholders are not entitled to dissenters’ or appraisal rights in connection with the Merger Agreement.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT/DIRECTORS OF DENBURY

To Denbury’s knowledge, the following table sets forth certain information regarding the beneficial ownership of shares of Denbury Common Stock as of the close of business on December 11, 2018 (except as noted in the footnotes below) and with respect to: each person known by Denbury to beneficially own 5% or more of the outstanding shares of Denbury Common Stock; each member of the Denbury board; each named executive officer; and the members of the Denbury board and Denbury’s current executive officers as a group.

Denbury has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, Denbury believes, based on the information furnished to Denbury, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Denbury Common Stock that he, she or it beneficially owns.

Applicable percentage ownership and voting power is based on 460,417,254 shares of Denbury Common Stock outstanding as of December 11, 2018, and additional shares of Denbury Common Stock that were acquirable within 60 days of December 11, 2018.

Security Ownership of Directors and Executive Officers

Unless otherwise noted below, the address of each beneficial owner listed in the table below is 5320 Legacy Drive, Plano, Texas 75024.

Name of Beneficial Owner	Total Shares Beneficially Owned	Percent of Shares Outstanding
John P. Dielwart (1)	229,692		*
Michael B. Decker (1)	299,301		*
Gregory L. McMichael (1)	152,657		*
Kevin O. Meyers (1)	216,308		*
Lynn A. Peterson (1)	109,278		*
Randy Stein (1)	268,219		*
Laura A. Sugg (1)	153,208		*
Christian S. Kendall (2)	1,601,765		*
Mark C. Allen (2)(3)	1,336,418		*
Jim Matthews (2)(3)	459,949		*
All Directors and Executive Officers as a Group (10 persons) (4)	4,826,795	1.0%

*	Indicates less than 1%.
(1)

Includes 37,367 shares of unvested restricted common stock which will vest on May 22, 2019. In addition to the foregoing vesting provisions, unvested awards will vest upon the holder’s death or disability or a change in control of Denbury.

(2)

Includes the following shares of Denbury Common Stock (as shown in the table below) for each individual which they respectively have the right to acquire pursuant to: (a) shares of unvested restricted common stock which vest on the dates listed or at the time the executive (i) becomes retirement eligible and (ii) has held the restricted common stock for one year from the date of grant; (b) shares of unvested restricted common stock that vest ratably between January 31, 2019 and the date the officer becomes retirement eligible; and (c) shares of unvested restricted common stock that vest 34%, 33% and 33% on July 16, 2019, 2020 and 2021, respectively. The holders of the unvested shares of Denbury Common Stock do not have voting rights with respect to such shares until such shares vest. In addition to the foregoing vesting provisions, all of these shares will vest upon a holder’s death or disability or a change in control of Denbury. This does not include shares for which the performance period has not ended.

	Christian S. Kendall	Mark C. Allen	Jim Matthews
Unvested Restricted Stock—Vesting on July 1, 2019 (a)	139,334	0	0
Unvested Restricted Stock—Vesting on July 8, 2019 (a)	92,236	71,740	36,895
Unvested Restricted Stock—Vesting on July 11, 2019 (a)	132,000	102,667	52,800
Unvested Restricted Stock—Vesting on October 1, 2019 (a)	51,084	0	0
Unvested Restricted Stock—Vesting on July 1, 2020 (a)	139,333	0	0
Unvested Restricted Stock—Vesting on July 11, 2020 (a)	132,000	102,667	52,800
Unvested Restricted Stock—Ratably & Retirement Vesting (b)	0	62,330	0
Unvested Restricted Stock—Vesting on July 16, 2019, 2020 and 2021 (c)	310,344	163,793	86,206
Total	996,331	503,197	228,701

(3)	Does not include stock appreciation rights for which the closing price of Denbury Common Stock on December 11, 2018, was below the various strike prices.
(4)

Shares beneficially owned by these executive officers and directors as a group include 1,989,798 shares of restricted stock which vest over time. This amount does not include stock appreciation rights held by certain executive officers for which the closing price of Denbury Common Stock on December 11, 2018, was below the various strike prices.

Security Ownership of Other Beneficial Owners

Name of Beneficial Owner	Total Shares Beneficially Owned	Percent of Shares Outstanding
The Vanguard Group, Inc. (1)	71,366,896	15.5%
BlackRock Fund Advisors (2)	61,570,943	13.4%
Fidelity Management & Research Company (3)	28,148,021	6.1%
State Street Global Advisors (4)	24,937,195	5.4%
SailingStone Capital Partners LLC (5)	24,523,857	5.3%

(1)	Information based on Schedule 13G/A filed with the SEC on December 10, 2018. The address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.
(2)	Information based on Schedule 13F filed with the SEC as of September 30, 2018. The address of BlackRock Fund Advisors is 55 East 52nd Street, New York, New York 10055.
(3)	Information based on Schedule 13F filed with the SEC as of September 30, 2018. The address of Fidelity Management & Research Company is 245 Summer Street, Boston, Massachusetts 02210.
(4)

Information based on Schedule 13F filed with the SEC as of September 30, 2018. The address of State Street Global Advisors is State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111.

(5)	Information based on Schedule 13F filed with the SEC as of September 30, 2018. The address of SailingStone Capital Partners LLC is One California Street, 30th Floor, San Francisco, California 94111.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT/DIRECTORS OF PENN VIRGINIA

To Penn Virginia’s knowledge, the following table sets forth certain information regarding the beneficial ownership of shares of Penn Virginia Common Stock as of the close of business on December 11, 2018 (except as noted in the footnotes below) and with respect to: each person known by Penn Virginia to beneficially own 5% or more of the outstanding shares of Penn Virginia Common Stock; each member of the Penn Virginia board; each named executive officer; and the members of the Penn Virginia board and Penn Virginia’s executive officers as a group.

Penn Virginia has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, Penn Virginia believes, based on the information furnished to Penn Virginia, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Penn Virginia Common Stock that he, she or it beneficially owns.

Applicable percentage ownership is based on 15,073,776 shares of Penn Virginia Common Stock outstanding as of December 11, 2018.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is 16285 Park Ten Place, Suite 500, Houston, TX 77084.

Name of Beneficial Owner	Total Shares Beneficially Owned (7)	Percentage of Shares Outstanding
5% Stockholders
Contrarian Capital Management, L.L.C. (1)	1,118,075	7.4%
Mangrove Partners Master Fund, Ltd (2)	1,667,997	11.1%
Strategic Value Partners, LLC (3)	1,534,180	10.2%
BlackRock, Inc. (4)	1,959,412	13.0%
Encompass Capital Advisors LLC (5)	811,063	5.4%
Denbury Resources Inc. (6)	2,425,793	15.1%
Directors and Named Executive Officers
Darin G. Holderness	5,562	*
Jerry R. Schuyler	5,562	*
Michael Hanna	—	*
David Geenberg	—	*
Victor Frank Pottow	949	*
John A. Brooks	13,769	*
Steven A. Hartman	28,287	*
Benjamin Mathis	5,641	*
All executive officers and directors as a group (8 persons)	59,770	*

*	Less than one percent
(1)

Based solely on a Schedule 13D filed with the SEC on December 18, 2017 by Contrarian Capital Management, L.L.C. Such filing indicates that Contrarian Capital Management, L.L.C. has sole voting and dispositive power with respect to 1,118,075 shares of Penn Virginia Common Stock. The address for Contrarian Capital Management, L.L.C. is 411 West Putnam Avenue, Suite 125, Greenwich, CT 06830.

(2)

Based on a Form 4 filed with the SEC on November 30, 2018 by Mangrove Partners Master Fund, Ltd., Mangrove Partners and Nathaniel H. August. Such filing indicates that Mangrove Partners Master Fund, Ltd. has beneficial ownership of 1,667,997 shares of Penn Virginia Common Stock. Such filing does not indicate Mangrove Partners Master Fund, Ltd.’s shared voting and/or dispositive power of such 1,667,997 shares of Penn Virginia Common Stock. Based on a Schedule 13D/A filed with the SEC on November 28,

2018 by Mangrove Partners Master Fund, Ltd., Mangrove Partners and Nathaniel H. August, Mangrove Partners Master Fund, Ltd. beneficially owned 1,615,497 shares of Penn Virginia Common Stock as of November 28, 2018, and such filing indicated that Mangrove Partners Master Fund, Ltd has shared voting and dispositive power with respect to 1,615,497 shares of Penn Virginia Common Stock. According to the Form 4 filed November 30, 2018, the address for Mangrove Partners Master Fund, Ltd is Maples Corp. Svcs, PO Box 309, Ugland House, S. Church Street, George Town E9 KY1-114, and the address for Mangrove Partners and Nathaniel H. August is 645 Madison Avenue, 14th Floor, New York, New York 10022.
(3)	The address of Strategic Value Partners, LLC is 100 West Putnam Avenue, Greenwich, CT, 06830.
(4)

Based solely on a Schedule 13G filed with the SEC on June 30, 2018 by BlackRock, Inc. Such filing indicates that BlackRock, Inc. has sole voting power with respect to 1,910,360 shares of Penn Virginia Common Stock and sole dispositive power with respect to 1,959,412 shares of Penn Virginia Common Stock. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(5)

Based solely on a Schedule 13G filed with the SEC on April 11, 2018 by Encompass Capital Advisors LLC. Such filing indicates that Encompass Capital Advisors LLC has shared voting and dispositive power with respect to 811,063 shares of Penn Virginia Common Stock. The address of Encompass Capital Advisors LLC is 200 Park Avenue, 11th Floor, New York, NY 10166.

(6)

Based solely on a Schedule 13D filed with the SEC on November 1, 2018 by Denbury Resources Inc. Denbury does not own any shares of Penn Virginia Common Stock. However, because Denbury is a party to a Voting Agreement, Denbury may be deemed to have shared voting power to vote up to an aggregate of 2,425,793 shares of Penn Virginia Common Stock (which includes 86,736 Penn Virginia service-based restricted stock unit awards and 59,316 Penn Virginia performance-based restricted stock unit awards) with respect to the matters covered by the Voting Agreement. Denbury disclaims all such beneficial ownership. The address of Denbury Resources Inc. is 5320 Legacy Drive, Plano, Texas 75024.

(7)

Penn Virginia shares held by directors and named executive officers as of December 11, 2018 include restricted stock units vesting within 60 days (gross of tax withholding), as follows: John A. Brooks (8,251); Steven A. Hartman (1,000); Benjamin Mathis (3,864); Jerry R. Schuyler (2,781); Darin G. Holderness (2,781); and Victor Frank Pottow (949).

VALIDITY OF COMMON STOCK

The validity of the shares of Denbury Common Stock offered hereby will be passed upon for Denbury by Vinson & Elkins LLP.

TAX OPINIONS

Certain U.S. federal income tax consequences of the transaction will be passed upon for Denbury by Vinson & Elkins LLP.

Certain U.S. federal income tax consequences of the transaction will be passed upon for Penn Virginia by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

Denbury Resources Inc.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Certain estimates of Denbury’s oil and natural gas reserves and related future net cash flows related to Denbury’s properties as of December 31, 2017 incorporated by reference in this joint proxy statement/prospectus and elsewhere in the registration statement were based upon reserve reports prepared by independent petroleum engineers, DeGolyer and MacNaughton, Inc. Denbury has included these estimates in reliance on the authority of such firms as experts in such matters.

Penn Virginia Corporation

The audited financial statements as of December 31, 2017 and 2016, and for the year ended December 31, 2017, the period from September 13, 2016 through December 31, 2016, the period from January 1, 2016 through September 12, 2016 and management’s assessment of the effectiveness of internal control over financial reporting of Penn Virginia Corporation incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Penn Virginia Corporation for the year ended December 31, 2015 included in Penn Virginia’s Annual Report on Form 10-K for the year ended December 31, 2017, incorporated herein by reference, have been included in reliance on the report of KPMG LLP, or KPMG, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. Penn Virginia Corporation has agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on Penn Virginia’s past financial statements incorporated by reference in this registration statement.

The audit report covering the December 31, 2015 consolidated financial statements contains an explanatory paragraph that states that Penn Virginia has suffered recurring losses from operations and is dependent on obtaining additional financing to continue its planned principal business operations. These factors raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The information incorporated by reference herein regarding our estimated quantities of proved reserves, the future net revenues from those reserves and their present value is based, in part, on the estimated reserve evaluations and related calculations of DeGolyer and MacNaughton, Inc. and Wright & Company, Inc., independent firms of petroleum engineers, geologists, geophysicists and petrophysicists. These estimates are aggregated and the sums are incorporated by reference herein in reliance upon the authority of those firms as experts in petroleum engineering.

HOUSEHOLDING OF PROXY MATERIALS

To reduce the expense of delivering duplicate proxy materials to Penn Virginia shareholders and Denbury stockholders who may have more than one account holding Penn Virginia Common Stock or Denbury Common Stock but who share the same address, Penn Virginia and Denbury have each adopted a procedure approved by the SEC called “householding.” Under this procedure, certain shareholders or certain stockholders of record who have the same address and last name will receive only one copy of this joint proxy statement/prospectus until such time as one or more of these shareholders or stockholders notifies Penn Virginia or Denbury, as applicable, that they want to receive separate copies. In addition, the broker, bank or other nominee for any shareholder or stockholder who is a beneficial owner of Penn Virginia stock or Denbury stock may deliver only one copy of this joint proxy statement/prospectus to multiple shareholders or stockholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the Penn Virginia shareholders or Denbury stockholders, as applicable. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Shareholders who participate in householding will utilize separate proxy voting instructions.

If, now or in the future, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus or other proxy materials, Penn Virginia shareholders should notify Penn Virginia by calling Penn Virginia’s Investor Relations Department at (713) 722-6500 or by sending a written request to Penn Virginia’s Vice President, Chief Legal Counsel and Corporate Secretary at 16285 Park Ten Place, Suite 500, Houston, Texas 77084, and Denbury stockholders should notify Denbury by calling Denbury’s Investor Relations Department at (972) 673-2000 or by sending a written request to Denbury’s Executive Vice President, Chief Administrative Officer, General Counsel and Secretary at 5320 Legacy Drive, Plano, TX 75024, and Penn Virginia or Denbury, as applicable, will promptly deliver a separate copy of these materials. Record owners who are receiving multiple copies and wish to receive only one should call Penn Virginia’s Investor Relations Department or Denbury’s Investor Relations Department, as applicable, at the numbers listed above or send a written request to Penn Virginia’s Vice President, Chief Legal Counsel and Corporate Secretary at the address listed above or Denbury’s Executive Vice President, Chief Administrative Officer, General Counsel and Secretary at the address listed above.

FUTURE STOCKHOLDER PROPOSALS

Denbury Stockholder Proposals

Denbury will hold an annual meeting of stockholders in 2019 (which we refer to as the “Denbury 2019 annual meeting”) regardless of whether the Merger has been completed.

Any stockholder proposals intended to be presented at the Denbury 2019 annual meeting and considered for inclusion in Denbury’s proxy materials must have been received by Denbury’s Executive Vice President, Chief Administrative Officer, General Counsel and Secretary no later than December 13, 2018, unless the date of our 2019 annual meeting is more than 30 days before or after May 23, 2019, in which case the proposal must be received a reasonable time before we begin to print and send our proxy materials. Such proposals must have been sent to: Denbury Executive Vice President, Chief Administrative Officer, General Counsel and Secretary, Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas 75024. Such proposals also needed to comply with the SEC’s rules and regulations, namely Rule 14a-8 under the Exchange Act, regarding the inclusion of stockholder proposals in Denbury-sponsored proxy materials.

In order for a Denbury stockholder proposal to be raised from the floor during the Denbury 2019 annual meeting instead of being submitted for inclusion in Denbury’s proxy statement, the stockholder’s written notice or nomination must have been received by Denbury’s Executive Vice President, Chief Administrative Officer, General Counsel and Secretary no later than the close of business on the 90th day, and no earlier than the close of business on the 120th day, before the date of the one-year anniversary of the immediately preceding year’s annual meeting, and must have contained the information required by the Denbury bylaws.

You may contact Denbury’s Executive Vice President, Chief Administrative Officer, General Counsel and Secretary at Denbury’s headquarters, 5320 Legacy Drive, Plano, Texas 75024, for a copy of the relevant provisions of the Denbury bylaws regarding the requirements for making stockholder proposals and nominating director candidates. You can also visit Denbury’s website and download a copy of the Denbury bylaws.

Penn Virginia Shareholder Proposals

If the Merger Agreement is not approved by the requisite vote of the Penn Virginia shareholders or if the Merger is not completed for any reason, Penn Virginia intends to hold an annual meeting of its shareholders in 2019 (the “Penn Virginia 2019 annual meeting”).

Shareholder proposals submitted for inclusion in Penn Virginia’s proxy statement and proxy card for the Penn Virginia 2019 annual meeting pursuant to Rule 14a-8 under the Exchange Act would have to have been received by Penn Virginia’s Corporate Secretary no later than November 28, 2018 if the Penn Virginia 2019 annual meeting were to be held within 30 days of May 1, 2019. In the event that Penn Virginia were to determine to hold the Penn Virginia 2019 annual meeting more than 30 days before or after May 1, 2019, such shareholder proposals would have to be received by Penn Virginia a reasonable time before Penn Virginia begins to print and send its proxy materials for the Penn Virginia 2019 annual meeting.

If the Penn Virginia 2019 annual meeting occurs, pursuant to the Penn Virginia bylaws Penn Virginia shareholders of record may present proposals that are proper subjects for consideration at an annual meeting and/or nominate persons to serve on the Penn Virginia board at an annual meeting or special meeting of Penn Virginia shareholders at which directors are to be elected. The Penn Virginia bylaws require all shareholders who intend to make such proposals or nominations at an annual shareholders’ meeting or special shareholders’ meeting to provide a written notice, including the information specified in the Penn Virginia bylaws, to Penn Virginia’s Corporate Secretary at Penn Virginia’s principal executive offices located at 16285 Park Ten Place, Suite 500, Houston, TX 77084, not earlier than the close of business on the 120th day and not later than the 90th day prior to the first anniversary of the preceding year’s annual meeting of Penn Virginia shareholders. To be eligible for consideration at the Penn Virginia 2019 annual meeting, notices must have been received by Penn Virginia between January 2, 2019 and February 1, 2019. In the event that the Penn Virginia 2019 annual meeting is scheduled to be held on or after May 1, 2019, such shareholder notice to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of the annual meeting was made, whichever occurs first.

WHERE YOU CAN FIND MORE INFORMATION

Both Denbury and Penn Virginia file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. You may read and copy any materials that either Denbury or Penn Virginia files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 (1-800-732-0330) for further information on the Public Reference Room. In addition, Denbury and Penn Virginia file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You will also be able to obtain many of these documents, free of charge, from Denbury at www.denbury.com under the “Investor Relations” link, and then under the “Financial Information” link, and then under the heading “SEC Filings” or from Penn Virginia by accessing Penn Virginia’s website at www.pennvirginia.com under the “Investors” link and then the “SEC Filings” link.

Denbury has filed a registration statement on Form S-4 of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to or incorporated by reference into the registration statement. These documents contain important information about the companies and their financial condition.

The SEC allows Denbury and Penn Virginia to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document or by more recent information incorporated by reference into this document. The documents that are incorporated by reference contain important information about the companies, and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the SEC by Denbury:

•	Annual Report on Form 10-K for the year ended December 31, 2017 (filed with the SEC on February 28, 2018);

•

Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018 (filed with the SEC on May 10, 2018), June 30, 2018 (filed with the SEC on August 9, 2018) and September 30, 2018 (filed with the SEC on November 9, 2018);

•	Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders on May 23, 2018 (filed with the SEC on April 12, 2018);

•

Current Reports on Form 8-K filed with the SEC on January 11, 2018, February 6, 2018, April 10, 2018, April 18, 2018, May 21, 2018, May 30, 2018, August 14, 2018, August 15, 2018, August 22, 2018, September 25, 2018, October 29, 2018, November 8, 2018 and November 13, 2018 (in each case excluding any information furnished pursuant to Item 2.02 or Item 7.01);

•

Any description of shares of Denbury Common Stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description;

•

Second Restated Certificate of Incorporation of Denbury Resources Inc., dated October 30, 2014 (filed with the SEC as Exhibit 3(a) to Denbury’s Current Report on Form 10-Q filed with the SEC on November 7, 2014); and

•

Second Amended and Restated Bylaws of Denbury Resources Inc., dated November 4, 2014 (filed with the SEC as Exhibit 3(b) to Denbury’s Current Report on Form 10-Q filed with the SEC on November 7, 2014).

This document also incorporates by reference the following documents that have previously been filed with the SEC by Penn Virginia:

•	Annual Report on Form 10-K for the year ended December 31, 2017 (filed with the SEC on March 2, 2018);

•

Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018 (filed with the SEC on May 9, 2018), June 30, 2018 (filed with the SEC on August 8, 2018) and September 30, 2018 (filed with the SEC on November 8, 2018);

•	Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Shareholders on May 2, 2018 (filed with the SEC on March 28, 2018);

•

Current Reports on Form 8-K filed with the SEC on January 4, 2018, January 19, 2018, March 7, 2018, March 9, 2018, May 7, 2018, May 9, 2018, July 24, 2018, September 12, 2018, October 26, 2018 and October 29, 2018 (in each case excluding any information furnished pursuant to Item 2.02 or Item 7.01);

•

Any description of shares of Penn Virginia Common Stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description;

•

Second Amended and Restated Articles of Incorporation of Penn Virginia Corporation, dated September 9, 2016 (filed with the SEC as Exhibit 3.1 to Penn Virginia’s Current Report on Form 8-K filed with the SEC on September 15, 2016); and

•

Third Amended and Restated Bylaws of Penn Virginia Corporation, dated January 18, 2018 (filed with the SEC as Exhibit 3.1 to Penn Virginia’s Current Report on Form 8-K filed with the SEC on January 19, 2018).

In addition, Denbury and Penn Virginia are incorporating by reference (i) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of the initial registration statement on Form S-4 filed by Denbury on December 20, 2018, and prior to the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, and (ii) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this joint proxy statement/prospectus and prior to the date of the respective special meetings of the Denbury stockholders and the Penn Virginia shareholders, provided, however, that Denbury and Penn Virginia are not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or certain other information concerning Denbury or Penn Virginia, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and phone numbers of such principal executive offices are listed below.

For Denbury Stockholders: Denbury Resources Inc. 5320 Legacy Drive Plano, Texas 75024 Attention: Investor Relations Telephone: (972) 673-2000 ir@denbury.com	For Penn Virginia Shareholders: Penn Virginia Corporation 16285 Park Ten Place, Suite 500 Houston, TX 77084 Attention: Investor Relations Telephone: (713) 722-6540 invest@pennvirginia.com

To obtain timely delivery of these documents before the Denbury special meeting, Denbury stockholders must request the information no later than [●], 2019 (which is five business days before the date of the Denbury special meeting).

To obtain timely delivery of these documents before the Penn Virginia special meeting, Penn Virginia shareholders must request the information no later than [●], 2019 (which is five business days before the date of the Penn Virginia special meeting).

Neither Denbury nor Penn Virginia has authorized anyone to give any information or make any representation about the Merger or its companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER

Dated as of October 28, 2018,

By and Among

DENBURY RESOURCES INC.,

DRAGON MERGER SUB INC.,

DR SUB LLC

and

PENN VIRGINIA CORPORATION

A-i

A-ii

A-iii

Exhibit A	Parent Charter Amendment
Exhibit B	Parent Tax Certificate
Exhibit C	Company Tax Certificate

A-iv

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 28, 2018, by and among Denbury Resources Inc., a Delaware corporation (“Parent”), Dragon Merger Sub Inc., a Virginia corporation (“Merger Sub”), DR Sub LLC, a Virginia limited liability company and direct wholly owned Subsidiary of Parent (“LLC Sub”), and Penn Virginia Corporation, a Virginia corporation (the “Company”).

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger (the “Merger”) of Merger Sub with and into the Company, with the Company continuing as the Surviving Corporation (as defined below) in the Merger as a wholly owned Subsidiary of Parent, in accordance with this Agreement and the Virginia Stock Corporation Act, as amended (the “VSCA”);

WHEREAS, immediately after the effectiveness of the Merger, the Surviving Corporation and LLC Sub intend to effect a merger (the “LLC Sub Merger”) of the Surviving Corporation with and into LLC Sub, with LLC Sub continuing as the surviving entity in the LLC Sub Merger as a direct wholly owned Subsidiary of Parent, in accordance with this Agreement, the VSCA and the Virginia Limited Liability Company Act, as amended (the “VLLCA”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger and the LLC Sub Merger (together, the “Integrated Mergers”), taken together, qualify as a “reorganization” within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitutes and is adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that the Merger is in the best interests of, and is advisable to, the Company and its shareholders (the “Company Shareholders”), (ii) approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) and (iii) determined to recommend that the Company Shareholders approve this Agreement (the “Company Recommendation”);

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously (i) determined that the Merger is in the best interests of, and is advisable to, Parent and its stockholders (the “Parent Stockholders”), (ii) approved and declared advisable this Agreement and the Transactions, including the Merger, the Share Issuance and the Parent Charter Amendment, and (iii) determined to recommend that the Parent Stockholders approve (A) the issuance (the “Share Issuance”) of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”) pursuant to this Agreement and (B) the amendment of the Parent Charter (as hereinafter defined and substantially in the form attached hereto as Exhibit A) to increase the number of shares of Parent Common Stock authorized thereunder (the “Parent Charter Amendment,” and the recommendation referred in this clause (iii), the “Parent Recommendation”) and directed that the Share Issuance and Parent Charter Amendment be submitted to the Parent Stockholders for approval at a duly held meeting of such stockholders for such purpose;

WHEREAS, (i) the Board of Directors of Merger Sub has (a) determined that the Merger is in the best interests of, and advisable to, Merger Sub and Parent, as its sole shareholder, (b) approved and adopted this Agreement and the Transactions, including the Merger, and (c) recommended that Parent, as the sole shareholder of Merger Sub, approve this Agreement and (ii) Parent, as the sole shareholder of Merger Sub, has approved this Agreement and the Transactions;

WHEREAS, as an inducement to Parent entering into this Agreement, concurrently with the execution and delivery of this Agreement, Parent and the Company are entering into voting agreements with the Strategic Value Partners Entities, KLS Diversified Asset Management LP and each director and executive officer of the Company (the “Voting Agreements”) pursuant to which, among other things, such Persons have agreed, subject to the terms of the Voting Agreements, to vote all of its Company Common Shares in accordance with the terms of the Voting Agreements; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements hereinafter set forth, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

The Merger

SECTION 1.01 Merger of Merger Sub into the Company; Merger of the Company into LLC Sub.

(a) On the terms and subject to the conditions set forth in this Agreement and in accordance with the VSCA, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving entity in the Merger (the “Surviving Corporation”) as a wholly owned Subsidiary of Parent.

(b) Immediately following the Effective Time, on the terms and subject to the conditions set forth in this Agreement and in accordance with the VSCA and the VLLCA, the Surviving Corporation shall merge with and into LLC Sub, with LLC Sub continuing as the surviving entity in the LLC Sub Merger as a wholly owned Subsidiary of Parent. At the time of and immediately after the LLC Sub Merger, (i) all capital stock of the Surviving Corporation issued and outstanding immediately prior to the effective time of the LLC Merger shall automatically be cancelled and extinguished and will cease to exist, and no consideration will be delivered in exchange therefor, (ii) all of the membership interests of LLC Sub issued and outstanding immediately prior to the effective time shall remain outstanding following the consummation of the LLC Sub Merger and shall not be affected in any way by the LLC Sub Merger, (iii) Parent shall own all of the membership interests in LLC Sub and shall be the sole member of LLC Sub, and (iv) LLC Sub shall be treated as an entity disregarded as separate from Parent for U.S. federal income tax purposes.

(c) Without limiting the generality of the foregoing, and subject thereto, (A) at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation and (B) at the effective time of the LLC Sub Merger, all of the property, rights, privileges, powers and franchises of the Surviving Corporation and LLC Sub shall vest in LLC Sub, and all debts, liabilities and duties of the Surviving Corporation and LLC Sub shall become the debts, liabilities and duties of LLC Sub.

SECTION 1.02 Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 1000 Louisiana, 68th Floor, Houston, Texas 77002 on a date to be mutually agreed upon by Parent and the Company, which shall be no later than the second Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as may be agreed in writing between Parent and the Company; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature or pursuant to the terms of this Agreement are to be satisfied at or immediately prior to Closing but that remain capable of satisfaction), then, subject to the continued satisfaction or waiver of the conditions set forth in Article VII at such time, the Closing shall occur instead on the second Business Day following the final day of the Marketing Period (provided that

Parent may elect in its sole discretion to terminate the Marketing Period early on no less than two Business Days’ notice to the Company). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.03 Effective Time.

(a) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall (i) file with the State Corporation Commission of the Commonwealth of Virginia (the “SCC”) articles of merger relating to the Merger containing this Agreement attached as an exhibit thereto (the “Articles of Merger”), executed and acknowledged in accordance with the relevant provisions of the VSCA, and (ii) make all other filings required under the VSCA or by the SCC in connection with the Merger. The Merger shall become effective at the time that the SCC issues its certificate of merger with respect to the Articles of Merger, or at such later time or date as Parent and the Company shall agree in writing and specify in the Articles of Merger; provided, however, that in no event shall such time or date be more than 15 days following the filing of the Articles of Merger with the SCC (the time the Merger becomes effective being the “Effective Time”).

(b) Subject to the provisions of this Agreement, as soon as practicable after the Effective time, but no later than two Business Days following the Effective Time, (i) file with the SCC articles of merger relating to the LLC Sub Merger containing this Agreement attached as an exhibit thereto (the “LLC Sub Articles of Merger”), executed and acknowledged in accordance with the relevant provisions of the VSCA and the VLLCA, and (ii) make all other filings required under the VSCA, the VLLCA or by the SCC in connection with the LLC Sub Merger. The LLC Sub Merger shall become effective at the time that the SCC issues its certificate of merger with respect to the LLC Sub Articles of Merger, or at such later time or date as Parent and the Company shall agree in writing and specify in the LLC Sub Articles of Merger; provided, however, that in no event shall such time or date be more than 15 days following the filing of the LLC Sub Articles of Merger with the SCC.

SECTION 1.04 Effects. The Merger and the LLC Sub Merger shall have the effects set forth in this Agreement and the applicable provisions of the VSCA and the VLLCA.

SECTION 1.05 Articles of Incorporation and Bylaws.

(a) At the Effective Time, the articles of incorporation and the bylaws of the Surviving Corporation shall be amended and restated to be in the form of the articles of incorporation and bylaws of Merger Sub as of the date of this Agreement, except that the name of the Surviving Corporation shall be changed, until such articles of incorporation and bylaws are thereafter amended and restated in accordance with their respective terms and applicable Law.

(b) At the effective time of the LLC Sub Merger, the certificate of formation and the limited liability company agreement of LLC Sub as in effect immediately prior to the LLC Sub Merger will remain unchanged and will be the certificate of formation and the limited liability company agreement of LLC Sub until duly amended in accordance with the terms thereof and applicable Law.

SECTION 1.06 Directors and Officers of Surviving Corporation. The Company shall use reasonable best efforts to obtain resignations, conditioned and automatically effective upon the occurrence of the Effective Time, of each of its directors in office immediately prior to the Effective Time. The parties shall take all necessary action such that, from and after the Effective Time, the directors and officers of Merger Sub shall be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

ARTICLE II

Effect on the Capital Stock of the Constituent Entities; Exchange of Certificates

SECTION 2.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any capital stock thereof:

(a) Cancelation of Company-Owned Shares; Conversion of Parent-Owned Shares. Each share of common stock, par value $0.01 per share, of the Company (each, a “Company Common Share”) that is owned by the Company immediately prior to the Effective Time shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each Company Common Share held by any wholly owned Subsidiary of Parent (other than Merger Sub) or any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall automatically be converted into a number of shares of Parent Common Stock equal to the Exchange Ratio.

(b) Conversion of Company Common Shares. Subject to Section 2.03, each Company Common Share issued and outstanding immediately prior to the Effective Time (other than shares to be canceled or converted in accordance with Section 2.01(a)) shall be converted into and shall thereafter represent the right to receive, at the election of the holder of such Company Common Shares pursuant to the procedures set forth in Section 2.02, any of the following forms of consideration (the “Merger Consideration”):

(i) Mixed Election Shares. Each Company Common Share with respect to which an election to receive a combination of stock and cash (a “Mixed Election”) has been properly made and has not been properly revoked (each, a “Mixed Consideration Election Share”) shall be converted into the right to receive the combination (which combination shall hereinafter be referred to as the “Mixed Consideration”) of (A) $25.86 in cash without interest (the “Mixed Election Cash Consideration”) and (B) 12.4000 shares of Parent Common Stock (the “Mixed Election Stock Exchange Ratio”), subject, in the case of clauses (A) and (B), to adjustment in accordance with Section 2.01(d).

(ii) Cash Election Shares. Each Company Common Share with respect to which an election to receive cash (a “Cash Election”) has been properly made and has not been properly revoked (each, a “Cash Election Share”) shall be converted (provided that the Available Cash Election Amount equals or exceeds the Cash Election Amount) into the right to receive $79.80 in cash without interest (the “Cash Election Consideration”), subject to adjustment in accordance with Section 2.01(d); provided, however, that if (A) the product of the number of Cash Election Shares and the Cash Election Consideration (such product, the “Cash Election Amount”) exceeds (B) (1) $400,000,000 minus (2) the product of the number of Mixed Consideration Election Shares and the Mixed Election Cash Consideration (such results of the calculations in this clause (B) being the “Available Cash Election Amount”), then each Cash Election Share shall be converted into the right to receive (y) an amount of cash without interest equal to the product of the Cash Election Consideration and a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction, the “Cash Fraction”) and (z) a number of shares of Parent Common Stock equal to the product of (1) the Exchange Ratio and (2) one (1) minus the Cash Fraction.

(iii) Stock Election Shares. Each Company Common Share with respect to which an election to receive stock consideration (a “Stock Election”) has been properly made and has not been properly revoked (each, a “Stock Election Share”) shall be converted (provided that the Cash Election Amount equals or exceeds the Available Cash Election Amount) into the right to receive 18.3454 (the “Exchange Ratio”) shares of Parent Common Stock, subject to adjustment in accordance with Section 2.01(d) (the “Stock Election Consideration” and, together with the stock portion of the Mixed Consideration, the “Stock Consideration”); provided, however, that if the

Available Cash Election Amount exceeds the Cash Election Amount and the number of No Election Shares is less than the Cash Election Shortfall Number (as defined below), then each Stock Election Share shall be converted into the right to receive (A) an amount of cash (without interest) equal to the Cash Proration Amount divided by the number of Stock Election Shares and (B) a number of shares of Parent Common Stock equal to the product of (1) the Exchange Ratio and (2) a fraction, the numerator of which shall be the Cash Election Consideration minus the amount calculated in clause (A) above and the denominator of which shall be the Cash Election Consideration. The “Cash Proration Amount” means an amount equal to (a) the Cash Election Shortfall Amount (as defined below) minus (b) the product of the number of No Election Shares and the Cash Election Consideration. For the avoidance of doubt, if the Available Cash Election Amount exceeds the Cash Election Amount but the number of No Election Shares is greater than or equal to the Cash Election Shortfall Number, each Stock Election Share shall be converted into the right to receive the Stock Election Consideration.

(iv) No Election Shares. If the Cash Election Amount equals or exceeds the Available Cash Election Amount, then each No Election Share shall be converted into the right to receive the Stock Election Consideration. If the Available Cash Election Amount exceeds the Cash Election Amount (the amount by which the Available Cash Election Amount exceeds the Cash Election Amount is referred to herein as the “Cash Election Shortfall Amount”), then (A) if the number of No Election Shares is less than or equal to an amount equal to the Cash Election Shortfall Amount divided by the Cash Election Consideration (such quotient is referred to herein as the “Cash Election Shortfall Number”), then each No Election Share shall be converted into the right to receive the Cash Election Consideration, and (B) if the number of No Election Shares is greater than the Cash Election Shortfall Number, then each No Election Share shall be converted into the right to receive (A) an amount of cash (without interest) equal to the Cash Election Shortfall Amount divided by the number of No Election Shares and (B) a number of shares of Parent Common Stock equal to the product of (1) the Exchange Ratio and (2) a fraction, the numerator of which shall be the Cash Election Consideration minus the amount calculated in clause (A) above and the denominator of which shall be the Cash Election Consideration.

All such Company Common Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such Company Common Shares (each such certificate, a “Certificate”) or Company Common Shares held in direct registration form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor, and any distributions in accordance with Section 2.03(f), in each case, without interest.

(c) Conversion of Merger Sub Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d) Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Common Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, recapitalization, split, reverse split, combination, consolidation, subdivision, reclassification or exchange of shares, or any similar event shall have occurred (or any record date occurs with respect to any of the foregoing), then the Merger Consideration, the number of shares of Parent Common Stock to be delivered in the Merger, the Mixed Consideration, the

Mixed Election Stock Exchange Ratio, the Cash Election Consideration, the Stock Election Consideration and the Exchange Ratio, as the case may be, will be appropriately adjusted to provide to Parent and the holders of Company Common Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this sentence shall not be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by Section 5.01(a) or 5.01(b), as applicable.

SECTION 2.02 Election Procedures.

(a) Election Form. Not less than 30 days prior to the anticipated Effective Time or on such other date as Parent and the Company mutually agree (the “Mailing Date”), the Company shall mail an election form and other appropriate and customary transmittal materials, in such form mutually acceptable to Parent and the Company (the “Election Form”), to each holder of record of Company Common Shares (other than shares of Company Common Shares described in Section 2.01(a)) as of a record date that is five Business Days prior to the Mailing Date or such other date as mutually agreed to by Parent and the Company.

(b) Choice of Election. Each Election Form shall permit the holder (or the beneficial owner through customary documentation and instructions) to specify (i) the number of Company Common Shares with respect to which such holder elects to receive the Mixed Consideration, (ii) the number of Company Common Shares with respect to which such holder elects to receive the Stock Election Consideration, (iii) the number of Company Common Shares with respect to which such holder elects to receive the Cash Election Consideration or (iv) that such holder makes no election with respect to such holder’s Company Common Shares. Any Company Common Shares with respect to which the Exchange Agent does not receive a properly completed Election Form during the period (the “Election Period”) from the Mailing Date to 5:00 p.m., New York time, on the second Business Day prior to the Effective Time or such other time as mutually agreed by Parent and the Company (the “Election Deadline”) shall be deemed to be No Election Shares. Parent shall publicly announce the anticipated Election Deadline at least five Business Days prior to the Election Deadline. If the Effective Time is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date (which shall be the second Business Day prior to the Effective Time or such other date as mutually agreed to by Parent and the Company), and Parent shall promptly announce any such delay and, when determined, the rescheduled Election Deadline. For the purposes of this Agreement, “No Election Share” means each Company Common Share for which no election to receive Mixed Consideration, Cash Election Consideration or Stock Election Consideration has been properly made in accordance with the terms of this Section 2.02 or for which such election has been properly revoked in accordance with the terms of this Section 2.02.

(c) New Holders. Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders or beneficial owners of Company Common Shares during the Election Period, and the Company shall provide the Exchange Agent all information reasonably necessary for it to perform its duties as specified herein.

(d) Revocations; Exchange Agent. Any election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form during the Election Period. After a Cash Election, a Stock Election or a Mixed Election has been properly made with respect to any Company Common Shares, any subsequent transfer of such Company Common Shares shall automatically revoke such election. Any Election Form may be revoked or changed by the person submitting it, by written notice received by the Exchange Agent during the Election Period. In the event an Election Form is revoked during the Election Period, the Company Common Shares represented by such Election Form shall be deemed to be No Election Shares, except to the extent a subsequent election is properly made during the Election Period. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent or the Company or the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

SECTION 2.03 Payment for Securities; Exchange.

(a) Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the exchange of Company Common Shares for Merger Consideration. At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of the former holders of Company Common Shares entitled to receive Merger Consideration under Section 2.01(b), for exchange in accordance with this Article II through the Exchange Agent, (i) the number of shares of Parent Common Stock issuable to such holders and (ii) an amount of cash sufficient in order for the Exchange Agent to distribute the cash amounts described in Section 2.01(b). From time to time as needed as reasonably determined by Parent, Parent shall deposit with the Exchange Agent cash sufficient to make payments in lieu of fractional shares pursuant to Section 2.03(h). All such cash and shares of Parent Common Stock deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions from Parent and the Company, deliver the Merger Consideration contemplated to be paid for Company Common Shares pursuant to this Agreement out of the Exchange Fund. Subject to Section 2.03(k), the Exchange Fund will not be used for any other purpose.

(b) Certificates. As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of Certificates a notice advising such holder of the effectiveness of the Merger and a form of letter of transmittal (the “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to any Certificates shall pass, only upon delivery of such Certificates to the Exchange Agent and shall be in customary form and agreed to by Parent and the Company prior to the Effective Time, together with instructions thereto (in customary form and agreed to by Parent and the Company prior to the Effective Time).

(c) Non-DTC Book-Entry Shares. As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of Company Common Shares represented by Book-Entry Shares not held through the Depository Trust Company (“DTC”), (i) a notice advising such holders of the effectiveness of the Merger, (ii) a statement reflecting the number of shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 2.01(b) (after taking into account all Company Common Shares then held by such holder) and (iii) a check in the amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to Section 2.01(b) and this Article II, including cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.03(h).

(d) DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Company Common Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration pursuant to Section 2.01(b) and cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.03(h), in each case, that DTC has the right to receive pursuant to this Article II.

(e) Merger Consideration Received in Connection with Exchange. After the Effective Time, upon the surrender of a Certificate for cancelation to the Exchange Agent together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to the instructions accompanying the Letter of Transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor (A) the Merger Consideration into which the Company Common Shares previously represented by such Certificate have been converted pursuant to Section 2.01(b) and (B) any cash in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.03(h). With respect to Book-Entry Shares, after the Effective Time, payment of the Merger Consideration (including any cash in lieu of fractional shares of Parent Common Stock pursuant to

Section 2.03(h)) shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer records of the Company as of the Effective Time. In the event of a transfer of ownership of Company Common Shares that is not registered in the transfer records of the Company, the proper number of shares of Parent Common Stock pursuant to Section 2.01(b) and cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.03(h) may be issued to a transferee if the Certificate (or, for Book-Entry Shares, proper evidence of such transfer) representing such Company Common Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.03(e), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holder of such Certificates were entitled to receive pursuant to Section 2.01(b) (and cash in lieu of fractional shares pursuant to Section 2.03(h)). No interest shall be paid or shall accrue on the cash payable under this Section 2.03(e) or under Section 2.03(f) or Section 2.03(h).

(f) Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.03(h), until the surrender of such Certificate in accordance with this Article II. Subject to abandoned property, escheat, Tax or other applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.03(h) and the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(g) No Further Ownership Rights in Company Common Shares. The shares of Parent Common Stock issued and cash paid in accordance with the terms of this Article II upon conversion of any Company Common Shares (including any cash paid pursuant to Section 2.03(h)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Company Common Shares. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Common Shares that were outstanding immediately prior to the Effective Time. Subject to the last sentence of Section 2.03(j), if, after the Effective Time, any Certificates or Book-Entry Shares are presented for transfer to the Surviving Corporation, Parent or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(h) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Shares pursuant to Section 2.01, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of Company Common Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Company Common Shares exchanged by such holder) shall receive, in lieu thereof, cash in an amount equal to such fractional amount multiplied by the average of the volume weighted average price per share of Parent Common Stock on the New York Stock Exchange (“NYSE”) (as reported by Bloomberg, L.P. or, if not reported by Bloomberg, L.P., in another authoritative source mutually selected by Parent and the Company) on each of the five consecutive trading days ending with the last complete trading day prior to the Closing Date.

(i) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains undistributed to the holders of Company Common

Shares for six months after the Effective Time shall be delivered to Parent, upon demand, and any former holder of Company Common Shares who has not previously complied with this Article II shall thereafter look only to Parent for, and Parent shall remain liable for, payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and other distributions to which such holder is entitled pursuant to this Article II.

(j) No Liability. None of Parent, the Company or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered or transferred prior to the date on which any Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Entity pursuant to applicable Law, any Merger Consideration in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto.

(k) Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent; provided, that (i) such investments shall be in (A) short term obligations of the United States with maturities of no more than 30 days or guaranteed by the United States and backed by the full faith and credit of the United States, (B) commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A1 or P1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively or (C) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, and (ii) no such investment shall have a maturity of more than 30 days. Any interest and other income resulting from such investments shall be paid to Parent; provided, however, that no investment of the Exchange Fund shall relieve Parent or the Exchange Agent from promptly making the payments required by this Article II, and following any losses from any such investment, Parent shall promptly provide additional cash funds to the Exchange Agent for the benefit of the holders of Company Common Shares at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund.

(l) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Parent, the Company, Merger Sub, the Surviving Corporation, LLC Sub and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld under the Code or any similar provisions of state, local or foreign Tax law. Any such amounts so deducted or withheld shall be paid over to the relevant Governmental Entity by Parent, the Company, Merger Sub, the Surviving Corporation or the Exchange Agent, as the case may be, and such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(m) Lost Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any Claim that may be made against it with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.03(i), Parent) shall deliver and pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any cash in lieu of fractional shares and any dividends or other distributions in respect thereof pursuant to this Section 2.03.

SECTION 2.04 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action. Parent, Merger Sub and the Surviving Corporation also shall take such further actions as may be necessary or desirable to ensure that the Exchange Agent sends out the Letters of Transmittal to the Company Shareholders and issues certificates or evidence of shares in book-entry form representing shares of Parent Common Stock to such shareholders in accordance with Section 2.03.

ARTICLE III

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article III are true and correct, except (i) as set forth in the Parent Reporting Documents publicly available and filed with or furnished to the SEC since January 1, 2017 (the “Filed Parent Reporting Documents”) (excluding any disclosures in the Filed Parent Reporting Documents under the heading “Risk Factors” and in any section related to forward-looking statements and in any other disclosures that are similarly predictive or forward-looking in nature (other than any historical factual information contained within such headings, statements or disclosure)) or (ii) as set forth in the disclosure letter delivered by Parent and Merger Sub to the Company prior to the execution and delivery by Parent and Merger Sub of this Agreement (the “Parent Disclosure Letter”). The Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify other sections in this Article III to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections. The mere inclusion of an item in the Parent Disclosure Letter as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 3.01 Organization, Standing and Power. Each of Parent and each of Parent’s Subsidiaries (the “Parent Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), with all requisite entity power and authority to own, operate or lease its properties and assets and to carry on its business as now being conducted except where the failure to be so organized, existing or in good standing, or to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent and each Parent Subsidiary is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties and assets makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company, prior to execution of this Agreement, true and correct copies of the certificate of incorporation of Parent in effect as of the date of this Agreement (the “Parent Charter”), the bylaws of Parent in effect as of the date of this Agreement (the “Parent Bylaws”), the articles of incorporation of Merger Sub in effect as of the date of this Agreement (the “Merger Sub Charter”) and the bylaws of Merger Sub in effect as of the date of this Agreement (the “Merger Sub Bylaws”). Neither Parent nor Merger Sub is in material violation of any of the provisions of such Organizational Documents.

SECTION 3.02 Parent Subsidiaries.

(a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are (other than qualifying shares and shares held by natural persons pursuant to requirements of Law of non-U.S. jurisdictions) wholly owned by Parent, by another Parent Subsidiary or by Parent and another Parent Subsidiary, free and clear of all pledges, liens, claims, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”), and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities Laws and, in each case, except for Permitted Liens. Section 3.02(a) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Parent Subsidiaries, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Parent Subsidiary, (ii) the type of and percentage of interest held, directly or indirectly, by Parent in each Parent Subsidiary and (iii) the names of and the type of and percentage of interest held by any Person other than Parent or a Parent Subsidiary in each Parent Subsidiary.

(b) Except for the capital stock and voting securities of, and other equity interests in, the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity other than ordinary course investments in publicly traded securities constituting one percent or less of a class of outstanding securities of any entity.

SECTION 3.03 Capital Structure.

(a) The authorized capital stock of Parent consists of 600,000,000 shares of Parent Common Stock and 25,000,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on October 22, 2018, (i) 462,461,903 shares of Parent Common Stock were issued and outstanding, including 8,963,790 shares of Parent Restricted Stock and 1,914,807 shares of Parent Common Stock held in Parent’s treasury, (ii) 4,663,928 shares of Parent Common Stock were issuable upon settlement of outstanding Parent Performance RSU Awards (assuming maximum levels of performance are achieved), (iii) 230,381 Parent Restricted Stock Units were issued and outstanding, (iv) 2,580,721 Parent SARs were issued and outstanding, (iv) no shares of Parent Preferred Stock were issued and outstanding, and (v) 8,892,067 shares of Parent Common Stock were reserved and available for issuance pursuant to the Parent Stock Plan. Except as set forth in this Section 3.03(a), at the close of business on October 22, 2018, no shares of capital stock or voting securities of, or other equity interests in, Parent were issued, reserved for issuance or outstanding. From the close of business on October 22, 2018 to the date of this Agreement, there have been no issuances by Parent of shares of capital stock or voting securities of, or other equity interests in, Parent, except upon the settlement of Parent Performance RSU Awards outstanding at the close of business on October 22, 2018 and disclosed in Section 3.03(a) of the Parent Disclosure Letter, and in accordance with their terms in effect at such time.

(b) All outstanding shares of Parent Capital Stock are, and all shares of Parent Capital Stock that may be issued upon the settlement of Parent Performance RSU Awards will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Delaware General Corporation Law (the “DGCL”), the Parent Charter, the Parent Bylaws or any Contract to which Parent or any Parent Subsidiary is a party or otherwise bound (including the Parent Stock Plans). The shares of Parent Common Stock constituting the Stock Consideration will be, when issued, (A) duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent Bylaws or any Contract to which Parent or any Parent Subsidiary is a party or otherwise bound and (B) issued in compliance with applicable securities Laws. Except as set forth above in this Section 3.03 or pursuant to this Agreement, there are not issued, reserved for issuance or outstanding, and there are no outstanding obligations of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (y) any warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary, or any other obligation of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary or

(z) any rights issued by or other obligations of Parent or any Parent Subsidiary that are linked in any way to the price of any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary. Except pursuant to the Parent Stock Plans, there are not any outstanding obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. There are no debentures, bonds, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Parent Stockholders may vote (collectively, “Parent Voting Debt”). Neither Parent nor any Parent Subsidiary is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary. Except for this Agreement, neither Parent nor any Parent Subsidiary is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of Parent or any Parent Subsidiary.

(c) The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and validly issued and are fully paid and nonassessable. All of the issued and outstanding capital stock of Merger Sub is, and as of immediately prior to the Effective Time will be, owned by Parent or a Parent Subsidiary. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time, will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions, including the Merger.

SECTION 3.04 Authority; Execution and Delivery; Enforceability.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, including the Merger, subject, in the case of the Share Issuance and Parent Charter Amendment, to the receipt of the Parent Stockholder Approval.

(b) The Parent Board has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of Parent was present, (i) determining that the Merger is in the best interests of Parent and the Parent Stockholders, (ii) approving this Agreement and the Transactions, including the Merger, the Share Issuance and the Parent Charter Amendment, and (iii) recommending that the Parent Stockholders vote in favor of approval of the Share Issuance and the Parent Charter Amendment, and directing that the Share Issuance and Parent Charter Amendment be submitted to the Parent Stockholders for approval at a duly held meeting of such stockholders for such purpose (the “Parent Stockholders Meeting”). Such resolutions have not been amended or withdrawn as of the date of this Agreement.

(c) The Board of Directors of Merger Sub has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of Merger Sub was present, approving and adopting this Agreement and determining that entering into this Agreement is in the best interests of Merger Sub and its shareholder, and Parent, as the sole shareholder of Merger Sub, has approved this Agreement and the Transactions. Such resolutions have not been amended or withdrawn as of the date of this Agreement.

(d) Except for (i) the approval of the Share Issuance by the affirmative vote of the holders of a majority of the shares of Parent Common Stock represented in person or by proxy at the Parent Stockholders Meeting, as required by section 312.03 of the NYSE Listed Company Manual and (ii) the approval of the Parent Charter Amendment by the affirmative vote of holders of a majority of the outstanding shares of Parent Common

Stock entitled to vote thereon (the approvals described in clauses (i) and (ii) collectively are referred to herein as the “Parent Stockholder Approval”), no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize, adopt or approve this Agreement or to consummate the Transactions (except for the filing of the appropriate merger documents as required by the VSCA).

(e) Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation, enforceable against Parent and Merger Sub in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

SECTION 3.05 No Conflicts; Consents.

(a) The execution and delivery by Parent and Merger Sub of this Agreement does not, and the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation of the Transactions will not, violate, conflict with, result in a breach of any provision of or the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation or amendment under, give rise to an obligation to make an offer to purchase or redeem any Indebtedness or capital stock, voting securities or other equity interests under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Parent or any Parent Subsidiary under, any provision of (i) the Parent Charter, the Parent Bylaws, the Merger Sub Charter or the Merger Sub Bylaws as currently in effect, (ii) any Contract to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any judgment, order or decree of a Governmental Entity (“Judgment”) or statute, law (including common law), ordinance, rule or regulation, including the rules and regulations of the NYSE (“Law”), in each case applicable to Parent or any Parent Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No consent, waiver or Permit (“Consent”) of or from, or registration, declaration, notice or filing made to or with, any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger and the other Transactions, other than (i) (A) the filing with the SEC of the Joint Proxy Statement in definitive form, (B) the filing with the SEC, and the declaration of effectiveness under the Securities Act of 1933 (the “Securities Act”), of the registration statement on Form S-4 in connection with the issuance by Parent of the Stock Consideration, in which the Joint Proxy Statement will be included as a prospectus (the “Form S-4”), and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Securities Exchange Act of 1934 (the “Exchange Act”) and the Securities Act, as may be required in connection with this Agreement and the Transactions, (ii) compliance with and filings and the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (iii) the filing of the Articles of Merger with, and the issuance of a certificate of merger by, the SCC and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the Stock Consideration, (v) such Consents of or from, or registrations, declarations, notices or filings to or with the NYSE as are required to permit the consummation of the Merger and the listing of the shares of Parent Common Stock to be issued as Stock Consideration and (vi) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 3.06 Reporting Documents; Undisclosed Liabilities.

(a) Parent has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Parent with the SEC since January 1, 2017 (such documents, together with any exhibits and schedules thereto and other information incorporated therein as they have been supplemented, modified or amended since the time of filing, excluding the Joint Proxy Statement and the Form S-4, being collectively referred to as the “Parent Reporting Documents”).

(b) Each Parent Reporting Document (i) at the time filed, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto at the time of such filing, and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Parent included in the Parent Reporting Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, as indicated in the notes thereto, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and except as indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC).

(c) Neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected in financial statements prepared in accordance with GAAP, except for: (i) liabilities reflected or reserved against in Parent’s consolidated balance sheets (or the notes thereto) included in the Parent Reporting Documents, (ii) normal and recurring liabilities that have been incurred by Parent or any Subsidiary since June 30, 2018 in the ordinary course of business consistent with prior practice, (iii) liabilities incurred in connection with the Transactions, and (iv) liabilities which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q included in the Parent Reporting Documents, the chief executive officer and chief financial officer of Parent have made all certifications required by the Sarbanes–Oxley Act of 2002 (“SOX”) and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are true and correct as of their respective dates. As of the date hereof, Parent has not received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certificates. As of the date hereof, there are no outstanding or unresolved comments received by Parent from the SEC with respect to any of the Parent Reporting Documents. As of the date hereof, to the Knowledge of Parent, none of the Parent Reporting Documents is the subject of ongoing SEC review or investigation.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent, as appropriate, to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

SECTION 3.07 Information Supplied. None of the information supplied or to be supplied by Parent or any Parent Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to each of the Parent Stockholders and the Company Shareholders or at the time of each of the Parent Stockholders Meeting and the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

SECTION 3.08 Absence of Certain Changes or Events.

(a) Since June 30, 2018, there has not occurred any Parent Material Adverse Effect or any fact, circumstance, effect, change, event or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect;

(b) From June 30, 2018, to the date of this Agreement, each of Parent and each Parent Subsidiary has conducted its respective business in the ordinary course in all material respects. Neither Parent nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of the Agreement, would (without the Company’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 5.01(a)(i), (iv), (v), (vi), (x), (xii) or (xiv) (solely as it relates to the foregoing Sections 5.01(a)(i), (iv), (v), (vi), (x) or (xii)).

SECTION 3.09 Taxes.

(a) Each of Parent and each Parent Subsidiary has timely filed, taking into account any extensions of time for filing, all material Tax Returns required to have been filed and such Tax Returns are accurate and complete in all material respects. Each of Parent and each Parent Subsidiary has paid all material Taxes that are due and payable by it (other than Taxes that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Filed Parent Reporting Documents). There is no outstanding material Claim, assessment or deficiency against Parent or any Parent Subsidiary for any Tax that has been asserted or threatened in writing by any Governmental Entity (except for any such Claim, assessment or deficiency that is being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Filed Parent Reporting Documents). All material withholding Tax requirements imposed on or with respect to Parent or any of the Parent Subsidiaries have been satisfied in full.

(b) There are no material disputes, audits, examinations, investigations or Proceedings pending or threatened in writing in respect of any Taxes or Tax Return of Parent or any Parent Subsidiary. No requests for waivers of the time to assess any material Taxes are pending or in force.

(c) Other than for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Filed Parent Reporting Documents, there are no Liens with respect to material Taxes against any of the properties or assets of Parent or any Parent Subsidiary. No written or, to the Knowledge of Parent, other claim has been received by Parent or any Parent Subsidiary from a Governmental Entity in a jurisdiction in which Parent or any Parent Subsidiary does not file Tax Returns stating that Parent or any Parent Subsidiary is or may be subject to material taxation by such jurisdiction. Neither Parent nor any Parent Subsidiary is a party to or is otherwise bound by any material Tax sharing, allocation or indemnification Contract (other than (i) a Contract exclusively between or among Parent and wholly owned Parent Subsidiaries or (ii) any Tax sharing, allocation or indemnification provisions contained in any Contract entered into in the ordinary course of business and not primarily relating to Taxes (e.g., leases, credit agreements or other commercial agreements)). Neither Parent nor any Parent Subsidiary has any material liability for Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(d) Neither Parent nor any Parent Subsidiary has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(e) Neither Parent nor any Parent Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (or a successor thereto) in a distribution of stock intended to qualify for tax-free treatment under section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of section 355(e) of the Code) in conjunction with the Transactions.

(f) Parent is not an “investment company” within the meaning of section 368(a)(2)(F) of the Code.

(g) After reasonable diligence, neither Parent nor any Parent Subsidiary is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of section 368(a) of the Code.

SECTION 3.10 Employee Benefits.

(a) Section 3.10(a) of the Parent Disclosure Letter sets forth a true and complete list of each material Parent Benefit Plan.

(b) With respect to each material Parent Benefit Plan, Parent has made available to the Company true and correct copies, to the extent applicable, of (i) such Parent Benefit Plan, including any material amendment thereto, and if applicable a summary plan description thereof, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (iv) the two most recent annual reports on Form 5500 required to be filed with the IRS with respect thereto and the two most recent annual information returns required to be filed with any Governmental Entity and (v) the most recently received IRS determination letter or opinion.

(c) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each Parent Benefit Plan (and any related trust or other funding vehicle) has been maintained in compliance with its terms and applicable Law (including ERISA and the Code). Each Parent Benefit Plan that is intended to be “qualified” within the meaning of section 401(a) of the Code is so qualified and has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, there are no circumstances or any events that have occurred that would reasonably be expected to cause the loss of such qualification status of any such Parent Benefit Plan. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, there are no pending or, to the Knowledge of Parent, threatened claims by, on behalf of or against any Parent Benefit Plan or any trust related thereto that could result in any liability to Parent or any of the Parent Subsidiaries, and no audit or other Proceeding by a Governmental Entity is pending or, to the Knowledge of Parent, threatened with respect to any Parent Benefit Plan.

(d) During the previous six years, neither Parent, any of its Subsidiaries nor any of their respective ERISA Affiliates has maintained, sponsored, participated in or contributed to (or been obligated to maintain, sponsor, participate in or contribute to), (i) an employee benefit plan subject to section 412 of the Code or section 302 or Title IV of ERISA, (ii) a “multiemployer plan” (as defined in section 3(37) of ERISA), or (iii) a “multiple employer plan” as defined in section 210 of ERISA or section 413(c) of the Code. No material liability under section 302 or Title IV of ERISA or section 412 of the Code has been incurred by Parent that has not been satisfied in full (other than any liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course of business, all of which have been timely paid) and no condition exists that could reasonably be expected to result in any such material liability to Parent. Parent has not been required to post any security under ERISA or section 436 of the Code with respect to any Parent Benefit Plan, and no fact or event exists that could reasonably be expected to give rise to any such lien or requirement to post any such security with respect to any Parent Benefit Plan.

(e) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, neither Parent or any of its Subsidiaries has any liability for providing health, medical or life insurance or other welfare benefits (whether or not insured) with respect to any Parent Personnel (or any of their beneficiaries) after retirement or other termination of employment, other than coverage or benefits (i) required to be provided under Part 6 of Title I of ERISA, section 4980(B)(f) of the Code or any other applicable Law or (ii) the full cost of which is borne by such Parent Personnel (or any of their beneficiaries).

(f) None of the execution and delivery of this Agreement, the performance by either party of its obligations hereunder or the consummation of the Transactions, including the Merger (alone or in combination with any other event) will (i) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefit or trigger any other material obligation under any Parent Benefit Plan, or (ii) result in any amount failing to be deductible under section 280G of the Code. No Parent Benefit Plan provides for the gross-up or reimbursement of Taxes under section 4999 of the Code or section 409A of the Code.

(g) The representations and warranties in this Section 3.10 are the sole and exclusive representations and warranties of Parent relating to Parent Benefit Plans (including their compliance with any applicable Law) or ERISA, and no other representation or warranty of Parent in this Agreement shall be construed to relate to Parent Benefit Plans (including their compliance with any applicable Law) or ERISA

SECTION 3.11 Labor and Employment Matters.

(a) Neither Parent nor any Parent Subsidiary is a party to any collective bargaining agreement or other Contract with any labor union or similar organization (“Collective Bargaining Agreements”) with respect to any current or former employees of Parent or any Parent Subsidiary. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (i) there is no pending or, to the Knowledge of Parent, threatened strike, lockout, slowdown or work stoppage by or with respect to any current or former employees of Parent or any Parent Subsidiary, (ii) to the Knowledge of Parent, there are no activities or Proceedings of any labor union or similar organization to organize any employees of Parent or any Parent Subsidiary and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union or other similar organization, and (iii) no employees of Parent or any Parent Subsidiary are represented by any labor union or other similar organization with respect to their employment with Parent or any Parent Subsidiary. There is no material unfair labor practice pending or, to the Knowledge of Parent, threatened against or involving Parent or any Parent Subsidiary.

(b) Except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries are in compliance with all applicable Laws relating to labor and employment, including, without limitation, those relating to labor management relations, wages, hours, overtime, non-discrimination, non-retaliation, sexual harassment, civil rights, affirmative action, work authorization, recordkeeping, immigration, safety and health and continuation coverage under group health plans. To the Knowledge of Parent, no employee of Parent or any

Parent Subsidiary is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to Parent or any Parent Subsidiary or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by Parent or any Parent Subsidiary or (B) to the knowledge or use of trade secrets or proprietary information. To the Knowledge of Parent, in the last five years, no allegations of sexual harassment have been made against (i) any officer of Parent or any Parent Subsidiary or (ii) an employee of Parent or any Parent Subsidiary at a level of Vice President or above.

SECTION 3.12 Litigation. As of the date of this Agreement, there is no suit, action or other Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary that, individually or in the aggregate, has had and would reasonably be expected to have a Parent Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of Parent, written demand or investigation by any Governmental Entity involving Parent or any Parent Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had and would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 3.13 Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries are in, and since January 1, 2017 have been in, compliance with all applicable Laws and the Parent Permits. To the Knowledge of Parent, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, there is no demand or investigation by or before any Governmental Entity pending or, to the Knowledge of Parent, threatened alleging that Parent or any Parent Subsidiary is not in compliance with any applicable Law or Parent Permit. This Section 3.13 does not relate to Tax matters or environmental matters, which are the subjects of Section 3.09 and Section 3.16, respectively.

SECTION 3.14 Rights-of-Way. Each of Parent and the Parent Subsidiaries has such Consents, easements, rights-of-way, Permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business in the manner currently conducted, except for such Rights-of-Way the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such violations, revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pipelines operated by Parent and the Parent Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by Parent, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 3.15 Oil and Gas Matters.

(a) Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by DeGolyer and MacNaughton (the “Parent Independent Petroleum Engineers”) relating to Parent interests referred to therein as of December 31, 2017 (the “Parent Reserve Report”) or (ii) reflected in the Parent Reserve Report or in the Filed Parent Reporting Documents as having been sold or otherwise disposed of, other than sales or dispositions after the date hereof in accordance with Section 5.01, Parent and the Parent Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by Parent and the Parent Subsidiaries, free and clear of all conditions, encroachments, easements, rights of way, restrictions and Liens, except for Permitted Liens and conditions, encroachments, easements, rights of way, restrictions or Liens which, individually or in the aggregate, would not reasonably be expected to materially impair the continued use and operation of the Oil and Gas Properties to which they relate by Parent and each Parent Subsidiary. For purposes of the foregoing sentence, “good and defensible title” means that title of Parent and the Parent Subsidiaries in and to the Oil and Gas Properties set forth on the Parent Reserve Report that, as of the Closing Date, and subject to Permitted Liens (1) entitles Parent (or one or more of the Parent Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest percentage shown for such Oil and Gas Property in the Parent Reserve Report, except, in each case, (i) any decreases in connection with those operations in which Parent or a Parent Subsidiary may elect after the date hereof to be a non-consenting co-owner, and (ii) any decreases resulting from the establishment or amendment, after the date hereof, of pools or units, and (iii) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, (2) as to any Well, obligates Parent (or one or more of the Parent Subsidiaries, as applicable), in the aggregate, to bear a working interest no greater than the working interest shown for such Well in the Parent Reserve Report, except (i) increases that are accompanied by at least a proportionate increase in Parent’s and the Parent Subsidiaries’ aggregate net revenue interest therein, and (ii) for increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws that are accompanied by at least a proportionate increase in Parent’s and the Parent Subsidiaries’ aggregate net revenue interest therein and (3) is free and clear of all Liens, conditions, encroachments, easements, rights of way, restrictions, burdens and/or irregularities which, individually or in the aggregate, would not reasonably be expected to materially impair the continued use and operation of the Oil and Gas Properties to which they relate in the conduct of the business of Parent and each Parent Subsidiary as presently conducted.

(b) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied to the Parent Independent Petroleum Engineers, by or on behalf of Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report are derived from reports that have been prepared by the Parent Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, as of the date of this Agreement there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases of Parent or any Parent Subsidiary have been properly and timely paid, (ii) all Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of the Parent Subsidiaries have been timely and properly paid (in each case, except such Production Burdens (x) as are being currently paid prior to delinquency in the ordinary course of business or (y) the amount or validity of which is being contested in good faith by appropriate proceeding and for which appropriate reserves have been established) and (iii) none of Parent or any of the Parent Subsidiaries (and, to Parent’s Knowledge, no third-party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of the Parent Subsidiaries.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Parent and the Parent Subsidiaries are being received by them in a timely manner other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(e) All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of Parent or the Parent Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by Parent or any of the Parent Subsidiaries related to such wells and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the Oil and Gas Properties of Parent or the Parent Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the consummation of the Transactions.

SECTION 3.16 Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (a) each of Parent and each Parent Subsidiary has been and is in compliance with all applicable Environmental Laws, and neither Parent nor any Parent Subsidiary has received any written communication alleging that Parent or any Parent Subsidiary is in violation of, or has any liability under, any Environmental Law; (b) each of Parent and each Parent Subsidiary possesses and is in compliance with all Permits required under Environmental Laws (“Environmental Permits”) for the conduct of its respective operations and all such Environmental Permits are valid and in good standing; (c) there are no Environmental Claims pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary; (d) neither Parent nor any Parent Subsidiary is subject to any Judgment pursuant to or in connection with any Environmental Law; (e) there has been no Release of any Hazardous Material at any of the properties that are owned, leased or operated by Parent or any Parent Subsidiary, or to the Knowledge of Parent, any properties formerly owned, leased or operated by Parent or any Parent Subsidiary, that would reasonably be expected to form the basis of any Environmental Claim against Parent or any Parent Subsidiary; and (f) neither Parent nor any Parent Subsidiary has retained or assumed, either contractually or by operation of Law, any liabilities or obligations that would reasonably be expected to form the basis of any Environmental Claim against Parent or any Parent Subsidiary.

SECTION 3.17 Contracts.

(a) Except with respect to Contracts solely among Parent and any wholly owned Parent Subsidiary or Parent Subsidiaries, or solely among any wholly owned Parent Subsidiaries, Section 3.17(a) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii) each loan and credit agreement or other Contract pursuant to which any Indebtedness for borrowed money in excess of $10,000,000 of Parent or any Parent Subsidiary is outstanding or may be incurred;

(iii) each material partnership, joint venture or similar agreement to which Parent or any Parent Subsidiary is a party relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case material to Parent and the Parent Subsidiaries, taken as a whole, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of Parent or any Parent Subsidiary; and

(iv) other than in the ordinary course, each Contract to which Parent or any Parent Subsidiary is a party involving the future disposition, acquisition, license, use, distribution or outsourcing of assets, properties, rights or services with a fair market value in excess of $30,000,000.

Each Contract of the type described in this Section 3.17 is referred to herein as a “Parent Material Contract”.

(b) A complete and correct copy of each of the Parent Material Contracts existing as of the date of this Agreement has been made available to the Company prior to the date hereof. Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) each Parent Material Contract is a valid, binding and legally enforceable obligation of Parent or one of the Parent Subsidiaries, as the case may be, and, to the Knowledge of Parent, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Parent Material Contract is in full force and effect (except for expiration in accordance with the terms thereof) and (iii) neither Parent nor any Parent Subsidiary is (with or without notice or lapse of time, or both) in breach or default under any such Parent Material Contract and, to the Knowledge of Parent, no other party to any such Parent Material Contract is, as of the date of this Agreement, (with or without notice or lapse of time, or both) in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or its Subsidiaries, or, to the Knowledge of Parent, any other party thereto. There are no disputes pending or, to the Knowledge of Parent, threatened with respect to any Parent Material Contract and neither Parent nor any of its Subsidiaries has received any written notice of the intention of any other party to any Parent Material Contract to terminate for default, convenience or otherwise any Parent Material Contract, nor to the Knowledge of Parent, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 3.18 Derivative Transactions.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Derivative Transactions entered into by Parent or any of the Parent Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and the Parent Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of the Parent Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

(c) The Filed Parent Reporting Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Parent and the Parent Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Parent attributable to the production and marketing of Parent and the Parent Subsidiaries, as of the dates reflected therein.

SECTION 3.19 Properties.

(a) Except where the failure to do so, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent or a Parent Subsidiary has good, valid and defensible title to, and marketable and insurable fee simple interest in or a valid leasehold interest in, each of the material real properties (except for any of Parent’s or any Parent Subsidiaries’ Oil and Gas Properties, which are subject to Section 3.15 and shall not constitute a Parent Property for the purposes of this Agreement) reflected as an asset on the most recent balance sheet of Parent included in the Parent Reporting Documents (each, a “Parent Property”), in each case free and clear of all conditions, encroachments, easements, rights of way, restrictions and Liens, except for Permitted Liens and conditions, encroachments, easements, rights of way, restrictions or Liens which do not, individually or in the aggregate, materially impair and would not reasonably be expected to materially impair the continued use and operation of the real properties to which they relate in the conduct of the business of Parent and each Parent Subsidiary as presently conducted. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary has received notice to the effect that there are any condemnation, expropriation or other Proceedings that are pending or, to the Knowledge of Parent, threatened with respect to any material portion of any of the Parent Properties. Except for the owners of the properties in which Parent or a Parent Subsidiary has a leasehold interest, no Person other than Parent or a Parent Subsidiary has any ownership interest in any of the Parent Properties owned by Parent or a Parent Subsidiary.

(b) Each of Parent and each Parent Subsidiary has complied with the terms of all leases pursuant to which Parent or a Parent Subsidiary has a leasehold interest in the Parent Properties (the “Parent Leases”), and all such Parent Leases are in full force and effect, except for such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, to the Knowledge of Parent, there are no disputes between Parent or any Parent Subsidiary and any landlord under the Parent Leases, nor are there any claims or events of default or threats of any claims or events of default with respect to any Parent Lease.

SECTION 3.20 Intellectual Property. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) each of Parent and each Parent Subsidiary owns, or is validly licensed or otherwise has the right to use, all Intellectual Property used in or necessary for the conduct of its business as currently conducted, free and clear of all Liens (other than Permitted Liens), (ii) as of the date of this Agreement, no suits, actions or other Proceedings are pending or, to the Knowledge of Parent, threatened that Parent or any Parent Subsidiary is infringing, misappropriating or otherwise violating the rights of any Person with respect to any Intellectual Property, (iii) the operation of the business of each of Parent and each Parent Subsidiary as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any Person and has not, since September 12, 2016, infringed, misappropriated or otherwise violated any Intellectual Property of any Person, (iv) as of the date of this Agreement, to the Knowledge of Parent, no Person is infringing, misappropriating or otherwise violating the rights of Parent or any Parent Subsidiary with respect to any Intellectual Property owned by Parent or any Parent Subsidiary, (v) Parent and each Parent Subsidiary have taken reasonable measures to protect the confidentiality of trade secrets and confidential information used in the businesses of each of Parent and each Parent Subsidiary as presently conducted, and (vi) each of Parent and each Parent Subsidiary protects the operation and security of their software and systems (and the data therein) and there have been no breaches or outages of same. The Intellectual Property used in or necessary for the conduct of the business of each of Parent and each Parent Subsidiary will continue to be owned by or licensed to Parent or the respective Parent Subsidiary, as applicable, on identical terms and conditions immediately following the consummation of the Transactions, as are in effect immediately prior to such consummation, in all material respects.

SECTION 3.21 Permits. Each of Parent and each Parent Subsidiary has, and at all times since January 1, 2017 has had, all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders, registrations, clearances and approvals (collectively, “Permits”) necessary to enable each of Parent and each Parent Subsidiary to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted (collectively, the “Parent Permits”), except where the failure to have such power or authority or to possess the Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. All

Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect, such suspension or cancellation or such failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 3.22 Insurance. Parent and its Subsidiaries have obtained and maintained in full force and effect insurance, underwritten by financially reputable insurance companies, in such amounts, on such terms and covering such risks as is reasonably adequate and customary for their business and operations. Except in each case as has not had and as would not have a Parent Material Adverse Effect, as of the date of this Agreement, (i) all material insurance policies of Parent and the Parent Subsidiaries are in full force and effect and (ii) all premiums due thereon have been paid.

SECTION 3.23 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Guggenheim Securities, LLC (the “Parent Financial Advisor”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the Transactions based upon arrangements made by or on behalf of Parent or any Parent Subsidiary.

SECTION 3.24 Opinion of Financial Advisor. The Parent Board has received an opinion from the Parent Financial Advisor to the effect that, as of the date of such opinion, subject to the qualifications, assumptions and limitations set forth therein, the Merger Consideration is fair from a financial point of view to Parent. A signed copy of the written opinion of the Parent Financial Advisor rendered to the Parent Board will be delivered to the Company, solely for informational purposes, promptly following receipt thereof by Parent.

SECTION 3.25 Regulatory Matters.

(a) Neither Parent nor any Parent Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”).

(b) All natural gas pipeline systems and related facilities constituting Parent’s and the Parent Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

SECTION 3.26 Related Party Transactions. As of the date of this Agreement, neither Parent nor any of its Subsidiaries is party to any transaction or arrangement under which any (i) present or former executive officer or director of Parent or any of its Subsidiaries, (ii) beneficial owner of 5% or more of the Parent Common Stock or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract or transaction with or binding upon Parent or any of its Subsidiaries or owns or has any interest in any of their respective properties or assets, in each case that have not been disclosed by Parent pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (any Contract, transaction or other arrangement of the type described in this sentence, a “Parent Related Party Transaction”) in the Parent Reporting Documents.

SECTION 3.27 Parent Ownership of Company Common Shares. Neither Parent nor any Parent Subsidiary owns any capital stock of the Company or any Company Subsidiary. In the past three years, neither Parent nor any Parent Subsidiary has been the “beneficial owner” (as such term is defined in Article 14 of the VSCA) of more than 10% of any class of the outstanding voting shares of the Company.

SECTION 3.28 Financing. Parent has delivered to the Company true, complete and accurate fully executed copies of (a) a debt commitment letter (the “Commitment Letter”), dated as of the date hereof, between

JPMorgan Chase Bank, N.A. (the “Lender”) and Parent, and (b) the related fee letter (the “Fee Letter” and, together with the Commitment Letter, the “Debt Letters”) redacted in a customary manner solely with respect to the fees, pricing caps and certain economic terms (including economic flex terms), which redacted information does not adversely affect the amount, availability or conditionality of the funding of the Financing, in each case, including all exhibits, schedules, annexes and amendments to such letters in effect as of the date hereof, pursuant to which and subject to the terms and conditions thereof, the Lender has committed to lend the amounts set forth therein to Parent (the provision of such funds as set forth therein, the “Financing”) for the purposes set forth in such Commitment Letter. The Commitment Letter (i) has not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement and (ii) to the Knowledge of Parent, no such withdrawal, rescission, amendment, restatement, modification or waiver is contemplated (other than any such amendment, modification, or restatement to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who have not executed the Commitment Letter as of the date hereof). As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent and the other parties thereto, subject in each case to the bankruptcy and principles of equity exceptions. There are no conditions precedent or contingencies directly or indirectly related to the funding of the Financing pursuant to the Commitment Letter, other than as expressly set forth in the Commitment Letter. At the Closing, assuming the accuracy of the representations and warranties in Article IV and the satisfaction of the conditions precedent set forth in Article VII, after giving effect to the Financing, Parent and Merger Sub will have sufficient funds to pay all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the aggregate Merger Consideration and all fees and expenses expected to be incurred in connection therewith. As of the date of this Agreement, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach or default on the part of Parent under the Commitment Letter or any other party to the Commitment Letter or, to the Knowledge of Parent, otherwise result in any portion of the Financing to be unavailable. As of the date of this Agreement there are no side letters or other agreements, Contracts, arrangements or understandings (written or oral) directly or indirectly related to the funding of the Financing that could affect the availability of the Financing other than as expressly set forth in the Commitment Letter. Parent has paid in full any and all commitment fees and other fees required to be paid on or prior to the date hereof under the terms of the Commitment Letter and will pay all other commitment fees and other fees as required to be paid at Closing under the terms of the Commitment Letter upon the Closing. As of the date of this Agreement, Parent is not aware of any fact, event or other occurrence that, with or without notice, lapse of time or both could reasonably be expected to result in any of the conditions in the Commitment Letter not being satisfied.

SECTION 3.29 Solvency. Assuming the accuracy, in all material respects, of the representations and warranties of the Company in Article IV that relate to Solvency, after giving effect to the Merger and the other transactions contemplated by this Agreement, the payment of all amounts required to be paid in connection with the consummation of the transactions contemplated in this Agreement and the payment of all related fees and expenses, Parent and its consolidated Subsidiaries (including the Surviving Corporation) shall be Solvent as of the Closing Date and as of the Effective Time.

SECTION 3.30 No Additional Representations.

(a) Parent acknowledges that, except for the representations and warranties of the Company expressly set forth in Article IV, none of the Company or the Company Subsidiaries nor any of their respective Representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Parent or any of its Representatives, and that Parent is not executing or authorizing the execution of this Agreement in reliance upon any such representation or warranty not explicitly set forth in Article IV. Without limiting the generality of the foregoing, Parent acknowledges that none of the Company or the Company Subsidiaries nor any of their respective Representatives or any other Person has made any express or any implied representations or warranties to Parent with respect to (i) the Company or the Company Subsidiaries, their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or the Company Subsidiaries or (ii) any material, documents or information relating to the Company or the Company Subsidiaries furnished or provided to Parent or its Representatives or made available to Parent or its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions, except as expressly and specifically covered by a representation or warranty set forth in Article IV.

(b) Parent has received from the Company and its Representatives certain projections and other forecasts, including projected financial statements, cash flow items and other data of the Company and the Company Subsidiaries and certain business plan information of the Company and the Company Subsidiaries. Parent acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that Parent is familiar with such uncertainties, that Parent is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that Parent and its Representatives shall have no Claim against any Person with respect thereto. Accordingly, Parent acknowledges that, without limiting the generality of this Section 3.30, neither the Company nor any Person acting on behalf of the Company has made any representation or warranty with respect to such projections and other forecasts and plans.

ARTICLE IV

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article IV are true and correct, except (i) as set forth in the Company Reporting Documents publicly available and filed with or furnished to the SEC since January 1, 2017 (the “Filed Company Reporting Documents”) (excluding any disclosures in the Filed Company Reporting Documents under the heading “Risk Factors” and in any section related to forward-looking statements and in any other disclosures that are similarly predictive or forward-looking in nature (other than any historical factual information contained within such headings, statements or disclosure)) or (ii) as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub prior to the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall be deemed to qualify other sections in this Article IV to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections. The mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 4.01 Organization, Standing and Power. Each of the Company and each of the Company’s Subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), with all requisite entity power and authority to own, operate or lease its properties and assets and to carry on its business as now being conducted except where the failure to be so organized, existing or in good standing, or to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties and assets makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent and Merger Sub, prior to execution of this Agreement, true and correct copies of the articles of incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”) and the bylaws of the Company in effect as of the date of this Agreement (the “Company Bylaws”), as well as the Organizational Documents of each of the Company Subsidiaries. Neither the Company nor any Company Subsidiary is in material violation of any of the provisions of such Organizational Documents.

SECTION 4.02 Company Subsidiaries.

(a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are (other than qualifying shares and shares held by natural persons pursuant to requirements of Law of non-U.S. jurisdictions) wholly owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests) except for restrictions imposed by applicable securities Laws and, in each case, except for Permitted Liens. Section 4.02(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Company Subsidiaries, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the type of and percentage of interest held (including capital account balances for any entity treated as a partnership for income tax purposes from the most recently filed relevant Tax Return), directly or indirectly, by the Company in each Company Subsidiary, (iii) the names of and the type of and percentage of interest held (including capital account balances for any entity treated as a partnership for income tax purposes from the most recently filed relevant Tax Return) by any Person other than the Company or a Company Subsidiary in each Company Subsidiary and (iv) the classification for U.S. federal income tax purposes of each Company Subsidiary.

(b) Except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity other than ordinary course investments in publicly traded securities constituting one percent or less of a class of outstanding securities of any entity.

SECTION 4.03 Capital Structure.

(a) The authorized capital stock of the Company consists of 45,000,000 Company Common Shares, and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock” and, together with the Company Common Shares, the “Company Capital Stock”). At the close of business on October 22, 2018, (i) 15,073,776 Company Common Shares were issued and outstanding, none of which were subject to vesting or other forfeiture conditions or repurchase by the Company, (ii) no Company Common Shares were held in the Company’s treasury, (iii) no shares of the Company Preferred Stock were issued and outstanding, and (iv) 638,461 Company Common Shares were reserved and available for issuance pursuant to the Company Stock Plan, of which (A) 214,551 shares were issuable upon settlement of outstanding Company RSU Awards, and (B) 178,142 shares were issuable upon settlement of outstanding Company PSU Awards (assuming maximum levels of performance are achieved). Except as set forth in this Section 4.03, at the close of business on October 22, 2018, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding. From the close of business on October 22, 2018, to the date of this Agreement, there have been no issuances by the Company of shares of capital stock or voting securities of, or other equity interests in, the Company, other than the issuance of Company Common Shares upon the settlement of the Company RSU Awards and Company PSU Awards, in each case outstanding at the close of business on October 22, 2018 and disclosed in Section 4.03(a) of the Company Disclosure Letter, and in accordance with their terms in effect at such time.

(b) All outstanding shares of Company Capital Stock are, and all shares of Company Capital Stock that may be issued upon the settlement of Company RSU Awards and Company PSU Awards will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the VSCA, the Company Charter, the Company Bylaws or any Contract to which Company or any Company Subsidiary is a party or otherwise bound (including the Company Stock Plan). Except as set forth above in this Section 4.03, there are not issued, reserved for issuance or outstanding, and there are no outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (y) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (z) any rights issued by or other obligations of the Company or any Company Subsidiary that are linked in any way to the price of any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary. Except pursuant to the Company Stock Plan, there are not any outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. There are no debentures, bonds, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote (collectively, “Company Voting Debt”). Neither the Company nor any Company Subsidiary is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary (other than the Company Credit Facilities). Except for this Agreement and, with respect to the Company Subsidiaries, the Company Credit Facilities, neither the Company nor any Company Subsidiary is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any Company Subsidiary. All Company RSU Awards and Company PSU Awards outstanding as of the date of this Agreement may, pursuant to their terms, be treated in accordance with Section 6.04.

SECTION 4.04 Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, including the Merger, subject, in the case of the Merger, to the receipt of the Company Shareholder Approval.

(b) The Company Board has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of the Company was present, (i) approving and adopting this Agreement, (ii) determining that entering into this Agreement and the consummation of the Transactions, including the Merger, is in the best interests of the Company and its shareholders, and (iii) recommending that the Company Shareholders approve this Agreement and directing that this Agreement be submitted to the Company Shareholders for approval at a duly held meeting of such shareholders for such purpose (the “Company Shareholders Meeting”). Such resolutions have not been amended or withdrawn as of the date of this Agreement.

(c) Except for the approval of this Agreement by the affirmative vote of the holders of more than two-thirds (2/3) of all the votes entitled to be cast at the Company Shareholders Meeting (the “Company

Shareholder Approval”), no other corporate proceedings on the part of the Company are necessary to authorize, adopt or approve this Agreement or to consummate the Transactions (except for the filing of the appropriate merger documents as required by the VSCA).

(d) The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(e) Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties in Section 3.27, the Company and the Company Board have taken all actions required to be taken by them to exempt this Agreement, the Merger and the other Transactions from Article 14 and Article 14.1 of the VSCA, and there are no other anti-takeover statutes or regulations applicable to this Agreement, the Merger or the other Transactions.

SECTION 4.05 No Conflicts; Consents.

(a) The execution and delivery by the Company of this Agreement does not, and the performance by the Company of its obligations hereunder and the consummation of the Transactions will not, violate, conflict with, result in a breach of any provision of or the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation or amendment under, give rise to an obligation to make an offer to purchase or redeem any Indebtedness or capital stock, voting securities or other equity interests under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter or the Company Bylaws as currently in effect, (ii) any Contract (other than the Company Credit Facilities) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.05(b), any Judgment or Law, in each case applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with, any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery, and performance of this Agreement by the Company or the consummation by the Company of the Merger and the other Transactions, other than (i) (A) the filing with the SEC of the Joint Proxy Statement in definitive form, (B) the filing with the SEC, and the declaration of effectiveness under the Securities Act, of the Form S-4 and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act, as may be required in connection with this Agreement and the Transactions, (ii) compliance with and filings and the expiration or early termination of the applicable waiting period under the HSR Act, (iii) the filing of the Articles of Merger with, and the issuance of a certificate of merger by, the SCC and appropriate documents with the relevant authorities of the other jurisdictions in which Parent, Merger Sub and the Company are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the Stock Consideration, (v) such Consents of or from, or registrations, declarations, notices or filings to or with NASDAQ as are required to permit the consummation of the Merger and the listing of the shares of Parent Common Stock to be issued as Stock Consideration, (vi) filings required to release any Liens under the Company Credit Facilities to the extent required to be released upon consummation of the Merger, and (vii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.06 Reporting Documents; Undisclosed Liabilities.

(a) The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2017 (such documents, together with any exhibits and schedules thereto and other information incorporated therein as they have been supplemented, modified or amended since the time of filing, excluding the Joint Proxy Statement and the Form S-4, being collectively referred to as the “Company Reporting Documents”).

(b) Each Company Reporting Document (i) at the time filed, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto at the time of such filing, and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company included in the Company Reporting Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, as indicated in the notes thereto, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and except as indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC).

(c) Neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected in financial statements prepared in accordance with GAAP, except for: (i) liabilities reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the Company Reporting Documents, (ii) normal and recurring liabilities that have been incurred by the Company or any Subsidiary since June 30, 2018 in the ordinary course of business consistent with prior practice, (iii) liabilities incurred in connection with the Transactions, and (iv) liabilities which would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect.

(d) With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q included in the Company Reporting Documents, the chief executive officer and chief financial officer of the Company have made all certifications required by SOX and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are true and correct as of their respective dates. As of the date hereof, the Company has not received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certificates. As of the date hereof, there are no outstanding or unresolved comments received by the Company from the SEC with respect to any of the Company Reporting Documents. As of the date hereof, to the Knowledge of the Company, none of the Company Reporting Documents is the subject of ongoing SEC review or investigation.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

SECTION 4.07 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to each of the Parent Stockholders and the Company Shareholders or at the time of each of the Parent Stockholders Meeting and the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent for inclusion or incorporation by reference therein.

SECTION 4.08 Absence of Certain Changes or Events.

(a) Since June 30, 2018, there has not occurred any Company Material Adverse Effect or any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had and would reasonably be expected to have a Company Material Adverse Effect; and

(b) From June 30, 2018, to the date of this Agreement, (i) each of the Company and each Company Subsidiary has conducted its respective business in the ordinary course in all material respects, (ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, including the Oil and Gas Properties of the Company and its Subsidiaries, whether or not covered by insurance, and (iii) neither the Company nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 5.01(b)(i), (ii), (v), (vi), (vii), (viii) (xvi), (xviii) or (xx) (solely as it relates to the foregoing Sections 5.01(b)(i), (ii), (v), (vi), (vii), (viii) or (xvi)).

SECTION 4.09 Taxes.

(a) Each of the Company and each Company Subsidiary has timely filed, taking into account any extensions of time for filing, all material Tax Returns required to have been filed by it, and such Tax Returns are accurate and complete in all material respects. Each of the Company and each Company Subsidiary has paid all material Taxes that are due and payable by it (other than Taxes that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Filed Company Reporting Documents). There is no outstanding material Claim, assessment or deficiency against the Company or any Company Subsidiary for any Tax that has been asserted or threatened in writing by any Governmental Entity (except for any such Claim, assessment or deficiency that is being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Filed Company Reporting Documents). All material withholding Tax requirements imposed on or with respect to the Company or any of the Company Subsidiaries have been satisfied in full.

(b) There are no material disputes, audits, examinations, investigations or Proceedings pending or threatened in writing in respect of any Taxes or Tax Return of the Company or any Company Subsidiary. No requests for waivers of the time to assess any material Taxes are pending or in force.

(c) Other than for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Filed Company Reporting Documents, there are no Liens with respect to material Taxes against any of the properties or assets of the Company or any Company Subsidiary. No written or, to the Knowledge of the Company, other claim has been received by the Company or any Company Subsidiary from a Governmental Entity in a jurisdiction in which the Company or any Company Subsidiary does not file Tax Returns stating that the Company or any Company Subsidiary is or may be subject to material taxation by such jurisdiction. Neither the Company nor any Company Subsidiary is a party to or is otherwise bound by any material Tax sharing, allocation or indemnification Contract (other than (i) a Contract exclusively between or among the Company and wholly owned Company Subsidiaries or (ii) any Tax sharing, allocation or indemnification provisions contained in any Contract entered into in the ordinary course of business and not primarily relating to Taxes (e.g., leases, credit agreements or other commercial agreements)). Neither the Company nor any Company Subsidiary has any material liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(d) Neither the Company nor any Company Subsidiary has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(e) Neither the Company nor any Company Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (or a successor thereto) in a distribution of stock intended to qualify for tax-free treatment under section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of section 355(e) of the Code) in conjunction with the Transactions.

(f) The Company is not an “investment company” within the meaning of section 368(a)(2)(F) of the Code.

(g) After reasonable diligence, neither the Company nor any Company Subsidiary is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of section 368(a) of the Code.

SECTION 4.10 Employee Benefits.

(a) Section 4.10(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Benefit Plan.

(b) With respect to each material Company Benefit Plan, the Company has made available to Parent true and complete copies, to the extent applicable, of (i) such Company Benefit Plan, including any material amendment thereto, and a summary plan description thereof, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (iv) the two most recent annual reports on Form 5500 required to be filed with the IRS with respect thereto and the two most recent annual information returns required to be filed with any Governmental Entity and (v) the most recently received IRS determination letter or opinion.

(c) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan (and any related trust or other funding vehicle) has been maintained in compliance with its terms and applicable Law (including ERISA and the Code). Each Company Benefit Plan that is intended to be “qualified” within the meaning of section 401(a) of the Code is so qualified and has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no circumstances or any events that have occurred that would reasonably be expected to cause the loss of such qualification status of any such Company Benefit Plan. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company

Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened claims by, on behalf of or against any Company Benefit Plan or any trust related thereto that could result in any liability to the Company or any of the Company Subsidiaries, and no audit or other Proceeding by a Governmental Entity is pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan.

(d) During the previous six years, neither the Company, any of its Subsidiaries nor any of their respective ERISA Affiliates has maintained, sponsored, participated in or contributed to (or been obligated to maintain, sponsor, participate in or contribute to), (i) an employee benefit plan subject to section 412 of the Code or section 302 or Title IV of ERISA, (ii) a “multiemployer plan” (as defined in section 3(37) of ERISA), or (iii) a “multiple employer plan” as defined in section 210 of ERISA or section 413(c) of the Code. No material liability under section 302 or Title IV of ERISA or section 412 of the Code has been incurred by the Company that has not been satisfied in full (other than any liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course of business, all of which have been timely paid) and no condition exists that could reasonably be expected to result in any such material liability to the Company. The Company has not been required to post any security under ERISA or section 436 of the Code with respect to any Company Benefit Plan, and no fact or event exists that could reasonably be expected to give rise to any such lien or requirement to post any such security with respect to any Company Benefit Plan.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liability for providing health, medical or life insurance or other welfare benefits (whether or not insured) with respect to any Company Personnel (or any of their beneficiaries) after retirement or other termination of employment, other than coverage or benefits (i) required to be provided under Part 6 of Title I of ERISA, section 4980(B)(f) of the Code or any other applicable Law or (ii) the full cost of which is borne by such Company Personnel (or any of their beneficiaries).

(f) None of the execution and delivery of this Agreement, the performance by either party of its obligations hereunder or the consummation of the Transactions, including the Merger (alone or in combination with any other event) will (i) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefit or trigger any other material obligation under any Company Benefit Plan, or (ii) result in any amount failing to be deductible under section 280G of the Code. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under section 4999 of the Code or section 409A of the Code.

(g) The representations and warranties in this Section 4.10 are the sole and exclusive representations and warranties of the Company relating to Company Benefit Plans (including their compliance with any applicable Law) or ERISA, and no other representation or warranty of the Company in this Agreement shall be construed to relate to Company Benefit Plans (including their compliance with any applicable Law) or ERISA.

SECTION 4.11 Labor and Employment Matters.

(a) Neither the Company nor any Company Subsidiary is a party to any Collective Bargaining Agreements with respect to any current or former employees of the Company or any Company Subsidiary. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) there is no pending or, to the Knowledge of the Company, threatened strike, lockout, slowdown or work stoppage by or with respect to any current or former employees of the Company or any Company Subsidiary, (ii) to the Knowledge of the Company, there are no activities or Proceedings of any labor union or similar organization to organize any employees of the Company or any Company Subsidiary, and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union or similar organization, and (iii) no employees of the Company or any Company Subsidiary are represented by any labor union or similar organization with respect to their employment with the

Company or any Company Subsidiary. There is no material unfair labor practice pending or, to the Knowledge of the Company, threatened against or involving the Company or any Company Subsidiary.

(b) Except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance with all applicable Laws relating to labor and employment, including, without limitation, those relating to labor management relations, wages, hours, overtime, non-discrimination, non-retaliation, sexual harassment, civil rights, affirmative action, work authorization, recordkeeping, immigration, safety and health and continuation coverage under group health plans. To the Knowledge of the Company, no employee of the Company or any Company Subsidiary is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to the Company or any Company Subsidiary or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or any Company Subsidiary or (B) to the knowledge or use of trade secrets or proprietary information. To the Knowledge of the Company, in the last five years, no allegations of sexual harassment have been made against (i) any officer of the Company or any Company Subsidiary or (ii) an employee of the Company or any Company Subsidiary at a level of Vice President or above.

SECTION 4.12 Litigation. As of the date of this Agreement, there is no suit, action or other Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary that, individually or in the aggregate, has had and would reasonably be expected to have a Company Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of the Company, written demand or investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had and would reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.13 Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are in, and since January 1, 2017 have been in, compliance with all applicable Laws and the Company Permits. To the Knowledge of the Company, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no demand or investigation by or before any Governmental Entity pending or, to the Knowledge of the Company, threatened alleging that the Company or any Company Subsidiary is not in compliance with any applicable Law or Company Permit. This Section 4.13 does not relate to Tax matters or environmental matters, which are the subjects of Section 4.09 and Section 4.16, respectively.

SECTION 4.14 Rights-of-Way. Each of the Company and the Company Subsidiaries has such Rights-of-Way as are sufficient to conduct its business in the manner currently conducted, except for such Rights-of-Way the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conducts its business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such violations, revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by the Company and the Company Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of the Company Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 4.15 Oil and Gas Matters.

(a) Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by DeGolyer and MacNaughton (the “Company Independent Petroleum Engineers”) relating to the Company interests referred to therein as of December 31, 2017 (the “Company Reserve Report”), (ii) reflected in the Company Reserve Report or in the Filed Company Reporting Documents as having been sold or otherwise disposed of, other than sales or dispositions after the date hereof in accordance with Section 5.01, or (iii) acquired since the date of the Company Reserve Report, all Oil and Gas Properties of the Company and the Company Subsidiaries are reflected in the Company Reserve Report. Except for properties described in clause (i) or (ii) of the preceding sentence, the Company and the Company Subsidiaries have Defensible Title in all material respects to all Oil and Gas Properties reflected in the Company Reserve Report.

(b) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied to the Company Independent Petroleum Engineers by or on behalf of the Company and the Company Subsidiaries that was material to such firm’s estimates of oil and gas reserves attributable to the Oil and Gas Properties of the Company and the Company Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, as of the date of this Agreement there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases of the Company or any Company Subsidiary have been properly and timely paid, (ii) all Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of the Company Subsidiaries have been timely and properly paid (in each case, except such Production Burdens (x) as are being currently paid prior to delinquency in the ordinary course of business or (y) the amount or validity of which is being contested in good faith by appropriate proceeding and for which appropriate reserves have been established) and (iii) none of the Company or any of the Company Subsidiaries (and, to Company’s Knowledge, no third-party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of the Company Subsidiaries.

(d) All material proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and the Company Subsidiaries are being received by them in a timely manner other than awaiting preparation and approval of division order title opinions for recently drilled Wells. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the Closing Date, neither the Company nor any Company Subsidiary is obligated by virtue of a take or pay payment, advance payment, production payment or other similar payment (other than Production Burdens) established in any Oil and Gas Leases to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to the Company’s or any Company Subsidiary’s interest in any Oil and Gas Properties at some future time without receiving payment therefor at or after the time of delivery.

(e) All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of the Company and the Company Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or the Company Subsidiaries have been drilled, completed and operated in all material respects within the limits permitted by the applicable contracts entered into by the Company or any of the Company Subsidiaries related to such wells and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in all material respects in compliance with all applicable Law. No Wells located on the Oil and Gas Leases of the Company and the Company Subsidiaries are subject to any material penalty on allowables or otherwise produced any material volumes in excess of its applicable allowables.

(f) None of the material Oil and Gas Properties of the Company or the Company Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the consummation of the Merger and the other Transactions.

(g) Other than Wells that have been plugged and abandoned in all material respects in accordance with all applicable Laws, there are no dry holes, or shut in or otherwise inactive Wells that are located on lands burdened by the Oil and Gas Leases or on lands pooled or unitized therewith that the Company or any Company Subsidiary is currently obligated by applicable Law to plug and abandon.

(h) Except as reflected in the Company’s consolidated balance sheets (or the notes thereto) included in the Company Reporting Documents, to the Knowledge of the Company, as of the date hereof there are no material Imbalances.

SECTION 4.16 Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (a) each of the Company and each Company Subsidiary has been and is in compliance with all applicable Environmental Laws, and neither the Company nor any Company Subsidiary has received any written communication alleging that the Company or any Company Subsidiary is in violation of, or has any liability under, any Environmental Law; (b) each of the Company and each Company Subsidiary possesses and is in compliance with all Environmental Permits required for the conduct of its respective operations and all such Environmental Permits are valid and in good standing; (c) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary; (d) neither the Company nor any Company Subsidiary is subject to any Judgment pursuant to or in connection with any Environmental Law; (e) there has been no Release of any Hazardous Material at any of the properties that are owned, leased or operated by the Company or any Company Subsidiary, or to the Knowledge of the Company, at any properties formerly owned, leased or operated by the Company or any Company Subsidiary, that would reasonably be expected to form the basis of any Environmental Claim against the Company or any Company Subsidiary; and (f) neither the Company nor any Company Subsidiary has retained or assumed, either contractually or by operation of Law, any liabilities or obligations that would reasonably be expected to form the basis of any Environmental Claim against the Company or any Company Subsidiary.

SECTION 4.17 Contracts.

(a) Except with respect to Contracts solely among the Company and any wholly owned Company Subsidiary or Company Subsidiaries, or solely among any wholly owned Company Subsidiaries, Section 4.17(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii) each non-competition Contract or similar Contract containing terms that expressly limit or otherwise restrict the ability of the Company or any Company Subsidiary to compete in any line of business or in any geographic area, in a manner that would be reasonably likely to be material to the Company and the Company Subsidiaries, taken as a whole;

(iii) each loan and credit agreement or other Contract pursuant to which any Indebtedness for borrowed money in excess of $5,000,000 of the Company or any Company Subsidiary is outstanding or may be incurred;

(iv) each partnership, joint venture or similar agreement to which the Company or any Company Subsidiary is a party relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case material to the Company and the Company Subsidiaries, taken as a whole, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company or any Company Subsidiary;

(v) each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring the Company or any of its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $5,000,000 in the aggregate during the 12-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(vi) each Contract for any material Derivative Transaction;

(vii) any Contract that provides for the sale by the Company or any of the Company Subsidiaries of Hydrocarbons that (A) has a remaining term of greater than 60 days and does not allow the Company or such Company Subsidiary to terminate it without penalty on 60 days’ notice, or (B) contains a “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;

(viii) other than in the ordinary course, each Contract to which the Company or any Company Subsidiary is a party involving the future disposition or acquisition of assets or properties with a fair market value in excess of $5,000,000;

(ix) each Contract that is a transportation or processing agreement to which the Company or any Company Subsidiary is a party involving the transportation or processing of more than 50 MMcf of gaseous Hydrocarbons per day, or 5,000 barrels of liquid Hydrocarbons per day;

(x) each Contract to which the Company or any Company Subsidiary is a party for the purchase, sale or option of minerals or mineral rights having a value in excess of $5,000,000;

(xi) each Contract with any supplier or vendor under which the Company or any Company Subsidiary is obligated to purchase goods or services (other than transportation or processing services) involving consideration in excess of $5,000,000 (except with respect to the purchase of items of inventory in the ordinary course of business consistent with past practice) or that is not terminable without penalty upon notice of 90 days or less;

(xii) each Collective Bargaining Agreement to which the Company or any of its Subsidiaries is a party or is subject;

(xiii) each Contract involving the pending acquisition or sale of (or option to purchase or sell) assets or properties of the Company or its Subsidiaries, taken as a whole, having a purchase price in excess of $5,000,000, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(xiv) each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving aggregate payments in excess of $15,000,000 in any calendar year that are not terminable without penalty within 60 days, other than contracts related to drilling rigs;

(xv) each Contract under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of the following: (x) an executive officer or director of the

Company or any Subsidiary of the Company; (y) a beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the Company Common Shares; or (z) an Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the Persons described in the foregoing clauses (x) or (y);

(xvi) each Contract that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or right of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of the Company or any of the Company Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of the Company or any of the Company Subsidiaries, to which the Company or any of the Company Subsidiaries or any of their respective Affiliates is subject, and is material to the business of the Company and its Subsidiaries, taken as a whole; and

(xvii) each Contract relating to a Company Related Party Transaction.

Each Contract of the type described in this Section 4.17(a) is referred to herein as a “Company Material Contract.”

(b) A complete and correct copy of each of the Company Material Contracts existing as of the date of this Agreement has been made available to Parent prior to the date hereof. Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Company Material Contract is in full force and effect (except for expiration in accordance with the terms thereof) and (iii) neither the Company nor any Company Subsidiary is (with or without notice or lapse of time, or both) in breach or default under any such Company Material Contract and, to the Knowledge of the Company, no other party to any such Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto. There are no disputes pending or, to the Knowledge of the Company, threatened with respect to any Company Material Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract, nor to the Knowledge of the Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 4.18 Derivative Transactions.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Derivative Transactions entered into by the Company or any of the Company Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and the Company Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of the Company Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

(c) The Filed Company Reporting Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of the Company and the Company Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of the Company attributable to the production and marketing of the Company and the Company Subsidiaries, as of the dates reflected therein. Section 4.18(c) of the Company Disclosure Letter lists, as of the date of this Agreement, all Derivative Transactions to which the Company or any of the Company Subsidiaries is a party.

SECTION 4.19 Properties.

(a) Except where the failure to do so, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary has good, valid and defensible title to, and defensible and insurable fee simple interest in or a valid leasehold interest in, each of the material real properties (except for any of the Company’s or any Company Subsidiaries’ Oil and Gas Properties, which are subject to Section 4.15 and shall not constitute a Company Property for the purposes of this Agreement) the Company owns or leases, as applicable (each, a “Company Property”), in each case free and clear of all conditions, encroachments, easements, rights of way, restrictions and Liens, except for Permitted Liens and conditions, encroachments, easements, rights of way, restrictions or Liens which do not, individually or in the aggregate, materially impair and would not reasonably be expected to materially impair the continued use and operation of the real properties to which they relate in the conduct of the business of the Company and each Company Subsidiary as presently conducted. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received notice to the effect that there are any condemnation, expropriation or other Proceedings that are pending or, to the Knowledge of the Company, threatened with respect to any material portion of any of the Company Properties. Except for the owners of the properties in which the Company or a Company Subsidiary has a leasehold interest, no Person other than the Company or a Company Subsidiary has any ownership interest in any of the Company Properties owned by the Company or a Company Subsidiary.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary has leased, subleased or otherwise granted to any Person the right to use or occupy any Company Property or any portion thereof, (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase or lease any Company Property or any portion thereof or interest therein, (iii) there are no boundary disputes relating to any Company Property and no encroachments materially and adversely affecting the use of any Company Property and (iv) with respect to each Company Property, all material buildings, structures, fixtures and improvements are in all respects adequate and sufficient and in satisfactory condition to support the operations of the Company and each Company Subsidiary as presently conducted.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) policies of title insurance or updates or endorsements have been issued, insuring Company’s or the applicable Company Subsidiary’s fee simple title to each of the Company Properties listed on Section 4.19(c) of the Company Disclosure Letter owned by the Company or a Company Subsidiary, in amounts at least equal to the purchase price paid for ownership of such Company Property, (ii) there has not been any Claim made against any such policy that has not been resolved and (iii) there is no suit, action or other Proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary challenging the Company’s or the applicable Company Subsidiary’s fee simple title to each of the Company Properties owned by the Company or a Company Subsidiary.

(d) Each of the Company and each Company Subsidiary has complied with the terms of all leases pursuant to which the Company or a Company Subsidiary has a leasehold interest in the Company Properties (the

“Company Leases”), and all such Company Leases are in full force and effect, except for such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, there are no disputes between the Company or any Company Subsidiary and any landlord under the Company Leases, nor are there any claims or events of default or threats of any claims or events of default with respect to any Company Lease.

SECTION 4.20 Intellectual Property. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and each Company Subsidiary owns, or is validly licensed or otherwise has the right to use, all Intellectual Property used in or necessary for the conduct of its business as currently conducted, free and clear of all Liens (other than Permitted Liens), (ii) as of the date of this Agreement, no suits, actions or other Proceedings are pending or, to the Knowledge of the Company, threatened that the Company or any Company Subsidiary is infringing, misappropriating or otherwise violating the rights of any Person with respect to any Intellectual Property, (iii) the operation of the business of each of the Company and each Company Subsidiary as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any Person and has not, since September 12, 2016, infringed, misappropriated or otherwise violated any Intellectual Property of any Person, (iv) as of the date of this Agreement, to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating the rights of the Company or any Company Subsidiary with respect to any Intellectual Property owned by the Company or any Company Subsidiary, (v) the Company and each Company Subsidiary have taken reasonable measures to protect the confidentiality of trade secrets and confidential information used in the businesses of each of the Company and each Company Subsidiary as presently conducted, and (vi) each of the Company and each Company Subsidiary protects the operation and security of their software and systems (and the data therein) and there have been no breaches or outages of same. The Intellectual Property used in or necessary for the conduct of the business of each of the Company and each Company Subsidiary will continue to be owned by or licensed to the Company or respective Company Subsidiary, as applicable, on identical terms and conditions immediately following the consummation of the Transactions, as are in effect immediately prior to such consummation, in all material respects.

SECTION 4.21 Permits. Each of the Company and each Company Subsidiary has, and at all times since January 1, 2017 has had, all requisite power and authority and possesses all Permits necessary to enable each of the Company and each Company Subsidiary to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted (collectively, the “Company Permits”), except where the failure to have such power or authority or to possess the Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 4.22 Insurance. The Company and its Subsidiaries have obtained and maintained in full force and effect insurance, underwritten by financially reputable insurance companies, in such amounts, on such terms and covering such risks as is reasonably adequate and customary for their business and operations. Section 4.22 of the Company Disclosure Letter sets forth a complete and correct list of all insurance policies maintained by the Company and each of its Subsidiaries for the last three years. Except in each case as has not had and would not have a Company Material Adverse Effect, as of the date of this Agreement, (i) all material insurance policies of the Company and the Company Subsidiaries are in full force and effect and (ii) all premiums due thereon have been paid. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any material insurance policy of the Company.

SECTION 4.23 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Jefferies LLC (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The estimated aggregate amount of such fees and expenses has been disclosed to Parent by the Company prior to the date of this Agreement.

SECTION 4.24 Opinion of Financial Advisor. The Company Board has received an opinion from the Company Financial Advisor to the effect that, as of the date of such opinion, subject to the qualifications, assumptions and limitations set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Company Common Shares. A signed copy of the written opinion of the Company Financial Advisor rendered to the Company Board will be delivered to Parent and Merger Sub, solely for informational purposes, promptly following receipt thereof by the Company.

SECTION 4.25 Regulatory Matters.

(a) Neither the Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

(b) All natural gas pipeline systems and related facilities constituting the Company’s and the Company Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

SECTION 4.26 Related Party Transactions. As of the date of this Agreement, neither the Company nor any of the Company Subsidiaries is party to any transaction or arrangement under which any (i) present or former executive officer or director of the Company or any of its Subsidiaries, (ii) beneficial owner of 5% or more of the Company Common Shares or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract or transaction with or binding upon the Company or any of its Subsidiaries or owns or has any interest in any of their respective properties or assets, in each case that have not been disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (any Contract, transaction or other arrangement of the type described in this sentence, a “Company Related Party Transaction”) in the Company Reporting Documents.

SECTION 4.27 Bankruptcy. Other than the Chapter 11 Cases, there are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is the subject of any pending, contemplated or threatened insolvency proceeding of any character. Neither the Company nor any of its Subsidiaries has made an assignment for the benefit of creditors or taken any action with a view to or that could constitute a valid basis for the institution of any such insolvency proceedings. The Company and each of its Subsidiaries are, individually and on a consolidated basis, solvent.

SECTION 4.28 No Additional Representations.

(a) The Company acknowledges that, except for the representations and warranties of Parent and Merger Sub expressly set forth in Article III, none of Parent, Merger Sub or the Parent Subsidiaries nor any of their respective Representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to the Company or any of its Representatives, and that the Company is not executing or authorizing the execution of this Agreement in reliance upon any such representation or warranty not explicitly set forth in Article III. Without limiting the generality of the foregoing, the Company acknowledges that none of Parent, Merger Sub or the Parent

Subsidiaries nor any of their respective Representatives or any other Person has made any express or any implied representations or warranties to the Company with respect to (i) Parent, Merger Sub or the Parent Subsidiaries, their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent, Merger Sub or the Parent Subsidiaries or (ii) any material, documents or information relating to Parent, Merger Sub or the Parent Subsidiaries furnished or provided to the Company or its Representatives or made available to the Company or its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions, except as expressly and specifically covered by a representation or warranty set forth in Article III.

(b) The Company has received from Parent, Merger Sub and their Representatives certain projections and other forecasts, including projected financial statements, cash flow items and other data of Parent, Merger Sub and the Parent Subsidiaries and certain business plan information of Parent, Merger Sub and the Parent Subsidiaries. The Company acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that the Company is familiar with such uncertainties, that the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that the Company and its Representatives shall have no Claim against any Person with respect thereto. Accordingly, the Company acknowledges that, without limiting the generality of this Section 4.28, neither Parent nor any Person acting on behalf of Parent has made any representation or warranty with respect to such projections and other forecasts and plans.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01 Conduct of Business.

(a) Conduct of Business by Parent. Except for matters set forth in Section 5.01(a) of the Parent Disclosure Letter or otherwise expressly permitted or expressly required by this Agreement or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, Parent shall, and shall cause each Parent Subsidiary to, use reasonable best efforts to (i) conduct its business in the ordinary course and (ii) preserve intact its business organization, goodwill and assets, to keep available the services of its current officers and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with Parent and the Parent Subsidiaries. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01(a) of the Parent Disclosure Letter or otherwise expressly permitted or expressly required by this Agreement or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, Parent shall not, and shall cause each Parent Subsidiary not to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions, whether in cash, stock or property or any combination thereof, in respect of, any of its capital stock, voting securities or other equity interests, other than dividends and distributions by a direct or indirect wholly owned Parent Subsidiary, (B) other than with respect to a wholly owned Parent Subsidiary, split, reverse split, combine, consolidate, subdivide or reclassify any of its capital stock, voting securities or other equity interests, or securities convertible into or exchangeable or exercisable for any capital stock, voting securities or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, voting securities or other equity interests, other than as permitted by Section 5.01(a)(ii), or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, voting securities or other equity interests, other than (1) the withholding of shares of Parent Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Parent Stock Plans and (2) the acquisition by Parent of awards granted pursuant to the Parent Stock Plans in connection with the forfeiture of such awards;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien other than Permitted Liens (A) any shares of capital stock of Parent or any Parent Subsidiary (other than, in the case of a wholly owned Parent Subsidiary, to Parent or another wholly owned Parent Subsidiary), (B) any other voting securities of or other equity interests in Parent or any Parent Subsidiary, (C) any securities convertible into or exchangeable or exercisable for any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (E) any rights issued by Parent or any Parent Subsidiary that are linked in any way to the price of any class of Parent Capital Stock, or other equity interest in Parent, or any shares of capital stock of, or other equity interest in, any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity interest in, Parent or any Parent Subsidiary or (F) any Parent Voting Debt, in each case other than (1) issuances and sales of Parent Common Stock, securities convertible into or exchangeable or exercisable for Parent Common Stock, through any private or public registered offering, acquisition or other transaction, from time to time, of up to 7.5% in the aggregate for all such issuances and sales of the shares of Parent Common Stock issued and outstanding as of the date of this Agreement, (2) issuances of awards under the Parent Stock Plan in the ordinary course of business, (3) the issuance of shares of Parent Common Stock upon the lapse of any restrictions on any Parent Performance RSU Awards, in accordance with their terms, and (4) the issuance, delivery, sale, grant, pledge, encumbrance or subjecting to any Lien of any of the foregoing (A) through (F) of a Parent Subsidiary, in favor of or to Parent or a wholly owned Parent Subsidiary;

(iii) amend (whether by merger, consolidation or otherwise) the Parent Charter (other than the Parent Charter Amendment), the Parent Bylaws, the Merger Sub Charter or the Merger Sub Bylaws (other than ministerial changes);

(iv) make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or Law (after the date of this Agreement);

(v) directly or indirectly acquire or agree to acquire in any transaction (whether by means of merger, share exchange, consolidation, tender offer, asset purchase or otherwise) any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets other than (A) the acquisition or lease of Oil and Gas Properties or other assets in the ordinary course of business consistent with past practice or (B) acquisitions of strategic investments as to which the aggregate amount of the consideration paid or transferred by Parent, Merger Sub and the Parent Subsidiaries in connection with all such transactions would not exceed $30,000,000;

(vi) directly or indirectly sell, lease, transfer, farmout, license, encumber with Liens (except for Permitted Liens and for Liens which do not, individually or in the aggregate, materially impair and would not reasonably be expected to materially impair the continued use and operation of the assets or properties to which they relate in the conduct of the business of Parent and each Parent Subsidiary as presently conducted), discontinue or otherwise dispose of, or agree to sell, lease, transfer, farmout, license, encumber with Liens (except for Permitted Liens and for Liens which do not, individually or in the aggregate, materially impair and would not reasonably be expected to materially impair the continued use and operation of the assets or properties to which they relate in the conduct of the business of Parent and each Parent Subsidiary as presently conducted), discontinue or otherwise dispose of, any portion of its assets or properties; other than (A) sales, leases or dispositions for which the consideration is less than $30,000,000 in the aggregate, (B) the sale of Hydrocarbons or CO2 in the ordinary course of business, or (C) the sale or other disposition of equipment that is surplus, obsolete or replaced in the ordinary course of business;

(vii) make any loans or advances to any other Person, other than (i) routine expense advances to its employees in the ordinary course of business consistent with past practice, (ii) loans or advances in the form of trade credit granted to customers in the ordinary course of business, and (iii) pursuant to customary provisions in joint operating agreements;

(viii) incur, create or assume any Indebtedness other than the incurrence, creation or assumption of any Indebtedness permitted under or that is in compliance with the Parent Indentures or the Parent Credit Agreement;

(ix) enter into any new line of business outside of its existing business;

(x) adopt a plan of complete or partial liquidation or dissolution;

(xi) take any actions or omit to take any actions that are reasonably likely to (A) result in any of the conditions set forth in Article VII not being satisfied, (B) result in new or additional required approvals from any Governmental Entity in connection with the Transactions or (C) prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions, including the Merger;

(xii) other than in the ordinary course of business consistent with past practice, (A) change any material method of Tax accounting, (B) make, change or rescind any material election relating to Taxes (including any election for any joint venture, partnership, limited liability company or other investment where Parent or any Parent Subsidiary has the authority to make such binding election in its discretion, but excluding any election that must be made periodically and is made consistent with past practice), or (C) settle or compromise any material audit, assessment, Tax claim or other controversy relating to Taxes for an amount materially in excess of the amount accrued or reserved with respect thereto on the financial statements of Parent included in the Filed Parent Reporting Documents;

(xiii) enter into or amend any Parent Related Party Transaction; or

(xiv) enter into any Contract, commitment or arrangement to do any of the foregoing.

(b) Conduct of Business by the Company. Except for matters set forth in Section 5.01(b) of the Company Disclosure Letter or otherwise expressly permitted or expressly required by this Agreement or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, use reasonable best efforts to (i) conduct its business in the ordinary course and (ii) preserve intact its business organization, goodwill and assets, to keep available the services of its current officers and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with the Company and the Company Subsidiaries. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01(b) of the Company Disclosure Letter or otherwise expressly permitted or expressly required by this Agreement or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, the Company shall not, and shall cause each Company Subsidiary not to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions, whether in cash, stock or property or any combination thereof, in respect of, any of its capital stock, voting securities or other equity interests, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary, (B) other than with respect to a wholly owned Company Subsidiary, split, reverse split, combine, consolidate, subdivide or reclassify any of its capital stock, voting securities or other equity interests, or securities convertible into or exchangeable or exercisable for any capital stock, voting securities or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, voting securities or other equity interests, other than as permitted by Section 5.01(b)(ii), or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, voting securities or other equity interests, other than (1) the withholding of Company Common Shares to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plan outstanding as of the date hereof or otherwise in accordance with this Agreement and (2) the acquisition by the Company of awards granted pursuant to the Company Stock Plan prior to the date hereof or otherwise in accordance with this Agreement in connection with the forfeiture of such awards;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of capital stock of the Company or any Company Subsidiary (other than, in the case of a wholly owned Company Subsidiary, to the Company or another wholly owned Company Subsidiary), (B) any other voting securities of or other equity interests in the Company or any Company Subsidiary, (C) any securities convertible into or exchangeable or exercisable for any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (E) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of the Company Capital Stock, or other equity interest in the Company, or any shares of capital stock of, or other equity interest in, any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity interest in, the Company or any Company Subsidiary or (F) any Company Voting Debt, in each case other than (1) the issuance of shares of the Company Common Shares upon the settlement of Company RSU Awards and Company PSU Awards, in each case outstanding on the date of this Agreement and in accordance with their terms on the date of this Agreement or issued after the date of this Agreement in accordance with this Agreement, (2) the delivery of Reserved Shares in accordance with the Chapter 11 Plan and as set forth in Section 5.01(b)(ii) of the Company Disclosure Letter, (3) the issuance, delivery, sale, grant, pledge, encumbrance or subjecting to any Lien of any of the foregoing (A) through (F) of a Company Subsidiary, in favor of or to the Company or a wholly owned Company Subsidiary and (4) as collateral securing obligations under the Company Credit Facilities;

(iii) amend (whether by merger, consolidation or otherwise) the Company Charter or the Company Bylaws or amend the Organizational Documents of any Company Subsidiary (other than ministerial changes);

(iv) except as required by applicable Law or as required by a Company Benefit Plan in accordance with its terms as in effect as of the date hereof, (A) grant to any Company Personnel any increase in compensation (including incentive, severance, change-in-control or retention compensation) other than ordinary course increases granted to any Company Personnel who are not officers of the Company, provided that the aggregate amount of such increases shall not exceed the amount set forth in Section 5.01(b)(iv) of the Company Disclosure Letter, (B) establish, enter into, materially modify or terminate any Company Benefit Plan (or any plan or agreement that would be a Company Benefit Plan if in existence on the date of this Agreement), (C) take any action to accelerate the time of vesting or payment of any material compensation or benefits under any Company Benefit Plan, (D) except as may be required by GAAP, materially change any actuarial or other assumptions used to calculate funding obligations with respect to any material Company Benefit Plan or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, (E) hire or promote (in each case, other than to fill an open position in the ordinary course or to replace any employee of the Company or any Company Subsidiary with an Annual Compensation Opportunity less than or equal to $175,000 whose employment terminates on or after the date hereof) or terminate the employment (other than for cause) of any employee of the Company or any Company Subsidiary, (F) enter into, terminate, amend, extend, renew or replace any Collective Bargaining Agreement, or (G) recognize or certify any labor union, works council or other similar organization or group of employees of the Company or any Company Subsidiary as the bargaining representative for any employees of the Company or any Company Subsidiary;

(v) make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or Law (after the date of this Agreement);

(vi) directly or indirectly acquire or agree to acquire in any transaction (whether by means of merger, share exchange, consolidation, tender offer, asset purchase or otherwise) any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets other than (A) the acquisition or lease of Oil and Gas Properties for which the consideration is less than $20,000,000 individually or in the aggregate, (B) strategic investments as to which the aggregate amount of the consideration paid or transferred by the Company and the Company Subsidiaries in connection with all such transactions would not exceed $10,000,000 individually or in the aggregate or (C) asset swaps of substantially equivalent value for which the value of the consideration or properties subject to such transaction is less than $5,000,000 individually, or $20,000,000 in the aggregate;

(vii) directly or indirectly sell, lease, transfer, swap, farmout, license, surrender, encumber with Liens (except for Permitted Liens), discontinue or otherwise dispose of, or agree to sell, lease, transfer, farmout, license, surrender, encumber with Liens (except for Permitted Liens), discontinue or otherwise dispose of, any portion of its assets or properties; other than (A) sales, leases, swaps or dispositions for which the consideration is less than $10,000,000 in the aggregate, (B) the sale of Hydrocarbons in the ordinary course of business, or (C) the sale or other disposition of equipment that is surplus, obsolete or replaced in the ordinary course of business;

(viii) authorize or make capital expenditures that are in the aggregate greater than 110% of the aggregate amount of capital expenditures scheduled to be made in the capital expenditure budget set forth in Section 5.01(b)(viii) of the Company Disclosure Letter; provided, however, that the Company or any Company Subsidiary may make such expenditures (i) to repair damage resulting from insured casualty events where there is a reasonable basis for a claim of insurance or (ii) in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

(ix) make any loans or advances to any other Person, other than (i) routine expense advances to its employees in the ordinary course of business consistent with past practice, (ii) loans or advances in the form of trade credit granted to customers in the ordinary course of business,

(iii) pursuant to customary provisions in joint operating agreements and (iv) intercompany loans or advances between the Company or any of its wholly owned Subsidiaries;

(x) waive, settle, release, assign, or compromise or offer to waive, settle, release, assign or compromise any pending or threatened adverse suit, action, or other Proceeding, whether civil, criminal, administrative or investigative, other than settlements, releases or compromises (or offers therefor) that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages that do not exceed $5,000,000 in the aggregate and (B) with respect to any non-monetary terms and conditions therein, as would not result in any material restriction on the future activity or conduct of the Company or its Subsidiaries or a finding or admission of a violation of Law or criminal wrongdoing by the Company or its Subsidiaries;

(xi) incur, create or assume any Indebtedness, other than (A) guarantees by the Company of Indebtedness of any wholly owned Company Subsidiary and guarantees by any Company Subsidiary of Indebtedness of the Company or any other wholly owned Company Subsidiary, (B) Indebtedness incurred under the Company’s revolving credit facility (as existing on the date of this Agreement but after giving effect to the Borrowing Base Increase Agreement and Amendment No. 5 to Credit Agreement dated as of October 26, 2018) in the ordinary course of business consistent with past practice, or (C) any necessary hedges;

(xii) cancel, modify (other than any such modification that is in the ordinary course of business consistent with past practice) or waive any debts or claims held by the Company or any of its Subsidiaries having in each case a value in excess of $5,000,000 in the aggregate;

(xiii) except as expressly permitted in this Section 5.01(b) and other than in the ordinary course of business consistent with past practice, (A) waive, release, or assign any material rights or claims under any Company Material Contract, (B) renew, materially modify or terminate any Company Material Contract, other than intercompany transactions, or (C) renew or enter into any Contract (other than Contracts entered into or in connection with any action taken in compliance with or permitted under this Section 5.01(b)) that would be a Company Material Contract if it had been entered into prior to the date of this Agreement;

(xiv) fail to use reasonable best efforts to maintain, with financially reputable insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(xv) enter into any new line of business outside of its existing business;

(xvi) adopt a plan of complete or partial liquidation or dissolution;

(xvii) take any actions or omit to take any actions that would or would reasonably be expected to (A) result in any of the conditions set forth in Article VII not being satisfied, (B) result in new or additional required approvals from any Governmental Entity in connection with the Transactions or (C) prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions, including the Merger;

(xviii) other than in the ordinary course of business consistent with past practice, (A) change any material method of Tax accounting, (B) make, change or rescind any material election relating to Taxes (including any election for any joint venture, partnership, limited liability company or other investment where the Company or any Company Subsidiary has the authority to make such binding election in its discretion, but excluding any election that must be made periodically and is made consistent with past practice), or (C) settle or compromise any material audit, assessment, Tax claim or other controversy relating to Taxes for an amount materially in excess of the amount accrued or reserved with respect thereto on the financial statements of the Company included in the Filed Company Reporting Documents;

(xix) enter into or amend any Company Related Party Transaction; or

(xx) enter into any Contract, commitment or arrangement to do any of the foregoing.

(c) No Control of Parent’s Business. The Company acknowledges and agrees that (i) nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the operations of Parent, Merger Sub or any Parent Subsidiary prior to the Effective Time and (ii) prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Parent Subsidiaries’ respective operations.

(d) No Control of the Company’s Business. Parent acknowledges and agrees that (i) nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

SECTION 5.02 No Solicitation by Parent; Parent Board Recommendation.

(a) From the date hereof until the earlier of the Effective Time or the date of the termination of this Agreement in accordance with Article VIII, Parent shall, and shall cause the Parent Subsidiaries and its and their respective directors, officers, and employees and use its reasonable best efforts to cause its and their respective Representatives to, (i) immediately cease and cause to be terminated all discussions or negotiations with any Person conducted heretofore with respect to any Parent Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Parent Takeover Proposal, (ii) promptly (and in any event within 24 hours) request the prompt return or destruction of all confidential information previously furnished to any such Person or its Representatives and use reasonable best efforts to obtain the return or the destruction of such confidential information and (iii) immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives.

(b) From the date hereof until the earlier of the Effective Time or the date of the termination of this Agreement in accordance with Article VIII, Parent shall not, and it shall cause the Parent Subsidiaries and its and their respective directors, officers, and employees and use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, or knowingly encourage or facilitate (including by way of furnishing or affording access to any non-public information) any Parent Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Parent Takeover Proposal, (ii) furnish any non-public information regarding Parent or any Parent Subsidiary or afford access to the business, properties, books or records of Parent or any Parent Subsidiary to any Person (other than the Company or its directors, officers, employees, affiliates or Representatives) in connection with or in response to any Parent Takeover Proposal or any inquiries, proposals or offers that could reasonably be expected to lead to a Parent Takeover Proposal, or (iii) enter into or participate in any discussions or negotiations with any Person with respect to any Parent Takeover Proposal or any inquiry, proposal or offer that may reasonably be expected to lead to a Parent Takeover Proposal. Notwithstanding the foregoing, at any time prior to, but not after, obtaining the Parent Stockholder Approval, in response to an unsolicited, bona fide, written, Parent Takeover Proposal made after the date hereof, that did not result from or arise in connection with a material breach of this Section 5.02 and that the Parent Board determines in good faith (after consultation with outside counsel and its financial advisor) constitutes or is reasonably be expected to lead to a Superior Parent Proposal, and that the failure to do so would be inconsistent with the fiduciary duties owed by the Parent Board to the Parent Stockholders under applicable Law, Parent may (and may authorize its directors, officers, employees and Representatives to) (x) furnish information with respect to Parent and the Parent Subsidiaries to the Person making such Parent Takeover Proposal and its Representatives and financing sources (provided that all such information has previously been provided to the Company or is provided to the Company prior to or substantially concurrently with the time it is provided to such Person) pursuant to a customary confidentiality agreement that is not less restrictive of such Person than the Confidentiality Agreement (provided that such confidentiality agreement shall not be required to prohibit such counterparty from making any private proposal to the Parent Board) and that does not prohibit Parent from complying with the provisions of this Section 5.02, including the provision of any information to the Company in accordance with this Section 5.02 (a “Parent Acceptable Confidentiality Agreement”), and

(y) participate in discussions regarding the terms of such Parent Takeover Proposal and the negotiation of such terms with, and only with, the Person making such Parent Takeover Proposal (and such Person’s Representatives and financing sources). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.02 by any of Parent’s directors, officers, employees or Representatives, any Parent Subsidiary or any of their respective directors, officers, employees or Representatives shall constitute a breach of this Section 5.02 by Parent.

(c) Parent shall notify the Company orally and in writing if (i) Parent receives a Parent Takeover Proposal in which the Person making such Parent Takeover Proposal requests that Parent terminate this Agreement or otherwise not consummate the Transactions, including the Merger or (ii) Parent determines to begin providing information or commence discussions or negotiations concerning a Parent Takeover Proposal pursuant to the penultimate sentence of Section 5.02(b) (such Parent Takeover Proposals described in clauses (i) or (ii) being “Disclosable Parent Takeover Proposals”). With respect to a Disclosable Parent Takeover Proposal described in clause (ii) of the preceding sentence, Parent shall notify the Company in writing prior to providing any such information or commencing any such discussions or negotiations. Parent shall promptly (and in any event within 24 hours) after its receipt of any Disclosable Parent Takeover Proposal or information relating to Parent or any Parent Subsidiary in connection with a Disclosable Parent Takeover Proposal, notify the Company (orally and in writing) of such Disclosable Parent Takeover Proposal, inquiry or request (including providing the identity of the Person making or submitting such Disclosable Parent Takeover Proposal, inquiry or request), and, (i) if it is in writing, a copy of such Disclosable Parent Takeover Proposal, inquiry or request and any related draft agreements and (ii) if oral, a reasonably detailed written summary thereof, including the financial and other terms thereof, in each case including any modifications thereto. Parent shall keep the Company informed in all material respects on a prompt basis (and in any event within 24 hours) with respect to any material development regarding the status or terms of any such Disclosable Parent Takeover Proposal (including any change to the terms of any such Disclosable Parent Takeover Proposal) or inquiry or request. Parent shall provide to the Company as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all correspondence and other written materials sent by or provided to Parent or its Representatives to or from any Person making a Disclosable Parent Takeover Proposal, as applicable, with respect to any material development regarding the status or terms of any such Disclosable Parent Takeover Proposal.

(d) Except as set forth below, neither the Parent Board nor any committee thereof shall (i) (A) withdraw (or modify or qualify in any manner adverse to the Company), or propose publicly to withdraw (or modify or qualify in any manner adverse to the Company), the Parent Recommendation, (B) fail to include the Parent Recommendation in the Joint Proxy Statement or (C) adopt, approve, recommend or declare advisable, or propose publicly to adopt, approve, recommend or declare advisable, any Parent Takeover Proposal (any action in this clause (i) being referred to as a “Parent Adverse Recommendation Change”), (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow Parent or any of its Affiliates to execute or enter into, any Acquisition Agreement (other than a Parent Acceptable Confidentiality Agreement) constituting a Parent Takeover Proposal, or requiring Parent to abandon, terminate, delay or fail to consummate the Transactions, (iii) in the case of a Parent Takeover Proposal that is structured as a tender offer or exchange offer for outstanding Parent Common Stock, fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by the Parent Stockholders on or prior to ten Business Days after commencement of such tender offer or exchange offer, or (iv) if a Parent Takeover Proposal shall have been publicly announced (other than pursuant to the foregoing clause (iii)) or publicly known (including through media reports and/or market rumors), fail to publicly reaffirm the Parent Recommendation within five Business Days after the Company so requests in writing.

(e) Notwithstanding the foregoing, at any time prior to, but not after, obtaining the Parent Stockholder Approval, in response to an unsolicited, bona fide, written, Parent Takeover Proposal that did not result from or arise in connection with a breach of this Section 5.02, the Parent Board may make a Parent Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 8.01(h); provided, however, that the Parent Board may not make any such Parent Adverse Recommendation Change unless and until: (i) the Parent Board determines in good faith (after consultation with outside legal counsel and its financial advisor) that such Parent Takeover Proposal is a Superior Parent Proposal; (ii) the Parent Board determines in good faith (after consultation with outside legal counsel) that the failure to take such action in response to such Superior Parent Proposal would be inconsistent with the fiduciary duties owed by the Parent Board to the Parent Stockholders under applicable Law; (iii) Parent provides the Company with written notice of such proposed action and the basis thereof five Business Days in advance, which notice shall set forth in writing that the Parent Board intends to take such action, and include a copy of the available proposed Parent Takeover Proposal (a “Parent Notice of Superior Proposal”); (iv) after giving such Parent Notice of Superior Proposal and prior to effecting such Parent Adverse Recommendation Change or terminating this Agreement, Parent negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Adverse Recommendation Change or terminate this Agreement in response thereto; and (v) at the end of the five Business Day period, prior to taking action to effect a Parent Adverse Recommendation Change, the Parent Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the Parent Notice of Superior Proposal and determines in good faith (after consultation with outside legal counsel and its financial advisor) that the Parent Takeover Proposal remains a Superior Parent Proposal and that the failure to effect a Parent Adverse Recommendation Change in response to such Superior Parent Proposal would be inconsistent with the duties owed by the Parent Board to the Parent Stockholders under applicable Law; provided, that any amendment to the financial terms or any other material term of such Superior Parent Proposal shall require a new Parent Notice of Superior Proposal, except that references to the five Business Day period above shall be deemed to be references to the longer of the remaining Business Days in the initial five Business Day period and a new three Business Day period.

(f) Notwithstanding anything in this Agreement to the contrary, prior to, but not after, obtaining the Parent Stockholder Approval, in response to a Parent Intervening Event that did not arise from or in connection with a material breach of this Agreement by Parent, the Parent Board may make a Parent Adverse Recommendation Change; provided, however, that the Parent Board may not make any such Parent Adverse Recommendation Change unless and until: (i) the Parent Board determines in good faith (after consultation with outside legal counsel and its financial advisor) that the failure to effect a Parent Adverse Recommendation Change in response to such Parent Intervening Event would be inconsistent with the fiduciary duties owed by the Parent Board to the Parent Stockholders under applicable Law; (ii) Parent provides the Company with written notice of such proposed action and the basis thereof five Business Days in advance, which notice shall set forth in writing that the Parent Board intends to take such action and includes a reasonable description of the facts and circumstances of the Parent Intervening Event (a “Parent Notice of Intervening Event”); (iii) after giving such Parent Notice of Intervening Event and prior to effecting such Parent Adverse Recommendation Change, Parent negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Adverse Recommendation Change in response thereto; and (iv) at the end of the five Business Day period, prior to taking action to effect a Parent Adverse Recommendation Change, the Parent Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the Parent Notice of Intervening Event and determines in good faith (after consultation with outside legal counsel and its financial advisor) that the failure to effect a Parent Adverse Recommendation Change in response to such Parent Intervening Event would be inconsistent with the duties owed by the Parent Board to the Parent Stockholders under applicable Law.

(g) Nothing contained in this Section 5.02 shall prohibit Parent from after consultation with its outside legal counsel, making such disclosures as the Parent Board thereof determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying or qualifying the Parent Recommendation, such disclosure shall be deemed to be a Parent Adverse Recommendation Change and the Company shall have the right to terminate this Agreement as set forth in Section 8.01(f); provided further, that (i) issuing a “stop-look-and-listen communication” pursuant to Rule 14d-9(f) promulgated under the Exchange Act or taking and disclosing to Parent stockholders positions required by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act, in each case after the commencement of a tender offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), and (ii) issuing a statement in connection with a Parent Takeover Proposal that does not involve the commencement of a tender offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), so long as the statement includes no more information than would be required for a “stop-look-and-listen communication” under Rule 14d-9(f) promulgated under the Exchange Act if such provision was applicable shall not be deemed to be a Parent Adverse Recommendation Change.

SECTION 5.03 No Solicitation by the Company; Company Board Recommendation.

(a) From the date hereof until the earlier of the Effective Time or the date of the termination of this Agreement in accordance with Article VIII, the Company shall, and shall cause the Company Subsidiaries and its and their respective directors, officers, and employees and use its reasonable best efforts to cause its and their respective Representatives to, (i) immediately cease and cause to be terminated all discussions or negotiations with any Person conducted heretofore with respect to any Company Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Takeover Proposal, (ii) promptly (and in any event within 24 hours) request the prompt return or destruction of all confidential information previously furnished to any such Person or its Representatives and use reasonable best efforts to obtain the return or the destruction of such confidential information and (iii) immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives.

(b) From the date hereof until the earlier of the Effective Time or the date of the termination of this Agreement in accordance with Article VIII, the Company shall not, and it shall cause the Company Subsidiaries and its and their respective directors, officers, and employees and use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, or knowingly encourage or facilitate (including by way of furnishing or affording access to any non-public information) any Company Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Takeover Proposal, (ii) furnish any non-public information regarding the Company or any Company Subsidiary or afford access to the business, properties, books or records of the Company or any Company Subsidiary to any Person (other than Parent or its directors, officers, employees, affiliates or Representatives) in connection with or in response to any Company Takeover Proposal or any inquiries, proposals or offers that could reasonably be expected to lead to a Company Takeover Proposal, or (iii) enter into or participate in any discussions or negotiations with any Person (other than Parent or its Representatives) with respect to any Company Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Takeover Proposal. Notwithstanding the foregoing, at any time prior to, but not after, obtaining the Company Shareholder Approval, in response to an unsolicited, bona fide, written, Company Takeover Proposal made after the date hereof that did not result from or arise in connection with a material breach of this Section 5.03 and that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) constitutes or is reasonably expected to lead to a Superior Company Proposal, and that the failure to do so would be inconsistent with the fiduciary duties owed by the Company Board to the Company Shareholders under applicable Law, the Company may (and may authorize its directors, officers, employees and Representatives to), subject to compliance with Section 5.03(g), (x) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Company Takeover Proposal and its Representatives and financing sources (provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrently with the time it is provided to such Person) pursuant to a customary confidentiality agreement that is not less restrictive of such Person than the Confidentiality Agreement (provided that such confidentiality agreement shall not be required to prohibit such counterparty from making any private proposal to the Company Board) and that does not prohibit the Company from complying with the provisions of this Section 5.03, including the provision of any information to Parent in accordance with this Section 5.03 (a “Company Acceptable Confidentiality Agreement”), and (y) participate in discussions regarding the terms of such Company Takeover Proposal and the negotiation of such terms with, and only with, the Person making such Company Takeover Proposal (and such Person’s Representatives and financing sources). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.03 by any of the Company’s directors, officers, employees or Representatives, any Company Subsidiary or any of their respective directors, officers, employees or Representatives shall constitute a breach of this Section 5.03 by the Company.

(c) The Company shall promptly (and in any event within 24 hours) after its receipt of any Company Takeover Proposal or any inquiry or request for discussions or negotiations regarding a Company Takeover Proposal or information relating to the Company or any Company Subsidiary in connection with a Company Takeover Proposal, notify Parent (orally and in writing) of such Company Takeover Proposal, inquiry or request (including providing the identity of the Person making or submitting such Company Takeover Proposal, inquiry or request), and, (i) if it is in writing, a copy of such Company Takeover Proposal, inquiry or request and any related draft agreements and (ii) if oral, a reasonably detailed written summary thereof, including the financial and other terms thereof, in each case including any modifications thereto. The Company shall notify Parent in writing if the Company determines to begin providing information or to commence discussions or negotiations concerning a Company Takeover Proposal, prior to providing any such information or commencing any such discussions or negotiations. The Company shall keep Parent informed in all material respects on a prompt basis (and in any event within 24 hours) with respect to any material development regarding the status or terms of any such Company Takeover Proposal (including any change to the terms of any such Company Takeover Proposal) or inquiry or request. The Company shall provide to Parent as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all correspondence and other written materials sent by or provided to the Company or its Representatives to or from any Person making a Company Takeover Proposal, as applicable, with respect to any material development regarding the status or terms of any such Company Takeover Proposal.

(d) Except as set forth below, neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify or qualify in any manner adverse to Parent), or propose publicly to withdraw (or modify or qualify in any manner adverse to Parent), the Company Recommendation, (B) fail to include the Company Recommendation in the Joint Proxy Statement or (C) adopt, approve, recommend or declare advisable, or propose publicly to adopt, approve, recommend or declare advisable, any Company Takeover Proposal (any action in this clause (i) being referred to as a “Company Adverse Recommendation Change”), (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow the Company or any of its Affiliates to execute or enter into, any Acquisition Agreement (other than a Company Acceptable Confidentiality Agreement) constituting or that could reasonably be expected to lead to a Company Takeover Proposal, or requiring the Company to abandon, terminate, delay or fail to consummate the Transactions, (iii) in the case of a Company Takeover Proposal that is structured as a tender offer or exchange offer for outstanding Company Common Shares, fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by the Company Shareholders on or prior to ten Business Days after commencement of such tender offer or exchange offer, or (iv) if a Company Takeover Proposal shall have been publicly announced (other than pursuant to the foregoing clause (iii)) or publicly known (including through media reports and/or market rumors), fail to publicly reaffirm the Company Recommendation within five Business Days after Parent so requests in writing.

(e) Notwithstanding the foregoing, at any time prior to, but not after, obtaining the Company Shareholder Approval, in response to an unsolicited, bona fide, written, Company Takeover Proposal that did not result from or arise in connection with a breach of this Section 5.03, the Company Board may make a Company Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 8.01(i); provided, however, that the Company Board may not make any such Company Adverse Recommendation Change or terminate this Agreement unless and until: (i) the Company Board determines in good faith (after consultation with outside legal counsel and its financial advisor) that such Company Takeover Proposal is a Superior

Company Proposal; (ii) the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to take such action in response to such Superior Company Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the Company Shareholders under applicable Law; (iii) the Company provides Parent with written notice of such proposed action and the basis thereof five Business Days in advance, which notice shall set forth in writing that the Company Board intends to take such action and include a copy of the available proposed Company Takeover Proposal (a “Company Notice of Superior Proposal”); (iv) after giving such Company Notice of Superior Proposal and prior to effecting such Company Adverse Recommendation Change or terminating this Agreement, the Company negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Adverse Recommendation Change or terminate this Agreement in response thereto; and (v) at the end of the five Business Day period, prior to taking action to effect a Company Adverse Recommendation Change or terminate this Agreement, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the Company Notice of Superior Proposal and determines in good faith (after consultation with outside legal counsel and its financial advisor) that the Company Takeover Proposal remains a Superior Company Proposal and that the failure to effect a Company Adverse Recommendation Change or terminate this Agreement in response to such Superior Company Proposal would be inconsistent with the duties owed by the Company Board to the Company Shareholders under applicable Law; provided, that any amendment to the financial terms or any other material term of such Superior Company Proposal shall require a new Company Notice of Superior Proposal, except that references to the five Business Day period above shall be deemed to be references to the longer of the remaining Business Days in the initial five Business Day period and a new three Business Day period.

(f) Notwithstanding anything in this Agreement to the contrary, prior to, but not after, obtaining the Company Shareholder Approval, in response to a Company Intervening Event that did not arise from or in connection with a material breach of this Agreement by the Company, the Company Board may make a Company Adverse Recommendation Change; provided, however, that the Company Board may not make any such Company Adverse Recommendation Change unless and until: (i) the Company Board determines in good faith (after consultation with outside legal counsel and its financial advisor) that the failure to effect a Company Adverse Recommendation Change in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the Company Shareholders under applicable Law, (ii) the Company provides Parent with written notice of such proposed action and the basis thereof five Business Days in advance, which notice shall set forth in writing that the Company Board intends to take such action and includes a reasonable description of the facts and circumstances of the Company Intervening Event (a “Company Notice of Intervening Event”); (iii) after giving such Company Notice of Intervening Event and prior to effecting such Company Adverse Recommendation Change, the Company negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Adverse Recommendation Change in response thereto; and (iv) at the end of the five Business Day period, prior to taking action to effect a Company Adverse Recommendation Change, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the Company Notice of Intervening Event and determines in good faith (after consultation with outside legal counsel and its financial advisor) that the failure to effect a Company Adverse Recommendation Change in response to such Company Intervening Event would be inconsistent with the duties owed by the Company Board to the Company Shareholders under applicable Law.

(g) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, the Company shall not (and it shall cause the Company Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of the

Company Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by seeking to obtain injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof; provided, that, prior to, but not after, the time the Company Shareholder Approval is obtained, if the Company Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties owed by the Company Board to the Company Shareholders under applicable Law, the Company may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Company Takeover Proposal, on a confidential basis, to the Company Board; provided, however, that the Company shall advise Parent prior to taking such action, including identifying the identity of the third Person who has received such a waiver. The Company represents and warrants to Parent that it has not taken any action that (i) would be prohibited by this Section 5.03(g) or (ii) but for the ability to avoid actions inconsistent with the fiduciary duties owed by the Company Board to the Company Shareholders under applicable Law, would have been prohibited by this Section 5.03(g) during the 30 days prior to the date of this Agreement.

(h) Nothing contained in this Section 5.03 shall prohibit the Company from after consultation with its outside legal counsel, making such disclosures as the Company Board thereof determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying or qualifying the Company Recommendation, such disclosure shall be deemed to be a Company Adverse Recommendation Change and Parent shall have the right to terminate this Agreement as set forth in Section 8.01(e); provided further, that (i) issuing a “stop-look-and-listen communication” pursuant to Rule 14d-9(f) promulgated under the Exchange Act or taking and disclosing to Company stockholders positions required by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act, in each case after the commencement of a tender offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), and (ii) issuing a statement in connection with a Company Takeover Proposal that does not involve the commencement of a tender offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), so long as the statement includes no more information than would be required for a “stop-look-and-listen communication” under Rule 14d-9(f) promulgated under the Exchange Act if such provision was applicable shall not be deemed to be a Company Adverse Recommendation Change.

ARTICLE VI

Additional Agreements

SECTION 6.01 Preparation of the Form S-4 and the Joint Proxy Statement; Parent Stockholders Meeting and Company Shareholders Meeting.

(a) As promptly as practicable after the date of this Agreement, Parent and the Company shall jointly prepare and cause to be filed with the SEC a joint proxy statement relating to the Parent Stockholders Meeting and the Company Shareholders Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”) and Parent shall prepare and cause to be filed with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, and Parent and the Company shall use their respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Each of Parent and the Company shall furnish all information concerning itself and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement and each of Parent and the Company shall use reasonable best efforts to cause the Form S-4 and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC. Each of Parent and the Company shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Each of Parent and the Company shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint

Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Each of Parent and the Company shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or Joint Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Parent and the Company (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Each of Parent and the Company shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Stock Consideration for offering or sale in any jurisdiction, and each of Parent and the Company shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of Parent and the Company shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act and any applicable foreign or state securities or “blue sky” Laws in connection with the Merger and the issuance of the Stock Consideration.

(b) If prior to the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Parent Stockholders and the Company Shareholders. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

(c) If prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, the Company shall promptly notify Parent of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Parent Stockholders and the Company Shareholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d) Parent shall, as soon as reasonably practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold the Parent Stockholders Meeting for the purpose of seeking the Parent Stockholder Approval. Parent shall use its reasonable best efforts to (x) cause the Joint Proxy Statement to be mailed to the Parent Stockholders and (y) hold the Parent Stockholders Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act, in each case in accordance with applicable Law, the Parent Charter and the Parent Bylaws. Parent shall, through the Parent Board, recommend to its stockholders that they give the Parent Stockholder Approval, shall include such recommendation in the Joint Proxy Statement and shall use reasonable best efforts to solicit the Parent Stockholder Approval (which shall include hiring a proxy solicitor), except to the extent that the Parent Board has made a Parent Adverse Recommendation Change as permitted by Section 5.02(e) or Section 5.02(f). Except as expressly contemplated by the immediately preceding sentence and subject to Parent’s right to terminate this Agreement pursuant to Section 8.01(h), Parent agrees that its obligations pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to Parent of any Parent Takeover Proposal or by the making of any Parent Adverse Recommendation Change by the Parent Board. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to the Parent Stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting or (ii) may, and at the Company’s request shall, adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than 30 days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after two Business Days prior to the End Date. In the event that during the five Business Days prior to the date that the Parent Stockholders Meeting is then scheduled to be held, Parent delivers a notice of an intent to make a Parent Adverse Recommendation Change, the Company may direct Parent to postpone the Parent Stockholders Meeting for up to six Business Days and Parent shall promptly, and in any event no later than the next Business Day, postpone the Parent Stockholders Meeting in accordance with the Company’s direction, subject to Parent’s right to postpone the Parent Stockholders Meeting for a longer period pursuant to the immediately preceding sentence. If requested by the Company, Parent shall promptly provide the Company with all voting tabulation reports relating to the Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative.

(e) The Company shall, as soon as reasonably practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold the Company Shareholders Meeting for the purpose of seeking the Company Shareholder Approval. The Company shall use its reasonable best efforts to (x) cause the Joint Proxy Statement to be mailed to the Company Shareholders and (y) hold the Company Shareholders Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act, in each case in accordance with applicable Law, the Company Charter and the Company Bylaws. The Company shall, through the Company Board, recommend to its shareholders that they give the Company Shareholder Approval, shall include such recommendation in the Joint Proxy Statement and shall use reasonable best efforts to solicit the Company Shareholder Approval (which shall include hiring a proxy solicitor), except to the extent that the Company Board has made a Company Adverse Recommendation Change as permitted by Section 5.03(e) or Section 5.02(f). Except as expressly contemplated by the immediately preceding sentence and subject to the Company’s right to terminate this Agreement pursuant to Section 8.01(i), the Company agrees that its obligations pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or by the making of any Company Adverse Recommendation Change by the Company Board. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Shareholders Meeting (A) to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to the Company Shareholders or (B) if, as of the time for which the Company Shareholders Meeting is scheduled, there are insufficient Company Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Shareholders Meeting or (ii) may, and at Parent’s request shall, adjourn or postpone the Company Shareholders Meeting if, as of the time for which the Company Shareholders Meeting is scheduled, there are insufficient Company Common Shares represented (either in person or by proxy) to obtain the Company Shareholder Approval; provided, however, that unless otherwise agreed to by the parties, the Company Shareholders Meeting shall not be adjourned or postponed to a date that is more than 30 days after the date for which the meeting was previously scheduled (it being understood that such Company Shareholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Shareholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Company Shareholders Meeting shall not be adjourned or postponed to a date on or after two Business Days prior to the End Date. In the event that during the five Business Days prior to the date that the Company Shareholders Meeting is then scheduled to be held, the Company delivers a notice of an intent to make a Company Adverse Recommendation Change, Parent may direct the Company to postpone the Company Shareholders Meeting for up to six Business Days and the Company shall promptly, and in any event no later than the next Business Day, postpone the Company Shareholders Meeting in accordance with Parent’s direction, subject to the Company’s right to postpone the Company Shareholders Meeting for a longer period pursuant to the immediately preceding sentence. If requested by Parent, the Company shall promptly provide Parent with all voting tabulation reports relating to the Company Shareholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative.

(f) Each of Parent and the Company shall use their reasonable best efforts to hold the Parent Stockholders Meeting and the Company Shareholders Meeting, respectively, at the same time and on the same date as the other party.

SECTION 6.02 Access to Information; Confidentiality. Subject to applicable Law, each of Parent, Merger Sub and the Company shall, and shall cause each of its respective Subsidiaries to, afford to the other parties and to the Representatives of such other party reasonable access during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement pursuant to Section 8.01, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of Parent, Merger Sub and the Company shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other party (i) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of securities Laws and (ii) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that either party may withhold (v) prior to the Closing, any valuations of assets and any pricing assumptions, forward pricing estimates, price decks or pricing studies related thereto, (w) prior to Closing, personnel records of such party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information the disclosure of which would violate applicable Law or that in such party’s good faith opinion could subject such party or any of its Subsidiaries to risk of liability, (x) any document or information that is subject to the terms of a confidentiality agreement with a third party (provided that the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (y) any document or information subject to any attorney-client privilege or attorney work product doctrine (provided that the withholding party shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege or attorney work product determination) or (z) any document or information if, in the judgment of such party, the sharing of such document or information violates applicable Law; and provided further, that neither party has the right to undertake any sampling or testing, including sampling of any environmental media, at any of the properties of the other party without the express written approval of such party, such approval being in the sole discretion of such party. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement dated July 26, 2018 between Parent and the Company (the “Confidentiality Agreement”); provided, that, prior to the termination of this Agreement, nothing in Section 14 of the Confidentiality Agreement shall restrict (i) Parent from taking actions contemplated by this Agreement to consummate the Transactions, (ii) Parent from complying with its obligations under this Agreement or (iii) the ability of Parent to propose adjustments or revisions to the terms of this Agreement to the Company Board. From and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, each party shall continue to provide access to the other party and its Representatives to the electronic data room relating to the Transactions maintained by or on behalf of it to which the other party and its Representatives were provided access prior to the date of this Agreement.

SECTION 6.03 Required Actions.

(a) Subject to the terms and conditions of this Agreement, each of the parties shall use its reasonable best efforts to consummate and make effective, as soon as reasonably possible, the Transactions, including the Merger.

(b) Without limiting Section 6.03(a), Parent and the Parent Board and the Company and the Company Board, as the case may be, shall use their respective reasonable best efforts to (x) take all action reasonably appropriate to ensure that no takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Merger or any other transaction contemplated by this Agreement and (y) if any takeover statute or similar statute or regulation becomes applicable to this Agreement, the Merger or any other transaction contemplated by this Agreement, take all action reasonably appropriate to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement.

(c) Parent shall take reasonable best efforts to obtain the expiration or early termination of the HSR Act waiting period, including but not limited to (i) jointly proposing with the Company to negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture, transfer, license, or disposition of, or prohibition or limitation on the ownership or operation by Parent, the Company or any of their respective Subsidiaries of, any portion of the business, properties or assets of Parent, the Company or any of their respective Subsidiaries, (ii) terminating, modifying, or assigning existing relationships, contracts, or obligations of Parent or its Subsidiaries or Affiliates or those relating to any assets, properties, or businesses to be acquired pursuant to this Agreement, (iii) changing or modifying any course of conduct regarding future operations of Parent or its Subsidiaries or Affiliates or the assets, properties, or businesses to be acquired pursuant to this Agreement, or (iv) otherwise taking or committing to take any other action that would limit Parent’s or its Subsidiaries’ or Affiliates’ freedom of action with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement (collectively, a “Divestiture Action”); provided that Parent or any Parent Subsidiaries are not obligated to take any Divestiture Action or other action unless such action is expressly conditioned upon and is only effective after the Closing of the Merger and such action would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or operations of Parent and its Subsidiaries from and after the Effective Time, taken as a whole. The Company shall agree to take any Divestiture Action requested by Parent if such actions are only effective after the Effective Time and conditioned upon the consummation of the Merger. In the event that any Divestiture Action is proposed by or acceptable to a Governmental Entity, Parent shall have the right to determine the manner in which to implement the requirement of such Governmental Entity; provided, that in no event shall Parent or the Company (or any of their respective Subsidiaries or other Affiliates) be required to take or effect any such action that is not conditioned upon the consummation of the Merger; provided, further, that Parent shall consult with the Company and give consideration to the views of the Company on all matters relating to any possible Divestiture Action.

(d) In addition, if any action or Proceeding is instituted (or threatened) challenging the Merger or any other transaction contemplated by this Agreement as violating any antitrust, competition, foreign investment, trade regulation or similar Law or if any decree, order, judgment, or injunction (whether temporary, preliminary, or permanent) is entered, enforced, or attempted to be entered or enforced by any Governmental Entity that would make the Merger or any other transaction contemplated by this Agreement illegal or otherwise delay or prohibit the consummation of the Merger or any other transaction contemplated by this Agreement, Parent, its Affiliates and Subsidiaries and the Company, its Affiliates and Subsidiaries, shall use reasonable best efforts to (subject the limitations set forth in Section 6.03(c)) contest and defend any such Claim, cause of action, or Proceeding to avoid entry of, or to have vacated, lifted, reversed, repealed, rescinded, or terminated, any decree, order, judgment, or injunction (whether temporary, preliminary, or permanent) that prohibits, prevents, or restricts consummation of the Merger or any other transaction contemplated by this Agreement. Parent shall be entitled to direct any such action or Proceeding described in this Section 6.03(d); provided, however, that it shall afford the Company a reasonable opportunity to participate therein.

(e) Without limiting the generality of the foregoing, each of Parent and the Company shall:

(i) make or cause to be made, in consultation and cooperation with the other and as promptly as practicable after the date of this Agreement, an appropriate filing of a Notification and Report Form pursuant to the HSR Act relating to the Merger;

(ii) use its reasonable best efforts to furnish to the other all assistance, cooperation and information required for any such registration, declaration, notice, application or filing and in order to achieve the effects set forth in Section 6.03(b);

(iii) give the other reasonable prior notice of any such registration, declaration, notice, application or filing and, to the extent reasonably practicable, of any communication with any Governmental Entity regarding the Merger (including with respect to any of the actions referred to in Section 6.03(c) and in this Section 6.03(e)), and permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such registration, declaration, notice, filing, application or communication;

(iv) use its reasonable best efforts to respond as promptly as practicable under the circumstances to any inquiries received from any Governmental Entity or any other authority enforcing applicable antitrust, competition, foreign investment, trade regulation or similar Laws for additional information or documentation in connection with antitrust, competition, foreign investment, trade regulation or similar matters (including a “second request” under the HSR Act), and not extend any waiting period under the HSR Act or enter into any agreement with such Governmental Entities or other authorities not to consummate any of the Transactions, except with the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed;

(v) unless prohibited by applicable Law or by the applicable Governmental Entity, (A) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any substantive conversation with any Governmental Entity in respect of the Merger (including with respect to any of the actions referred to in Section 6.03(c) and in this Section 6.03(e)) without the other, (B) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation or a communication is initiated by a Governmental Entity without advance notice, keep the other party reasonably apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, Parent papers, filings, correspondence or other written communications explaining or defending this Agreement and the Merger, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (E) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement and the Merger, provided that each party may designate information as “outside counsel only,” and the receiving party agrees to instruct its counsel not to disclose such information to its client.

SECTION 6.04 Equity Awards.

(a) As soon as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee thereof) shall adopt such resolutions as may be required to effect the following:

(i) as of the Effective Time, each Company RSU Award that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall vest in full and shall, automatically and without any required action on the part of the holder thereof, be converted into the right to receive:

(1) an amount in cash equal to the product of (A) the Mixed Election Cash Consideration and (B) the number of Company Common Shares subject to such Company RSU Award, without interest, and

(2) a number of shares of Parent Common Stock equal to the product of (A) the number of Company Common Shares subject to such Company RSU Award and (B) the Mixed Election Stock Exchange Ratio, rounded up to the nearest whole share.

(ii) as of the Effective Time, each Company PSU Award that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be converted into the right to receive:

(1) an amount in cash equal to the product of (A) the Mixed Election Cash Consideration and (B) the number of Company Common Shares earned under such Company PSU Award (with the number of Company Common Shares deemed earned under such Company PSU Award reasonably determined by the Compensation Committee of the Company Board at least three Business Days prior to the Effective Time after consultation with Parent regarding such performance determination based on actual level of achievement with respect to the applicable performance-based vesting criteria as of the Effective Time in accordance with the terms of the agreements evidencing the Company PSU Awards); provided that, the number of Company Common Shares deemed earned under any Company PSU Award with respect to any performance period scheduled to commence on or after January 1, 2019 shall vest based on maximum level of achievement (assuming a positive share price appreciation), and

(2) a number of shares of Parent Common Stock equal to the product of (A) the number of Company Common Shares earned under such Company PSU Award (with the number of Company Common Shares deemed earned under such Company PSU Award reasonably determined by the Compensation Committee of the Company Board at least three Business Days prior to the Effective Time after consultation with Parent regarding such performance determination based on actual level of achievement with respect to the applicable performance-based vesting criteria as of the Effective Time in accordance with the terms of the agreements evidencing the Company PSU Awards; provided that, the number of Company Common Shares deemed earned under any Company PSU Award with respect to any performance period scheduled to commence on or after January 1, 2019 shall vest based on maximum level of achievement (assuming a positive share price appreciation) and (B) the Mixed Election Stock Exchange Ratio, rounded up to the nearest whole share.

The consideration to be paid pursuant to this Section 6.04(a) with respect to any Company RSU Award or Company PSU Award shall be paid to the holder thereof as promptly as practicable following the Effective Time (but in no event later than two Business Days thereafter), subject to any applicable withholding or other Taxes. All amounts withheld from the consideration to be paid pursuant to this Section 6.04(a) with respect to any Company RSU Award or Company PSU Award shall be withheld from the Mixed Election Cash Consideration.

(b) Notwithstanding anything herein to the contrary, with respect to any Company RSU Award or Company PSU Award that constitutes nonqualified deferred compensation subject to section 409A of the Code and that the Company determines prior to the Effective Time is not eligible to be terminated in accordance with Treasury Regulation § 1.409A-3(j)(4)(ix)(B), such payment shall be made at the earliest time permitted that shall not trigger a Tax or penalty under section 409A of the Code. All rounding described in this Section 6.04 shall be done on an aggregate basis.

(c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon settlement of the Company RSU Awards and Company PSU Awards converted into shares of Parent Common Stock in accordance with this Section 6.04.

SECTION 6.05 Indemnification, Exculpation and Insurance.

(a) Without limiting any additional rights that any director, officer, trustee, or fiduciary may have under any employment or indemnification agreement or under the Company Charter or Company Bylaws, resolution of the Company Board or Company Shareholders, this Agreement or, if applicable, similar Organizational Documents, resolutions or agreements of any of the Company’s Subsidiaries, subject to the terms and conditions set forth herein, from and after the Effective Time, Parent and the Surviving Corporation, jointly and severally, will: (i) indemnify and hold harmless each Person who is now, or has been or becomes at any time prior to the Effective Time, (A) an officer or director of the Company or any of its Subsidiaries or (B) a director, officer, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries, together with such Person’s heirs, executors, trustees, fiduciaries and administrators (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law from and against any losses, claims, damages, liabilities, costs, Indemnification Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) arising out of or in connection with any Claim or Action; and (ii) promptly pay on behalf of or, within 15 days after any request for advancement, advance to each of the Indemnified Parties, any Indemnification Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim or Action in advance of the final disposition of such Claim or Action, including payment on behalf of or advancement to the Indemnified Party of any Indemnification Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security. The indemnification and advancement obligations of Parent and the Surviving Corporation pursuant to this Section 6.05(a) extend to acts or omissions occurring at or before the Effective Time in the capacity as a director or officer of the Company or any of its Subsidiaries and any Claim or Action relating thereto (including with respect to any acts or omissions occurring in connection with the adoption or approval of this Agreement and the consummation of the Transactions, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim or Action relating thereto), and all rights to indemnification and advancement conferred hereunder continue as to any Indemnified Party who has ceased to be a director or officer of the Company or any of its Subsidiaries after the date hereof (with respect to acts or omissions occurring prior to such cessation) and inure to the benefit of such Indemnified Party’s heirs, executors and personal and legal representatives. As used in this Section 6.05: (x) the term “Claim” means any threatened, asserted, pending or completed action or Proceeding, whether instituted by any party hereto, any Governmental Entity or any other person, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism (“Action”) arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director or officer of the Company or of any of its Subsidiaries or as a trustee of (or in a similar capacity with) any compensation and benefit plan of any thereof; (y) the term “Indemnification Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including reasonable experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as reasonable telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification or advancement is sought pursuant to this Section 6.05(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party; and (z) the phrase “to the fullest extent authorized or permitted by applicable Law” includes, but is not limited to (1) to the fullest extent authorized or permitted by any provision of the VSCA, that authorizes or permits additional indemnification by agreement or otherwise, or the corresponding provision of any amendment to or replacement of the VSCA; and (2) to the fullest extent authorized or permitted by any amendments to or replacements of the VSCA, adopted after the date of this Agreement that increase the extent to which an entity may indemnify its directors, officers, trustees, employees, agents, or fiduciaries or persons serving in any capacity in which any Indemnified Party serves. To the extent permitted by Law, any amendment, alteration or repeal of the VSCA, that adversely affects any right of any Indemnified Party will be prospective only and does not limit or eliminate any such right with respect to any Claim or Action involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

(b) In the event that Parent, the Surviving Corporation, LLC Sub or any of their successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, Parent, the Surviving Corporation or LLC Sub, as applicable, shall cause proper provision to be made so that the successors and assigns of Parent, the Surviving Corporation or LLC Sub, as applicable, assume the obligations set forth in this Section 6.05 contemporaneous with the closing of any such consolidation, merger, transfer or conveyance.

(c) On or prior to the Effective Time, Parent shall purchase a “tail” directors’ and officers’ liability insurance policy covering the six-year period from and after the Effective Time for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by the Company from a carrier with the same or better credit rating to the Company’s current directors’ and officers’ liability insurance carrier on terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by the Company as of the date of this Agreement with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall Parent be required to pay with respect to such “tail” policy more than 300% of the aggregate annual premium currently paid by the Company for such insurance (the “Maximum Amount”). If Parent is unable to obtain the “tail” policy described in the foregoing sentence as of the Effective Time, Parent shall cause Surviving Corporation or LLC Sub to provide the current and former directors and officers of the Company and the Company Subsidiaries with an insurance and indemnification policy (from an insurance carrier with the same or better credit rating as the current insurer) that provides directors’ and officers’ liability insurance for events, acts and omissions occurring at or prior to the Effective Time for an aggregate period of no less than six years from the Effective Time that is not materially less favorable than the Company’s existing policy or, if such coverage is unavailable, the best available coverage; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an aggregate premium amount greater than the Maximum Amount.

(d) The provisions of this Section 6.05 (i) shall survive consummation of the Merger and the LLC Sub Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs, executors and personal and legal representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement, exculpation or contribution that each Indemnified Party may have by contract or otherwise, including under the terms of the respective Organizational Documents of the Company and the Company Subsidiaries.

SECTION 6.06 Fees and Expenses.

(a) Except as provided below, all fees and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not such Transactions are consummated.

(b) The Company shall pay to Parent a fee of $45,000,000 (the “Termination Fee”) if:

(i) Parent terminates this Agreement pursuant to Section 8.01(e) (Company Adverse Recommendation Change) or Section 8.01(g) (Breach of Non-Solicitation Covenant);

(ii) the Company terminates this Agreement pursuant to Section 8.01(b)(iv) (Company No Vote) at any time at which Parent would have been permitted to terminate this Agreement pursuant to Section 8.01(e) (Company Adverse Recommendation Change);

(iii) the Company terminates this Agreement pursuant to Section 8.01(i) (Company Entry into a Company Superior Proposal); or

(iv) (A) prior to the Company Shareholders Meeting, a Company Takeover Proposal is made to the Company or is made directly to the Company Shareholders or otherwise becomes publicly known or any Person has publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal, and such Company Takeover Proposal or intended Company Takeover Proposal has not been publicly withdrawn without qualification at least five Business Days prior to (1) the Company Shareholders Meeting or (2) if such Company Shareholders Meeting has not been held at the time of termination, the date of such termination, (B) Parent or the Company, as applicable, terminates this Agreement pursuant to (1) Section 8.01(b)(i) (End Date) (if the Company Shareholders Meeting has not been held), (2) Section 8.01(b)(iv) (Company No Vote) or (3) Section 8.01(c) (Company Terminable Breach), and (C) within 12 months of such termination, the Company enters into a definitive Contract (other than a confidentiality agreement) with respect to a Company Takeover Proposal (or the Company publicly approves or recommends to the Company Shareholders or otherwise does not oppose, in the case of a tender or exchange offer, a Company Takeover Proposal which is ultimately consummated regardless of whether outside such 12-month period) or consummates a Company Takeover Proposal. For purposes of this Section 6.06(b)(iv)(C) only, the term “Company Takeover Proposal” shall have the meaning assigned to such term in Section 9.03 except that all references to “15%” therein shall be deemed to be references to “50%.”

Any Termination Fee due under this Section 6.06(b) shall be paid by wire transfer of same-day funds to an account designated by Parent (x) in the case of clauses (i) and (ii) above, on the second Business Day immediately following the date of termination of this Agreement, (y) in the case of clause (iii) above, immediately prior to or concurrently with the termination of this Agreement, and (z) in the case of clause (iv) above, on the date of the first to occur of the events referred to in clause (iv)(C) above.

(c) Parent shall pay to the Company the Termination Fee if:

(i) the Company terminates this Agreement pursuant to Section 8.01(f) (Parent Adverse Recommendation Change) or Section 8.01(j) (Breach of Non-Solicitation Covenant);

(ii) Parent terminates this Agreement pursuant to Section 8.01(b)(iii) (Parent No Vote) at any time at which the Company would have been permitted to terminate this Agreement pursuant to Section 8.01(f) (Parent Adverse Recommendation Change);

(iii) Parent terminates this Agreement pursuant to Section 8.01(h) (Parent Entry into a Superior Parent Proposal); or

(iv) (A) prior to the Parent Stockholders Meeting, a Parent Takeover Proposal is made to Parent or is made directly to the Parent Stockholders or otherwise becomes publicly known or any Person has publicly announced an intention (whether or not conditional) to make a Parent Takeover Proposal, and such Parent Takeover Proposal or intended Parent Takeover Proposal has not been publicly withdrawn without qualification at least five Business Days prior to (1) the Parent Stockholders Meeting or (2), if such Parent Stockholders Meeting has not been held at the time of termination, the date of such termination, (B) Parent or the Company, as applicable, terminates this Agreement pursuant to (1) Section 8.01(b)(i) (End Date) (if the Parent Stockholders Meeting has not been held), (2) Section 8.01(b)(iii) (Parent No Vote) or (3) Section 8.01(d) (Parent Terminable Breach), and (C) within 12 months of such termination Parent enters into a definitive Contract (other than a confidentiality agreement) with respect to a Parent Takeover Proposal (or Parent publicly approves or recommends to the Parent Stockholders or otherwise does not oppose, in the case of a tender or exchange offer, a Parent Takeover Proposal which is ultimately consummated regardless of whether outside such 12-month period)

or consummates a Parent Takeover Proposal. For purposes of this Section 6.06(c)(iv)(C) only, the term “Parent Takeover Proposal” shall have the meaning assigned to such term in Section 9.03 except that all references to “40%” and “60%” therein shall be deemed to be references to “50%.”

Any Termination Fee due under this Section 6.06(c) shall be paid by wire transfer of same-day funds to an account designated by the Company (x) in the case of clauses (i) and (ii) above, on the second Business Day immediately following the date of termination of this Agreement, (y) in the case of clause (iii) above, immediately prior to or concurrently with the termination of this Agreement, and (z) in the case of clause (iv) above, on the date of the first to occur of the events referenced in clause (iv)(C) above.

(d) Parent and the Company acknowledge and agree that the agreements contained in Section 6.06(b) and Section 6.06(c) are an integral part of the Transactions, and that, without these agreements, neither the Company nor Parent would enter into this Agreement. Accordingly, if Parent fails promptly to pay the amount due pursuant to Section 6.06(c) or the Company fails promptly to pay the amount due pursuant to Section 6.06(b) and, in order to obtain such payment, the Person owed such payment commences a suit, action or other Proceeding that results in a Judgment in its favor for such payment, the Person owing such payment shall pay to the Person owed such payment its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, action or other Proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published by The Wall Street Journal in effect on the date such payment was required to be made. In no event shall either party be obligated to pay more than one Termination Fee pursuant to this Section 6.06. Notwithstanding anything to the contrary in this Agreement, in the event that the Termination Fee becomes due and payable and is actually paid to Parent or the Company in accordance with this Section 6.06, payment of such Termination Fee, as applicable, shall be the sole and exclusive remedy of the non-terminating party and its Affiliates against any other party or such other party’s Affiliates and other Representatives, for any loss or damage based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the Transactions, except in the case of fraud or Knowing and Intentional Breach of this Agreement. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Termination Fee, expanding the circumstances in which the Termination Fee is to be paid or restricting or modifying the other rights of any party hereunder, in the event of the valid termination of this Agreement under circumstances in which the Termination Fee is due and payable pursuant to this Section 6.06 and is actually paid, it is agreed that such Termination Fee is liquidated damages, and not a penalty, and the payment thereof in such circumstances is supported by due and sufficient consideration; provided that no payment of a Termination Fee shall be considered in lieu of, or a replacement or substitution for, damages incurred in the event of any fraud or Knowing and Intentional Breach of this Agreement.

SECTION 6.07 Certain Tax Matters. For U.S. federal income Tax purposes, it is intended that (a) the Integrated Mergers, taken together, qualify as a “reorganization” within the meaning of section 368(a) of the Code, (b) with respect to the Integrated Mergers, this Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a) and (c) with respect to the Integrated Mergers, Parent, Merger Sub, LLC Sub and the Company each be a “party to a reorganization” within the meaning of section 368(b) of the Code. Each of Parent and the Company shall use its reasonable best efforts to cause the Integrated Mergers to qualify, and will not take (and will use its reasonable best efforts to prevent any Affiliate of such party from taking) any actions that would reasonably be expected to prevent the Integrated Mergers from qualifying, as a reorganization under the provisions of section 368(a) of the Code. Parent and the Company will cooperate with one another and use their respective reasonable best efforts to obtain the opinions of counsel referred to in Section 7.02(c) and Section 7.03(c). In connection with obtaining such opinions, (i) Parent shall deliver to such counsel a duly executed certificate substantially in the form attached hereto as Exhibit B (the “Parent Tax Certificate”) and (ii) the Company shall deliver to such counsel a duly executed certificate substantially in the form attached hereto as Exhibit C (the “Company Tax Certificate”), in each case dated as of the Closing Date (and, if requested, dated as of the date on which the Form S-4 is declared effective by the SEC).

Parent and the Company shall provide such other information as reasonably requested by counsel for purposes of rendering the opinions described in Section 7.02(c) and Section 7.03(c), as applicable.

SECTION 6.08 Transaction Litigation. Notwithstanding anything in Section 5.01 of this Agreement to the contrary, in the event any Proceeding by any Governmental Entity or other Person is commenced or, to the Knowledge of the Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages or injunctive relief in connection therewith, including stockholder litigation (“Transaction Litigation”), the Company or Parent, as applicable, shall promptly (and in any event, within one Business Day) notify the other party orally and in writing of such Transaction Litigation and shall keep the other party reasonably informed with respect to the status thereof. The Company or Parent, as applicable, shall give the other party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation at the other party’s sole cost and expense and shall consider in good faith the other party’s advice with respect to such Transaction Litigation; provided, that the Company or Parent shall not cease to defend any such Transaction Litigation without the prior written consent of the other party; provided, further, that the Company shall not consent to the entry of any judgment, offer or agree to settle, or take any other material action with respect to such Transaction Litigation without the prior written consent of Parent. Without limiting in any way the parties’ obligations under Section 6.03, each of Parent and the Company shall cooperate, shall cause the Parent Subsidiaries and the Company Subsidiaries, as applicable, to cooperate, and shall use its reasonable best efforts to cause its Representatives to cooperate in the defense against any Transaction Litigation.

SECTION 6.09 Section 16 Matters. Prior to the Effective Time, Parent and the Company each shall take all such steps as may be required to cause (a) any dispositions of Company Common Shares (including derivative securities with respect to Company Common Shares) resulting from the Merger and the other Transactions by each individual who will be subject to the reporting requirements of section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger and the other Transactions by each individual who may become or is reasonably expected to become subject to the reporting requirements of section 16(a) of the Exchange Act with respect to Parent at or immediately following the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.10 Governance Matters. Prior to the Effective Time, Parent shall take all necessary corporate action so that upon and after the Effective Time (i) the size of the Parent Board is increased by two members and (ii) two members of the Company Board who (A) are mutually agreed upon by Parent and the Company, and (B) would qualify as independent directors under Section 303A.02 of the NYSE Listed Company Manual (the “Company Directors”) are appointed to the Parent Board to fill the vacancies on the Parent Board created by such increase. Parent, through the Parent Board and subject to the Parent Board’s fiduciary duties to the stockholders of Parent, shall take all necessary action to recommend that the Company Directors be elected to the Parent Board in the proxy statement relating to the first annual meeting of the stockholders of Parent following the Closing.

SECTION 6.11 Public Announcements. Except with respect to (i) any Parent Adverse Recommendation Change or Company Adverse Recommendation Change made in accordance with the terms of this Agreement, (ii) any action taken by the Company or the Company Board pursuant to, and in accordance with, Section 5.03, or (iii) any action taken by Parent or the Parent Board pursuant to, and in accordance with, Section 5.02, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions and shall not issue any such press release or make any such public statement without the prior written approval of the other party, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided, in each case, such party uses reasonable best efforts to afford the other party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon which the disclosing party shall consider in good faith. Prior to initiating any written material communications to all employees of the Company or any of the Company Subsidiaries pertaining to the effect of the Transaction on compensation or benefit matters, the Company shall provide Parent with a copy of the intended communication, the Company shall provide Parent a reasonable period of time to review and comment on the communication, and the Company shall consider any timely comments in good faith. The initial press release to be issued with respect to the Transactions shall be a joint press release to be reasonably agreed to by the parties.

SECTION 6.12 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger and upon the settlement of Company RSU Awards and Company PSU Awards following the Effective Time, to be approved for listing on the NYSE, in each case subject to official notice of issuance, prior to the Closing Date. The Company shall cooperate with Parent in connection with the foregoing, including the provision of information reasonably requested by Parent in connection therewith.

SECTION 6.13 Stock Exchange De-listing. Each of Parent and the Company shall use its reasonable best efforts to cause the Company Common Shares and any other securities of the Company specified by Parent to be de-listed from the NASDAQ and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

SECTION 6.14 Employee Matters.

(a) For a period of one year following the Effective Time, Parent shall provide each individual who is actively employed by the Company or any of the Company Subsidiaries immediately prior to the Effective Time and who continues employment with the Surviving Corporation, LLC Sub or any of their respective Subsidiaries as of the Closing Date (each a “Company Employee”) with (i) a base salary or wage rate and target incentive compensation opportunity (including equity-based compensation) that, in each case, is no less favorable than the base salary or wage rate and target incentive compensation opportunity (including equity-based compensation) in effect for such Company Employee immediately prior to the Effective Time and (ii) health, welfare and retirement benefits that are no less favorable, in the aggregate, than the health, welfare and retirement benefits provided to such Company Employee immediately prior to the Effective Time.

(b) For all purposes (including for purposes of eligibility to participate, vesting and level of benefits, but not for purposes of defined benefit pension accrual or post-employment retiree medical benefits) with respect to the benefit plans maintained by Parent or any Parent Subsidiary providing benefits to any Company Employee after the Closing Date, each Company Employee’s years of service with the Company or any Company Subsidiary (or any predecessor employer of an employee of the Company or any Company Subsidiary, to the extent service with such predecessor employer is recognized by the Company or the applicable Company Subsidiary as of the date of this Agreement) prior to the Effective Time shall be treated as service with Parent or the Parent Subsidiaries; provided, however, that such service need not be recognized to the extent (A) that such recognition would result in any duplication of benefits for the same period of service or (B) not recognized by the Company or a Company Subsidiary, as applicable, under the applicable Company Benefit Plan in which the Company Employee was eligible to participate prior to the Effective Time.

(c) Parent shall, or shall cause the Surviving Corporation or LLC Sub to, provide severance benefits to each Company Employee who is terminated during the period commencing on the Closing Date and ending on the one year anniversary thereof that are at least equal to the severance benefits provided pursuant to the applicable severance benefits plan, agreement, practice or arrangement maintained by the Company or any of the Company Subsidiaries for the benefit of such Company Employee immediately prior to the Effective Time.

(d) For purposes of each benefit plan of Parent or the Parent Subsidiaries, Parent and the Parent Subsidiaries shall use best efforts to (i) cause all pre-existing condition exclusions and actively-at-work requirements of such plans to be waived for each Company Employee and their covered dependents, to the extent such conditions were inapplicable or waived under the comparable benefits plans of the Company or any Company Subsidiary in which such Company Employee participated immediately prior to the Closing Date and (ii) give full credit for all co-payments, coinsurance, maximum out-of-pocket requirements and deductibles to the extent satisfied in the plan year in which the Effective Time occurs (or the year in which Company Employees and their dependents commence participation in the benefit plans of Parent and the Parent Subsidiaries, if later) as if there had been a single continuous employer.

(e) This Section 6.14 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.14, express or implied, (i) is intended to confer upon any other person (including any current or former directors, officers, consultants or employees of any of the Company or any Company Subsidiary or, on or after the Effective Time, the Surviving Corporation or any of its Subsidiaries) any rights or remedies of any nature whatsoever, (ii) is intended to be, or shall constitute or be construed as, an amendment to or modification of any employee benefit plan, program, policy, agreement or arrangement of Parent, the Company, the Surviving Corporation or any respective Subsidiary thereof or (iii) obligates Parent or any of the Parent Subsidiaries to retain the employment of any particular employee of the Company or any Company Subsidiary following the Effective Time.

SECTION 6.15 [Reserved]

SECTION 6.16 Financing.

(a) Parent shall use, and shall cause its Affiliates to use, their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable to consummate the Financing as promptly as possible following the date of this Agreement (and, in any event, no later than the Closing Date), including:

(i) (A) maintaining in effect the Commitment Letter and complying with all of their respective obligations thereunder and (B) negotiating, entering into and delivering definitive agreements with respect to the Financing reflecting the terms contained in the Commitment Letter (or with other terms agreed by Parent and the Financing Parties, subject to the restrictions on amendments of the Commitment Letter set forth below), so that such agreements are in effect no later than the Closing Date; and

(ii) satisfying on a timely basis all the conditions to the Financing and the definitive agreements related thereto that are applicable to Parent and its Affiliates.

(b) In the event that all conditions set forth in Section 7.01 and Section 7.03 have been satisfied or waived or, upon funding shall be satisfied or waived, Parent and its Affiliates shall cause the Financing Parties to fund on the Closing Date the Financing, to the extent the proceeds thereof are required to consummate the Merger and the other transactions contemplated hereby, and shall enforce its rights under the Commitment Letter. Parent shall not, and shall cause its Affiliates not to, take or refrain from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the Commitment Letter or in any definitive agreement related to the Financing. Parent shall not, and shall cause its Affiliates not to, object to the utilization of any “market flex” provisions by any Financing Party.

(c) Parent shall keep the Company reasonably informed, promptly upon request by the Company (and in any event within two Business Days of such request), of the status of Parent’s efforts to obtain the Financing and to satisfy the conditions thereof. Without limiting the foregoing, Parent shall notify the Company promptly (and in any event within two Business Days) if at any time prior to the Closing Date:

(i) the Commitment Letter expires or is terminated for any reason (or if any Person attempts or purports to terminate or repudiate the Commitment Letter, whether or not such attempted or purported termination or repudiation is valid);

(ii) Parent obtains Knowledge of any breach or default, or any event or circumstance that, with or without due notice, lapse of time or both, would reasonably be expected to give rise to any breach or default, by any party to the Commitment Letter or any definitive document related to the Financing of any provisions of the Commitment Letter or any definitive document related to the Financing;

(iii) Parent receives any written communication from any Person with respect to any actual, potential or threatened breach, default, termination or repudiation by any party to the Commitment Letter or any definitive document related to the Financing; or

(iv) any Financing Party refuses to provide or expresses in writing an intent to refuse to provide all or any portion of the Financing contemplated by the Commitment Letter on the terms set forth therein (or expresses in writing that such Person does not intend to enter into all or any portion of definitive documentation related to the Financing or to consummate the transactions contemplated thereby).

(d) Parent may amend, modify, terminate, assign or agree to any waiver under the Commitment Letter without the prior written approval of the Company; provided, that Parent shall not, without the Company’s prior written consent, permit any such amendment, modification, termination, assignment or waiver to be made to any provision of or remedy under the Commitment Letter which would (i) reduce the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount), (ii) impose new or additional conditions to the Financing or otherwise expand, amend or modify any of the conditions to the Financing or (iii) otherwise expand, amend, modify or waive any provision of the Commitment Letter in a manner that in any such case would reasonably be expected to (A) delay or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date, (B) adversely impact the ability of Parent to enforce its rights against the Financing Parties or (C) timely consummate the Merger and the other transactions contemplated hereby. In the event that new commitment letters or fee letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Commitment Letter permitted pursuant to this Section 6.16(d), Parent shall promptly deliver to the Company a true, complete and accurate copy thereof (and in the case of the Fee Letter, redacted in a manner consistent with Section 3.28). For purposes of this Agreement, the terms “Commitment Letter” and “Fee Letter” shall include and mean such documents as amended, supplemented, modified, waived or replaced in compliance with this Section 6.16(d), and references to “Financing” shall include and mean the financing contemplated by the Commitment Letter as so amended, supplemented, modified, waived or replaced, as applicable.

(e) Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts that become due and payable under the Commitment Letter.

Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub expressly acknowledge and agree that neither Parent’s, Merger Sub’s nor any of their respective Affiliates’ obligations hereunder are conditioned in any manner upon Parent, Merger Sub or any of their respective Affiliates obtaining the Financing or any other financing.

SECTION 6.17 Financing Cooperation.

(a) From the date hereof until the Closing (or the earlier termination of this Agreement pursuant to Section 8.01), subject to the limitations set forth in this Section 6.17, and unless otherwise agreed by Parent, the Company shall use its reasonable best efforts to and to cause its Representatives to, and shall cause each of its Subsidiaries to use their respective reasonable best efforts to and to cause their respective Representatives to, provide all cooperation reasonably requested by Parent, or as Parent may reasonably determine necessary or advisable, in connection with Parent’s arrangement and closing of the Financing and the satisfaction of the conditions in the Commitment Letter, including using reasonable best efforts to:

(1) furnish Parent and the Financing Parties with the Required Information;

(2) to the extent reasonably requested by Parent or any Financing Party, make senior officers and other key employees of the Company and its Subsidiaries with appropriate authority and expertise available for, with reasonable advance notice and at times and locations reasonably acceptable to the Company, Parent and any applicable Financing Party, and participate in (including preparation for) a reasonable number of meetings, due diligence sessions, drafting sessions, presentations, and sessions with prospective lenders, investors and ratings agencies, including by providing reasonable assistance in the preparation of confidential information memoranda and similar customary documents as may be reasonably requested by Parent or any Financing Party, in each case, with respect to information relating to the Company and its Subsidiaries in connection with customary marketing efforts of Parent for all or any portion of the Financing; provided, however, that any participation in the foregoing by senior officers and other key employees of the Company which may require travel by such persons shall be subject to the Company’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed);

(3) as promptly as practicable after the date hereof, furnish Parent and the Financing Parties with financial and other pertinent information and disclosures with respect to the Company and the Company Subsidiaries (including their businesses, operations, and financial projections), including the Required Information, as is reasonably requested by Parent or any Financing Party and is customarily required for the arrangement and syndication of debt financings similar to the Financing committed pursuant to the Commitment Letter in each case, subject to any confidentiality restrictions binding on the Company or the Company Subsidiaries;

(4) to the extent reasonably requested by Parent or any Financing Party, assist with the preparation of appropriate and customary materials relating to the Company and its Subsidiaries for rating agency presentations, offering documents, bank information memoranda and similar documents reasonably required in connection with the Financing, in each case, with respect to information relating to the Company and the Company Subsidiaries;

(5) (a) direct Grant Thornton LLP and KPMG LLP, as applicable, to provide assistance and cooperation to Parent and the Financing Parties on reasonable and customary terms and consistent with such relevant accountants’ customary practice, including by (x) participating in a reasonable number of drafting sessions and accounting due diligence sessions, (y) providing customary consents to use their audit reports on the consolidated financial statements of the Company as required in any offering documents or in connection with filings made with the SEC related to the Financing in which the consolidated financial statements of the Company are included, and (z) subject to such accountants’ policies and procedures and applicable auditing standards, providing any customary comfort letters (including “negative assurance” comfort) with respect to historical information of the Company and the Company Subsidiaries included in any offering documents related to the Financing in which the consolidated financial statements of the Company are included and (b) to the extent requested by such accountants, provide appropriate representations to such accountants in connection with the foregoing clause (a);

(6) to the extent reasonably requested by Parent, direct DeGolyer and MacNaughton, Wright & Company, Inc. to provide assistance and cooperation to Parent and the Financing Sources on reasonable and customary terms and consistent with such relevant reserve engineer’s customary practice, including by (x) participating in a reasonable number of reserve engineer due diligence sessions, (y) providing customary consents to the use of their report on the Company’s reserves as required in any offering documents or in connection with filings made with the SEC related to the Financing in which such reserve engineer is referenced or reserve information based on such reserve engineer’s report is included and (z) providing any customary reserve engineer letters in connection with any offering document relating to the Financing in which such reserve engineer is referenced or reserve information based on such reserve engineer’s report is included;

(7) to the extent reasonably requested by Parent, deliver information with respect to the Company and its Subsidiaries as is reasonably necessary for Parent to prepare, and reasonably cooperate with Parent in the preparation of, a pro forma consolidated balance sheet of Parent and the Parent subsidiaries (including the Company and the Company Subsidiaries) as of the end of the most recently completed fiscal year or fiscal quarter for which financial statements are included in the Required Information and a related pro forma consolidated statement of income of Parent and its subsidiaries (including the Company and the Company Subsidiaries) for the 12-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 40 days (or 60 days in case such four fiscal quarter period is the end of the Company’s fiscal year) prior to the end of the Marketing Period (it being understood that Parent shall be responsible for the preparation of such pro forma financial statements, including any pro forma adjustments related to the Financing or otherwise or any actions to be taken on or after the Closing Date and such cooperation by the Company and the Company Subsidiaries shall relate solely to the financial information derived from the historical books and records of the Company and the Company Subsidiaries);

(8) promptly, and in any event five Business Days prior to Closing, provide all information reasonably requested by Parent or the Financing Parties regarding the Company and the Company Subsidiaries under applicable “know your customer”, anti-money laundering rules and regulations and the USA PATRIOT Act of 2001, in each case, requested in writing at least ten days prior to the Closing Date;

(9) to the extent reasonably requested by Parent or any Financing Party, provide reasonable and customary authorization letters to the Financing Parties authorizing the distribution of information relating to the Company and the Company Subsidiaries to prospective lenders subject to customary confidentiality provisions;

(10) in respect of assets of (including equity interests held by) the Company or any Company Subsidiary, assist with the preparation of any pledge and security documents or other definitive financing documents as may be reasonably requested by Parent; provided, that no obligation of the Company or any Company Subsidiary under any such document or agreement shall be effective until the Closing;

(11) deliver (x) customary payoff letters with respect to the Indebtedness under the Company Credit Agreements setting forth (i) the amounts required to repay such Indebtedness (other than contingent indemnification obligations and any letters or credit or hedges that will remain outstanding pursuant to arrangements satisfactory to the letter of credit issuing bank or hedge counterparty, as the case may be) in full on the Closing Date, (ii) the wire transfer instructions for the repayment of such Indebtedness, and (iii) authorization to file all releases necessary to evidence such repayment in full of such Indebtedness and to enable release of all Liens relating thereto, effective upon repayment of such Indebtedness (and confirmation of such receipt) and (y) Lien terminations, releases, UCC termination statements, and other instruments of discharge of Liens requested by the Parent in order to allow for the release of all Liens against the Company or any of its Subsidiaries relating to the Indebtedness under the Company Credit Agreements;

(12) to the extent reasonably requested by Parent, cooperate with Parent to satisfy the conditions precedent to the Financing to the extent within the control of the Company and the Company Subsidiaries, including assisting Parent in procuring public ratings for the Financing or notes to be offered in connection with the Financing and, to the extent reasonably practicable, preparing any “flash” numbers (which may include ranges of management estimates of certain key metrics) with respect to any Financing that occurs after February 1, 2019; and

(13) assist Parent with the establishment of bank and other accounts and blocked account and control agreements of the Company and one or more of its Subsidiaries in connection with the foregoing, in each case to the extent customary and reasonable and provided that no such control agreements shall be effective until Closing and no such new account shall be established prior to Closing, and use commercially reasonable efforts to deliver any borrowing base certificates requested by Parent a reasonable time prior to Closing pursuant to the Commitment Letter.

(b) Notwithstanding anything to the contrary contained in this Agreement (including this Section 6.17):

(i) nothing in this Agreement (including this Section 6.17) shall require any such cooperation to the extent that it would: (A) require the Company or any Company Subsidiary to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Closing; (B) unreasonably interfere with the ongoing business or operations of the Company or any Company Subsidiary (it being acknowledged that none of the cooperation specified in Sections 6.17(a)(1) through (13) above would so interfere); (C) require the Company or any Company Subsidiary to enter into or approve any agreement or other documentation effective prior to the Closing or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Closing except the customary authorization letters referenced in Section 6.17(a)(9) above; (D) require the Company, any of the Company Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the Financing; (E) require any action that would conflict with or violate the Organizational Documents of the Company or any Company Subsidiary, the Company Credit Agreement or any Laws, orders or the contracts governing the existing Indebtedness of the Company or any Company Subsidiary or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any contract to which the Company or any Company Subsidiary is a party; (F) cause any representation or warranty or covenant in this Agreement to be breached by the Company or any of its Subsidiaries; (G) cause any director, officer, employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability; (H) provide access to or disclose information that would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries; (I) require the Company or any Company Subsidiary to prepare separate financials for any Company Subsidiary, change any fiscal period, or prepare any financial statements or information with respect to a fiscal period that has not yet ended or has ended less than forty days prior to the date of such request (or, in the case of annual financial statements, sixty days prior to such request) or prepare any financial or other information with respect to the Company and the Company Subsidiaries unless it is derivable from the historical books and records of the Company and the Company Subsidiaries or prepared in the ordinary course of the Company’s financial reporting practice, or to provide any Excluded Information; (J) require the Company or any Company Subsidiary to deliver any legal opinions or reliance letters; or (K) require the Company or any Company Subsidiary to make any filings with the SEC in connection with the Financing (other than in any applicable proxy statement), except for any information included in documents with respect to such Financing, after consultation between Parent and the Company, which may be required to be furnished by the Company on Form 8-K to satisfy the Company’s Regulation FD disclosure obligations; and

(1) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company, its Subsidiaries, or any of their respective representatives under any certificate, agreement, arrangement, document or instrument relating to the Financing (other than with respect to customary authorization letters referenced in Section 6.17(a)(9) above) shall be effective until the Closing.

(c) Parent shall (i) promptly upon request by the Company, reimburse the Company for all of its reasonable and documented out-of-pocket fees and expenses (including reasonable and documented out-of-pocket fees and expenses of counsel and accountants) incurred by the Company, any of the Company Subsidiaries, any of its or their representatives in connection with any cooperation contemplated by this Section 6.17 and (ii) indemnify and hold harmless the Company, the Company Subsidiaries and its and their representatives against any Claim, loss, damage, injury, liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including fees and expenses of counsel and accountants) or settlement payment incurred as a result of, or in connection with, such cooperation or the Financing and any information used in connection therewith, and such representatives shall be third-party beneficiaries of this Section 6.17, except to the extent suffered or incurred as a result of (x) the bad faith or willful misconduct of the Company or any Company Subsidiary (to the extent determined by a final, non-appealable judgment of a court of competent jurisdiction) or (y) the historical information relating to the Company or any of its Affiliates furnished by the Company or its Affiliates or Representatives of the foregoing Persons. All non-public or other confidential information provided by the Company and its Affiliates and representatives pursuant to this Section 6.17 shall be kept confidential in accordance with Section 6.02, except that Parent shall be permitted to disclose such information to the applicable Financing Parties, rating agencies and prospective lenders during syndication of the Financing subject to the Financing Parties, rating agencies and prospective lenders agreeing to customary confidentiality obligations (which may include customary “click through” language) with respect to such information. The Company and its Subsidiaries hereby consent to the use of their logos, names, and marks in connection with the Financing; provided that such names, marks, and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company, any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries.

ARTICLE VII

Conditions Precedent

SECTION 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Shareholder and Stockholder Approvals. The Parent Stockholder Approval and the Company Shareholder Approval shall have been obtained.

(b) Governmental Approvals. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c) No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, issued by any court or tribunal of competent jurisdiction (collectively, the “Legal Restraints”) shall be in effect that prevents, makes illegal or prohibits the consummation of the Transactions.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e) Stock Exchange Listing. The shares of Parent Common Stock to be issued in the Merger and upon the settlement of Company RSU Awards and Company PSU Awards as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

SECTION 7.02 Conditions to Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to consummate the Merger is further subject to the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Section 4.03 (Capital Structure), Section 4.04 (Authority, Execution and Delivery, Enforceability), Section 4.08(a) (Company Material Adverse Effect) and Section 4.23 (Brokers’ Fees and Expenses)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (ii) the representations and warranties of the Company contained in Section 4.03 and Section 4.08(a) shall be true and correct (except, with respect to Section 4.03 for any de minimis inaccuracies) at and as of the date of this Agreement and the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iii) the representations and warranties of the Company contained in Section 4.04 and Section 4.23 shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) in all material respects at and as of the Closing Date as if made at and as of such time. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements, obligations and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Tax Opinion. Parent shall have received the opinion from Vinson & Elkins L.L.P. (or other counsel with a national reputation and experience in comparable corporate and tax law matters, selected by Parent and reasonably acceptable to the Company) in form and substance reasonably satisfactory to Parent, dated as of the Closing Date (and, if requested, dated as of the date on which the Form S-4 is declared effective by the SEC), to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of section 368(a) of the Code. In rendering the opinion described in this Section 7.02(c), Vinson & Elkins L.L.P (or other counsel with a national reputation and experience in comparable corporate and tax law matters, selected by Parent and reasonably acceptable to the Company) shall have received and may rely upon (and may incorporate by reference) the Parent Tax Certificate and the Company Tax Certificate and such other information reasonably requested by and provided to it by Parent or the Company for purpose of rendering such opinion. The opinion condition referred to in this Section 7.02(c) shall not be waivable after receipt of the Parent Stockholder Approval, unless further stockholder approval of the Parent Stockholders is obtained following additional disclosure.

SECTION 7.03 Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is further subject to the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement (except for the representations and warranties contained in Section 3.03 (Capital Structure), Section 3.04 (Authority, Execution and Delivery, Enforceability), Section 3.08(a) (Parent Material Adverse Effect), and Section 3.23 (Broker’s Fees and Expenses)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (ii) the representations and warranties of Parent and Merger Sub contained in Section 3.03 and 3.08(a) shall be true and correct (except, with respect to Section 3.03 for any de minimis inaccuracies) at and as of the date of this Agreement and the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iii) the representations and warranties of Parent contained in Section 3.04 and Section 3.23 shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) in all material respects at and as of the Closing Date as if made at and as of such time. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed, or complied with, in all material respects all agreements, obligations and covenants required to be performed or complied with by each under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(c) Tax Opinion. The Company shall have received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP (or other counsel with a national reputation and experience in comparable corporate and tax law matters, selected by the Company and reasonably acceptable to Parent), in form and substance reasonably satisfactory to the Company, dated as of the Closing Date (and, if requested, dated as of the date on which the Form S-4 is declared effective by the SEC), to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of section 368(a) of the Code. In rendering the opinion described in this Section 7.03(c), Skadden, Arps, Slate, Meagher & Flom LLP (or other counsel with a national reputation and experience in comparable corporate and tax law matters, selected by the Company and reasonably acceptable to Parent) shall have received and may rely upon (and may incorporate by reference) the Parent Tax Certificate and the Company Tax Certificate and such other information reasonably requested by and provided to it by Parent or the Company for purpose of rendering such opinion. The opinion condition referred to in this Section 7.03(c) shall not be waivable after receipt of the Company Shareholder Approval, unless further stockholder approval of the Company Shareholders is obtained following additional disclosure.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the receipt of the Parent Stockholder Approval or the Company Shareholder Approval, as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger is not consummated on or before April 30, 2019 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party if such failure of the Merger to occur on or before the End Date is the result of a breach of this Agreement by such party or the failure of any representation or warranty of such party contained in this Agreement to be true and correct;

(ii) if the condition set forth in Section 7.01(c) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any party if such failure to satisfy the condition set forth in Section 7.01(c) is the result of the failure of such party to have complied with its obligations pursuant to Section 6.03;

(iii) if the Parent Stockholder Approval is not obtained at the Parent Stockholders Meeting duly convened (unless such Parent Stockholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); or

(iv) if the Company Shareholder Approval is not obtained at the Company Shareholders Meeting duly convened (unless such Company Shareholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof);

(c) by Parent, if the Company breaches or fails to perform any of its obligations under this Agreement, or if any of the representations or warranties of the Company contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) is not reasonably capable of being cured by the Company by the End Date or is not cured by the Company within 45 days after receiving written notice from Parent (provided that Parent is not then in breach of any covenant or agreement contained in this Agreement and no representation or warranty of Parent contained herein then fails to be true and correct such that the conditions set forth in Section 7.03(a) or 7.03(b) could not then be satisfied);

(d) by the Company, if Parent or Merger Sub breaches or fails to perform any of its obligations under this Agreement, or if any of the representations or warranties of Parent or Merger Sub contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) is not reasonably capable of being cured by Parent by the End Date or is not cured by Parent within 45 days after receiving written notice from the Company (provided that the Company is not then in breach of any covenant or agreement contained in this Agreement and no representation or warranty of the Company contained herein then fails to be true and correct such that the conditions set forth in Section 7.02(a) or 7.02(b) could not then be satisfied);

(e) by Parent, if a Company Adverse Recommendation Change shall have occurred (whether or not such Company Adverse Recommendation Change is permitted by this Agreement);

(f) by the Company, if a Parent Adverse Recommendation Change shall have occurred (whether or not such Parent Adverse Recommendation Change is permitted by this Agreement);

(g) by Parent, if the Company, any Company Subsidiaries or any of its or their Representatives shall have materially breached the obligations set forth in Section 5.03;

(h) by Parent, prior to obtaining the Parent Stockholder Approval and if Parent has complied in all material respects with its obligations under Section 5.02, in order to enter into a definitive agreement with respect to a Superior Parent Proposal; provided that any such termination by Parent pursuant to this Section 8.01(h) shall be void and of no force or effect unless Parent tenders payment to the Company of the Termination Fee as required in accordance with Section 6.06(c);

(i) by the Company, prior to obtaining the Company Shareholder Approval and if the Company has complied in all material respects with its obligations under Section 5.03, in order to enter into a definitive agreement with respect to a Superior Company Proposal; provided that any such termination by the Company pursuant to this Section 8.01(i) shall be void and of no force or effect unless the Company tenders payment to Parent of the Termination Fee as required in accordance with Section 6.06(b); or

(j) by the Company, if Parent, any Parent Subsidiaries or any of its or their Representatives shall have materially breached the obligations set forth in Section 5.02.

The party desiring to terminate this Agreement pursuant to this Section 8.01 shall give written notice of such termination to the other party or parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

SECTION 8.02 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the second to last sentence of Section 6.02, Section 6.06, this Section 8.02 and Article IX, which provisions shall survive such termination, and no such termination shall relieve any party from any liability for fraud or Knowing and Intentional Breach of this Agreement.

SECTION 8.03 Amendment. Prior to the Effective Time, this Agreement may be amended by the parties at any time before or after receipt of the Parent Stockholder Approval or the Company Shareholder

Approval; provided, however, that (i) after receipt of the Parent Stockholder Approval, there shall be made no amendment that by Law requires further approval by the Parent Stockholders without the further approval of such stockholders and (ii) after receipt of the Company Shareholder Approval, there shall be made no amendment that by Law requires further approval by the Company Shareholders without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. To the extent any amendment of Section 6.06(b), Section 6.16, this Section 8.03, Section 8.04, Section 9.07(b), or Section 9.12 (or amendment of any other provision of this Agreement that would modify the substance of any such section in any material respect) is sought that is adverse in any material respect to the rights of the Financing Related Parties, the prior written consent of the adversely affected Financing Related Parties shall be required before such amendment is rendered effective.

SECTION 8.04 Extension; Waiver. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties made by the other parties contained in this Agreement or in any document delivered by the other parties pursuant to this Agreement, (iii) waive compliance with any covenants and agreements of the other parties contained in this Agreement or (iv) waive the satisfaction by the other parties of any of the conditions to such party’s obligations contained in this Agreement. No extension or waiver by Parent shall require the approval of the Parent Stockholders unless such approval is required by Law, and no extension or waiver by the Company shall require the approval of the Company Shareholders unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. To the extent any waiver of Section 6.06(b), Section 6.16, Section 8.03, this Section 8.04, Section 9.07(b), or Section 9.12 (or waiver of any other provision of this Agreement that would modify the substance of any such section in any material respect) is sought that is adverse in any material respect to the rights of the Financing Related Parties, the prior written consent of the adversely affected Financing Related Parties shall be required before such waiver is rendered effective.

SECTION 8.05 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require, in the case of Parent or the Company, action by such party’s Board of Directors or the duly authorized designee of such party’s Board of Directors.

ARTICLE IX

General Provisions

SECTION 9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received); or (d) if transmitted by national overnight courier, in each case, at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)   if to Parent, Merger Sub or LLC Sub, to:

Denbury Resources Inc.

5320 Legacy Dr.

Plano, TX 75024

Phone: 972-673-2000

E-mail: jim.matthews@denbury.com

Attention: Executive Vice President, Chief Administrative Officer,

                     General Counsel and Secretary

with a copy (which copy shall not constitute notice) to:

Vinson & Elkins L.L.P.

1001 Fannin Street

Suite 2500

Houston, TX 77002

Phone: (713) 758-2222

Facsimile: (713) 758-2346

E-mail:       JFloyd@velaw.com

                        SGill@velaw.com

Attention:   Jeffery B. Floyd

                        Stephen M. Gill

(b)   if to the Company, to:

Penn Virginia Corporation

16285 Park Ten Place, Suite 500

Houston, TX 77084

Phone: 713-722-6500

E-mail:     katie.ryan@pennvirginia.com

Attention: Vice President, Chief Legal Counsel and Corporate Secretary

with a copy to (which copy shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Suite 1400

Palo Alto, California 94301

Phone: (650) 470.4500

Facsimile: (650) 470.4570

E-mail:      Leif.King@skadden.com

                      Frank.Bayouth@skadden.com

Attention:  Leif B. King

                      Frank E. Bayouth

and with a copy to (which copy shall not constitute notice):

Gibson, Dunn & Crutcher LLP

811 Main Street

Suite 3000

Houston, TX 77002

Phone: (346) 718.6600

Facsimile: (346) 718.6620

E-mail:      hholmes@gibsondunn.com

Attention:  Hillary H. Holmes

All such notices shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day.

SECTION 9.03 Definitions. For purposes of this Agreement:

“Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement or partnership agreement or similar agreement relating to any merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, joint venture, business combination or other similar transaction.

“Action” has the meaning given to it in Section 6.05(a).

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Agreement” has the meaning given to it in the Preamble.

“Annual Compensation Opportunity” means, for any particular employee in any year, such employee’s base salary and target bonus for such year.

“Articles of Merger” has the meaning given to it in Section 1.03(a).

“Available Cash Election Amount” has the meaning given to it in Section 2.01(b)(ii).

“Bankruptcy Court” means the United States Bankruptcy Court for the Eastern District of Virginia or such other court as may have jurisdiction over the Chapter 11 Cases.

“Book-Entry Shares” has the meaning given to it in Section 2.01(b).

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“Cash Election” has the meaning given to it in Section 2.01(b)(ii).

“Cash Election Amount” has the meaning given to it in Section 2.01(b)(ii).

“Cash Election Consideration” has the meaning given to it in Section 2.01(b)(ii).

“Cash Election Share” has the meaning given to it in Section 2.01(b)(ii).

“Cash Election Shortfall Amount” has the meaning given to it in Section 2.01(b)(iv).

“Cash Election Shortfall Number” has the meaning given to it in Section 2.01(b)(iv).

“Cash Fraction” has the meaning given to it in Section 2.01(b)(ii).

“Cash Proration Amount” has the meaning given to it in Section 2.01(b)(iii).

“Certificate” has the meaning given to it in Section 2.01(b)(iv).

“Chapter 11 Cases” means the Chapter 11 bankruptcy cases of the Company, its wholly owned Subsidiaries, and certain of its other affiliates, jointly administered by the Bankruptcy Court as Case No. 16-32395.

“Chapter 11 Plan” means the Chapter 11 Plan of Reorganization of Penn Virginia Corporation and its Subsidiary debtors, as confirmed by the Bankruptcy Court on August 11, 2016.

“Claim” has the meaning given to it in Section 6.05(a).

“Closing” has the meaning given to it in Section 1.02.

“Closing Date” has the meaning given to it in Section 1.02.

“Code” has the meaning given to it in the Recitals.

“Collective Bargaining Agreements” has the meaning given to it in Section 3.11(a).

“Commitment Letter” has the meaning given to it in Section 3.28.

“Company” has the meaning given to it in the Preamble.

“Company Acceptable Confidentiality Agreement” has the meaning given to it in Section 5.03(b).

“Company Adverse Recommendation Change” has the meaning given to it in Section 5.03(d).

“Company Benefit Plan” means (a) each “employee benefit plan” (within the meaning of section 3(3) of ERISA), and (b) each other employment agreement, bonus, incentive, deferred compensation, stock option, stock purchase or other equity or equity-based compensation, profit sharing, savings, pension, retirement, supplemental retirement, disability, insurance, vacation, post-retirement or employment health or medical, severance, change in control, retention or termination and other similar fringe, welfare or other employee benefit plan, program, policy or arrangement (whether or not in writing), in each case, (i) which is maintained or contributed to for the benefit of or relating to any Company Personnel or (ii) with respect to which the Company or any Subsidiary has or may have any liability.

“Company Board” has the meaning given to it in the Recitals.

“Company Bylaws” has the meaning given to it in Section 4.01.

“Company Capital Stock” has the meaning given to it in Section 4.03(a).

“Company Charter” has the meaning given to it in Section 4.01.

“Company Common Share” has the meaning given to it in Section 2.01(a).

“Company Credit Agreements” means, collectively, the (a) Credit Agreement, dated as of September 12, 2016, by and among Penn Virginia Holding Corp., the Company, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent and issuing lender, as amended, restated, amended and restated, modified, supplemented, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced in whole or in part from time to time (in each case, without limitation to amount), and (b) Credit Agreement, dated as of September 29, 2017, by and among Penn Virginia Holding Corp., as borrower, the Company, the lenders party thereto and Jefferies Finance LLC, as administrative agent, collateral agent and sole lead arranger, in each case as amended.

“Company Credit Facilities” means, collectively, the Company Credit Agreements, all guaranties and security documents related thereto and all hedges and letters of credit allowed to be secured by the collateral securing the Company Credit Agreements.

“Company Directors” has the meaning given to it in Section 6.10.

“Company Disclosure Letter” has the meaning given to it in Article IV.

“Company Employee” has the meaning given to it in Section 6.14(a).

“Company Financial Advisor” has the meaning given to it in Section 4.23.

“Company Independent Petroleum Engineers” has the meaning given to it in Section 4.15(a).

“Company Intervening Event” means a material event, fact, circumstance, development or occurrence that is not known (or if known, the magnitude of consequences of which were not known) to or by the Company Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to or by the Company Board prior to obtaining the Company Shareholder Approval; provided, however, that in no event shall (a) the receipt, existence or terms of an actual or possible Company Takeover Proposal, (b) the fact that the Company or any Company Subsidiary exceeds internal or published projections or guidance or (c) the trading price of the Company Common Shares or the Parent Common Stock constitute a Company Intervening Event (it being understood that the facts or occurrences giving rise to or contributing to such results referred to in clause (b) or the trading prices referred to in clause (c) may be taken into account in determining whether a Company Intervening Event has occurred).

“Company Leases” has the meaning given to it in Section 4.19(d).

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company Material Contract” has the meaning given to it in Section 4.17(a).

“Company Notice of Intervening Event” has the meaning given to it in Section 5.03(f).

“Company Notice of Superior Proposal” has the meaning given to it in Section 5.03(e).

“Company Permits” has the meaning given to it in Section 4.21.

“Company Personnel” means any current or former director, officer, consultant, independent contractor or employee of the Company or any Company Subsidiary.

“Company Preferred Stock” has the meaning given to it in Section 4.03(a).

“Company Property” has the meaning given to it in Section 4.19(a).

“Company PSU Award” means each restricted stock unit that is (i) subject in whole or in part to performance-based vesting and (ii) payable in Company Common Shares or the value of which is determined with reference to the value of Company Common Shares.

“Company Recommendation” has the meaning given to it in the Recitals.

“Company Related Party Transaction” has the meaning given to it in Section 4.26.

“Company Reporting Documents” has the meaning given to it in Section 4.06(a).

“Company Reserve Report” has the meaning given to it in Section 4.15(a).

“Company RSU Award” means each restricted stock unit that is (i) subject solely to service-based vesting and (ii) payable in Company Common Shares or the value of which is determined with reference to the value of Company Common Shares.

“Company Shareholder Approval” has the meaning given to it in Section 4.04(c).

“Company Shareholders” has the meaning given to it in the Recitals.

“Company Shareholders Meeting” has the meaning given to it in Section 4.04(b).

“Company Stock Plan” means the Company 2016 Management Incentive Plan as in effect on the date hereof.

“Company Subsidiaries” has the meaning given to it in Section 4.01.

“Company Takeover Proposal” means any proposal or offer (whether or not in writing) made by any Person or Persons other than Parent or its Subsidiaries, with respect to any (i) merger, amalgamation, consolidation, share exchange, other business combination, recapitalization or similar transaction involving the Company, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, amalgamation, consolidation, share exchange, other business combination, recapitalization, partnership, joint venture, sale of capital stock of, or other equity interests in, a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 15% or more of the consolidated revenues, consolidated net income or consolidated assets (by book or fair market value) of the Company or securities convertible into or exchangeable for or representing 15% or more of the total outstanding voting power of the Company, (iii) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the total outstanding voting power of the Company or (iv) combination of the foregoing (in each case, other than the Merger).

“Company Tax Certificate” has the meaning given to it in Section 6.07.

“Company Voting Debt” has the meaning given to it in Section 4.03(b).

“Compliant” means, with respect to the Required Information, that such Required Information (i) does not include any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information, in the light of the circumstances in which it is used, not misleading and (ii) complies in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act applicable to a registered public offering of equity or non-convertible debt securities on a registration statement on Form S-3 by Parent to finance an acquisition of the Company (other than requirements that would require any Excluded Information to be provided) that are applicable to such Required Information.

“Confidentiality Agreement” has the meaning given to it in Section 6.02.

“Consent” has the meaning given to it in Section 3.05(b).

“Contracts” means any contracts, agreements, licenses, sublicenses, subcontracts, commitments, sale or purchase orders, indentures, notes, bonds, loans, mortgages, deeds of trust, instruments, operating agreements, unitization, pooling, and communitization agreements, joint development agreements, exploration agreements, participation agreements, declarations and orders, area of mutual interest agreements, joint venture agreements, farmin and farmout agreements, exchange agreements, purchase and sale agreements, and similar agreements to those referenced above and all other arrangements or undertakings of any nature, whether written or oral, including any exhibits, annexes, appendices or attachments thereto, and any amendments, modifications, supplements, extensions or renewals thereof; provided, however, the defined term “Contracts” shall not include the Oil and Gas Leases or Rights-of-Way.

“COPAS” means the accounting standards promulgated by the Council of Petroleum Accountants Society.

“Debt Letters” has the meaning given to it in Section 3.28.

“Defensible Title” means that title of the Company and the Company Subsidiaries in and to the Oil and Gas Properties set forth on the Company Reserve Report that, as of the Closing Date, and subject to Permitted Liens:

(a) entitles the Company or one or more of its Subsidiaries, in aggregate, to receive a net revenue interest in any Well or Future Location in the Company Reserve Report not less than the net revenue interest percentage shown for such Oil and Gas Property in the Company Reserve Report, except, in each case, (i) any decreases in connection with those operations in which the Company or a Company Subsidiary may elect after the date hereof to be a non-consenting co-owner, and (ii) any decreases resulting from the establishment or amendment, after the date hereof, of pools or units, and (iii) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries;

(b) as to any Well or Future Location, obligates the Company and the Company Subsidiaries, in the aggregate, to bear a working interest no greater than the working interest shown for such Well in the Company Reserve Report, except (i) increases that are accompanied by at least a proportionate increase in the Company’s and the Company Subsidiaries’ aggregate net revenue interest therein, and (ii) for increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws that are accompanied by at least a proportionate increase in the Company’s and the Company Subsidiaries’ aggregate net revenue interest therein; and

(c) is free and clear of Liens, conditions, encroachments, easements, rights of way, restrictions, burdens and/or irregularities.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call, or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“DGCL” has the meaning given to it in Section 3.03(b).

“Disclosable Parent Takeover Proposals” has the meaning given to it in Section 5.02(c).

“Divestiture Action” has the meaning given to it in Section 6.03(c).

“DTC” has the meaning given to it in Section 2.03(c).

“Effective Time” has the meaning given to it in Section 1.03(a).

“Election Deadline” has the meaning given to it in Section 2.02(b).

“Election Form” has the meaning given to it in Section 2.02(a).

“Election Period” has the meaning given to it in Section 2.02(b).

“e-mail” has the meaning given to it in Section 9.02.

“End Date” has the meaning given to it in Section 8.01(b)(i).

“Environmental Claims” means any and all administrative, regulatory or judicial suits, actions, other proceedings, demands, investigations, Judgments, directives, Liens or written notices of noncompliance or violation by or from any Person alleging liability of any kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (A) the presence or Release of, or exposure to, any Hazardous Material at any location or (B) the failure to comply with any Environmental Law.

“Environmental Law” means any Law, Judgment, legally binding agreement or Permit issued, promulgated or entered into by or with any Governmental Entity relating to pollution, the environment (including ambient air, surface water, ground water, land surface or subsurface strata), natural resources (including the protection of endangered or threatened species) or occupational health and workplace safety, including any and all Laws and Permits relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials or otherwise relating to the treatment, storage, disposal, transport or handling of Hazardous Materials.

“Environmental Permits” has the meaning given to it in Section 3.16.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person under common control with the Company or Parent, as applicable, within the meaning of Section 414(b), (c), or (m) of the Code or Section 4001 of ERISA.

“Exchange Act” has the meaning given to it in Section 3.05(b).

“Exchange Agent” has the meaning given to it in Section 2.03(a).

“Exchange Fund” has the meaning given to it in Section 2.03(a).

“Exchange Ratio” has the meaning given to it in Section 2.01(b)(iii).

“Excluded Information” means (A) consolidated financial statements (to the extent not so provided in SEC filings), “segment reporting” (to the extent not so provided in SEC filings), separate Subsidiary financial statements and financial statements and data that would be required by Rule 3-05 (unless previously filed by the Company with the SEC), 3-10 or 3-16 of Regulation S-X under the Securities Act, (B) information regarding officers or directors prior to consummation of the Merger (except biographical information if any of such persons will remain officers or directors after consummation of the Merger), executive compensation and related party disclosure or any Compensation Discussion and Analysis or information required by Item 302 (to the extent not so provided in SEC filings) or 402 of Regulation S-K under the Securities Act and any other information that would be required by Part III of Form 10-K (except to the extent previously filed with the SEC), (C) any description of all or any component of the Financing, including any such description to be included in liquidity and capital resources disclosure or any “description of notes” or “description of other indebtedness”, or other information customarily provided by the Financing Parties or their counsel, (D) risk factors relating to all or any component of the Financing, (E) information regarding affiliate transactions that may exist following consummation of the Merger (unless the Company or any Company Subsidiary was party to any such transactions prior to consummation of the Merger), (F) information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments (excluding information that is historical financial information of the Company and is derivable by the Company from the books and records of the Company or any Company Subsidiary), (G) information necessary for the preparation of any projected or forward-looking financial statements or information that is not derivable by the Company from the books and records of the Company or any Company Subsidiary or (H) in the case of a Rule 144A financing, other information customarily excluded from a Rule 144A offering memorandum.

“Fee Letter” has the meaning given to it in Section 3.28.

“Filed Company Reporting Documents” has the meaning given to it in Article IV.

“Filed Parent Reporting Documents” has the meaning given to it in Article III.

“Financing” has the meaning given to it in Section 3.28.

“Financing Parties” means the Persons who have provided or do provide the Financing, including any Persons (other than Parent or any Parent Subsidiary or any Affiliate thereof) named in any debt commitment letters, joinder agreements, indentures or credit agreements or similar agreements entered into in connection therewith or relating thereto.

“Financing Related Parties” means the Financing Sources, each Financing Source’s respective Affiliates, and the Financing Sources’ and their respective Affiliates’ officers, directors, employees and representatives, controlling persons, agents, advisors, counsels and consultants and their respective successors and assigns, excluding in each case, the Company (in each case other than Parent or its Affiliates).

“Form S-4” has the meaning given to it in Section 3.05(b).

“Future Location” means any future well location listed or identified in the Company Reserve Report, including any proved undeveloped, probable undeveloped, continent or otherwise.

“GAAP” has the meaning given to it in Section 3.06(b).

“Governmental Entity” has the meaning given to it in Section 3.05(b).

“Hazardous Materials” means any petroleum hydrocarbons, petroleum products, petroleum substances, hydraulic fracturing chemicals, natural gas, crude oil, or any components, fractions or derivatives thereof, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, urea formaldehyde, radon, hazardous or toxic substances and any other pollutant, contaminant, chemical, material, substance or waste that is prohibited, limited or regulated under any Environmental Law.

“HSR Act” has the meaning given to it in Section 3.05(b).

“Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquid or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

“Imbalances” means any over-production, under-production, over-delivery, under-delivery or similar imbalance of Hydrocarbons produced from or allocated to the Oil and Gas Properties, regardless of whether such over-production, under-production, over-delivery, under-delivery or similar imbalance arises at the wellhead, pipeline, gathering system, transportation system, processing plant or other location, including any imbalances under gas balancing or similar agreements, imbalances under processing agreements and imbalances under gathering or transportation agreements.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property or equipment, (iv) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, (v) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of any other Person or to purchase the obligations or property of any other Person, (vi) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination) or (vii) letters of credit, bank guarantees and other similar contractual obligations entered into by or on behalf of such Person; provided, however, that trade payables shall not constitute Indebtedness for the purposes of this Agreement.

“Indemnification Expenses” has the meaning given to it in Section 6.05(a).

“Indemnified Parties” has the meaning given to it in Section 6.05(a).

“Integrated Mergers” has the meaning given to it in the Recitals.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (i) patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof; (ii) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing); (iii) copyrights, moral rights, database rights, other rights in works of authorship and registrations and applications for registration of the foregoing; and (iv) trade secrets, know-how, and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable.

“Investment Company Act” has the meaning given to it in Section 3.25(a).

“IRS” means the U.S. Internal Revenue Service.

“Joint Proxy Statement” has the meaning given to it in Section 6.01(a).

“Judgment” has the meaning given to it in Section 3.05(a).

“Knowing and Intentional Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the Knowledge that the undertaking of such act would, or would be reasonably expected to, cause a material breach of this Agreement

“Knowledge” means, (a) with respect to the Company, the actual knowledge of the following officers of the Company: John Brooks, Steven Hartman, Benjamin Mathis, Katie Ryan and Jill Zivley, and (b) with respect to Parent, the actual knowledge of Christian Kendall, Mark Allen, James Matthews, David Sheppard and Jenny Cochran, in each of (a) and (b) after making due inquiry of the other executives and managers of such Person having primary responsibility for such matter.

“Law” has the meaning given to it in Section 3.05(a).

“Legal Restraints” has the meaning given to it in Section 7.01(c).

“Lender” has the meaning given to it in Section 3.28.

“Letter of Transmittal” has the meaning given to it in Section 2.03(b).

“Liens” has the meaning given to it in Section 3.02(a).

“LLC Sub” has the meaning given to it in the Recitals.

“LLC Sub Articles of Merger” has the meaning given to it in Section 1.03(b).

“LLC Sub Merger” has the meaning given to it in the Recitals.

“Mailing Date” has the meaning given to it in Section 2.02(a).

“Marketing Period” means a 15 consecutive Business Day period (starting with the first day of such period and through and ending with the last day of such period) that shall begin on the later of (a) the date the Joint Proxy Statement is first mailed to each of the Company Shareholders and the Parent Stockholders and (b) the date that the Company has delivered the Required Information to Parent; provided that (x) November 22, 2018, November 23, 2018, January 21, 2019 and February 18, 2019 shall not be counted as Business Days for such 15 consecutive Business Day period (it being understood that such exclusions shall not restart such 15 consecutive Business Day period) and (y) such consecutive 15 Business Day period shall either be completed on or prior to December 21, 2018 or commence no earlier than January 2, 2019; provided, further that, if the Company shall in good faith believe that it has provided the Required Information to Parent, the Company may deliver to Parent a written notice to that effect (stating the date on which it believes it completed such delivery), in which case the Company shall be deemed to have delivered the Required Information on the date specified in such notice, unless Parent in good faith believes that the Company has not completed the delivery of Required Information and, within two Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity the Required Information that has not been delivered), in which case the Required Information shall be deemed to be delivered immediately upon delivery by the Company of the Required Information reasonably addressing the points contained in the notice. The Marketing Period shall end on any earlier date prior to the expiration of the 15 consecutive Business Day period described above if the full amount of the Financing is consummated on such earlier date. The Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such 15 consecutive Business Day period, notwithstanding anything in this definition to the contrary:

(i) the Company determines to restate any financial statements included in the Required Information or any such restatement is under consideration (in each case, excluding any such restatement or other changes in financial statements, including as a result of changes in accounting standards, disclosed prior to the date of this Agreement), in which case, the Marketing Period shall not commence unless and until such restatement has been completed and delivered to Parent or, for a restatement under consideration, if the Company has determined that such a restatement is not required;

(ii) the Company’s applicable independent auditor shall have withdrawn any audit opinion with respect to any financial statements included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new audit opinion is issued with respect to such financial statements for the applicable periods by the Company’s applicable independent auditor or another independent public accounting firm reasonably acceptable to Parent and such audit opinion has been issued to the Company; or

(iii) any such Required Information shall not be Compliant, in which case the Marketing Period shall not be deemed to commence unless and until such Required Information is updated or supplemented in order to be Compliant.

“Material Adverse Effect” with respect to any Person means any fact, circumstance, effect, change, event or development that (a) would reasonably be expected to prevent, materially delay or materially impair the ability of such Person or its Subsidiaries to consummate the Transactions or (b) materially adversely affects the business, properties, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, excluding with respect to clause (b) only any fact, circumstance, effect, change, event or development to the extent that it results from or arises out of (i) changes in condition or developments generally applicable to the oil and gas industry in the United States or any area or areas where the assets are located, including any increase in operating costs or capital expenses or any reduction in drilling activity or production, changes in Law or regulation affecting such industries, (ii) general economic or political conditions or securities, credit, financial or other capital markets conditions (including changes generally in supply, demand, price levels, interest rates, changes in the price of any commodity (including Hydrocarbons) or general market prices, changes in the cost of fuel, sand or proppants and changes in exchange rates), in each case in the United States or any foreign jurisdiction, (iii) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings, production or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (iv) the execution and delivery of this Agreement or the public announcement of the Merger or any of the other Transactions (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement of the Transaction), (v) any change, in and of itself, in the market price or trading volume of such Person’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (vi) any change in applicable Law, COPAS or GAAP (or authoritative interpretation thereof), (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (viii) natural declines in well performance or reclassification or recalculation of reserves in the ordinary course of business, (ix) seasonal reductions in revenues and/or earnings of such Person or any of its Subsidiaries in the ordinary course of their respective businesses, (x) any Proceeding brought or threatened by the Company Shareholders or the Parent Stockholders (whether on behalf of the Company, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to (A) this Agreement or violations of securities Laws in connection with the Company Reporting Documents or the Parent Reporting Documents or (B) otherwise arising out of or relating to this Agreement and the Transactions or (xi) any actions taken or omitted to be taken by a party to this Agreement at the written direction of the other party, provided any such directed action or omission is not contemplated or required by the express terms of this Agreement (for the avoidance of doubt any action by, or omission of, a party for which such party sought or requested, and the other party provided, consent shall not be deemed to be “at the written direction of” such party), except in the case of clauses (i), (ii), (vi) and (vii), to the extent such effect has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other similarly situated Persons in the industries in which such Person and any of its Subsidiaries operate.

“Maximum Amount” has the meaning given to it in Section 6.05(c).

“Merger” has the meaning given to it in the Recitals.

“Merger Consideration” has the meaning given to it in Section 2.01(b).

“Merger Sub” has the meaning given to it in the Preamble.

“Merger Sub Bylaws” has the meaning given to it in Section 3.01.

“Merger Sub Charter” has the meaning given to it in Section 3.01.

“Mixed Consideration” has the meaning given to it in Section 2.01(b)(i).

“Mixed Consideration Election Share” has the meaning given to it in Section 2.01(b)(i).

“Mixed Election” has the meaning given to it in Section 2.01(b)(i).

“Mixed Election Cash Consideration” has the meaning given to it in Section 2.01(b)(i).

“Mixed Election Stock Exchange Ratio” has the meaning given to it in Section 2.01(b)(i).

“No Election Share” has the meaning given to it in Section 2.02(b).

“NYSE” has the meaning given to it in Section 2.03(h).

“Oil and Gas Leases” means all Hydrocarbon and mineral leases and subleases, royalties, overriding royalties, net profits interests, mineral fee interests, carried interests, and other rights to Hydrocarbons in place, and mineral servitudes, and all leases, subleases, licenses or other occupancy or similar agreements under which a Person acquires or obtains operating rights in and to Hydrocarbons or any other real property which is material to the operation of such Person’s business.

“Oil and Gas Properties” means all interests in and rights with respect to (a) material oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions and (b) all Wells located on or producing from such leases and properties.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“Parent” has the meaning given to it in the Preamble.

“Parent Acceptable Confidentiality Agreement” has the meaning given to it in Section 5.02(b).

“Parent Adverse Recommendation Change” has the meaning given to it in Section 5.02(d).

“Parent Benefit Plan” means each (a) each “employee benefit plan” (within the meaning of section 3(3) of ERISA), and (b) each other employment agreement, bonus, incentive, deferred compensation,

stock option, stock purchase or other equity or equity-based compensation, profit sharing, savings, pension, retirement, supplemental retirement, disability, insurance, vacation, post-retirement or employment health or medical, severance, change in control, retention or termination and other similar fringe, welfare or other employee benefit plan, program, policy or arrangement (whether or not in writing), in each case, (i) which is maintained or contributed to for the benefit of or relating to any Parent Personnel or (ii) with respect to which Parent or any Subsidiary has or may have any liability.

“Parent Board” has the meaning given to it in the Recitals.

“Parent Bylaws” has the meaning given to it in Section 3.01.

“Parent Capital Stock” has the meaning given to it in Section 3.03(a).

“Parent Charter” has the meaning given to it in Section 3.01.

“Parent Charter Amendment” has the meaning given to it in the Recitals.

“Parent Common Stock” has the meaning given to it in the Recitals.

“Parent Credit Agreement” means the Amended and Restated Credit Agreement, dated as of December 9, 2014, by and among Parent, as borrower, JPMorgan Chase Bank, N.A. as administrative agent, and the lenders party thereto, as amended through the date hereof.

“Parent Disclosure Letter” has the meaning given to it in Article III.

“Parent Financial Advisor” has the meaning given to it in Section 3.23.

“Parent Indentures” means, collectively, the (a) Indenture for 6 3⁄8% Senior Subordinated Notes due 2021, dated as of February 17, 2011, by and among Parent, certain of its Subsidiaries, and Wells Fargo Bank, National Association, as Trustee, (b) Indenture for 4 5⁄8% Senior Subordinated Notes due 2023, dated as of February 5, 2013, by and among Parent, certain of its Subsidiaries, and Wells Fargo Bank, National Association, as Trustee, (c) Indenture for 5 1⁄2% Senior Subordinated Notes due 2022, dated as of April 30, 2014, by and among Parent, certain of its Subsidiaries, and Wells Fargo Bank, National Association, as Trustee, (d) Indenture for 9% Senior Secured Second Lien Notes due 2021, dated as of May 10, 2016, by and among Parent, certain of its Subsidiaries, and Wilmington Trust, National Association, as Trustee and Collateral Trustee, (e) Indenture for 9 1⁄4% Senior Secured Second Lien Notes due 2022, dated as of December 6, 2017, by and among Parent, certain of its Subsidiaries, and Wilmington Trust, National Association, as Trustee and Collateral Trustee, and (f) Indenture for 7 1⁄2% Senior Secured Second Lien Notes due 2024, dated as of August 21, 2018, among Parent, certain of its Subsidiaries, and Wilmington Trust, National Association, as Trustee and Collateral Trustee, in each case as such indenture may be supplemented.

“Parent Independent Petroleum Engineers” has the meaning given to it in Section 3.15(a).

“Parent Intervening Event” means a material event, fact, circumstance, development or occurrence that is not known (or if known, the magnitude of consequences of which were not known) to or by the Parent Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to or by the Parent Board prior to obtaining the Parent Stockholder Approval; provided, however, that in no event shall (a) the receipt, existence or terms of an actual or possible Parent Takeover Proposal, (b) the fact that Parent or any Parent Subsidiary exceeds internal or published projections or guidance or (c) the trading price of the Company Common Shares or the Parent Common Stock constitute a Parent Intervening Event (it being understood that the facts or occurrences giving rise to or contributing to such results referred to in clause (b) or the trading prices referred to in clause (c) may be taken into account in determining whether a Parent Intervening Event has occurred).

“Parent Leases” has the meaning given to it in Section 3.19(b).

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Material Contract” has the meaning given to it in Section 3.17(a).

“Parent Notice of Intervening Event” has the meaning given to it in Section 5.02(f).

“Parent Notice of Superior Proposal” has the meaning given to it in Section 5.02(e).

“Parent Performance RSU Award” means each restricted stock unit that is (i) subject to vesting based on the attainment of certain performance criteria and (ii) payable in shares of Parent Common Stock or the value of which is determined with reference to the value of shares of Parent Common Stock.

“Parent Permits” has the meaning given to it in Section 3.21.

“Parent Personnel” means any current or former director, officer, consultant or employee of Parent or any Parent Subsidiary.

“Parent Preferred Stock” has the meaning given to it in Section 3.03(a).

“Parent Property” has the meaning given to it in Section 3.19(a).

“Parent Recommendation” has the meaning given to it in the Recitals.

“Parent Related Party Transaction” has the meaning given to it in Section 3.26.

“Parent Reporting Documents” has the meaning given to it in Section 3.06(a).

“Parent Reserve Report” has the meaning given to it in Section 3.15(a).

“Parent Restricted Stock” means a share of Parent Common Stock granted under the Parent Stock Plan that is subject to certain restrictions and a risk of forfeiture.

“Parent Restricted Stock Unit” means a right, granted under the Parent Stock Plan, to receive shares of Parent Common Stock, cash or a combination thereof at the end of a specified period.

“Parent SAR” means a right, granted under the Parent Stock Plan, to receive shares of Parent Common Stock as specified in the Parent Stock Plan.

“Parent Stock Plan” means the Parent 2004 Omnibus Stock and Incentive Plan, as amended and restated effective as of May 24, 2017.

“Parent Stockholder Approval” has the meaning given to it in Section 3.04(d).

“Parent Stockholders” has the meaning given to it in the Recitals.

“Parent Stockholders Meeting” has the meaning given to it in Section 3.04(b).

“Parent Subsidiaries” has the meaning given to it in Section 3.01.

“Parent Takeover Proposal” means any proposal or offer (whether or not in writing) made by any Person or Persons other than the Company or the Company Subsidiaries with respect to any (i) merger,

amalgamation, consolidation, share exchange, other business combination, recapitalization or similar transaction involving Parent in which the Parent Stockholders will own less than 60% of the voting power of the surviving company upon consummation, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, amalgamation, consolidation, share exchange, other business combination, recapitalization, partnership, joint venture, sale of capital stock of, or other equity interests in, a Parent Subsidiary or otherwise) of any business or assets of Parent or the Parent Subsidiaries representing 40% or more of the consolidated revenues, consolidated net income or consolidated assets (by book or fair market value) of Parent or securities convertible into or exchangeable for or representing 40% or more of the total Parent Common Stock, (iii) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 40% or more of the total outstanding voting power of Parent or (iv) combination of the foregoing (in each case, other than the Merger).

“Parent Tax Certificate” has the meaning given to it in Section 6.07.

“Parent Voting Debt” has the meaning given to it in Section 3.03(b).

“Permits” has the meaning given to it in Section 3.21.

“Permitted Liens” means:

(a) to the extent not applicable to the Transactions or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts or Oil and Gas Leases, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established in accordance with GAAP by the applicable party;

(c) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable, and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Report or the date of the Parent Reserve Report, as applicable, so long as such Production Burdens do not reduce the net revenue interest of the applicable party, in the aggregate, in the applicable Oil and Gas Properties below that set forth in the Company Reserve Report or the Parent Reserve Report, as applicable;

(d) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Lien (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have a Material Adverse Effect, on the value, use or operation of the property encumbered thereby;

(e) such Liens as the Company (in the case of Liens with respect to properties or assets of Parent or its Subsidiaries) or Parent (in the case of Liens with respect to properties or assets of the Company or its Subsidiaries), as applicable, may have expressly waived in writing;

(f) all easements, zoning restrictions, Rights-of-Way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and Rights-of-Way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(g) any Lien discharged at or prior to the Effective Time (including Liens securing any Indebtedness that will be paid off in connection with Closing);

(h) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions;

(i) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, Rights-of-Way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests, that would not reduce the net revenue interest share of the Company or Parent, as applicable, or such party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Report or Parent Reserve Reports, as applicable, with respect to such lease, or increase the working interest of the Company or Parent, as applicable, or of such party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Report or Parent Reserve Reports, as applicable, with respect to such lease;

(j) Liens arising in the ordinary course of business consistent with past practice under the Parent Credit Agreement, with respect to Parent, and the Company Credit Agreements, with respect to the Company;

(k) Liens relating to intercompany borrowings among the Company and its wholly owned Subsidiaries;

(l) all secured obligations related to the Company Credit Facilities, including all hedges and letters of credit allowed to be secured by the collateral securing the Company Credit Agreements;

(m) all secured obligations related to the Parent Credit Agreement or Parent Indentures, including all hedges and letters of credit allowed to be secured by the collateral securing any indebtedness under the Parent Credit Agreement or Parent Indentures; and

(n) Liens arising under or pursuant to the organizational documents of the Company or any of its Subsidiaries.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Proceeding” means any action, charge, arbitration, audit, hearing, investigation, inquiry, litigation, or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, depositing, dumping or disposing into the indoor or outdoor or within any building, structure, facility or fixture.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Required Information” means (a) unaudited condensed consolidated balance sheets for the Company as of the end of, and related statements of operations, comprehensive income (loss) and cash flows for the Company for, the fiscal quarter ended September 30, 2018 and each subsequent fiscal quarter (other than the fourth fiscal quarter in any fiscal year) ended after December 31, 2018 and at least forty days prior to the end of the Marketing Period and, in the case of the statements of operations, comprehensive income (loss) and cash flows, for the corresponding fiscal quarter of the prior fiscal year (with respect to which independent auditors have performed a SAS 100 review), and (b) in the event that the Marketing Period will end on a date that is more than sixty days following December 31, 2018, audited condensed consolidated balance sheets for the Company as of December 31, 2018 and 2017, and related statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for the Company for, the three fiscal years ended December 31, 2018; provided that nothing in clauses (a) and (b) shall include or require any Excluded Information.

“Reserved Shares” means the approximately 80,000 Company Common Shares to be distributed in accordance with the Chapter 11 Plan.

“Rights-of-Way” has the meaning given to it in Section 3.14.

“SCC” has the meaning given to it in Section 1.03(a).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” has the meaning given to it in Section 3.05(b).

“Share Issuance” has the meaning given to it in the Recitals.

“Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the sum of the value of all “liabilities of such Person, including contingent and other liabilities” as of such date, and the capital of such Person as computed in accordance with applicable Law as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that shall be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person shall not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged after such date, and (c) such Person shall be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” mean that such Person shall be able to generate enough cash from operations, asset dispositions or refinancings, or a combination thereof, to meet its obligations as they become due.

“SOX” has the meaning given to it in Section 3.06(d).

“Stock Consideration” has the meaning given to it in Section 2.01(b)(iii).

“Stock Election” has the meaning given to it in Section 2.01(b)(iii).

“Stock Election Consideration” has the meaning given to it in Section 2.01(b)(iii).

“Stock Election Share” has the meaning given to it in Section 2.01(b)(iii).

“Strategic Value Partners Entities” means Strategic Value Partners, LLC, SVP Special Situations III LLC, SVP Special Situations III-A LLC, Strategic Value Master Fund, Ltd., Strategic Value Special Situations Fund III, L.P. and Strategic Value Opportunities Fund, L.P.

A “Subsidiary” of any Person means any other Person, whether incorporated or unincorporated, of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, (a) more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity, (b) a general partner interest or (c) a managing member interest.

“Superior Company Proposal” means any unsolicited, bona fide written proposal made after the date of this Agreement that did not result from a material breach of the non-solicitation provisions of Section 5.03 made by a third party or group pursuant to which such third party (or in a merger or consolidation, the stockholders of such third party) or group would acquire, directly or indirectly, more than 50% of the Company Common Shares or 50% or more of the assets of the Company and the Company Subsidiaries, taken as a whole (based on the fair market value thereof), (i) on terms which the Company Board determines in good faith (after consultation with its outside counsel and its financial advisor) to be on terms more favorable from a financial point of view to the holders of Company Common Shares than the Merger, taking into account the material terms and conditions of such offer (including the material legal, financial and regulatory aspects of the proposal) and this Agreement (including any changes proposed by Parent to the terms of this Agreement), (ii) that the Company Board determines is otherwise reasonably likely to be consummated on the terms proposed taking into account all material legal, financial, regulatory and other aspects of such proposal deemed relevant by the Company Board and (iii) for which financing, if applicable, is fully committed or reasonably determined to be available by the Company Board.

“Superior Parent Proposal” means any unsolicited bona fide written proposal made after the date of this Agreement that did not result from a material breach of the non-solicitation provisions of Section 5.02 made by a third party or group pursuant to which such third party (or in a merger or consolidation involving such party, the stockholders of such third party) or group would acquire, directly or indirectly, more than 50% of the Parent Common Stock or 50% or more of the assets of Parent and the Parent Subsidiaries, taken as a whole (based on the fair market value thereof), (i) on terms which the Parent Board determines in good faith (after consultation with its outside counsel and its financial advisor) to be on terms more favorable from a financial point of view to the holders of Parent Common Stock than the Merger, taking into account all the material terms and conditions of such offer (including the material legal, financial and regulatory aspects of the proposal) and this Agreement (including any changes proposed by the Company to the terms of this Agreement), (ii) that the Parent Board determines is otherwise reasonably likely to be consummated on the terms proposed taking into account all material legal, financial, regulatory and other aspects of such proposal deemed relevant by the Parent Board and (iii) for which financing, if applicable, is fully committed or reasonably determined to be available by the Parent Board.

“Surviving Corporation” has the meaning given to it in Section 1.01(a).

“Tax Return” means any return, declaration, statement, report, schedule, form, information return or other document (including any related or supporting information) filed or required to be filed with any Governmental Entity in connection with the determination, assessment, collection or administration of any Taxes, including any schedule or attachment thereto and any amendment thereof.

“Taxes” means any and all taxes, duties, levies or other similar governmental assessments, charges and fees of any kind, including, but not limited to, income, estimated, business, occupation, corporate, gross receipts, transfer, stamp, employment, occupancy, license, severance, capital, production, ad valorem, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, imposed directly or through withholding by any Governmental Entity, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto.

“Termination Fee” has the meaning given to it in Section 6.06(b).

“Transaction Litigation” has the meaning given to it in Section 6.08.

“Transactions” has the meaning given to it in the Recitals.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, temporary or final Treasury Regulations.

“VLLCA” has the meaning given to it in the Recitals.

“Voting Agreements” has the meaning given to it in the Recitals.

“VSCA” has the meaning given to it in the Recitals.

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

SECTION 9.04 Interpretation. When a reference is made in this Agreement to an Exhibit, an Article or a Section, such reference shall be to an Exhibit, an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. Any reference herein to any statute shall also be deemed to refer to all rules and regulations promulgated thereunder. The words “this Agreement”, “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement unless so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated and, in the case of any Contract listed in the Parent Disclosure Letter or the Company Disclosure Letter, only if such amendment, modification or supplement is also listed in the Parent Disclosure Letter or the Company Disclosure Letter, as applicable. Except as the context may otherwise require, any references to (i) any Governmental Entity include any successor to that Governmental Entity and (ii) “days” means calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement. Unless the context otherwise requires, all references to a specific time shall refer to Central time. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.

SECTION 9.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or by public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the Transactions is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon any determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

SECTION 9.06 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (including by facsimile or electronic image scan) to the other parties.

SECTION 9.07 Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement, taken together with the Parent Disclosure Letter, the Company Disclosure Letter and the Confidentiality Agreement, (i) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the Transactions and (ii) except for Section 6.05, is not intended to confer, and does not confer, upon any Person other than the parties any rights or remedies.

(b) Except for the representations and warranties contained in Article III, the Company acknowledges that none of Parent, Merger Sub, the Parent Subsidiaries or any other Person on behalf of Parent makes any other express or implied representation or warranty in connection with the Transactions. Except for the representations and warranties contained in Article IV, Parent and Merger Sub acknowledge that none of the Company, the Company Subsidiaries or any other Person on behalf of the Company makes any other express or implied representation or warranty in connection with the Transactions. Notwithstanding the foregoing, the Financing Related Parties shall be express third-party beneficiaries of, and shall be entitled to rely upon, Section 8.03, Section 8.04, this Section 9.07(b), Section 9.08, Section 9.11 and Section 9.12.

SECTION 9.08 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS OF THE STATE OF DELAWARE, EXCEPT TO THE EXTENT THAT THE VSCA IS MANDATORILY APPLICABLE TO ANY PROVISION OF THIS AGREEMENT; PROVIDED THAT, NOTWITHSTANDING THE FOREGOING, ALL MATTERS RELATING TO THE INTERPRETATION, CONSTRUCTION, VALIDITY AND ENFORCEMENT (WHETHER AT LAW OR IN EQUITY, WHETHER IN CONTRACT, IN TORT, STATUTE OR OTHERWISE) AGAINST ANY FINANCING PARTY IN ANY WAY RELATING TO THE DEBT LETTERS OR THE PERFORMANCE THEREOF OR THE FINANCINGS CONTEMPLATED THEREBY, SHALL BE EXCLUSIVELY GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 9.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the two immediately preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

SECTION 9.10 Specific Enforcement; Consent to Jurisdiction.

(a) The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in clause (i) of the first sentence of Section 9.10(b), without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(b) Each of the parties (i) consents to submit for itself and its property to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware and any appellate court thereof, or, if the Court of Chancery of the State of Delaware or the Delaware Supreme Court determines that, notwithstanding section 111 of the DGCL, the Court of Chancery does not have or should not exercise subject matter jurisdiction over such matter, any Delaware state court or any federal court located in the State of Delaware and any appellate court thereof in the event any dispute arises out of this Agreement, the Merger or any of the other Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement, the Merger or any of the other Transactions in any court other than as provided in clause (i) of this Section 9.10(b), (iv) agrees that service of process or summons by registered mail addressed to them at their respective addresses provided herein shall be effective service of process against them for any such Proceeding brought in any such court, (v) agrees to waive and hereby waives, to the fullest extent permitted by applicable Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding in any such court, and (vi) agrees that a final and unappealable judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

SECTION 9.11 Waiver of Jury Trial. Each party hereby irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other Proceeding arising out of this Agreement, the Merger, any of the other Transactions, or any claims described in Section 9.12(b). Each party (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or other Proceeding, seek to enforce the foregoing waiver, (ii) understands and has considered the implications of this waiver, (iii) makes this waiver voluntarily and (iv) acknowledges that it and the other parties have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 9.11.

SECTION 9.12 No Recourse.

(a) Notwithstanding anything that may be expressed or implied in this Agreement or any related document or agreement, and notwithstanding the fact that any party may be a partnership or limited liability company, each party, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that (i) no Persons other than the parties hereto will have any obligation hereunder and (ii) no Financing Related Party shall have any liability or obligation to the parties hereto with respect to this Agreement or with respect to any claim or cause of action (whether in contract or in tort, in applicable Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate to: (A) this Agreement or the transactions contemplated hereunder, (B) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (C) any breach or violation of this Agreement, and (D) any failure of the transactions contemplated hereunder to be consummated, it being expressly agreed and acknowledged by the parties hereto that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any Financing Related Party, as such, arising under, out of, in connection with or related to the items in the immediately preceding clauses (A) through (D). No party to this Agreement or any of their respective Affiliates, or any of its Affiliates nor any of their respective Representatives, shall (i) have any rights or claims against any Financing Related Party (solely in their respective capacities as Financing Parties) in connection with this Agreement or any other agreement contemplated by, or entered into in connection with, the acquisitions contemplated by this Agreement or otherwise, including any commitments by the Financing Related Parties in respect of financing the transactions contemplated by this Agreement, (ii) seek to enforce this Agreement against any Financing Related Party (solely in their respective capacities as Financing Parties) or (iii) bring any claim or cause of action against any Financing Related Party (solely in their respective capacities as Financing Parties) under this Agreement or any other agreement contemplated by, or entered into in connection with, the acquisitions contemplated by this Agreement or otherwise, including any commitments by the Financing Parties in respect of financing the Transactions; provided that nothing in this Section 9.12 shall limit the liability or obligations of the Financing Parties to Parent (and its successors and assigns) under the Debt Letters. In addition, in no event will any Financing Related Party be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature in connection with the Financing.

(b) Notwithstanding anything in this Agreement to the contrary, to the extent the provisions of Section 9.12(a) are determined by a court of competent jurisdiction to not be enforceable, the parties hereto acknowledge and irrevocably agree (i) that any Proceeding, whether involving claims in law or in equity, whether in contract or in tort or otherwise, involving the Financing Related Parties and relating to the Transactions or any related document or agreement, the Financing or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto submits for itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Proceeding in any other court, (iii) that service of process or summons by registered mail addressed to them at their respective addresses provided herein shall be effective service of process against them for any such Proceeding brought in any such court, (iv) to waive and hereby waive, to the fullest extent permitted by applicable Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding in any such court, (v) that a final and unappealable judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; and (vi) that any such Proceedings shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State.

SECTION 9.13 Waiver of Immunity. To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement; provided, however, that this provision does not, and shall not be deemed to, modify the exclusive jurisdiction provisions in Section 9.10(b) and Section 9.12(b) of this Agreement.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, Parent, Merger Sub, LLC Sub and the Company have duly executed this Agreement as of the date first written above.

DENBURY RESOURCES INC.

By	/s/ Christian S. Kendall
Name:	Christian S. Kendall
Title:	President and Chief Executive Officer

DRAGON MERGER SUB INC.

By	/s/ Christian S. Kendall
Name:	Christian S. Kendall
Title:	President and Chief Executive Officer

DR SUB LLC

By	/s/ Christian S. Kendall
Name:	Christian S. Kendall
Title:	President and Chief Executive Officer

PENN VIRGINIA CORPORATION

By	/s/ John A. Brooks
Name:	John A. Brooks
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

CERTIFICATE OF AMENDMENT

OF

SECOND RESTATED CERTIFICATE OF INCORPORATION

OF

DENBURY RESOURCES INC.

[●], 20[●]

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

Denbury Resources Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: That the Board of Directors of the Corporation duly adopted resolutions proposing an amendment of the Second Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) declaring such amendment to be advisable and submitting such amendment to the stockholders of the Corporation for consideration thereof.

SECOND: That thereafter, a special meeting of the stockholders of the Corporation was duly called and held, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That the amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the first sentence of the first paragraph of Article IV of the Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is 1,009,000,000 shares, consisting of: (i) 984,000,000 shares of common stock, par value $.001 per share (the “Common Stock”), and (ii) 25,000,000 shares of preferred stock, par value $.001 per share (the “Preferred Stock”).”

(Signature Page Follows)

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IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by James S. Matthews, Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of the Corporation, as of the date first written above.

DENBURY RESOURCES INC.

By:
Name:	James S. Matthews
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

SIGNATURE PAGE TO

CERTIFICATE OF AMENDMENT OF

SECOND RESTATED CERTIFICATE OF INCORPORATION OF

DENBURY RESOURCES INC.

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Exhibit B

OFFICER’S CERTIFICATE

OF

DENBURY RESOURCES INC.

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036-6522

Ladies and Gentlemen:

In connection with the opinions (the “Opinions”) to be delivered by Vinson & Elkins LLP (“Vinson & Elkins”) and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) pursuant to Section 7.02(c) and Section 7.03(c), respectively, of the Agreement and Plan of Merger (the “Agreement”)1 dated as of October 28, 2018, by and among Denbury Resources Inc., a Delaware corporation (“Parent”), Dragon Merger Sub, Inc., a Virginia corporation (“Merger Sub”), DR Sub LLC, a Virginia limited liability company (“LLC Sub”), and Penn Virginia Corporation, a Virginia corporation (“Company”), regarding certain U.S. federal income tax consequences of the Integrated Mergers, you have requested certain representations from Parent, Merger Sub and LLC Sub. This officer’s certificate (the “Officer’s Certificate”) is being provided to you in response to that request. Except as otherwise provided, all “section” references are to the Internal Revenue Code of 1986, as amended (the “Code”), and all “Treasury Regulations section” references are to the Treasury regulations promulgated under the Code.

Recognizing and acknowledging that Vinson & Elkins and Skadden will rely on the representations and statements set forth in this Officer’s Certificate in delivering their respective Opinions, and that such Opinions will be based upon an assumption that all of the representations and statements set forth herein are true, accurate, and complete without regard to any qualification as to knowledge, belief, or otherwise, the undersigned, an officer of Parent, hereby represents and certifies, on behalf of Parent, Merger Sub and LLC Sub, that the statements and representations contained herein are true, correct and complete in all respects as of the date hereof, and will be true, correct and complete in all respects through the subsequent periods specified herein (except that, with respect to any facts or statements regarding Company, whether or not such facts or statements are qualified by knowledge, the undersigned hereby certifies and represents on behalf of Parent, Merger Sub and LLC Sub only that the undersigned is not aware that such facts or statements are not true, correct, or complete):

1.

The undersigned is authorized to make all of the representations set forth herein on behalf of Parent, Merger Sub and LLC Sub. The undersigned is familiar with the matters set forth herein and has made such investigations of factual matters as the undersigned has deemed reasonably necessary for the purpose of making the representations and statements herein.

2.

The information and facts relating to the Integrated Mergers and all related transactions (including all representations, warranties, covenants and undertakings) set forth in the Agreement and the registration statement (File No. [●]) of Parent on Form S-4, including the joint proxy statement/prospectus contained therein, filed with the Securities and Exchange Commission (as amended through the date hereof, the

[1]

Terms used herein shall have the meanings ascribed to them in, and shall be interpreted in accordance with, the applicable U.S. federal income tax law and regulations. All capitalized terms used but not defined herein shall have the meaning specified, either directly or by reference, in the Agreement.

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“Registration Statement”), insofar as such information relates to (i) Parent, Merger Sub and LLC Sub and (ii) the plans or intentions of Parent, Merger Sub and LLC Sub, are true, correct and complete in all material respects.

3.

The Agreement (including exhibits and schedules thereto), the Registration Statement and the other documents described in the Registration Statement represent the entire understanding of Parent, Merger Sub, LLC Sub and Company with respect to the Integrated Mergers, and there are no other written or oral agreements regarding the Integrated Mergers other than those expressly referred to in the Agreement, the Registration Statement and the other documents described in the Registration Statement. The Integrated Mergers will be consummated solely in compliance with the Agreement, and neither Parent, Merger Sub nor LLC Sub has any plan or intention to waive or modify, and has not waived or modified, any of the material terms or conditions in the Agreement. The Integrated Mergers are being effected for the business reasons described in the Registration Statement. The Integrated Mergers form part of, and are being undertaken pursuant to, an integrated overall plan.

4.	The Merger Consideration was arrived at as a result of arm’s length negotiations between the board of directors of Parent and the board of directors of Company.

5.

At the signing date of the Agreement, the aggregate fair market value of the Parent common stock provided in the Merger will be at least 45 percent of the fair market value of the total consideration to be received by the holders of Company common stock pursuant to the Merger, including, for purposes of this representation, amounts payable in lieu of fractional shares (such determination to be calculated using the price $[●] per Parent common stock, which is the average of the high and low sales prices of Parent common stock on [●]).

6.

Neither Parent nor any corporation related[2] to Parent has any plan, intention, obligation, agreement or understanding to, and will not in connection with the Integrated Mergers, directly or indirectly through any transaction, agreement or arrangement with any other person (including by derivative transactions such as equity swaps which would have the economic effect of an acquisition) redeem or repurchase any Parent common stock issued to shareholders of Company in the Merger or make any extraordinary distribution in respect of such Parent common stock. Additionally, prior to and in connection with the Integrated Mergers, neither Parent nor any corporation related to Parent has acquired Company common stock. For purposes of this representation, a corporation that owns an interest in an entity that is taxed as a partnership or is a disregarded entity will be treated as owning or acquiring its share of any stock owned or acquired, as the case may be, by the partnership or disregarded entity and as having furnished its share of any consideration furnished by the partnership or disregarded entity to acquire the stock, in each case, in accordance with its interest in the partnership or disregarded entity. Notwithstanding the foregoing, consistent with Revenue Ruling 99-58, 1999-2 C.B. 701, Parent may modify a pre-existing open market stock repurchase program that is effected through brokers with the repurchases made at the prevailing market price under the following conditions: (i) after the modification, repurchases will continue to be made only on the open market through brokers at the prevailing market price; (ii) neither the program nor the modification was a matter negotiated with Company or former Company stockholders; (iii) there is no understanding between Parent and any stockholder of Company that such stockholder’s ownership of Parent common stock received in the Merger will be transitory; (iv) Parent does not know the identity of a seller of Parent common stock; (v) a former Company stockholder who received Parent common stock in the Merger and subsequently sold such stock would not know, to the knowledge of Parent, whether Parent

[2]

For purposes of this Officer’s Certificate, a related corporation is a corporation that either (i) is in a group of corporations where the common parent owns at least 80% of the voting power and value of the stock of one member and every other corporation in the group (except the common parent) is owned at least 80% by vote and value by another corporation in the group or (ii) has at least 50% of its total voting power or total equity value directly or indirectly owned by Parent (applying the attribution rules of section 318 of the Code as modified pursuant to section 304(c)(3)(B) of the Code). Corporations will be treated as related if the relationship described in (i) or (ii) above exists immediately before or immediately after the acquisition in question or where the relationship is created in connection with the Integrated Mergers.

A-B-2

was the buyer, and Parent will use its best efforts to ensure that such Company stockholders would not know whether Parent was the buyer; (vi) without regard to the repurchase program, a market exists for the Parent common stock issued to the former Company stockholders in the Merger and there will be sales of Parent common stock on such open market; and (vii) the number of shares repurchased will not exceed the total number of shares of Parent common stock issued and outstanding prior to the Integrated Mergers or the number of shares of Parent common stock received by Company stockholders in the Merger.

7.

There is no understanding between Parent or any person related to Parent, on the one hand, and Company, any person related to Company or any of their respective stockholders, on the other hand, that any Company stockholder’s ownership of Parent common stock issued in the Merger would be transitory.

8.

In connection with the Integrated Mergers, no dividends or distributions will be made to the former Company shareholders by Parent other than regular, normal dividends or distributions made to all holders of Parent common stock.

9.

Parent has no plan or intention (i) to merge LLC Sub with or into another corporation or entity (other than Parent or an entity that is disregarded as separate from Parent for U.S. federal income tax purposes); (ii) to sell, transfer or otherwise dispose of the membership interests of LLC Sub; or (iii) to cause LLC Sub to sell, distribute, transfer or otherwise dispose of any of its assets following the Integrated Mergers (except for dispositions of such assets (a) made in the ordinary course of business and/or (b) transfers permitted by Treasury Regulations section 1.368-2(k)).

10.

Except as otherwise provided in Section 6.06 of the Agreement, Parent, Merger Sub, LLC Sub, Company, and the stockholders of Company will each pay their respective expenses, if any, incurred in connection with the Integrated Mergers.

11.

There is no intercorporate indebtedness existing between Parent or any of its subsidiaries (including Merger Sub and LLC Sub), on the one hand, and Company or any of its subsidiaries, on the other hand, that was issued, acquired or will be settled at a discount.

12.

Following the Integrated Mergers, Parent (or a member of its “qualified group” as defined in Treasury Regulations section 1.368-1(d)(4)(ii)) will continue the “historic business” of Company or use a “significant portion” of Company’s “historic business assets” in a business, in each case as such terms are used in Treasury Regulations section 1.368-1(d).

13.

Neither Parent nor Merger Sub is an “investment company,” as defined in sections 368(a)(2)(F)(iii) and (iv) (i.e., a regulated investment company, a real estate investment trust, or a corporation 50 percent or more of the value of whose total assets (excluding cash and cash equivalents) are stock and securities and 80 percent or more of whose total assets are assets held for investment). In making the 50 percent and 80 percent determinations, (i) stock and securities in any subsidiary corporation shall be disregarded and the parent corporation shall be deemed to own its ratable share of the subsidiary’s assets, and (ii) a corporation shall be considered to be a subsidiary if the parent owns 50 percent or more of the combined voting power of all classes of stock entitled to vote, or 50 percent or more of the total value of shares of all classes of stock outstanding.

14.	None of Parent, Merger Sub or LLC Sub is, or will be at the Effective Time, under the jurisdiction of a court in a “title 11 or similar case” within the meaning of section 368(a)(3)(A).

15.

Immediately after the Integrated Mergers, the aggregate fair market value of the assets of Company will equal or exceed the sum of its liabilities, plus (without duplication) the amount of liabilities, if any, to which such assets are subject.

16.

Merger Sub will have no liabilities assumed by Company and will not transfer to Company any assets subject to liabilities in the Merger. To the knowledge of Parent, the liabilities of Company to be assumed by LLC Sub and the liabilities to which the transferred assets of Company are subject have been incurred by Company in the ordinary course of business.

A-B-3

17.

The payment of cash, if any, in lieu of fractional shares of Parent common stock represents a mere mechanical rounding off solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to Company stockholders instead of issuing fractional shares of Parent common stock will not exceed one percent of the total consideration that will be issued in the Merger to Company stockholders in exchange for their shares of Company common stock. The fractional share interests of each Company stockholder will be aggregated, and no Company stockholder, with the possible exception of stockholders whose holdings are in multiple accounts or with multiple brokers, will receive cash in lieu of fractional shares in an amount equal to or greater than the value of one full share of Parent common stock.

18.

None of the compensation received (or to be received) by any stockholder-employee of Company will be separate consideration for, or allocable to, any Company common stock held by such stockholder-employee; none of the shares of Parent common stock received in the Merger by any stockholder-employees was (or will be) separate consideration for, or allocable to, any employment agreement; and the compensation paid (or to be paid) to any stockholder-employees of Company was (or will be) for services actually rendered or to be rendered and was (or will be) commensurate with amounts paid to third parties bargaining at arm’s-length for similar services.

19.

Merger Sub and LLC Sub are entities newly-formed for purposes of participating in the Integrated Mergers, and, at no time prior to the Effective Time, have Merger Sub or LLC Sub owned any assets (other than nominal assets contributed upon formation), incurred any indebtedness for money borrowed, issued equity to any person other than Parent or engaged in any trade or business activities or operations.

20.

Merger Sub and LLC Sub are, and at all times through the effective time of the LLC Sub Merger and immediately following the effective time of the LLC Sub Merger will be, direct, wholly-owned subsidiaries of Parent.

21.

LLC Sub is, and at all times through the effective time of the LLC Sub Merger and immediately following the effective time of the LLC Sub Merger will be, disregarded as separate from Parent for U.S. federal income tax purposes. Neither Parent nor LLC Sub will file an election pursuant to Treasury Regulations section 301.7701-3 to cause LLC Sub to be treated as other than an entity disregarded as separate from Parent for U.S. federal income tax purposes. In addition, Parent has no plan or intention to take any other action (or cause LLC Sub to take any other action) that would cause LLC Sub to be treated as other than an entity disregarded as separate from Parent for U.S. federal income tax purposes.

22.	No equity interests in Merger Sub or LLC Sub will be issued pursuant to the Integrated Mergers.

23.	There will be no dissenter or appraisal rights in connection with the Integrated Mergers under the VSCA or the VLLCA.

24.

Parent will not (and will cause its Affiliates, including, after the Merger, Company, not to) take any position on any U.S. federal, state or local income or franchise tax return, or take any other tax reporting position, that is inconsistent with the treatment of the Integrated Mergers, taken together, as a single integrated transaction qualifying as a reorganization within the meaning of section 368(a) and the Treasury Regulations promulgated thereunder, except to the extent required by a “determination” (as defined in section 1313(a)(1) or any comparable provision of applicable state or local income or franchise tax law).

The undersigned acknowledges that the Opinions will be (i) based on the accuracy of the facts, representations, and covenants set forth herein, all of which will be assumed to be true, correct and complete without regard to any qualification as to knowledge or belief, on the accuracy of the Form S-4 and on the accuracy of the facts, representations, and covenants and the satisfaction of the covenants and obligations contained in the Agreement and the other documents related thereto and (ii) subject to certain limitations and qualifications, including that they may not be relied upon if any such facts, representations, or covenants are not accurate or if any such covenants or obligations are not satisfied.

A-B-4

The undersigned recognizes that the Opinions will not address any tax consequences of the Integrated Mergers or any action taken in connection therewith except as expressly set forth in the Opinions.

The undersigned hereby undertakes to promptly and timely inform Vinson & Elkins and Skadden if the undersigned should have reason to believe that any of the facts, representations, or covenants herein become untrue, incorrect or incomplete.

[SIGNATURE PAGE FOLLOWS]

A-B-5

IN WITNESS WHEREOF, I have, on behalf of Parent, Merger Sub and LLC Sub, caused this Officer’s Certificate to be executed on this      day of                      2018.

Denbury Resources Inc.

By:

Name:

Title:

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Exhibit C

OFFICER’S CERTIFICATE

OF

PENN VIRGINIA CORPORATION

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036-6522

Ladies and Gentlemen:

In connection with the opinions (the “Opinions”) to be delivered by Vinson & Elkins LLP (“Vinson & Elkins”) and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) pursuant to Section 7.02(c) and Section 7.03(c), respectively, of the Agreement and Plan of Merger (the “Agreement”)1 dated as of October 28, 2018, by and among Denbury Resources, Inc., a Delaware corporation (“Parent”), Dragon Merger Sub Inc., a Virginia corporation (“Merger Sub”), DR Sub LLC, a Virginia limited liability company (“LLC Sub”), and Penn Virginia Corporation, a Virginia corporation (the “Company”), regarding certain U.S. federal income tax consequences of the Integrated Mergers, you have requested certain representations from the Company. This officer’s certificate (the “Officer’s Certificate”) is being provided to you in response to that request. Except as otherwise provided, all “section” references are to the Internal Revenue Code of 1986, as amended (the “Code”) and all “Treasury Regulations section” references are to the Treasury regulations promulgated under the Code.

Recognizing and acknowledging that Vinson & Elkins and Skadden will rely on the representations and statements set forth in this Officer’s Certificate in delivering their respective Opinions, and that such Opinions will be based upon an assumption that all of the representations and statements set forth herein are true, accurate, and complete without regard to any qualification as to knowledge, belief, or otherwise, the undersigned, an officer of the Company, hereby represents and certifies, on behalf of the Company, that the statements and representations contained herein are true, correct and complete in all respects as of the date hereof, and will be true, correct and complete in all respects through the subsequent periods specified herein (except that, with respect to any facts or statements regarding Parent, Merger Sub and LLC Sub, whether or not such facts or statements are qualified by knowledge, the undersigned hereby certifies and represents on behalf of the Company only that the undersigned is not aware that such facts or statements are not true, correct, or complete):

1.

The undersigned is authorized to make all of the representations set forth herein on behalf of the Company. The undersigned is familiar with the matters set forth herein and has made such investigations of factual matters as the undersigned has deemed reasonably necessary for the purpose of making the representations and statements herein.

2.

The information and facts relating to the Integrated Mergers and all related transactions (including all representations, warranties, covenants and undertakings) set forth in the Agreement and the registration statement (File No. [●]) of Parent on Form S-4, including the joint proxy statement/prospectus contained therein, filed with the Securities and Exchange Commission (as amended through the date hereof, the “Registration Statement”), insofar as such information relates to (i) the Company and (ii) the plans or intentions of the Company, are true, correct and complete in all material respects.

[1]

Terms used herein shall have the meanings ascribed to them in, and shall be interpreted in accordance with, the applicable U.S. federal income tax law and regulations. All capitalized terms used but not defined herein shall have the meaning specified, either directly or by reference, in the Agreement.

A-C-1

3.

The Agreement (including exhibits and schedules thereto), the Registration Statement and the other documents described in the Registration Statement represent the entire understanding of Parent, Merger Sub, LLC Sub and the Company with respect to the Integrated Mergers, and there are no other written or oral agreements regarding the Integrated Mergers other than those expressly referred to in the Agreement, the Registration Statement and the other documents described in the Registration Statement. The Integrated Mergers will be consummated solely in compliance with the Agreement, and the Company has no plan or intention to waive or modify, and has not waived or modified, any of the material terms or conditions in the Agreement. The Integrated Mergers are being effected for the business reasons described in the Registration Statement. The Integrated Mergers form part of, and are being undertaken pursuant to, an integrated overall plan.

4.	The Merger Consideration was arrived at as a result of arm’s length negotiations between the board of directors of Parent and the board of directors of the Company.

5.

At the signing date of the Agreement, the aggregate fair market value of the Parent common stock provided in the Merger will be at least 45 percent of the fair market value of the total consideration to be received by the holders of Company common stock pursuant to the Merger, including, for purposes of this representation, amounts payable in lieu of fractional shares (such determination to be calculated using the price $[●] per Parent common stock, which is the average of the high and low sales prices of Parent common stock on [●]).

6.

None of the Company, any corporation related to the Company,[2] and any person acting as an intermediary for the Company or a related person has redeemed or acquired, nor will it redeem or acquire, any Company common stock, directly or indirectly. The Company has not made, and in connection with or in contemplation of the Integrated Mergers or otherwise as part of a plan of which the Integrated Mergers are a part will not cause to be made, directly or indirectly, any distributions on its stock (other than dividends made in the ordinary course of business). For purposes of this representation, a corporation that owns an interest in an entity that is taxed as a partnership or disregarded entity will be treated as owning or acquiring its share of any stock owned or acquired, as the case may be, by the partnership or disregarded entity and as having furnished its share of any consideration furnished by the partnership or disregarded entity to acquire the stock, in each case, in accordance with its interest in the partnership or disregarded entity.

7.

To the knowledge of the Company, there is no plan or intention on the part of stockholders of the Company to sell, exchange or otherwise transfer ownership of (including by derivative transactions such as an equity swap which would have the economic effect of a transfer of ownership) any Parent common stock received in the Merger to Parent, or any corporation related to Parent, directly or indirectly (including through third parties in connection with a plan to so transfer ownership), other than fractional shares of Parent common stock for which holders of Company common stock receive cash in the Merger. For purposes of this representation, a corporation that owns an interest in an entity that is taxed as a partnership or is a disregarded entity will be treated as owning or acquiring its share of any stock owned or acquired, as the case may be, by the partnership or disregarded entity and as having furnished its share of any consideration furnished by the partnership or disregarded entity to acquire the stock, in each case, in accordance with its interest in the partnership. Notwithstanding the foregoing, consistent with Revenue Ruling 99-58, 1999-2 C.B. 701, Parent may modify a pre-existing open market stock repurchase program that is effected through brokers with the repurchases made at the prevailing market price under the following conditions: (i) after the modification, repurchases will continue to be made only on the open market through brokers at the

[2]

For purposes of this Officer’s Certificate, a related corporation is a corporation that either (i) is in a group of corporations where the common parent owns at least 80% of the voting power and value of the stock of one member and every other corporation in the group (except the common parent) is owned at least 80% by vote and value by another corporation in the group or (ii) has at least 50% of its total voting power or total equity value directly or indirectly owned by Company (applying the attribution rules of section 318 of the Code as modified pursuant to section 304(c)(3)(B) of the Code). Corporations will be treated as related if the relationship described in (i) or (ii) above exists immediately before or immediately after the acquisition in question or where the relationship is created in connection with the Integrated Mergers.

A-C-2

prevailing market price; (ii) neither the program nor the modification was a matter negotiated with the Company or former Company stockholders; (iii) there is no understanding between Parent and any stockholder of the Company that such stockholder’s ownership of Parent common stock received in the Merger will be transitory; (iv) Parent does not know the identity of a seller of Parent common stock; (v) a former Company stockholder who received Parent common stock in the Merger and subsequently sold such stock would not know, to the knowledge of Parent, whether Parent was the buyer, and Parent will use its best efforts to ensure that such Company stockholders would not know whether Parent was the buyer; (vi) without regard to the repurchase program, a market exists for the Parent common stock issued to the former Company stockholders in the Merger and there will be sales of Parent common stock on such open market; and (vii) the number of shares repurchased will not exceed the total number of shares of Parent common stock issued and outstanding prior to the Integrated Mergers or the number of shares of Parent common stock received by Company stockholders in the Merger.

8.

There is no understanding between the Company or any person related to the Company (or, to the knowledge of the Company, any of their respective stockholders), on the one hand, and Parent or any person related to Parent, on the other hand, that any Company stockholder’s ownership of Parent common stock issued in the Merger would be transitory.

9.

Except as otherwise provided in Section 6.06 of the Agreement, Parent, Merger Sub, LLC Sub, the Company, and the stockholders of the Company will each pay their respective expenses, if any, incurred in connection with the Integrated Mergers.

10.

There is no intercorporate indebtedness existing between Parent or any of its subsidiaries (including Merger Sub and LLC Sub), on the one hand, and the Company or any of its subsidiaries, on the other hand, that was issued, acquired or will be settled at a discount.

11.

In connection with the Integrated Mergers, any outstanding warrants, options, convertible securities or any type of right pursuant to which any person could acquire Company common stock will be cancelled, converted or assumed by Parent in accordance with the Agreement.

12.

The Company conducts a “historic business” for purposes of Treasury Regulations section 1.368-1(d), and no assets of the Company have been sold, transferred, or otherwise disposed of that would prevent Parent or a member of its “qualified group” (as defined in Treasury Regulations section 1.368-1(d)(4)(ii)) from continuing such “historic business” or from using a “significant portion” of the Company’s “historic business assets” in a business (in each case as such terms are used in Treasury Regulations section 1.368-1(d)) following the Integrated Mergers.

13.

The Company is not an “investment company,” as defined in sections 368(a)(2)(F)(iii) and (iv) (i.e., a regulated investment company, a real estate investment trust, or a corporation 50 percent or more of the value of whose total assets (excluding cash and cash equivalents) are stock and securities and 80 percent or more of whose total assets are assets held for investment). In making the 50 percent and 80 percent determinations, (i) stock and securities in any subsidiary corporation shall be disregarded and the parent corporation shall be deemed to own its ratable share of the subsidiary’s assets, and (ii) a corporation shall be considered to be a subsidiary if the parent owns 50 percent or more of the combined voting power of all classes of stock entitled to vote, or 50 percent or more of the total value of shares of all classes of stock outstanding.

14.	The Integrated Mergers are not occurring pursuant to a plan of reorganization approved by a court in a “title 11 or similar case” within the meaning of section 368(a)(3)(A).

15.

The liabilities of the Company to be assumed by LLC Sub and the liabilities to which the transferred assets of the Company are subject have been incurred by the Company in the ordinary course of business.

16.

On the date of the Merger, the aggregate fair market value of the assets of the Company will equal or exceed the sum of its liabilities, plus (without duplication) the amount of liabilities, if any, to which such assets are subject.

A-C-3

17.	No Company subsidiary owns, or has owned, any shares of Company common stock.

18.

The Company has no (and, at the time of the Merger, will not have any) issued and outstanding stock (or any other interest treated as stock for U.S. federal income tax purposes) other than Company common stock.

19.

All of the Company’s currently outstanding financial positions that it has ever treated as debt for U.S. federal income tax purposes (by deducting interest or otherwise) are properly classified as debt rather than as equity for such purposes and have not been treated as other than debt for any other purpose.

20.

The payment of cash, if any, in lieu of fractional shares of Parent common stock represents a mere mechanical rounding off solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to Company stockholders instead of issuing fractional shares of Parent common stock will not exceed one percent of the total consideration that will be issued in the Merger to Company stockholders in exchange for their shares of Company common stock. The fractional share interests of each Company stockholder will be aggregated, and no Company stockholder, with the possible exception of stockholders whose holdings are in multiple accounts or with multiple brokers, will receive cash in lieu of fractional shares in an amount equal to or greater than the value of one full share of Parent common stock.

21.

None of the compensation received (or to be received) by any stockholder-employee of the Company will be separate consideration for, or allocable to, any Company common stock held by such stockholder-employee; none of the shares of Parent common stock received in the Merger by any stockholder-employees was (or will be) separate consideration for, or allocable to, any employment agreement; and the compensation paid (or to be paid) to any stockholder-employees of the Company was (or will be) for services actually rendered or to be rendered and was (or will be) commensurate with amounts paid to third parties bargaining at arm’s-length for similar services.

22.	There will be no dissenter or appraisal rights in connection with the Integrated Mergers under the VSCA or the VLLCA.

23.

The Company will not (and will cause its Affiliates not to), prior to the Effective Time, take any position on any U.S. federal, state or local income or franchise tax return, or take any other tax reporting position, that is inconsistent with the treatment of the Integrated Mergers, taken together, as a single integrated transaction qualifying as a reorganization within the meaning of section 368(a) and the Treasury Regulations promulgated thereunder, except to the extent required by a “determination” (as defined in section 1313(a)(1) or any comparable provision of applicable state or local income or franchise tax law).

The undersigned acknowledges that the Opinions will be (i) based on the accuracy of the facts, representations, and covenants set forth herein, all of which will be assumed to be true, correct and complete without regard to any qualification as to knowledge or belief, on the accuracy of the Form S-4 and on the accuracy of the facts, representations, and covenants and the satisfaction of the covenants and obligations contained in the Agreement and the other documents related thereto and (ii) subject to certain limitations and qualifications including that they may not be relied upon if any such facts, representations, or covenants are not accurate or if any such covenants or obligations are not satisfied.

The undersigned recognizes that the Opinions will not address any tax consequences of the Integrated Mergers or any action taken in connection therewith except as expressly set forth in the Opinions.

The undersigned hereby undertakes to promptly and timely inform Vinson & Elkins and Skadden if the undersigned should have reason to believe that any of the facts, representations, or covenants herein become untrue, incorrect or incomplete.

[SIGNATURE PAGE FOLLOWS]

A-C-4

IN WITNESS WHEREOF, I have, on behalf of the Company, caused this Officer’s Certificate to be executed on this      day of                      2018.

PENN VIRGINIA CORPORATION

By:

Name:

Title:

A-C-5

Annex B

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

October 28, 2018

The Board of Directors

Denbury Resources Inc.

5320 Legacy Drive

Plano, TX 75024

Members of the Board:

We understand that Denbury Resources Inc. (“Denbury”), Dragon Merger Sub Inc. (“Merger Sub”), DR Sub LLC and Penn Virginia Corporation (“Penn Virginia”) intend to enter into an Agreement and Plan of Merger to be dated as of October 28, 2018 (the “Agreement”) pursuant to which Merger Sub, a wholly owned subsidiary of Denbury, will merge (the “Merger”) with and into Penn Virginia. Pursuant to the Agreement, each of the issued and outstanding shares of common stock, par value $0.01 per share, of Penn Virginia (“Penn Virginia Common Stock”) (other than shares canceled or converted in accordance with the Agreement) will be converted into the right to receive, at the election of the holder thereof and subject to certain procedures, adjustments, limitations and prorationing procedures set forth in the Agreement, either (i) all-cash consideration of $79.80 in cash, (ii) all-stock consideration of 18.3454 shares of common stock, par value $0.01 per share, of Denbury (“Denbury Common Stock”) or (iii) mixed consideration of $25.86 per share in cash and 12.4 shares of Denbury Common Stock (such consideration payable in the Merger, the “Merger Consideration”). In connection with the Merger, Denbury and Penn Virginia intend to enter into voting agreements with Strategic Value Partners Entities (as defined in the Agreement) (“SVP”) and KLS Diversified Asset Management LP (“KLS”) (the “Voting Agreements” and, together with the Agreement, the “Transaction Documentation”) pursuant to which SVP and KLS will agree, subject to certain limitations, to vote their respective shares of Penn Virginia Common Stock in favor of the Merger. The terms and conditions of the Merger are more fully set forth in the Agreement.

You have asked us to render our opinion as to whether the Merger Consideration is fair, from a financial point of view, to Denbury.

In the course of performing our reviews and analyses for rendering our opinion, we have:

•	reviewed drafts of the Transaction Documentation dated as of October 27, 2018;

•

reviewed certain publicly available business and financial information regarding each of Denbury and Penn Virginia, including information regarding the oil and gas reserves included or reflected in certain fillings of each of Denbury and Penn Virginia with the Securities and Exchange Commission (“SEC”) and other publicly available reports and filings and information regarding the oil and gas reserves of each of Denbury and Penn Virginia;

•	reviewed certain non-public information relating to Penn Virginia, including certain:

•	information with respect to the oil and gas resource potential of Penn Virginia prepared by Penn Virginia’s senior management (the “Penn Virginia Oil and Gas Information”);

•	alternative risking scenarios for the oil and gas resource potential of Penn Virginia prepared and approved for our use by Denbury’s senior management (the “Penn Virginia Riskings”); and

•

financial forecasts relating to the future financial performance of Penn Virginia (which reflect prospective commodity price curve assumptions) prepared and approved for our use by Denbury’s senior management (the “Penn Virginia Projections”);

The Board of Directors

Denbury Resources Inc.

October 28, 2018

•	reviewed certain non-public information relating to Denbury, including certain:

•

information with respect to the oil and gas resource potential and other non-oil and gas assets of Denbury prepared and approved for our use by Denbury’s senior management (the “Denbury Oil and Gas Information” and, together with the Penn Virginia Oil and Gas Information, the “Oil and Gas Information”);

•

alternative risking scenarios for the oil and gas resource potential of Denbury prepared and approved for our use by Denbury’s senior management (the “Denbury Riskings” and, together with the Penn Virginia Riskings, the “Riskings”); and

•

financial forecasts relating to the future financial performance of Denbury (which reflect prospective commodity price curve assumptions) prepared and approved for our use by Denbury’s senior management (the “Denbury Projections” and, together with the Penn Virginia Projections, the “Projections”);

•

reviewed certain estimated revenue enhancements and other combination benefits and estimated costs to achieve the same (collectively, the “combination benefits”) expected to result from the Merger, all as prepared and approved for our use by Denbury’s senior management;

•

discussed with Denbury’s senior management their strategic and financial rationale for the Merger as well as their views of Denbury’s and Penn Virginia’s respective businesses, operations, oil and gas potential, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the oil and gas sector;

•

discussed with Penn Virginia’s senior management their views of Penn Virginia’s business, operations, oil and gas potential, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the oil and gas sector;

•	reviewed certain historical prices, trading multiples and trading activity of the shares of Denbury Common Stock and Penn Virginia Common Stock;

•

compared certain information with respect to the financial performance of Denbury and Penn Virginia and the trading multiples and trading activity of the shares of Denbury Common Stock and Penn Virginia Common Stock with corresponding data with respect to certain other publicly traded companies that we deemed relevant in evaluating Denbury and Penn Virginia;

•	reviewed the valuation and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Merger;

•	estimated the net asset value (“NAV”) of each of Denbury and Penn Virginia based on the Projections, the Riskings and the combination benefits;

•	reviewed the estimated pro forma financial results, NAV, financial condition and capitalization of Denbury giving effect to Merger; and

•

conducted such other studies, analyses, inquiries and investigations and considered such other information and financial, economic and market criteria as we deemed appropriate for purposes of our opinion.

With respect to the information used in arriving at our opinion:

•

We have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other

The Board of Directors

Denbury Resources Inc.

October 28, 2018

information (including, without limitation, the Oil and Gas Information, the Projections, the Riskings, the combination benefits, any other estimates and any other forward-looking information) provided by or discussed with Denbury or Penn Virginia or obtained from public sources, data suppliers and other third parties.

•

We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, any the Oil and Gas Information, the Projections, the Riskings, the combination benefits, any other estimates and any other forward-looking information), (ii) express no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of the Oil and Gas Information, the Projections, the Riskings, the combination benefits, such other estimates or such other forward-looking information or the assumptions upon which they are based and (iii) have relied upon the assurances of Denbury’s senior management and Penn Virginia’s senior management (as the case may be) that they are unaware of any facts or circumstances that would make such information (including, without limitation, the Oil and Gas Information, the Projections, the Riskings, the combination benefits, such other estimates and such other forward-looking information) incomplete, inaccurate or misleading.

•

Specifically, with respect to (i) the Oil and Gas Information, the Projections, the Riskings and the combination benefits provided by or discussed with Denbury or Penn Virginia, (a) we have been advised by Denbury’s senior management and Penn Virginia’s senior management (as the case may be), and we have assumed, that the Oil and Gas Information, the Projections, the Riskings, the combination benefits, such other estimates and such other forward-looking information utilized in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Denbury’s senior management and Penn Virginia’s senior management (as the case may be) as to the expected future performance of Denbury and Penn Virginia (as the case may be) and the expected amounts and realization of such combination benefits (and we have assumed that such combination benefits will be realized in the amounts and at the times projected) and (b) we have assumed that the Oil and Gas Information, the Projections, the Riskings, the combination benefits, such other estimates and such other forward-looking information have been reviewed by Denbury’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) any financial projections, oil and gas reserve reports, other estimates and/or other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Denbury or Penn Virginia or any other entity or the solvency or fair value of Denbury, Penn Virginia or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal, actuarial or petroleum engineering experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Denbury’s senior management, Penn Virginia’s senior management and Denbury’s other professional advisors with respect to such matters. We have assumed that the Merger will qualify, for US federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We are not expressing any view or rendering any opinion regarding the tax consequences of the Merger to Denbury, Penn Virginia or their respective securityholders.

The Board of Directors

Denbury Resources Inc.

October 28, 2018

In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed forms of the Transaction Documentation will not differ from the drafts that we have reviewed, (ii) each of the parties to any of the Transaction Documentation will comply with all terms and provisions of the Transaction Documentation and (iii) the representations and warranties of Denbury, Penn Virginia, Merger Sub and each other party to the Transaction Documentation contained in the Transaction Documentation are true and correct and all conditions to the obligations Denbury, Penn Virginia and Merger Sub to consummate the Merger will be satisfied without any waiver, amendment or modification thereof. We also have assumed that the Merger will be consummated in a timely manner in accordance with the terms of the Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, divestiture or other requirements, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Denbury, Penn Virginia or the Merger (including its contemplated benefits) in any way meaningful to our analyses or opinion.

In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the shares of Denbury Common Stock or Penn Virginia Common Stock or other securities or financial instruments of or relating to Denbury or Penn Virginia may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Merger.

We have acted as a financial advisor to Denbury in connection with the Merger and will receive a customary fee for such services, a substantial portion of which is payable upon successful consummation of the Merger and a portion of which is payable upon execution of a definitive agreement with respect to the Merger. In addition, Denbury has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. Denbury also has granted Guggenheim Securities, LLC (“Guggenheim Securities”) the right to provide certain investment banking and other services to Denbury in the future on customary terms and conditions.

Except for our current engagement by Denbury in connection with the Merger, during the past two years Guggenheim Securities has not been engaged by Denbury or Penn Virginia to provide any financial advisory or other investment banking services for which we have received compensation. Guggenheim Securities may seek to provide Denbury and Penn Virginia and their respective affiliates with certain financial advisory and investment banking services unrelated to the Merger in the future, for which services Guggenheim Securities would expect to receive compensation.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to Denbury, Penn Virginia, other participants in the Merger and their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Denbury, Penn Virginia, other participants in the Merger and their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities and our or their respective directors, officers, employees, consultants and agents may have investments in Denbury, Penn Virginia, other participants in the Merger and their respective affiliates.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result,

The Board of Directors

Denbury Resources Inc.

October 28, 2018

Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Denbury, Penn Virginia, other participants in the Merger and their respective affiliates, the Merger and the oil and gas sector generally that differ from the views of Guggenheim Securities’ investment banking personnel.

Our opinion has been provided to Denbury’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Merger Consideration. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any joint proxy statement/prospectus to be distributed to the holders of Denbury Common Stock and Penn Virginia Common Stock in connection with the Merger.

Our opinion and any materials provided in connection therewith do not constitute a recommendation to Denbury’s Board of Directors with respect to the Merger, nor does our opinion or any summary of the materials supporting our opinion constitute advice or a recommendation to any holder of Denbury Common Stock or Penn Virginia Stock as to how to vote or act in connection with the Merger or otherwise or what form of Merger Consideration any holder of Penn Virginia Common Stock should elect to receive pursuant to the cash/stock election mechanism described in the Agreement. Our opinion does not address Denbury’s underlying business or financial decision to pursue the Merger, the relative merits of the Merger as compared to any alternative business or financial strategies that might exist for Denbury, the financing or funding of the cash component of the Merger Consideration by Denbury or the effects of any other transaction in which Denbury might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Merger Consideration to Denbury. We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Merger or the Transaction Documentation (including, without limitation, the form or structure of the Merger or the cash/stock election procedures, adjustments, limitations or prorationing mechanisms contemplated by the Agreement) or (b) the Voting Agreements or any other agreement, transaction document or instrument contemplated by the Transaction Documentation or to be entered into or amended in connection with the Merger or (ii) the fairness, financial or otherwise, of the Merger to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified herein), creditors or other constituencies of Denbury or Penn Virginia. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Denbury’s or Penn Virginia’s directors, officers or employees, or any class of such persons, in connection with the Merger relative to the Merger Consideration or otherwise.

Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, capital markets, commodities markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Denbury.

Very truly yours,

/s/ Guggenheim Securities, LLC

GUGGENHEIM SECURITIES, LLC

Annex C

Jefferies LLC Three Allen Center 333 Clay Street, Suite 1000 Houston, TX 77002 tel 281.774.2000 Jefferies.com

October 28, 2018

The Board of Directors

Penn Virginia Corporation

16285 Park Ten Place, Suite 500

Houston, TX 77084

Members of the Board:

We understand that Penn Virginia Corporation (“Penn Virginia”), Denbury Resources Inc. (“Denbury”), Dragon Merger Sub Inc., a wholly owned subsidiary of Denbury (“Merger Sub”), and DR Sub LLC, a wholly owned subsidiary of Denbury, propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Penn Virginia (the “Merger”) in a transaction in which each outstanding share of common stock, par value $0.01 per share (“Penn Virginia Common Stock”), of Penn Virginia (other than (i) shares of Penn Virginia Common Stock owned by Penn Virginia, all of which shares will be canceled, and (ii) shares of Penn Virginia Common Stock held by any wholly owned subsidiary of Denbury (other than Merger Sub) or any wholly owned subsidiary of Penn Virginia immediately prior to the effective time of the Merger, all of which will converted into the Stock Election Consideration (as defined below)) will be converted into the right to receive, at the election of the holder thereof, either (i) a combination of (A) $25.86 in cash and (B) 12.4000 shares of common stock, par value $0.001 (“Denbury Common Stock”), of Denbury (the “Mixed Election Consideration”), (ii) $79.80 in cash (the “Cash Election Consideration”) or (iii) 18.3454 shares of Denbury Common Stock (the “Stock Election Consideration” and, together with the Mixed Election Consideration and the Cash Election Consideration, the “Merger Consideration”), subject to certain proration procedures as set forth in the Merger Agreement (as to which we express no view or opinion). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Merger Consideration to be received by the holders of shares of Penn Virginia Common Stock (other than Denbury, Merger Sub and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated October 28, 2018 of the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information about Penn Virginia and Denbury;

(iii)

reviewed certain information furnished to us by Penn Virginia’s management, including financial forecasts and analyses, relating to the business, operations and prospects of Penn Virginia (the “Penn Virginia Forecasts”);

(iv)

reviewed certain information furnished to us by Denbury’s management, and approved for our use by Penn Virginia’s management, including financial forecasts and analyses, relating to the business, operations and prospects of Denbury (the “Denbury Forecasts”);

(v)

reviewed alternative versions of the Denbury Forecasts incorporating certain adjustments thereto made by Penn Virginia’s management, and approved for our use by Penn Virginia’s management (the “Adjusted Denbury Forecasts” and, together with the Denbury Forecasts and the Penn Virginia Forecasts, the “Forecasts”);

(vi)

held discussions with members of senior management of Penn Virginia concerning the matters described in clauses (ii), (iii), (iv) and (v) above and held discussions with members of senior management of Denbury concerning the Denbury Forecasts;

(vii)

reviewed the share trading price history and valuation multiples for Penn Virginia Common Stock and Denbury Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(viii)	compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed relevant; and

(ix)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Penn Virginia or Denbury or that was publicly available to us (including, without limitation, the information described above) or that was or otherwise reviewed by us. We have relied on assurances of the management of Penn Virginia (with respect to the information concerning Penn Virginia and Denbury) and Denbury (with respect to the information concerning Denbury) that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, Penn Virginia or Denbury, nor have we been furnished with any such evaluations or appraisals, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the Forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. With respect to the Penn Virginia Forecasts, Penn Virginia has informed us, and we have assumed, that such Penn Virginia Forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Penn Virginia as to the future financial performance of Penn Virginia. With respect to the Denbury Forecasts, Denbury has informed us, and we have assumed, that such Denbury Forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Denbury as to the future financial performance of Denbury. With respect to the Adjusted Denbury Forecasts, Penn Virginia has informed us, and we have assumed, that such Adjusted Denbury Forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Penn Virginia as to the future financial performance of Denbury. At the direction of Penn Virginia’s management, we have used and relied upon the Penn Virginia Forecasts and the Adjusted Denbury Forecasts in our review and analysis and in rendering this opinion. We express no opinion as to the Forecasts or the assumptions on which they are made and we have assumed that the Penn Virginia Forecasts and the Adjusted Denbury Forecasts will be realized in the amounts and at the times projected.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. As you are aware, the credit, financial and stock markets, the industry in which Penn Virginia and Denbury operate and the securities of Penn Virginia and Denbury have experienced and continue to experience volatility, and we express no view or opinion as to any potential effects of such volatility on Penn Virginia, Denbury or the Merger.

We have made no independent investigation of, and we express no view or opinion as to, any legal, regulatory, accounting or tax matters affecting Penn Virginia. Denbury or the Merger, and we have assumed the correctness in all respects material to our analysis of all legal, regulatory, accounting and tax advice given to Penn Virginia and its Board of Directors, including, without limitation, advice as to the legal, regulatory, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to Penn Virginia and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Penn Virginia Common Stock. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us, and you have advised us and we have assumed that the Merger will qualify as a tax-free reorganization for federal income tax purposes. We have also assumed that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment in any respect material to our analysis or opinion of any term, condition or agreement, and in compliance with applicable laws, documents and other requirements and that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Penn Virginia, Denbury or the contemplated benefits of the Merger.

It is understood that our opinion is for the use and benefit of the Board of Directors of Penn Virginia (in its capacity as such) in its consideration of the Merger, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to Penn Virginia, nor does it address the underlying business decision by Penn Virginia to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of shares of Penn Virginia Common Stock or Denbury Common Stock should vote or act on the Merger or any matter related thereto, including, without limitation, whether any stockholder should elect to receive Mixed Election Consideration, Cash Election Consideration or Stock Election Consideration or to make no election in the Transaction. In addition, you have not asked us to address, and this opinion does not address, (i) the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Penn Virginia, other than the holders of shares of Penn Virginia Common Stock or (ii) the allocation of the Merger Consideration as between holders of Penn Virginia Common Stock who receive the Mixed Election Consideration, the Cash Election Consideration or the Stock Election Consideration or (iii) the relative fairness of the Mixed Election Consideration, the Cash Election Consideration and the Stock Election Consideration. We express no opinion as to what the value of the Denbury Common Stock will be when issued or the price at which shares of Penn Virginia Common Stock or Denbury Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of Penn Virginia’s officers, directors or employees, or any class of such persons, in connection with the Merger relative to the Merger Consideration to be received by holders of shares of Penn Virginia Common Stock. Our opinion has been authorized by the Fairness Committee of Jefferies LLC.

We have been engaged by Penn Virginia to act as financial advisor to Penn Virginia in connection with the Merger and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Merger. We also will be reimbursed for expenses incurred. Penn Virginia has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We have, in the past, provided financial advisory and financing services to Penn Virginia and may continue to do so and have received, and may receive, fees for the rendering of such services. In the ordinary course of our business, we and our affiliates may trade or hold securities of Penn Virginia or Denbury and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to Penn Virginia, Denbury or entities that are affiliated with Penn Virginia or Denbury, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with Penn Virginia, our opinion may not be used or referred to by Penn Virginia, or quoted or disclosed to any person in any manner, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by the holders of shares of Penn Virginia Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Penn Virginia Common Stock (other than Denbury, Merger Sub and their respective affiliates).

Very truly yours,

/s/ Jefferies LLC

JEFFERIES LLC

Annex D

CERTIFICATE OF AMENDMENT

OF

SECOND RESTATED CERTIFICATE OF INCORPORATION

OF

DENBURY RESOURCES INC.

[●], 20[●]

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

Denbury Resources Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: That the Board of Directors of the Corporation duly adopted resolutions proposing an amendment of the Second Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) declaring such amendment to be advisable and submitting such amendment to the stockholders of the Corporation for consideration thereof.

SECOND: That thereafter, a special meeting of the stockholders of the Corporation was duly called and held, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That the amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the first sentence of the first paragraph of Article IV of the Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is 1,009,000,000 shares, consisting of: (i) 984,000,000 shares of common stock, par value $.001 per share (the “Common Stock”), and (ii) 25,000,000 shares of preferred stock, par value $.001 per share (the “Preferred Stock”).”

(Signature Page Follows)

D-1

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by James S. Matthews, Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of the Corporation, as of the date first written above.

DENBURY RESOURCES INC.

By:
Name:	James S. Matthews
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

SIGNATURE PAGE TO

CERTIFICATE OF AMENDMENT OF

SECOND RESTATED CERTIFICATE OF INCORPORATION OF

DENBURY RESOURCES INC.

D-2

Annex E

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of October 28, 2018, by Strategic Value Partners, LLC, a Delaware limited liability company (“SVP”), on behalf of certain investment funds directly or indirectly managed by SVP, as listed on Exhibit A hereto (collectively, the “Shareholders” and each of the Shareholders, a “Shareholder”), and Denbury Resources Inc., a Delaware corporation (“Parent”). The parties to this Agreement are sometimes referred to herein collectively as the “parties,” and individually as a “party.” Capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement (as defined below).

WHEREAS, the Shareholders, collectively, own shares of the Company’s Common Stock (the “Common Stock,” together with any other Rights (as defined below) with respect thereto or Common Stock acquired (whether beneficially or of record) by the Shareholders after the date hereof and prior to the Closing or the termination of all of the Shareholders’ obligations under this Agreement, whichever is earlier, including any interests in the Company or Rights with respect thereto acquired by means of purchase, dividend or distribution, or issued upon the exercise of any options or warrants or the conversion of any convertible securities or otherwise, being collectively referred to herein as the “Securities”). For the purposes of this Agreement, “Rights” means, with respect to any Person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such Person to issue, transfer or sell any equity interest of such Person or any of its Subsidiaries or any securities convertible into or exchangeable for such equity interests, or (b) contractual obligations of such Person to repurchase, redeem or otherwise acquire any equity interest in such Person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this sentence.

WHEREAS, Parent, Dragon Merger Sub, Inc., a Virginia corporation and wholly owned subsidiary of Parent (“Merger Sub”), DR Sub LLC, a Virginia corporation and wholly owned subsidiary of Parent, and the Company propose to enter into an Agreement and Plan of Merger, dated as of the date hereof and as it may be amended from time to time and a copy of which has been previously provided to the Shareholders (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into the Company, with the Company surviving as a direct wholly owned Subsidiary of Parent, all upon the terms of, and subject to the conditions set forth in, the Merger Agreement (the “Merger”).

WHEREAS, the approval of the Merger Agreement by the affirmative vote of the holders of more than two-thirds (2/3) of all the votes entitled to be cast at the Company Shareholders Meeting is a condition to the consummation of the Merger (the “Company Shareholder Approval”).

WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement and as an inducement and in consideration therefor, SVP, on behalf of each of the Shareholders, has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

VOTING; GRANT AND APPOINTMENT OF PROXY

1.1 Voting. From and after the date hereof until the earlier of (x) the Company Shareholder Approval being obtained and (y) the termination of this Agreement in accordance with Article IV hereof (such earlier date, the “Expiration Date”), SVP, on behalf of each of the Shareholders, irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each adjourned or postponed meeting) of the shareholders of the Company, however called, or in connection with any written consent of the shareholders of the Company, each Shareholder (in such capacity and not in any other capacity) will (i) appear at such meeting or otherwise cause all of the Securities owned by such Shareholder (whether beneficially or of record) to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all of the Securities owned by such Shareholder (whether beneficially or of record):

(a) with respect to each meeting at which a vote of the Shareholders on the Merger is requested (a “Merger Proposal”), in favor of such Merger Proposal (and, in the event that such Merger Proposal is presented as more than one proposal, in favor of each proposal that is part of such Merger Proposal), and in favor of any other matter presented or proposed as to approval of the Merger or any part or aspect thereof or any other transactions or matters contemplated by the Merger Agreement;

(b) against any Company Takeover Proposal, without regard to the terms of such Company Takeover Proposal, or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger and the other transactions or matters contemplated by the Merger Agreement;

(c) against any other action, agreement, or transaction, that is intended, that would or would be reasonably expected, or the effect of which would or would be reasonably expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the performance by such Shareholder of its obligations under this Agreement;

(d) against any action, proposal, transaction or agreement that would or would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of any Shareholder contained in this Agreement; and

(e) in favor of any proposal to adjourn or postpone the Company Stockholder Meeting to a later date if there are not sufficient votes to approve the Merger Proposal.

1.2 Grant of Irrevocable Proxy; Appointment of Proxy.

(a) From and after the date hereof until the Expiration Date, SVP, on behalf of each Shareholder hereby irrevocably and unconditionally grants to, and appoints, Parent and any designee of Parent (determined in Parent’s sole discretion) as each Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to vote or cause to be voted (including by proxy or written consent, if applicable) its Securities in accordance with the Required Votes.

(b) SVP, on behalf of each Shareholder hereby represents that any proxies heretofore given in respect of the Securities, if any, are revocable, and hereby revokes such proxies.

(c) SVP, on behalf of each Shareholder hereby affirms that the irrevocable proxy set forth in this Section 1.2 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Agreement. SVP, on behalf of each Shareholder hereby further affirms that the irrevocable proxy set forth in this Section 1.2 is coupled with an interest and, except upon the occurrence of the Expiration Date, is intended to be irrevocable. SVP, on behalf of each Shareholder agrees, until the Expiration Date, to vote its Securities in accordance with Section 1.1(a) through Section 1.1(e) above as instructed by Parent in writing. The parties agree that the foregoing is a voting agreement.

1.3 Restrictions on Transfers. SVP, on behalf of each of the Shareholders, hereby agrees that, from the date hereof until the Expiration Date, it shall not, directly or indirectly, except in connection with the consummation of the Merger and as expressly provided for in the Merger Agreement, (i) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, Lien (other than (x) collateral and rehypothecation arrangements with prime brokers in margin accounts and (y) any Liens that could not reasonably be expected, either individually or in the aggregate, to impair the ability of SVP or any Shareholder to perform fully its obligations hereunder with respect to the applicable shares of Securities on a timely basis (“Permitted Liens”)), hypothecation or other disposition of (by merger, by testamentary disposition, by operation of Law or otherwise), any Securities (each, a “Transfer”), (ii) deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy, consent or power of attorney with respect thereto other than, and that is inconsistent with, this Agreement or (iii) agree (regardless of whether in writing) to take any of the actions referred to in the foregoing clause (i) or (ii). Notwithstanding the foregoing, each Shareholder shall have the right to Transfer its Securities to such Shareholder’s Affiliate and related fund entities; provided, however, prior to and as a condition to the effectiveness of such Transfer, any Affiliate and related fund entities to which any of such Securities or any interest in any of such Securities is transferred shall have executed and delivered to Parent a counterpart to this Agreement pursuant to which such Person shall be bound by all terms and provisions of this Agreement. Any Transfer or attempted Transfer of any Securities in violation of this Section 1.3 shall be null and void and of no effect.

ARTICLE II

NO SOLICITATION

2.1 Restricted Activities. Prior to the Expiration Date, no Shareholder shall, and each Shareholder shall cause its Affiliates and use reasonable best efforts to cause its Representatives not to, directly or indirectly, (a) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing or affording access to any confidential or non-public material information) any inquiries, proposals or offers regarding, or the making of a Company Takeover Proposal or that could reasonably be expected to lead to a Company Takeover Proposal, (b) other than to inform any Person of the existence of this Section 2.1, conduct, participate or engage in any discussions or negotiations with any Person with respect to a Company Takeover Proposal or (c) furnish or provide any non-public information or data regarding the Company or its Subsidiaries, or afford access to the business, properties, assets or employees of the Company or its Subsidiaries, to any Person except in the ordinary course of business consistent with past practice (and, in any event, not in connection with or in response to a Company Takeover Proposal or any indication of interest that would or would reasonably be expected to lead to a Company Takeover Proposal) or (d) enter into any letter of intent or agreement in principle, or other agreement providing for a Company Takeover Proposal (the activities specified in clauses (a) through (d) being hereinafter referred to as the “Restricted Activities”).

2.2 Notification. From and after the date hereof until the Expiration Date, each Shareholder shall, and shall cause its Affiliates and use reasonable best efforts to cause its Representatives to, (i) immediately cease and cause to be terminated any solicitation, encouragement, discussions or negotiations with any Person conducted heretofore with respect to any Company Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Takeover Proposal, and (ii) promptly request the prompt return or destruction of all confidential information previously furnished to any such Person or its Representatives. From and after the date hereof until the Expiration Date, SVP, on behalf of the Shareholders, shall promptly, after SVP’s or any Shareholder’s receipt of any Company Takeover Proposal or any inquiry or request for discussions or negotiations regarding a Company Takeover Proposal or information relating to the Company or any Company Subsidiary in connection with a Company Takeover Proposal, notify Parent of such Company Takeover Proposal, inquiry or request (including providing the identity of the Person making or submitting such Company Takeover Proposal, inquiry or request), and provide the material terms and conditions of any such proposal or offer regarding a Company Takeover Proposal, including any financial and other terms thereof, in each case including any modifications thereto. Each Shareholder shall keep Parent informed in all material respects on a prompt basis with respect to any development regarding the status or terms of any such Company Takeover Proposal (including any change to the terms of any such Company Takeover Proposal) or inquiry or request and shall promptly apprise Parent of the status of any such discussions or negotiations. SVP, on behalf of any applicable Shareholder, shall provide to Parent promptly after receipt or delivery thereof copies of all correspondence and other written materials sent by or provided to the Company or such Shareholder or its Representatives to or from any Person, as applicable. Each Shareholder agrees that neither it nor any of its Affiliates has entered into or shall enter into any agreement with any Person that prohibits the Company or such Shareholder from either providing any information to Parent in accordance with this Section 2.2 or otherwise complying with any of its obligations pursuant to this Section 2.2. Notwithstanding anything in this Agreement to the contrary, (i) neither SVP nor any Shareholder shall be responsible for the actions of Parent or its board of directors (or any committee thereof), any Subsidiary of Parent, or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the “Parent Related Parties”), including with respect to any of the matters contemplated by this Section 2.2, and (ii) SVP, on behalf of the Shareholders, makes no representations or warranties with respect to the actions of any of the Parent Related Parties.

ARTICLE III

REPRESENTATIONS, WARRANTIES AND COVENANTS

3.1 Representations and Warranties of Each Party. Each party represents and warrants, for itself only, as follows: (a) such party has full legal right and capacity to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly executed and delivered by such party and the execution, delivery and performance of this Agreement by such party and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such party and no other actions or proceedings on the part of such party are necessary to authorize this Agreement or to consummate the transactions contemplated hereby; (c) this Agreement constitutes the valid and binding agreement of such party, enforceable against each party in accordance with its terms (subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors’ rights and to general equity principles); and (d) the execution and delivery of this Agreement by each party does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws or agreements binding upon such party or the Securities owned by such party, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except for filings with the SEC by party.

3.2 Representations and Warranties of SVP.

(a) SVP, on behalf of itself and each Shareholder, represents and warrants, as follows: (a) each Shareholder holds the Securities set forth opposite such Shareholder’s name on Exhibit A attached hereto and (b) SVP or each Shareholder, as applicable, owns or holds, beneficially or of record, or controls all of its Securities free and clear of any proxy, voting restriction, adverse claim or other Liens (other than Permitted Liens or any restrictions created by this Agreement) and has sole (or, as applicable, shared with SVP or other Shareholders) voting power with respect to the Securities and sole (or, as applicable, shared with SVP or other Shareholders) power of disposition with respect to all of the Securities, with no restrictions on such Shareholder’s rights of voting or disposition pertaining thereto, except for such transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States, and no person other than SVP, such Shareholder, or any other Shareholder, has any right to direct or approve the voting or disposition of any of the Securities.

(b) SVP has the full and irrevocable power and authority to enter into this Agreement for and on behalf of each Shareholder and bind each Shareholder to the provisions hereof as if each Shareholder were a direct party hereto.

3.3 Certain Other Agreements. SVP, on behalf of each of the Shareholders, hereby:

(a) irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that such Shareholder may have with respect to the Securities;

(b) agrees to promptly notify Parent and the Company of the number of any new Securities acquired by such Shareholder after the date hereof and prior to the Expiration Date, it being understood, for the avoidance of doubt, that any such Securities shall be subject to the terms of this Agreement as though owned by such Shareholder on the date hereof;

(c) agrees to permit Parent and the Company to publish and disclose in the Joint Proxy Statement such Shareholder’s identity and ownership of the Securities and the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement; and

(d) shall, and hereby does, authorize the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Securities (and that this Agreement places limits on the voting and transfer of such Securities); provided, however, that Company or its counsel may further notify the Company’s transfer agent to lift and vacate the stop transfer order with respect to the Securities following the Expiration Date solely to the extent to effect the consummation of the Merger in accordance with the Merger Agreement.

ARTICLE IV

TERMINATION

This Agreement shall automatically terminate (without any further action of the parties) and be of no further force or effect upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) the date of any modification, waiver or amendment to the Merger Agreement effected without SVP’s consent that (i) decreases the amount or changes the form of consideration payable to all of the shareholders of the Company pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement or (ii) otherwise materially adversely affects the interests of the Shareholders or the shareholders of the Company; (d) the mutual written consent of the parties hereto; (e) the End Date; and (f) any material breach of this Agreement by Parent. Notwithstanding the preceding sentence, Article V shall survive any termination of this Agreement. Nothing in this Article IV shall relieve or otherwise limit any party of liability for a breach of this Agreement.

ARTICLE V

MISCELLANEOUS

5.1 Expenses. Each party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement, whether or not the Merger shall be consummated.

5.2 Capacity. SVP, on behalf of each of the Shareholders, is signing this Agreement solely in its capacity as a Company shareholder, and nothing contained herein shall in any way limit or affect any actions taken by any Representative of a Shareholder in his or her capacity as a director, officer or employee of the Company, and no action taken in any such capacity as a director, officer or employee shall be deemed to constitute a breach of this Agreement.

5.3 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

If to Parent, to:

Denbury Resources Inc.

5320 Legacy Dr.

Plano, TX 75024

Attention: General Counsel

Phone: (972) 673-2000

With a required copy to (which does not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin Street

Suite 2500

Houston, TX 77002

Phone: (713) 758-2222

Facsimile: (713) 758-2346

Attention: Jeffery B. Floyd; Stephen M. Gill

E-mail: JFloyd@velaw.com; SGill@velaw.com

If to the Shareholders:

Strategic Value Partners, LLC

100 West Putnam Ave.

Greenwich, CT 06830

Attention: Michael Schwartz, Managing Director

Email: mschwartz@svpglobal.com

With a required copy to (which does not constitute notice):

Strategic Value Partners, LLC

100 West Putnam Ave.

Greenwich, CT 06830

Attention: General Counsel

Email: legalnotices@svpglobal.com

If to the Company:

Penn Virginia Corporation

16285 Park Ten Place

Suite 500

Houston, TX 77079

Attention: Chief Legal Counsel

Phone: (713) 722-6500

Facsimile: (713) 722-6609

With a required copy to (which does not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Suite 1400

Palo Alto, California 94301

Phone: (650) 470-4500

Facsimile: (650) 470-4570

Attention: Leif B. King; Frank E. Bayouth

E-mail: Leif.King@skadden.com; Frank.Bayouth@skadden.com

5.4 Amendments; Extension; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Parent, on the one hand, and each Shareholder, on the other hand and (ii) in the case of a waiver, by the party (or parties) against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

5.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 5.5 shall be void.

5.6 No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties.

5.7 Entire Agreement. This Agreement, together with the Merger Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof.

5.8 Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

5.9 Jurisdiction; Specific Performance; Waiver of Jury Trial.

(a) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH

ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 5.2 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(b) The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Article IV, it is accordingly agreed that the parties and the Company shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 5.9(b), this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 5.9(b). Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.9(b), and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 5.9(c).

5.10 Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

5.11 Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions: (a) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used; (b) examples are not to be construed to limit, expressly or by implication, the matter they illustrate; (c) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation; (d) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings; (e) the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”; (f) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined; (g) all references to prices, values or monetary amounts refer to United States dollars; (h) wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders; (i) this Agreement has been jointly prepared by the parties hereto, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any party had a greater or lesser hand in drafting this Agreement; (j) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement; (k) any references herein to a particular Section, Article or Exhibit means a Section or Article of, or an Exhibit to, this Agreement unless otherwise expressly stated herein; the Exhibit attached hereto is incorporated herein by reference and will be considered part of this Agreement; (l) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis; (m) all references to days mean calendar days unless otherwise provided; and (n) all references to time mean Houston, Texas time.

5.12 Counterparts. This Agreement may be executed in any number of counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

5.13 Severability. Any provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARENT:

DENBURY RESOURCES INC.

By:	/s/ James S. Matthews
Name:	James S. Matthews
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

[Signature Page to Voting and Support Agreement]

SVP: STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

[Signature Page to Voting and Support Agreement]

Exhibit A

Name of Shareholder	Number of Shares of Company Common Stock Beneficially Owned or Directly Held
Strategic Value Partners, LLC(1)	718,134.00
SVP Special Situations III LLC(2)	625,362.00
SVP Special Situations III-A LLC(3)	190,684.00
Strategic Value Master Fund, Ltd.	718,134.00
Strategic Value Special Situations Fund III, L.P.	625,362.00
Strategic Value Opportunities Fund, L.P.	190,684.00

(1)

As the investment manager of Strategic Value Master Fund, Ltd., Strategic Value Partners, LLC is deemed to beneficially own the shares held by Strategic Value Master Fund, Ltd. for purposes of this Agreement.

(2)

As the investment manager of Strategic Value Special Situations Master Fund III, L.P., SVP Special Situations III LLC is deemed to beneficially own the shares held by Strategic Value Special Situations Master Fund III, L.P. for purposes of this Agreement.

(3)

As the investment manager of Strategic Value Opportunities Fund, L.P., SVP Special Situations III-A LLC is deemed to beneficially own the shares held by Strategic Value Opportunities Fund, L.P. for purposes of this Agreement.

Annex F

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of October 28, 2018, by and between KLS Diversified Master Fund L.P., a Delaware limited partnership (the “Shareholder”), and Denbury Resources Inc., a Delaware corporation (“Parent”). The parties to this Agreement are sometimes referred to herein collectively as the “parties,” and individually as a “party.” Capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement (as defined below).

WHEREAS, the Shareholder owns shares of the Company’s Common Stock (the “Common Stock,” together with any other Rights (as defined below) with respect thereto or Common Stock acquired (whether beneficially or of record) by the Shareholder after the date hereof and prior to the Closing or the termination of all of the Shareholder’s obligations under this Agreement, whichever is earlier, including any interests in the Company or Rights with respect thereto acquired by means of purchase, dividend or distribution, or issued upon the exercise of any options or warrants or the conversion of any convertible securities or otherwise, being collectively referred to herein as the “Securities”). For the purposes of this Agreement, “Rights” means, with respect to any Person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such Person to issue, transfer or sell any equity interest of such Person or any of its Subsidiaries or any securities convertible into or exchangeable for such equity interests, or (b) contractual obligations of such Person to repurchase, redeem or otherwise acquire any equity interest in such Person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this sentence.

WHEREAS, Parent, Dragon Merger Sub, Inc., a Virginia corporation and wholly owned subsidiary of Parent (“Merger Sub”), DR Sub LLC, a Virginia corporation and wholly owned subsidiary of Parent, and the Company propose to enter into an Agreement and Plan of Merger, dated as of the date hereof and as it may be amended from time to time and a copy of which has been previously provided to the Shareholders (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into the Company, with the Company surviving as a direct wholly owned Subsidiary of Parent, all upon the terms of, and subject to the conditions set forth in, the Merger Agreement (the “Merger”).

WHEREAS, the approval of the Merger Agreement by the affirmative vote of the holders of more than two-thirds (2/3) of all the votes entitled to be cast at the Company Shareholders Meeting is a condition to the consummation of the Merger (the “Company Shareholder Approval”).

WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement and as an inducement and in consideration therefor, the Shareholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

VOTING; GRANT AND APPOINTMENT OF PROXY

1.1 Voting. From and after the date hereof until the earlier of (x) the Company Shareholder Approval being obtained and (y) the termination of this Agreement in accordance with Article IV hereof (such earlier date, the “Expiration Date”), the Shareholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each adjourned or postponed meeting) of the shareholders of the Company, however called, or in connection with any written consent of the shareholders of the Company, the Shareholder (in such capacity and not in any other capacity) will (i) appear at such meeting or otherwise cause all of the Securities owned by the Shareholder (whether beneficially or of record) to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all of the Securities owned by the Shareholder (whether beneficially or of record):

(a) with respect to each meeting at which a vote of the Shareholder on the Merger is requested (a “Merger Proposal”), in favor of such Merger Proposal (and, in the event that such Merger Proposal is presented as more than one proposal, in favor of each proposal that is part of such Merger Proposal), and in favor of any other matter presented or proposed as to approval of the Merger or any part or aspect thereof or any other transactions or matters contemplated by the Merger Agreement;

(b) against any Company Takeover Proposal, without regard to the terms of such Company Takeover Proposal, or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger and the other transactions or matters contemplated by the Merger Agreement;

(c) against any other action, agreement or transaction, that is intended, that would or would be reasonably expected, or the effect of which would or would be reasonably expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the performance by the Shareholder of its obligations under this Agreement;

(d) against any action, proposal, transaction or agreement that would or would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Shareholder contained in this Agreement; and

(e) in favor of any proposal to adjourn or postpone the Company Stockholder Meeting to a later date if there are not sufficient votes to approve the Merger Proposal.

1.2 Grant of Irrevocable Proxy; Appointment of Proxy.

(a) From and after the date hereof until the Expiration Date, the Shareholder hereby irrevocably and unconditionally grants to, and appoints, Parent and any designee of Parent (determined in Parent’s sole discretion) as the Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote or cause to be voted (including by proxy or written consent, if applicable) its Securities in accordance with the Required Votes.

(b) The Shareholder hereby represents that any proxies heretofore given in respect of the Securities, if any, are revocable, and hereby revokes such proxies.

(c) The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 1.2 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder hereby further affirms that the irrevocable proxy set forth in this Section 1.2 is coupled with an interest and, except upon the occurrence of the Expiration Date, is intended to be irrevocable. The Shareholder agrees, until the Expiration Date, to vote its Securities in accordance with Section 1.1(a) through Section 1.1(e) above as instructed by Parent in writing. The parties agree that the foregoing is a voting agreement.

1.3 Restrictions on Transfers. The Shareholder hereby agrees that, from the date hereof until the Expiration Date, it shall not, directly or indirectly, except in connection with the consummation of the Merger and as expressly provided for in the Merger Agreement, (i) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, Lien (other than (x) collateral and rehypothecation arrangements with prime brokers in margin accounts and (y) any Liens that could not reasonably be expected, either individually or in the aggregate, to impair the ability of a Shareholder to perform fully its obligations hereunder with respect to the applicable shares of Securities on a timely basis (“Permitted Liens”)), hypothecation or other disposition of (by merger, by testamentary disposition, by operation of Law or otherwise), any Securities (each, a “Transfer”), (ii) deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy, consent or power of attorney with respect thereto other than, and that is inconsistent with, this Agreement or (iii) agree (regardless of whether in writing) to take any of the actions referred to in the foregoing clause (i) or (ii). Notwithstanding the foregoing, the Shareholder shall have the right to Transfer its Securities to an Affiliate and related fund entities; provided, however, prior to and as a condition to the effectiveness of such Transfer, any Affiliate and related fund entities to which any of such Securities or any interest in any of such Securities is transferred shall have executed and delivered to Parent a counterpart to this Agreement pursuant to which such Person shall be bound by all terms and provisions of this Agreement. Any Transfer or attempted Transfer of any Securities in violation of this Section 1.3 shall be null and void and of no effect.

ARTICLE II

NO SOLICITATION

2.1 Restricted Activities. Prior to the Expiration Date, the Shareholder shall not, and shall cause its Affiliates and use reasonable best efforts to cause its Representatives not to, directly or indirectly, (a) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing or affording access to any confidential or non-public material information) any inquiries, proposals or offers regarding, or the making of a Company Takeover Proposal or that could reasonably be expected to lead to a Company Takeover Proposal, (b) other than to inform any Person of the existence of this Section 2.1, conduct, participate or engage in any discussions or negotiations with any Person with respect to a Company Takeover Proposal or (c) furnish or provide any non-public information or data regarding the Company or its Subsidiaries, or afford access to the business, properties, assets or employees of the Company or its Subsidiaries, to any Person except in the ordinary course of business consistent with past practice (and, in any event, not in connection with or in response to a Company Takeover Proposal or any indication of interest that would or would reasonably be expected to lead to a Company Takeover Proposal) or (d) enter into any letter of intent or agreement in principle, or other agreement providing for a Company Takeover Proposal (the activities specified in clauses (a) through (d) being hereinafter referred to as the “Restricted Activities”).

2.2 Notification. From and after the date hereof until the Expiration Date, the Shareholder shall, and shall cause its Affiliates and use reasonable best efforts to cause its Representatives to, (i) immediately cease and cause to be terminated any solicitation, encouragement, discussions or negotiations with any Person conducted heretofore with respect to any Company Takeover Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Takeover Proposal, and (ii) promptly request the prompt return or destruction of all confidential information previously furnished to any such Person or its Representatives. From and after the date hereof until the Expiration Date, the Shareholder shall promptly, after its receipt of any Company Takeover Proposal or any inquiry or request for discussions or negotiations regarding a Company Takeover Proposal or information relating to the Company or any Company Subsidiary in connection with a Company Takeover Proposal, notify Parent of such Company Takeover Proposal, inquiry or request (including providing the identity of the Person making or submitting such Company Takeover Proposal, inquiry or request), and provide the material terms and conditions of any such proposal or offer regarding Company Takeover Proposal, including any financial and other terms thereof, in each case including any modifications thereto. The Shareholder shall keep Parent informed in all material respects on a prompt basis with respect to any development regarding the status or terms of any such Company Takeover Proposal (including any change to the terms of any such Company Takeover Proposal) or inquiry or request and shall promptly apprise Parent of the status of any such discussions or negotiations. The Shareholder shall provide to Parent promptly after receipt or delivery thereof copies of all correspondence and other written materials sent by or provided to the Company or the Shareholder or its Representatives to or from any Person, as applicable. The Shareholder agrees that neither it nor any of its Affiliates has entered into or shall enter into any agreement with any Person that prohibits the Company or the Shareholder from either providing any information to Parent in accordance with this Section 2.2 or otherwise complying with any of its obligations pursuant to this Section 2.2. Notwithstanding anything in this Agreement to the contrary, (i) the Shareholder shall not be responsible for the actions of Parent or its board of directors (or any committee thereof), any Subsidiary of Parent, or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the “Parent Related Parties”), including with respect to any of the matters contemplated by this Section 2.2, and (ii) the Shareholder makes no representations or warranties with respect to the actions of any of the Parent Related Parties.

ARTICLE III

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

3.1 Representations and Warranties. The Shareholder represents and warrants to Parent as follows: (a) the Shareholder has full legal right and capacity to execute and deliver this Agreement, to perform the Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly executed and delivered by the Shareholder and the execution, delivery and performance of this Agreement by the Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Shareholder and no other actions or proceedings on the part of the Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby; (c) this Agreement constitutes the valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms (subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors’ rights and to general equity principles); (d) the execution and delivery of this Agreement by the Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws or agreements binding upon the Shareholder or the Securities owned by the Shareholder, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except for filings with the SEC by the Shareholder; (e) the Shareholder holds the Securities set forth opposite the Shareholder’s name on Exhibit A attached hereto; and (f) the Shareholder owns or holds, beneficially or of record, or controls all of its Securities free and clear of any proxy, voting restriction, adverse claim or other Liens (other than Permitted Liens or any restrictions created by this Agreement) and has sole voting power with respect to the Securities and sole power of disposition with respect to all of the Securities, with no restrictions on the Shareholder’s rights of voting or disposition pertaining thereto, except for such transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States, and no person other than the Shareholder has any right to direct or approve the voting or disposition of any of the Securities.

3.2 Certain Other Agreements. The Shareholder hereby:

(a) irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that the Shareholder may have with respect to the Securities;

(b) agrees to promptly notify Parent and the Company of the number of any new Securities acquired by the Shareholder after the date hereof and prior to the Expiration Date, it being understood, for the avoidance of doubt, that any such Securities shall be subject to the terms of this Agreement as though owned by the Shareholder on the date hereof;

(c) agrees to permit Parent and the Company to publish and disclose in the Joint Proxy Statement the Shareholder’s identity and ownership of the Securities and the nature of the Shareholder’s commitments, arrangements and understandings under this Agreement; and

(d) shall, and hereby does, authorize the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Securities (and that this Agreement places limits on the voting and transfer of such Securities); provided, however, that Company or its counsel may further notify the Company’s transfer agent to lift and vacate the stop transfer order with respect to the Securities following the Expiration Date solely to the extent to effect the consummation of the Merger in accordance with the Merger Agreement.

ARTICLE IV

TERMINATION

This Agreement shall automatically terminate (without any further action of the parties) and be of no further force or effect upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) the date of any modification, waiver or amendment to the Merger Agreement effected without Shareholder’s consent that (i) decreases the amount or changes the form of consideration payable to all of the shareholders of the Company pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement or (ii) otherwise materially adversely affects the interests of the Shareholder or the shareholders of the Company; (d) the mutual written consent of the parties hereto; (e) the End Date; and (f) any material breach of this Agreement by Parent. Notwithstanding the preceding sentence, Article V shall survive any termination of this Agreement. Nothing in this Article IV shall relieve or otherwise limit any party of liability for a breach of this Agreement.

ARTICLE V

MISCELLANEOUS

5.1 Expenses. Each party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement, whether or not the Merger shall be consummated.

5.2 Capacity. The Shareholder is signing this Agreement solely in its capacity as a Company shareholder, and nothing contained herein shall in any way limit or affect any actions taken by any Representative of the Shareholder in his or her capacity as a director, officer or employee of the Company, and no action taken in any such capacity as a director, officer or employee shall be deemed to constitute a breach of this Agreement.

5.3 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

If to Parent, to:

Denbury Resources Inc.

5320 Legacy Dr.

Plano, TX 75024

Attention: General Counsel

Phone: (972) 673-2000

With a required copy to (which does not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin Street

Suite 2500

Houston, TX 77002

Phone: (713) 758-2222

Facsimile: (713) 758-2346

Attention: Jeffery B. Floyd; Stephen M. Gill

E-mail: JFloyd@velaw.com; SGill@velaw.com

If to the Shareholder:

KLS Diversified Master Fund L.P.

452 Fifth Avenue, 22th Floor

New York, New York 1001

Phone: (212) 905-0845; (212) 905-0808

Facsimile: (212) 905-0846

Attention: John Steinhardt; Michael Hanna

E-mail: jsteinhardt@klsdiversified.com; mhanna@klsdiversified.com

With a required copy to (which does not constitute notice):

Purrington Moody Weil LLP

414 West 14th Street, 4th Floor

New York, NY 10014

Attention: Michael Rodriguez

Phone: (212) 431-1358

Facsimile: (212) 431-7124

If to the Company:

Penn Virginia Corporation

16285 Park Ten Place

Suite 500

Houston, TX 77079

Attention: Chief Legal Counsel

Phone: (713) 722-6500

Facsimile: (713) 722-6609

With a required copy to (which does not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Suite 1400

Palo Alto, California 94301

Phone: (650) 470-4500

Facsimile: (650) 470-4570

Attention: Leif B. King; Frank E. Bayouth

E-mail: Leif.King@skadden.com; Frank.Bayouth@skadden.com

5.4 Amendments; Extension; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Parent, on the one hand, and the Shareholder, on the other hand and (ii) in the case of a waiver, by the party (or parties) against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

5.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 5.5 shall be void.

5.6 No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties.

5.7 Entire Agreement. This Agreement, together with the Merger Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof.

5.8 Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

5.9 Jurisdiction; Specific Performance; Waiver of Jury Trial.

(a) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 5.2 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(b) The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Article IV, it is accordingly agreed that the parties and the Company shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 5.9(b), this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 5.9(b). Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.9(b), and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 5.9(c).

5.10 Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

5.11 Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions: (a) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used; (b) examples are not to be construed to limit, expressly or by implication, the matter they illustrate; (c) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation; (d) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings; (e) the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”; (f) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined; (g) all references to prices, values or monetary amounts refer to United States dollars; (h) wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders; (i) this Agreement has been jointly prepared by the parties hereto, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any party had a greater or lesser hand in drafting this Agreement; (j) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement; (k) any references herein to a particular Section, Article or Exhibit means a Section or Article of, or an Exhibit to, this Agreement unless otherwise expressly stated herein; the Exhibit attached hereto is incorporated herein by reference and will be considered part of this Agreement; (l) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis; (m) all references to days mean calendar days unless otherwise provided; and (n) all references to time mean Houston, Texas time.

5.12 Counterparts. This Agreement may be executed in any number of counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

5.13 Severability. Any provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARENT:
DENBURY RESOURCES INC.

By:	/s/ James S. Matthews
Name:	James S. Matthews
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

[Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

SHAREHOLDER:

KLS Diversified Master Fund L.P.

By:	/s/ Michael P. Zarrilli
Name:	Michael P. Zarrilli
Title:	Partner and COO

[Signature Page to Voting and Support Agreement]

Exhibit A

Name of Shareholder	Number of Shares of Company Common Stock Beneficially Owned
KLS Diversified Master Fund L.P.	705,417

Annex G

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of October 28, 2018, by and between the shareholder named on the signature page hereto (the “Shareholder”) and Denbury Resources Inc., a Delaware corporation (“Parent”). The parties to this Agreement are sometimes referred to herein collectively as the “parties,” and individually as a “party.” Capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement (as defined below).

WHEREAS, the Shareholder is a director or executive officer of the Company and may own shares of the Company’s Common Stock (the “Common Stock,” together with any other Rights (as defined below) with respect thereto or Common Stock acquired (whether beneficially or of record) by the Shareholder after the date hereof and prior to the Closing or the termination of all of the Shareholder’s obligations under this Agreement, whichever is earlier, including any interests in the Company or Rights with respect thereto acquired by means of purchase, dividend or distribution, or issued upon the exercise of any options or warrants or the conversion of any convertible securities or otherwise, being collectively referred to herein as the “Securities”). For the purposes of this Agreement, “Rights” means, with respect to any Person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such Person to issue, transfer or sell any equity interest of such Person or any of its Subsidiaries or any securities convertible into or exchangeable for such equity interests, or (b) contractual obligations of such Person to repurchase, redeem or otherwise acquire any equity interest in such Person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this sentence.

WHEREAS, Parent, Dragon Merger Sub Inc., a Virginia corporation and wholly owned subsidiary of Parent (“Merger Sub”), DR Sub LLC, a Virginia Corporation and wholly owned subsidiary of Parent, and the Company propose to enter into an Agreement and Plan of Merger, dated as of the date hereof and as it may be amended from time to time (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into the Company, with the Company surviving as a direct wholly owned Subsidiary of Parent, all upon the terms of, and subject to the conditions set forth in, the Merger Agreement (the “Merger”).

WHEREAS, the approval of the Merger Agreement by the affirmative vote of the holders of more than two-thirds (2/3) of all the votes entitled to be cast at the Company Shareholders Meeting is a condition to the consummation of the Merger.

WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement and as an inducement and in consideration therefor, the Shareholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

VOTING; GRANT AND APPOINTMENT OF PROXY

1.1 Voting. From and after the date hereof until the earlier of (x) the consummation of the Merger and (y) the termination of the Merger Agreement pursuant to and in compliance with the terms thereof (such earlier date, the “Expiration Date”), the Shareholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each adjourned or postponed meeting) of the shareholders of the Company, however called, or in connection with any written consent of the shareholders of the Company, the Shareholder

(in such capacity and not in any other capacity) will (i) appear at such meeting or otherwise cause all of the Securities owned by the Shareholder (whether beneficially or of record) to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all of the Securities owned by the Shareholder (whether beneficially or of record):

(a) with respect to each meeting at which a vote of the Shareholder on the Merger is requested (a “Merger Proposal”), in favor of such Merger Proposal (and, in the event that such Merger Proposal is presented as more than one proposal, in favor of each proposal that is part of such Merger Proposal), and in favor of any other matter presented or proposed as to approval of the Merger or any part or aspect thereof or any other transactions or matters contemplated by the Merger Agreement;

(b) against any Company Takeover Proposal, without regard to the terms of such Company Takeover Proposal, or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger and the other transactions or matters contemplated by the Merger Agreement;

(c) against any other action, agreement or transaction, that is intended, that would or would be reasonably expected, or the effect of which would or would be reasonably expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the performance by the Shareholder of its obligations under this Agreement, including: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its Subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of the Company or any of its Subsidiaries (other than the Merger) or a reorganization, recapitalization or liquidation of the Company or any of its Subsidiaries; (iii) an election of new members to the Company Board; (iv) any material change in the present capitalization or dividend or distribution policy of the Company or any amendment or other change to the Organizational Documents of the Company or its Subsidiaries; or (v) any other material change in the Company’s organizational structure or business, except, in the case of clauses (i)-(v), if previously approved in writing by Parent or as otherwise expressly provided in the Merger Agreement;

(d) against any action, proposal, transaction or agreement that would or would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Shareholder contained in this Agreement;

(e) in favor of any proposal to adjourn or postpone the Company Stockholder Meeting to a later date if there are not sufficient votes to approve the Merger Proposal; and

(f) in favor of any other matter necessary or desirable to the consummation of the transactions contemplated by the Merger Agreement, including the Merger (clauses (a) through (f) of this Section 1.1, the “Required Votes”).

1.2 Grant of Irrevocable Proxy; Appointment of Proxy.

(a) From and after the date hereof until the Expiration Date, the Shareholder hereby irrevocably and unconditionally grants to, and appoints, Parent and any designee of Parent (determined in Parent’s sole discretion) as the Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote or cause to be voted (including by proxy or written consent, if applicable) its Securities in accordance with the Required Votes.

(b) The Shareholder hereby represents that any proxies heretofore given in respect of the Securities, if any, are revocable, and hereby revokes such proxies.

(c) The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 1.2 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder hereby further affirms that the irrevocable proxy set forth in this Section 1.2 is coupled with an interest and, except upon the occurrence of the Expiration Date, is intended to be irrevocable. The Shareholder agrees, until the Expiration Date, to vote its Securities in accordance with Section 1.1(a) through Section 1.1(e) above as instructed by Parent or any designee of Parent in writing. The parties agree that the foregoing is a voting agreement.

1.3 Restrictions on Transfers. The Shareholder hereby agrees that, from the date hereof until the Expiration Date, it shall not, directly or indirectly, except in connection with the consummation of the Merger and as expressly provided for in the Merger Agreement, (i) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, Lien, hypothecation or other disposition of (by merger, by testamentary disposition, by operation of Law or otherwise), any Securities (each, a “Transfer”), (ii) deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy, consent or power of attorney with respect thereto other than, and that is inconsistent with, this Agreement, or (iii) agree (regardless of whether in writing) to take any of the actions referred to in the foregoing clause (i) or (ii). Notwithstanding the foregoing, the Shareholder shall have the right to Transfer its Securities to a trust or other estate planning vehicle that is controlled by the Shareholder and is for the benefit of any member of Shareholder’s immediate family (“Estate Planning Vehicle”); provided, however, prior to and as a condition to the effectiveness of such Transfer, any Estate Planning Vehicle to which any of such Securities or any interest in any of such Securities is transferred shall have executed and delivered to Parent a counterpart to this Agreement pursuant to which such Person shall be bound by all terms and provisions of this Agreement. Any Transfer or attempted Transfer of any Securities in violation of this Section 1.3 shall be null and void and of no effect.

ARTICLE II

REPRESENTATIONS, WARRANTIES AND COVENANTS

OF THE SHAREHOLDER

2.1 Representations and Warranties. The Shareholder represents and warrants to Parent as follows: (a) the Shareholder has full legal right and capacity to execute and deliver this Agreement, to perform the Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly executed and delivered by the Shareholder and the execution, delivery and performance of this Agreement by the Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Shareholder and no other actions or proceedings on the part of the Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby; (c) this Agreement constitutes the valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms; (d) the execution and delivery of this Agreement by the Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws or agreements binding upon the Shareholder or the Securities owned by the Shareholder, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except for filings with the SEC by the Shareholder; (e) the Shareholder owns, beneficially and of record, or controls the Securities set forth on the Shareholder’s signature page attached hereto; and (f) the Shareholder owns, beneficially and of record, or controls all of its Securities free and clear of any proxy, voting restriction, adverse claim or other Liens (other than any restrictions created by this Agreement) and has sole voting power with respect to the Securities and sole power of disposition with respect to all of the Securities, with no restrictions on the Shareholder’s rights of voting or disposition pertaining thereto, except for such transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States, and no person other than the Shareholder has any right to direct or approve the voting or disposition of any of the Securities.

2.2 Certain Other Agreements. The Shareholder hereby:

(a) irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that the Shareholder may have with respect to the Securities;

(b) agrees to promptly notify Parent and the Company of the number of any new Securities acquired by the Shareholder after the date hereof and prior to the Expiration Date, it being understood, for the avoidance of doubt, that any such Securities shall be subject to the terms of this Agreement as though owned by the Shareholder on the date hereof;

(c) agrees to permit Parent and the Company to publish and disclose in the Joint Proxy Statement the Shareholder’s identity and ownership of the Securities and the nature of the Shareholder’s commitments, arrangements and understandings under this Agreement; and

(d) shall, and hereby does, authorize the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Securities (and that this Agreement places limits on the voting and transfer of such Securities); provided, however, that Company or its counsel may further notify the Company’s transfer agent to lift and vacate the stop transfer order with respect to the Securities following the Expiration Date solely to the extent to effect the consummation of the Merger in accordance with the Merger Agreement.

ARTICLE III

TERMINATION

This Agreement shall automatically terminate (without any further action of the parties) and be of no further force or effect upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) the date of any modification, waiver or amendment to the Merger Agreement effected without Shareholder’s consent that (i) decreases the amount or changes the form of consideration payable to all of the shareholders of the Company pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement or (ii) otherwise materially adversely affects the interests of the shareholders of the Company; and (d) the mutual written consent of the parties hereto; provided, however, that the covenants and agreements contained in Article II shall survive the consummation of the Merger and remain in full force and effect until all obligations with respect thereto shall have been fully performed or fully satisfied or shall have been terminated in accordance with their terms. Notwithstanding the preceding sentence, Article III and Article IV shall survive any termination of this Agreement. Nothing in this Article III shall relieve or otherwise limit any party of liability for a breach of this Agreement.

ARTICLE IV

MISCELLANEOUS

4.1 Expenses. Each party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement, whether or not the Merger shall be consummated.

4.2 Capacity. The Shareholder is signing this Agreement solely in its capacity as a Company shareholder, and nothing contained herein shall in any way limit or affect any actions taken by any Representative of the Shareholder in his or her capacity as a director, officer or employee of the Company, and no action taken in any such capacity as a director, officer or employee shall be deemed to constitute a breach of this Agreement.

4.3 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

If to Parent, to:

Denbury Resources Inc.

5320 Legacy Dr.

Plano, TX 75024

Attention: General Counsel

Phone: (972) 673-2000

With a required copy to (which does not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin Street

Suite 2500

Houston, TX 77002

Phone: (713) 758-2222

Facsimile: (713) 758-2346

Attention: Jeffery B. Floyd; Stephen M. Gill

E-mail: JFloyd@velaw.com; SGill@velaw.com

If to the Shareholder, to the address of the Shareholder set forth on the signature page hereto, if any, and to any other address designated by the Shareholder in writing to Parent and the Company.

If to the Company, to:

Penn Virginia Corporation

16285 Park Ten Place

Suite 500

Houston, TX 77079

Attention: Chief Legal Counsel

Phone: (713) 722-6500

Facsimile: (713) 722-6609

With a required copy to (which does not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Suite 1400

Palo Alto, California 94301

Phone: (650) 470-4500

Facsimile: (650) 470-4570

Attention: Leif B. King; Frank E. Bayouth

E-mail: Leif.King@skadden.com; Frank.Bayouth@skadden.com

4.4 Amendments; Extension; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Parent, on the one hand, and the Shareholder, on the other hand and (ii) in the case of a waiver, by the party (or parties) against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

4.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 4.5 shall be void.

4.6 No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties.

4.7 Entire Agreement. This Agreement, together with the Merger Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof.

4.8 Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that the Company is an intended third party beneficiary of this Agreement and is entitled to specifically enforce the obligations set forth herein.

4.9 Jurisdiction; Specific Performance; Waiver of Jury Trial.

(a) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 4.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(b) The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Article III, it is accordingly agreed that the parties and the Company shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 4.9(b), this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 4.9(b). Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 4.9(b), and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 4.9(c).

4.10 Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

4.11 Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions: (a) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used; (b) examples are not to be construed to limit, expressly or by implication, the matter they illustrate; (c) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation; (d) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings; (e) the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”; (f) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined; (g) all references to prices, values or monetary amounts refer to United States dollars; (h) wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders; (i) this Agreement has been jointly prepared by the parties hereto, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any party had a greater or lesser hand in drafting this Agreement; (j) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement; (k) any references herein to a particular Section, Article or Exhibit means a Section or Article of, or an Exhibit to, this Agreement unless otherwise expressly stated herein; the Exhibit attached hereto is incorporated herein by reference and will be considered part of this Agreement; (l) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis; (m) all references to days mean calendar days unless otherwise provided; and (n) all references to time mean Houston, Texas time.

4.12 Counterparts. This Agreement may be executed in any number of counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

4.13 Severability. Any provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARENT:

DENBURY RESOURCES INC.

By:	/s/ James S. Matthews
Name:	James S. Matthews
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

SHAREHOLDER:

/s/ John A. Brooks
John A. Brooks

Address:

27418 Guthrie Ridge Lane Katy, Texas 77494

Number of Shares of Company Common Stock Beneficially Owned by Shareholder:

5,518 shares of Company Common Stock 33,004 Company RSU Awards 41,255 Company PSU Awards

SHAREHOLDER:

/s/ David Geenberg
David Geenberg

Address:

23 Cobb Island Drive Greenwich, CT 06830

Number of Shares of Company Common Stock Beneficially Owned by Shareholder:

-----

SHAREHOLDER:

/s/ Michael Hanna
Michael Hanna

Address:

2 Target Rock Road Lloyd Harbor, NY 11743

Number of Shares of Company Common Stock Beneficially Owned by Shareholder:

-----

SHAREHOLDER:

/s/ Darin G. Holderness
Darin G. Holderness

Address:

5 Northern Bear Point Boerne, Texas 78006

Number of Shares of Company Common Stock Beneficially Owned by Shareholder:

2,781 shares of Company Common Stock 5,562 Company RSU Awards

SHAREHOLDER:

/s/ Jerry R. Schuyler
Jerry R. Schuyler

Address:

7220 Comanche Trail Austin, Texas

Number of Shares of Company Common Stock Beneficially Owned by Shareholder:

2,781 shares of Company Common Stock 5,562 Company RSU Awards

SHAREHOLDER:

/s/ V. Frank Pottow
V. Frank Pottow

Address:

8 Grahampton Lane Greenwich, CT 06830

Number of Shares of Company Common Stock Beneficially Owned by Shareholder:

1,898 Company RSU Awards

SHAREHOLDER:

/s/ Steven A. Hartman
Steven A. Hartman

Address:

23410 Fairway Valley Lane Katy, Texas 77494

Number of Shares of Company Common Stock Beneficially Owned by Shareholder:

27,287 shares of Company Common Stock 25,254 Company RSU Awards 5,000 Company PSU Awards

SHAREHOLDER:

/s/ Benjamin Mathis
Benjamin Mathis

Address:

23414 Fairway Valley Lane

Number of Shares of Company Common Stock Beneficially Owned by Shareholder:

1,777 shares of Company Common Stock 15,456 Company RSU Awards 13,061 Company PSU Awards

PART II

Item 20.	Indemnification of Directors and Officers.

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the rights of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

The Denbury bylaws contain provisions that provide for the indemnification of officers and directors to the fullest extent permitted by, and in the manner permissible under, applicable state and federal law, including the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its charter that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which the director derived an improper personal benefit. The Denbury certificate of incorporation provides for such limitation of liability.

Denbury expects to maintain standard policies of insurance under which coverage is provided to Denbury’s directors and officers against loss arising from claims made by reason of a breach of duty or other wrongful act and to Denbury with respect to payments which may be made by Denbury to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

In the Merger Agreement filed as Annex A to this joint proxy statement/prospectus, Denbury and the surviving corporation have agreed to, jointly and severally, (i) indemnify and hold harmless each person who is now, or has been or becomes at any time prior to the effective time of the Merger, (A) an officer or director of Penn Virginia or any of its subsidiaries or (B) a director, officer, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Penn Virginia or any of its subsidiaries, together with such person’s heirs, executors, trustees, fiduciaries and administrators (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable law from and against any losses, claims, damages, liabilities, costs, indemnification expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) arising out of or in connection with any threatened, asserted, pending or completed action or proceeding, any governmental entity or any other person, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director or officer of Penn Virginia or any of its subsidiaries or as a trustee of (or in a similar capacity with) any compensation and benefit plan of any thereof; and (ii) promptly pay on behalf of or, within 15 days after any request for advancement, advance to each of the Indemnified Parties, any indemnification expenses (including reasonable attorneys’ fees) incurred in defending, serving as a witness with respect to or otherwise participating with respect to any such action or proceeding in advance of the final disposition of such claim or action, including payment on behalf of or advancement to the Indemnified Party of any indemnification expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security.

In the event that Denbury, the surviving corporation, LLC Sub or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, Denbury, the surviving corporation or LLC Sub, as applicable, must cause proper provision to be made so that the successors and assigns of Denbury, the surviving corporation or LLC Sub, as applicable, assume the indemnification obligations set forth above contemporaneous with the closing of any such consolidation, merger, transfer or conveyance.

Denbury has agreed to cause to be put in place a “tail” directors’ and officers’ liability insurance policy covering the six-year period from and after the effective time of the Merger for Penn Virginia and its current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by Penn Virginia from a carrier with the same or better credit rating to Penn Virginia’s current directors’ and officers’ liability insurance carrier on terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by Penn Virginia as of the date of the Merger Agreement with respect to claims arising from facts or events that occurred on or before the effective time of the Merger, except that in no event will Denbury be required to pay with respect to such “tail” policy more than 300% of the aggregate annual premium currently paid by Penn Virginia for such insurance.

Item 21.	Exhibits

Exhibit Number	Description

2.1†	Agreement and Plan of Merger among Denbury Resources Inc., Penn Virginia Corporation, Dragon Merger Sub Inc. and DR Sub LLC, dated as of October 28, 2018 (attached as Annex A to this joint proxy statement/prospectus which forms part of this registration statement).

3.1	Second Restated Certificate of Incorporation of Denbury Resources Inc. filed with the Delaware Secretary of State on October 30, 2014 (incorporated by reference to Exhibit 3(a) of Form 10-Q filed by Denbury on November 7, 2014, File No. 001-12935).

3.2	Second Amended and Restated Bylaws of Denbury Resources Inc. as of November 4, 2014 (incorporated by reference to Exhibit 3(b) of Form 10-Q filed by Denbury on November 7, 2014, File No. 001-12935).

5.1*	Opinion of Vinson & Elkins LLP regarding the validity of the Denbury Common Stock being issued.

8.1*	Opinion of Vinson & Elkins LLP regarding certain U.S. federal income tax matters.

8.2*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. federal income tax matters.

21.1	Subsidiaries of Denbury Resources Inc. (incorporated herein by reference to Exhibit 21 to Denbury’s Annual Report on Form 10-K filed on February 28, 2018, File No. 001-12935).

23.1	Consent of PricewaterhouseCoopers LLP relating to Denbury Resources Inc.

23.2	Consent of Grant Thornton LLP relating to Penn Virginia Corporation.

23.3	Consent of KPMG LLP relating to Penn Virginia Corporation.

23.4*	Consent of Vinson & Elkins LLP (included in Exhibit 8.1).

23.5*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2).

23.6	Consent of DeGolyer and MacNaughton, Inc. relating to Denbury Resources Inc.

Exhibit Number	Description

23.7	Consent of DeGolyer and MacNaughton, Inc. relating to Penn Virginia Corporation.

23.8	Consent of Wright & Company, Inc. relating to Penn Virginia Corporation.

23.9*	Consent of Vinson & Elkins LLP (included in Exhibit 5.1).

99.1	Form of Denbury Resources Inc. proxy card.

99.2	Form of Penn Virginia Corporation WHITE proxy card.

99.3	Consent of Guggenheim Securities, LLC.

99.4	Consent of Jefferies LLC.

99.5*	Form of Election Form and Letter of Transmittal

*	To be filed by amendment.
†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Denbury agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.

Item 22.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•

to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

•

to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•

the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(e)

The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(g)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(h)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

DENBURY SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, in the State of Texas, on the 20th day of December, 2018.

DENBURY RESOURCES INC.

By:	/s/ Christian S. Kendall
Christian S. Kendall
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 20th day of December, 2018.

Signature	Title	Date

/s/ Christian S. Kendall Christian S. Kendall	Director, President and Chief Executive Officer (Principal Executive Officer)	December 20, 2018

/s/ Mark C. Allen Mark C. Allen	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	December 20, 2018

/s/ Alan Rhoades Alan Rhoades	Vice President and Chief Accounting Officer (Principal Accounting Officer)	December 20, 2018

/s/ John P. Dielwart John P. Dielwart	Director	December 20, 2018

/s/ Michael B. Decker Michael B. Decker	Director	December 20, 2018

/s/ Gregory L. McMichael Gregory L. McMichael	Director	December 20, 2018

/s/ Kevin O. Meyers Kevin O. Meyers	Director	December 20, 2018

/s/ Lynn A. Peterson Lynn A. Peterson	Director	December 20, 2018

/s/ Randy Stein Randy Stein	Director	December 20, 2018

/s/ Laura A. Sugg Laura A. Sugg	Director	December 20, 2018